As confidentially submitted to the Securities and Exchange Commission on February 27, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Confidential Draft Submission No. 1
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Sayona Mining Limited
(Exact Name of Registrant as Specified in its Charter)

Australia	1400	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
Tel: +61 7 3369 7058
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent of service)
With copies to:

Avner Bengera Jamie L. Yarbrough Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 +1 (212) 408-2500	Dylan Roberts Company Secretary and General Counsel Sayona Mining Limited Level 28, 10 Eagle Street Brisbane, Queensland 4000 Australia +61 7 3369 7058	Bruce Czachor Executive Vice President and Chief Legal Officer Piedmont Lithium Inc. 42 E Catawba Street Belmont, North Carolina 28012 +1 (704) 461-8000	John T. Gaffney Eric M. Scarazzo Michelle M. Gourley Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 +1 (212) 351-4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(B) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
U.S. Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
U.S. Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the U.S. Securities Act of 1933.
☒ Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the U.S. Securities Act.  ☐
†	The term ‘new or revised financial accounting standard’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.
PRELIMINARY — SUBJECT TO COMPLETION — DATED FEBRUARY 27, 2025

PROXY STATEMENT OF PIEDMONT LITHIUM INC.	PROSPECTUS OF SAYONA MINING LIMITED

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Piedmont Lithium Inc.:
You are cordially invited to attend a special meeting (together with any adjournment, postponement or other delay thereof, the “Piedmont special meeting”) of stockholders of Piedmont Lithium Inc., a Delaware corporation (“Piedmont”). You may attend the Piedmont special meeting via a live interactive webcast on [ ], 2025, at [ ] [A.M.] [P.M.], Eastern Time, by visiting the following website: [ ]. Holders of Piedmont CDIs (as defined below) are entitled to receive notice of, and attend as guests (but not vote at), the Piedmont special meeting and may instruct CHESS Depositary Nominees Pty Ltd. (the “CDI Depositary”) to vote the shares underlying their Piedmont CDIs. See “Notice of Special Meeting of Piedmont Stockholders to be Held on [ ], 2025” for additional information about attending and participating in the meeting. Whether or not you plan to attend, please vote your shares as promptly as possible.
On November 18, 2024, Piedmont, Sayona Mining Limited, an Australian public company limited by shares (“Sayona”), and Shock MergeCo Inc., a Delaware corporation and a wholly owned subsidiary of Sayona (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be further amended from time to time, the “merger agreement”) that provides for the merger of Piedmont with Sayona. On the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Piedmont (the “merger” or the “transaction”) with Piedmont surviving the merger as a wholly owned subsidiary of Sayona, and, as a result of the merger, the separate existence of Merger Sub shall cease.
Upon the successful completion of the transaction, each share of Piedmont common stock, par value $0.0001 per share (“Piedmont common stock”), issued and outstanding immediately prior to the effective time of the merger, including any share in respect of which a Piedmont CHESS depository interest (“Piedmont CDI”) has been issued (excluding any excluded shares (as defined below), or converted shares (as defined below)) (which shares of Piedmont common stock are referred to as the “eligible shares”) will be converted as follows: (1) each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 5.27 ordinary shares of Sayona (“Sayona ordinary shares”) (the “Sayona ordinary share consideration”); and (2) each share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger and not represented by a Piedmont CDI will be converted into the right to receive [•] American depositary shares of Sayona (“Sayona ADSs”), representing together 527 Sayona ordinary shares (the “Sayona ADS consideration” and together with the Sayona ordinary share consideration, the “merger consideration”). If you receive merger consideration and would otherwise be entitled to receive a fractional share of Sayona ordinary shares or Sayona ADSs, such fractional shares of Sayona ordinary shares or Sayona ADSs will be rounded up to the nearest whole share. Any such fractional shares issuable to the same Piedmont stockholder will be aggregated first and prior to eliminating fractional shares. The Sayona ADSs to be issued in connection with the transaction are expected to be listed on the Nasdaq Capital Market (the “Nasdaq”) and trade under the symbol “[•].” Immediately after the effective time of the merger, the pre-merger Sayona shareholders, on the one hand, and the pre-merger holders of eligible shares of Piedmont common stock and Piedmont CDIs (holders of Piedmont CDIs, collectively with holders of Piedmont common stock, the “Piedmont stockholders,” unless the context otherwise requires), on the other hand, will each own collectively approximately 50% of the ordinary shares of Sayona on a fully diluted basis (including the Sayona ordinary shares underlying the Sayona ADSs). Sayona ordinary shares are traded on the ASX Limited ABN 98 008 624 691 (the “ASX”) under the symbol “SYA” and, as a secondary listing, on the OTCQB Venture Market in the United States under the symbol “SYAXF.” Piedmont common stock is traded on the Nasdaq under the symbol “PLL.” Piedmont CDIs are traded on the ASX under the symbol “PLL.” We encourage you to obtain current quotes for Sayona ordinary shares, Piedmont common stock, and Piedmont CDIs.
The market value of the merger consideration to Piedmont stockholders will fluctuate with the market price of Sayona ordinary shares and will not be known at the time that Piedmont stockholders vote on the transaction. Based on Sayona’s closing share price and the spot Australian Dollar-U.S. Dollar exchange rate, in each case, on November 18, 2024, the last trading day before the public announcement of the execution of the merger agreement, the implied value of the merger consideration to Piedmont stockholders was approximately $13.03 per share of Piedmont common stock.

At the Piedmont special meeting, Piedmont stockholders will be asked to consider and vote on (1) a proposal to adopt and approve the merger agreement (the “Piedmont merger proposal”), (2) a proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable by Piedmont to its named executive officers in connection with the merger of Merger Sub with and into Piedmont (the “advisory compensation proposal”) and (3) any proposal to postpone or adjourn the Piedmont special meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt and approve the merger agreement at the time of the Piedmont special meeting (the “adjournment proposal,” and together with the Piedmont merger proposal and the advisory compensation proposal, the “Proposals”). Piedmont’s board of directors unanimously recommends that Piedmont stockholders vote “FOR” the Piedmont merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.
We cannot complete the transaction unless, among other things, the Piedmont merger proposal is approved by Piedmont stockholders. Your vote on these matters is very important, regardless of the number of shares of Piedmont common stock or Piedmont CDIs you own. Whether or not you plan to attend the Piedmont special meeting, please promptly mark, sign and date the accompanying proxy card or voting instruction card and return it in the enclosed postage-paid envelope, call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card in order to authorize the individuals named on your proxy card to vote your shares at the Piedmont special meeting.
This proxy statement/prospectus provides you with important information about the Piedmont special meeting, the transaction, and each of the Proposals to be considered at the Piedmont special meeting. We encourage you to read the entire document, including the annexes and documents incorporated by reference therein, carefully, in particular the “Risk Factors” section beginning on page 32 for a discussion of risks that you should consider in evaluating the transaction.

Sincerely,	Sincerely,

Keith Phillips President and Chief Executive Officer Piedmont Lithium Inc.	Lucas Dow Managing Director and Chief Executive Officer Sayona Mining Limited

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, the adoption and approval of the merger agreement or any of the other transactions described in this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated [   ], 2025 and is first being mailed to Piedmont stockholders on or about [   ], 2025.

ADDITIONAL INFORMATION
Piedmont files annual, quarterly and other reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about Piedmont from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276. You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov.
You may also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from Piedmont at the following address and telephone number:
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina 28012
Attention: Investor Relations
Telephone: +1 (704) 461-8000
In addition, if you have questions about the transaction or the Piedmont special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Sodali & Co., Piedmont’s proxy solicitor, at the following address and telephone numbers:
Sodali & Co.
333 Ludlow Street, 5th Floor,
South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
Piedmont CDI holders: 1300-237-569 (within Australia)
           +61-2-9066-4055 (outside Australia)
You will not be charged for any of the documents you request. If you would like to request documents, please do so by [  ], 2025 (which is five business days before the date of the Piedmont special meeting) in order to receive them before the Piedmont special meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-[  ]) filed with the SEC by Sayona, constitutes a prospectus of Sayona under Section 5 of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) with respect to Sayona ordinary shares (including Sayona ordinary shares underlying the Sayona ADSs) to be issued to Piedmont stockholders pursuant to the merger agreement.
This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Piedmont under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), with respect to the Piedmont special meeting, at which Piedmont stockholders will be asked to consider and vote on, among other matters, the Piedmont merger proposal.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [  ], 2025. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Piedmont stockholders nor the issuance of Sayona ADSs or Sayona ordinary shares pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus has been prepared without taking into account the specific objectives, financial situation or needs of individual shareholders or prospective investors. Before making an investment decision, shareholders or prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction and circumstances. Neither Sayona nor Piedmont is licensed to provide financial product advice in respect of its securities.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.
The information concerning Sayona contained in this proxy statement/prospectus has been provided by Sayona, and information concerning Piedmont contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Piedmont.
Unless otherwise specified, currency amounts referenced in this proxy statement/prospectus are in U.S. dollars and all dates and times referenced in this proxy statement/prospectus are Eastern Time in the United States.
Presentation of Financial Information for Sayona and Piedmont
This proxy statement/prospectus contains or is accompanied by:
•
the audited consolidated financial statements of Sayona as of June 30, 2024 and 2023, and for each of the two years in the period ended June 30, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “Sayona consolidated financial statements”); and

•
the audited consolidated financial statements of Piedmont as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, prepared on the basis of U.S. GAAP (the “Piedmont consolidated financial statements”).

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the Sayona consolidated financial statements included in this proxy statement/prospectus and from the Piedmont consolidated financial statements incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus also contains the unaudited pro forma combined financial information of Sayona as of June 30, 2024, and for the year ended June 30, 2024, after giving effect to the completion of the transaction, referred to in this proxy statement/prospectus as “unaudited pro forma combined financial information.” See the section of this proxy statement/prospectus entitled “Sayona Unaudited Pro Forma Combined Financial Information” beginning on page 174. For the purposes of the unaudited pro forma combined financial information, Piedmont financial information is converted from U.S. GAAP to IFRS. The financial information set forth in this proxy statement/prospectus has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.
For additional information on the presentation of financial information of Sayona and Piedmont in this proxy statement/prospectus, see the Sayona consolidated financial statements beginning on page F-2 of this proxy statement/prospectus and the Piedmont consolidated financial statements incorporated by reference into this proxy statement/prospectus.

PRELIMINARY, SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2025

42 E Catawba Street, Belmont, North Carolina 28012
NOTICE OF SPECIAL MEETING OF PIEDMONT STOCKHOLDERS
TO BE HELD ON [  ], 2025
To the Stockholders of Piedmont Lithium Inc.:
Notice is hereby given that Piedmont Lithium Inc., a Delaware corporation (“Piedmont”), will hold a special meeting of its stockholders (together with any adjournment, postponement or other delay thereof, the “Piedmont special meeting”), at [  ] [A.M.] [P.M.], Eastern Time, on [  ], 2025, for the purpose of considering and voting on the following proposals:
(1)
To consider and vote on the proposal to adopt and approve the Agreement and Plan of Merger, dated as of November 18, 2024 (as it may be further amended from time to time, the “merger agreement”), by and among Sayona Mining Limited, an Australian public company limited by shares (“Sayona”), Shock MergeCo Inc., a Delaware corporation and a wholly owned subsidiary of Sayona (“Merger Sub”), and Piedmont (such proposal, the “Piedmont merger proposal” or “Proposal 1”);

(2)
To consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Piedmont to its named executive officers in connection with the merger of Merger Sub with and into Piedmont (such proposal, the “advisory compensation proposal” or “Proposal 2”); and

(3)
To consider and vote on any proposal to postpone or adjourn the Piedmont special meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt and approve the merger agreement at the time of the Piedmont special meeting (such proposal, the “adjournment proposal” or “Proposal 3”).

Piedmont will transact no other business at the Piedmont special meeting, except such business as may properly be brought before the Piedmont special meeting or any adjournment or postponement thereof.
The proxy statement/prospectus to which this notice is attached includes a summary of the merger agreement, and a complete copy of the merger agreement is attached as Annex A to the proxy statement/prospectus. Please read the proxy statement/prospectus and its annexes, including the merger agreement, carefully and in their entirety, as they contain important information.
You may attend the Piedmont special meeting via a live interactive webcast on [  ], 2025, at [  ] [A.M.] [P.M.], Eastern Time, by visiting the following website: [  ]. Online check-in will begin a few minutes prior to the Piedmont special meeting, and you should allow ample time for the check-in procedures. You will need the control number printed on your proxy card or voting instruction form that accompanied your proxy materials to participate in the Piedmont special meeting (including voting your shares). If you lose your control number, you may join the Piedmont special meeting as a guest, but you will not be able to vote. Piedmont believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.
Holders of record of shares of the common stock, par value $0.0001 per share of Piedmont (the “Piedmont common stock”) as of the close of business on [  ], 2025 (the “record date”), are entitled to notice of and to vote at the Piedmont special meeting. In addition, holders of Piedmont’s CHESS depository interest (the “Piedmont CDI”) as of the record date are entitled to notice of and to vote at the Piedmont special meeting.
Piedmont’s board of directors, after considering the various factors described in the section of this proxy statement/prospectus entitled “The Merger—Recommendation of the Piedmont Board; Piedmont’s Reasons for the Merger,” unanimously: (1) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Piedmont and Piedmont stockholders; (2) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger; and (3) resolved, subject to the provisions of the merger agreement, to recommend that Piedmont stockholders vote in favor of adoption and approval of the merger agreement.
Piedmont’s board of directors unanimously recommends that Piedmont stockholders vote “FOR” the Piedmont merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.
Your vote is very important, regardless of the number of shares of Piedmont common stock that you own. The merger cannot be completed without approval of the Piedmont merger proposal. Assuming a quorum is present, the approval of the Piedmont merger proposal requires the affirmative vote of a majority of the outstanding shares of Piedmont common stock entitled to vote on the Piedmont merger proposal.
Even if you plan to attend the Piedmont special meeting, please sign, date and return, as promptly as possible, the enclosed proxy card (a prepaid reply envelope is provided for your convenience) or grant your proxy electronically over the Internet or by telephone (using the instructions found on the proxy card). If you attend the Piedmont special meeting and vote at the Piedmont special meeting, your vote will revoke any proxy that you have previously submitted. If you fail to return your proxy or to attend the Piedmont special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Piedmont special meeting or be voted at the meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Piedmont merger proposal.
If your shares are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares held in “street name.” If you hold your shares in “street name,” you will receive instructions from your bank, broker or other nominee that you must follow in order to submit your voting instructions and have your shares counted at the Piedmont special meeting. Your bank, broker or other nominee cannot vote on any of the Proposals to be considered at the Piedmont special meeting without your instructions. Without your instructions, your shares will not be counted for purposes of determining whether a quorum is present at the Piedmont special meeting or be voted at the Piedmont special meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Piedmont merger proposal.
Piedmont CDI holders are entitled to receive notice of, and attend as guests (but not vote at), the Piedmont special meeting and may instruct the CDI Depositary to vote the shares underlying their Piedmont CDIs by following the instructions on the Piedmont CDI voting instruction form. The CDI Depositary will vote the applicable shares on behalf of each applicable Piedmont CDI holder at the Piedmont special meeting, in accordance with the instructions received via the Piedmont CDI voting instruction form. If you are a Piedmont CDI holder, your vote must be received no later than [5:00] p.m., Eastern Time, on [  ], 2025 (being [7:00 a.m.], Australian Eastern Standard Time, on [  ], 2025).
If you have any questions about the merger, please contact Piedmont at (704) 461-8000 or write to Piedmont, 42 E Catawba Street, Belmont, North Carolina 28012, Attention: [  ].
If you have any questions about how to vote or direct a vote in respect of your shares of Piedmont common stock, you may contact Piedmont’s proxy solicitor:
Sodali & Co.
333 Ludlow Street, 5th Floor,
South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
Piedmont CDI holders: 1300-237-569 (within Australia)
            +61-2-9066-4055 (outside Australia)
By Order of the Board of Directors,
Bruce Czachor
Chief Legal Officer and Corporate Secretary

Belmont, North Carolina
Dated: [  ], 2025

YOUR VOTE IS VERY IMPORTANT
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF PIEDMONT COMMON STOCK THAT YOU OWN. WHETHER OR NOT YOU EXPECT TO PARTICIPATE IN THE PIEDMONT SPECIAL MEETING, PLEASE VOTE AS PROMPTLY AS POSSIBLE TO ENSURE YOUR REPRESENTATION AT THE PIEDMONT SPECIAL MEETING. YOU MAY VOTE YOUR SHARES IN ADVANCE OF THE PIEDMONT SPECIAL MEETING OF STOCKHOLDERS VIA THE INTERNET, OR, IF YOU RECEIVED A PROXY CARD OR VOTING INSTRUCTION FORM, BY TELEPHONE OR BY MAIL, OR YOU MAY VOTE DURING THE MEETING BY ATTENDING THE MEETING AND VOTING ELECTRONICALLY. IF YOU VOTE VIA THE INTERNET, BY TELEPHONE OR PLAN TO VOTE ELECTRONICALLY DURING THE SPECIAL MEETING, YOU DO NOT NEED TO MAIL IN A PROXY CARD.
REGISTERED AND BENEFICIAL STOCKHOLDERS

INTERNET	TELEPHONE	MAIL

To vote before the meeting, visit [ ]. To vote at the meeting, visit [ ]. You will need the control number printed on your notice, proxy card or voting instruction form.
If you received a proxy card or voting instruction form by mail, dial the telephone number on your proxy card or voting instruction form. You will need to follow the instructions and use the control number printed on your proxy card or voting instruction form.
If you received a proxy card or voting instruction form by mail, send your completed and signed proxy card or voting instruction form using the enclosed postage-paid envelope.

PIEDMONT CDI HOLDERS

Instruct CHESS Depositary Nominees Pty Ltd. to vote the shares underlying your Piedmont CDIs pursuant to your instructions in the Piedmont CDI voting instruction form.	Piedmont CDI holders are entitled to receive notice of, and attend as guests (but not vote at), the Piedmont special meeting.
Convert your Piedmont CDIs into shares and vote these at the Piedmont special meeting. The conversion must be done prior to the record date. Please contact Computershare Investor Services Pty Ltd. for further information in relation to the conversion process.

The accompanying proxy statement/prospectus provides a detailed description of the merger agreement, the Piedmont merger proposal and the related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the Piedmont merger proposal, the other Proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares, please contact Piedmont’s proxy solicitor, Sodali & Co., at the address and telephone numbers listed below:
Sodali & Co.
333 Ludlow Street, 5th Floor,
South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
Piedmont CDI holders: 1300-237-569 (within Australia)
            +61-2-9066-4055 (outside Australia)

i

FREQUENTLY USED TERMS
Certain terms that are defined in and frequently used in this proxy statement/prospectus may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this proxy statement/prospectus:
•	“AASB” refers to the Australian Accounting Standards Board.
•
“adjournment proposal” refers to any proposal to postpone or adjourn the Piedmont special meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt and approve the merger agreement at the time of the Piedmont special meeting.

•
“adjusted option award” refers to an option to purchase the number of Sayona ordinary shares (rounded up to the nearest whole number of Sayona ordinary shares), as further described under the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of Piedmont Equity Awards in the Merger—Piedmont Option Awards.”

•
“adjusted RSU award” refers to a restricted stock unit award of Sayona, as further described under the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of Piedmont Equity Awards in the Merger—Piedmont RSU Awards.”

•	“ADR” refers to an American depositary receipt.
•	“ADR facility” refers to the American depositary receipt facility to be established with the depositary bank for the purpose of issuing the Sayona ADSs.
•	“ADS” refers to American depositary shares.
•
“advisory compensation proposal” refers to a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Piedmont to its named executive officers in connection with the merger of Merger Sub with and into Piedmont.

•	“AH Act” refers to the Aboriginal Heritage Act 1972 (WA).
•
“antitrust laws” refers to the HSR Act or any other law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position.

•	“ASIC” refers to the Australian Securities and Investments Commission.
•	“ASX” refers to ASX Limited ABN 98 008 624 691 and the market operated by it, as the context requires.
•
“ASX Listing Rules” refers to the official listing rules of ASX, including any variation, consolidation or replacement of such rules, in each case, subject to any waiver or exemption granted to the compliance of those rules.

•	“Australian Corporations Act” refers to the Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time.
•	“Authier Lithium” refers to the Authier Lithium project.
•	“bylaws” refers to the Amended and Restated Bylaws of Piedmont Lithium Inc., adopted on February 22, 2023.
•	“Canaccord” refers to Canaccord Genuity (Australia) Limited.
•	“Carolina Lithium” refers to the Carolina Lithium project.
•	“CDI Depositary” refers to CHESS Depositary Nominees Pty Ltd.
•	“CDIs” refers to CHESS depositary interests.
•	“CFIUS” refers to the Committee on Foreign Investment in the United States.
•	“CFIUS notice” refers to notice of the merger provided to CFIUS.

•	“closing” refers to the completion of the merger.
•	“closing date” refers to the date on which the completion of the merger occurs.
•
“closing equity raise” refers to the placement of an additional 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share.

•	“Code” refers to the Internal Revenue Code.
•	“Constitution” refers to the Constitution for Sayona Mining Limited adopted by shareholders on November 28, 2024.
•	“converted shares” refers to each share of Piedmont common stock that is owned by any direct or indirect subsidiary of Piedmont or Sayona (other than Merger Sub).
•
“continuing Piedmont employees” refers to, for the period beginning on the closing date and ending 12 months thereafter, each individual who is employed as of the closing date by Piedmont or its subsidiaries and who remains employed by Sayona or its subsidiaries.

•
“covered transaction” refers to any action the President of the United States takes for such time as the President considers appropriate to suspend or prohibit any transaction in which a foreign person obtains control of U.S. business.

•
“deposit agreement” refers to the deposit agreement between Sayona and the depositary bank, the form of which is attached as Exhibit 4.1 to the registration statement of which this proxy statement/prospectus constitutes a part.

•	“depositary bank” refers to [•], in its capacity as depositary under the deposit agreement.
•	“Ewoyaa” refers to the Ewoyaa Lithium project.
•	“DGCL” refers to the Delaware General Corporation Law.
•	“dmt” refers to dry metric tons.
•	“DOJ” refers to the U.S. Department of Justice.
•	“DPA” refers to the Defense Production Act of 1950, together with the rules and regulations promulgated thereunder.
•	“DRS” refers to the Direct Registration System.
•	“DTC” refers to the Depository Trust Company.
•
“effective time” refers to the time the merger shall become effective upon the filing and acceptance of the certificate of merger effectuating the merger with the Division of Corporations of the Delaware Department of State, or at such later time as shall be agreed upon in writing by Sayona and Piedmont and specified in such certificate of merger.

•	“EGC” refers to an emerging growth company, as defined under the U.S. Securities Act.
•
“eligible share” refers to each share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger, including any share in respect of which a Piedmont CDI has been issued (excluding any excluded shares or converted shares).

•	“Employment Agreements” refers to the employment agreements of each of Piedmont’s executive officers.
•	“EPA” refers to the Environmental Protection Act 1986 (WA).
•	“EPBC Act” refers to the Environment Protection and Biodiversity Conservation Act 1999 (Cth).
•	“exchange agent” refers to the Computershare Trust Company, N.A.

•
“exchange ratio” refers to a ratio of 527 Sayona ordinary shares (or [•] Sayona ADSs, representing together 527 Sayona ordinary shares) for one share of Piedmont common stock (or 100 Piedmont CDIs representing together one share of Piedmont common stock).

•
“excluded shares” refers to all shares of Piedmont common stock held by Piedmont as treasury shares or by Sayona or Merger Sub immediately prior to the effective time of the merger and, in each case, not held on behalf of third parties.

•	“Executive KMP” refers to the executive key management personnel of Sayona.
•	“First Nations” refers to one or more interest groups, including aboriginal groups.
•	“FTC” refers to the U.S. Federal Trade commission.
•	“HSR Act” refers to the Hart-Scott-Rodino Act.
•	“IASB” refers to the International Accounting Standards Board.
•	“ICA” refers to the Canadian Federal Authority for Identity and Citizenship.
•	“IFRS” refers to the International Financial Reporting Standards.
•	“J.P. Morgan” refers to J.P. Morgan Securities LLC, Piedmont’s financial advisor with respect to the transaction.
•	“lower-tier PFIC” refers to an entity which is a PFIC in which Sayona owns equity interests for any taxable year where Sayona was a PFIC.
•	“LTI Award” refers to an award of Sayona ordinary shares pursuant to Sayona’s LTI Plan.
•	“LTI Plan” refers to Sayona’s long-term incentive plan.
•	“merger agreement” refers to the Agreement and Plan of Merger dated November 18, 2024, by and among Sayona, Piedmont and Merger Sub.
•	“merger consideration” refers to the Sayona ADS consideration and Sayona ordinary share consideration.
•	“merger” or “transaction” refers to the Merger Sub merging with and into Piedmont, with Piedmont continuing as the surviving company.
•	“merger proposal” refers to a proposal to adopt and approve the merger agreement.
•	“Merger Sub” refers to Shock MergeCo Inc., a Delaware corporation and a wholly owned Subsidiary of Sayona.
•	“Mining Act of WA” refers to the Mining Act 1978 (WA).
•	“Moblan Lithium” refers to the Moblan Lithium project.
•
“Moore Australia” refers to Moore Australia Audit (QLD) Pty Ltd, and, for periods prior to October 1, 2024, also refers to Nexia Brisbane Audit Pty Ltd. For the avoidance of doubt, such term does not refer to Moore Australia Audit (WA).

•	“NAL” or “North American Lithium” refers to the North American Lithium project.
•	“Nasdaq” refers to the Nasdaq Capital Market.
•	“Non-Executive Chair” refers to the chair of the Non-Executive Directors.
•	“Non-Executive Directors” refers to directors of Sayona that are not also Executive KMP of Sayona.
•	“NTA Act” refers to Native Title Act 1993 (Cth).
•	“PCBUs” refers to health and safety duties on persons conducting a business or undertaking.
•	“PFIC” refers to a passive foreign investment company for U.S. federal income tax purposes.
•	“Piedmont” refers to Piedmont Lithium Inc., a Delaware corporation.

•	“Piedmont board” refers to the board of directors of Piedmont.
•	“Piedmont CDI” refers to CHESS Depositary Interests representing shares of Piedmont common stock.
•	“Piedmont Charter” refers to the Amended and Restated Certificate of Incorporation of Piedmont Lithium Inc., dated January 19, 2021.
•	“Piedmont common stock” refers to each share of common stock, par value $0.0001 per share, of Piedmont.
•
“Piedmont consolidated financial statements” refers to the audited consolidated financial statements of Piedmont as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, prepared on the basis of U.S. GAAP.

•
“Piedmont equity raise” refers to the placement of 238,095,300 CDIs, each representing 1/100th of a share of Piedmont common stock, at the issue price of AU$0.168 (approximately $0.11, at the then-prevailing exchange rate) per Piedmont CDI to institutional and professional investors.

•	“Piedmont incentive plan” refers to the Piedmont’s Stock Incentive Plan, effective March 31, 2021, as amended from time to time, which Sayona will assume at the effective time of the merger.
•	“Piedmont loss shares” refers to, with respect to any U.S. holders of any of their Piedmont common stock, a loss in the merger.
•	“Piedmont option award” refers to each then-outstanding option to purchase Piedmont common stock granted pursuant to the Piedmont Stock Incentive Plan.
•	“Piedmont placement agreement” refers to that certain placement agreement entered into by Piedmont and Canaccord on November 19, 2024.
•	“Piedmont plan” refers to the Piedmont employee benefit plan in effect as of November 18, 2024.
•	“Piedmont Preferred Stock” refers to shares of preferred stock, par value $0.0001 per share, of Piedmont.
•	“Piedmont RSU award” refers to a restricted stock unit award of Piedmont.
•	“Piedmont special meeting” refers to the special meeting of the Piedmont stockholders.
•	“Piedmont stockholders” refers to holders of Piedmont CDIs, collectively with holders of Piedmont common stock.
•	“Profile” refers to the Profile Modification System.
•	“Proposals” refers to the adjournment proposal, the Piedmont merger proposal and the advisory compensation proposal.
•	“QEF” refers to a qualified electing fund under the PFIC rules.
•	“RCF” refers to Resource Capital Fund VIII, L.P.
•
“RCF material adverse effect” refers to, prior to the closing of the merger, any amendment or modification to the merger agreement in a material respect that would, or would be reasonably likely to, have a material adverse effect on the assets or liabilities, financial position or performance, profits and losses, prospects, or reputation of Sayona on a post-merger basis or the reputation of RCF.

•	“RCF Observer” refers to the person designated by RCF pursuant to that certain Information and Observation Rights Letter by and between Sayona and RCF, dated November 19, 2024 (Sydney time).
•
“RCF subscription agreement” refers to that certain subscription agreement by and between Sayona and RCF, executed on November 19, 2024 (Sydney time) in connection with the closing equity raise, pursuant to which RCF agreed to subscribe for 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share (subject to RCF’s right to reduce the number of Sayona ordinary shares it subscribes for if the subscription amount exceeds $50 million).

•	“RCF subscription shares” refers to the Sayona ordinary shares to which RCF agreed to subscribe for pursuant to the RCF subscription agreement.
•	“record date” refers to [ ], 2025.
•	“Regulation FD” refers to Regulation Fair Disclosure under the U.S. Exchange Act.
•	“Sayona” refers to Sayona Mining Limited, an Australian public company limited by shares.
•	“Sayona ADSs” refers to American depositary shares representing Sayona ordinary shares.
•	“Sayona ADS consideration” refers to [•] Sayona ADSs, representing together 527 Sayona ordinary shares.
•	“Sayona ADS Holder” refers to a registered Sayona ADS holder.
•	“Sayona board” refers to the board of directors of Sayona.
•
“Sayona consolidated financial statements” refers to the audited consolidated financial statements of Sayona as of June 30, 2024 and 2023, and for each of the two years in the period ended June 30, 2024.

•
“Sayona equity raise” refers to the placement of 1,250,000,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per Sayona ordinary share.

•
“Sayona merger proposals” refers to the approval of the Sayona share issuance and other matters that require approval by shareholders of Sayona under the Australian Corporations Act or the ASX Listing Rules in order to implement the merger.

•	“Sayona ordinary share consideration” refers to 5.27 Sayona ordinary shares.
•	“Sayona ordinary shares” refers to the number of ordinary, fully paid shares in the capital of Sayona.
•	“Sayona placement agreement” refers to the placement agreement, dated November 19, 2024 (Sydney time), by and between Sayona and Canaccord in connection with the Sayona equity raise.
•	“Sayona plan” refers to the Sayona employee benefit plan in effect as of November 18, 2024.
•	“Sayona Québec” refers to Sayona Québec, Inc., a joint venture with Piedmont in which Sayona owns a 75% equity interest and Piedmont owns a 25% interest.
•	“Sayona securities” refers to Sayona ordinary shares and Sayona ADSs.
•	“Sayona share issuance” refers to the issuance of Sayona ordinary shares and Sayona ADSs approved by the Sayona board on November 19, 2024 (Brisbane time).
•	“SEC” refers to the U.S. Securities and Exchange Commission.
•	“STI Award” refers to a payout under Sayona’s STI Plan.
•	“STI Plan” refers to Sayona’s short-term incentive plan.
•
“support agreements” refers to those certain support agreements entered into by each director of Piedmont concurrently, and in connection with, the execution of the merger agreement, to vote all of his or her shares of Piedmont common stock (and, to the extent capable of being voted, securities convertible into, or exercisable or exchange for, shares of Piedmont common stock) in favor of the adoption and approval of the merger agreement and approval of the transactions contemplated by the merger agreement, subject to the exercise of his or her fiduciary duties.

•	“surviving corporation” refers to Piedmont Lithium Inc.
•	“Takeovers Panel” refers to the Australian peer review body that operates as the primary forum for the resolution of takeover disputes in Australia.
•	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•
“U.S. holder” refers to a beneficial owner of Piedmont common stock and, after the merger, a beneficial owner of Sayona securities received in the merger, that is, for U.S. federal income tax purposes:

○	an individual who is a citizen or resident of the United States;
○
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

○	an estate whose income is subject to U.S. federal income tax regardless of its source; or
○
a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

•	“U.S. Securities Act” refers to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
•
“WHS Act” refers to the Western Australia Health & Safety requirements that have resulted in the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA).

QUESTIONS AND ANSWERS
The following are brief answers to certain questions that you, as a stockholder of Piedmont, may have regarding the transaction and the other matters being considered at the Piedmont special meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to or incorporated by reference in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Please refer to the section of this proxy statement/prospectus entitled “Summary” beginning on page 15 for a summary of important information regarding the merger agreement, the transaction and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.
Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because on November 18, 2024, Piedmont agreed to merge with Sayona and the parties entered into the merger agreement. Pursuant to the merger agreement, and subject to the terms and conditions set forth in the merger agreement, Merger Sub will merge with and into Piedmont with Piedmont surviving the merger as a wholly owned subsidiary of Sayona.

In order to complete the merger, Piedmont stockholders must vote to approve the Piedmont merger proposal at the Piedmont special meeting. This proxy statement/prospectus, which you should read carefully, contains important information about the merger, the merger agreement, the Piedmont special meeting and the matters to be voted on at the Piedmont special meeting. The merger agreement, which governs the terms and conditions of the transaction, is attached to this proxy statement/prospectus as Annex A.
Q:	What is the merger and what effects will it have on Piedmont and Sayona?
A:
The merger will result in Piedmont becoming a wholly owned subsidiary of Sayona. If the Piedmont merger proposal is approved by Piedmont stockholders and the other closing conditions under the merger agreement are satisfied or waived, then Merger Sub will merge with and into Piedmont, with Piedmont continuing as the surviving corporation. As a result of the merger, Piedmont will become a wholly owned subsidiary of Sayona, and Piedmont common stock will no longer be publicly traded and will be delisted from Nasdaq. In addition, Piedmont will be delisted from ASX, and Piedmont CDIs will cease to be quoted on the ASX. Furthermore, Piedmont common stock will be deregistered under the U.S. Exchange Act, and Piedmont will no longer be required to file periodic reports, current reports and proxy statements with the SEC, nor will it be required to file reports and other documents with the ASX with respect to the Piedmont CDIs, upon its delisting from ASX. Sayona will continue to be listed on the ASX and expects to list the Sayona ADSs on the Nasdaq in the U.S.

Q:	What will Piedmont stockholders receive as consideration if the merger is completed?
A:
If the merger is completed, each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 5.27 Sayona ordinary shares, and each eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger and not represented by a Piedmont CDI will be converted into the right to receive [•] Sayona ADSs, representing together 527 Sayona ordinary shares (the exchange ratio).

Q:	When is the merger expected to be completed?
A:
As of the date of this proxy statement/prospectus, it is not possible to accurately estimate the closing date of the transaction because the transaction is subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 164 of this proxy statement/prospectus, including the adoption and approval of the merger agreement by Piedmont stockholders at the Piedmont special meeting and obtaining certain government approvals; however, assuming timely satisfaction or waiver of such closing conditions, Piedmont and Sayona expect that the transaction will be completed by mid-2025. No assurance can be given as to when, or if, the transaction will be completed.

Q:	What is an American depositary share?
A:
An American depositary share, or ADS, represents a specified number of securities of a non-U.S. company deposited with a custodian bank. Each Sayona ADS will represent [•] Sayona ordinary shares. Sayona ADSs constituting any of the merger consideration will be issued in uncertificated book-entry form, unless a physical American depository receipt evidencing such Sayona ADSs is required under applicable law. The Sayona ADSs will be issued pursuant to the terms of the deposit agreement. For more information, see the section of this proxy statement/prospectus entitled “Description of Sayona American Depositary Shares” beginning on page 198.

Q:	What are Piedmont stockholders being asked to vote on?
A:	At the Piedmont special meeting, Piedmont stockholders will be asked to vote on the following proposals:
•	Proposal 1: The Piedmont merger proposal;
•	Proposal 2: The advisory compensation proposal; and
•	Proposal 3: The adjournment proposal.
Your vote is very important, regardless of the number of shares that you own. Approval of the Piedmont merger proposal is a condition to the closing of the merger. Approval of the advisory compensation proposal and the adjournment proposal are not conditions to the closing of the merger.
Q:	Does my vote matter?
A:	Yes, your vote is very important. Sayona and Piedmont cannot complete the merger without the approval of the Piedmont merger proposal.
Q:	How does the Piedmont board of directors recommend that I vote at the Piedmont special meeting?
A:	The Piedmont board of directors unanimously recommends that you vote “FOR” the Piedmont merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.
In considering the recommendations of the Piedmont board of directors, Piedmont stockholders should be aware that Piedmont directors and executive officers may have interests in the transaction that are different from, or in addition to, their interests as Piedmont stockholders. These interests may include, among others, the treatment of outstanding Piedmont equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Piedmont equity awards upon certain terminations of employment, and the combined company’s agreement to indemnify Piedmont directors and executive officers against certain claims and liabilities. For a more complete description of these interests, see the information provided in the section of this proxy statement/prospectus entitled “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Transaction” beginning on page 20.
Q:	How do Piedmont’s directors and executive officers intend to vote?
A:
As of the date of this proxy statement/prospectus, Piedmont expects that Piedmont’s directors and executive officers eligible to vote on the Proposals brought before the Piedmont special meeting will vote their Piedmont common stock “FOR” the Piedmont merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. Regarding Piedmont’s directors, concurrently, and in connection with the execution of the merger agreement, each such director entered into a support agreement with Piedmont to vote all of his or her shares of Piedmont common stock (and, to the extent capable of being voted, securities convertible into, or exercisable or exchange for, shares of Piedmont common stock) in favor of the adoption and approval of the merger agreement and approval of the transactions contemplated by the merger agreement, subject to the exercise of his or her fiduciary duties (collectively, the “support agreements”). For a more complete description of the support agreements, see the information provided in the section of this proxy statement/prospectus entitled “The Support Agreements” beginning on page 170.

Q:	Do any of Piedmont’s directors or officers have interests in the merger that may differ from those of Piedmont’s stockholders, generally?
A:
Yes. In considering the recommendation of the Piedmont board with respect to the Piedmont merger proposal, you should be aware that Piedmont’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Piedmont’s stockholders, generally. The Piedmont board was aware of and considered these interests to the extent that they existed at the time, among other matters, in: (1) evaluating and negotiating the merger agreement; (2) approving the merger agreement and the merger; and (3) unanimously recommending that the merger agreement be adopted by Piedmont stockholders. For more information, please see the section of this proxy statement/prospectus entitled “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Merger.”
Q:	May I attend the Piedmont special meeting and vote at the Piedmont special meeting?
A:
Yes. You may attend the Piedmont special meeting via a live interactive webcast on [  ], 2025, at [ ], Eastern Time, by visiting the following website: [  ]. Online check-in will begin at [  ], Eastern Time, and you should allow ample time for the check-in procedures. You will need the 16-digit control number included on your proxy card or voting instruction form that accompanied your proxy materials to participate in the Piedmont special meeting (including voting your shares). If you lose your control number, you may join the Piedmont special meeting as a guest, but you will not be able to vote. Piedmont believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

Even if you plan to attend the Piedmont special meeting, to ensure that your shares will be represented at Piedmont special meeting, please sign, date and return the enclosed proxy card (a prepaid reply envelope is provided for your convenience) or grant your proxy electronically over the Internet or by telephone (using the instructions found on the proxy card). If you attend the Piedmont special meeting and vote at the Piedmont special meeting, your vote will revoke any proxy previously submitted.
If, as of the record date, you are a beneficial owner of shares held in “street name,” you may not vote your shares of Piedmont common stock at the Piedmont special meeting unless you provide a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Piedmont common stock at the Piedmont special meeting. Otherwise, you should instruct your bank, broker or other nominee how to vote your shares of Piedmont common stock in accordance with the voting instruction form provided by your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the Proposals to be considered at the Piedmont special meeting without your instructions. Without your instructions, your shares will not be counted for purposes of determining whether a quorum is present at the Piedmont special meeting or be voted at the Piedmont special meeting, and, if a quorum is present, that will have the same effect as voting “AGAINST” the Piedmont merger proposal.
Separately, Piedmont CDI holders are entitled to receive notice of, and attend as guests (but not vote at), the Piedmont special meeting and may instruct the CDI Depositary to vote the shares underlying their Piedmont CDIs by following the instructions on the Piedmont CDI voting instruction form. The CDI Depositary will vote the applicable shares on behalf of each applicable Piedmont CDI holder at the Piedmont special meeting, in accordance with the instructions received via the Piedmont CDI voting instruction form. If you are a Piedmont CDI holder, your vote must be received no later than [5:00] p.m., Eastern Time, on [  ], 2025 (being [7:00 a.m.], Australian Eastern Standard Time, on [  ], 2025).
Q:	What is the difference between holding shares as a Piedmont stockholder of record and as a beneficial owner of shares held in “street name”?
A:
If your shares of Piedmont common stock are registered directly in your name with Piedmont’s transfer agent, Computershare Limited, you are considered, with respect to those shares, to be the “stockholder of record.” If you are a stockholder of record, this proxy statement/prospectus and your proxy card have been sent directly to you by or on behalf of Piedmont. As a stockholder of record, you may attend the Piedmont special meeting and vote your shares of Piedmont common stock at the Piedmont special meeting using the control number on the enclosed proxy card. You may also vote by proxy, which involves granting your voting rights to a third-party as described on the enclosed proxy card.

If your shares of Piedmont common stock are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares of Piedmont common stock held in “street name.” If you are a beneficial owner of shares of Piedmont common stock held in “street name,” this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares of Piedmont common stock by following their instructions for voting. You are also invited to attend the Piedmont special meeting. However, because you are not the stockholder of record, you may not vote your shares of Piedmont common stock at the Piedmont special meeting unless you provide a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Piedmont common stock at the Piedmont special meeting.
Q:	If my shares of Piedmont common stock are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?
A:
No. Your bank, broker or other nominee is only permitted to vote your shares of Piedmont common stock on any Proposal if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee to vote your shares of Piedmont common stock. Without your instructions, your shares will not be counted for the purpose of obtaining a quorum and your shares will not be voted on any of the Proposals, which will have the same effect as if you voted “AGAINST” the Piedmont merger proposal, but, assuming a quorum is present, will have no effect on the outcome of the other Proposals being considered at the Piedmont special meeting.

Q:	What is a “broker non-vote”?
A:
A broker non-vote occurs if you hold your shares of Piedmont common stock in street name, do not provide voting instructions to your bank, broker or other nominee on a Proposal, and your bank, broker or other nominee does not have discretionary authority to vote on such Proposal. In such circumstances, the bank, broker or other nominee that holds your shares of Piedmont common stock may generally vote on “routine” matters, but cannot vote on “non-routine” matters. All of the Proposals are “non-routine” matters and a bank, broker or other nominee will lack the authority to vote shares at its discretion on the Proposals.

Q:	What is a proxy?
A:
A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of Piedmont common stock. The written document describing the matters to be considered and voted on at the Piedmont special meeting is called a “proxy statement/prospectus.” The document used to designate a proxy to vote your shares of Piedmont common stock is called a “proxy card.” The Piedmont board has designated [Bruce Czachor], with full powers of substitution, as proxy holder for the Piedmont special meeting.

Q:	If a Piedmont stockholder gives a proxy, how are the shares voted?
A:	Regardless of the method that you choose to grant your proxy, the individual named on the enclosed proxy card will vote your shares of Piedmont common Stock in the way that you direct.
If you sign, date and return your proxy card but do not mark the boxes showing how your shares should be voted on a matter, or if you do not indicate how you wish to vote when designating a proxy by telephone or by the Internet, the shares represented by your properly authorized proxy will be voted as recommended by the Piedmont board with respect to that matter. This means that, as applicable, they will be voted: (1) “FOR” the Piedmont merger proposal; (2) “FOR” the advisory compensation proposal; and (3) “FOR” the adjournment proposal.
Q:	Why did Piedmont choose to hold a virtual Piedmont special meeting?
A:
The Piedmont board decided to hold the Piedmont special meeting virtually in order to facilitate stockholder attendance and participation by enabling Piedmont stockholders to participate fully, and equally, from any location around the world, while providing a consistent experience to all stockholders. Piedmont believes this expands stockholder access, improves communications, and lowers Piedmont’s costs while reducing the environmental impact of the meeting. A virtual Piedmont special meeting makes it possible for more stockholders (regardless of size, resources or physical location) to have direct access to information, while saving Piedmont and Piedmont stockholders time and money. Piedmont also believes that the online tools that it has selected will increase stockholder communication. Piedmont has designed its virtual format to enhance, rather than constrain, stockholder access, participation and communication.

Q:	May I change my vote after I have mailed my signed and dated proxy card?
A:
Yes. If you are a stockholder of record entitled to vote at the Piedmont special meeting, you may change your vote or revoke your proxy at any time before it is voted at the Piedmont special meeting by:

•	signing another proxy card with a later date and returning it prior to the Piedmont special meeting;
•	submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;
•	delivering a written notice of revocation to Piedmont’s Corporate Secretary at the address set forth on the first page of this proxy statement/prospectus; or
•	attending the Piedmont special meeting and voting at the Piedmont special meeting using the control number on the enclosed proxy card.
If you hold your shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Piedmont special meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Piedmont common stock at the Piedmont special meeting.
Q:	Who is entitled to vote at the Piedmont special meeting?
A:
All holders of record of shares of Piedmont common stock who held shares at the close of business on [  ], 2025 (which we refer to as the “record date”), are entitled to receive notice of, and to vote at, the Piedmont special meeting. Each such holder of Piedmont common stock is entitled to cast one vote on each matter properly brought before the Piedmont special meeting for each share of Piedmont common stock that such holder owned of record as of the record date. Attendance at the Piedmont special meeting is not required to vote. See below and the section of this proxy statement/prospectus entitled “Special Meeting of the Stockholders of Piedmont—Voting of Proxies” beginning on page 64 for instructions on how to vote your shares without attending the Piedmont special meeting.

Q:	How many votes do I have for the Piedmont special meeting?
A:
Each Piedmont stockholder is entitled to one vote for each share of Piedmont common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were [  ] outstanding shares of Piedmont common stock, including shares of Piedmont common stock represented by Piedmont CDIs.

Q:	What constitutes a quorum for the Piedmont special meeting?
A:
A quorum means the presence in person (including virtually via the Internet) or by proxy of the holders of record of a majority of Piedmont’s common stock entitled to vote at the Piedmont special meeting.

Q:	What happens if the transaction is not completed?
A:
If the proposal to adopt and approve the merger agreement is not approved by Piedmont stockholders or if the merger is not completed for any other reason, Piedmont stockholders will not receive Sayona ordinary shares or Sayona ADSs in exchange for Piedmont CDIs or Piedmont common stock, as applicable. Instead, Piedmont will remain an independent public company, Piedmont common stock will continue to be listed and traded on the Nasdaq and registered under the U.S. Exchange Act and Piedmont will continue to file periodic reports, current reports and proxy statements with the SEC. Additionally, Piedmont CDIs will continue to be quoted on the ASX and Piedmont will continue to file reports and other documents with the ASX with respect to the Piedmont CDIs. Sayona will continue to be listed on the ASX and would not list any Sayona ADSs on the Nasdaq in the U.S. pursuant to the merger agreement. If the merger agreement is terminated, under specified circumstances, Piedmont may be required to pay Sayona a termination fee of $2.62 million and, under specified circumstances, Sayona may be required to pay Piedmont a termination fee of $2.62 million. See the sections entitled “The Merger Agreement—Termination—Termination Fees Payable by Sayona” beginning on page 167 and “The Merger Agreement—Termination—Termination Fees Payable by Piedmont” beginning on page 168 of this proxy statement/prospectus.

Q:
What stockholder vote is required for the approval of each proposal at the Piedmont special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Piedmont special meeting?

A:
Proposal 1: Piedmont merger proposal. Assuming a quorum is present at the Piedmont special meeting, approval of the Piedmont merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Piedmont common stock entitled to vote. Accordingly, a Piedmont stockholder’s abstention from voting or the failure of any Piedmont stockholder to vote (including the failure of a Piedmont stockholder who holds their shares in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the Piedmont merger proposal), will have the same effect as a vote “AGAINST” the Piedmont merger proposal.

Proposal 2: Advisory compensation proposal. Assuming a quorum is present at the Piedmont special meeting, approval of the compensation proposal requires the affirmative vote of the holders of at least a majority in voting power of the shares of Piedmont common stock present in person (including virtually via the Internet) or represented by proxy at the Piedmont special meeting and entitled to vote. Accordingly, a broker non-vote or a Piedmont stockholder’s failure to return or submit a proxy and to attend the Piedmont special meeting will have no effect on the compensation proposal (assuming a quorum is present), but the failure of any shares present or represented at the Piedmont special meeting and entitled to vote on the proposal to vote will have the same effect as a vote “AGAINST” the compensation proposal.
Proposal 3: Adjournment proposal. Assuming a quorum is present at the Piedmont special meeting, approval of the adjournment proposal requires the affirmative vote of the holders of at least a majority in voting power of the shares of Piedmont common stock present in person (including virtually via the Internet) or represented by proxy at the Piedmont special meeting and entitled to vote. Accordingly, a broker non-vote or a Piedmont stockholder’s failure to return or submit a proxy and to attend the Piedmont special meeting will have no effect on the adjournment proposal (assuming a quorum is present), but the failure of any shares present or represented at the Piedmont special meeting and entitled to vote on the proposal to vote will have the same effect as a vote “AGAINST” the adjournment proposal.
Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, the merger-related compensation for Piedmont’s named executive officers (i.e., the advisory compensation proposal)?

A:
Under SEC rules, Piedmont is required to seek a non-binding, advisory vote of its stockholders with respect to the compensation that may be paid or become payable to Piedmont’s named executive officers that is based on or otherwise relates to the transaction.

Q:	What happens if Piedmont stockholders do not approve, by non-binding, advisory vote, the merger-related compensation for Piedmont’s named executive officers (i.e., the advisory compensation proposal)?
A:
Because the vote to approve the compensation proposal is advisory in nature, the outcome of the vote will not be binding upon Piedmont or the combined company and the completion of the transaction is not conditioned or dependent upon the approval of the compensation proposal. Accordingly, the merger-related compensation, which is described in the section of this proxy statement/prospectus entitled “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Merger” beginning on page 97 of this proxy statement/prospectus, may be paid to Piedmont’s named executive officers even if Piedmont’s stockholders do not approve the compensation proposal.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the Proposals to be considered at the Piedmont special meeting?
A:
Before making any decision on whether and how to vote, Piedmont stockholders are urged to read carefully and in its entirety the information contained in the section of this proxy statement/prospectus entitled “Risk Factors.” Piedmont stockholders should also read and carefully consider the risk factors affecting Piedmont that are incorporated by reference into this proxy statement/prospectus. For information about the Piedmont filings incorporated by reference in this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.

Q:	What are the U.S. federal income tax consequences of the merger to the Piedmont stockholders?
A:
Subject to the limitations and qualifications described in “The Merger—Material U.S. Federal Income Tax Considerations” below (including the discussion of Section 367(a) of the Code), it is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in which case a U.S. holder generally would recognize no gain or loss on the exchange of Piedmont common stock for Sayona securities. However, for the reasons described in “The Merger—Material U.S. Federal Income Tax Considerations” below, there is significant uncertainty concerning the U.S. federal income tax treatment of the exchange of Piedmont common stock for Sayona securities pursuant to the merger. Based on information available as of the date of this proxy statement/prospectus, it is currently expected that, even if the merger qualifies as a reorganization, the exchange of Piedmont common stock for Sayona securities pursuant to the merger will result in the recognition of gain (but not loss) for U.S. holders under Section 367(a) of the Code. U.S. holders are cautioned that the application of Section 367(a) of the Code to the merger is complex and depends on factors that cannot be determined until after the closing of the merger, as well as the interpretation of legal authorities, which are not entirely clear and subject to change. Additionally, there is limited guidance regarding the application of these requirements to facts similar to the merger. For a more complete discussion of the U.S. federal income tax considerations of the merger, including the application of Section 367(a) of the Code, see the section of this proxy statement/prospectus titled “The Merger—Material U.S. Federal Income Tax Considerations” beginning on page 112.

Q:	What are the Australian tax consequences of the merger for Australian and non-Australian tax resident existing Piedmont stockholders?
A:
Existing Piedmont stockholders should be aware that the exchange of Piedmont common stock (including any Piedmont CDI) under the merger may have tax consequences in Australia. The specific Australian tax consequences will vary depending on whether an existing Piedmont stockholder is an Australian Tax Resident Existing Piedmont Stockholder or a Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholder (as those terms are defined in the section of this proxy statement/prospectus entitled “The Merger—Australian Tax Considerations”).

For more information about Australian tax implications in respect of the exchange of Piedmont common stock under the merger, as well as the consequences for Non-Australian Shareholders (as defined below) of acquiring, owning or disposing of Sayona securities after the merger, see the section of this proxy statement/prospectus entitled “The Merger—Australian Tax Considerations” beginning on page 120. The summary information provided in that section of the proxy statement/prospectus does not take account of the individual circumstances of existing Piedmont stockholders and does not constitute tax advice and should not be relied upon as such. The precise Australian tax implications of the merger will depend on each existing Piedmont stockholder's specific and individual circumstances. Accordingly, existing Piedmont stockholders should consult their own professional tax advisors to determine the Australian tax consequences to them (including Australian income tax, goods and services tax and stamp duty) of the merger in their circumstances.
Q:	Where can I find the voting results of the Piedmont special meeting?
A:
If available, Piedmont may announce preliminary voting results at the conclusion of the Piedmont special meeting. Piedmont intends to publish final voting results in a Current Report on Form 8-K to be filed with the SEC following the Piedmont special meeting. All reports that Piedmont files with the SEC are publicly available when filed. For more information, please see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.

Q:	Who will solicit and pay the cost of soliciting proxies?
A:
Piedmont has engaged Sodali & Co. to assist in the solicitation of proxies for the Piedmont special meeting and to act as information agent. Piedmont estimates that it will pay Sodali & Co. a fee of approximately $600,000, plus reimbursement for certain fees and expenses. Piedmont has agreed to indemnify Sodali & Co. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Piedmont also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Piedmont common stock, respectively.
Piedmont’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.
Q:	Where can I find more information about Sayona and Piedmont?
A:
You can find more information about Sayona and Piedmont from the various sources described under the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.

Q:	Who can help answer my questions?
A:
If you have any questions concerning the merger, the Piedmont special meeting or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help submitting your proxy or voting your shares of Piedmont common stock, please contact:

Sodali & Co.
333 Ludlow Street, 5th Floor,
South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
Piedmont CDI holders: 1300-237-569 (within Australia)
           +61-2-9066-4055 (outside Australia)

SUMMARY
This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that might be important to you. Piedmont and Sayona urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which Piedmont and Sayona have referred you. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276. Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.
Information About the Companies (page 191)
Sayona Mining Limited
Sayona is a lithium-focused mining company with projects in Québec and a large tenement portfolio in Western Australia and, with various stakeholders, Sayona has established a diversified portfolio of mineral interests on properties around the world. Sayona’s principal activities are lithium mining and processing in North America and the ongoing identification, evaluation and development of Sayona’s portfolio of mineral exploration assets in Australia and Canada. Sayona believes that its operations currently do supply, and are expected to continue to supply, the lithium for which increasing global demand is expected, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.
Sayona’s portfolio of projects spans from exploration and development to production. In Québec, Sayona has assembled a northern lithium hub centered on the Moblan Lithium project and a southern lithium hub centered on the North American Lithium operation, including the nearby Authier Lithium project. In Western Australia, Sayona holds the lithium rights to the Deep Well, Tabba Tabba, Red Rock, Mt Dove, Friendly Creek, Station Peak and Mount Satirist tenements.
Sayona is an ASX 300-listed company, incorporated in Queensland, Australia in 2000. Sayona was formed under and is subject to the provisions of the Australian Corporations Act. Its headquarters are located at Level 28, 10 Eagle Street, Brisbane, Queensland 4000, Australia. Its telephone number is +61 7 3369 7058. Sayona is legally referred to by its full name Sayona Mining Limited, as well as commercially as “Sayona” and, with respect to its Québec operations, as “Sayona Québec.” Sayona’s website is https://sayonamining.com.au/. The information contained on or linked from Sayona’s website is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. Sayona’s ordinary shares are traded on the ASX under the symbol “SYA” and, as a secondary listing, on the OTCQB Venture Market in the United States under the symbol “SYAXF.”
Piedmont Lithium Inc.
Piedmont is a U.S.-based, development-stage company advancing a multi-asset, integrated lithium business in support of a clean energy economy and U.S. and global energy security. Piedmont plans to supply lithium hydroxide to the electric vehicle and battery manufacturing supply chains in North America by processing spodumene concentrate produced from assets it owns or in which it has an economic interest.
Piedmont’s portfolio includes its wholly-owned Carolina Lithium, a proposed fully integrated spodumene ore-to-lithium hydroxide project in Gaston County, North Carolina. The balance of its project portfolio includes strategic investments in lithium assets in Québec, Canada, including the operational North American Lithium mine; in Ghana, West Africa with Atlantic Lithium, including Ewoyaa; and in Newfoundland, Canada with Vinland Lithium, including the Killick Lithium project.
Piedmont is incorporated in the State of Delaware and it maintains executive offices at 42 E Catawba Street, Belmont, NC, 28012, and its telephone number is (704) 461-8000. Piedmont’s website address is www.piedmontlithium.com. Information on Piedmont’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus. Shares of Piedmont’s common stock, par value $0.0001 per share, are traded on the Nasdaq under the symbol “PLL” and its CDIs, each representing 1/100th of a share of its common stock, are traded on the ASX, also under the symbol “PLL.”

Risk Factors Summary (page 16)
Below is a summary of the principal risk factors that you should consider in deciding how to vote for the Proposals presented in this proxy statement/prospectus. The below summary is qualified in its entirety by the more complete discussion of such risks and uncertainties that follows this summary.
Risks Relating to the Transaction
•
Because the market value of Sayona ordinary shares may fluctuate prior to the completion of the merger and because the exchange ratio is fixed, Piedmont stockholders cannot be sure of the market value of the merger consideration that they will receive in the transaction relative to the value of Piedmont common stock they exchange.

•	The date Piedmont stockholders will receive the merger consideration is uncertain.
•
The market price for Sayona ADSs and Sayona ordinary shares following the closing may be affected by different factors from those that historically have affected or currently affect the market price of Sayona ordinary shares, Piedmont common stock or Piedmont CDIs.

•	There is no assurance when or if the transaction will be completed.
•	There is no assurance when or if the closing equity raise will be completed.
•	The combined company may not realize all of the anticipated benefits of the transaction.
•	The transaction may not be accretive, and may be dilutive, to Sayona’s cash flow per share and free cash flow per share.
•
The unaudited pro forma combined financial information of Sayona is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the transaction.

•	Sayona or Piedmont may waive one or more of the closing conditions without re-soliciting their respective shareholder approvals.
•
The opinion of Piedmont’s financial advisor rendered to the Piedmont board does not reflect changes in circumstances between the signing of the merger agreement and the completion of the transaction and speaks only as of the date rendered based on circumstances and conditions existing as of the date of the written opinion.

•	While the merger agreement is in effect, Piedmont, Sayona and their respective subsidiaries’ businesses are subject to restrictions on their business activities.
•	The termination of the merger agreement could negatively impact Piedmont.
•
Directors and executive officers of Piedmont have interests in the transaction that may differ from the interests of Piedmont stockholders generally, including, if the transaction is completed, the receipt of financial and other benefits.

•	Except in specified circumstances, if the transaction is not completed by September 30, 2025 either Piedmont or Sayona may choose not to proceed with the transaction.
•	Following the closing, there may be less publicly available information concerning Sayona than there is for issuers that are not foreign private issuers.
•
The Jumpstart Our Business Startups Act permits emerging growth companies (“EGC”) like Sayona to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs.

•
There may be additional complexities and practical challenges associated with enforcing civil liability provisions of the securities laws of the United States against Sayona’s officers and members of Sayona’s board of directors.

•
Sales or resales of Sayona ordinary shares or Sayona ADSs, or the perception that such sales may occur, following the transaction may cause the market value of Sayona ordinary shares or Sayona ADSs to decline.

•	An active trading market for Sayona ADSs may not develop.
•	After the completion of the transaction, the market price of the Sayona ADSs may not be identical, in terms of U.S. dollars, to the market price of Sayona ordinary shares.
•	The Sayona ADSs and Sayona ordinary shares have different rights from Piedmont common stock and Piedmont CDIs.
•	Recipients of Sayona ordinary shares or Sayona ADSs in the transaction are subject to dilution risk and will have a reduced ownership and voting interest in the combined company.
•	Piedmont, Sayona or the combined company may become the target of class actions, derivative lawsuits and other litigation.
•
Prior to the completion of the transaction, Sayona and Piedmont (and with effect from the completion of the transaction, the combined company) may have difficulty attracting, motivating and retaining executives and other employees.

•	The financial forecasts are based on various assumptions that may not be realized.
•	The combined company may incur additional costs as a result of being publicly traded in the U.S.
•	U.S. holders may recognize gain (but not loss) for U.S. federal income tax purposes on the exchange of Piedmont common stock for Sayona securities pursuant to the merger.
Risks Related to Piedmont’s Business
You should read and consider the risk factors specific to Piedmont’s business and operations that will affect the combined company after completion of the transaction. These risks are described in Item 1A of Piedmont’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.
Risks Related to Sayona’s Business
Business Risks
•	Sayona’s future performance is difficult to evaluate because Sayona has a limited operating history in the lithium industry.
•	There is no guarantee that Sayona’s development of certain properties will result in the commercial extraction of mineral deposits.
•	Some of Sayona’s current or future exploration or development properties may not contain any reserves.
•	Sayona’s mineral reserve and resource estimates may be imprecise.
•	Sayona faces risks related to mining, exploration, mine construction, and plant construction, if any, on its properties.
•	Lithium and lithium byproduct prices are subject to unpredictable fluctuations.
•
Sayona’s long-term success will depend ultimately on Sayona’s ability to continue to generate revenues, achieve and maintain profitability, and develop positive cash flows from Sayona’s mining activities.

•	Sayona’s long-term success depends on its ability to enter into and deliver product under offtake and other sale agreements.
•	Sayona depends, in part, on its ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may adversely affect Sayona’s business.
•	Sayona’s ability to manage growth will have an impact on its business, financial condition, and results of operations.

•	Sayona may acquire or make investments in additional businesses or assets or form joint ventures that may be unsuccessful.
•	Sayona is dependent upon key management employees.
•	Lawsuits may be filed against Sayona and an adverse ruling in any such lawsuit may adversely affect Sayona’s business.
•	Sayona’s mining activities may be subject to royalty claims.
•	Sayona’s mineral properties may be subject to defects in title.
•	Sayona’s directors and officers may be in a position of conflict of interest.
•	In order to manage Sayona’s growth effectively and support its future operations, Sayona expects to improve its financial and operations systems.
•	Sayona is dependent on a limited number of customers.
•
Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of Sayona’s control may materially and adversely affect Sayona’s business or financial results.

•	Unstable market, economic or geopolitical conditions may have serious adverse consequences on Sayona’s business.
•	Sayona’s business is subject to cybersecurity risks.
•	A change in tax laws in any country in which Sayona operates could result in higher tax expense.
•	A loss of a major tax dispute could result in higher taxes on its worldwide earnings.
Regulatory and Industry Risks
•
Sayona will be required to obtain governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including Canada and Australia, in order to conduct development and mining operations.

•	Compliance with environmental regulations and related litigation could require significant expenditures.
•	Changes in technology or other developments could adversely affect demand for lithium compounds.
•	Sayona’s growth depends upon the continued growth in demand for electric vehicles with high-performance lithium compounds.
•	Climate change and changes in climate change regulations could have a material adverse impact on Sayona’s operations.
•	Mining operations face substantial regulation of health and safety.
•	Sayona’s international operations are subject to additional inherent risks.
•	Sayona’s operations and properties expose it to native title and political risks.
•
Certain of Sayona’s mines and exploration properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance, and such claims may affect Sayona’s current and future operations.

•	Sayona’s operations and supply chain are exposed to human rights issues, including modern slavery.
•	Sayona’s insurance may not fully cover all of its potential risk exposure.
Risks Related to an Investment in Sayona Ordinary Shares or Sayona ADSs
•	The market price and trading volume of Sayona ordinary shares has been and may continue to be volatile.
•	The Constitution and other Australian laws and regulations may affect Sayona’s ability to take certain actions.

•	Sayona does not anticipate paying dividends in the foreseeable future.
•
If securities or industry analysts do not publish research reports about Sayona’s business, or if they issue an adverse opinion about Sayona’s business, the market price and trading volume of Sayona ordinary shares or Sayona ADSs could decline.

•	Sayona ordinary shares are subject to Australian insolvency laws which are substantially different from U.S. insolvency laws.
The Merger (page 70)
At the effective time of the merger, Merger Sub will merge with and into Piedmont. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Piedmont will continue as the surviving corporation in the merger and as a wholly owned subsidiary of Sayona. The terms and conditions of the transaction are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the transaction. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the transaction are qualified by reference to the merger agreement.
Merger Consideration
As a result of the merger, each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 5.27 Sayona ordinary shares, and each eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger and not represented by a Piedmont CDI will be converted into the right to receive [•] Sayona ADSs, representing together 527 Sayona ordinary shares. The Sayona ordinary shares and Sayona ADSs issuable in the merger are referred to herein as the merger consideration.
Fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable in the merger will be rounded up to the nearest whole share. Any fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable to the same Piedmont stockholder will be aggregated first and prior to eliminating fractional shares.
For the description of the treatment of Piedmont RSU awards and Piedmont option awards, see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of Piedmont Equity Awards in the Merger” beginning on page 128.
Recommendation of the Piedmont Board; Piedmont’s Reasons for the Merger
The Piedmont board, after considering the various factors described in the section of this proxy statement/prospectus entitled “The Merger—Recommendation of the Piedmont Board; Piedmont’s Reasons for the Merger,” unanimously: (1) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Piedmont and Piedmont stockholders; (2) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger; and (3) resolved, subject to the provisions of the merger agreement, to recommend that Piedmont stockholders vote in favor of adoption and approval of the merger agreement. Accordingly, the Piedmont board unanimously recommends that Piedmont stockholders vote “FOR” the Piedmont merger proposal; “FOR” the advisory compensation proposal; and “FOR” the adjournment proposal.
Opinion of J.P. Morgan Securities LLC, Piedmont’s Financial Advisor
At the meeting of the Piedmont board on November 18, 2024, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion to the Piedmont board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Piedmont common stock. J.P. Morgan confirmed its November 18, 2024 oral opinion by delivering its written opinion, dated November 18, 2024, to the Piedmont board that, as of such date, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Piedmont common stock.

The full text of the written opinion of J.P. Morgan, dated November 18, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Piedmont’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Piedmont board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger and was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Piedmont common stock in the proposed merger and did not address any other aspect of the proposed merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of Piedmont or as to the underlying decision by Piedmont to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Piedmont as to how such stockholder should vote with respect to the proposed merger or any other matter.
For a description of the opinion that the Piedmont board received from J.P. Morgan, see the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Piedmont’s Financial Advisor” beginning on page 85 of this proxy statement/prospectus.
Listing of Sayona Ordinary Shares and Sayona ADSs
If the merger is completed, (i) the Sayona ADSs to be issued in the merger are expected to be listed for trading on the Nasdaq under the trading symbol “[•]” and (ii) the Sayona ordinary shares to be issued in the merger are expected to be listed for trading on the ASX under the trading symbol “SYA.”
Delisting of Piedmont CDIs
If the merger is completed, Piedmont will be delisted from the ASX, the Piedmont CDIs will cease to be quoted on the ASX and Piedmont will no longer be required to file reports and other documents with the ASX with respect to the Piedmont CDIs.
Delisting and Deregistration of Piedmont Common Stock
If the merger is completed, shares of Piedmont common stock will no longer be publicly traded, will be delisted from the Nasdaq and will be deregistered under the U.S. Exchange Act and Piedmont will no longer be required to file periodic reports, current reports and proxy statements with the SEC pursuant to the U.S. Exchange Act.
Interests of Piedmont’s Directors and Executive Officers in the Merger
In considering the recommendation of the Piedmont board to vote in favor of the Piedmont merger proposal, the adjournment proposal and the advisory compensation proposal, Piedmont stockholders should be aware that Piedmont’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Piedmont stockholders generally. These interests may include, among others, the treatment of outstanding Piedmont equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Piedmont equity awards upon certain terminations of employment, and the combined company’s agreement to indemnify Piedmont directors and executive officers against certain claims and liabilities. These interests are described in more detail in the section of this proxy statement/prospectus entitled “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Merger” beginning on page 97. The Piedmont board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve and adopt the merger agreement and the transactions contemplated therein, including the merger, and in recommending to Piedmont stockholders that the merger agreement and the advisory compensation proposal be approved. Such interests are described below.
Accounting Treatment of the Merger
The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with Australian Accounting Standards Board (“AASB”) 3 Business Combinations, which incorporates IFRS 3 Business Combinations (“IFRS 3”), as issued and amended by the IASB, which requires that an acquiror be identified for accounting purposes based on the evidence available. Sayona expects to be treated as the accounting acquiror, and accordingly, expects to measure identifiable assets acquired and the liabilities assumed from Piedmont at their respective fair values at the date of transfer of control of the acquiree, being on completion of the transaction. For a more detailed discussion of the accounting treatment of the transaction, see the section of this proxy statement/prospectus entitled “The Merger—Accounting Treatment of the Merger” beginning on page 101.
Equity Raises of Sayona and Piedmont
Sayona Equity Raise
On November 19, 2024 (Sydney time), Sayona and Canaccord Genuity (Australia) Limited (“Canaccord”), as lead manager, executed a placement agreement (the “Sayona placement agreement”), pursuant to which, among other things, Canaccord agreed to underwrite the placement of 1,250,000,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per Sayona ordinary share (the “Sayona equity raise”). The Sayona equity raise was completed on November 28, 2024 (Sydney time), resulting in the aggregate proceeds of AU$40 million (approximately $27 million, at the then-prevailing exchange rate) before costs. Sayona intends to apply the net proceeds of the Sayona equity raise to fund Sayona’s standalone expenditure prior to the closing of the merger, including preliminary studies to review the development capex under the definitive feasibility study for the Moblan Lithium project in Québec, Canada, capital projects to optimize production in terms of both operating and capital expenditure for the North American Lithium project in Québec, Canada, and general corporate purposes. For more information, please see the section of this proxy statement/prospectus titled, “The Merger—Equity Raises of Sayona and Piedmont—Sayona Equity Raise” beginning on page 106.
Piedmont Equity Raise
On November 19, 2024 (Sydney time), Piedmont and Canaccord, as lead manager, executed a placement agreement (the “Piedmont placement agreement”), pursuant to which, among other things, Canaccord agreed to underwrite the placement of 238,095,300 CDIs, each representing 1/100th of a share of Piedmont common stock, at the issue price of AU$0.168 (approximately $0.11, at the then-prevailing exchange rate) per Piedmont CDI to institutional and professional investors (the “Piedmont equity raise”). The Piedmont equity raise was completed on November 27, 2024, resulting in the aggregate proceeds of AU$40 million (approximately $27 million, at the then-prevailing exchange rate) before costs. The offer, sale and issuance of the Piedmont CDIs were exempt from registration pursuant to Regulation S and Section 4(a)(2) under the U.S. Securities Act. Piedmont intends to apply the net proceeds of the Piedmont equity raise for general corporate purposes. For more information, please see the section of this proxy statement/prospectus titled, “The Merger—Equity Raises of Sayona and Piedmont—Piedmont Equity Raise” beginning on page 106.
Closing Equity Raise
Pursuant to the Sayona placement agreement, Canaccord further agreed to underwrite the placement of an additional 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share (the “closing equity raise”). The closing equity raise is expected to generate proceeds of AU$69 million (approximately $[•] million, at the prevailing exchange rate as of [•], 2025) before costs. The Sayona placement agreement provides for certain conditions precedent to Canaccord’s obligation to underwrite the closing equity raise, and may be terminated by Canaccord in the circumstances set forth therein. Sayona intends to apply the net proceeds of the closing equity raise for general corporate purposes.
In connection with the closing equity raise, on November 19, 2024 (Sydney time), Sayona and Resource Capital Fund VIII, L.P. (“RCF”) executed the RCF subscription agreement pursuant to which RCF agreed to subscribe for the 2,156,250,000 Sayona ordinary shares issuable in the closing equity raise under the Sayona placement agreement at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share, provided that RCF is entitled to reduce the number of Sayona ordinary shares it will subscribe for if, based on the foreign exchange rate prevailing at the time of payment of the subscription amount, the subscription amount of such Sayona ordinary shares would exceed $50 million (the “RCF subscription shares”). The RCF subscription agreement provides for certain conditions precedent to RCF’s obligation to subscribe for the RCF subscription shares and may be terminated by Sayona or RCF in the circumstances set forth therein.

For more information, please see the section of this proxy statement/prospectus titled “The Merger—Equity Raises of Sayona and Piedmont—Closing Equity Raise” beginning on page 106.
Material U.S. Federal Income Tax Consequences
Subject to the limitations and qualifications described in “The Merger—Material U.S. Federal Income Tax Considerations” below (including the discussion of Section 367(a) of the Code), it is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in which case a U.S. holder generally would recognize no gain or loss on the exchange of Piedmont common stock for Sayona securities. However, for the reasons described in “The Merger—Material U.S. Federal Income Tax Considerations” below, there is significant uncertainty concerning the U.S. federal income tax treatment of the exchange of Piedmont common stock for Sayona securities pursuant to the merger. Based on information available as of the date of this proxy statement/prospectus, it is currently expected that, even if the merger qualifies as a reorganization, the exchange of Piedmont common stock for Sayona securities pursuant to the merger will result in the recognition of gain (but not loss) for U.S. holders under Section 367(a) of the Code. U.S. holders are cautioned that the application of Section 367(a) of the Code to the merger is complex and depends on factors that cannot be determined until after the closing of the merger, as well as the interpretation of legal authorities, which are not entirely clear and subject to change. Additionally, there is limited guidance regarding the application of these requirements to facts similar to the merger. For a more complete discussion of the U.S. federal income tax considerations of the merger, including the application of Section 367(a) of the Code, see the section of this proxy statement/prospectus titled “The Merger—Material U.S. Federal Income Tax Considerations.”
Australian Tax Considerations
Existing Piedmont stockholders should be aware that the exchange of Piedmont common stock (including any Piedmont CDI) under the merger may have tax consequences in Australia. The specific Australian tax consequences will vary depending on whether an existing Piedmont stockholder is an Australian Tax Resident Existing Piedmont Stockholder or a Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholder (as those terms are defined in the section of this proxy statement/prospectus entitled “The Merger—Australian Tax Considerations”).
For more information about Australian tax implications in respect of the exchange of Piedmont common stock under the merger, as well as the consequences for Non-Australian Shareholders of acquiring, owning or disposing of Sayona securities after the merger, see the section of this proxy statement/prospectus entitled “The Merger—Australian Tax Considerations” beginning on page 120. The summary information provided in that section of the proxy statement/prospectus does not take account of the individual circumstances of existing Piedmont stockholders and does not constitute tax advice and should not be relied upon as such. The precise Australian tax implications of the merger will depend on each existing Piedmont stockholder's specific and individual circumstances. Accordingly, existing Piedmont stockholders should consult their own professional tax advisors to determine the Australian tax consequences to them (including Australian income tax, goods and services tax and stamp duty) of the merger in their circumstances.
The Merger Agreement (page 126)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to carefully read the merger agreement in its entirety, as it is the principal document that governs the merger.
Treatment of Piedmont Equity Awards in the Merger
Piedmont RSU Awards
At the effective time of the merger, each then outstanding Piedmont RSU award will be converted automatically into an adjusted RSU award comprising the number of Sayona ordinary shares or Sayona ADSs, as applicable, equal to the number of shares of Piedmont common stock subject to such Piedmont RSU award immediately prior to the effective time of the merger, multiplied by the exchange ratio, with any fractional shares rounded up to the nearest whole share. Except as set forth in the disclosure letter delivered by Piedmont to Sayona, the merger will not in and of itself constitute a single-trigger acceleration, vesting or payment event with respect to the Piedmont RSU awards or the adjusted RSU awards. Except as provided in the merger agreement, each adjusted RSU award will have the same terms and conditions (subject to any changes required by Australian law, including the ASX Listing Rules) as were applicable to such Piedmont RSU award immediately prior to the effective time of the merger (including vesting terms). Each Piedmont RSU award that is subject to performance-based vesting conditions will, immediately prior to the effective time of the merger, become earned, if at all, based on the greater of (A) the level determined or certified by the Piedmont board, the Leadership and Compensation Committee of the Piedmont board or another committee designated by the Piedmont board, as applicable, based on the results achieved during the applicable performance period, which period will be deemed to end on the latest practicable date prior to the effective time of the merger or (B) the target level, with the resulting adjusted RSU award, if any, subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the effective time of the merger. In the event that the holder of an adjusted RSU award is terminated by Sayona without cause or such holder resigns from Sayona for good reason, in either case, upon or within 12 months following the closing date, such adjusted RSU award will automatically become fully vested upon such termination without cause or resignation for good reason, as applicable. Sayona may settle each adjusted RSU award in its discretion through an issuance of new Sayona ordinary shares or Sayona ADSs, a transfer of existing Sayona ordinary shares or Sayona ADSs from any Sayona employee share trust (or similar arrangement) and/or by allocating in the name of the relevant person Sayona ordinary shares or Sayona ADSs held by any Sayona employee share trust (or similar arrangement).
Piedmont Option Awards
At the effective time of the merger, each then outstanding Piedmont option award will be converted automatically into an adjusted option award to purchase the number of Sayona ordinary shares (rounded up to the nearest whole number of Sayona ordinary shares) equal to number of shares of Piedmont common stock subject to such Piedmont option award immediately prior to the effective time of the merger multiplied by the exchange ratio. Except as set forth in the disclosure letter delivered by Piedmont to Sayona, the merger will not in and of itself constitute a single-trigger acceleration, vesting or payment event with respect to the Piedmont option awards or the adjusted option awards. Each adjusted option award will (x) have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Piedmont common stock of such Piedmont option award immediately prior to the effective time of the merger (or its equivalent in Australian dollars) by (B) the exchange ratio, and (y) except as provided in the merger agreement, be subject to the same terms and conditions (subject to any changes required by Australian law, including the ASX Listing Rules) as were applicable to such Piedmont option award immediately prior to the effective time of the merger (including the vesting terms). In the event that the holder of an adjusted option award is terminated by Sayona without cause or such holder resigns from Sayona for good reason, in either case, upon or within 12 months following the closing date, such adjusted option award will automatically become fully vested upon such termination without cause or resignation for good reason, as applicable. Sayona may settle each adjusted option award in its discretion through an issue of new Sayona ordinary shares or Sayona ADSs, a transfer of existing Sayona ordinary shares or Sayona ADSs from any Sayona employee share trust (or similar arrangement) and/or by allocating in the name of the relevant person Sayona ordinary shares or Sayona ADSs held by any Sayona employee share trust (or similar arrangement). The conversion of Piedmont option awards into adjusted option awards will be effected in a manner consistent with the requirements of Section 424(a) of the Code and Section 409A of the Code, as applicable.
No Appraisal Rights
In accordance with the DGCL, no appraisal rights will be available with respect to the transactions contemplated by the merger agreement.
No Solicitation; Changes of Recommendation
No Solicitation by Sayona
The merger agreement generally restricts Sayona’s ability to: (i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Sayona competing proposal (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Definitions

of Competing Proposals”), (ii) engage in, continue or otherwise participate in any discussions with any person with respect to or negotiations with any person with respect to, relating to, or in furtherance of a Sayona competing proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Sayona competing proposal, (iii) furnish any non-public information regarding Sayona or its subsidiaries, or access to the properties, assets or employees of Sayona or its subsidiaries, to any person in connection with or in response to any Sayona competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Sayona competing proposal, (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Sayona competing proposal (other than certain confidentiality agreements entered into as permitted by the merger agreement), or (v) submit any Sayona competing proposal to the vote of Sayona shareholders.
However, under certain circumstances specified in the merger agreement, Sayona is permitted to engage and participate in discussions or negotiations with such third parties and furnish information with respect to it and its subsidiaries to third parties in response to unsolicited acquisition proposals if, among other conditions, prior to taking such action, the Sayona board or any committee of the Sayona board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Sayona competing proposal is, or would reasonably be expected to lead to, a Sayona superior proposal (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Definitions of Superior Proposals”), and that failure to take such actions would likely breach the statutory or fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law.
Changes of Recommendation by Sayona
The merger agreement generally restricts the ability of Sayona’s board to effect a Sayona recommendation change (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Sayona: Restrictions on Changes of Recommendation”). However, subject to compliance with certain requirements set forth in the merger agreement (including that the Sayona board must have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Sayona recommendation change in would likely breach the statutory or fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law), the Sayona board may effect a Sayona recommendation change (i) in response to a bona fide written Sayona competing proposal that was not solicited at any time following November 18, 2024, is expressly conditioned upon the non-consummation of the transactions contemplated by the merger agreement and did not arise from a breach of the obligations set forth in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—No Solicitation by Sayona”, if, among other conditions, the Sayona board determines in good faith after consultation with its financial advisors and outside legal counsel that such Sayona competing proposal is a Sayona superior proposal, or (ii) in response to a Sayona intervening event (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Sayona: Permitted Changes of Recommendation in Connection with Intervening Events”) that occurs or arises after November 18, 2024 and that did not arise from or in connection with a breach of the merger agreement by Sayona.
No Solicitation by Piedmont
The merger agreement generally restricts Piedmont’s ability to: (i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Piedmont competing proposal (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Definitions of Competing Proposals”), (ii) engage in, continue or otherwise participate in any discussions with any person with respect to or negotiations with any person with respect to, relating to, or in furtherance of a Piedmont competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Piedmont competing proposal, (iii) furnish any non-public information regarding Piedmont or its subsidiaries, or access to the properties, assets or employees of Piedmont or its subsidiaries, to any person in connection with or in response to any Piedmont competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Piedmont competing proposal, (iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Piedmont competing proposal (other than certain confidentiality agreements entered into as permitted by the merger agreement), or (v) submit any Piedmont competing proposal to the vote of Piedmont stockholders.
However, under certain circumstances specified in the merger agreement, Piedmont is permitted to engage and participate in discussions or negotiations with such third parties and furnish information with respect to it and its subsidiaries to third parties in response to unsolicited acquisition proposals if, among other conditions, prior to taking such action, the Piedmont board or any committee of the Piedmont board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Piedmont competing proposal is, or would reasonably be expected to lead to, a Piedmont superior proposal (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Definitions of Superior Proposals”), and that failure to take such actions would likely breach the statutory or fiduciary duties owed by the Piedmont board to the shareholders of Piedmont under applicable law.
Changes of Recommendation by Piedmont
The merger agreement generally restricts the ability of Piedmont’s board to effect a Piedmont recommendation change (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Piedmont: Restrictions on Changes of Recommendation”). However, subject to compliance with certain requirements set forth in the merger agreement (including that the Piedmont board must have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Piedmont recommendation change in would likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law), the Piedmont board may effect a Piedmont recommendation change (i) in response to a bona fide written Piedmont competing proposal that was not solicited at any time following November 18, 2024, is expressly conditioned upon the non-consummation of the transactions contemplated by the merger agreement and did not arise from a breach of the obligations set forth in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—No Solicitation by Piedmont”, if, among other conditions, the Piedmont board determines in good faith after consultation with its financial advisors and outside legal counsel that such Piedmont competing proposal is a Piedmont superior proposal, or (ii) in response to a Piedmont intervening event (as defined in the merger agreement and described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Change of Recommendation—Piedmont: Permitted Changes of Recommendation in Connection with Intervening Events”) that occurs or arises after November 18, 2024 and that did not arise from or in connection with a breach of the merger agreement by Piedmont.
HSR, CFIUS and Other Regulatory Approvals
The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. On February 4, 2025, the initial filings with respect to the merger were made by Sayona and Piedmont with the FTC and the DOJ. The waiting period with respect to the notification and report forms filed under the HSR Act is set to expire on March 6, 2025.
The completion of the merger is further conditioned upon obtaining CFIUS approval (as defined in the section of this proxy statement/prospectus entitled “The Merger—Regulatory Approvals Required for the Merger—CFIUS Approval” beginning on page 104). On January 2, 2025, Sayona and Piedmont submitted a draft joint voluntary notice to CFIUS for comment or to inform the parties they can submit the final joint voluntary notice. On February 20, 2025, CFIUS acknowledged receipt of the final joint voluntary notice submitted by Sayona and Piedmont. The review by CFIUS is scheduled to conclude by April 7, 2025.
The completion of the merger is further conditioned upon obtaining an approval under the Investment Canada Act. On December 17, 2024, Sayona and Piedmont submitted the Investment Canada Act notification. The 45 calendar day period for initiation of a national security review under the Investment Canada Act with respect to the merger expired on January 31, 2025.

Neither Sayona nor Piedmont is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.
For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—HSR, CFIUS and Other Regulatory Approvals” on page 157.
Conditions to the Completion of the Merger
Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following mutual conditions:
•	Piedmont Stockholder Approval. The Piedmont merger proposal must have been approved in accordance with the DGCL and the Piedmont organizational documents at the Piedmont special meeting.
•
Sayona Shareholder Approval. The Sayona merger proposals must have been approved in accordance with the Australian Corporations Act, the ASX Listing Rules and the organizational documents of Sayona at the Sayona extraordinary general meeting.

•
HSR Act Approval. Any waiting period (and any extension thereof) under the HSR Act applicable to the merger and the other transactions contemplated by the merger agreement must have expired or been terminated.

•	CFIUS Approval. The CFIUS approval must have been obtained.
•	ICA Approval. The ICA approval must have been obtained.
•
No Injunctions or Restraints. Any governmental entity having jurisdiction over Sayona, Piedmont or Merger Sub must not have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and any law that makes the consummation of the merger illegal or otherwise prohibited must not have been adopted.

•
Effectiveness of the Registration Statement. The registration statement, of which this proxy statement/prospectus forms a part, must have been declared effective by the SEC under the U.S. Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

•
Effectiveness of Form F-6 Registration Statement. The registration statement on Form F-6 relating to the registration under the U.S. Securities Act of the issuance of the Sayona ADSs must have been declared effective by the SEC under the U.S. Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

•	Nasdaq Listing. The Sayona ADSs issuable to Piedmont stockholders pursuant to the merger agreement must have been authorized for listing on the Nasdaq, subject to notice of issuance.
•	ASX Listing. The Sayona ordinary shares issuable to Piedmont stockholders pursuant to the merger agreement must have been authorized for listing on the ASX.
•	ASIC and ASX: ASIC and the ASX must have provided to Sayona and Merger Sub the consents, approvals, waivers, relief and exemptions required for the merger and the Sayona share issuance.
The obligations of Sayona and Merger Sub to complete the merger are subject to the satisfaction or waiver of further conditions, including:
•
the accuracy of the representations and warranties of Piedmont contained in the merger agreement as of November 18, 2024 and as of the closing date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the merger agreement;

•
Piedmont having performed and complied with, in all material respects, all of its obligations under the merger agreement required to be performed or complied with at or prior to the effective time of the merger; and

•
Sayona having received a certificate of Piedmont signed by an executive officer of Piedmont, dated as of the closing date, confirming that the conditions set forth in the two bullets directly above have been satisfied.

The obligation of Piedmont to complete the merger is subject to the satisfaction or waiver of the following additional conditions:
•
the accuracy of the representations and warranties of Sayona contained in the merger agreement as of November 18, 2024 and as of the closing date (other than representations that by their terms speak specifically as of another date or period of time), subject to the materiality standards provided in the merger agreement;

•
Sayona and Merger Sub having performed and complied with, in all material respects, all of their respective obligations under the merger agreement required to be performed or complied with by them at or prior to the effective time of the merger; and

•
Piedmont having received a certificate of Sayona signed by an executive officer of Sayona, dated as of the closing date, confirming that the conditions in the two bullets directly above have been satisfied.

Termination
Sayona and Piedmont may terminate the merger agreement and abandon the merger at any time prior to the effective time of the merger by mutual written consent of Sayona and Piedmont.
The merger agreement may also be terminated by either Sayona or Piedmont at any time prior to the effective time of the merger in any of the following situations:
•
if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the merger illegal or otherwise permanently prohibited, so long as the terminating party has not breached any material covenant or agreement under the merger agreement that has caused, materially contributed to or resulted in such order, decree, ruling or injunction or other action;

•	upon an end date termination event (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 166);
•
upon a Piedmont breach termination event or a Sayona breach termination event (as each term is defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 166); or

•
upon a Piedmont stockholder approval termination event or a Sayona stockholder approval termination event (as each term is defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 166).

In addition, the merger agreement may be terminated by Sayona:
•
prior to, but not after, the approval of the Piedmont merger proposal by Piedmont stockholders, if the Piedmont board or a committee of the Piedmont board has effected a Piedmont recommendation change; or

•
prior to, but not after, the approval of the Piedmont merger proposal by Piedmont stockholders, upon a Piedmont no solicitation breach termination event (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 166).

Further, the merger agreement may be terminated by Piedmont:
•	prior to, but not after, the approval of the Sayona merger proposals by Sayona stockholders, if the Sayona board or a committee of the Sayona board has effected a Sayona recommendation change; or

•
prior to, but not after, the approval of the Sayona merger proposals by Sayona stockholders, upon a Sayona no solicitation breach termination event (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 166).

The Support Agreements (page 170)
Concurrently, and in connection with the execution of the merger agreement, each director of Piedmont entered into a support agreement with Piedmont to vote all of his or her shares of Piedmont common stock (and, to the extent capable of being voted, securities convertible into, or exercisable or exchange for, shares of Piedmont common stock) in favor of the adoption and approval of the merger agreement and approval of the transactions contemplated by the merger agreement, subject to the exercise of his or her fiduciary duties. The support agreements terminate upon the earlier to occur of (i) the effective time of the merger, (ii) the valid termination of the merger agreement in accordance with its terms, or (iii) the date on which the board of directors of Piedmont effects a recommendation change in compliance with the merger agreement. The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by reference to the support agreements, the form of which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.
Comparison of Rights of Sayona Shareholders and Piedmont Stockholders (page 207)
The rights of the Piedmont stockholders and the relative powers of the Piedmont board are governed by the laws of the State of Delaware, including the DGCL, and Piedmont’s organizational documents. The rights of the Sayona shareholders and the relative powers of the Sayona board are governed by the laws of Australia and the Constitution. The rights attaching to the Piedmont CDIs are economically equivalent to the rights attaching to the Piedmont common stock and, unless otherwise stated, the discussion of Piedmont stockholder rights in this comparison includes holders of Piedmont CDIs, unless otherwise indicated, including as follows:
•
holders of Piedmont CDIs have beneficial interest in the underlying Piedmont common stock to which their Piedmont CDIs relate but such holders do not have legal title to the underlying Piedmont common stock. Legal title is held by the CDI Depositary; and

•
unless their Piedmont CDI’s are converted into Piedmont common stock in sufficient time before the record date for the relevant meeting, holders of Piedmont CDIs are not able to vote personally as Piedmont stockholders at a meeting of Piedmont. Instead, holders of Piedmont CDIs are provided with a voting instruction form which will enable them to instruct the CDI Depositary in relation to the exercise of voting rights.

As a result of the merger, Piedmont stockholders who become holders of Sayona ordinary shares will have their rights governed principally by Australian law and the Constitution, which will differ from Delaware law and the organizational documents of Piedmont, along with the deposit agreement. For a summary of the material differences between the rights of a Piedmont stockholder under Delaware law and Piedmont’s organizational documents, on the one hand, and the rights of a holder of Sayona ordinary shares under Australian law and the Constitution, on the other hand, see the section of this proxy statement/prospectus entitled “Comparison of Rights of Sayona Shareholders and Piedmont Stockholders” beginning on page 207. Sayona will not treat Sayona ADS Holders as one of Sayona’s shareholders and Sayona ADS Holders will not have shareholder rights. See “Description of Sayona American Depositary Shares,” beginning on page 198 for additional information about the rights of Sayona ADS Holders under the deposit agreement.
The Piedmont Special Meeting (page 64)
You may attend the Piedmont special meeting via a live interactive webcast on [  ], 2025, at [  ], Eastern Time, by visiting the following website: [  ]. Online check-in will begin at [  ], Eastern Time, and you should allow ample time for the check-in procedures. You will need the 16-digit control number included on your proxy card or voting instruction form that accompanied your proxy materials to participate in the Piedmont special meeting (including voting your shares). If you lose your control number, you may join the Piedmont special meeting as a guest, but you will not be able to vote. Piedmont believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.

Piedmont CDI holders are entitled to receive notice of, and attend as guests (but not vote at), the Piedmont special meeting and may instruct the CDI Depositary to vote the shares underlying their Piedmont CDIs by following the instructions on the Piedmont CDI voting instruction form. The CDI Depositary will vote the applicable shares on behalf of each applicable Piedmont CDI holder at the Piedmont special meeting, in accordance with the instructions received via the Piedmont CDI voting instruction form. If you are a Piedmont CDI holder, your vote must be received no later than [5:00] p.m., Eastern Time, on [  ], 2025 (being [7:00 a.m.], Australian Eastern Standard Time, on [  ], 2025).
The purposes of the Piedmont special meeting are as follows:
•	Proposal 1: The Piedmont merger proposal: To consider and vote on the proposal to adopt and approve the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;
•
Proposal 2: The advisory compensation proposal: To consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Piedmont to its named executive officers in connection with the merger; and

•
Proposal 3: The adjournment proposal: To consider and vote on any proposal to postpone or adjourn the Piedmont special meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt and approve the merger agreement at the time of the Piedmont special meeting.

Completion of the merger is conditioned on approval of the Piedmont merger proposal by Piedmont stockholders. Completion of the merger is not conditioned upon the adoption of the advisory compensation proposal or the adjournment proposal by Piedmont stockholders.
Record Date; Shares Entitled to Vote
The Piedmont board has fixed the close of business on [  ], 2025, as the record date. You are entitled to vote at and/or ask questions at the Piedmont special meeting if you owned shares of Piedmont common stock as of the close of business on the record date. You are entitled to one vote for each share of Piedmont common stock that you owned as of the close of business on the record date. As of the close of business on the record date, [  ] shares of Piedmont common stock, including shares of Piedmont common stock represented by Piedmont CDIs, were outstanding and entitled to vote at the Piedmont special meeting.
Holders of Piedmont CDIs as of the record date are entitled to notice of and to attend the meeting and may also instruct CHESS Depositary Nominees Pty Ltd. (the “CDI Depositary”) to vote the shares underlying their Piedmont CDIs by following the instructions on the Piedmont CDI voting instruction form. The CDI Depositary will vote the applicable shares on behalf of each applicable Piedmont CDI holder at the Piedmont special meeting, in accordance with the instructions received via the Piedmont CDI voting instruction form. If you are a Piedmont CDI holder, your vote must be received no later than [5:00 p.m.], Eastern Time, on [  ], 2025 (being [7:00 a.m.], Australian Eastern Standard Time, on [  ], 2025).
Quorum
A quorum is the minimum number of shares or (holders of shares) required to be present at the Piedmont special meeting for it to be properly held under Piedmont’s bylaws and the DGCL. The holders of record of a majority of the voting power of Piedmont common stock issued and outstanding and entitled to vote must be present in person (including virtually via the Internet) or represented by proxy to constitute a quorum for the Piedmont special meeting.

Required Vote
Except for the adjournment proposal, the vote required to approve each of the Proposals listed below assumes the presence of a quorum.

Proposal	Votes Required	Effect of Certain Actions
Proposal 1: The Piedmont merger proposal	Approval requires the affirmative vote of at least a majority of the outstanding shares of Piedmont common stock entitled to vote on the Piedmont merger proposal.	Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal.

Proposal 2: The advisory compensation proposal	Approval requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the advisory compensation proposal.	Abstentions will have the same effect as a vote AGAINST the proposal; broker non-votes will have no effect.

Proposal 3: The adjournment proposal	Approval requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the adjournment proposal.	Abstentions will have the same effect as a vote AGAINST the proposal; broker non-votes will have no effect.

Voting and Proxies
Any stockholder of record entitled to vote at the Piedmont special meeting may vote in any of the following ways:
If your shares are registered in your name with Piedmont’s transfer agent, Computershare Limited, you may vote your shares of Piedmont common stock:
(1)	by proxy, by returning a signed and dated proxy card (a prepaid reply envelope is provided for your convenience);
(2)	by proxy, by granting a proxy electronically over the Internet or by telephone (using the instructions found on the enclosed proxy card); or
(3)
by attending the Piedmont special meeting and voting at the Piedmont special meeting using a control number on the enclosed proxy card. You must have the enclosed proxy card available and follow the instructions on the proxy card in order to grant a proxy electronically over the Internet or by telephone.

If you attend the Piedmont special meeting and wish to vote at the Piedmont special meeting, you will need the control number located on the enclosed proxy card. Beneficial owners of shares of Piedmont common stock held in “street name” will also need to present proof of ownership of shares of Piedmont common stock (such as a bank or brokerage account statement) and must also provide a “legal proxy” from their bank, broker or other nominee in order to vote at the Piedmont special meeting. You are encouraged to vote by proxy even if you plan to attend the Piedmont special meeting. If you attend the Piedmont special meeting and vote at the Piedmont special meeting, your vote will revoke any previously submitted proxy. Under applicable stock exchange rules, banks, brokers or other nominees have the discretion to vote on routine matters, but not on non-routine matters. The Proposals are all non-routine matters, and banks, brokers and other nominees cannot vote on the Proposals without your instructions. Therefore, it is important that you cast your vote or instruct your bank, broker or other nominee on how you wish to vote your shares of Piedmont common stock.
If you hold your shares of Piedmont common stock in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Piedmont special meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Piedmont common stock at the Piedmont special meeting.

If you are a Piedmont CDI holder and you intend to vote, you must take one of the following actions in order to vote at the Piedmont special meeting:
(1)	Instruct the CDI Depositary to vote the shares underlying your Piedmont CDIs pursuant to your instructions in the Piedmont CDI voting instruction form; or
(2)
Convert your Piedmont CDIs into shares of common stock and voting these at the Piedmont special meeting. The conversion must be done prior to the record date. Please contact Computershare Investor Services Pty Ltd. for further information in relation to the conversion process.

RISK FACTORS
You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the Piedmont merger proposal, the adjournment proposal or the advisory compensation proposal. In the event you become a holder of Sayona ADSs or Sayona ordinary shares following completion of the transaction, you will be subject to all risks inherent in the business of Sayona in addition to the risks relating to Piedmont. The market value of your Sayona ADSs or Sayona ordinary shares will reflect the performance of the business relative to, among other things, that of the competitors of Sayona and Piedmont and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.
Risks Relating to the Transaction
Because the market value of Sayona ordinary shares may fluctuate prior to the completion of the merger and because the exchange ratio is fixed, Piedmont stockholders cannot be sure of the market value of the merger consideration that they will receive in the transaction relative to the value of Piedmont common stock they exchange.
Upon completion of the transaction, as described under the section of this proxy statement/prospectus entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 128, each eligible share of Piedmont common stock will be converted as follows: (1) each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 5.27 Sayona ordinary shares; and (2) each share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger and not represented by a Piedmont CDI will be converted into the right to receive [•] Sayona ADSs.
Because the exchange ratio is fixed, the value of the merger consideration will depend on the Sayona ordinary share price as of the closing date. The merger consideration will not be adjusted for changes in the market price of Sayona ordinary shares, Piedmont common stock, Piedmont CDIs or in currency exchange rates between the date of signing the merger agreement and the closing date (as defined herein). In addition, there will be a lapse of time between the date on which Piedmont stockholders vote on the Piedmont merger proposal at the Piedmont special meeting and the date on which Piedmont stockholders entitled to receive the merger consideration actually receive the merger consideration.
The market value of the merger consideration and the market value of Piedmont common stock and Piedmont CDIs on the closing date may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the Piedmont special meeting. These changes may result from a variety of factors, including changes in Sayona’s or Piedmont’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions. The merger consideration will not be adjusted to reflect the comparative value of the Australian dollar and the U.S. dollar or the market value of Sayona ordinary shares, the Piedmont common stock or the Piedmont CDIs. Therefore, the market value of the merger consideration that a Piedmont stockholder was entitled to receive on the date that the merger agreement was executed could vary significantly from the value of the merger consideration on the date of this proxy statement/prospectus, the date of the Piedmont special meeting or the closing date.
Sayona shareholders and Piedmont stockholders are urged to obtain current market quotations for Sayona ordinary shares, Piedmont common stock and Piedmont CDIs. See the section entitled “Comparative Per Share Market Price” beginning on page 63 of this proxy statement/prospectus for more information about the market value of Sayona ordinary shares, Piedmont common stock and Piedmont CDIs on certain dates.
The date Piedmont stockholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.
Completing the merger is subject to several conditions, not all of which are controllable by Piedmont or Sayona. Accordingly, the date on which Piedmont stockholders will receive the merger consideration is uncertain.

The market price for Sayona ADSs and Sayona ordinary shares following the closing may be affected by different factors from those that historically have affected or currently affect the market price of Sayona ordinary shares, Piedmont common stock or Piedmont CDIs.
Upon completion of the transaction, Piedmont stockholders who receive Sayona ADSs or Sayona ordinary shares in the transaction will become Sayona ADS holders or Sayona shareholders, respectively. Sayona’s financial position may differ from its financial position before the completion of the merger, and the results of operations of Sayona following the merger may be affected by some factors that are different from those currently affecting the results of operations of Sayona and those currently affecting the results of operations of Piedmont. Accordingly, the market price and performance of Sayona ADSs and Sayona ordinary shares is likely to be different from the market price and performance of Sayona ordinary shares, Piedmont common stock or Piedmont CDIs in the absence of the merger. For a discussion of the businesses of Piedmont and Sayona and of some important factors to consider in connection with those businesses, see the section of this proxy statement/prospectus entitled “Business of Sayona” beginning on page 226 and the documents incorporated by reference in this proxy statement/prospectus and referred to in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.
There is no assurance when or if the transaction will be completed.
The completion of the transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others, (i) approval of the Piedmont merger proposal in accordance with the Delaware General Corporation Law (the “DGCL”) and Piedmont’s organizational documents at the Piedmont special meeting, (ii) approval of the Sayona merger proposals in accordance with the Australian Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time (the “Australian Corporations Act”), the listing rules of ASX and the organizational documents of Sayona at the Sayona extraordinary general meeting, (iii) approval for listing on the Nasdaq of the Sayona ADSs to be issued in connection with the transaction, subject to official notice of issuance, (iv) authorization for listing the Sayona ordinary shares issuable to Piedmont stockholders pursuant to the merger agreement on the ASX, (v) Australian Securities and Investments Commission (“ASIC”) and the ASX having provided to Sayona and Merger Sub the consents, approvals, waivers, relief and exemptions required for the merger and the Sayona share issuance (as defined herein), (vi) expiration or termination of any waiting period under the Hart-Scott-Rodino Act (the “HSR Act”) applicable to the merger and the other transactions contemplated by the merger agreement, (vii) the Committee on Foreign Investment in the United States (“CFIUS”) and Canadian Federal Authority for Identity and Citizenship (“ICA”) approvals having been obtained, (viii) the absence of (a) any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger having been issued by any governmental entity having jurisdiction over Sayona, Piedmont and Merger Sub, and (b) any law that makes the consummation of the merger illegal or otherwise prohibited having been adopted, (ix) effectiveness of the registration statement for Sayona ordinary shares to be issued in the transaction, including the Sayona ordinary shares underlying the Sayona ADSs (of which this proxy statement/prospectus forms a part), and of the registration statement on Form F-6 relating to the Sayona ADSs and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC, and (x) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party’s compliance in all material respects with its covenants and agreements contained in the merger agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the transaction.
If the transaction is not completed, or if there are significant delays in completing the transaction, Sayona’s and Piedmont’s future business and financial results and the trading prices of Piedmont common stock, Piedmont CDIs, Sayona ordinary shares or Sayona ADSs, as applicable, could be negatively affected, and each of Sayona and Piedmont would be subject to several risks, including the following: (i) there may be negative reactions from the financial markets due to the fact that current trading prices of Piedmont common stock, Piedmont CDIs or Sayona ordinary shares may reflect a market assumption that the transaction will be completed; and (ii) the attention of management may have been diverted to the transaction rather than their own operations and pursuit of other opportunities that could have been beneficial to their respective businesses.

There is no assurance when or if the closing equity raise will be completed.
The obligations of Canaccord (as defined herein) to underwrite the closing equity raise are subject to the following conditions precedent (in addition to the satisfaction of the conditions precedent to the effectiveness of the Sayona placement agreement and to underwriting of the Sayona equity raise, which have been satisfied): (i) the ASX must not have indicated that it will not grant permission for the official quotation of the Sayona ordinary shares issued in the closing equity raise on an unconditional basis (or indicating that approval will be granted on a conditional basis where such condition would, in the reasonable opinion of Canaccord, not have a material adverse effect on the Sayona equity raise) on or before 10:00 a.m. (Sydney time) on the closing equity raise settlement date; (ii) Sayona must have provided the certificate in the form set out in Annex B to the Sayona placement agreement dated as at the closing equity raise settlement date; (iii) a cleansing notice must have been lodged with the ASX in accordance with the Sayona placement agreement in relation to the Sayona ordinary shares issued in the Sayona equity raise; (iv) the shareholders of Sayona must have approved the closing equity raise by appropriate majority in a general meeting for all purposes by the date that is 28 days after the notice of meeting has been released to the ASX (or by a later date if the meeting is adjourned or postponed) by the date of the Sayona extraordinary general meeting; (v) closing of the merger must have occurred on or prior to July 31, 2025 (Sydney time) (or such later date as may be agreed between Sayona and Canaccord, acting reasonably); and (vi) RCF must have paid the subscription amount under the RCF subscription agreement (as defined herein) before 10:00 am Sydney time on the closing equity raise settlement date, such obligation to subscribe being further subject to certain conditions precedent and termination rights under the RCF subscription agreement for RCF and Sayona. Canaccord also has a customary right, under certain circumstances, to terminate the Sayona placement agreement before 4:00 p.m. Sydney time on the closing equity raise settlement date under certain circumstances. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the closing equity raise. See “The Merger—Equity Raises of Sayona and Piedmont—Closing Equity Raise” on page 106 for additional information on the closing equity raise.
The combined company may not realize all of the anticipated benefits of the transaction.
There is a risk that some or all of the expected benefits of the transaction may fail to materialize or be realized fully, or may not occur within the time periods anticipated by Sayona and Piedmont. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Sayona and Piedmont, including, for example, differences in corporate culture, loss of, or reduction in, key personnel, expert capability or employee productivity, failure to procure or retain employees of Sayona, required changes to operating models, or the diversion of management’s attention. The challenge of integrating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the transaction difficult. Piedmont and Sayona have operated and, until completion of the transaction, will continue to operate, independently. The success of the transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, the expected optimization of the North American Lithium project (“NAL”), currently owned 75% by Sayona and 25% by Piedmont, through consolidated offtake economics, complimentary technical capabilities, and material logistics, procurement and marketing synergies with aligned economic interests in pursuing North American Lithium brownfield expansion. A failure to integrate the businesses in the time and manner contemplated by Sayona and Piedmont, or a failure to achieve the expected benefits of integration may impact the financial performance, operation and position of the combined company. Furthermore, Piedmont will be a material part of the combined company’s business. If the Piedmont part of the combined company’s business does not perform as expected after completing the merger, this could have a material adverse impact the combined company’s financial position and performance.
The past financial performance of each of Piedmont and Sayona may not be indicative of the future financial performance of the combined company. Moreover, Sayona and Piedmont, as standalone entities, have particular accounting policies and methods which are fundamental to how they record and report their financial position and results of operations. Sayona and Piedmont may have exercised judgment in selecting accounting policies or methods, which might have been reasonable in the circumstances yet resulted in reporting materially different outcomes than would have been reported under the other company’s policies and methods. The integration of Sayona’s and Piedmont’s accounting functions may lead to revisions of these accounting policies, which may adversely impact the merged entity’s reported results of operations, financial position, or performance. Sayona and Piedmont also have different year-end reporting periods, with Sayona reporting on a

June 30th year-end basis and Piedmont reporting on a calendar year-end basis. The application of acquisition accounting and the alignment of financial year ends after completion of the transaction will likely impact the combined company’s reported results of operations, financial position or performance.
Piedmont and Sayona have incurred significant financial services, accounting, tax and legal fees in connection with negotiating and evaluating the terms of the transaction. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Piedmont and Sayona after completion of the transaction. Even if the transaction is not completed, Piedmont and Sayona will need to pay certain costs relating to the transaction incurred prior to the date the transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.
Piedmont may also be required to pay Sayona a termination fee of $2.62 million if the merger agreement is terminated under the circumstances specified in the merger agreement, and Sayona may be required to pay Piedmont a termination fee of $2.62 million if the merger agreement is terminated under the circumstances specified in the merger agreement. For more information, see the sections entitled “The Merger Agreement—Termination—Termination Fees Payable by Sayona” beginning on page 167 and “The Merger Agreement—Termination—Termination Fees Payable by Piedmont” beginning on page 168.
The transaction may not be accretive, and may be dilutive, to Sayona’s cash flow per share and free cash flow per share, which may negatively affect the market price of Sayona ordinary shares and the implied value of the Sayona ADSs following the transaction.
Pursuant to the Sayona equity raise (as defined herein), Sayona issued 1,250,000,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per Sayona ordinary share. In connection with the completion of the transaction, (i) Sayona expects to issue approximately [•] new Sayona ordinary shares (including those underlying Sayona ADSs) as the merger consideration, (ii) certain Piedmont equity awards are required to be converted into equity awards of Sayona pursuant to the merger agreement and, (iii) in connection with the closing equity raise, Sayona expects to issue an additional 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share. The issuance of new Sayona ordinary shares (including those underlying Sayona ADSs) in the transaction, the Sayona equity raise and the closing equity raise could have the effect of depressing the market price of Sayona ordinary shares. The increase in the number of Sayona ordinary shares and Sayona ADSs may lead to sales of such Sayona ordinary shares or Sayona ADSs or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Sayona ordinary shares and Sayona ADSs.
Sayona currently projects that the transaction will result in a number of benefits, including the combined company being among the largest hard rock lithium producers in North America and strengthening Sayona’s balance sheet to fund and accelerate growth projects, and that it will ultimately be accretive to Sayona’s cash flow per share and free cash flow per share. This projection is based on preliminary estimates that may materially change. Future events and conditions could reduce or delay the accretion that is currently projected or result in the transaction being dilutive to Sayona’s cash flow per share and free cash flow per share, including adverse changes in market conditions, additional transaction- and integration-related costs and other factors such as the failure to realize some or all of the benefits anticipated in the transaction. Any dilution of, reduction in or delay of any accretion to, Sayona’s cash flow per share and free cash flow per share could cause the price of Sayona ordinary shares and the implied value of the Sayona ADSs to decline or grow at a reduced rate.
The unaudited pro forma combined financial information of Sayona is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the transaction.
The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the Sayona consolidated financial statements and Piedmont consolidated financial statements, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the transaction. In addition, the unaudited pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the transaction. Accordingly, the historical and unaudited pro forma combined financial information included in this proxy statement/prospectus does not necessarily represent the combined company’s results of operations and financial condition had Piedmont and Sayona operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition following completion of the transaction. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties that may be encountered by recently combined companies.
In preparing the unaudited pro forma combined financial information contained in this proxy statement/prospectus, Sayona has given effect to the completion of the transaction. The unaudited pro forma combined financial information does not reflect all of the costs that are expected to be incurred by Piedmont and Sayona in connection with the transaction. For more information, see the section of this proxy statement/prospectus entitled “Sayona Unaudited Pro Forma Combined Financial Information,” including the notes thereto, beginning on page 174.
Sayona or Piedmont may waive one or more of the closing conditions without re-soliciting their respective shareholder approvals.
Certain conditions to Sayona and Piedmont’s obligations, respectively, to complete the transaction may be waived by either Sayona or Piedmont, in whole or in part, to the extent legally permissible, either unilaterally or by agreement. In the event that any such waiver does not require re-solicitation of Sayona’s shareholders or Piedmont’s stockholders or the amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards (as applicable), the parties will have the discretion to complete the transaction without seeking further approval of Sayona shareholders or Piedmont stockholders, as applicable.
The opinion of Piedmont’s financial advisor rendered to the Piedmont board does not reflect changes in circumstances between the signing of the merger agreement and the completion of the transaction and speaks only as of the date rendered based on circumstances and conditions existing as of the date of the written opinion.
The Piedmont board has received an opinion from J.P. Morgan, Piedmont’s financial advisor, dated November 18, 2024, to the effect that, as of the date of the opinion and based on and subject to the circumstances and conditions existing as of the date of the written opinion and various assumptions and limitations described in J.P. Morgan’s written opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Piedmont common stock, but has not obtained an updated opinion as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Sayona or Piedmont, general market and economic conditions and other factors that may be beyond the control of Sayona or Piedmont, and on which the forecasts and assumptions used by Piedmont’s financial advisor in connection with rendering its opinion may have been based, may significantly alter the value of Sayona or Piedmont or the prices of Sayona ordinary shares, shares of Piedmont common stock or Piedmont CDIs by the time the transaction is completed. The opinion did not speak as of the time the transaction will be completed or as of any date other than the date of such opinion and the Piedmont board does not anticipate asking J.P. Morgan to update its opinion. However, the Piedmont board’s recommendation that Piedmont stockholders vote “FOR” approval of the Piedmont merger proposal, “FOR” approval of the adjournment proposal and “FOR” approval of the advisory compensation proposal is made as of the date of this proxy statement/prospectus. For a more complete description of the written opinion that the Piedmont board received from its financial advisor, see the section of this proxy statement/prospectus entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Piedmont’s Financial Advisor” beginning on page 85. A copy of the opinion of J.P. Morgan is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety.
While the merger agreement is in effect, Piedmont, Sayona and their respective subsidiaries’ businesses are subject to restrictions on their business activities, which may make it more difficult for Sayona and Piedmont to pursue alternatives to the transaction and may discourage other companies from trying to acquire Piedmont for greater consideration than Sayona has agreed to pay.
Under the merger agreement, Piedmont, Sayona and their respective subsidiaries have agreed to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the transaction (unless Piedmont or Sayona obtains the other’s written consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Piedmont’s and Sayona’s ability to pursue certain of their respective business strategies. These restrictions may prevent Piedmont and Sayona from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to Piedmont’s and Sayona’s respective businesses prior to the completion of the transaction or termination of the merger agreement, as applicable. These restrictions could have an adverse effect on Piedmont’s and Sayona’s business, financial results, financial condition or share price.
In addition, the merger agreement prohibits Piedmont and Sayona from (i) initiating, soliciting, proposing, knowingly encouraging or knowingly facilitating (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Sayona competing proposal or a Piedmont competing proposal, as the case may be, (ii) engaging in, continuing or otherwise participating in any discussions with any person with respect to or negotiations with any person with respect to, relating to, or in furtherance of a Sayona competing proposal or Piedmont competing proposal, as the case may be, or any inquiry, proposal or offer that would reasonably be expected to lead to a Sayona competing proposal or Piedmont competing proposal, as the case may be, (iii) furnishing any non-public information regarding Sayona or its subsidiaries or Piedmont or its subsidiaries, as the case may be, or access to the properties, assets or employees of Sayona or its subsidiaries or Piedmont or its subsidiaries, as the case may be, to any person in connection with or in response to any Sayona competing proposal or Piedmont competing proposal, as the case may be, or any inquiry, proposal or offer that would reasonably be expected to lead to a Sayona competing proposal or Piedmont competing proposal, as the case may be, (iv) approving or recommending, or proposing to approve or recommend, or executing or entering into any letter of intent or agreement in principle, or other agreement providing for a Sayona competing proposal or Piedmont competing proposal, as the case may be (other than certain confidentiality agreements entered into as permitted by the merger agreement), or (v) submitting any Sayona competing proposal or Piedmont competing proposal to the vote of Sayona shareholders or Piedmont stockholders, as the case may be. Piedmont may also be required to pay Sayona a termination fee of $2.62 million if the merger agreement is terminated under the circumstances specified in the merger agreement, and Sayona may be required to pay Piedmont a termination fee of $2.62 million if the merger agreement is terminated under the circumstances specified in the merger agreement.
These provisions might discourage a third party that has an interest in acquiring all or a significant part of either Piedmont or Sayona from considering or proposing an acquisition proposal, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Piedmont, or that party were prepared to enter into an agreement that may be more favorable to Sayona or its shareholders, in the case of Sayona. Furthermore, the termination fees described above may result in a potential competing acquiror proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by such party in certain circumstances.
The termination of the merger agreement could negatively impact Piedmont.
If the transaction is not completed for any reason, including as a result of Piedmont stockholders failing to approve the Piedmont merger proposal, the ongoing businesses of Piedmont may be adversely affected and, without realizing any of the anticipated benefits of having completed the transaction, Piedmont would be subject to a number of risks, including the following:
•	Piedmont may experience negative reactions from the financial markets, including a decline of its stock price (which may reflect a market assumption that the transaction will be completed);
•	Piedmont may experience negative reactions from the investment community, its customers, suppliers, distributors, regulators and employees and other partners in the business community;
•	Piedmont may be required to pay certain costs relating to the transaction, whether or not the transaction is completed; and
•
matters relating to the transaction will have required substantial commitments of time and resources by Piedmont management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Piedmont had the transaction not been contemplated.

If the merger agreement is terminated and the Piedmont board seeks another merger, business combination or other transaction, Piedmont stockholders cannot be certain that Piedmont will find a party willing to offer equivalent or more attractive consideration than the merger consideration Piedmont stockholders would receive from Sayona in the transaction. Piedmont may also be required to pay Sayona a termination fee of $2.62 million if the merger agreement is terminated under the circumstances specified in the merger agreement.
See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination” beginning on page 166 for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination fee may be payable by Piedmont.
Directors and executive officers of Piedmont have interests in the transaction that may differ from the interests of Piedmont stockholders generally, including, if the transaction is completed, the receipt of financial and other benefits.
In considering the recommendation of the Piedmont board, you should be aware that Piedmont’s directors and executive officers may have interests in the transaction that are different from, or in addition to, those of Piedmont stockholders generally. These interests may include, among others, the treatment of outstanding Piedmont equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Piedmont equity awards upon certain terminations of employment, and the combined company’s agreement to indemnify Piedmont directors and executive officers against certain claims and liabilities. These interests are described in more detail in the section of this proxy statement/prospectus entitled “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Merger” beginning on page 97.
Except in specified circumstances, if the transaction is not completed by September 30, 2025 either Piedmont or Sayona may choose not to proceed with the transaction.
Either Piedmont or Sayona may terminate the merger agreement if the transaction has not been completed by September 30, 2025. However, this right to terminate the merger agreement will not be available to Piedmont or Sayona if such party’s failure to fulfill any material covenant or agreement under the merger agreement has been the cause of, materially contributed to, or resulted in the failure of the transaction to be completed on or before such time. For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination” beginning on page 166.
Following the closing, there may be less publicly available information concerning Sayona than there is for issuers that are not foreign private issuers because, as a foreign private issuer, Sayona would be exempt from a number of rules under the U.S. Exchange Act and would be permitted to file less information with the SEC than issuers that are not foreign private issuers and Sayona, as a foreign private issuer, would be permitted to follow home country practice in lieu of certain listing requirements of the Nasdaq, subject to certain exceptions.
As a foreign private issuer under the U.S. Exchange Act, Sayona would be exempt from certain rules under the U.S. Exchange Act, and would not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, or to comply with Regulation Fair Disclosure under the U.S. Exchange Act (“Regulation FD”), which restricts the selective disclosure of material non-public information. In addition, Sayona would be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the U.S. Exchange Act. Further, the members of the Sayona board, officers and principal shareholders would be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Accordingly, following the closing, there may be less publicly available information concerning Sayona than there is for companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by Sayona in accordance with Australian law, which may differ in substance or timing from such disclosure requirements under the U.S. Exchange Act.
Further, as a foreign private issuer, Sayona would be subject to less stringent corporate governance requirements under Nasdaq rules. Subject to certain exceptions, the rules of the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the Nasdaq, including, for example, certain internal controls as well as certain board, committee and director independence requirements. Sayona would be required to disclose any significant way in which its corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standings in its annual report on Form 20-F filed with the SEC or on its website. Accordingly, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the Nasdaq corporate governance requirements.
Sayona could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of Sayona’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of Sayona’s directors or Executive KMP are U.S. citizens or residents; (ii) more than 50% of Sayona’s assets are located in the United States; or (iii) Sayona’s business is administered principally in the United States. If Sayona loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a United States domestic issuer. If this were to happen, Sayona would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Sayona’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
The Jumpstart Our Business Startups Act permits emerging growth companies (“EGC”) like Sayona to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs.
Sayona qualifies as an EGC. As such, Sayona expects to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in Sayona’s periodic reports and proxy statements. As a result, holders of Sayona ordinary shares and Sayona ADSs may not have access to certain information they deem important. Sayona will remain an EGC until the earliest of (a) the last day of the fiscal year (i) following the fifth anniversary of the closing of the merger, (ii) in which Sayona has total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which Sayona is deemed to be a large accelerated filer, which means the market value of Sayona ordinary shares and Sayona ADSs that are held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (b) the date on which Sayona has issued more than $1.0 billion in non-convertible debt during the prior three year period.
Sayona cannot predict if investors will find the Sayona ordinary shares or Sayona ADSs less attractive because Sayona will rely on these exemptions. If some investors find the Sayona ordinary shares or Sayona ADSs less attractive as a result, there may be a less active trading market for the Sayona ordinary shares or Sayona ADSs and their prices may be more volatile.
Sayona is a public limited company incorporated under the laws of Queensland, Australia. All of Sayona’s current directors are non-residents of the United States and substantially all of their assets may be located outside the United States. As a result, there may be additional complexities and practical challenges associated with enforcing civil liability provisions of the securities laws of the United States against Sayona’s officers and members of Sayona’s board of directors.
Sayona is a public limited company incorporated under the laws of Queensland, Australia. All of Sayona’s current directors are non-residents of the United States and substantially all of their assets may be located outside the United States. As a result, there may be additional complexities and practical challenges involved if you wish to:
•	commence proceedings in U.S. courts against Sayona’s current directors or Sayona, including effecting service of process;
•	enforce, in Australia, a U.S. court judgment obtained against Sayona’s current directors or Sayona in any action, including actions under the civil liability provisions of U.S. securities laws;
•
bring an original action in an Australian or other foreign court to establish any liability of Sayona’s current directors or Sayona based solely upon U.S. securities laws, noting that Australia has developed a different body of securities laws as compared to the United States; or

•
enforce, in the United States, judgments obtained against Sayona’s current directors or Sayona in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws.

Sayona has appointed Puglisi & Associates as its agent to receive service of process with respect to any action brought against Sayona under the federal securities laws of the United States.
Sales or resales of Sayona ordinary shares or Sayona ADSs, or the perception that such sales may occur, following the transaction may cause the market value of Sayona ordinary shares or Sayona ADSs to decline.
Pursuant to the Sayona equity raise, Sayona issued 1,250,000,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per Sayona ordinary share. In connection with the completion of the transaction, (i) Sayona expects to issue approximately [•] new Sayona ordinary shares (including Sayona ordinary shares underlying Sayona ADSs) as the merger consideration, (ii) certain Piedmont equity awards are required to be converted into equity awards of Sayona pursuant to the merger agreement and, (iii) in connection with the closing equity raise, Sayona expects to issue an additional 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share. The issuance of new Sayona ordinary shares (including those underlying Sayona ADSs) could have the effect of depressing the market price of Sayona ordinary shares. The increase in the number of Sayona ordinary shares and Sayona ADSs may lead to sales of such Sayona ordinary shares or Sayona ADSs or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Sayona ordinary shares and Sayona ADSs.
Further, as opportunities present themselves, Sayona may enter into financing or similar arrangements in the future, including the issuance of debt or equity securities. If Sayona issues Sayona ordinary shares, Sayona ADSs or securities convertible into Sayona ordinary shares, Sayona shareholders or Sayona ADS holders would experience additional dilution, and as a result, the price of Sayona ordinary shares and Sayona ADSs may decline.
An active trading market for Sayona ADSs may not develop, which would adversely affect the liquidity and price of Sayona ADSs.
No Sayona ADSs have been issued or listed on any U.S. stock exchange. Following the closing, even though Sayona expects to list the Sayona ADSs on the Nasdaq, an active trading market for the Sayona ADSs may never develop or, if developed, it may not be sustained. If an active public market for Sayona ADSs does not develop, the market price and liquidity of Sayona ADSs may be adversely affected. Sayona shareholders may be unable to sell their Sayona ADSs unless a market can be established and sustained.
After the completion of the transaction, the market price of the Sayona ADSs may not be identical, in terms of U.S. dollars, to the market price of Sayona ordinary shares; and exchange rate fluctuations may adversely affect the U.S. dollar value of Sayona ADSs and any dividends paid by Sayona.
Sayona ordinary shares are quoted in Australian dollars on the ASX and Sayona ADSs will be quoted in U.S. dollars on the Nasdaq. Dividends to be paid to holders of Sayona ADSs in respect of Sayona ordinary shares, if any, will be paid in U.S. dollars in accordance with the deposit agreement. Sayona’s historical financial statements included in this proxy statement/prospectus and any financial statements filed with the SEC in the future will be prepared in Australian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Australian dollar may affect, among other matters, the U.S. dollar value of the Sayona ADSs and of any dividends in respect thereof. While the market price of Sayona ADSs is expected to fluctuate according to the market price of Sayona ordinary shares and according to changes in the exchange rate between the U.S. dollar and the Australian dollar, there is no guarantee that this relationship will be observed at all times, or at any time. The market price of Sayona ADSs may differ from the market price of Sayona ordinary shares in U.S. dollar terms for a number of reasons, including the relative liquidity of Sayona ADSs and Sayona ordinary shares.
The Sayona ADSs and Sayona ordinary shares have different rights from the shares of Piedmont common stock and Piedmont CDIs.
Certain of the rights associated with Piedmont common stock and Piedmont CDIs are different from the rights associated with Sayona ordinary shares. For example, the laws of Australia, the jurisdiction in which Sayona is incorporated, and the Constitution of Sayona adopted by shareholders on November 28, 2024 (the “Constitution”), (a) do not afford appraisal rights to dissenting shareholders in the form typically available to stockholders of Delaware corporation and (b) provide a first lien to Sayona on each partly paid share for all unpaid calls and instalments due on that share and each share for any amounts the company is required by law to pay and has paid in respect of that share, such lien extending to all dividends payable on the share and the proceeds of sale of the share. See the section of this proxy statement/prospectus entitled “Comparison of Rights of Sayona Shareholders and Piedmont Stockholders” beginning on page 207 for a discussion of the different rights associated with Sayona ordinary shares and Piedmont common stock.
In addition, the rights of holders of Sayona ADSs will be governed by the Australian Corporations Act, the Constitution, the ASX Listing Rules and the deposit agreement, and are expected to be governed by Nasdaq listing rules. There are differences between the rights presently enjoyed by holders of Piedmont common stock and the rights to which the holders of Sayona ADSs will be entitled following the transaction. In some cases, the holders of Sayona ADSs may not be entitled to important rights to which they would have been entitled as holders of Piedmont common stock. The rights and terms of the Sayona ADSs are designed to replicate, to the extent reasonably practicable, the rights attaching to Sayona ordinary shares. However, because of aspects of Australian law, the Constitution and the terms of the deposit agreement, the rights of holders of Sayona ADSs will not be identical to and, in some respects, may be less favorable than, the rights of holders of Sayona ordinary shares.
For more information, see the sections of this proxy statement/prospectus entitled “Description of Sayona American Depositary Shares” beginning on page 198 and “Comparison of Rights of Sayona Shareholders and Piedmont Stockholders” beginning on page 207.
Recipients of Sayona ordinary shares or Sayona ADSs in the transaction are subject to dilution risk and will have a reduced ownership and voting interest in the combined company, as compared to their current ownership and voting interest in Piedmont, after the transaction.
Pursuant to the Sayona equity raise, Sayona issued 1,250,000,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per Sayona ordinary share. In connection with the completion of the transaction, (i) Sayona expects to issue approximately [•] new Sayona ordinary shares (including Sayona ordinary shares underlying Sayona ADSs) as the merger consideration, (ii) certain Piedmont equity awards are required to be converted into equity awards of Sayona pursuant to the merger agreement and, (iii) in connection with the closing equity raise, Sayona expects to issue an additional 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share. Immediately after the effective time of the merger, the pre-merger Sayona shareholders, on the one hand, and the pre-merger holders of eligible shares of Piedmont common stock and Piedmont CDIs, on the other hand, will each own collectively approximately 50% of the ordinary shares of Sayona on a fully diluted basis (including the Sayona ordinary shares underlying the Sayona ADSs). In addition, Sayona ordinary shares or Sayona ADSs may be issued from time to time following the effective time to holders of Piedmont equity awards on the terms set forth in the merger agreement. See the section of this proxy statement/prospectus entitled “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Merger” beginning on page 97 for a more detailed explanation.
Piedmont or Sayona may become the target of securities class actions, derivative lawsuits and other litigation which could result in substantial costs and may delay or prevent the transaction from being complete. Following the closing, the combined company may also be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
Securities class actions and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the transaction, then that injunction may delay or prevent the transaction from being completed.
The combined company may be exposed to increased litigation from holders of Sayona ADSs or Sayona ordinary shares, customers, suppliers, consumers and other third parties due to the combination of Sayona’s business and Piedmont’s business following the transaction. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

Prior to the completion of the transaction, Sayona and Piedmont (and with effect from the completion of the transaction, the combined company) may have difficulty attracting, motivating and retaining executives and other employees in light of the transaction.
Sayona’s success after the transaction will depend in part on its ability to retain key executives and other employees. Uncertainty about the effect of the transaction on Sayona and Piedmont employees may have an adverse effect on each of Sayona and Piedmont and consequently on the combined company. This uncertainty may impair, prior to the completion of the transaction, Sayona’s, Piedmont’s, and following the completion of the transaction, the combined company’s, ability to attract, retain and motivate personnel. Employee retention may be particularly challenging during the pendency of the transaction, as employees of Sayona and Piedmont may experience uncertainty about their future roles in the combined company.
Additionally, Piedmont’s officers and employees may hold shares of Piedmont common stock and/or certain equity awards, and, if the transaction is completed, these officers and employees may be entitled to the merger consideration in respect of such shares of Piedmont common stock and/or certain equity awards. Under agreements between Piedmont and certain of its employees, such employees could potentially resign from employment on or after the effective time, resulting in severance payments to such employees and accelerated vesting of their equity awards. These payments and accelerated vesting benefits, individually or in the aggregate, could make retention of Piedmont employees more difficult.
Furthermore, if employees of Sayona or Piedmont depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined company, Sayona may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant corporate knowledge, expertise and talent. As a result, the combined company’s ability to realize the anticipated benefits of the transaction may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain employees to the same extent that Piedmont or Sayona has been able to attract or retain employees in the past.
The financial forecasts are based on various assumptions that may not be realized.
The financial estimates set forth in the forecasts included under the section “The Merger—Certain Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Piedmont’s management when prepared and these estimates and assumptions are subject to uncertainties, many of which are beyond Piedmont’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from the estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
The financial estimates set forth in the forecasts included under the section “The Merger—Certain Unaudited Prospective Financial Information” were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Piedmont does not undertake any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. The prospective financial information included in this document has been prepared by, and is the responsibility of, Piedmont’s management. Neither PricewaterhouseCoopers LLP, Piedmont’s independent auditors, nor Deloitte & Touche LLP nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The reports of the independent registered public accounting firms incorporated by reference into this proxy statement/prospectus and the independent auditor included in this proxy statement/prospectus relate to the previously issued financial statements of either Piedmont or Sayona, respectively. Such reports do not extend to the prospective financial information and should not be read to do so.
See the section of this proxy statement/prospectus “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 92.
The combined company may incur additional costs as a result of being publicly traded in the U.S.
Sayona ordinary shares are publicly traded on the ASX; and, upon completion of the transaction, Sayona expects to list the Sayona ADSs on the Nasdaq in the U.S. As a result, Sayona may incur additional legal, accounting, insurance, and other expenses related to compliance with reporting requirements and certain other applicable requirements under U.S. law, as well as the listing rules of the Nasdaq. These expenses may increase to a greater extent when the combined company no longer qualifies as an EGC. The combined company’s management and other personnel may need to devote a substantial amount of time to these compliance initiatives, and, as a consequence, the combined company may need to add additional personnel and build its internal compliance infrastructure.
The combined company will need to have policies and procedures designed to provide reasonable assurance of its compliance with such requirements and listing rules. If, however, the combined company does not follow those procedures and policies, or they are not sufficient to prevent non-compliance, the combined company could be subject to liability, fines, and lawsuits. These requirements and listing rules are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. An investment by the combined company in resources to comply with evolving laws, regulations, rules and standards may result in increased administration and corporate overheads expenses and a diversion of management’s time and attention from growth and revenue-generating activities to compliance activities. If, notwithstanding the combined company’s efforts to comply with new laws, regulations, rules and standards, it fails to comply, regulatory or governing bodies may initiate legal proceedings against the combined company, and its business may be harmed.
U.S. holders may recognize gain (but not loss) for U.S. federal income tax purposes on the exchange of Piedmont common stock for Sayona securities pursuant to the merger.
Subject to the limitations and qualifications described in “The Merger—Material U.S. Federal Income Tax Considerations” below (including the discussion of Section 367(a) of the Code), it is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in which case a U.S. holder generally would recognize no gain or loss on the exchange of Piedmont common stock for Sayona securities. However, for the reasons described in “The Merger—Material U.S. Federal Income Tax Considerations” below, there is significant uncertainty concerning the U.S. federal income tax treatment of the exchange of Piedmont common stock for Sayona securities pursuant to the merger. Based on information available as of the date of this registration statement, it is currently expected that, even if the merger qualifies as a reorganization, the exchange of Piedmont common stock for Sayona securities pursuant to the merger will result in the recognition of gain (but not loss) for U.S. holders under Section 367(a) of the Code. U.S. holders are cautioned that the application of Section 367(a) of the Code to the merger is complex and depends on factors that cannot be determined until after the closing of the merger, as well as the interpretation of legal authorities, which are not entirely clear and subject to change. Additionally, there is limited guidance regarding the application of these requirements to facts similar to the merger. For a more complete discussion of the U.S. federal income tax considerations of the merger, including the application of Section 367(a) of the Code, see the section of this proxy statement/prospectus titled “The Merger—Material U.S. Federal Income Tax Considerations.”
Risks Related to Piedmont’s Business
You should read and consider the risk factors specific to Piedmont’s business and operations that will affect the combined company after completion of the transaction. These risks are described in Item 1A of Piedmont’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276 for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to Sayona’s Business
Business Risks
Sayona’s future performance is difficult to evaluate because Sayona has a limited operating history in the lithium industry.
Sayona began to implement its current business strategy in the lithium industry in 2016. Until the third quarter of 2023, Sayona had yet to realize any revenues from the sale of lithium, and Sayona’s operating cash flow needs have been financed primarily through issuances of common stock and not through cash flows derived from Sayona’s operations. As a result, Sayona has limited historical financial and operating information available to help you evaluate Sayona’s performance.
There is no guarantee that Sayona’s development of certain properties will result in the commercial extraction of mineral deposits.
Although certain of Sayona’s projects have achieved (including North American Lithium), or may achieve, production, Sayona remains engaged in the business of exploring and developing mineral properties with the intention of locating additional economic deposits of minerals at its exploration and development properties. Exploration and development of lithium resources are highly speculative in nature, and it is impossible to ensure that current and future exploration programs and/or feasibility studies on Sayona’s existing properties will establish reserves. Sayona has declared mineral reserves on its development stage properties; however, Sayona has yet to begin commercial extraction of minerals on these development stage properties. Accordingly, Sayona cannot assure you that it will realize profits in the medium to long term from its exploration and development activities. Further, Sayona cannot assure you that any of its development stage property interests can be commercially mined or that Sayona’s ongoing exploration programs will result in profitable commercial mining operations. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time, which may or may not be reduced or eliminated through a combination of careful evaluation, experience, and skilled management. While discovery of ore-bearing deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to construct mining and processing facilities and to establish additional reserves. The profitability of Sayona’s operations will be, in part, directly related to the cost and success of Sayona’s exploration and development programs, which may be affected by a number of factors. Additional expenditures are required to construct, complete, and install mining and processing facilities in those properties that are actually mined and developed.
Sayona’s exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries, or cash operating costs will, to a large extent, be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques as well as future feasibility studies. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly, Sayona’s financial condition, results of operations, and cash flows may be negatively affected.
Some of Sayona’s current or future exploration or development properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost.
Sayona cannot assure you that its exploration programs will identify economically extractable mineralization, nor can Sayona assure you about the quantity or grade of any mineralization Sayona seeks to extract. Sayona’s exploration prospects may not contain any reserves and any funds spent on evaluation and exploration may be lost. Even for the mineral reserves Sayona has reported for its properties, any quantity or grade of reserves Sayona indicates must be considered as estimates only until such reserves are actually mined. Sayona does not know with certainty that economically recoverable lithium exists on its exploration or development properties. In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of Sayona’s exploration or development properties.
Sayona’s mineral reserve and resource estimates may be imprecise.
Sayona’s mineral reserve figures are primarily estimates and are not guarantees that Sayona will recover the indicated quantities of these minerals. You are cautioned not to place undue reliance on estimates of reserves (or resource estimates or exploration targets). Reserves are estimates made by Sayona’s professional technical personnel of the amount of minerals that they believe could be economically and legally extracted or produced at the time of the reserve determination. No assurance can be given that the estimated amount of mineral or the indicated level of recovery of these minerals will be realized. Reserve and resource estimation is an interpretive process based upon available data and various assumptions. Sayona’s reserve and resource estimates may change. Reserves are valued based on estimates of costs and mineral prices, which may not be consistent among Sayona’s properties or across the industry. The estimated quantities and economic value of mineral reserves may be adversely affected by:
•	declines in the market price of lithium;
•	increased production or capital costs;
•	reduction in the grade or tonnage of the deposit;
•	decrease in throughput;
•	increase in the dilution of the ore;
•	future currency rates, inflation rates and applicable tax rates;
•	reduced lithium recovery; and
•	changes in environmental, permitting or other regulatory requirements.
Furthermore, short-term operating factors relating to Sayona’s mineral reserves, such as the need to sequentially develop orebodies and the processing of new or different ore grades, may adversely affect Sayona’s cash flow.
If the price of lithium declines substantially below the levels used to calculate reserves for an extended period, Sayona could experience:
•	delays in new project development;
•	net losses;
•	reduced cash flow;
•	reductions in reserve and resource values;
•	write-downs of asset values; and
•	mine closure.
Additionally, reserve estimates are subject to further development and preproduction drilling, resource estimates and exploration targets are subject to further exploration and development, and are, therefore, subject to considerable uncertainty. Sayona cannot be certain that any part or parts of resources or exploration targets will ever be confirmed or converted into reserves as defined by the SEC.
Sayona faces risks related to mining, exploration, mine construction, and plant construction, if any, on its properties.
Sayona’s level of profitability, if any, in future years will depend to a great degree on lithium prices and whether Sayona’s exploration-stage properties can be brought into production. Exploration and development of lithium resources are highly speculative in nature, and it is impossible to ensure that current and future exploration programs and/or feasibility studies on Sayona’s existing properties will establish reserves. Whether it will be economically feasible to extract lithium depends on a number of factors, including: the particular attributes of the deposit such as size, grade, and proximity to infrastructure; lithium prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations related to prices, taxes, royalties, land tenure, permitting, land use, importing and exporting materials, foreign exchange, environmental protection, local community issues, employment, unavailability of skilled labor, worker safety, transportation, and reclamation and closure obligations. Sayona could be adversely affected by a failure to complete its plant construction projects on time or on budget, and a substantial delay in the progress of construction due to adverse weather, work stoppages, shortages of materials, non-issuances of permits, nonperformance of suppliers or contractors, or other factors could result in a material increase in the overall cost of such projects. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Sayona receiving an inadequate return on invested capital. In addition, Sayona is subject to the risks normally encountered in the mining industry, such as:
•	the discovery of unusual or unexpected geological formations;
•	accidental fires, floods, earthquakes, severe weather, or other natural disasters;
•	unplanned power outages and water shortages;
•	construction delays and higher than expected capital costs due to, among other things, supply chain disruptions, higher transportation costs, and inflation;
•	controlling water and other similar mining hazards;
•	explosions and mechanical failure of equipment;
•	operating labor disruptions and labor disputes;
•	shortages in materials or equipment and energy and electrical power supply interruptions or rationing;
•	seismic activity;
•	the ability to obtain suitable or adequate machinery, equipment, or labor;
•	Sayona’s liability for pollution or other hazards; and
•	other unknown risks involved in the conduct of exploration and operation of mines.
The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which Sayona cannot insure or Sayona may elect not to insure. The potential costs, which could be associated with any liabilities not covered by insurance or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting Sayona’s future earnings, competitive position, and potentially Sayona’s financial viability.
Moreover, from time to time, Sayona’s tenements, or tenements Sayona has a legal or beneficial interest in, may be subject to access restrictions. These may relate to the freehold owner of the land on which the tenements are located, or the rights of indigenous people. In those circumstances, Sayona may have to resolve access arrangements under the relevant regime prior to entering upon the land to carry out activities or developing a mine on the tenements. Access arrangements may be subject to the provision of monetary compensation, compensation for damage to land and restoration of the land. There can be no guarantee that applications or access arrangements will be resolved in a timely fashion, in Sayona’s favor, or in a manner that is commercially viable for Sayona. Sayona’s inability to resolve access issues on satisfactory terms, may impact its operations, and particularly its exploration program. If access issues are not resolved satisfactorily, this may impact Sayona’s business, results of operations, and financial condition.
Lithium and lithium byproduct prices are subject to unpredictable fluctuations which may greatly affect the value of Sayona’s investment in its lithium assets and its ability to develop them successfully.
The prices of lithium and lithium byproducts may fluctuate widely and are affected by numerous factors beyond Sayona’s control, including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, imposition of tariffs or other duties, global and regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on the prices of lithium and lithium byproducts, and therefore the economic viability of any of Sayona’s exploration, development, and operational properties, cannot be accurately predicted and could have dramatic effects on the results of Sayona’s operations and Sayona’s ability to execute its business plan.
New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices. In recent years, new and existing competitors have increased the supply of lithium spodumene concentrate, lithium hydroxide and lithium carbonate, which has affected pricing. Further production increases could negatively affect prices. There is limited information on the status of new lithium hydroxide, lithium spodumene and lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, Sayona cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market lithium prices, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization Sayona discovers and reducing or eliminating any reserves Sayona identifies.
Sayona may not be able to effectively mitigate pricing risks for its products. Depressed pricing for Sayona’s products will negatively affect the level of revenues expected to be generated by Sayona, which, in turn, could affect Sayona’s value, share price and the potential value of Sayona’s assets. There can be no assurance that the price of lithium products will be such that it can be produced at a profit.
Sayona’s long-term success will depend ultimately on Sayona’s ability to continue to generate revenues, achieve and maintain profitability, and develop positive cash flows from Sayona’s mining activities.
Sayona’s ability to recover carrying values of Sayona’s assets, acquire additional lithium projects, and continue with exploration, development, commissioning, and mining, ultimately depends on Sayona’s ability to continue to generate revenues, achieve and maintain profitability, and generate positive cash flow from its operations. The economic viability of Sayona’s future mining activities has many risks and uncertainties including:
•	a significant, prolonged decrease in the market price of lithium;
•	difficulty in marketing and/or selling lithium;
•	significantly higher than expected capital costs to construct or expand Sayona’s mine or production facilities;
•	significantly higher than expected extraction costs;
•	significantly lower than expected lithium extraction;
•	significant delays, reductions, or stoppages of lithium extraction activities;
•	shortages of adequate and skilled labor or a significant increase in labor costs;
•	the introduction of significantly more stringent regulatory laws and regulations; and
•	delays in the availability of construction equipment.
Sayona is concurrently overseeing the advancement of several major lithium projects, including Authier Lithium and Moblan Lithium, which are in the development stage, and North American Lithium, which has been a producing project since March 2023. Work to advance these projects requires the dedication of considerable time and resources by Sayona and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains on managerial, human, and other resources. Sayona’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support Sayona’s growth and the advancement of both its operations and projects.
Sayona’s plan is to ultimately produce battery-grade lithium hydroxide from spodumene concentrate using a number of processes commonly used in the lithium industry today. Sayona may encounter difficulties or unforeseen expenditures in integrating new, unproven technologies.
It is common for a new mining operation to experience unexpected costs, problems, and delays during construction, commissioning, and mine start-up. Most mining projects suffer delays during these periods due to numerous factors, including the factors listed above. Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative impacts on Sayona’s financial position. There is no assurance that Sayona’s exploration and development projects will commence commercial production on schedule, or at all, or will result in profitable mining operations. If Sayona is unable to develop its projects into a commercial operating mine, its business and financial condition will be materially adversely affected. Moreover, even if the feasibility study continues to support a commercially viable project, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any delays in permitting or permitting changes, among other factors.
Sayona’s future mining activities may change as a result of any one or more of these risks and uncertainties. Sayona cannot assure you that any ore body from which it extracts mineralized materials will result in achieving and maintaining profitability and developing positive cash flows.
Sayona’s long-term success depends on its ability to enter into and deliver product under offtake and other sale agreements.
Sayona may encounter difficulty entering into or fulfilling offtake and other sale agreements for its product. Sayona may fail to deliver the product required by such agreements or may experience production costs in excess of the price to be paid to Sayona under such agreements. Failure to meet these specifications could result in price adjustments, the rejection of deliveries, or termination of the contracts. Sayona’s supply agreements contain force majeure provisions allowing temporary suspension of performance by Sayona or the customer during specified events beyond the control of the affected party. As a result of these issues, Sayona may not achieve the revenue or profit Sayona expects to achieve from its offtake and other sale agreements. As of the date of this proxy statement/prospectus, Sayona has entered into two long-term offtake agreements and one medium-term sales agreement for its lithium product.
On January 9, 2021, Sayona Québec entered into a spodumene concentrate purchase agreement with Piedmont Lithium Carolinas, Inc., an affiliate of Piedmont, to provide spodumene concentrate from North American Lithium in Québec. The agreement commits Sayona Québec to sell to Piedmont Lithium Carolinas, Inc. the greater of 50% of North American Lithium’s annual production or 113,000 dry metric tons (“dmt”) of spodumene concentrate. The term of the agreement relates to the life of mine of Sayona Québec’s open pit mine and concentrator located near Val-d’ Or, Québec, and pricing is determined by a market-based mechanism, subject to a guaranteed price minimum and guaranteed price maximum.
On October 15, 2021, 9450-5567 Quebec Inc., a wholly owned subsidiary of Sayona, entered into an offtake agreement with Lithium Royalty Corp. in respect of the Moblan Lithium project. The agreement commits 9450-5567 Quebec Inc. to sell to Lithium Royalty Corp. an amount of spodumene concentrate or lithium concentrate that is equal to 10% of 9450-5567 Quebec Inc.’s 60% interest in such concentrate produced from the Moblan Lithium project (relating to its 60% participating interest in the Moblan Lithium project). The term of the agreement relates to the life of mine of the Moblan Lithium project, and pricing is determined by a market-based mechanism.
On August 22, 2024 (effective as of June 21, 2024), Sayona and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide lithium spodumene concentrate from NAL in Québec. Pricing under the agreement is determined by a market-based mechanism.
Sayona’s business, results of operations, and financial condition may be materially and adversely affected if Sayona is unable to enter into similar agreements with other buyers, deliver the products required by such agreements, or incur costs in excess of the price set forth in such agreements.
Sayona depends, in part, on its ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit Sayona’s ability to meet its liquidity needs and long-term commitments, fund its ongoing operations, execute its business plan or pursue investments that Sayona may rely on for future growth.
Sayona has incurred, and may in the future incur, operating and investing net cash outflows, including those associated with maintaining and acquiring exploration properties, undertaking ongoing exploration activities, and the development, for example, of the Authier Lithium and Moblan Lithium projects. Sayona relies on access to capital markets as a source of funding, in addition to revenues generated from production at North American Lithium, for its capital and operating requirements. Sayona will require additional capital to meet its liquidity needs related to expenses for its various corporate activities, including costs related to its status as a publicly traded company, funding of its ongoing operations, exploring and defining lithium mineralization, and establishing any future mining operations. Sayona cannot assure you that such additional funding will be available to it on satisfactory terms, or at all.
To finance Sayona’s future ongoing operations and future capital needs, Sayona may require additional funds through the issuance of additional equity or debt securities. Under Australian law, Sayona does not have a limit on the authorized share capital that may be issued. Depending on the type and terms of any financing Sayona pursues, shareholders’ rights and the value of their investment in Sayona ordinary shares or Sayona ADSs could be reduced. Any additional equity financing will dilute shareholdings. If the issuance of new securities results in diminished rights to holders of Sayona ordinary shares or Sayona ADSs, the market price of Sayona ordinary shares or Sayona ADSs could be negatively impacted. For example, pursuant to the Sayona equity raise, Sayona issued 1,250,000,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per Sayona ordinary share. In connection with the completion of the transaction, (i) Sayona expects to issue approximately [•] new Sayona ordinary shares (including Sayona ordinary shares underlying Sayona ADSs) as the merger consideration, (ii) certain Piedmont equity awards are required to be converted into equity awards of Sayona pursuant to the merger agreement and, (iii) in connection with the closing equity raise, Sayona expects to issue an additional 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share.
New or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if Sayona issues secured debt securities, the holders of the secured debt would have a claim to Sayona’s assets that would be prior to the rights of Sayona shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact Sayona’s operating results.
If Sayona is unable to obtain additional financing, as needed, at competitive rates, its ability to fund its current operations and implement its business plan and strategy will be affected. These circumstances may require Sayona to reduce the scope of its operations and scale back its exploration, development and mining programs. There is, however, no guarantee that Sayona will be able to secure any additional funding or be able to secure funding to provide it with sufficient funds to meet its objectives, which may adversely affect Sayona’s business and financial position. Certain market disruptions may increase Sayona’s cost of borrowing or affect Sayona’s ability to access one or more financial markets. Such market disruptions could result from, but are not limited to:
•	adverse economic conditions;
•	adverse general capital market conditions;
•	poor performance and health of the lithium or mining industries in general;
•	bankruptcy or financial distress of unrelated lithium companies or marketers;
•	significant decrease in the demand for lithium products;
•	significant decrease in the price of lithium products;
•	the development of non-lithium battery technologies; or
•	adverse regulatory actions that affect Sayona’s exploration and construction plans or the use of lithium generally.
Sayona’s ability to manage growth will have an impact on its business, financial condition, and results of operations.
Future growth may place strains on Sayona’s financial, technical, operational, and administrative resources and cause Sayona to rely more on project partners and independent contractors, thus, potentially adversely affecting its financial position and results of operations. Sayona’s ability to grow will depend on a number of factors, including:
•	its ability to purchase, obtain leases on, or obtain options on properties;
•	its ability to identify and acquire new exploratory prospects;

•	its ability to develop existing prospects;
•	its ability to continue to retain and attract skilled personnel;
•	its ability to maintain or enter into new relationships with project partners and independent contractors;
•	the results of its exploration programs;
•	the market price for lithium products;
•	its ability to successfully complete construction projects on schedule, and within budget;
•	its access to capital; and
•	its ability to enter into agreements for the sale of lithium products.
Sayona may not be successful in upgrading its technical, operational, and administrative resources or increasing its internal resources sufficiently to provide certain services currently provided by third parties. Sayona’s inability to achieve or manage growth may materially and adversely affect Sayona’s business, results of operations, and financial condition.
Sayona may acquire additional businesses or assets, including as a result of the merger with Piedmont, form joint ventures, or make investments in other companies that may be unsuccessful and harm Sayona’s operating results and prospects.
As part of Sayona’s business strategy, Sayona may pursue additional acquisitions of or mergers with complementary businesses, including the merger with Piedmont, or assets or seek to enter into joint ventures. Sayona may pursue strategic alliances in an effort to leverage its existing operations and industry experience, increase its product offerings, expand its distribution, and make investments in other companies.
The success of any acquisitions, mergers, joint ventures, strategic alliances, or investments, including Sayona’s Authier Lithium, North American Lithium and Moblan Lithium investments, will depend on Sayona’s ability to identify, negotiate, complete and, in the case of mergers, including the merger with Piedmont, integrate those transactions and, if necessary, obtain satisfactory debt or equity financing to fund those transactions. Sayona may not realize the anticipated benefits of any acquisition, merger, including the merger with Piedmont, joint venture, strategic alliance or investment. Sayona may not be able to integrate acquired or merged businesses successfully into its existing business, maintain the key business relationships of businesses Sayona’s acquires or merges with, or retain key personnel of an acquired or merged business, in each case, including the merger with Piedmont. Sayona could assume unknown or contingent liabilities or incur unanticipated expenses. Integration of acquired or merged companies or businesses, including Piedmont, also may require management resources that otherwise would be available for ongoing development of Sayona’s existing business. Any acquisitions or mergers, including the merger with Piedmont, or investments made by Sayona could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm Sayona’s operating results. If Sayona chooses to issue equity as consideration for any acquisition or merger, including the merger with Piedmont, Sayona shareholders or Sayona ADS holders may experience dilution.
Sayona is dependent upon key management employees.
The responsibility of overseeing the day-to-day operations and the strategic management of Sayona’s business depends substantially on Sayona’s Executive KMP and other key personnel, including those with specialized technical skills, in Canada and Australia. Loss of any such personnel may have an adverse effect on Sayona’s performance. The success of Sayona’s operations will depend upon numerous factors, many of which, in part, are beyond Sayona’s control, including Sayona’s ability to attract and retain additional key personnel, including those with technical skills, across various operations within Sayona’s business. Certain areas in which Sayona operates, including Canada, are highly competitive and competition for qualified personnel is significant. Sayona may be unable to hire suitable field personnel for its technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. Sayona may not be successful in attracting and retaining the personnel required to grow and operate its business profitably.

Lawsuits may be filed against Sayona and an adverse ruling in any such lawsuit may adversely affect Sayona’s business, financial condition, or liquidity or the market price of Sayona ordinary shares or Sayona ADSs.
Sayona may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to personal injuries, property damage, property taxes, land rights, the environment, merger and acquisition activity (including the merger with Piedmont), capital raisings and contract disputes.
The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to Sayona and as a result, could have a material adverse effect on Sayona’s assets, liabilities, business, financial condition, results of operations or the market price of Sayona ordinary shares or Sayona ADSs. Even if Sayona prevails in any such legal proceeding, the proceedings could be costly, time-consuming, and may divert the attention of management and key personnel from Sayona’s business operations, which could adversely affect Sayona’s financial condition.
Sayona’s mining activities may be subject to royalty claims.
Many of the mining claims of which Sayona has an interest are subject to ongoing royalty obligations. The amount of the royalties payable in respect of a claim may have an impact on the economic viability of that claim, depending on various factors such as commodity prices and prevailing economic conditions. The amount of royalties payable may impact the profitability of Sayona and consequently impact on the value of Sayona’s ordinary shares or Sayona ADSs.
Sayona’s mineral properties may be subject to defects in title.
The ownership, interests in and title to mining claims and concessions are often uncertain and may be contested. We may not have, or may not be able to obtain, all necessary rights to explore and develop a property. Although we have taken reasonable measures to ensure proper title to Sayona’s properties, there is no guarantee that title to any of Sayona’s properties will not be challenged or impugned. Sayona’s mineral properties may be subject to prior unregistered agreements, transfers, or claims, and title may be affected by, among other things, undetected defects. We may incur significant costs related to defending the title to Sayona’s properties. A successful claim contesting Sayona’s title to a property may cause us to compensate other persons or perhaps reduce Sayona’s interest in the affected property or lose Sayona’s rights to explore and develop that property. This could result in Sayona not being compensated for its prior expenditures related to the property or to realize future gains from mining and selling those minerals. In any such case, the investigation and resolution of title issues would divert Sayona’s management’s time from ongoing exploration and, if warranted, development programs. Any impairment or defect in title could negatively affect us.
Sayona’s directors and officers may be in a position of conflict of interest.
Some of Sayona’s non-executive directors currently serve as directors of other companies involved in natural resource exploration, development, and production, and any of Sayona’s non-executive directors may serve in such positions in the future. As of the date of this proxy statement/prospectus, none of Sayona’s directors or officers serves as an officer or director of a lithium exploration, development, or producing company nor possess a conflict of interests with Sayona’s business, other than Mr. James Brown and Mr. Allan Buckler who both serve as directors of Morella Corporation Limited (ASX:1MC). However, there exists the possibility that they may be in a position of conflict of interest in the future. Any decision made by such persons involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, any such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material interest.
In order to manage Sayona’s growth effectively and support its future operations, Sayona expects to improve its financial and operations systems.
To manage Sayona’s growth and support its future operations, Sayona will periodically upgrade its operational and financial systems, processes and procedures. This requires management time and may result in significant expense. Sayona cannot be certain that it will institute in a timely or efficient manner, or at all, the improvements to its managerial, operational, governance, information and communication technology and financial systems and procedures necessary to support its anticipated increased levels of operations. Problems associated with, or disruptions resulting from, any improvement or expansion of Sayona’s operational and financial systems could adversely affect its relationships with suppliers and customers, inhibit Sayona’s ability to expand or take advantage of market opportunities, cause harm to Sayona’s reputation, result in errors in Sayona’s financial and other reporting, and adversely affect Sayona’s ability to maintain an effective internal control environment and meet Sayona’s governance and external reporting obligations, any of which could harm Sayona’s business and operating results and affect the price of Sayona ordinary shares or Sayona ADSs.
Sayona is dependent on a limited number of customers, which makes it vulnerable to the continued relationship with and financial health of those customers.
Three customers accounted for approximately 100% of Sayona’s sales during the fiscal year ended June 30, 2024. The company’s future prospects may depend on the continued business of a limited number of key customers and on Sayona’s continued status as a qualified supplier to such customers. The company cannot guarantee that these key customers will continue to buy products from Sayona at current levels. The loss of a key customer could have a material adverse effect on Sayona’s business, financial condition, and results of operations. See “—Sayona’s long-term success depends on Sayona’s ability to enter into and deliver product under offtake and other purchase agreements.”
Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of Sayona’s control may materially and adversely affect Sayona’s business or financial results.
If any of Sayona’s facilities or the facilities of Sayona’s suppliers, third-party service providers, or customers is affected by natural disasters, such as earthquakes, floods, fires, power shortages or outages, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict), or other events outside of Sayona’s control, Sayona’s operations or financial results could suffer. It is possible that these occurrences may impact Sayona’s operations even if they occur outside of the jurisdictions where Sayona operates. Sayona only has a limited ability to insure against these risks. Any of these events could materially and adversely impact Sayona in a number of ways, including through decreased production, increased costs, decreased demand for Sayona’s products due to reduced economic activity or other factors, or the failure by counterparties to perform under contracts or similar arrangements.
Unstable market, economic or geopolitical conditions may have serious adverse consequences on Sayona’s business and financial condition.
Global credit and financial markets have experienced extreme disruptions at various points over the last few decades, characterized by diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If another such disruption in credit and financial markets and deterioration of confidence in economic conditions occurs, Sayona’s business may be adversely affected. If the equity and credit markets were to deteriorate significantly in the future, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms, or to secure any such financing at all, could have a material adverse effect on Sayona’s growth strategy, financial performance, and share price and could require Sayona to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of Sayona’s service providers, manufacturers, or other partners would not survive or be able to meet their commitments to Sayona under such circumstances, which could directly affect Sayona’s ability to attain Sayona’s operating goals on schedule and on budget.
Furthermore, geopolitical instability and uncertainty, such as acts of terrorism, international hostilities, labor strikes, civil wars and geopolitical tensions, such as the ongoing conflicts between Russia and Ukraine, conflict in the Middle East, and increasing tensions between China and Taiwan, and government actions implemented as a result thereof, may negatively impact the global economy and Sayona’s operations, financial performance and financial position. These occurrences and conflicts have already resulted in and may continue to result in sanctions (including with respect to China), embargoes, regional instability, energy shortages, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, challenges to currency exchange rates and financial markets, and global shipping constraints, all of which may be detrimental to Sayona’s operations, financial performance and financial position. Sayona only has a limited ability to insure against these risks.
Sayona’s business is subject to cybersecurity risks.
Sayona’s operations depend on effective and secure information technology systems. Threats to information technology systems, such as cyberattacks and cyber incidents, continue to increase. Cybersecurity risks include, but are not limited to, malicious software, attempts to gain unauthorized access to Sayona’s data and the unauthorized release, corruption or loss of Sayona’s data and personal information, as well as interruptions in communication and operations.
It is possible that Sayona’s business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period of time. Sayona has not experienced a material breach of its information technologies. Nevertheless, Sayona continues to take steps to mitigate these risks by employing a variety of measures, including employee training, technical security controls, and maintenance of backup and protective systems. Despite these mitigation efforts, cybersecurity attacks and other threats exist and continue to increase, any of which could have a material adverse effect on Sayona’s business, results of operations, financial condition, and cash flows.
Breaches of Sayona’s security measures or the accidental loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential information about Sayona, its employees, its vendors, or its customers, could result in litigation, violations of various data privacy regulations in some jurisdictions, and could also potentially result in liability to Sayona. This could damage Sayona’s reputation, or otherwise harm its business, financial condition, or results of operations.
A change in tax laws in any country in which Sayona operates could result in higher tax expense.
Sayona conducts operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, Sayona is subject to changing tax laws, regulations and treaties in and between the countries in which it operates. Sayona’s income tax expense is based upon its interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, or in the valuation of its deferred tax assets, which is beyond its control, could result in a materially higher tax expense or a higher effective tax rate on its worldwide earnings.
A loss of a major tax dispute could result in higher taxes on its worldwide earnings, which could result in a significant negative impact on its earnings and cash flows.
Sayona’s tax returns are subject to review and examination. Sayona does not recognize the benefit of income tax positions it believes are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges Sayona’s tax positions, or if Sayona loses a material tax dispute in any country, its taxes on its worldwide earnings could increase substantially and its earnings and cash flows could be materially adversely affected.
Recent tariff announcements and other developments in international trade policies and regulations could adversely affect Sayona’s operations and outlook.
Sayona is a mining company incorporated and headquartered in Australia with operations in Canada and Australia and international customers. In addition, following the consummation of the merger, Sayona will acquire Piedmont’s customer base, which includes customers purchasing lithium spodumene concentrate in the U.S. As such, Sayona is and will be sensitive to changes in international trade policies and regulations.
On February 1, 2025, the U.S. President signed an executive order imposing 25% tariffs on most goods imported from Mexico and Canada, including lithium spodumene concentrate, and a 10% additional tariff on all goods from China, scheduled to take effect on February 4, 2025. On February 3, 2025, Canada announced the imposition of 25% tariffs on a range of U.S. products effective February 4, 2025. On February 3, 2025, the U.S. and Mexico, and the U.S. and Canada, announced delays in the imposition of U.S. tariffs involving those respective countries by one month. We are unable to predict the ultimate result or duration of any changes to tariffs imposed by the U.S. or any other country, or tariff countermeasures that may be taken by any country.
Imposition of tariffs or other trade barriers and changes in trading policies, potential retaliatory measures, or uncertainties in international trade policies and regulations may adversely impact Sayona’s operations, particularly given Sayona’s presence across multiple jurisdictions. Such tariffs, if applied to the lithium spodumene concentrate Sayona produces, or equipment Sayona may need to operate its business, could adversely affect Sayona’s revenues (including revenue generated from sales of Canadian lithium spodumene concentrate to the U.S.) and costs, the economics of Sayona’s projects and Sayona’s ability to develop those projects successfully. Recent tariff actions have resulted in market uncertainty and volatility. Continued market uncertainty or volatility, or any broader economic challenges resulting from adverse developments in internal trade policies, could adversely affect the price of Sayona ordinary shares and Sayona ADSs and Sayona’s ability to raise additional capital.
Regulatory and Industry Risks
Sayona will be required to obtain governmental licenses, permits, authorizations, concessions and other approvals in relevant jurisdictions, including Canada and Australia, in order to conduct development and mining operations, a process that is often costly and time-consuming. There is no certainty that all necessary permits and approvals for Sayona’s planned operations will be granted, maintained or renewed.
Sayona is required to obtain, maintain and renew governmental licenses, permits, authorizations, concessions and other approvals for its exploration and development activities in relevant jurisdictions, including Canada and Australia, and prior to mining any mineralization Sayona discovers, Sayona will be required to obtain additional governmental licenses, leases permits, authorizations, concessions and other approvals that Sayona does not currently possess. Such items are related to the laws and regulations that govern prospecting, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, surface rights, environmental protection, safety and other matters.
Obtaining, maintaining and renewing any of these items is a complex, time-consuming, and uncertain process involving numerous jurisdictions, public hearings, and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within Sayona’s control, including the interpretation of approval requirements administered by the applicable governmental authority.
Sayona may not be able to obtain, maintain or renew licenses, leases, permits, authorizations, concessions and other approvals that are necessary to conduct its planned operations, or Sayona may discover that the cost and time required to obtain, maintain or renew such licenses, permits, authorizations, concessions and other approvals exceeds its expectations. Any unexpected delays, costs or conditions associated with the governmental approval process could delay Sayona’s planned exploration, development, and mining operations, which in turn could materially adversely affect Sayona’s prospects, revenues, and profitability. In addition, Sayona’s prospects may be adversely affected by the revocation or suspension of licenses, permits, authorizations, concessions and other approvals or by changes in the scope or conditions to use of any licenses, permits, authorizations, concessions and other approvals obtained.
Additionally, new laws or regulations may be enacted, or existing laws and regulations could be applied in a manner, which could limit or curtail Sayona’s activities. The ultimate development or operation of Sayona’s assets may also be negatively impacted. Any inability to conduct Sayona’s mining operations or development activities pursuant to applicable required authorizations could materially reduce Sayona’s production and cash flow.
Private parties, such as environmental activist organizations or local community groups, frequently attempt to intervene in the permitting process to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs, cause delays in the permitting process, and could cause Sayona to not proceed with the development or operation of a property. Sayona’s ability to successfully obtain key permits and approvals to explore for, develop, operate, and expand operations will likely depend on its ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Sayona’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with Sayona’s activities.
Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.
Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development, and land reclamation/rehabilitation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors, and employees. In connection with Sayona’s current exploration, development or production activities or in connection with Sayona’s prior mining operations, Sayona may incur environmental costs that could have a material adverse effect on the financial condition and results of Sayona’s operations. Any failure to remedy an environmental problem could require Sayona to suspend operations or enter into interim compliance measures pending completion of the required remedy.
Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health, and safety impacts of prior and current operations, including operations conducted by other mining companies many years ago at sites located on properties that Sayona currently owns or formerly owned. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties, and other civil and criminal sanctions as well as reputational harm, including damage to Sayona’s relationships with customers, suppliers, investors, governments, or other stakeholders. Such laws, regulations, enforcement, or private claims may have a material adverse effect on Sayona’s financial condition, results of operations, or cash flows.
Changes in technology or other developments could adversely affect demand for lithium compounds or result in preferences for substitute products.
Lithium and its derivatives are preferred raw materials for certain industrial applications, such as rechargeable batteries. For example, current and future high energy density batteries for use in electric vehicles will rely on lithium compounds as a critical input. The pace of advancements in current battery technologies, development and adoption of new battery technologies that rely on inputs other than lithium compounds, or a delay in the development and adoption of future high nickel battery technologies that utilize lithium hydroxide could significantly impact Sayona’s prospects and future revenues. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging, and less expensive, some of which could be less reliant on lithium hydroxide or other lithium compounds. Some of these technologies, such as commercialized battery technologies that use no, or significantly less, lithium compounds, could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles, and other applications. Sayona cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to industrial applications dependent on lithium compounds may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization Sayona discovers and reducing or eliminating any reserves Sayona identifies.
Sayona’s growth depends upon the continued growth in demand for electric vehicles with high-performance lithium compounds.
Sayona is one of a number of producers of performance lithium compounds that are a critical input in current and next-generation, high energy density batteries used in electric vehicle applications. Sayona’s growth is dependent upon the continued adoption of electric vehicles by consumers. If the market for electric vehicles does not develop as Sayona expects, or develops more slowly than Sayona expects, Sayona’s business, prospects, financial condition, and results of operations will be affected. The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:
•	government regulations and automakers’ responses to these regulations;
•	tax and economic incentives;
•	rates of consumer adoption, which is driven in part by perceptions about electric vehicle features (including range per charge), quality, safety, performance, cost, and charging infrastructure;
•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles, and high fuel-economy internal combustion engine vehicles;
•	volatility in the cost of battery materials, oil, and gasoline;
•	rates of customer adoption of higher performance lithium compounds; and
•	rates of development and adoption of next-generation, high-nickel battery technologies.

Climate change and changes in climate change regulations could have a material adverse impact on Sayona’s operations.
Climate change could have an adverse impact on Sayona’s operations. The potential physical impacts of climate change on Sayona’s operations are highly uncertain and would be particular to the circumstances affecting each of Sayona’s projects. These may include changing average temperatures, changes in rainfall, snow and storm patterns and intensities, water shortages, changing sea levels and other severe weather events. These changes in climate could have a material adverse impact on the cost of development or production for Sayona’s projects and adversely affect its operations and financial performance.
Regulations and pending legislation governing issues involving climate change and climate change reporting could result in increased operating costs, which could have a material adverse effect on Sayona’s business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on Sayona and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact Sayona’s ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance, and uncertainty around the impact of climate change and how it should be dealt with, Sayona cannot predict how legislation and regulation will affect its operating performance, ability to compete, and financial condition. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the potential impacts of climate change as it relates Sayona or other companies in the natural resources industry could harm Sayona’s reputation.
Mining operations face substantial regulation of health and safety.
Mining operations are subject to extensive and complex laws and regulations governing worker health and safety and failure to comply with applicable legal requirements can result in substantial penalties and may adversely impact Sayona’s operations, reputation, financial performance and financial position. Regardless of how carefully Sayona undertakes it operations, mining and exploration operations carry an inherent risk of liability and, as such, these risks cannot be eliminated. Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, lead to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on Sayona’s results of operations and financial position.
In addition to potential government restrictions and regulatory fines, penalties or sanctions, Sayona’s ability to operate (including the effect of any impact on its workforce) and thus, Sayona’s results of operations and its financial position (including because of potential related fines and sanctions), could be adversely affected by accidents, injuries, fatalities or events detrimental (or perceived to be detrimental) to the health and safety of Sayona’s employees, the environment or the communities in which Sayona operates.
Sayona’s international operations are subject to additional inherent risks.
Sayona currently has operations in Australia and Canada and expects to continue to conduct operations there and possibly other international locations in the future. Because Sayona conducts operations internationally, Sayona’s operations are governed by and involve interaction with many levels of government across various jurisdictions, including in Australia and Canada, and Sayona is subject to political, social, legal and economic risks such as:
•	a change in federal or provincial governments or change in government policies;
•	the effects of local political, labor and economic developments and unrest;
•	significant or abrupt changes in the applicable regulatory or legal climate;
•	significant changes to regulations or laws or the interpretation or enforcement of them;
•	exchange controls and export restrictions;
•	expropriation or nationalization of assets with inadequate compensation;
•	unfavorable currency fluctuations, particularly in the exchange rate between the Australian dollar and the Canadian dollar;

•	repatriation restrictions;
•	invalidation and unavailability of governmental orders, permits or agreements;
•	property ownership disputes;
•	renegotiation or nullification of existing concessions, licenses, permits and contracts;
•	criminal activity, corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security;
•	failure to maintain compliance with corruption, bribery and transparency statutes;
•	disadvantages of competing against companies from countries that are not subject to Australian laws and regulations;
•	fuel or other commodity shortages;
•	illegal mining;
•	laws or policies of Australia and other countries affecting trade, investment and taxation;
•	opposition to Sayona’s presence, operations, properties or plans by governmental or non-governmental organizations or civic groups;
•	civil disturbances, war and terrorist actions; and
•	seizures of assets.
Although Sayona has established formal policies and procedures for preventing violations of and monitoring compliance with the various laws and regulations to which it is subject, the occurrence of any one or combination of the above events, many of which are beyond Sayona’s control, could expose Sayona, its directors and its senior management to civil or criminal liability or other sanctions. This could have a material adverse effect on Sayona’s reputation, business and financial performance. In the case of an alleged violation of the applicable anti-corruption legislation, an investigation may be expensive and require significant time and attention from Sayona’s senior management and may adversely affect Sayona’s reputation.
Sayona’s operations and properties expose it to native title and political risks.
Sayona’s financial performance, operations, share price and profitability may be adversely affected due to circumstances in the countries where Sayona operates, particularly in Canada. Changes in political, regulatory, or fiscal frameworks in these countries could adversely impact Sayona’s financial performance, operations, share price and profitability.
In particular, Sayona’s properties in Canada may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups (which are generally referred to as “First Nations”). Sayona has mining projects in Québec that are or may be in areas with a First Nations presence. The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada. Intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities are evolving. It is Sayona’s practice to work closely with and consult with First Nations in areas in which Sayona’s projects are located or which could be impacted by Sayona’s activities. However, there is no assurance that relationships with such groups will be positive. Accordingly, it is possible that Sayona’s permitting activities, profitable production, exploration or development activities on Sayona’s Canadian properties could be delayed, interrupted or otherwise adversely affected in the future by political uncertainty, native land claims entitlements, expropriations of property, financial arrangements, changes in applicable law, governmental policies and policies of relevant interest groups, including those of First Nations. Any changes in law or relations or shifts in political conditions may be beyond Sayona’s control, or Sayona may enter into agreements with First Nations, all of which may adversely affect Sayona’s business and operations and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue Sayona’s mineral production, exploration or development activities in the applicable area, any of which could have an adverse effect on Sayona’s financial condition and results of operations.

Certain of Sayona’s mines and exploration properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance, and such claims may affect Sayona’s current and future operations.
Sayona operates in jurisdictions that are governed by native title and heritage legislation, including in Australia and Canada. Native title and heritage legislation may affect Sayona’s ability to gain access to prospective exploration areas or obtain required permits and licenses. Sayona may, from time to time, be required to negotiate with Indigenous landowners and First Nations peoples for access and other rights required in order to mine on particular properties. There may be significant delays and costs associated with these negotiations in order to reach an agreement acceptable to all relevant parties. This may delay or halt Sayona’s operations and development activities in certain areas and affect its financial results accordingly.
Indigenous interests and rights as well as related consultation issues may impact Sayona’s ability to pursue exploration, development and mining at certain of Sayona’s properties in Québec and Western Australia. There is no assurance that claims or other assertion of rights by tribal communities and stakeholders or consultation issues will not arise on or with respect to Sayona’s properties or activities. These could result in significant costs and delays or materially restrict Sayona’s activities. Opposition by indigenous landowners/tribal communities and stakeholders to Sayona’s presence, operations or development on land subject to their traditional territory or title claims or in areas of cultural significance could negatively impact Sayona in terms of permitting delay, public perception, costly legal proceedings, potential blockades or other interference by third parties in Sayona’s operations, or court-ordered relief impacting Sayona’s operations. In addition, Sayona may be required to, or may voluntarily, enter into certain agreements with such tribal communities in order to facilitate development of Sayona’s properties, which could reduce the expected earnings or income from any future production.
Sayona’s operations and supply chain are exposed to human rights issues, including modern slavery, which have the potential to adversely impact Sayona’s business and reputation.
Based on the products in Sayona’s supply chain and the services it procures, Sayona’s operations and supply chain are exposed to human rights issues, including modern slavery. Modern slavery can occur in all industries and sectors, but some products and services are associated with higher incidences of modern slavery. For instance, products in Sayona’s supply chain, including materials, chemicals, textiles and technology, are considered to be at a higher risk of being impacted by modern slavery. Additionally, certain services Sayona procures, including those associated with construction, cleaning and laundry services, logistics and transportation services (including trucking, maritime freight and storage), are also at a higher risk of being impacted by modern slavery. Any indication, real or perceived, that Sayona has contributed to or is linked in any way to human rights issues like modern slavery could have an adverse impact on Sayona’s business and reputation.
Sayona’s insurance may not fully cover all of its potential risk exposure, which may have a material adverse impact on the operations, financial performance and financial position of Sayona.
To the extent commercially available, Sayona maintains insurance to protect against certain risks in such amounts and scope as the Sayona board and Sayona’s management determine is appropriate. However, no assurance can be made that Sayona will be able to obtain or maintain insurance coverage at reasonable rates, or at all.
Additionally, Sayona’s insurance policies may not be sufficient to cover all of the potential risks associated with Sayona’s operations. Any coverage Sayona obtains may not be adequate and may not cover all risks or claims on acceptable terms. Sayona is unable to control whether any insurance coverage or policy ultimately mitigates a claim made. Losses, liabilities and delays arising from uninsured or underinsured events could have a material adverse impact on the operations, financial performance and financial position of Sayona.
Risks Related to an Investment in Sayona Ordinary Shares or Sayona ADSs
The market price and trading volume of Sayona ordinary shares has been and may continue to be volatile; the market price and trading volume of the Sayona ADSs may be volatile; and both securities may be affected by economic conditions beyond Sayona’s control, including commodity prices (including for spodumene concentrate).
The market price of Sayona ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. The market price for Sayona ADSs may also be highly volatile and subject to wide fluctuations. For instance, from July 1, 2023, through December 31, 2024, the closing price of Sayona ordinary shares on the ASX ranged from as high as AU$0.19 to as low as AU$0.022. In addition, the trading volume of Sayona ordinary shares and Sayona ADSs may fluctuate and cause significant price variations to occur. If the market price of Sayona ordinary shares or Sayona ADSs declines significantly, you may be unable to resell your Sayona ordinary shares or Sayona ADSs at or above the value of the merger consideration when received, if at all. Sayona cannot assure you that the market price of Sayona ordinary shares or Sayona ADSs will not fluctuate or significantly decline in the future.
Some specific factors that could negatively affect the price of Sayona ordinary shares or Sayona ADSs or result in fluctuations in the price and trading volume include:
•	actual or expected fluctuations in Sayona’s prospects or operating results;
•	exchange rate fluctuations, in particular between the Australian dollar and the U.S. dollar;
•	changes in the demand for, or market price of lithium or lithium-ion batteries;
•	additions to or departures of Sayona’s Executive KMP;
•	changes or proposed changes in laws and regulations;
•	changes in trading volume of Sayona ordinary shares on the ASX or Sayona ADSs on the Nasdaq;
•	sales or perceived potential sales of Sayona ordinary shares or Sayona ADSs by Sayona, Sayona’s directors, Sayona’s Executive KMP, or Sayona shareholders in the future;
•	announcement or expectation of additional financing efforts;
•
conditions in the financial markets or changes in general economic and political conditions and events, including repercussions from the war in Ukraine, the escalating conflict in the Middle East and tensions between China and Taiwan;

•	market conditions or investor sentiment in the broader stock market, or in Sayona’s industry in particular;
•	action by Sayona’s competitors;
•	issuance of new or changed securities analysts’ reports or recommendations;
•	litigation and governmental investigations;
•	change in commodity prices (including for spodumene concentrate); and
•	changes in investor perception of Sayona’s market position based on third-party information.
When the market price of a stock is volatile, certain holders of that stock may institute securities class action litigation against the company that issued the stock. If any Sayona shareholders or Sayona ADS holders brought a lawsuit against Sayona, Sayona could incur substantial costs defending the lawsuit or any future securities class litigation that may be brought against Sayona.
The Constitution and other Australian laws and regulations applicable to Sayona may affect Sayona’s ability to take certain actions.
As an Australian public company, Sayona is subject to different organizational requirements than a corporation incorporated under the laws of Delaware. The Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are distinct to Australian companies, such as Sayona. These requirements may limit Sayona’s ability to take certain actions, including provisions that:
•	specify that general meetings of Sayona’s shareholders can be called only by the Sayona board or otherwise by shareholders in accordance with the Australian Corporations Act;
•
allow the directors to appoint a person either as an additional director or as a director to fill a casual vacancy (i.e., a vacancy that does not arise due to retirement of a director by rotation) until the next occurring annual general meeting of shareholders; and

•	allow the business and affairs of the company to be managed by, or under the direction of, the directors.
Sayona is also subject to Australian laws governing a change of control or changes in management. For example, the Australian Corporations Act includes provisions that:
•	require that shareholder approvals be effected at a duly called general meeting (including the annual general meeting) and not by written consent;

•	permit shareholders to requisition a general meeting only on request of shareholders with at least 5% of the votes that may be cast at the meeting; and
•	require the approval of shareholders with at least 75% of the votes cast by members entitled to vote on the resolution to amend the provisions of the Constitution.
In addition, Sayona is also subject to Australia’s takeovers laws. Australia has a peer review body that operates as the primary forum for the resolution of takeover disputes in Australia (the “Takeovers Panel”). ASIC is the main body responsible for regulating and enforcing Australia’s takeovers laws and has the power to refer matters to the Takeovers Panel. Australia’s takeovers laws regulate both Australian entities listed on a prescribed financial market operated in Australia and Australian companies that have more than 50 registered members. For so long as Sayona meets this criteria, it will be subject to the rules and restrictions applying under Australia’s takeovers laws.
Australian takeovers laws prohibit a person acquiring a relevant interest in the voting shares of Sayona, where, as a result of the acquisition, a person’s voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%, subject to certain exceptions.
See the section of this proxy statement/prospectus entitled “Comparison of Rights of Sayona Shareholders and Piedmont Stockholders” beginning on page 207 for further details.
Sayona does not anticipate paying dividends in the foreseeable future.
Sayona has never declared any dividends and does not anticipate that it will do so in the foreseeable future. Sayona currently intends to retain future earnings, if any, to finance the development of its business. As a result, a return on your investment will only occur if the Sayona ordinary share or Sayona ADS price, as applicable, appreciates. Sayona cannot assure you that Sayona ordinary shares or Sayona ADSs will appreciate in value or even maintain the value of the merger consideration when received. You may not realize a return on your investment in Sayona ordinary shares or Sayona ADSs, and you may even lose your entire investment in Sayona ordinary shares or Sayona ADSs. Therefore, you should not rely on an investment in Sayona ordinary shares or Sayona ADSs as a source for any future dividend income.
If securities or industry analysts do not publish research reports about Sayona’s business, or if they issue an adverse opinion about Sayona’s business, the market price and trading volume of Sayona ordinary shares or Sayona ADSs could decline.
The trading market for Sayona ordinary shares and Sayona ADSs will be influenced by the research and reports that securities or industry analysts publish about Sayona and its business. Securities and industry analysts may discontinue research on Sayona, to the extent such coverage currently exists, or in other cases, may never publish research on Sayona. If no, or too few, securities or industry analysts commence coverage of Sayona, the trading price for Sayona ordinary shares and Sayona ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Sayona downgrade Sayona ordinary shares or Sayona ADSs or publish inaccurate or unfavorable research about Sayona’s business, the market price of Sayona ordinary shares and Sayona ADSs would likely decline. If one or more of these analysts cease coverage of Sayona or fail to publish reports on Sayona regularly, demand for Sayona ordinary shares and Sayona ADSs could decrease, which might cause Sayona’s price and trading volume to decline.
Sayona ordinary shares are subject to Australian insolvency laws which are substantially different from U.S. insolvency laws and may offer less protections to holders of Sayona ordinary shares (including those underlying Sayona ADSs) compared to U.S. insolvency laws.
As a company incorporated under the laws of Queensland, Australia, Sayona is subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which Sayona conducts business or has assets. These laws may apply where any insolvency proceedings or procedures are to be initiated against Sayona. Australian insolvency laws may offer Sayona shareholders or Sayona ADS holders less protection than they would have had under U.S. insolvency laws and it may be more difficult (or even impossible) for shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements as that term is defined in Section 27A of the U.S. Securities Act, and Section 21E of the U.S. Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Sayona and Piedmont can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include:
•	a condition to the closing of the transaction may not be satisfied;
•	the occurrence of any event that can give rise to termination of the transaction;
•	Sayona may be unable to achieve the synergies and value creation contemplated by the transaction;
•	the closing equity raise may not be completed;
•	Sayona may be unable to promptly and effectively integrate Piedmont’s businesses;
•	management’s time and attention may be diverted on transaction related issues;
•	disruption from the transaction may make it more difficult to maintain business, contractual and operational relationships;
•	the credit ratings of Sayona may decline following the transaction;
•	legal proceedings may be instituted against Piedmont or Sayona;
•	Piedmont or Sayona may be unable to retain or hire key personnel;
•	the announcement or the consummation of the proposed merger may have a negative effect on the market price of the capital stock of Piedmont or Sayona or on Piedmont’s or Sayona’s operating results;
•	evolving legal, regulatory and tax regimes;
•
changes in economic, financial, political and regulatory conditions, in Australia, Canada, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, such as natural and man-made disasters, civil unrest, pandemics, the ongoing conflict in Ukraine and the Middle East and subsequent institution and extension of sanctions against various organizations, companies and individuals related thereto, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S., Canadian or Australian administration;

•
the ability of Sayona or Piedmont to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, fire, earthquake, terrorist attack, war, conflict (e.g., the Ukraine conflict and the conflict in the Middle East), pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event;

•	actions by third parties, including government agencies;
•	the risk that disruptions from the transaction will harm Sayona’s or Piedmont’s business, including current plans and operations;
•	certain restrictions during the pendency of the merger that may impact Sayona’s or Piedmont’s ability to pursue certain business opportunities or strategic transactions;
•	Sayona’s or Piedmont’s ability to meet expectations regarding the accounting and tax treatments of the transaction;

•	risks relating to Sayona becoming subject to, and complying with, U.S. regulations, which are different from the regulations to which Sayona is currently subject;
•	the ability of Sayona, as a foreign private issuer, to file less information with the SEC than issuers that are not foreign private issuers;
•	the possibility that holders of Sayona ADSs in the U.S. may not be able to enforce civil liabilities against Sayona, Sayona officers and members of the Sayona board;
•	limited recourse for holders of Sayona ADSs if Sayona or the depositary bank fails to meet its obligations under the deposit agreement;
•	fluctuations in currency exchange rates;
•	the risks and uncertainties discussed in the “Risk Factors” section of this proxy statement/prospectus beginning on page 32;
•	the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Piedmont’s reports filed with the SEC; and
•	other statements contained in this proxy statement/prospectus regarding matters that are not historical facts.
These risks, as well as other risks associated with the transaction, are more fully discussed in this proxy statement/prospectus and the documents incorporated by reference herein. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Sayona and Piedmont caution you not to place undue reliance on any forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, Sayona’s and Piedmont’s actual results of operations, financial condition and liquidity, and the development of the projects which Sayona and Piedmont operate, may differ materially from those made in or suggested by the forward-looking statements contained in this proxy statement/prospectus and the documents incorporated by reference herein. Except as required by law, neither Sayona nor Piedmont assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.
The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the Sayona consolidated financial statements and Piedmont consolidated financial statements, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the transaction. In addition, the unaudited pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the transaction. Accordingly, the historical and unaudited pro forma combined financial information included in this proxy statement/prospectus does not necessarily represent the combined company’s results of operations and financial condition had Piedmont and Sayona operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition following completion of the transaction. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties that may be encountered by recently combined companies.
For additional information about factors that could cause Sayona’s and Piedmont’s results to differ materially from those described in the forward-looking statements, please see the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 32, as well as in the reports that Piedmont has filed with the SEC described in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.
All written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Sayona, Piedmont or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

COMPARATIVE PER SHARE MARKET PRICE
Sayona ordinary shares have a primary listing on the ASX under the trading symbol “SYA” and a secondary listing on the OTCQB Venture Market in the United States under the symbol “SYAXF.” Piedmont common stock is listed on the Nasdaq under the trading symbol “PLL.” Piedmont CDIs are listed on the ASX under the trading symbol “PLL.”
The following table presents the closing prices for Sayona ordinary shares on the ASX, Piedmont common stock on the Nasdaq, and Piedmont CDI on the ASX on November 18, 2024, the last trading day before the public announcement of the execution of the merger agreement. The table also shows the implied value of (1) the merger consideration payable for each share of Piedmont common stock not represented by Piedmont CDIs, calculated by multiplying (A) the closing price of a Sayona ordinary share as of November 18, 2024 by (B) 527, the exchange ratio, and (2) the merger consideration payable for each Piedmont CDI, calculated by multiplying (A) the closing price of a Piedmont CDI as of November 18, 2024 by (B) 5.27 (the product of (I) the ratio of one-hundredth of a share of Piedmont common stock to one CHESS depository interests and (II) 527, the exchange ratio). In calculating the implied value of the merger consideration, amounts in Australian Dollars have been translated into U.S. Dollars at a rate of $0.6508 per AU$1, the spot exchange rate on November 18, 2024 reported by Bloomberg, L.P.

	Sayona Ordinary Shares	Piedmont Common Stock	Piedmont CDI	Implied Per Share Value of Merger Consideration to holders of Piedmont common stock	Implied Per CDI Value of Merger Consideration to holders of Piedmont CDIs
November 18, 2024	AU$0.038	$12.25	AU$0.19	$13.03	$0.13

The market prices of Sayona ordinary shares, shares of Piedmont common stock, Piedmont CDIs and the Australian Dollar-U.S. Dollar exchange rate have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Piedmont special meeting and completion of the transaction, and the market price of Sayona ordinary shares and the Australian Dollar-U.S. Dollar exchange rate will continue to fluctuate after completion of the transaction. No assurance can be given concerning the market prices of Sayona ordinary shares, shares of Piedmont common stock, Piedmont CDIs and the Australian Dollar-U.S. Dollar exchange rate before completion of the transaction, or Sayona ordinary shares, Sayona ADSs and the Australian Dollar-U.S. Dollar exchange rate after completion of the transaction. The exchange ratio is fixed in the merger agreement, but the market price of the Sayona ordinary shares (and therefore the value of the merger consideration when received by Piedmont stockholders) upon completion of the transaction could be greater than, less than or the same as shown in the table above. Accordingly, Piedmont stockholders are advised to obtain current market quotations for Sayona ordinary shares, shares of Piedmont common stock and Piedmont CDIs when considering whether to vote for adoption and approval of the merger agreement.

SPECIAL MEETING OF THE STOCKHOLDERS OF PIEDMONT
Date, Time and Place of the Piedmont Special Meeting
You may attend the Piedmont special meeting via a live interactive webcast on [   ], 2025, at [   ], Eastern Time, by visiting the following website: [   ], enter the 16-digit control number found on your proxy card or voting instruction form and follow the instructions on the website. If your shares are held in street name and your voting instruction form or voting instruction form indicates that you may vote those shares through www.proxyvote.com, then you may access, participate in and vote at the Piedmont special meeting with the 16-digit access code indicated on that voting instruction form or voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the Piedmont special meeting) and obtain a “legal proxy” in order to be able to attend, participate in or vote at the Piedmont special meeting.
Separately, Piedmont CDI holders are entitled to receive notice of, and attend as guests (but not vote at), the Piedmont special meeting and may instruct the CDI Depositary to vote the shares underlying their Piedmont CDIs by following the instructions on the Piedmont CDI voting instruction form. The CDI Depositary will vote the applicable shares on behalf of each applicable Piedmont CDI holder at the Piedmont special meeting, in accordance with the instructions received via the Piedmont CDI voting instruction form. If you are a Piedmont CDI holder, your vote must be received no later than [5:00] p.m., Eastern Time, on [  ], 2025 (being [7:00 a.m.], Australian Eastern Standard Time, on [  ], 2025).
Matters to Be Considered at the Piedmont Special Meeting
The purposes of the Piedmont special meeting are as follows, each as further described in this proxy statement/prospectus:
•	Proposal 1: The Piedmont merger proposal: To consider and vote on the proposal to adopt and approve the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;
•
Proposal 2: The advisory compensation proposal: To consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable by Piedmont to its named executive officers in connection with the merger; and

•
Proposal 3: The adjournment proposal: To consider and vote on any proposal to postpone or adjourn the Piedmont special meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to adopt and approve the merger agreement at the time of the Piedmont special meeting.

Record Date for the Piedmont Special Meeting and Voting Rights
The Piedmont board has fixed the close of business on [ ], 2025, as the record date. You are entitled to vote at and/or ask questions at the Piedmont special meeting if you owned shares of Piedmont common stock as of the close of business on the record date. You are entitled to one vote for each share of Piedmont common stock that you owned as of the close of business on the record date. As of the close of business on the record date, [ ] shares of Piedmont common stock, including shares of Piedmont common stock represented by Piedmont CDIs, were outstanding and entitled to vote at the Piedmont special meeting.
Holders of Piedmont CDIs as of the record date are entitled to notice of and to attend the meeting and may also instruct the CDI Depositary to vote the shares underlying their Piedmont CDIs by following the instructions on the Piedmont CDI voting instruction form. The CDI Depositary will vote the applicable shares on behalf of each applicable Piedmont CDI holder at the Piedmont special meeting, in accordance with the instructions received via the Piedmont CDI voting instruction form. If you are a Piedmont CDI holder, your vote must be received no later than [5:00 p.m.], Eastern Time, on [ ], 2025 (being [7:00 a.m.], Australian Eastern Standard Time, on [ ], 2025).

Recommendation of the Piedmont Board of Directors
The Piedmont board unanimously recommends that Piedmont stockholders vote:
•	Proposal 1: “FOR” the Piedmont merger proposal;
•	Proposal 2: “FOR” the advisory compensation proposal; and
•	Proposal 3: “FOR” the adjournment proposal
After careful consideration, the Piedmont board unanimously: (1) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Piedmont and Piedmont stockholders; (2) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger; and (3) resolved, subject to the provisions of the merger agreement, to recommend that Piedmont stockholders vote in favor of adoption and approval of the merger agreement.
Quorum
A quorum of Piedmont stockholders is necessary to conduct the Piedmont special meeting. The holders of record of a majority of the voting power of Piedmont common stock issued and outstanding and entitled to vote must be present in person (including virtually via the Internet) or represented by proxy to constitute a quorum for the Piedmont special meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” (as described below) are counted as present and entitled to vote for purposes of determining a quorum. Shares of Piedmont common stock held in “street name” through a bank, broker or other nominee will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided to such entity on how to vote on any such proposals.
Vote Required, Abstentions and Broker Non-Votes

Proposal	Votes Required	Effect of Certain Actions
Proposal 1: The Piedmont merger proposal	Approval requires the affirmative vote of at least a majority of the outstanding shares of Piedmont common stock entitled to vote on the Piedmont merger proposal.	Abstentions and broker non-votes will have the same effect as a vote AGAINST the proposal.

Proposal 2: The advisory compensation proposal	Approval requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the advisory compensation proposal.	Abstentions will have the same effect as a vote AGAINST the proposal; broker non-votes will have no effect.

Proposal 3: The adjournment proposal	Approval requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the adjournment proposal.	Abstentions will have the same effect as a vote AGAINST the proposal; broker non-votes will have no effect.

Under the rules of Nasdaq, banks, brokers and other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters listed in Nasdaq Rule 2251 without specific instructions from the beneficial owner. Generally, broker non-votes occur when shares held by a bank, broker or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the bank, broker or other nominee: (1) has not received voting instructions from the beneficial owner; and (2) lacks discretionary voting power to vote those shares. A bank, broker or other nominee is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a bank, broker or other nominee is not entitled to vote shares held for a beneficial owner on non-routine matters. It is expected that all Proposals will be “non-routine” matters. Accordingly, if you are a Piedmont stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares of Piedmont common stock, your bank, broker or other nominee is not permitted to vote your shares of Piedmont common stock on any of the Proposals, and your shares will not be represented and will not be voted on any Proposal. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.
If you are a Piedmont stockholder and you fail to vote, fail to submit a proxy card or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the Piedmont merger proposal, this will have the same effect as a vote cast against the Piedmont merger proposal and will not count toward determining whether a quorum is present. If you are a Piedmont stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the advisory compensation proposal or the adjournment proposal, this will have no effect on the vote count for such proposal, and will not count toward determining whether a quorum is present.
If you are a Piedmont stockholder of record, if you sign, date and return your proxy card without indicating how to vote on a proposal (and you do not change your vote after delivering your proxy card), the shares of Piedmont common stock represented by your proxy card will be voted for that proposal in accordance with the recommendation of the Piedmont board.
Shares Held by Piedmont’s Directors and Executive Officers
As of the record date, Piedmont’s directors and executive officers beneficially owned and were entitled to vote, in the aggregate, shares of Piedmont common stock, representing approximately [  ]% of the voting power of all of the shares of Piedmont common stock outstanding and entitled to vote at the Piedmont special meeting.
As of the date of this proxy statement/prospectus, Piedmont expects that Piedmont’s directors and executive officers eligible to vote on the Proposals brought before the Piedmont special meeting will vote their Piedmont common stock “FOR” the Piedmont merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. Regarding Piedmont’s directors, concurrently, and in connection with the execution of the merger agreement, each such director entered into a support agreement with Piedmont to vote all of his or her shares of Piedmont common stock (and, to the extent capable of being voted, securities convertible into, or exercisable or exchange for, shares of Piedmont common stock) in favor of the adoption and approval of the merger agreement and approval of the transactions contemplated by the merger agreement, subject to the exercise of his or her fiduciary duties. For a more complete description of the support agreements, see the information provided in the section of this proxy statement/prospectus entitled “The Support Agreements” beginning on page 170.
Voting of Proxies
If your shares are registered in your name with Piedmont’s transfer agent, Computershare Limited, you may vote your shares of Piedmont common stock:
(1)	by proxy, by returning a signed and dated proxy card (a prepaid reply envelope is provided for your convenience);
(2)	by proxy, by granting a proxy electronically over the Internet or by telephone (using the instructions found on the enclosed proxy card); or
(3)
by attending the Piedmont special meeting and voting at the Piedmont special meeting using a control number on the enclosed proxy card. You must have the enclosed proxy card available and follow the instructions on the proxy card in order to grant a proxy electronically over the Internet or by telephone.

If you attend the Piedmont special meeting and wish to vote at the Piedmont special meeting, you will need the control number located on the enclosed proxy card. Beneficial owners of shares of Piedmont common stock held in “street name” will also need to present proof of ownership of shares of Piedmont common stock (such as a bank or brokerage account statement) and must also provide a “legal proxy” from their bank, broker or other nominee in order to vote at the Piedmont special meeting. You are encouraged to vote by proxy even if you plan to attend the Piedmont special meeting. If you attend the Piedmont special meeting and vote at the Piedmont special meeting, your vote will revoke any previously submitted proxy. Under applicable stock exchange rules, banks, brokers or other nominees have the discretion to vote on routine matters, but not on non-routine matters. The Proposals are all non-routine matters, and banks, brokers and other nominees cannot vote on the Proposals without your instructions. Therefore, it is important that you cast your vote or instruct your bank, broker or other nominee on how you wish to vote your shares of Piedmont common stock.
If you hold your shares of Piedmont common stock in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Piedmont special meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Piedmont common stock at the Piedmont special meeting.
All shares of Piedmont common stock represented by properly signed and dated proxies (or proxies granted electronically over the Internet or by telephone) will, if received before the Piedmont special meeting, be voted at the Piedmont special meeting in accordance with the instructions of the stockholder. Properly signed and dated proxies (or proxies granted electronically over the Internet or by telephone) that do not contain voting instructions will be voted: (1) “FOR” the Piedmont merger proposal; (2) “FOR” advisory compensation proposal; and (3) “FOR” the adjournment proposal.
If your shares of Piedmont common stock are held in “street name” through a bank, broker or other nominee, you may vote by completing and returning the voting instruction form provided by your bank, broker or other nominee. If available from your bank, broker or other nominee, you may vote over the Internet or telephone through your bank, broker or other nominee by following the instructions on the voting instruction form provided by your bank, broker or other nominee. You may also attend the Piedmont special meeting and vote at the Piedmont special meeting if you have a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Piedmont common stock at the Piedmont special meeting. If your shares of Piedmont common stock are held in “street name” and you do not: (1) return the voting instruction form provided by your bank, broker or other nominee; (2) vote over the Internet or by telephone through your bank, broker or other nominee; or (3) attend the Piedmont special meeting and vote at the Piedmont special meeting with a “legal proxy” from your bank, broker or other nominee, it will, in each case, have the same effect as if you voted “AGAINST” the Piedmont merger proposal. It will not, however, have any effect on the outcome of the advisory compensation proposal or the adjournment proposal.
If you are a Piedmont CDI holder and you intend to vote, you must take one of the following actions in order to vote at the Piedmont special meeting:
(1)	Instruct the CDI Depositary to vote the shares underlying your Piedmont CDIs pursuant to your instructions in the Piedmont CDI voting instruction form; or
(2)
Convert your Piedmont CDIs into shares of common stock and voting these at the Piedmont special meeting. The conversion must be done prior to the record date. Please contact Computershare Investor Services Pty Ltd. for further information in relation to the conversion process.

Revocability of Proxies
If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Piedmont special meeting by:
•	signing another proxy card with a later date and returning it prior to the Piedmont special meeting;
•	submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;
•	delivering a written notice of revocation to Piedmont’s Corporate Secretary; or
•	attending the Piedmont special meeting and voting at the meeting using the control number on the enclosed proxy card.
If you have submitted a proxy, your attendance at the Piedmont special meeting, in the absence of voting at the Piedmont special meeting or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your shares of Piedmont common stock in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote at the Piedmont special meeting if you obtain a “legal proxy” from your bank, broker or other nominee giving you the right to vote your shares of Piedmont common stock at the Piedmont special meeting.
Any adjournment, postponement or other delay of the Piedmont special meeting, including for the purpose of soliciting additional proxies in accordance with the merger agreement, will allow Piedmont’s stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Piedmont special meeting.
Adjournment
In addition to the: (1) Piedmont merger proposal; and (2) advisory compensation proposal, Piedmont stockholders are being asked to approve the adjournment proposal. If a quorum is not present at the Piedmont special meeting, then either: (a) the chairperson of the Piedmont special meeting; or (b) Piedmont stockholders entitled to vote at the Piedmont special meeting, present in person (including virtually via the Internet) or represented by proxy, will have the power to adjourn the Piedmont special meeting from time to time, without notice other than announcement at the Piedmont special meeting, until a quorum is present or represented. The chairperson may also adjourn the Piedmont special meeting to another place, if any, date or time, whether or not a quorum is present, regardless of the outcome of the vote on any proposal to adjourn the Piedmont special meeting. In addition, the Piedmont special meeting could be postponed before it commences, subject to the terms of the merger agreement. If the Piedmont special meeting is adjourned or postponed, Piedmont stockholders who have already submitted their proxies will be able to revoke them at any time before they are voted at the Piedmont special meeting.
Proxy Solicitation Costs
Piedmont has engaged Sodali & Co. to assist in the solicitation of proxies for the Piedmont special meeting. Piedmont estimates that it will pay Sodali & Co. a fee of approximately $600,000, plus reimbursement for certain fees and expenses. Piedmont has agreed to indemnify Sodali & Co. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Piedmont also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Piedmont common stock.
Piedmont’s directors, officers and employees also may solicit proxies by telephone, mail, email, fax or over the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Householding of Proxy Materials
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Piedmont and some brokers “household” proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Piedmont that they or Piedmont will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares of Piedmont common stock are held in a brokerage account, or Piedmont if you hold shares of Piedmont common stock directly in your name. You may contact Piedmont by writing to Piedmont Lithium Inc., 42 E Catawba Street, Belmont, North Carolina 28012, Attention: Corporate Secretary or by Telephone at 1 (704) 461-8000.
Attending the Piedmont Special Meeting
You may attend the Piedmont special meeting via a live interactive webcast on [  ], 2025, at [  ], Eastern Time, by visiting the following website: [  ]. Online check-in will begin at [  ], Eastern Time and you should allow ample time for the check-in procedures. You will need the control number found on your proxy card or voting instruction form to participate in the Piedmont special meeting(including voting your shares). If you encounter technical difficulties accessing the Piedmont special meeting or during the Piedmont special meeting, a support line will be available on the login page of the Piedmont special meeting website. If you lose your control number, you may join the Piedmont special meeting as a guest, but you will not be able to vote. Piedmont believes that a virtual meeting provides expanded access, improved communication and cost savings for its stockholders.
Once online access to the Piedmont special meeting is open, stockholders may submit questions pertinent to Piedmont special meeting matters through the Piedmont special meeting website. You may need the control number found on your proxy card or voting instruction form in order to submit questions. Questions pertinent to Piedmont special meeting matters will be answered during the Piedmont special meeting, subject to time constraints and any rules of conduct adopted with respect to the Piedmont special meeting.
Tabulation of Votes; Results of the Piedmont Special Meeting
Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and will act as independent inspector of election at the Piedmont special meeting.
If available, Piedmont may announce preliminary voting results at the conclusion of the Piedmont special meeting. Piedmont intends to publish final voting results in a Current Report on Form 8-K to be filed with the SEC following the Piedmont special meeting.
Assistance
If you need assistance voting or in completing your proxy card or have questions regarding the Piedmont special meeting, please contact:
Sodali & Co.
333 Ludlow Street, 5th Floor,
South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
Piedmont CDI holders: 1300-237-569 (within Australia)
            +61-2-9066-4055 (outside Australia)

THE MERGER
This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.
Transaction Structure
At the effective time of the merger, Merger Sub will merge with and into Piedmont. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Piedmont will continue as the surviving corporation in the merger and as a wholly owned subsidiary of Sayona.
Merger Consideration
As a result of the merger, each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 5.27 Sayona ordinary shares, and each eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger and not represented by a Piedmont CDI will be converted into the right to receive [•] Sayona ADSs, representing together 527 Sayona ordinary shares. The Sayona ordinary shares and Sayona ADSs issuable in the merger are referred to herein as the merger consideration.
Fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable in the merger will be rounded up to the nearest whole share. Any fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable to the same Piedmont stockholder will be aggregated first and prior to eliminating fractional shares.
Background of the Merger
The following chronology summarizes certain key events and contacts that preceded signing of the merger agreement. It does not purport to catalogue every conversation or other action of or among the Piedmont board, members of Piedmont management, Piedmont’s representatives, the Sayona board, members of Sayona management, Sayona’s representatives or other parties.
As part of the ongoing evaluation of its businesses, the Piedmont board and senior management of Piedmont, regularly review and assess Piedmont’s operations, performance, strategic direction, opportunities and risks in light of current business and economic conditions, and developments in the lithium industry, in each case, across a range of scenarios and potential future developments. As part of Piedmont’s broader strategic oversight of Piedmont, these reviews have included discussions regarding long-term strategic plans and various strategic opportunities available to Piedmont in seeking to enhance stockholder value, including a potential merger or combination to increase the scale and strategic positioning of its business. The criteria for a potential counterparty included strategic fit, industrial logic, synergy potential (both cost and revenue), relative valuations, complementarity of asset footprint and product portfolios, and financial profiles.
Piedmont and Sayona have been strategic business partners since January 2021, when Piedmont acquired an approximately 19% equity interest in Sayona and a 25% interest in Sayona Québec, a Sayona subsidiary. In addition, Piedmont entered into an offtake agreement with Sayona Québec as part of its investment in Sayona and Sayona Québec.
On June 1, 2023, the Sayona board met with Morgan Stanley Australia Limited (“Morgan Stanley”), which firm the Sayona board had engaged as Sayona’s financial advisor, to discuss the valuation and projected cash flows of Sayona and Piedmont, as well as potential synergies in the case of a potential merger between Piedmont and Sayona.
Based on the criteria noted above, as well as Piedmont’s ongoing business dealings with Sayona, on or about June 2023, Piedmont began to consider Sayona as a potential counterparty for a strategic merger or combination. From that time, management of Piedmont, with authorization by the Piedmont board, began to discuss a potential merger transaction between Piedmont and Sayona with management and directors of Sayona and Morgan Stanley.
On July 6, 2023, Mr. Keith Phillips, President and Chief Executive Officer of Piedmont, met with Mr. James Brown, then a Non-Executive Director of Sayona, and Mr. Allan Buckler, a Non-Executive Director

of Sayona, to discuss a potential merger transaction between Piedmont and Sayona. Mr. Phillips acknowledged the potential interest in such a transaction, but the parties did not discuss further details.
Representatives of Piedmont and Sayona further discussed a potential merger transaction at meetings held on July 26, 2023 (between Mr. Phillips, Mr. Patrick Brindle, Piedmont’s then-Chief Operating Officer, and Mr. Brown) and on August 1, 2023 (between Messrs. Phillips, Brown and Buckler).
On August 28, 2023, Mr. Phillips met with Mr. Brown, whom by then had been appointed Interim Chief Executive Officer of Sayona, to discuss a potential merger transaction between Piedmont and Sayona.
On September 6, 2023, representatives of J.P. Morgan, at the direction of Piedmont, met with Morgan Stanley to discuss a potential merger transaction between Piedmont and Sayona.
On September 7, 2023, Mr. Phillips met with Mr. Philip Lucas, a Non-Executive Director of Sayona, to discuss a potential merger transaction between Piedmont and Sayona, including the relative valuations of the two companies and the structures of such transaction.
On September 12, 2023, Mr. Phillips discussed with a representative of Morgan Stanley a potential merger transaction between Piedmont and Sayona.
On September 18, 2023, Mr. Brindle met with Mr. Brown to discuss ordinary course of business matters with respect to the Sayona Québec joint venture. At the meeting, Messrs. Brindle and Brown discussed whether the Sayona board would be interested in evaluating a potential merger transaction with Piedmont.
On September 26, 2023, Mr. Phillips, Mr. Jeffrey Armstrong, Chairman of the Piedmont board, and Mr. Brown met to further discuss the merits of a potential merger transaction between Piedmont and Sayona. During the meeting, Mr. Brown proposed, and the parties discussed, a merger between Piedmont and Sayona which would result in an approximately equal post-closing ownership of the combined company, but no specific valuations or exact relative ownership percentages were discussed.
Messrs. Armstrong and Phillips further discussed a potential merger transaction with Messrs. Brown and Buckler and Mr. Paul Crawford, a Non-Executive Director of Sayona, at a meeting on October 4, 2023.
In connection with its consideration of Sayona as a potential counterparty for a strategic transaction, with the authorization by the Piedmont board, Piedmont formally engaged J.P. Morgan as Piedmont’s financial advisor in October 2023, pursuant to an engagement letter reflecting this engagement dated October 25, 2023 and effective as of August 31, 2023. J.P. Morgan was directed by Piedmont management, as part of Piedmont’s strategic review, to present to the Piedmont board and management potential structures of a merger transaction between Piedmont and Sayona.
On October 13, 2023, Piedmont and Sayona entered into a confidentiality agreement to govern the exchange of diligence materials, which also included certain standstill obligations applicable to both parties.
On October 19, 2023, Piedmont’s management and board of directors met with representatives of J.P. Morgan to review the current lithium market environment and the merits of a potential merger transaction with Sayona.
On October 23, 2023, Piedmont and Sayona began to make available certain diligence materials about their respective businesses to each other.
From October 19, 2023 to December 19, 2023, Piedmont and Sayona conducted mutual due diligence. Piedmont made a site visit to Sayona’s Moblan Lithium project, and Sayona made site visits to Piedmont’s Carolina Lithium and Ewoyaa projects. The diligence materials shared by Piedmont and Sayona to the other party during such period did not include any material non-public financial information.
The Sayona board met on October 23, 2023 and (with Morgan Stanley attending) on November 29, 2023 to discuss the progress on the due diligence and negotiations of a potential merger transaction.
Messrs. Phillips and Brown met on December 14, 2023, to further discuss a potential merger transaction.
On December 21, 2023, the Sayona board met with Morgan Stanley to discuss the matters related to a potential merger transaction with Piedmont. At the meeting, the Sayona board determined to further pursue such potential transaction, subject to a development and funding plan being agreed between Sayona and Piedmont.

On December 22, 2023, Messrs. Brown and Buckler met with Messrs. Phillips and Brindle and communicated Sayona’s board’s views on the transaction process. Mr. Phillips acknowledged a difference between the parties with respect to operational matters and the prospective timing of, and the process for, a potential merger transaction.
After the December 22, 2023 meeting, the Piedmont board and management determined that it was in the best interest of Piedmont to terminate its efforts to pursue a merger transaction with Sayona in light of the parties’ failure to align on the operational matters and timing of the potential merger transaction, and Piedmont’s need to focus on its commitment to maintaining a prudent balance sheet. Piedmont then notified Sayona of its decision to terminate the discussion of a potential merger transaction. Subsequently, each of Piedmont and Sayona ceased to provide diligence materials about its business to the other party.
On February 21, 2024, Piedmont announced it had agreed to sell all of the 1,152.2 million Sayona ordinary shares it owned through a secondary block sale. The decision to divest the Sayona ordinary shares aligned with Piedmont’s commitment to maintaining a prudent balance sheet while simultaneously minimizing dilution of Piedmont’s shareholders.
On March 12, 2024, Piedmont terminated the engagement of J.P. Morgan as its financial advisor in connection with a potential transaction with Sayona.
On May 2, 2024, Mr. Phillips met with Messrs. Brown and Buckler following a regularly scheduled Sayona Québec board meeting. On the initiative of Messrs. Brown and Buckler, the participants discussed reevaluating a potential merger transaction between Piedmont and Sayona.
On May 7 and June 4, 2024, Mr. Phillips met with representatives of Morgan Stanley to discuss potential options for transaction structure.
On June 13, 2024, Mr. Brindle met with Mr. Brown, during which Mr. Brown indicated that the Sayona board was supportive of reevaluating a potential merger transaction between Piedmont and Sayona. At the meeting, Mr. Brown reiterated the concept of a merger with approximately equal post-closing ownership of the combined company. Both participants agreed to set up a meeting later in June to discuss reevaluating a potential merger transaction.
The Sayona board met on June 18, 2024 to discuss the status of the potential merger transaction.
On June 25, 2024, Messrs. Phillips and Brindle met with Mr. Brown to discuss reevaluating a potential merger transaction between Piedmont and Sayona. In addition, Mr. Brown informed Messrs. Phillips and Brindle that Sayona was preparing a non-binding indicative offer that they were preparing to send to Piedmont’s management and board.
On June 29, 2024, the Sayona board considered and approved a non-binding indicative offer (“NBIO”) to Piedmont for the acquisition of 100% of the Piedmont common stock (including any shares of Piedmont common stock represented by Piedmont CDIs) by Sayona in an all-stock transaction.
On July 2, 2024, Mr. Brown delivered the NBIO to Mr. Phillips.
On July 5, 2024, management of Piedmont met with representatives of Gibson Dunn & Crutcher LLP (“Gibson Dunn”), Piedmont’s legal counsel, to discuss the NBIO and potential responses to Sayona.
On July 7, 2024, members of the Piedmont board met with management of Piedmont and representatives of Gibson Dunn and J.P. Morgan to discuss the NBIO and potential responses to Sayona. During the meeting, the Piedmont board and representatives of Gibson Dunn discussed fiduciary duties of the Piedmont board in assessing and responding to the NBIO. Representatives of J.P. Morgan reviewed with the Piedmont board its observations related to the terms of the NBIO. The participants also discussed potential negotiation strategy and potential responses to Sayona with respect to the NBIO.
On July 9 and July 10, 2024, Messrs. Phillips and Brindle met with Mr. Brown and Mr. Lucas Dow, Sayona’s newly appointed Managing Director and Chief Executive Officer to review the NBIO. At the meetings, Messrs. Brown and Dow reviewed the NBIO and indicated their preference for an Australian-domiciled combined company post-transaction. Messrs. Phillips, Brindle, Brown and Dow continued regular discussions with respect to a potential merger transaction until July 23, 2024.

On July 10, 2024, Mr. Brown met with Canaccord to discuss potential capital raising strategies for the parties and the combined company in connection with a potential merger transaction.
On July 17, 2024, management of Piedmont met with the Piedmont board to discuss the NBIO, potential responses to Sayona, and next steps.
From August 4, 2024 until November 18, 2024, Messrs. Dow and Phillips maintained regular correspondence and phone calls on various aspects of a potential merger transaction.
On August 6, 2024, the Piedmont board met with the management of Piedmont and representatives of Gibson Dunn and J.P. Morgan to discuss a potential merger transaction with Sayona. During the meeting, representatives of J.P. Morgan presented to the Piedmont board, and the participants discussed, a presentation by J.P. Morgan analyzing a potential merger transaction.
Later that day, the Piedmont board met with Messrs. Dow and Brown, representatives of Sayona. During the meeting, representatives of Sayona provided an overview of Sayona’s business and operations and presented the rationale for, and discussed the terms of, the NBIO. Members of the Piedmont board asked questions, to which representatives of Sayona responded.
On August 12, 2024, the Piedmont board, by resolutions, authorized the formation of a transaction committee (the “Piedmont Transaction Committee”) consisting of Messrs. Jeffrey Armstrong and Michael Bless, and Ms. Dawne Hickton to, among other things, consider, review, evaluate and analyze the terms and conditions of a potential strategic transaction between Piedmont and Sayona. Mr. Armstrong was appointed by the Piedmont board as the chairperson of the Piedmont Transaction Committee.
Also on August 12, 2024, members of Piedmont and Sayona management and representatives from J.P. Morgan and Morgan Stanley met. At the meeting, the parties discussed key areas of due diligence, the potential merger transaction structure, including the potential for a capital raise, disclosure matters and a potential timeline to signing a definitive agreement for the proposed merger transaction if the process progressed. The parties did not discuss relative ownership percentages or the exchange ratio with specificity.
From August 13, 2024, until the signing of the merger agreement on November 18, 2024, Piedmont and Sayona continued to exchange due diligence request lists and each company’s respective responses to information requests regarding financial, business and legal due diligence matters. Following the exchange of request lists on August 13, 2024, and until signing of the merger agreement on November 18, 2024, Piedmont directors, managers and advisors, on the one hand, and Sayona management and its advisors, on the other hand, held multiple calls on various aspects of a potential merger transaction, including with respect to due diligence, potential synergies that may result from a potential merger transaction, a potential merger transaction structure, tax matters, regulatory matters, treatment of equity awards and communications planning.
Also on August 13, 2024, the Piedmont Transaction Committee met with management of Piedmont to discuss the purposes and goals of the Piedmont Transaction Committee.
On August 14, 2024, at the direction of Piedmont management, representatives from J.P. Morgan sent a due diligence request list to representatives from Morgan Stanley.
On August 16, 2024, the Piedmont Transaction Committee met with management of Piedmont to discuss next steps of the proposed merger transaction, including the establishment of data rooms for mutual due diligence by Piedmont and Sayona, and other process-related matters.
On August 22, 2024, Piedmont formally reengaged J.P. Morgan as its financial advisor in connection with a potential merger transaction with Sayona, pursuant to an amended engagement letter reflecting this engagement dated August 22, 2024 and effective as of August 31, 2023.
On August 22, 2024, the Piedmont Transaction Committee met with management of Piedmont to discuss status of the proposed merger transaction, including the due diligence process and the preparation of financial projections for Piedmont.
On August 22, 2024, Messrs. Phillips and Dow met with Canaccord to discuss capital raising efforts as part of a potential merger transaction between Piedmont and Sayona. Canaccord presented a structure that would enable both parties to raise capital at the time of announcement and secure one or more cornerstone investors that would commit to provide incremental capital upon successful closing of a transaction.

Following the August 22, 2024 meetings and until November 18, 2024, Piedmont and Sayona met with Canaccord on multiple occasions to discuss the structure of the equity investments and to perform due diligence.
On August 23, 2024, the Piedmont Transaction Committee met to discuss certain terms of the proposed merger transaction.
Also on August 23, 2024, Piedmont and Sayona each first made available to each other non-public due diligence materials via such party’s electronic data room, under the confidentiality agreement previously executed, which was still in effect.
On August 24, 2024, the Piedmont Transaction Committee met with management of Piedmont to discuss the transaction process, potential timing and other considerations related to the proposed merger transaction.
On August 24, 2024, the Piedmont Transaction Committee met with management of Piedmont and Gibson Dunn to discuss the transaction process, duties of the Piedmont board, and other considerations related to a potential merger transaction.
On August 26, 2024, Piedmont received preliminary financial projections from Sayona detailing its estimated cash flow through the end of calendar year 2025. The financial projections were prepared by Sayona management and inputs for the financial projections were based on internal budgets and management assumptions and reflected the current state of the lithium market, production, operating costs and capital expenditures associated with Sayona’s operating and development assets.
The Sayona board met on July 15, 2024, July 22, 2024, August 7, 2024, August 22, 2024, August 27, 2024 and August 29, 2024 to consider a potential merger transaction with Piedmont and next steps, and to receive updates on the ongoing discussions with Piedmont from Messrs. Dow and Brown.
On August 29, 2024, the Piedmont board, management of Piedmont, and representatives of J.P. Morgan and Gibson Dunn met to discuss potential structures for the proposed merger transaction, duties of the Piedmont board in evaluating the proposed merger transaction, and the transaction process.
Also on August 29, 2024, Piedmont provided to Sayona a financial cash flow forecast for the Piedmont business through the end of calendar year 2025. Piedmont’s financial cash flow forecast was prepared by Piedmont management and reflected current expectations of cash spending for Piedmont on a standalone basis.
On September 3, 2024, the Piedmont Transaction Committee, management of Piedmont, and representatives of Gibson Dunn and Jones Day LLP (“Jones Day”), the proposed independent legal counsel to the Piedmont Independent Directors (as defined below), met to discuss financial projections, the diligence process, potential capital raise by Piedmont concurrently with the proposed merger transaction, and other matters related to the proposed merger transaction. After such meeting, the Piedmont Transaction Committee met with a representative of Jones Day to further discuss considerations in connection with the proposed merger transaction.
On September 5, 2024, the Piedmont board met with management of Piedmont and representatives of J.P. Morgan, Gibson Dunn, and Jones Day to discuss the status of the proposed merger transaction. By resolution, the Piedmont board appointed Ms. Hickton as the chairperson of the Piedmont Transaction Committee to replace Mr. Armstrong.
On the same day, the Piedmont board authorized the engagement by Messrs. Jeffrey Armstrong, Michael Bless, Jorge Beristain, Claude Demby and Mses. Dawne Hickton and Christina Alvord (collectively, the “Piedmont Independent Directors”) of Jones Day as their independent legal counsel in connection with the proposed merger transaction.
On September 7, 2024, each of Piedmont and Sayona provided its respective long-term financial projections to the other party. Piedmont’s financial projections were prepared by Piedmont management. Sayona’s financial projections were prepared by Morgan Stanley in consultation with Sayona management. The inputs for each party’s financial projections were based on internal budgets, technical reports and management assumptions derived from experience in operating and building projects, among other things. Each party’s financial projections were prepared in connection with such party’s respective board of directors’ evaluation of the proposed merger transaction and for due diligence purposes and, in the case of Piedmont’s financial projections, for J.P. Morgan’s fairness opinion in connection with the proposed merger transaction.

On September 11, 2024, the Piedmont board met with management of Piedmont, and representatives of Gibson Dunn, Jones Day, and Thomson Geer, Piedmont’s Australian legal counsel. The participants discussed the transaction process of the proposed merger transaction.
On September 12, 2024, the Piedmont Transaction Committee, Mr. Demby, management of Piedmont, and representatives of Gibson Dunn and Jones Day met to discuss the status of the proposed merger transaction.
On September 14, 2024, certain members of the Piedmont Transaction Committee and Mr. Demby had an introductory meeting with Mr. Dow.
On September 15, 2024, the Piedmont Independent Directors met with Jones Day to discuss the meeting with Mr. Dow on the previous day. On the same day, the Sayona board met to consider the proposed merger transaction, including the cashflow analysis, the potential capital raises in connection with the proposed merger transaction and regulatory requirements.
On September 16 and September 17, 2024, Messrs. Dow, Brown, Phillips and Brindle met to discuss the proposed merger transaction structure and timeline, Sayona’s and Piedmont’s operations, and governance and organizational structure of the combined company.
On September 18, 2024, the Piedmont board met with management of Piedmont, representatives of J.P. Morgan, Gibson Dunn, Jones Day, and Thomson Geer to discuss potential capital raise opportunities and the proposed merger transaction.
On September 20, 2024, Mr. Phillips, on behalf of Piedmont, sent an initial draft of a non-binding term sheet for the proposed merger transaction (the “term sheet”) to Mr. Dow reflecting Piedmont’s view of the terms of the proposed merger transaction discussed by Piedmont and Sayona to date. The term sheet proposed that Piedmont common stock and Sayona ordinary shares would be exchanged at an exchange ratio that would result in a 50/50 equity holding of Piedmont and Sayona in the combined company.
On September 23, 2024, the Sayona board met to discuss the draft term sheet and proposed response to Piedmont.
On September 24, 2024, Mr. Dow contacted Mr. Phillips to discuss Sayona’s responses to the proposed terms of the term sheet.
On September 25, 2024, the Piedmont Transaction Committee, management of Piedmont, and Gibson Dunn met to discuss Sayona’s response to the proposed terms of the term sheet communicated by Mr. Dow to Mr. Phillips.
On September 27, 2024, Mr. Dow sent a revised term sheet to Mr. Phillips reflective of the responses previously communicated by Mr. Dow to Mr. Phillips, including an approximately 50/50 equity holding of Piedmont and Sayona in the combined company.
On September 28, 2024, the Piedmont Transaction Committee, the other members of the Piedmont board, management of Piedmont, and Gibson Dunn met to discuss the terms and conditions of the proposed merger transaction proposed by Sayona in its revised draft of the term sheet received on the previous day.
On September 28, 2024, Mr. Dow and Ms. Hickton conferred to discuss the proposed composition of the board of the combined company after closing of the proposed merger transaction, with a follow-up discussion on October 6, 2024.
On September 29, 2024, the Piedmont Transaction Committee and Jones Day met to discuss the terms and conditions of the proposed merger transaction proposed by Sayona in its revised draft of the term sheet, received by Piedmont on September 27, 2024.
On September 30, 2024, Messrs. Phillips and Dow met to discuss the status of due diligence, cash flows and funding requirements for the business, and potential synergies that may result from the proposed merger transaction.
On October 1, 2024, Mr. Phillips sent a revised draft of the term sheet to Mr. Dow.

On October 2, 2024, the Piedmont board met with management of Piedmont, and representatives of J.P. Morgan, Gibson Dunn, Jones Day, and Thomson Geer to discuss certain considerations with respect to the proposed merger transaction and a potential capital raise by Piedmont.
On October 3, 2024, the Sayona board met to consider the revised term sheet received from Mr. Phillips on October 1, 2024 and proposed responses.
On October 8, 2024, the Piedmont Transaction Committee, management of Piedmont and representatives of J. P. Morgan, Gibson Dunn, Jones Day, and Thomson Geer met to discuss certain considerations with respect to the proposed merger transaction and the transaction process.
On October 12, 2024, the Piedmont board met with management of Piedmont, and representatives of J.P. Morgan, Gibson Dunn, Jones Day, and Thomson Geer to discuss terms and conditions of a further revised term sheet received from Sayona on October 11, 2024, the timeline of the proposed merger transaction, and legal documentation.
Between September 20, 2024 and October 14, 2024, Piedmont and Sayona negotiated terms and conditions of the proposed merger transaction and exchanged several drafts of a term sheet which, following the approval by each of Sayona board and Piedmont board, was agreed by Sayona and Piedmont on October 16, 2024.
On October 15, 2024, Piedmont and Sayona executed an exclusivity agreement (which was initially discussed by the parties in August 2024), which contained certain no-shop, no-talk and no-third party-diligence obligations applicable to both parties for a period of up to four weeks, subject to the exercise of fiduciary duties of each party’s board.
On October 29, 2024, Baker Botts L.L.P. (“Baker Botts”), Sayona’s legal counsel, sent an initial draft of the merger agreement to Gibson Dunn, reflective of the material terms agreed upon by Piedmont and Sayona in their negotiation of the term sheet, including the proposed merger transaction structure in which a wholly owned subsidiary of Sayona would merge into Piedmont, with Piedmont surviving the merger.
From October 29, 2024, until October 31, 2024, Piedmont and Sayona engaged in activities related to capital raises by both parties concurrently with a potential merger of Piedmont and Sayona, as well as a capital raise by the post-closing combined company. During such period, Messrs. Phillips and Dow met in person with several potential investors to discuss capital raises. Each such investor was subject to restrictions in the trading of the securities of Piedmont and Sayona as a result of such confidential discussions. On October 29, 2024, RCF entered into a tripartite confidentiality agreement with Piedmont and Sayona for the purpose of performing due diligence on a potential transaction with Piedmont and Sayona. Shortly after executing the confidentiality agreement, Piedmont and Sayona granted RCF access to their respective electronic data rooms compiled to support the capital raising process.
Following October 29, 2024, and until November 18, 2024, Piedmont and Sayona met with RCF on multiple occasions to address due diligence topics and discuss their form of potential investment in the combined businesses of Piedmont and Sayona.
The Sayona board met on November 12, 2024, to consider the terms of the merger agreement, review the material conclusions of the due diligence on Piedmont performed by Sayona and its advisors and the relative valuation of Sayona and Piedmont determined by Morgan Stanley.
Between October 29 and November 18, 2024, Baker Botts and Gibson Dunn exchanged several drafts of the merger agreement and discussed terms and conditions of the merger agreement via email correspondences and conference calls.
On November 6, 2024, the Piedmont Transaction Committee, management of Piedmont and a representative of Jones Day met to discuss certain considerations with respect to the proposed merger transaction and the transaction process.
On November 13, 2024, RCF submitted a non-binding indicative proposal outlining its proposed terms and conditions for an investment into the combined businesses of Piedmont and Sayona contingent on the closing of the merger.
On November 14, 2024, J.P. Morgan provided a relationship disclosure letter to Piedmont, which provided customary relationship disclosures with respect to Piedmont and Sayona.

On November 14, 2024, the Piedmont board approved the engagement of Canaccord as Piedmont’s lead placement agent in the Piedmont equity raise. On the same day, the Piedmont board met with management of Piedmont, and representatives of J.P. Morgan, Gibson Dunn, Jones Day, and Thomson Geer to discuss the proposed merger transaction. Representatives of J.P. Morgan presented to the Piedmont board its preliminary financial analysis of the proposed merger transaction. The participants then discussed certain terms and conditions of the merger agreement, proposed merger transaction timeline, and the transaction process.
On November 18, 2024, Piedmont and Sayona agreed on the exchange ratio being 527 Sayona ordinary shares for each share of outstanding Piedmont common stock based on the respective share value and fully diluted share count of Sayona and Piedmont as of the prior trading day. On the same day, Baker Botts sent Gibson Dunn a proposed final version of the merger agreement. Baker Botts and Gibson Dunn also exchanged the final versions of each party’s disclosure letters.
Later that day, the Piedmont board met with management of Piedmont and representatives of J.P. Morgan, Gibson Dunn, Jones Day, and Thomson Geer. During the meeting, the Piedmont board and its advisors discussed the proposed merger transaction, including the terms and conditions of the proposed final version of the merger agreement, and Gibson Dunn discussed with the Piedmont board an overview and update with respect to the terms of the merger agreement. Also at this meeting, J.P. Morgan reviewed its financial analysis of the exchange ratio provided for in the merger agreement. Following its presentation, J.P. Morgan delivered to the Piedmont board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 18, 2024, to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Piedmont common stock, as more fully described below in the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Piedmont’s Financial Advisor.” At this meeting, the Piedmont board unanimously: (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of, the holders of Piedmont common stock, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (iii) resolved, subject to the provisions of the merger agreement (including those relating to a Piedmont recommendation change, a Piedmont superior proposal or a Piedmont intervening event (as those terms are defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation”)), to recommend that the holders of Piedmont common stock adopt and approve the merger agreement.
Also on November 18, 2024, the Sayona board met to consider, among other things, the final versions of the merger agreement, the parties’ disclosure letters, the Canaccord placement agreement, the RCF subscription agreement and the press release and an investor presentation with respect to the merger, and unanimously approved the same.
Subsequently on November 18, 2024, Piedmont, Sayona and Merger Sub executed and delivered the merger agreement. All of the Piedmont directors executed and delivered the support agreements (as defined in the section entitled “—The Support Agreements”). Piedmont executed the Piedmont placement agreement, and Sayona executed the Sayona placement agreement and the RCF subscription agreement.
On November 19, 2024, each of Piedmont and Sayona issued a press release announcing the execution of the merger agreement. On the same day, Piedmont filed a Current Report on Form 8-K, attaching the merger agreement, the form of Support Agreement, the press release and an investor presentation with respect to the merger.
Sayona Reasons for the Merger
By a unanimous vote at a meeting held on November 19, 2024 (Brisbane time), the Sayona board approved the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Sayona ordinary shares and Sayona ADSs (which is referred to herein as the “Sayona share issuance”).
In evaluating the merger, the Sayona board met multiple times to consider a potential transaction with Piedmont, consulted with Sayona management, as well as Sayona’s legal and financial advisors, and considered a number of factors, weighing both perceived benefits of the merger as well as potential risks, uncertainties and other potentially negative factors associated with the merger.

In the course of its deliberations, the Sayona board considered a variety of factors and information that it believes support its determinations and recommendation, including the following (which are not necessarily presented in order of relative importance):
•
The fact that after the merger, Sayona is projected to be a leading lithium business and among the largest hard rock lithium producers in North America based on the combined life-of-the-mine spodumene concentrate capacity.

•	Sayona’s expectation that the merger will be accretive to a number of its key financial metrics, including cash flow per share and free cash flow per share.
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Sayona’s expectation that the merger will enable optimization of the North American Lithium project, currently owned 75% by Sayona and 25% by Piedmont, through consolidated offtake economics, complimentary technical capabilities, simplified ownership structure and material logistics, procurement and marketing synergies with aligned economic interests in pursuing North American Lithium brownfield expansion.

•
The fact that the merger will provide potential geographic and asset diversification, with exposure to Piedmont’s greenfield project assets in the United States and Ghana and the Killick Lithium Project in Canada, in addition to Sayona’s existing portfolio of assets in Canada and Australia, which should provide the combined business with greater resiliency to factors impacting any single region.

•
The fact that, substantially concurrently with signing of the merger agreement, Sayona executed binding documents for the Sayona equity raise and the closing equity raise, and Piedmont executed binding documents for the Piedmont equity raise (see the section entitled “Equity Raises of Sayona and Piedmont” in this proxy statement/prospectus).

•
Sayona’s expectation that the combined business will have a stronger balance sheet with substantial liquidity (including as a result of the Sayona equity raise, the Piedmont equity raise and the closing equity raise) and providing the financial foundation and scale to allow for flexibility and optionality for capital deployment.

•
Sayona’s confidence that the merger is more attractive to Sayona than either remaining as a standalone company or pursuing other acquisition or business combination opportunities reasonably available to Sayona, the benefits expected from collapsing the existing offtake agreement with Piedmont, the geographic and asset diversification to be achieved through the merger and the expected size, scale and financial strength of the combined business.

•	The Sayona board’s view that the current lithium price and uncertainty with respect to future lithium prices presents a risk to the prospects for Sayona on a standalone basis.
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The board composition of Sayona immediately following the consummation of the merger, which will include four directors from Sayona, including Lucas Dow (Sayona’s current Managing Director and Chief Executive Officer), and four directors from Piedmont.

•
The management composition of Sayona immediately following the consummation of the merger, including the fact that Lucas Dow (Sayona’s current Managing Director and Chief Executive Officer) will continue in his role immediately following the consummation of the merger.

•
The Sayona board’s knowledge of, and discussions with Sayona management and its advisors regarding, each of Sayona’s and Piedmont’s business, operations, financial condition, earnings, prospects and stock trading multiples, taking into account Piedmont’s publicly filed information and the results of Sayona’s due diligence investigation of Piedmont.

•
The long-standing business relationship between Sayona and Piedmont, including with respect to Piedmont’s investment in the North American Lithium project and the related offtake arrangement and the previous investment by Piedmont in Sayona’s ordinary shares.

•
The expected greater liquidity and continuity for investors, through the continued primary listing of Sayona ordinary shares on the ASX and a listing of Sayona ADSs on the Nasdaq, and expected greater access to U.S. capital markets for Sayona as a Nasdaq-listed company;

•	The Sayona senior management team’s recommendation in support of the merger.
•	Sayona’s belief that the restrictions imposed on Sayona’s business and operations during the pendency of the merger are reasonable and not unduly burdensome.
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The exchange ratio of 527 Sayona ordinary shares per share of Piedmont common stock, and the fact that Sayona shareholders will own approximately 50% of the shares of Sayona immediately following consummation of the merger (based on fully diluted shares outstanding (including the Sayona ordinary shares underlying the Sayona ADSs)), and the Sayona board’s evaluation of the exchange ratio based on a number of factors, including a current assessment of the benefits of the merger.

•
The fact that the exchange ratio is fixed and will not fluctuate in the event that the market price of Piedmont common stock increases relative to the market price of Sayona ordinary shares between the date of the merger agreement and the completion of the merger.

•	The likelihood of consummation of the merger and the Sayona board’s evaluation of the likely time period necessary to close the merger.
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The fact that the Sayona shareholders will have the opportunity to vote on approval of the Sayona share issuance and other matters that require approval of by shareholders of Sayona under the Australian Corporations Act or the ASX Listing Rules in order to implement the merger (collectively, the “Sayona merger proposals”), which is a condition precedent to the merger.

•	The representations, warranties, covenants and conditions contained in the merger agreement, including the following (which are not necessarily presented in order of relative importance):
○
That Sayona has the ability, in specified circumstances, to provide non-public information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, as further described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 140.

○
That the Sayona board has the ability, in specified circumstances, to change its recommendation to Sayona shareholders in favor of the Sayona merger proposals, as further described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 140.

○
That there are limited circumstances in which the Piedmont board may terminate the merger agreement or change its recommendation that Piedmont stockholders approve the Piedmont merger proposal, and if the merger agreement is terminated under specified circumstances, including by Sayona as a result of a change in recommendation of the Piedmont board or because Piedmont has willfully and materially breached its non-solicitation obligations, then in each case Piedmont has agreed to pay Sayona a termination fee of $2.62 million. For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination” beginning on page 166.

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That, if the merger agreement is terminated by either party because the Sayona shareholders do not approve the Sayona merger proposals, then Sayona will not be obligated to pay termination fees or expense reimbursement to Piedmont.

○
The requirement that Piedmont must hold a stockholder vote on the approval of the Piedmont merger proposal, even if the Piedmont board has withdrawn or changed its recommendation in favor of the Piedmont merger proposal, and the inability of Piedmont to terminate the merger agreement in connection with an acquisition proposal. For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 140.

○
The fact that Sayona is not obligated under the merger agreement to agree to structural or behavioral regulatory remedies (including divestitures) to obtain the regulatory approvals. For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—HSR, CFIUS and Other Regulatory Approvals.”

In the course of its deliberations, the Sayona board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):
•	The possibility that the merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion.
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The effect that the length of time from announcement of the merger until completion of the merger could have on the market price of Sayona ordinary shares, Sayona’s operating results and Sayona’s relationship with its employees, shareholders and industry contacts and others who do business with Sayona.

•
The fact that Sayona shareholders will be exposed to operational and financial risks relating to Piedmont’s assets, in addition to the existing risks relating to Sayona’s assets, after consummation of the merger.

•
The possibility that the integration of Sayona and Piedmont may not be as successful as expected and that the anticipated benefits of the merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame.

•
The possibility that the attention of Sayona’s senior management may be diverted from other strategic priorities to focus on implementing the merger, including making arrangements for the integration of Piedmont’s and Sayona’s operations, assets and employees following the merger.

•	The possibility that the Sayona shareholders may not approve the Sayona merger proposals or may approve the Sayona merger proposals but not the proposal to approve the closing equity raise.
•	The possibility that the Piedmont board could, under certain circumstances, consider alternative proposals and change its recommendation to the Piedmont stockholders.
•	The possibility that the Piedmont stockholders may not approve the Piedmont merger proposal.
•
The possibility that the Sayona equity raise or the Piedmont equity raise may not have been completed in a timely manner or at all, and the possibility that the closing equity raise may not be completed in a timely manner or at all, and in each case, the potential consequences of non-completion or delays in completion.

•
The fact that the exchange ratio is fixed and will not fluctuate in the event that the market price of Sayona ordinary shares increases relative to the market price of Piedmont common stock between the date of the merger agreement and the completion of the merger.

•
The fact that the merger agreement imposes “no-shop” restrictions on Sayona’s ability to solicit alternative transactions and make certain acquisitions, which are described in the sections entitled “The Merger Agreement—Interim Operations of Piedmont and Sayona Pending the Merger” beginning on page 134 and “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 140.

•
The fact that there are limited circumstances in which the Sayona board may terminate the merger agreement or change its recommendation that Sayona’s shareholders approve the Sayona merger proposals, and if the merger agreement is terminated under specified circumstances, including by Piedmont as a result of a change in recommendation of the Sayona board or because Sayona has willfully and materially breached its non-solicitation obligations, then Sayona has agreed to pay Piedmont a termination fee of $2.62 million. For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination” beginning on page 166.

•
The potential that the “no-shop” and termination provisions of the merger agreement could have the effect of discouraging alternative bidders that might have been willing to submit superior proposals for Sayona.

•
The fact that, if the merger agreement is terminated by either party because Piedmont stockholders have not approved the Piedmont merger proposal, then, absent other specified circumstances, Sayona will not be entitled to any termination fee or expense reimbursement from Piedmont. For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination” beginning on page 166.

•
The requirement that Sayona must hold a shareholder vote on the approval of the Sayona merger proposals, even if the Sayona board has withdrawn or changed its recommendation in favor of the Sayona merger proposals, and the inability of Sayona to terminate the merger agreement in connection with an acquisition proposal. For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 140.

•	The transaction costs to be incurred by Sayona in connection with the merger.
•	The additional costs to be incurred by Sayona after closing of the merger as a reporting company under the U.S. Exchange Act and a Nasdaq-listed company.
•
The possibility that the merger could have adverse effects on relationships with third parties with whom Sayona and Piedmont do business, including under contracts that may require consents for merger transactions or transactions resulting in a change of control.

•	The possibility of lawsuits being brought against Sayona, Piedmont or their respective boards in connection with the merger.
•
The risk that antitrust or foreign direct investment regulatory authorities may not approve the merger or may seek to impose terms and conditions on their approvals that adversely affect the business, operations and financial results of the combined business following the merger.

•
The restrictions on the conduct of business of Sayona during the period between the signing of the merger agreement and the consummation of the merger as set forth in the merger agreement, including the requirement that Sayona must conduct its business only in the ordinary course, subject to specific exceptions, which could negatively impact Sayona’s ability to pursue various business opportunities or strategic transactions.

•
The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Piedmont and its subsidiaries but that will not entitle Sayona to terminate the merger agreement.

•
The potential impact on the market price of Sayona ordinary shares as a result of the issuance of the merger consideration to holders of eligible shares of Piedmont common stock and holders of eligible Piedmont CDIs.

•	The risk that certain members of Sayona’s and Piedmont’s management teams might choose not to remain employed with the combined business.
•	Various other risks described in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 32.
The Sayona board considered all of these factors as a whole and unanimously approved the merger agreement and the transactions contemplated thereby, including the issuance of Sayona ordinary shares and Sayona ADSs in connection with the merger. The foregoing discussion of the information and factors considered by the Sayona board in reaching its conclusions and recommendation includes the principal factors considered by the Sayona board, but is not intended to be exhaustive and may not include all of the factors considered by the Sayona board. In view of the wide variety of factors considered by the Sayona board in connection with its evaluation of the merger and the complexity of these matters, the Sayona board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative or specific weights to the specific factors that it considered in reaching its decision. Rather, the Sayona board viewed its decisions as being based on the totality of the factors and information it considered. In considering the factors described above and any other factors, each individual member of the Sayona board applied his or her own personal business judgment to the process and may have viewed factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the Sayona board is forward-looking in nature and should be read in light of the factors described in the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61.
Recommendation of the Piedmont Board; Piedmont’s Reasons for the Merger
At its meeting on November 18, 2024, the members of the Piedmont board unanimously determined that the merger agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the holders of Piedmont common stock. The Piedmont board unanimously recommends that the stockholders of Piedmont vote in favor of the Piedmont merger proposal at the Piedmont special meeting.
In evaluating the merger agreement and the proposed transactions, including the merger, the Piedmont board consulted with management, as well as Piedmont’s internal and outside legal counsel and Piedmont’s financial advisor, and considered a number of factors, weighing assumed benefits of the merger as well as potential risks of the merger.
The Piedmont board considered the following factors that it believes generally support its determinations and recommendations:
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the Piedmont board’s belief that, after a thorough review, the merger is more favorable to Piedmont’s stockholders than the potential value that might result from any other alternatives available, including remaining an independent company, or pursuing a significant acquisition or other business combination;

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the Piedmont board’s expectations relating to the value of the merger consideration to be received by Piedmont’s stockholders after giving effect to the combination of Piedmont’s and Sayona’s businesses, relative to the value of the Piedmont common stock on a standalone basis if Piedmont were not to engage in the merger, including the fact that, following the merger, Piedmont’s stockholders will have the opportunity to participate in the potential value created by combining Piedmont and Sayona;

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the current and prospective business environment in which Piedmont operates, including international, national and local economic conditions, the competitive environment and the likely effect of these factors on Piedmont and the execution of Piedmont’s plans as a standalone company;

•	the Piedmont board’s view that the current lithium price and uncertainty with respect to future lithium prices presents a risk to the prospects for Piedmont on a standalone basis;
•	the Piedmont board’s belief that the combined company would create a leading lithium business with spodumene resources of global scale, and among the largest lithium producers in North America;
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the Piedmont board’s belief that the consolidation and simplification of North American Lithium’s ownership by the combined company provides the ability to pursue potential value accretive growth that would otherwise not be available to Piedmont’s stockholders on a standalone basis;

•	the Piedmont board’s belief that the merger would streamline the contractual relationship between Piedmont and Sayona and reduce operational costs of the combined company;
•	the Piedmont board’s belief that the combined company would be better able to serve the large and growing global customer base across electric vehicle and energy storage value chains;
•	the Piedmont board’s expectation that the merger will increase operational capabilities and know-how after the closing, which is business critical for the industry in which Piedmont operates;
•	the Piedmont board’s belief that the combined company would have a stronger financial profile with a stronger combined balance sheet to support the combined company’s enhanced growth pipeline;
•	the anticipated generation of estimated pre-tax run-rate cost synergies of approximately $15 - $20 million per year by the end of year 2 following the closing of the merger;
•	the financial and other terms and conditions of the merger agreement as reviewed by the Piedmont board;
•	Piedmont’s due diligence examinations of Sayona and discussions with Piedmont’s management and financial and legal advisors;

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that the fixed exchange ratio will not adjust downwards or upwards to compensate for changes in the price of Piedmont common stock or Sayona ordinary shares prior to the consummation of the merger and therefore provides certainty to Piedmont’s stockholders as to their pro forma percentage ownership of approximately 50% of the combined company, which is in line with the relative fundamental valuations in similar transactions;

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information and discussions regarding the benefits of size and scale and the expected credit profile of the combined company and the expected pro forma effect of the proposed transaction on these factors;

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the financial analyses presented by J.P. Morgan to the Piedmont board and the November 18, 2024 oral opinion delivered by J.P. Morgan to the Piedmont board, which was subsequently confirmed by delivery of its written opinion dated November 18, 2024, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Piedmont common stock, as more fully described below in the section entitled “The Merger—Opinion of J.P. Morgan Securities LLC, Piedmont’s Financial Advisor.” The full text of the written opinion of J.P. Morgan, dated November 18, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion;

•	the likelihood that the merger will be consummated, based on, among other things:
○	the closing conditions to the merger, which the Piedmont board considered to be appropriately limited; and
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the commitment made by Sayona and Piedmont in the merger agreement to cooperate with each other and use their respective reasonable best efforts to obtain required regulatory approvals, including under the HSR Act, CFIUS laws, the Investment Canada Act and other applicable foreign antitrust and investment screening laws, as discussed further under “The Merger Agreement—HSR, CFIUS and Other Regulatory Approvals”;

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the terms and conditions of the merger agreement and the course of negotiations of such agreement, including, among other things, the ability of the Piedmont board, under certain circumstances, to change its recommendation to Piedmont’s stockholders concerning the merger, as further described under “The Merger Agreement—No Solicitation; Changes of Recommendation”;

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the termination fee of $2.62 million payable to Sayona from Piedmont upon termination of the merger agreement under specified circumstances is reasonable in light of, among other things, the benefits of the merger to Piedmont’s stockholders and the likelihood that such a fee would not preclude or unreasonably restrict the emergence of a superior proposal, as well as the fact that generally no termination fee is payable by Piedmont to Sayona if the Piedmont board has not changed its recommendation to Piedmont’s stockholders to vote for such proposal and Piedmont has not materially breached certain provisions of the merger agreement;

•	the termination fee of $2.62 million payable to Piedmont from Sayona in specified circumstances;
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the terms of the merger agreement that restrict Sayona’s ability to solicit alternative transaction proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with Sayona, as further discussed under “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 140;

•	the belief of the Piedmont board that the end date of September 30, 2025 allows for sufficient time to complete the merger ; and
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the governance arrangements contained in the merger agreement, which provide that, immediately after completion of the merger, the combined company’s board of directors will consist of eight directors, four of whom, including the chairperson of the board, will be selected by Piedmont.

The Piedmont board also considered a variety of risks and other countervailing factors, including:
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the restrictions on the conduct of Piedmont’s business during the pendency of the merger, which may delay or prevent Piedmont from undertaking business opportunities that may arise or may negatively affect Piedmont’s ability to attract and retain key personnel;

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the terms of the merger agreement that restrict Piedmont’s ability to solicit alternative transaction proposals and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative transaction, as further discussed in the subsection of this proxy statement/prospectus entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 140;

•	the potential for diversion of management and employee attrition and the possible effects of the announcement and pendency of the merger on customers and business relationships;
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the amount of time it could take to complete the merger, including the fact that completion of the merger depends on factors outside of Piedmont’s control, including regulatory approvals, and the approval by Sayona’s shareholders, and that there can be no assurance that all the conditions to the merger will be satisfied even if the merger is approved by Piedmont’s stockholders;

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the fact that Sayona would generally not be required to pay a termination fee if the merger agreement is terminated, unless the Sayona board has changed its recommendation to Sayona’s shareholders to vote in favor of the Sayona merger proposals or Sayona has materially breached certain provisions of the merger agreement;

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the possibility of non-consummation of the merger and the potential consequences of non-consummation, including the potential negative impacts on Piedmont, its business and the trading price of the Piedmont common stock;

•	the challenges inherent in the combination of two business enterprises of the size and scope of Piedmont and Sayona and the cross-border nature of the combined company;
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the fact that Piedmont and Sayona have incurred and will continue to incur significant transaction costs and expenses in connection with the merger, regardless of whether the merger is consummated, and that these costs may be greater than anticipated;

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the fact that there is significant uncertainty as to whether Section 367(a) of the Code will apply to the merger and require U.S. holders of Piedmont common stock that participate in the merger to recognize taxable gain (but not loss) as a result of the merger, including because such determination is complex and depends on factors that cannot be determined until following the closing of the merger, as well as the interpretation of legal authorities which are not entirely clear and subject to change, as further discussed in the subsection of this proxy statement/prospectus entitled “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 112; and

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the risks of the type and nature described in the sections of this proxy statement/prospectus entitled “Risk Factors” beginning on page 32 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61.

The Piedmont board believed that the merger was a unique opportunity and concluded that the uncertainties, risks and potentially negative factors relevant to the merger are outweighed by the potential benefits that it expects Piedmont and its stockholders will achieve as a result of the merger.
In considering the recommendation of the Piedmont board, Piedmont’s stockholders should be aware that directors and executive officers of Piedmont have interests in the proposed transaction that are in addition to, or different from, any interests they might have as stockholders. See “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Merger” beginning on page 97 of this proxy statement/prospectus.
This discussion of the information and factors considered by the Piedmont board includes the principal positive and negative factors considered by the Piedmont board, but is not intended to be exhaustive and may not include all of the factors considered by the Piedmont board. In view of the wide variety of factors considered in connection with its evaluation of the merger, and the complexity of these matters, the Piedmont board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and to make its recommendations to Piedmont’s stockholders. Although the foregoing factors are divided into generally positive and generally negative factors, the factors are not presented in order of relative importance and the Piedmont board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Piedmont board viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Piedmont board may have viewed each factor as more or less positive or negative, or given differing weights to different factors.
Opinion of J.P. Morgan Securities LLC, Piedmont’s Financial Advisor
Pursuant to an engagement letter, Piedmont retained J.P. Morgan as its financial advisor in connection with the proposed merger.
At the meeting of the Piedmont board on November 18, 2024, J.P. Morgan rendered its oral opinion to the Piedmont board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Piedmont common stock. J.P. Morgan confirmed its November 18, 2024 oral opinion by delivering its written opinion, dated November 18, 2024, to the Piedmont board that, as of such date, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Piedmont common stock.
The full text of the written opinion of J.P. Morgan, dated November 18, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Piedmont’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Piedmont board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger and was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Piedmont common stock in the proposed merger and did not address any other aspect of the proposed merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of Piedmont or as to the underlying decision by Piedmont to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Piedmont as to how such stockholder should vote with respect to the proposed merger or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed a draft dated November 18, 2024 of the merger agreement;
•	reviewed certain publicly available business and financial information concerning Piedmont and Sayona and the industries in which they operate;
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compared the proposed financial terms of the proposed merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

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compared the financial and operating performance of Piedmont and Sayona with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Piedmont common stock and the Sayona ordinary shares and certain publicly traded securities of such other companies;

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reviewed certain internal financial analyses and forecasts prepared by the management of Piedmont relating to the businesses of Piedmont and Sayona, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Piedmont and Sayona with respect to certain aspects of the proposed merger, and the past and current business operations of Piedmont and Sayona, the financial condition and future prospects and operations of Piedmont and Sayona, the effects of the merger on the financial condition and future prospects of Piedmont and Sayona and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Piedmont and Sayona or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Piedmont or Sayona under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Piedmont and Sayona to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with the management of Piedmont, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Piedmont, Sayona and Merger Sub in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. At the direction of Piedmont, J.P. Morgan also assumed that the Power Equity Raise (as defined in J.P. Morgan’s written opinion), the Shock Equity Raise (as defined in J.P. Morgan’s written opinion) and the Closing Equity Raise (as defined in J.P. Morgan’s written opinion) (together with the Power Equity Raise and the Shock Equity Raise, the “Equity Raises”) would each be on the terms and take place on the dates discussed with the management of Piedmont. Furthermore, J.P. Morgan also assumed, at the direction of Piedmont, that if the proposed merger were not to occur, each of Piedmont and Sayona would need to raise equity on the terms discussed with the management of Piedmont. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Piedmont with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained without any adverse effect on Piedmont or Sayona or on the contemplated benefits of the proposed merger.
The projections furnished to J.P. Morgan were prepared by Piedmont’s management as discussed more fully in the section of this proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information.” Piedmont does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Piedmont’s management, including, without limitation, factors related to general economic and competitive conditions, prevailing interest rates and other factors as set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61 of this proxy statement/prospectus. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “—Certain Unaudited Prospective Financial Information” beginning on page 92 of this proxy statement/prospectus.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Piedmont common stock in the proposed merger and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of Piedmont or as to the underlying decision by Piedmont to engage in the proposed merger. Furthermore, J.P. Morgan also expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed merger, or any class of such persons relative to the exchange ratio applicable to the holders of Piedmont common stock in the proposed merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion with respect to the terms of the Equity Raises. J.P. Morgan expressed no opinion as to the price at which Piedmont common stock, Piedmont CDI Shares, Sayona ordinary shares or Sayona ADSs will trade at any future time.
J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Piedmont or any other alternative transaction.
The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Piedmont and Sayona, and the decision to enter into the merger agreement was solely that of the Piedmont board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Piedmont board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Piedmont board or Piedmont’s management with respect to the proposed merger or the exchange ratio.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Piedmont board on November 18, 2024 and in the financial analyses presented to the Piedmont board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Piedmont board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Public Trading Multiples
Using publicly available information, J.P. Morgan compared selected financial data of each of Piedmont and Sayona with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Piedmont and Sayona (or aspects thereof). The companies selected by J.P. Morgan were as follows:

Early-Stage Producers	Advanced Developers	Developers
Core Lithium Limited	Liontown Resources Limited	Atlantic Lithium Limited
Lithium Americas (Argentina) Corp.	Lithium Americas Corp.	ioneer Ltd.
Piedmont Lithium Inc.		Patriot Battery Metals Inc.
Sayona Mining Limited		Standard Lithium Ltd.
Sigma Lithium Corporation		Vulcan Materials Company

These companies were selected, among other reasons, by J.P. Morgan because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of Piedmont and Sayona. However, certain of these companies may have characteristics that are materially different from those of Piedmont and Sayona. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Piedmont and Sayona.
Using publicly available information, J.P. Morgan calculated, for each selected company as of November 15, 2024, the multiple of the market price per share of such company’s common stock to the broker consensus estimates of such company’s net asset value per share for the applicable company (the “P/NAV Multiple”). Based on the results of this analysis, J.P. Morgan selected a P/NAV Multiple reference range for each of Piedmont and Sayona of 0.2x to 1.2x.
J.P. Morgan calculated the net asset value of Piedmont utilizing the discounted cash flow analysis methodology described below based on the Consensus Case (as described more fully in the section of this proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information”) and a 9% discount rate, based on broker consensus estimates. J.P. Morgan then applied the P/NAV Multiple reference range to such net asset value. This analysis indicated a range of implied equity values per share of Piedmont common stock (rounded to the nearest $0.25) of approximately $4.25 to $24.75, which was compared to (i) the closing trading price of Piedmont common stock of $11.68 on November 15, 2024, (ii) the estimated adjusted share price of Piedmont common stock, pro forma for Piedmont’s assumed portion of the Equity Raises, of $11.18 on November 15, 2024 and (iii) the implied share price of Piedmont common stock at the exchange ratio of $11.92.
J.P. Morgan calculated the net asset value of Sayona utilizing the discounted cash flow analysis methodology described below based on the Consensus Case (as described more fully in the section of this proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information”) and a 10% discount rate, based on broker consensus estimates. J.P. Morgan then applied the P/NAV Multiple reference range to such net asset value. This analysis indicated a range of implied equity values per share of Sayona ordinary shares of approximately $0.009 to $0.055, which was compared to (i) the closing trading price of Sayona ordinary shares of $0.023 on November 15, 2024 and (ii) the estimated adjusted share price of Sayona ordinary shares, pro forma for Sayona’s assumed portion of the Equity Raises, of $0.022 on November 15, 2024. The closing trading price and the estimated adjusted share price of Sayona ordinary shares were converted to U.S. dollars at spot exchange rates as of November 15, 2024.
Selected Transactions Analysis
Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar to Piedmont and Sayona’s businesses (or aspects thereof). The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed merger:

Announcement Date	Acquiror	Target
August 14, 2024	Pilbara Minerals Limited	Latin Resources Ltd.
October 25, 2023	Sociedad Química y Minera de Chile S.A. / Hancock Prospecting Pty Ltd.	Azure Minerals Limited
December 22, 2021	Huayou Cobalt Co., Ltd.	Arcadia Mine (Prospect Resources Limited / Government of Zimbabwe)
December 21, 2021	Rio Tinto plc	Rincon Lithium Project (Rincon Mining Pty Ltd.)
November 17, 2021	Lithium Americas Corp.	Millennial Lithium Corp.
October 8, 2021	Zijin Mining Group Co., Ltd.	Neo Lithium Corp.
September 16, 2021	Sibanye-Stillwater	Rhyolite Ridge (ioneer Ltd)
July 2, 2021	Piedmont Lithium Inc.	Ewoyaa Project (Atlantic Lithium Limited)
April 19, 2021	Orocobre Limited (Allkem Limited)	Galaxy Resources Limited
September 12, 2020	IGO Limited	Tianqi Lithium Energy Australia (51% Talison Lithium Pty Ltd Greenbushes Lithium Operation and Kwinana Lithium Hydroxide Refinery)
October 28, 2020	Pilbara Minerals Limited	Altura Lithium Operations Pty Ltd.

None of the selected transactions reviewed was identical to the proposed merger. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed merger.
Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the transaction equity value to the broker consensus estimates of the target company’s net asset value as of the announcement date, for the applicable transaction (the “Transaction P/NAV Multiple”). Based on the results of this analysis, J.P. Morgan selected a Transaction P/NAV Multiple reference range for Piedmont and Sayona of 0.3x to 1.0x. J.P. Morgan then applied such reference range to the net asset values of each of Piedmont and Sayona (calculated as described above). This analysis indicated a range of implied equity values per share of Piedmont common stock (rounded to the nearest $0.25) of approximately $6.25 to $20.75, which was compared to (i) the closing trading price of Piedmont common stock of $11.68 on November 15, 2024, (ii) the estimated adjusted share price of Piedmont common stock, pro forma for Piedmont’s assumed portion of the Equity Raises, of $11.18 on November 15, 2024 and (iii) the implied share price of Piedmont common stock at the exchange ratio of $11.92. This analysis also indicated a range of implied equity values per share of Sayona ordinary shares of approximately $0.014 to $0.046, which was compared to (i) the closing trading price of Sayona ordinary shares of $0.023 on November 15, 2024 and (ii) the estimated adjusted share price of Sayona ordinary shares, pro forma for Sayona’s assumed portion of the Equity Raises, of $0.022 on November 15, 2024. The closing trading price and the estimated adjusted share price of Sayona ordinary shares were converted to U.S. dollars at spot exchange rates as of November 15, 2024.
Sum-of-the-Parts Discounted Cash Flow Analysis
J.P. Morgan conducted a sum-of-the parts discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Piedmont common stock and Sayona ordinary shares, each based on two commodity price cases provided to J.P. Morgan by the management of Piedmont (referred to herein as the “Low Case” and the “Mid Case”) included in the Forecasts (as discussed more fully in the section entitled “—Certain Unaudited Prospective Financial Information” beginning on page 92 of this proxy statement/prospectus), as directed by the Piedmont board.
J.P. Morgan calculated the unlevered free cash flows that (i) Piedmont’s upstream assets are expected to generate from the expected life of the upstream assets, which spans from fiscal years 2025 to 2049 for North American Lithium, fiscal years 2027 to 2039 for Ewoyaa and fiscal years 2031 to 2050 for Carolina Lithium, and (ii) Piedmont’s downstream assets and corporate items are expected to generate from fiscal years 2025 to 2039, with corporate expenses carried forward until fiscal year 2049 (as set forth in the section of this proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information”), in each case based upon each of the Low Case and the Mid Case and risk adjustments based on guidance provided by Piedmont’s management. J.P. Morgan also calculated a range of terminal values of the downstream assets and corporate items at the end of these periods by applying the terminal growth rate of 0%, based on guidance provided by Piedmont’s management, to estimates of the unlevered terminal free cash flows for such assets and items as of the final year of the applicable period. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2024 using discount rates ranging from 9.00% to 11.00%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Piedmont. The present values of the unlevered free cash flow estimates were then adjusted for Piedmont’s estimated net cash (which assumed approximately $53 million in net proceeds from Piedmont’s assumed portion of the Equity Raises) as of December 31, 2024 and the value of marketable securities of Atlantic Lithium owned by Piedmont, as provided by Piedmont’s management, and the resulting values were divided by the estimated number of fully diluted shares of Piedmont common stock outstanding as of December 31, 2024 after giving effect to Piedmont’s assumed portion of the Equity Raises, as provided by Piedmont’s management. This analysis indicated a range of implied equity values per share for Piedmont common stock (rounded to the nearest $0.25) of approximately $3.50 to $4.50 in the Low Case and $26.25 to $38.50 in the Mid Case, which was compared to (i) the closing trading price of Piedmont common stock of $11.68 on November 15, 2024, (ii) the estimated adjusted share price of Piedmont common stock, pro forma for Piedmont’s assumed portion of the Equity Raises, of $11.18 on November 15, 2024 and (iii) the implied share price of Piedmont common stock at the exchange ratio of $11.92.
J.P. Morgan calculated the unlevered free cash flows that (i) Sayona’s upstream assets are expected to generate from the expected life of the upstream assets, which spans from fiscal years 2025 to 2049 for North American Lithium and fiscal years 2030 to 2059 for Moblan Lithium, and (ii) Sayona’s corporate items are expected to generate from fiscal years 2025 to 2039 (as set forth in the section of this proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information”), in each case based upon each of the Low Case and the Mid Case and risk adjustments based on guidance provided by Piedmont’s management. J.P. Morgan also calculated a range of terminal values of the corporate items at the end of this period by applying the terminal growth rate of 0%, based on guidance provided by Piedmont’s management, to estimates of the unlevered terminal free cash flows for the items at the end of fiscal year 2039. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2024 using discount rates ranging from 9.00% to 11.00%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Sayona. The present values of the unlevered free cash flow estimates were then adjusted for Sayona’s estimated net cash (which assumed approximately $53 million in net proceeds from Sayona’s assumed portion of the Equity Raises) as of December 31, 2024, as provided by Piedmont’s management, and the resulting values were divided by the estimated number of fully diluted shares of

Sayona ordinary shares outstanding as of December 31, 2024 after giving effect to Sayona’s assumed portion of the Equity Raises, as provided by Piedmont’s management. This analysis indicated a range of implied equity values per share for Sayona ordinary shares of $0.018 to $0.026 in the Low Case and $0.050 to $0.065 in the Mid Case, which was compared to (i) the closing trading price of Sayona ordinary shares of $0.023 on November 15, 2024 and (ii) the estimated adjusted share price of Sayona ordinary shares, pro forma for Sayona’s assumed portion of the Equity Raises, of $0.022 on November 15, 2024. The closing trading price and the estimated adjusted share price of Sayona ordinary shares were converted to U.S. dollars at spot exchange rates as of November 15, 2024.
Implied Relative Value Analysis.
J.P. Morgan compared the results for Piedmont to the results for Sayona with respect to the public trading multiples and discounted cash flow analyses described above. J.P. Morgan compared the lowest equity value per share for Piedmont by the highest equity value per share for Sayona to derive the lowest implied exchange ratio implied by each pair of results. J.P. Morgan also compared the highest equity value per share for Piedmont to the lowest equity value per share of Sayona to derive the highest exchange ratio implied by each pair of results. The ranges of implied exchange ratios from this analysis were:

Comparison	Range of Implied Exchange Ratios
Discounted cash flow in the Low Case	136.731x – 253.830x
Discounted cash flow in the Mid Case	406.475x – 775.987x
P/NAV public trading multiples	77.595x – 2,711.255x

The ranges of implied exchange ratios resulting from the foregoing analysis were compared to (i) the exchange ratio of 527.000x, (ii) the exchange ratio of Piedmont common stock to Sayona ordinary shares based on the closing trading prices of each as of November 15, 2024 of 516.546x and (iii) the exchange ratio of Piedmont common stock to Sayona ordinary shares based on the closing trading prices of each as of November 15, 2024 and adjusted for the Equity Raises of 516.206x.
Discounted Cash Flow-Based Value Creation Analysis
J.P. Morgan prepared a value creation analysis based on each of the Low Case and the Mid Case that compared the estimated implied equity value of Piedmont on a standalone basis, based on the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above, to the estimated Piedmont shareholders’ portion of the pro forma combined company equity value. J.P. Morgan determined the Piedmont shareholders’ portion of pro forma combined company equity value by (i) adding the sum of (a) the equity value of Piedmont using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above, (b) the equity value of Sayona derived using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above and (c) the net present value of expected Synergies using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of the Synergies described below, (ii) subtracting the estimated one-time transaction fees (based on guidance provided by Piedmont’s management) and (iii) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Piedmont common stock of 50%.
J.P. Morgan determined the projected net present value of expected Synergies by conducting a discounted cash flow analysis. J.P. Morgan calculated the unlevered free cash flows that the projected net Synergies were expected to generate during calendar year 2025 through calendar year 2039 based on estimates by Piedmont’s management, utilizing each of the Low Case and the Mid Case. J.P. Morgan also calculated a range of terminal values for the projected net Synergies at the end of this period by applying the terminal growth rate of 0%, based on guidance provided by Piedmont’s management, to the estimated terminal unlevered free cash flow of the projected net Synergies at the end of calendar year 2039. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2024 using a range of discount rates from 9.00% to 11.00%, which range was chosen by J.P. Morgan based upon the Sayona discount range in above section titled “—Sum-of-the-Parts Discounted Cash Flow Analysis.” Based on the foregoing, this analysis indicated the following range of net present values for the projected net Synergies of $137 million to $168 million in the Low Case and $134 million to $164 million in the Mid Case.
The value creation analysis indicated that the value of the Piedmont shareholders’ portion of the pro forma combined company was $264 million in the Low Case, which represents accretion in value of $5.92 per share, or

131% compared to the standalone equity value of Piedmont, and $840 million in the Mid Case, which represents accretion in value of $1.53 per share, or 5% compared to the standalone equity value of Piedmont. There can be no assurance that the expected Synergies, the estimated one-time transaction fees and the Equity Raises will not be substantially greater or less than the estimates described above.
Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of either Piedmont or Sayona. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Piedmont or Sayona and none of the selected transactions reviewed as described in the above summary is identical to the proposed merger. However, the companies selected were chosen by J.P. Morgan because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Piedmont or Sayona. The transactions selected were similarly chosen by J.P. Morgan because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the proposed merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Piedmont and Sayona and the transactions compared to the proposed merger.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Piedmont with respect to the proposed merger and deliver an opinion to the Piedmont board with respect to the proposed merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Piedmont and the industries in which it operates.
For financial advisory services rendered in connection with the proposed merger, Piedmont has agreed to pay J.P. Morgan an estimated fee of approximately $8 million, $3 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed merger. In addition, Piedmont has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two years preceding the date of J.P. Morgan’s written opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Sayona. During the two years preceding the date of J.P. Morgan’s written opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Piedmont, for which J.P. Morgan and its affiliates received customary compensation. Such services during such period have included acting as financial advisor to Piedmont in connection with LG Chem’s equity investment in Piedmont in February 2023. During the two years preceding the date of J.P. Morgan’s written opinion, the aggregate fees recognized by

J.P. Morgan from Piedmont were approximately $2 million. In addition, J.P. Morgan and/or its affiliates are currently providing advisory services to Piedmont in connection with the Equity Raises being undertaken concurrently with the proposed merger by Piedmont, Sayona and on behalf of Sayona in its capacity as the surviving entity of the proposed merger for which J.P. Morgan and its affiliates received and will receive no additional fees. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 2% of the outstanding shares of Piedmont common stock and less than 1% of the outstanding shares of Sayona ordinary shares. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Piedmont or Sayona for their own account or for the accounts of customers and, accordingly, likely hold long or short positions in such securities or other financial instruments.
Certain Unaudited Prospective Financial Information
Piedmont and Sayona do not, as a matter of course, publicly disclose long-term projections or internal projections of their respective future financial performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates, other than, from time to time, providing guidance for certain expected financial results and operational metrics. Piedmont and Sayona do not endorse any unaudited prospective financial information as a reliable indication of future results. However, in connection with its evaluation of the merger, the Piedmont board considered:
•
Certain non-public unaudited prospective financial information relating to Piedmont on a standalone basis for certain calendar years ending December 31, 2024 through 2050, prepared by Piedmont’s management (the “Piedmont Forecasts”);

•
Certain non-public unaudited prospective financial information relating to Sayona on a standalone basis for certain calendar years ending December 31, 2024 through 2059, originally prepared and provided by Sayona’s management reflecting a single set of certain non-public unaudited prospective financial information relating to Sayona on a standalone basis (the “Sayona Forecasts”), and adjusted by Piedmont’s management based on certain assumptions, estimates and judgments (the “Piedmont Adjusted Sayona Forecasts”);

•
Three different commodity price forecasts for real lithium product pricing prepared by Piedmont’s management based on (i) a pricing scenario representing the median of Wall Street analyst expectations available to Piedmont management (the “Consensus Case”) (ii) a normalized pricing scenario informed by Wall Street analyst expectations and historical spot prices (the “Mid Case”), and (iii) a scenario informed by the low-end of Wall Street analyst estimates and current spot price (the “Low Case,” and together with the Consensus Case and Mid Case the “Lithium Price Assumptions”);

•
Certain synergies projected to result from the merger for certain calendar years ending December 31, 2025 through 2039, reflecting certain synergies projected to result from the merger developed by Piedmont’s and Sayona’s respective management (the “Projected Synergies”); and

•
Certain equity raising assumptions prepared by Piedmont’s management to reflect equity capital that both companies would need to raise on a standalone basis to fund on-going commitments and for general corporate purposes (the “Equity Raising Assumptions”).

The Piedmont Forecasts, the Piedmont Adjusted Sayona Forecasts, the Lithium Price Assumptions, the Projected Synergies and the Equity Raising Assumptions (collectively, the “Forecasts”) were provided to J.P. Morgan by Piedmont for its use and reliance in connection with its financial analyses and opinion, as more fully described in the section entitled “—Opinion of J.P. Morgan Securities LLC, Piedmont’s Financial Advisor” beginning on page 85 of this proxy statement/prospectus.
The Piedmont Forecasts were originally developed by Piedmont’s management beginning in the third quarter of 2023 in connection with the potential merger transaction and updated in the third quarter of 2024 and made available to Sayona in September 2024. All Forecasts were presented to the Piedmont board on September 18, 2024, and again on November 18, 2024, as part of Piedmont’s overall evaluation of the potential merger. Although there is uncertainty in developing projections over 40 years out, the Piedmont board believed that it was reasonable and appropriate to consider such projections in connection with the proposed merger because they reflect the life-of-the-mine for each asset, which is customary for considering value in the industry of Piedmont and Sayona, although the later years would be less reliable and subject to holding certain key assumptions constant to reflect a steady-state environment. Given the finite life of the relevant assets, the Piedmont board considered that projections through the life-of-the-mine and in accordance with the life-of-the-mine plan for each asset would be a more reasonable and appropriate basis for assessing net asset value as opposed to considering a terminal value that assumes a perpetual life of the assets. The Piedmont Adjusted Sayona Forecasts and the Equity Raising Assumptions were not made available to Sayona. The Forecasts are summarized below.
Certain Limitations on the Forecasts
The Forecasts are unaudited and were not prepared with a view to public disclosure but are included in this proxy statement/prospectus solely because such information was made available to the Piedmont board and J.P. Morgan and used in the process leading to the execution of the merger agreement. The summary of the Forecasts is not included in this proxy statement/prospectus in order to induce any Piedmont shareholder to vote in favor of the Proposals or any other matter. The Forecasts should be evaluated, if at all, in conjunction with the separate financial statements of Piedmont and other information regarding Piedmont contained in or incorporated by reference into this proxy statement/prospectus and the following factors.
The Forecasts were not prepared with a view to compliance with U.S. GAAP, the published guidelines of the SEC (including those regarding projections, forward-looking statements or the use of non-GAAP financial measures) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective or pro forma financial information. The Forecasts may therefore differ from how Piedmont provides annual guidance.
The Forecasts included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Piedmont’s management. Other than preparing the Sayona Forecasts and providing them to Piedmont, Sayona’s management was not involved in the preparation of the Forecasts. The Forecasts and the Sayona Forecasts were based on internally prepared unaudited forward-looking financial information, which in turn was based on the inputs, assumptions, estimates and judgments made or used by Piedmont’s management or, in the case of the Sayona Forecasts, Sayona’s management, at the respective times of their preparation and speak only as of such times. Neither PricewaterhouseCoopers LLP, Piedmont’s independent auditors, nor Deloitte & Touche LLP nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Moore Australia Audit (WA), Sayona’s independent auditor, has not compiled, examined, or performed any procedures with respect to the Sayona Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with the Sayona Forecasts. The reports of the independent registered public accounting firms incorporated by reference into this proxy statement/prospectus and the independent auditor included in this proxy statement/prospectus relate to the previously issued financial statements of either Piedmont or Sayona, respectively. Such reports do not extend to the prospective financial information and should not be read to do so.
The Forecasts are calculated reflecting revenue, measures of earnings and cash flows based on Piedmont’s ownership interests in entities in which it owns less than all of the equity interests and adjusted for the probability of realization for certain development projects as determined by Piedmont’s management, which is not consistent in certain respects with Piedmont’s GAAP financial reporting.
The Forecasts include non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP and non-GAAP financial measures as used by Piedmont in the Forecasts may not be comparable to similarly titled amounts used by other companies or in other contexts. These non-GAAP measures are included in this proxy statement/prospectus because such information was made available to the Piedmont board and J.P. Morgan and used in the process leading to the execution of the merger agreement, as described elsewhere in this proxy statement/prospectus. Financial measures that are not consistent with GAAP should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Reconciliations of non-GAAP financial measures to the most directly comparable measures prepared in accordance with GAAP are not being provided because they are not required in a filing related to a business combination and, in any event, Piedmont is unable to provide reconciliations without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which any relevant adjustments would be recognized.

The Forecasts are presented below on a real basis (i.e., as adjusted for excluding the impact of inflation, based on current observed market estimates).
Although a summary of the Forecasts is presented with numerical specificity, this information is not factual and should not be relied upon as being necessarily predictive of actual future results. The Forecasts are forward-looking statements and reflect inputs, assumptions, estimates and judgments as to future events made or used by Piedmont’s management that it believed were reasonable at the time the Forecasts were prepared, taking into account the relevant information available to Piedmont’s management at the time. Some or all of the assumptions that have been made in connection with the preparation of the Forecasts may have changed since the date the Forecasts were prepared. Certain information below provides summaries of the key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Forecasts. Important factors that may affect actual results and cause the Forecasts not to be achieved include any inaccuracy of the assumptions underlying the Forecasts (including, among others, those described below under “—Material Underlying Assumptions”), the general economic, financial, political, legal, regulatory and industrial conditions, changes in demand for lithium or products that require lithium, changes in actual or projected production, production capacity, production costs or cash flows, competitive pressures, changes in tax laws or accounting rules, changes in government regulations and regulatory requirements, costs and availability of resources and the other factors described under “Cautionary Statement Regarding Forward-Looking Statements” on page 61 of this proxy statement/prospectus. As a result, there can be no assurance that the Forecasts will be realized, and actual results may be materially better or worse than those contained in the Forecasts. The inclusion of this information should not be regarded as an indication that Piedmont, J.P. Morgan or Sayona, their respective representatives or any other recipient of this information considered, or now considers, the Forecasts or the Sayona Forecasts to be material information of Piedmont or Sayona or necessarily predictive of actual future results nor should it be construed as financial guidance, and it should not be relied upon as such.
The Forecasts do not take into account any circumstances or events occurring after the date that they were prepared. Actual results may be materially different from those contained in the Forecasts, and because the Forecasts cover multiple years and extend many years into the future, such information by its nature becomes less predictive with each successive year. Because the Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. Except to the extent required by applicable U.S. federal securities laws, Piedmont does not intend, and expressly disclaims any responsibility, to update or otherwise revise the Forecasts to reflect circumstances existing after the respective dates on which they were prepared or to reflect the occurrence of future events or changes in general economic or industry conditions, even if any of the assumptions underlying the Forecasts are shown to be in error. Piedmont cannot give any assurance that, had the Forecasts been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used.
None of Piedmont, Sayona or any of their respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any Piedmont shareholder or other person relating to the Forecasts or the Sayona Forecasts, including regarding the ultimate performance of Piedmont or Sayona compared to the information contained in the Forecasts (or their underlying assumptions) or that the Forecasts will be achieved (or that their underlying assumptions will occur).
This proxy statement/prospectus was not prepared for the purposes of obtaining Sayona shareholders’ vote on the merger and does not purport to comply with Australian laws (including those concerning the disclosure of prospective financial information). Sayona shareholders will be asked to consider and to vote on the merger based only on information included in the notice of Sayona extraordinary general meeting and Australian disclosure documents, which will not include the Forecasts and which will include all information that is required under Australian law and that the Sayona board considers material for Sayona shareholders in determining how to vote on the merger. Sayona shareholders are cautioned to rely only on information included in the notice of Sayona extraordinary general meeting and Australian disclosure documents, and not on this proxy statement/prospectus, when making any investment decision (including whether and how to vote on the merger, and whether or not to acquire, dispose of or otherwise deal in the securities of Sayona). Sayona believes that the Forecasts would be deemed unsuitable for disclosure in Australia, recognizing the specific Australian regulatory requirements for forward-looking information, and therefore the Forecasts will not be included in the notice of Sayona extraordinary general meeting and Australian disclosure documents.

Material Underlying Assumptions
The Forecasts reflect numerous assumptions and estimates as to future events made using information available at the time. The material assumptions underlying the Forecasts are: (i) certain real lithium product prices based on Piedmont management’s estimates as informed by third-party benchmarks, as applicable, which are set forth in the real lithium product pricing assumptions table below in the section entitled “—Lithium Price Assumptions” further below, (ii) asset level development and operating cost assumptions (including assumptions as to growth capital expenditures and increased operating expense potential, production timing, the efficacy of certain technology at various facilities and the realization of certain Projected Synergies), (iii) general overhead cost assumptions (based on historical data), (iv) assumptions based on Piedmont’s long-range plans, extended through the estimated life-of-mine for each asset, (v) assumptions regarding the recovery of the mineral resources and reserves of Piedmont and Sayona, based on the resources and reserves described in the then-available technical report summaries for each of Piedmont and Sayona, including as to the timing of such recovery, (vi) assumptions regarding the completion, cost and timing of Piedmont’s and Sayona’s development projects, including the development of new production or processing facilities that are described in the section entitled “Properties” in Piedmont’s Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference herein, and in the section entitled “Business of Sayona—Mineral Reserves and Resources” beginning on page 233 of this proxy statement/prospectus, which, with respect to the timing of completion of such development projects, were that the Piedmont development projects would be completed by 2027 for Ewoyaa and 2031 for the Carolina lithium project, and that the Sayona development project at Moblan would be completed by 2030, and (vii) Piedmont management’s view of the lithium market with respect to competitive dynamics, supply and demand, pricing and cost. However, because the Forecasts are based on the aforementioned assumptions that may or may not materialize as assumed, and because the Forecasts and underlying assumptions cover multiple years and extend many years into the future, such information by its nature cannot be predicted with certainty. See the section above entitled “—Certain Limitations on the Forecasts”.
The Piedmont Forecasts
The Piedmont Forecasts, which were prepared by Piedmont management prior to the announcement of the merger, do not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The Piedmont Forecasts include the following estimates of Piedmont’s future financial performance reflective of post-tax net income attributable to Piedmont from Piedmont’s equity investments (the “Net Attributable Real Basis”), and use the Lithium Price Assumptions Mid Case:

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E
Revenue	$101	$121	$175	$330	$385	$385	$681	$1,100	$1,168	$1,168	$1,370	$1,642	$1,667	$1,667	$1,484
Adj. EBITDA(1)(2)	($19)	$15	$13	$74	$88	$90	$95	$402	$464	$464	$467	$624	$651	$647	$599
Unlevered Free Cash Flow(1)(3)	($11)	($50)	($63)	$27	($230)	($1,061)	($109)	$357	$239	($177)	$276	$564	$609	$607	$569

(1)	This figure is a non-GAAP financial measure.
(2)
Adj. EBITDA is intended to reflect projected net income (loss) before interest expenses, income tax expense, and depreciation, and includes projected post tax net income attributable to Piedmont from its equity investments.

(3)
Unlevered free cash flow is intended to reflect projected net cash provided by (used in) operating activities after deducting projected capital expenditures and includes projected cash distributions from and cash contributions to Piedmont’s equity investments.

Piedmont Adjusted Sayona Forecasts
Piedmont Adjusted Sayona Forecasts, which were prepared by Piedmont management by adjusting the Sayona Forecasts prepared and provided by Sayona’s management, with such adjustments based on certain assumptions, estimates and judgments prior to the announcement of the merger, do not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The Piedmont Adjusted Sayona Forecasts reflect a single set of certain non-public unaudited prospective financial information relating to Sayona on a standalone basis and included the following estimates of Sayona’s future financial performance on a Net Attributable Real Basis and use the Lithium Price Assumptions Mid Case:

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E
Revenue	$124	$135	$146	$145	$152	$375	$707	$625	$672	$671	$646	$644	$667	$618	$617
Adj. EBITDA(1)(2)	($12)	$14	$25	$24	$30	$154	$429	$353	$403	$388	$376	$363	$380	$351	$347
Unlevered Free Cash Flow(1)(3)	($28)	$7	($23)	($33)	($184)	($279)	$277	$250	$283	$258	$239	$231	$244	$210	$219

(in millions)	2044E	2049E	2054E	2059E
Revenue	$612	$559	$436	$95
Adj. EBITDA(1)(2)	$332	$297	$281	$52
Unlevered Free Cash Flow(1)(3)	$192	$187	$175	$29

(1)	This figure is a non-GAAP financial measure.
(2)	Adj. EBITDA is intended to reflect projected net income (loss) before interest expenses, income tax expense, and depreciation.
(3)	Unlevered free cash flow is intended to reflect projected net cash provided by (used in) operating activities after deducting projected capital expenditures.
Lithium Price Assumptions
The following table summarizes real lithium product pricing assumptions Piedmont employed for all volumes to estimate the future after-tax cash flows that J.P. Morgan, at the direction of Piedmont’s management, considered in the Forecasts. Piedmont management’s real lithium product pricing Consensus Case reflects Piedmont management’s then best estimate of the median of Wall Street analyst expectations available to Piedmont management, Piedmont management’s real lithium product pricing Mid Case reflects Piedmont management’s then best estimate of normalized pricing informed by Wall Street analyst expectations and historical spot prices, and Piedmont management’s real lithium product pricing Low Case reflects Piedmont management’s then best estimates informed by the low-end of Wall Street analyst estimates and current spot price. As such, there can be no assurance that such assumptions, speculation, opinions or judgments are correct, nor that the projections will be achieved.

Real Lithium Pricing Assumptions (in $/ton)		2025E	2026E	2027E	2028E	2029E onwards
Consensus Case	Spodumene	$914	$1,059	$1,235	$1,300	$1,400
	Lithium Hydroxide	$12,304	$12,645	$14,807	$17,672	$18,500
Mid Case	Spodumene	$1,100	$1,300	$1,500	$1,500	$1,500
	Lithium Hydroxide	$14,000	$17,000	$20,000	$20,000	$20,000
Low Case	Spodumene	$800	$950	$1,150	$1,150	$1,150
	Lithium Hydroxide	$12,500	$12,750	$15,500	$15,500	$15,500

Projected Synergies
The Projected Synergies reflect certain synergies projected to result from the merger, including:
•
Annual pre-tax cost synergies estimated at approximately $13 million expected to be achieved by the end of 2027 (the majority of which is expected to be realized within two years of the merger) (excluding the impact of approximately $10 million in estimated non-recurring costs to achieve these synergies);

•
Logistics benefits, based on Piedmont management’s assumption of logistics and freight savings by shipping larger cargos from North American Lithium (which were estimated and reflected without input of Sayona).

(in millions)	2025E	2026E	2027E	2028E onwards
Pre-tax Cost Synergies	$7	$13	$13	$13
Logistics Synergies	$ —	$ —	$6	$6

Equity Raising Assumptions
Throughout the course of diligence and negotiations, Piedmont concluded that both Piedmont and Sayona needed to raise standalone capital to fund ongoing commitments and general corporate purposes. Piedmont’s management assumed an aggregate amount of capital to be raised split equally between each Piedmont and Sayona and that these raises would not materially impact the relative valuation of the parties.
Listing of Sayona Ordinary Shares and Sayona ADSs
If the merger is completed, (i) the Sayona ADSs to be issued in the merger are expected to be listed for trading on the Nasdaq under the trading symbol “[•]” and (ii) the Sayona ordinary shares to be issued in the merger are expected to be listed for trading on the ASX under the trading symbol “SYA.”
Delisting of Piedmont CDIs
If the merger is completed, Piedmont will be delisted from the ASX, the Piedmont CDIs will cease to be quoted on the ASX and Piedmont will no longer be required to file reports and other documents with the ASX with respect to the Piedmont CDIs.
Delisting and Deregistration of Piedmont Common Stock
If the merger is completed, shares of Piedmont common stock will no longer be publicly traded, will be delisted from the Nasdaq and will be deregistered under the U.S. Exchange Act and Piedmont will no longer be required to file periodic reports, current reports and proxy statements with the SEC pursuant to the U.S. Exchange Act.
Interests of Piedmont’s Directors and Executive Officers in the Merger
In considering the recommendation of the Piedmont board to vote in favor of the Piedmont merger proposal, the adjournment proposal and the advisory compensation proposal, Piedmont stockholders should be aware that Piedmont’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Piedmont stockholders generally. The Piedmont board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve and adopt the merger agreement and the transactions contemplated therein, including the merger, and in recommending to Piedmont stockholders that the merger agreement and the advisory compensation proposal be approved. Such interests are described below.
Treatment of Piedmont Equity Awards
Piedmont RSU Awards. At the effective time, each Piedmont RSU award held by Piedmont executive officers will be converted automatically into an adjusted RSU award comprising the number of Sayona ordinary shares (or corresponding number of Sayona ADSs) equal to (x) the number of shares of Piedmont common stock subject to such Piedmont RSU award immediately prior to the effective time (which, for performance-based Piedmont RSU awards will be determined based on the greater of target performance or the actual performance results determined as of the latest practicable date prior to the effective time), multiplied by (y) the exchange ratio, with any fractional shares rounded up to the nearest whole share. Each Sayona RSU award will generally have the same terms and conditions as were applicable to such Piedmont RSU award immediately prior to the effective time. In the event that the holder of a Sayona RSU award is terminated without “cause” or resigns for “good reason” (each as defined under “—Executive Employment Agreements”), in either case, upon or within 12 months following the closing of the transaction, such Sayona RSU award will automatically become fully vested upon such termination without “cause” or resignation for “good reason,” as applicable. Each Piedmont RSU award held by Mr. White that was outstanding as of the signing of the merger agreement and that remains outstanding as of the effective time will fully vest at the effective time.

The following table sets forth, for each of Piedmont’s executive officers, the aggregate number of Piedmont shares subject to unvested Piedmont RSU awards (assuming target performance for any performance-based Piedmont RSU awards) outstanding as of January 31, 2025. No Piedmont non-employee directors held outstanding Piedmont RSU awards as of January 31, 2025.

Executive Officer	Number of Unvested Piedmont RSUs
Keith Phillips	184,888
Bruce Czachor	44,906
Michael White	44,906

Piedmont Option Awards. At the effective time, each then-outstanding Piedmont option award held by Piedmont executive officers will be converted automatically into an adjusted option award to purchase the number of Sayona ordinary shares (rounded up to the nearest whole number) equal to (x) the number of shares of Piedmont common stock subject to such Piedmont option award immediately prior to the effective time multiplied by (y) the exchange ratio. Each adjusted option award will (i) have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Piedmont common stock of such Piedmont option award immediately prior to the effective time (based on US$ to AU$ exchange rate as reported by Bloomberg, L.P. at the effective time) by (B) the exchange ratio, and (ii) be subject to generally the same terms and conditions as were applicable to such Piedmont option award immediately prior to the effective time. In the event that the holder of an adjusted option award is terminated without “cause” or resigns for “good reason” (each as defined under “—Executive Employment Agreements”), in either case, upon or within 12 months following the closing of the transaction, such adjusted option award will automatically become fully vested upon such termination without “cause” or resignation for “good reason,” as applicable. Each Piedmont option award held by Mr. White that was outstanding as of the signing of the merger agreement and that remains outstanding as of the effective time will fully vest at the effective time.
The following table sets forth, for each of Piedmont’s executive officers, the aggregate number of Piedmont shares subject to vested Piedmont option awards and unvested Piedmont option awards and the weighted average exercise price as of January 31, 2025. No Piedmont non-employee director held outstanding Piedmont option awards as of January 31, 2025.

Executive Officer	Number of Unvested Piedmont Options	Number of Vested Piedmont Options	Weighted-Average Exercise Price
Keith Phillips	199,793	69,736	$32.20
Bruce Czachor	48,522	27,097	$35.20
Michael White	48,522	29,470	$36.11

2024 Annual Cash Bonuses
On December 11, 2024, the Leadership and Compensation Committee of the Piedmont board approved the accelerated payout of a portion of the 2024 annual cash bonuses for certain of Piedmont’s executive officers that would have otherwise been paid in the first quarter of 2025. The table below sets forth the acceleration portion of the 2024 annual cash bonuses for the Piedmont executive officers.

Executive Officer	Accelerated Portion of 2024 Annual Cash Bonus
Keith Phillips	$807,248
Bruce Czachor	$269,083
Michael White	$269,083

Executive Employment Agreements
Each of Piedmont’s executive officers is party to an executive employment agreement (the “Employment Agreements”) that provides for severance payments and benefits upon a termination by Piedmont without Cause or a resignation by the Piedmont executive officer for Good Reason, which severance payments and benefits are enhanced if such qualifying termination occurs within three months prior to or within 12 months following a change in control. Assuming that the transaction will constitute a change in control under the Employment Agreements, these severance payments and benefits include:
•
Severance equal to 2.0 (or, for Mr. Phillips, 2.5) times the sum of the executive’s base salary and target annual bonus for the year of termination, payable in a lump sum within 60 days following termination;

•
For Messrs. Phillips and White, a pro-rata target annual bonus for the year of termination, payable in a lump sum within 60 days following termination, and for Mr. Czachor, a pro-rata annual bonus for the year of termination based on actual performance, payable at the time bonuses for such year are paid to other senior executives;

•	Payment of any earned but unpaid annual bonus for the year prior to the year of termination;
•
Subject to the Piedmont executive officer’s election of Consolidated Omnibus Budget Reconciliation Act (“COBRA”) continuation coverage under Piedmont’s group health plans, payment or reimbursement for COBRA premiums for up to 12 months (or, for Mr. Phillips, 30 months); and

•	Accelerated vesting of all unvested equity awards, with performance-based awards vesting based on target performance.
In addition, Mr. White’s Employment Agreement provides for accelerated vesting of all unvested equity awards in connection with a change in control of Piedmont, with performance-based awards vesting based on the greater of target or actual performance; provided, however, that such single-trigger vesting protection may not apply to awards granted after the signing of the merger agreement.
The Employment Agreements do not contain tax gross-up provisions with respect to excise taxes under Section 4999 of the Code. Instead, the severance and other benefits provided under the Employment Agreements are subject to a “best-of-net” provision in the event of excess parachute payments under Section 280G of the Code. In the event excise taxes under Section 4999 of the Code would be imposed on payments made under the Employment Agreements, the Piedmont executive officer will either pay the excise tax or have his payments and benefits reduced to an amount at which an excise tax no longer applies, based on which result is more favorable to the Piedmont executive officer on an after-tax basis.
In the event the qualifying termination occurs more than 12 months following a change in control, the severance payments and benefits will instead include:
•	Severance equal to 12 months (or, for Mr. Phillips, 24 months) of the executive’s base salary, payable in a lump sum within 60 days following termination;
•	For Mr. White, a pro-rata annual bonus for the year of termination based on actual performance, payable at the time bonuses for such year are paid to other senior executives;
•	For Mr. White, payment of any earned but unpaid annual bonus for the year prior to the year of termination;
•
Subject to the Piedmont executive officer’s election of COBRA continuation coverage under Piedmont’s group health plans, payment or reimbursement for COBRA premiums for up to 12 months (or, for Mr. Phillips, 24 months); and

•	Accelerated vesting of all unvested equity awards, with performance-based awards vesting based on target performance.
All severance payments and benefits under the Employment Agreements are subject to the Piedmont executive officer’s timely execution (and non-revocation) of a general release of claims against Piedmont and its affiliates and continued compliance with the restrictive covenants contained in the Employment Agreement.

For purposes of the Employment Agreements:
•
“Cause” generally means, subject to standard notice and cure periods, the Piedmont executive officer’s (i) willful or negligent failure to perform his duties under the Employment Agreement; (ii) willful breach of a fiduciary duty involving personal benefit; (iii) willful breach of any restrictive covenants; (iv) indictment or arrangement for any misdemeanor involving dishonesty or moral turpitude or any felony; or (v) other willful conduct that is demonstrably and materially injurious to Piedmont, its business or its reputation.

•
“Good Reason” generally means any of the following without the Piedmont executive officer’s written consent, subject to standard notice and cure periods: (i) failure or refusal by Piedmont to comply in any material respect with the material terms of the Employment Agreement; (ii) a material diminution in the Piedmont executive officer’s duties, title, authority or responsibilities; (iii) a reduction in the Piedmont executive officer’s base salary other than certain reductions applicable to all Piedmont executive officers; or (iv) a requirement that Piedmont executive officer relocate his personal residence.

Quantification of Potential Payments and Benefits to Piedmont Named Executive Officers in Connection with the Merger
The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the transaction that the Piedmont named executive officers could receive in connection with the transaction. Such amounts have been calculated assuming that (a) the transaction closed on [•], 2025, (b) the value per share of Piedmont common stock on the consummation of the transaction is $12.26 (which, in accordance with SEC requirements, is equal to the average closing price of a share of Piedmont common stock over the first five business days following the first public announcement of the transaction), (c) each Piedmont named executive officer (other than Patrick Brindle and Austin Devaney) experiences a termination without “cause” or resigns for “good reason,” in either case, immediately following consummation of the transaction, (d) the transaction constitutes a change in control under the Employment Agreements, and (e) each Piedmont named executive officer has complied with all requirements necessary in order to receive all payments and benefits.
The payments and benefits described below are calculated based on, to the extent applicable, the terms of the merger agreement and each Piedmont named executive officer’s Employment Agreement. See “—Treatment of Piedmont Equity Awards in the Merger” and “—Executive Employment Agreements” above, for a description of the treatment of the equity awards held by the Piedmont named executive officers and the terms of their Employment Agreements. The actual amounts payable to each Piedmont named executive officer will depend on whether the transaction constitutes a change in control under the Employment Agreement, whether he experiences a qualifying termination, the date of such termination (if applicable) and the terms of the plans or agreements in effect at such time and may materially differ from the amounts set forth below. [In addition, while the calculations below assume the transaction occurred on [•], 2025 as required by SEC rules, the transaction is not expected to close until mid-2025. As a result, the below table includes certain equity awards held by the below individuals that may vest prior to the effective time.]

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Keith Phillips	$[•]	$[•]	$[•]	$[•]
Patrick Brindle(4)	$[•]	—	—	$[•]
Bruce Czachor	$[•]	$[•]	$[•]	$[•]
Michael White	$[•]	$[•]	$[•]	$[•]
Austin Devaney(5)	—	—	—	—

(1)
For Messrs. Phillips, Czachor and White, these amounts reflect the cash severance payments payable under their respective Employment Agreement described under “—Executive Employment Agreements” above in the event of a termination without “cause” or a resignation for “good reason” immediately following the transaction on [•], 2025. Such cash severance is “double trigger,” which means that a Piedmont named executive officer must experience such termination or resignation within three months prior or within 12 months following a change in control of Piedmont to receive it. Details of such cash payments are shown in the following supplemental table:

Name	2.5x or 2.0x Salary & Annual Bonus ($)(a)	Pro-Rata Annual Bonus ($)(b)
Keith Phillips	$3,750,000	$[•]
Bruce Czachor	$1,300,000	$[•]
Michael White	$1,300,000	$[•]

(a)
The amounts set forth in this column represent a cash payment equal to the product of (x) 2.0 (or, for Mr. Phillips, 2.5) multiplied by (y) the sum of (A) the Piedmont named executive officers’ base salary at the time of termination, plus (ii) the Piedmont named executive officer’s target annual bonus for the year ended December 31, 2025.

(b)	The amounts set forth in this column represent a cash payment equal to Piedmont’s named executive officer’s pro-rated annual bonus for the year ended December 31, 2025, assuming target performance.
(2)
These amounts reflect the value of Piedmont RSU awards and Piedmont option awards, as described under “—Treatment of Piedmont Equity Awards” above. The Piedmont RSU awards and Piedmont option awards held by Messrs. Phillips and Czachor that remain outstanding as of the closing of the transaction will vest in the event of a termination without “cause” or a resignation for “good reason” (and such vesting is therefore pursuant to a “double trigger” arrangement), with any performance-based awards vesting based on target performance. The Piedmont RSU awards and Piedmont option awards held by Mr. White that were outstanding as of the signing of the merger agreement and that remain outstanding as of the closing of the transaction will fully accelerate in connection with the transaction (and such vesting is therefore pursuant to a “single trigger” arrangement), with any performance-based awards vesting based on the greater of actual or target performance. The amount is based on a per share value of Piedmont common stock of $12.26. Details of the value of such outstanding equity awards as of [•], 2025 are shown in the following supplemental table:

Name	Number of Piedmont RSU Awards	Piedmont RSU Awards ($)	Number of Piedmont Option Awards	Piedmont Option Awards ($)
Keith Phillips	[•]	$[•]	[•]	$[•]
Bruce Czachor	[•]	$[•]	[•]	$[•]
Michael White	[•]	$[•]	[•]	$[•]

(3)
These amounts reflect the estimated amounts that each Piedmont named executive officer will receive as reimbursement or payment for COBRA premiums under their respective Employment Agreement described under “—Executive Employment Agreements” above in the event of a termination without “cause” or a resignation for “good reason” immediately following the transaction on [•], 2025. Such benefit is “double trigger,” which means that a Piedmont named executive officer must experience such termination or resignation within three months prior or within 12 months following a change in control of Piedmont to receive it.

(4)
On December 6, 2024, Patrick Brindle retired effective December 31, 2024 and entered into a separation agreement with Piedmont, pursuant to which a lump sum payment equal to $63,333 plus the annual bonus that would have been earned for 2024 based on actual achievement of applicable bonus objectives (with any personal goals deemed achieved at 0%) will be paid if the transaction is consummated on or before December 31, 2025. Such payment is reflected in this column.

(5)	Austin Devaney’s employment with Piedmont terminated on March 31, 2024, and he will not receive any compensation that is based on or otherwise relates to the transaction.
Accounting Treatment of the Merger
The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with AASB 3 Business Combinations, which incorporates IFRS 3, as issued and amended by the IASB, which requires that an acquiror be identified for accounting purposes based on the evidence available. Sayona expects to be identified as the acquiror for accounting purposes. In identifying Sayona as the expected acquiring entity for accounting purposes, Sayona and Piedmont considered the terms of exchange of equity interests, the entity that is issuing equity interests, the relative voting rights in the combined entity after the business combination, the intended composition of the governing body and senior management of the combined entity and the relative size of each of the combining companies. In assessing the size of each of the companies, Sayona and Piedmont management evaluated various metrics, including revenue, profit before taxation, total assets and market capitalizations. Sayona expects to be treated as the accounting acquiror, and accordingly, expects to measure identifiable assets acquired and the liabilities assumed from Piedmont at their respective fair values at the date of transfer of control of the acquiree, being on completion of the transaction. The financial condition and results of operations of the combined entity will reflect the financial condition and results of operations of Sayona and Piedmont after completion of the transaction, but will not be restated retrospectively to reflect the historical financial condition or results of operations of Piedmont. The earnings of Sayona following the completion of the transaction will reflect acquisition accounting adjustments, which may include the effect of changes in the carrying value for assets and liabilities on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets and goodwill will not be amortized but will be tested for impairment at least annually with tangible assets acquired being tested if certain indicators are present. If, in the future, Sayona determines that tangible or intangible assets (including goodwill) are impaired, Sayona would record an impairment charge at that time.
Ownership, Management and Business of Sayona After the Merger
Ownership and Management of Sayona After the Merger
Immediately after the effective time of the merger, the pre-merger Sayona shareholders, on the one hand, and the pre-merger holders of eligible shares of Piedmont common stock and Piedmont CDIs, on the other hand, will each own collectively approximately 50% of the shares of Sayona on a fully diluted basis (including the Sayona ordinary shares underlying Sayona ADSs).
Under the terms of the merger agreement, Sayona and Piedmont have agreed to take all actions as may be necessary to cause (1) the number of directors constituting the Sayona board as of the effective time of the merger to be eight, and (2) the Sayona board as of the effective time of the merger to be composed of (A) four designated Sayona directors, one of whom will be the then-current Managing Director and Chief Executive Officer of Sayona and at least two of whom will be independent (as determined by the Sayona board), and (B) four designated Piedmont directors, each of whom will be independent (as determined by the Piedmont board).
Under the terms of the merger agreement, Sayona has agreed to cause the Sayona board to have separate nomination and remuneration committees at the effective time of the merger. Sayona and Piedmont have agreed to cooperate in good faith between November 18, 2024 and the effective time of the merger faith to agree on the composition and types of committees of the Sayona board at the effective time of the merger, and further agreed that independent directors, who are appropriately qualified individuals with an understanding of Sayona’s compliance requirements, will serve as the chairpersons of any committee of the Sayona board at the effective time of the merger.
At the effective time of the merger, the then-current Managing Director and Chief Executive Officer of Sayona will continue to serve as Managing Director and Chief Executive Officer of Sayona, and the individual designated by Piedmont prior to the closing of the merger will be the chairperson of the Sayona board. Keith Philips, the current President and Chief Executive Officer of Piedmont, will become a strategic advisor to Sayona for a transition period of up to six months.
Under the terms of the merger agreement, Sayona has agreed to use reasonable best efforts after the effective time of the merger to cause each director of Sayona (including the directors designated by Piedmont), subject to each director’s statutory and fiduciary duties, to: (i) recommend to the shareholders of Sayona to vote in favor of all resolutions to elect or re-elect a director of Sayona at the next annual general meeting of Sayona held after the closing date; and (ii) vote, or cause to be voted, all Sayona ordinary shares which he or she controls in favor of all resolutions to elect or re-elect a director of Sayona at the next annual general meeting of Sayona held after the closing date.
Upon completion of the closing equity raise, RCF or its affiliate transferee will have the right to designate an observer (the “RCF Observer”) to the Sayona board (who, among other requirements, must be acceptable to Sayona, have appropriate qualifications for the role, and not have ever had a criminal record) for so long as RCF or its affiliate transferee holds Sayona ordinary shares, as set forth in the Information and Observation Rights Letter dated November 19, 2024 (Sydney time) between Sayona and RCF. Among other rights and agreements, and subject to certain terms and conditions: (i) RCF will have the right to receive true and correct copies of all documents, reports, financial data and other information as it may reasonably request; (ii) subject to execution of a non-disclosure agreement no more onerous than that executed by members of the Sayona board, the RCF Observer will have the right to attend all meetings of the Sayona board (and all committees thereof) and receive copies of all materials provided to the Sayona board, provided that the RCF Observer shall have no voting rights with respect to actions taken or elected not to be taken by the Sayona board, and shall have no right to make motions or propose resolutions of the Sayona board; (iii) RCF will have the right to consult with and advise management of Sayona on all matters relating to the operation of Sayona; (iv) Sayona agrees to consider, in good faith, the recommendations of RCF; and (v) Sayona agrees to promptly deliver to RCF copies of all information and disclosures made by Sayona pursuant to the ASX Listing Rules, if applicable, the Nasdaq listing rules and applicable provisions of the Australian Corporations Act. A copy of such Information and Observation Rights Letter is attached as Exhibit 10.4 to the registration statement of which this proxy statement/prospectus constitutes a part.
Business of Sayona After the Merger
The following discussion of Sayona’s business and strategies after the completion of the transaction is based on the intentions, beliefs, plans, expectations and objectives of the respective boards of directors of Sayona and Piedmont. See the sections of this proxy statement/prospectus entitled “—Sayona’s Reasons for the Merger” and “—Recommendation of the Piedmont Board; Piedmont’s Reasons for the Merger” for more information. However, Sayona’s business strategies after the completion of the transaction will ultimately be determined by the Sayona board and implemented by Sayona’s management team. Accordingly, the business overview and strategies of Sayona after the completion of the transaction discussed below are subject to change and subject to numerous risks and uncertainties, many of which may be outside of Sayona’s control, including those discussed or referred to elsewhere in this proxy statement/prospectus in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61 and “Risk Factors” beginning on page 32.
The merger of Sayona and Piedmont is expected to create an enhanced value proposition for shareholders and other stakeholders through the following, among other factors:
Scale and Portfolio
Sayona and Piedmont expect the merger to result in the combined company being among the largest hard rock lithium producers in North America based on the combined life-of-the-mine spodumene concentrate capacity, with an advantaged access to U.S. end markets. The combined company will have a number of assets located in lower risk mining jurisdictions, including North American Lithium, Authier Lithium project, each of which is jointly owned by Sayona and Piedmont (75% and 25%, respectively), the Moblan Lithium project, which is owned 60% by Sayona, the Carolina Lithium project (“Carolina Lithium”), which is owned 100% by Piedmont, and the Ewoyaa Lithium project (“Ewoyaa”), which is owned 40.5% by Piedmont. As of the date of this proxy statement/prospectus, North American Lithium is a producing project and Authier Lithium, Moblan Lithium, Carolina Lithium and Ewoyaa Lithium, are development projects. The development projects described above will be assessed and prioritized for potential development and a decision to proceed with any or all of the projects will be made on a case-by-case basis. The combined company is expected to benefit from geographic and asset diversification, while sharing staff between projects, with exposure to Piedmont’s greenfield project assets in the United States and Ghana, in addition to Sayona’s existing portfolio of assets and projects in Canada and Australia, which should provide the combined business with greater resiliency to factors impacting any single region.
Optimization and Synergies
By simplifying the ownership structure of North American Lithium, the combined company is expected to optimize the asset through (i) consolidated offtake economics, complimentary technical capabilities, material logistics, procurement and marketing synergies, which are expected through expanded customer relationships, deliver lower operating costs, and (ii) aligned economic interests in pursuing North American Lithium brownfield expansion. Early studies in respect of such expansion have commenced and are underpinned by a significant resource base; and the economic alignment in pursuing such expansion is expected to support a reduction in unit mining costs and capital intensity (utilizing existing pre-stripping and infrastructure), which Sayona and Piedmont expect to result in higher cash flow generation through-the-cycle.
Balance Sheet
Sayona and Piedmont expect the merger to create a stronger balance sheet for the combined company with substantial liquidity (including as a result of the Sayona equity raise, the Piedmont equity raise and the closing equity raise) and provide the financial foundation and scale to allow for flexibility and optionality for capital deployment, including the funding and acceleration of growth projects. Moreover, the combined company is expected to optimize corporate and joint venture functions and reduce corporate overhead costs.

Commitment to ESG Values
Piedmont’s and Sayona’s respective commitments to environmental stewardship, social responsibility and effective corporate governance practices will be leveraged to create similar values and expectations within the combined company. For example, Piedmont and Sayona expect the combined company to satisfy a portion of its energy requirements through renewable hydro-power and engage in appropriate management of water, tailings and waste in accordance with project approvals. The combined company is also expected to engage with First Nations and surrounding communities through collaborative research partnership, sponsorships, donations and implementation of transparent and responsive feedback processes. The combined company’s board of directors will include four directors from Sayona, including Lucas Dow (Sayona’s current Managing Director and Chief Executive Officer), and four directors from Piedmont, and the chairpersons of the Audit, Nomination and Remuneration Committees will be independent, non-executive directors.
Regulatory Approvals Required for the Merger
HSR Notification
The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated.
On February 4, 2025, the initial filings with respect to the merger were made by Sayona and Piedmont with the FTC and the DOJ. The waiting period with respect to the notification and report forms filed under the HSR Act is set to expire on March 6, 2025.
The FTC, the DOJ, state attorneys general, and other U.S. or non-U.S. authorities may challenge the merger on antitrust grounds after the expiration or termination of the applicable waiting period. Neither Sayona nor Piedmont believes that the merger violates U.S. federal, state or non-U.S. antitrust laws, but there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
CFIUS Approval
Section 721 of the Defense Production Act of 1950 (together with the rules and regulations promulgated thereunder, the “DPA”), as well as related Executive Orders and regulations, authorize the President to take such action for such time as the President considers appropriate to suspend or prohibit any transaction in which a foreign person obtains control of U.S. business (a “covered transaction”) that threatens to impair the national security of the United States unless in the judgment of President, there are other laws adequate and appropriate to protect national security. The DPA authorizes CFIUS to review covered transactions to determine if they present a national security risk. Under the DPA and Executive Order 13456, the Secretary of the Treasury acts through CFIUS to coordinate reviews of covered transactions that are voluntarily submitted in a joint voluntary notice to CFIUS or that are unilaterally reviewed by CFIUS. In general, CFIUS review of a covered transaction occurs in an initial 30-day review period that begins after CFIUS accepts the joint voluntary notice and such period may be extended by CFIUS for an additional 45-day investigation period. After the investigation, CFIUS may decline to take any action relative to the covered transaction; may negotiate or impose mitigation terms to resolve any national security concerns with the covered transaction; or may send a report to the President recommending that the transaction be suspended or prohibited, or providing notice to the President that CFIUS cannot agree on a recommendation relative to the covered transaction. The President has 15 days under the DPA to act on CFIUS’s report.
If CFIUS determines that a transaction presents national security concerns, it can negotiate or impose measures to mitigate such concerns or recommend that the President of the United States prohibit or unwind a transaction or take such other action to protect the national security. Parties to transactions subject to CFIUS’s jurisdiction may voluntarily notify CFIUS of their proposed transaction through the submission of a joint voluntary notice in order to obtain CFIUS approval. If CFIUS approves of a transaction and the joint voluntary notice is accurate and complete, the President cannot exercise his authority under the DPA with regard to the notified transaction. CFIUS may also self-initiate a review of any transaction within its jurisdiction. Under the terms of the merger agreement, Sayona and Piedmont are required to submit a draft joint voluntary notice of the merger to CFIUS (the “CFIUS notice”) by January 2, 2025. On January 2, 2025, Sayona and Piedmont submitted a draft joint voluntary notice to CFIUS for comment or to inform the parties they can submit the final joint voluntary notice. The merger agreement requires the parties file a final CFIUS notice within 10 business days after receipt from CFIUS of comments to the draft CFIUS notice or of indication that CFIUS has no questions or comments. On February 20, 2025, CFIUS acknowledged receipt of the final joint voluntary notice submitted by Sayona and Piedmont. The review by CFIUS is scheduled to conclude by April 7, 2025.
Completion of the merger is conditioned on obtaining “CFIUS approval,” which means that (a) CFIUS has notified Sayona and Piedmont in writing that: (i) CFIUS has concluded that none of the transactions contemplated by the merger agreement is “covered transaction” under the DPA or (ii) CFIUS has concluded an assessment, review or investigation pursuant to the DPA with respect to the transactions contemplated by the merger agreement, and has concluded all action under the DPA; or (b) CFIUS has sent a report to the President of the United States requesting the President’s decision and either (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by the merger agreement or (ii) having received a report from CFIUS requesting the President’s decision, the President has not announced or taken any action after 15 days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.
Investment Canada Act Approval
Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a “Canadian business” by a “non-Canadian” (all as defined in the Investment Canada Act) are subject to review and cannot be implemented unless the responsible Minister or Ministers under the Investment Canada Act are satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada. Sayona and Piedmont believe that transactions contemplated by the merger agreement are not subject to these requirements.
Under the national security regime in Part IV.1 of the Investment Canada Act, a review on a discretionary basis may also be undertaken by the Canadian federal government in respect of a broad range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada.” A review on national security grounds is at the discretion of the Canadian federal government and may be initiated up to 45 days following the filing of a notification under the Investment Canada Act. The Canadian federal government may also decide to extend the timeline for deciding whether to initiate a national security review to 90 days from the filing of the notification, in accordance with the timeframes contemplated in Part IV.1 of the Investment Canada Act.
Under the terms of the merger agreement, Sayona and Piedmont are required to submit a notification under the Investment Canada Act by December 17, 2024. On December 17, 2024, Sayona and Piedmont timely submitted the Investment Canada Act notification. The 45 calendar day period for initiation of a national security review under the Investment Canada Act with respect to the merger expired on January 31, 2025.
Completion of the merger is conditioned on obtaining “ICA approval,” which means that more than 45 days have elapsed from the time that the responsible Minister has certified the Investment Canada Act notification as complete and the parties have not received a notice under section 25.2(1) of the Investment Canada Act or an order under section 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by the merger agreement or, if such a notice or order has been received, the parties have subsequently received one of the following notices: (i) a notice under section 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by the merger agreement on the grounds of national security will not be made, (ii) a notice under section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the transactions contemplated by the merger agreement or (iii) a notice pursuant to section 25.4 of the Investment Canada Act regarding an order under section 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by the merger agreement.
Other Regulatory Approvals
Neither Sayona nor Piedmont is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.
For additional information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—HSR, CFIUS and Other Regulatory Approvals.”

Appraisal or Dissenters’ Rights
In accordance with the DGCL, no appraisal or dissenters’ rights will be available with respect to the transactions contemplated by the merger agreement.
Restrictions on Resales of Sayona ADSs and Sayona Ordinary Shares Received in the Merger
The Sayona ADSs and Sayona ordinary shares to be issued in the merger will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act and the U.S. Exchange Act, except for the Sayona ordinary shares or Sayona ADSs issued to any shareholder who may be deemed to be an “affiliate” of Sayona for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Sayona and may include the Executive KMP, directors and significant shareholders of Sayona. This proxy statement/prospectus does not cover resale of Sayona ADSs or Sayona ordinary shares received by any person upon completion of the transaction, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.
Equity Raises of Sayona and Piedmont
Sayona Equity Raise
On November 19, 2024 (Sydney time), Sayona and Canaccord, as lead manager, executed the Sayona placement agreement pursuant to which, among other things, Canaccord agreed to underwrite the placement of 1,250,000,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per Sayona ordinary share. The issue price represented an approximately 15.8% discount to the last closing price of Sayona common stock on November 18, 2024 (Sydney time) and an approximately 8.7% discount to the 5-day volume-weighted average price of Sayona ordinary shares up to and including November 18, 2024 (Sydney time). The Sayona equity raise was completed on November 28, 2024 (Sydney time), resulting in the aggregate proceeds of AU$40 million (approximately $27 million, at the then-prevailing exchange rate) before costs, including the management and selling fee of 0.8% of the closing equity raise amount and an underwriting fee of 3.2% of the closing equity raise amount.
Sayona intends to apply the net proceeds of the Sayona equity raise to fund Sayona’s standalone expenditure prior to the closing of the merger, including preliminary studies to review the development capex under the definitive feasibility study for the Moblan Lithium project in Québec, Canada, capital projects to optimize production in terms of both operating and capital expenditure for the North American Lithium project in Québec, Canada, and general corporate purposes.
Piedmont Equity Raise
On November 19, 2024 (Sydney time), Piedmont and Canaccord, as lead manager, executed the Piedmont placement agreement pursuant to which, among other things, Canaccord agreed to underwrite the placement of 238,095,300 CDIs, each representing 1/100th of a share of Piedmont common stock, at the issue price of AU$0.168 (approximately $0.11, at the then-prevailing exchange rate) per Piedmont CDI to institutional and professional investors. The Piedmont equity raise was completed on November 27, 2024, resulting in the aggregate proceeds of AU$40 million (approximately $27 million, at the then-prevailing exchange rate) before costs. The offer, sale and issuance of the Piedmont CDIs were exempt from registration pursuant to Regulation S and Section 4(a)(2) under the U.S. Securities Act. Piedmont intends to apply the net proceeds of the Piedmont equity raise for general corporate purposes.
In order to comply with U.S. regulatory requirements, all the issued Piedmont CDIs were designated Foreign Ownership (“FOR”) Financial Products under the ASX Settlement Operating Rules on November 27, 2024. The FOR designation prevents a “U.S. Person” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) from acquiring the Piedmont CDIs. The FOR designation is expected to be in place until May 28, 2025 (unless extended by Piedmont to comply with U.S. securities laws).
Closing Equity Raise
Pursuant to the Sayona placement agreement, Canaccord further agreed to underwrite the placement of an additional 2,156,250,000 Sayona ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share. The closing equity raise is expected to generate proceeds of AU$ 69 million (approximately $[•], at the prevailing exchange rate as of [•], 2025) before costs, including the management and selling fee of 0.4% of the closing equity raise amount and an underwriting fee of 1.6% of the closing equity raise amount. Sayona intends to apply the net proceeds of the closing equity raise for general corporate purposes.
In connection with the closing equity raise, on November 19, 2024 (Sydney time), Sayona and RCF executed the RCF subscription agreement pursuant to which RCF agreed to subscribe for the 2,156,250,000 Sayona ordinary shares issuable in the closing equity raise under the Sayona placement agreement at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per Sayona ordinary share, provided that RCF is entitled to reduce the number of Sayona ordinary shares it will subscribe for if, based on the foreign exchange rate prevailing at the time of payment of the subscription amount, the subscription amount of such Sayona ordinary shares would exceed $50 million.
To the extent that the conditions to Canaccord’s obligation to underwrite the closing equity raise described below (including the condition relating to payment by RCF of the subscription amount under the RCF subscription agreement) are satisfied or waived in accordance with the Sayona placement agreement, Canaccord has agreed to subscribe or procure subscription for, the uncommitted portion of the 2,156,250,000 Sayona ordinary shares issuable in the closing equity raise.
The obligations of Canaccord to underwrite the closing equity raise are subject to the following conditions precedent (in addition to the satisfaction of the conditions precedent to the effectiveness of the Sayona placement agreement and to underwriting of the Sayona equity raise, which have been satisfied):
•
Sayona must have released to the ASX a notice of meeting to obtain the Sayona shareholders’ approval for all purposes of the Sayona equity raise in a form and substance satisfactory to the Canaccord (acting reasonably);

•
the ASX must not have indicated that it will not grant permission for the official quotation of the Sayona ordinary shares issued in the closing equity raise on an unconditional basis (or indicating that approval will be granted on a conditional basis where such condition would, in the reasonable opinion of Canaccord, not have a material adverse effect on the Sayona equity raise) on or before 10:00 a.m. (Sydney time) on the closing equity raise settlement date;

•	Sayona must have provided the certificate in the form set out in Annex B to the Sayona placement agreement dated as at the closing equity raise settlement date;
•
the shareholders of Sayona must have approved the closing equity raise by appropriate majority in a general meeting for all purposes by the date that is 28 days after the notice of meeting has been released to the ASX (or by a later date if the meeting is adjourned or postponed) by the date of the Sayona extraordinary general meeting;

•	closing of the merger must have occurred on or prior to July 31, 2025 (Sydney time) (or such later date as may be agreed between Sayona and Canaccord, acting reasonably); and
•	RCF must have paid the subscription amount under the RCF subscription agreement before 10:00 am Sydney time on the closing equity raise settlement date.
Canaccord may terminate the Sayona placement agreement before 4:00 pm Sydney time on the closing equity raise settlement date if:
•
the conditions precedent to the effectiveness of the Sayona placement agreement, the Sayona equity raise or the closing equity raise are not satisfied or waived by Canaccord by their respective deadlines (or such later date as agreed between Canaccord and Sayona); or

•	the conditions precedent to the closing equity raise are not satisfied on or prior to July 31, 2025 (or such later date as may be agreed between Canaccord and Sayona).
•
the merger agreement is terminated, rescinded, repudiated or threatened to be terminated, rescinded or repudiated, is amended in a material respect without the prior written consent of Canaccord (such consent not to be unreasonably withheld or delayed), or is or becomes void or voidable;

•
the ASX announces that Sayona will be removed from the official list or that any Sayona ordinary shares issued in the Sayona equity raise or the closing equity raise will be removed from official quotation or suspended from quotation by ASX for any reason without the prior consent of Canaccord (for the avoidance of doubt, excluding a trading halt arising from the Sayona equity raise or the closing equity raise);

•
any disclosure document relating to Sayona, the Sayona equity raise or the closing equity raise includes content that is misleading or deceptive, or which is likely to mislead or deceive, in a material respect (including by omission);

•
any statement of opinion or belief in any disclosure document relating to Sayona, the Sayona equity raise or the closing equity raise is not truly and honestly held or there are no reasonable grounds for making any such statement; or

•	any amendment or update to a cleansing notice which is issued or is required under the Australian Corporations Act to be issued is materially adverse from the point of view of an investor;
•
there is an application to a government authority for an order, declaration or other remedy, or a government authority commences any investigation or hearing or announces its intention to do so, in each case in connection with the Sayona equity raise or the closing equity raise (or any part of it) or any agreement entered into in respect of the Sayona equity raise or the closing equity raise (or any part of it) which, in Canaccord’s reasonable opinion, has reasonable prospects of success and such application, investigation or hearing become public or is not withdrawn within two business days after it is made or where it is made less than two business days before the Sayona equity raise settlement date or the or the closing equity raise settlement date (as applicable) it has not been withdrawn before the Sayona equity raise settlement date or the or the closing equity raise settlement date (as applicable); or

•
proceedings are commenced or there is a public announcement of an intention to commence proceedings before a court or tribunal of competent jurisdiction in Australia seeking an injunction or other order in relation to the Sayona equity raise or the closing equity raise, which in Canaccord’s reasonable opinion, has reasonable prospects of success;

•
ASIC makes an application or threatens to make an application for an order under Part 9.5 of the Australian Corporations Act in relation to the Sayona equity raise, the closing equity raise or the merger, and any such application (or threat) becomes public or is not withdrawn within two business days after it is made or where it is made less than two business days before the Sayona equity raise settlement date or the closing equity raise settlement date (as applicable) it has not been withdrawn before the Sayona equity raise settlement date or the closing equity raise settlement date (as applicable);

•
ASIC commences, or conveys its intention to commence, any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Sayona equity raise, the closing equity raise or the merger and any such investigation or hearing (or intention) becomes public or is not withdrawn within two business days after it is commenced or where it is commenced less than two business days before the Sayona equity raise settlement date or the closing equity raise settlement date (as applicable) it has not been withdrawn before the Sayona equity raise settlement date or the closing equity raise settlement date (as applicable); or

•
ASIC otherwise issues or threatens to issue proceedings in relation to the Sayona equity raise, the closing equity raise or the merger or commences any formal investigation or inquiry into the Sayona equity raise or the closing equity raise and such issue, threat or commencement becomes public or is not withdrawn within two business days after it is made or where it is made less than two business days before the Sayona equity raise settlement date or the closing equity raise settlement date (as applicable) it has not been withdrawn before the Sayona equity raise settlement date or the closing equity raise settlement date (as applicable);

•
the ASX does not, or states that it will not, grant official quotation of all the Sayona ordinary shares issuable in the Sayona equity raise and the closing equity raise on an unconditional basis (or on a conditional basis provided such condition would not, in the opinion of Sayona, have a material adverse effect on the Sayona equity raise or the closing equity raise) by the Sayona equity raise settlement date in case of the Sayona ordinary shares issuable in the Sayona equity raise or the closing equity raise settlement date in case of the Sayona ordinary shares issuable in the closing equity raise;
•	a director of Sayona is charged with an indictable offense;
•	any regulatory body commences any public action against a director of Sayona in his or her capacity as such or announces that it intends to take any such action;
•	any director of Sayona is disqualified from managing a corporation under the Australian Corporations Act;
•	any event specified in the timetable set forth in the Sayona placement agreement is delayed by Sayona for two business days or more without the prior written consent of Canaccord;
•	Sayona alters its capital structure (other than as contemplated by the Sayona placement agreement or the merger agreement) without the prior written consent of Sayona;
•
the disclosure documents relating to Sayona, the Sayona equity raise or the closing equity raise include any forecast, expression of opinion, belief, intention or expectation which is not based on reasonable grounds (including having regard to ASIC Regulatory Guide 170) or any other announced forecast or expectation comes incapable of being met;

•
Sayona or any of its related bodies corporate, or any of their directors or officers (as those terms are defined in the Australian Corporations Act) engage in any fraudulent conduct or activity in connection with the Sayona equity raise or the closing equity raise;

•
there is an event, occurrence or non-occurrence, or development of an existing event, occurrence or non-occurrence, which makes it illegal for Canaccord to satisfy a material obligation under the Sayona placement agreement;

•	Sayona withdraws the Sayona equity raise, the closing equity raise or any part of it;
•
without the prior written consent of Canaccord, a change to the current board of directors unless such change is approved by a resolution at Sayona’s next occurring annual general meeting, or a change to the positions of Lucas Dow (Managing Director) or Sylvain Collard (President / Chief Operating Officer—Canada);

•	any certificate which is required to be provided by Sayona under the Sayona placement agreement is not provided when required;
•	any material member of the group comprised of Sayona and its subsidiaries is, or becomes, insolvent; or
•
a condition precedent to the effectiveness of the Sayona placement agreement, the Sayona equity raise or the closing equity raise is not being satisfied or waived by Canaccord by the time required in that clause.

Canaccord may further terminate the Sayona placement agreement at any time prior to 4:00 pm Sydney time on the closing equity raise settlement date if any one or more of the following occur before 4:00 pm Sydney time on the closing equity raise settlement date and Canaccord has reasonable grounds to believe that such event, matter or circumstance has or is likely to have a material adverse effect on the financial position or prospects of Sayona and its subsidiaries or the outcome or success of the Sayona equity raise and the closing equity raise (or any part of it) or the market price of, or ability to settle the placement of any Sayona ordinary shares issuable in the Sayona equity raise or conditional equity raise, or could give rise to a contravention by Canaccord or one of its affiliates of (or the involvement of Canaccord in a contravention of) or liability of Canaccord or one of its affiliates under the Australian Corporations Act or any other applicable law:
•
a new circumstance that would be adverse from the point of view of an investor arises that would have been required to be disclosed in the disclosure documents relating to Sayona, the Sayona equity raise or the closing equity raise had it arisen before such documents were lodged with ASX;

•	Sayona is in breach of any terms and conditions of the Sayona placement agreement or any representation or warranty by Sayona is or becomes incorrect, untrue or misleading;

•
there is an omission from or misstatement relating to the completed due diligence questionnaire provided by Sayona pursuant to the Sayona placement agreement or any other information supplied by or on behalf of Sayona in writing to Canaccord;

•
there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia, any State or Territory of Australia or the Province of Québec, a new law, or the Reserve Bank of Australia, a Commonwealth or State or Territory authority or a Province of Québec authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced prior to November 19, 2024 (Sydney time));

•	a contravention by Sayona of the Australian Corporations Act, its Constitution, any of the ASX Listing Rules or any other applicable law or regulation (as amended or varied);
•
Sayona or any of its related bodies corporate charges, or agrees to charge, the whole or a substantial part of their respective business or property other than a charge over any fees or commissions to which Sayona is or will be entitled, or as disclosed in the disclosure documents relating to Sayona, the Sayona equity raise or the closing equity raise, or as agreed with Canaccord (acting reasonably);

•	Sayona or any of its related bodies corporate, or any of their directors or officers (as those terms are defined in the Australian Corporations Act) engage in any fraudulent conduct or activity;
•	any aspect of the Sayona equity raise or the closing equity raise does not comply with the Australian Corporations Act or the ASX Listing Rules;
•	any certificate which is required to be provided by Sayona under the Sayona placement agreement is untrue or incorrect;
•
there is an adverse change, or an event occurs which is likely to give rise to an adverse change, in the financial position, results, condition, operations or prospects of Sayona and its subsidiaries other than as disclosed by Sayona to the ASX before the date of the Sayona placement agreement;

•
trading in all securities quoted or listed on the ASX, the Nasdaq or the New York Stock Exchange is suspended or limited in a material respect for three days on which the exchange is open for trading (trading day) or substantially all of one trading Day;

•
any adverse change or disruption to the existing financial markets, political or economic conditions of Australia, Canada, Ghana, the People’s Republic of China or the United States or the international financial markets or any change in national or international political, financial or economic conditions;

•
a general moratorium on commercial banking activities in Australia, Canada, Ghana, the People’s Republic of China or the United States is declared by the relevant central banking authority in any of those countries, or a material disruption in commercial banking or security settlement or clearance services in any of those countries;

•
in respect of any one or more of Australia, Canada, Ghana, the People’s Republic of China or the United States of America, hostilities not presently existing at the date of the Sayona placement agreement commence (whether war has been declared or not) involving any of those countries, or a major escalation in existing hostilities occurs (whether war has been declared or not) involving any of those countries, or a major terrorist act is perpetrated involving any of those countries, or a national emergency is declared by any of those countries;

•	a significant terrorist act is perpetrated anywhere in the world (other than in Israel, Iran, Lebanon or the surrounding region to those countries);
•
in respect of the ongoing conflicts in Israel or Ukraine as at the date of the Sayona placement agreement, chemical, nuclear or biological weapons of any sort are used in connection with the conflict, or the military of any member state of the North Atlantic Treaty Organization becomes directly involved in the conflict (except for the establishment or enforcement of a no-fly zone by any or all of the North Atlantic Treaty Organization member states); or

•	any information which has been disclosed prior to the date of the Sayona placement agreement by Sayona to the ASX (including, without limitation, the management due diligence questionnaire delivered to Canaccord in accordance with the Sayona placement agreement), or otherwise made publicly available by Sayona in its most recent annual report, half-year report or subsequent public information releases includes a statement which is or becomes misleading or deceptive or likely to mislead or deceive.
The obligations of RCF to subscribe for the Sayona ordinary shares pursuant to the RCF subscription agreement are subject to the following conditions precedent:
•	Sayona’s shareholders must have approved by the requisite majority the issue of the RCF subscription shares in a general meeting;
•	closing of the merger must have occurred in accordance with the terms and conditions of the merger agreement;
•
prior to the closing of the merger, the merger agreement must not have been amended, modified or varied in a material respect that would, or would be reasonably likely to, have a material adverse effect on the assets or liabilities, financial position or performance, profits and losses, prospects, or reputation of Sayona on a post-merger basis or the reputation of RCF (the “RCF material adverse effect”);

•
the satisfaction (without waiver that would, or would reasonably likely to, have an RCF material adverse effect) of each of the conditions precedent to the merger described in the subsection of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Completion of the Merger,” except for the conditions relating to approval of the Piedmont merger proposal by the Piedmont stockholders, approval of the Sayona merger proposals by the Sayona stockholders, the listing of Sayona ADSs on the Nasdaq and the listing of Sayona ordinary shares on the ASX, and the consents, approvals, waiver, relief and exemptions from ASIC and the ASX in connection with the merger;

•
prior to the closing of the merger having occurred, the Sayona placement agreement (insofar as it relates to the Sayona equity raise only) must not have been terminated, repudiated or rescinded, and no event must have occurred which entitles a party to terminate the Sayona placement agreement, and the Sayona placement agreement (insofar as it relates to the Sayona equity raise only) must not have been amended, modified or a varied in a material respect without the prior written consent of RCF (such consent not to be unreasonably withheld or delayed); and

•	at the time of closing of the merger, the ASX must not have indicated to Sayona that it will refuse to grant the quotation of the RCF subscription shares.
Completion of the issue of the RCF subscription shares must take place on the date that is three business days after the satisfaction of the last of the conditions precedent described above or such other date and time as the parties to the RCF subscription agreement agree.
RCF may terminate the RCF subscription agreement at any time before completion of the subscription for the RCF subscription shares if:
•	an order is made or an effective resolution is passed for the winding up or dissolution without winding up (other than for the purposes of reconstruction or amalgamation) of Sayona;
•	a receiver, receiver and manager, judicial manager, liquidator, administrator or like official is appointed over the whole or a substantial part of the undertaking or property of Sayona;
•	a holder of an encumbrance takes possession of the whole or any substantial part of the undertaking and property of Sayona;
•
any warranty given by Sayona in the RCF subscription agreement is or becomes false, incorrect or misleading in any material respect, and the circumstance giving rise to that warranty being false, incorrect or misleading in any material respect is either not capable of remedy or Sayona does not rectify such circumstance by the business day before completion of the subscription and, in either case, such circumstance has had or is reasonably expected to have an RCF material adverse effect; or

•
the conditions precedent to subscription are not satisfied by August 19, 2025 (Brisbane time), become incapable of satisfaction, or Sayona and RCF agree that any of such conditions precedent cannot be satisfied.

Sayona may terminate the RCF subscription agreement at any time before completion of the subscription for the RCF subscription shares if:
•	an order is made or an effective resolution is passed for the winding up or dissolution without winding up (other than for the purposes of reconstruction or amalgamation) of RCF;
•	a receiver, receiver and manager, judicial manager, liquidator, administrator or like official is appointed over the whole or a substantial part of the undertaking or property of RCF;
•	a holder of an encumbrance takes possession of the whole or any substantial part of the undertaking and property of RCF; or
•
the conditions precedent to subscription are not satisfied by August 19, 2025 (Brisbane time), become incapable of satisfaction, or Sayona and RCF agree that any of such conditions precedent cannot be satisfied.

In connection with entry into the RCF subscription agreement, RCF and Sayona also entered into that certain Information and Observation Rights Letter dated November 19, 2024, which, among other rights and agreements, provides that RCF or its affiliate transferee will have the right to designate an observer to the Sayona board (who, among other requirements, must be acceptable to Sayona, have appropriate qualifications for the role, and not have ever had a criminal record) for so long as RCF or its affiliate transferee holds Sayona ordinary shares. For more information about the RCF Observer and that certain Information and Observation Rights Letter dated November 19, 2024, see the section of this proxy statement/prospectus entitled “The Merger—Ownership and Management of Sayona After the Merger” beginning on page 102. A copy of such Information and Observation Rights Letter is attached as Exhibit 10.4 to the registration statement of which this proxy statement/prospectus constitutes a part.
The foregoing descriptions of the Sayona placement agreement and the RCF subscription agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Sayona placement agreement and the RCF subscription agreement, copies of which are filed as Exhibit 10.2 and Exhibit 10.3, respectively, to this proxy statement/prospectus.
Material U.S. Federal Income Tax Consequences
The following general discussion sets forth the material U.S. federal income tax considerations for U.S. holders (as defined below) of Piedmont common stock that exchange their shares of Piedmont common stock for Sayona ordinary shares and Sayona ADSs (collectively, “Sayona securities”) in the merger and to such U.S. holders of holding and disposing of Sayona securities received in the merger. This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. In addition, it does not address any alternative minimum tax consequences of the merger or the potential application of the Medicare contribution tax on net investment income. This discussion is based upon the Code, the Treasury Regulations promulgated under the Code, and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion will not be binding on the IRS or the courts, and neither Piedmont nor Sayona intends to obtain a ruling from the IRS with respect to the tax consequences described herein. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the conclusions set forth in this discussion.
This discussion addresses only consequences to those U.S. holders that hold their shares of Piedmont common stock, and will hold the Sayona securities received in the merger, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of Piedmont common stock in light of such U.S. holder’s particular circumstances or that may be applicable to a U.S. holder that is subject to special treatment under the U.S. federal income tax laws, such as:
•	a bank or other financial institution;
•	a tax-exempt organization;
•	a partnership or other arrangement treated as a partnership for U.S. federal income tax purposes;

•	an S corporation;
•	an insurance company;
•	a regulated investment company;
•	a real estate investment trust;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of Piedmont common stock or Piedmont equity awards that received Piedmont common stock or Piedmont equity awards through a tax-qualified retirement plan or otherwise as compensation;
•	a U.S. holder that has a functional currency other than the U.S. dollar;
•	a holder of Piedmont common stock that holds Piedmont common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;
•	a person who actually or constructively owns 5% or more of all Piedmont common stock or Sayona securities; or
•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement).
The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Piedmont common stock generally will depend on the status of the partner and the activities of the partnership. Partners in such a partnership holding Piedmont common stock should consult their tax advisors.
DETERMINING THE TAX CONSEQUENCES OF THE MERGER MAY BE COMPLEX. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.
For purposes of this discussion, a “U.S. holder” means a beneficial owner of Piedmont common stock and, after the merger, a beneficial owner of Sayona securities received in the merger, that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Federal Income Tax Treatment of Sayona
Tax Residence of Sayona
A corporation generally is considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Sayona, which is incorporated under the laws of Queensland, Australia, would be considered a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874(b) of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. corporation may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.
Under Section 7874(b) of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes

(and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation or substantially all of the properties constituting a trade or business of a U.S. partnership, as the case may be (including through the acquisition of the outstanding shares of the U.S. corporation or the acquisition of the outstanding interests in the U.S. partnership, as the case may be); (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s total business activities (the “substantial business activities test”); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation or the former partners of the acquired U.S. partnership, as the case may be, hold at least 80%, by either vote or value, of the shares of the non-U.S. acquiring corporation by reason of holding shares in the acquired U.S. corporation or interests in the acquired U.S. partnership, as the case may be, as determined for purposes of Section 7874(b) of the Code (the “ownership test”).
Sayona will acquire indirectly all of the assets of Piedmont through the merger, and Sayona is not expected to satisfy the substantial business activities test upon consummation of the merger. As a result, whether Section 7874(b) of the Code will apply to cause Sayona to be treated as a U.S. corporation for U.S. federal income tax purposes following the merger likely will depend upon the application of the ownership test. Based upon the terms of the merger, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Piedmont and Sayona currently expect that the former Piedmont shareholders will own less than 80% of the stock of Sayona for purposes of Section 7874 of the Code. Accordingly, Sayona is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874(b) of the Code. However, whether the ownership test has been satisfied must be finally determined at completion of the merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and the subject of recent and ongoing legislative and regulatory review and change. Accordingly, there can be no assurance that the IRS would not assert that Sayona should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.
If Sayona were to be treated as a U.S. corporation for U.S. federal income tax purposes, Sayona could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate.
The remainder of this discussion assumes that Sayona will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874(b) of the Code.
Utilization of Piedmont’s Tax Attributes and Certain Other Adverse Tax Consequences to Sayona and Sayona’s Shareholders
Following the acquisition of a U.S. corporation by a non-U.S. corporation, even if the non-U.S. acquiring corporation is respected as a non-U.S. corporation for purposes of Section 7874(b) of the Code, the non-U.S. corporation would nevertheless be treated as a “surrogate foreign corporation” under Section 7874(a) of the Code if each of the following three conditions is satisfied: (i) the non-U.S. acquiring corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation or substantially all of the properties constituting a trade or business of a U.S. partnership, as the case may be; (ii) after the acquisition, the non-U.S. acquiring corporation’s “expanded affiliated group” does not satisfy the substantial business activities test; and (iii) after the acquisition, the Code Section 7874 ownership percentage for purposes of the ownership test is at least 60% but is less than 80%. In such case, the non-U.S. corporation and certain of its affiliates and shareholders may be subject to adverse tax consequences, including, but not limited to, (1) restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the acquisition, (2) disqualification of dividends paid from preferential “qualified dividend income” rates, and (3) the requirement that any U.S. corporation owned by such non-U.S. corporation include any amounts treated as reductions in gross income paid to certain related foreign persons in the calculation of “base erosion payments,” which may be subject to a minimum U.S. federal income tax. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation, currently at a rate of 20%.
Based upon the terms of the merger, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Piedmont and

Sayona currently expect that former Piedmont common stockholders will hold less than 60%, by vote or value, of the stock of Sayona for purposes of Section 7874 of the Code. Accordingly, the limitations described above are not expected to apply. This determination, however, is subject to detailed rules and regulations (the application of which is uncertain in various respects) and is subject to certain factual uncertainties. Whether the Code Section 7874 ownership percentage is less than 60% must be finally determined after completion of the merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, changes to the rules in Section 7874 of the Code or Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect the above determination for U.S. federal income tax purposes. There can be no assurance that the IRS will not challenge whether Sayona is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Sayona, significant adverse tax consequences could result for Sayona and for certain of Sayona’s shareholders, including a higher effective corporate income tax rate on Sayona.
The remainder of this discussion assumes that Sayona will not be a surrogate foreign corporation under Section 7874(a) of the Code and, therefore, that the limitations described above will not apply. Neither Piedmont, nor Sayona, has sought nor intends to seek any ruling from the IRS or any opinion of counsel as to the application of Section 7874 of the Code to the merger, and the closing of the merger is not conditioned upon achieving, or receiving a ruling from the IRS or opinion of counsel in regard to, any particular tax treatment under Section 7874 of the Code. Neither Piedmont, nor Sayona, nor any of their respective representatives or affiliates, is making any representation or providing any assurances regarding the tax treatment of Sayona under Section 7874 of the Code. All U.S. holders are urged to consult their tax advisors regarding the application of Section 7874 of the Code to the merger.
The Merger
U.S. Holders of Piedmont Common Stock
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in which case a U.S. holder generally would recognize no gain or loss on the exchange of Piedmont common stock for Sayona securities. However, for the reasons described below, there is significant uncertainty concerning the U.S. federal income tax treatment of the exchange of Piedmont common stock for Sayona securities pursuant to the merger. Based on information available as of the date of this proxy statement/prospectus, it is currently expected that, even if the merger qualifies as a reorganization, the exchange of Piedmont common stock for Sayona securities pursuant to the merger will result in the recognition of gain (but not loss) for U.S. holders.
Although a U.S. holder of stock of a target corporation generally recognizes no gain or loss on the exchange of such stock for stock of an acquiring corporation pursuant to a reorganization, Section 367(a) of the Code and the Treasury Regulations promulgated thereunder generally require such a U.S. holder to recognize gain (but not loss) on an exchange of stock of a U.S. corporation for stock of a non-U.S. corporation, unless an exception applies. Generally, an exception to gain recognition under Section 367(a) will apply if: (i) the U.S. corporation complies with certain reporting requirements; (ii) not more than 50% of both the total voting power and the total value of the stock of the non-U.S. corporation is received in the exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury Regulations), computed by taking into account direct, indirect and constructive ownership; (iii) no more than 50% of each of the total voting power and the total value of the stock of the non-U.S. corporation is owned, in the aggregate, immediately after the exchange by “U.S. persons” (as defined in the Treasury Regulations) that are officers, directors or “five-percent target shareholders” of the U.S. corporation (as defined in the Treasury Regulations), computed by taking into account direct, indirect and constructive ownership; and (iv) the “active trade or business test” as defined in Treasury Regulation Section 1.367(a)-3(c)(3) is satisfied. If an exchange meets these requirements, an exchanging shareholder will not be required to recognize gain on the exchange if such shareholder either (A) is not a “five percent transferee shareholder” (as defined in the Treasury Regulations) of the non-U.S. corporation, or (B) is a “five percent transferee shareholder” of the non-U.S. corporation and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances. The active trade or business test generally requires (x) the non-U.S. corporation or any qualified subsidiary of the non-U.S. corporation to be engaged in an “active trade or business” outside of the United States for the 36-month period immediately before the transfer and neither the transferors nor the non-U.S. corporation to have an intention to substantially dispose of or discontinue such trade or business and (y) the fair market value of the non-U.S. corporation to be at least equal to the fair market value of the U.S. corporation, as specifically determined for purposes of Section 367(a) of the Code, at the time of the transfer.
U.S. holders are cautioned that the application of Section 367(a) of the Code to the merger is complex and depends on factors that cannot be determined until after the closing of the merger, as well as the interpretation of legal authorities that are not entirely clear and subject to change. Additionally, there is limited guidance regarding the application of these requirements to facts similar to the merger. Piedmont and Sayona have agreed to use commercially reasonable efforts to cause the merger to satisfy an exception to gain recognition for U.S. holders under Section 367(a) of the Code and to report the merger in such manner provided that such treatment is at least “more likely than not” to be sustained. However, the closing of the merger is not conditioned upon receipt of any ruling from the IRS or opinion of counsel, and no such rulings or opinions have been or will be sought regarding the tax consequences of the merger.
Based on information available as of the date of this proxy statement/prospectus, it is currently expected that the merger will not qualify for an exception to Section 367(a) of the Code. As a result, as of the date of this proxy statement/prospectus, U.S. holders are expected to recognize gain, if any, but not loss, in the merger in an amount equal to the excess of (i) the sum of the fair market value of the Sayona securities received by such holder, over (ii) such holder’s adjusted tax basis in the Piedmont common stock exchanged therefor. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the Piedmont common stock exceeds one year at the time of the merger. Long-term capital gains of non-corporate U.S. holders (including individuals) are currently eligible for preferential U.S. federal income tax rates. For U.S. holders realizing (but not recognizing) a loss in the merger in respect of any their Piedmont common stock (“Piedmont loss shares”), the aggregate adjusted tax basis of the Sayona securities received by such a U.S. holder in the merger will be equal to the adjusted tax basis of the Piedmont loss shares surrendered in the merger in exchange therefor. The holding period of the Sayona securities will include the holding period of the Piedmont loss shares surrendered in the merger in exchange therefor.
Even if Piedmont and Sayona report the merger as having qualified for an exception to gain recognition for U.S. holders under Section 367(a) of the Code, there can be no assurance that the IRS will not challenge such position or that a court would not sustain such challenge. Accordingly, there can be no assurance that Section 367(a) of the Code will not require U.S. holders of Piedmont common stock that participate in the merger to recognize taxable gain (but not loss) as a result of the merger. All U.S. holders are strongly urged to consult their tax advisors regarding the possible effect of Section 367(a) of the Code on the merger in their particular circumstances.
If Section 368(a) of the Code does not apply to the merger, the consequences for a U.S. holder recognizing gain in the merger would be the same as if Section 367(a) of the Code applied (as described above), and any U.S. holder of Piedmont loss shares would recognize loss in an amount equal to the difference between (i) the amount realized in the merger and (ii) such U.S. holder’s adjusted tax basis in its Piedmont common stock. Any such loss would be long-term capital loss if the holder’s holding period in such its Piedmont common stock exceeds one year at the time of the completion of merger. The deductibility of capital losses is subject to limitations.
Reporting Requirement
In connection with the merger, a U.S. holder may be required to file an IRS Form 926 to report a transfer or deemed transfer of property to Sayona.
Ownership of Sayona Securities
Distributions on Sayona Securities
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on Sayona securities that is made out of Sayona’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. To the extent that the amount of the distribution exceeds Sayona’s current and accumulated earnings and profits (as determined under

U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Sayona securities, and thereafter as capital gain recognized on a sale or exchange. However, Sayona may be unable to determine the portion of a distribution that is a dividend for U.S. federal income tax purposes, in which case Sayona will be required to report the entire amount of such distribution as a dividend. U.S. holders should consult their tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from Sayona.
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a “qualified foreign corporation” with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury and IRS guidance indicates that shares listed on the Nasdaq (which Sayona ADSs are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Sayona ADSs will be considered readily tradable on an established securities market in future years. Further, Sayona will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”
Subject to certain conditions and limitations, non-refundable withholding taxes (at a rate not in excess of any applicable income tax treaty rate), if any, on dividends paid by Sayona may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Sayona securities generally will be treated as income from sources outside the United States and generally will constitute passive category income. However, if Sayona were a “United States-owned foreign corporation” (generally, a non-U.S. corporation 50% or more of the stock of which, by vote or value, is held directly, indirectly or under applicable constructive ownership rules, by U.S. persons), then at least a portion of the dividends paid with respect to the Sayona securities would be U.S. source income for foreign tax credit purposes if and to the extent that more than a de minimis amount of the earnings and profits out of which the dividends were paid is from sources within the United States. Sayona cannot provide any assurances that it will not be characterized as a “United States-owned foreign corporation” as Sayona does not track the ownership of its shares by U.S. persons. Moreover, Sayona does not expect to maintain calculations with respect to the source of its earnings and profits under U.S. federal income tax principles. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.
Sale, Exchange or Other Taxable Disposition of Sayona Securities
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Sayona securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such securities. Any gain or loss recognized by a U.S. holder on a taxable disposition of Sayona securities generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such securities exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Sayona securities generally will be treated as U.S. source gain or loss.
Passive Foreign Investment Company Rules
Generally. The treatment of U.S. holders of Sayona securities could be materially different from that described above if Sayona is treated as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the non-U.S. corporation’s gross income for any taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of such non-U.S. corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation or any partnership in which it owns, directly or indirectly, 25% (by value) of the equity), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. If Sayona is treated as a PFIC during a U.S. holder’s holding period, it will, with respect to such U.S. holder, always be treated as a PFIC, regardless of whether it satisfied either of the qualification tests in subsequent years, subject to certain exceptions.
If Sayona were a PFIC for any taxable year and any non-U.S. corporation in which Sayona owns equity interests is also a PFIC (any such entity, a “lower-tier PFIC”), a U.S. holder will be deemed to own a proportionate amount (by value) of the shares of each such lower-tier PFIC and, unless timely QEF elections (as discussed further below) are made, generally will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any lower-tier PFIC and (ii) dispositions of shares of any lower-tier PFIC, in each case, as if the U.S. holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.
PFIC Status of Sayona. Sayona has not made an assessment at this time regarding the likelihood that it will be classified as a PFIC for its taxable year that includes the date of the merger or for subsequent taxable years. In any case, the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that Sayona will not be a PFIC for any taxable year.
If Sayona is or becomes a PFIC during any year in which a U.S. holder holds Sayona securities, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules: (i) the excess distribution regime (which is the default regime), (ii) the qualified electing fund (“QEF”) regime, or (iii) the mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are not eligible for the lower rates of taxation applicable to qualified dividend income under any of the foregoing regimes.
Excess Distribution Regime. If a U.S. holder does not make or is not eligible to make a QEF election or a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of Sayona securities, and (ii) any “excess distribution” on Sayona securities (generally, any distributions in excess of 125% of the average of the annual distributions on Sayona securities during the preceding three taxable years or the U.S. holder’s holding period for the Sayona securities that preceded the taxable year of the distribution, whichever is shorter). Generally, under this excess distribution regime:
•	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held the Sayona securities;
•
the amount allocated to the current taxable year and to any taxable year during the U.S. holder’s holding period before the first day of the first taxable year in which Sayona became a PFIC, will be taxed as ordinary income; and

•
the amount allocated to other prior taxable years not described in the preceding bullet will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution generally will be determined without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. holder’s Sayona securities cannot be treated as capital gains, even if such securities are held as capital assets.
QEF Regime. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year its allocable portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if such portion is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. holders of Sayona securities should not expect that they will receive cash distributions from Sayona sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions.
The timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status, or make an annual election, subject to certain limitations, to defer payment of current taxes on its undistributed QEF income inclusions, subject to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to its shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years.
A U.S. holder’s tax basis in Sayona securities will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as qualified dividend income. Amounts included as QEF income inclusions with respect to direct and indirect PFICs generally will not be taxed again when distributed by such PFICs.
A U.S. holder may make a QEF election with respect to its Sayona securities only if Sayona provides U.S. holders on an annual basis with certain information, including a “PFIC annual information statement” as described in the Treasury Regulations. There can be no assurance that Sayona will have timely knowledge of its status as a PFIC in the future or that Sayona will timely provide U.S. holders with the required information on an annual basis to allow U.S. holders to make and maintain a QEF election with respect to the Sayona securities in the event Sayona is treated as a PFIC for any taxable year. The failure to provide such information on an annual basis could prevent a U.S. holder from making a QEF election or result in the invalidation or termination of a U.S. holder’s prior QEF election. A valid QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS.
If a U.S. holder makes a QEF election with respect to its Sayona securities in a year after Sayona’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) Sayona securities, then notwithstanding such QEF election, the excess distribution regime discussed above, adjusted to take into account the QEF income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. holder’s Sayona securities, unless the U.S. holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. holder will be deemed to have sold such Sayona securities at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Sayona securities.
Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if they are “regularly traded” on a national securities exchange that is registered with the SEC, such as the Nasdaq. It is expected that Sayona ADSs will be listed on the Nasdaq but there can be no assurance that Sayona ADSs will continue to be so listed or will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder of Sayona ADSs would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the Sayona ADSs over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the Sayona ADSs will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Sayona ADSs in a taxable year in which Sayona is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as a capital loss). A mark-to-market election applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that a mark-to-market election generally would not be available with respect to stock of lower-tier PFICs that is nonmarketable. U.S. holders are advised to consult their tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.
PFIC Reporting Requirements. A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed. The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of Sayona securities are urged to consult their tax advisors concerning the application of the PFIC rules under their particular circumstances.
Additional Reporting Requirements
Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold such assets. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Sayona securities.
Information Reporting and Backup Withholding
Information reporting requirements may apply to dividends paid (or deemed paid) on Sayona securities, and the proceeds received on the disposition of Piedmont common stock or Sayona securities effected within the United States (and, in certain cases, outside the United States), in each case other than with respect to U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Australian Tax Considerations
Consequences of the Merger for Australian and Non-Australian Tax Resident Existing Piedmont Stockholders
Set out below is a general and high-level summary of certain Australian tax issues in respect of the exchange of Piedmont common stock under the merger for certain Australian tax resident existing Piedmont stockholders (“Australian Tax Resident Existing Piedmont Stockholders”) and existing Piedmont stockholders who are not Australian tax residents (“Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders”) and is subject to the exceptions referred to below.
This summary is based on the law in Australia in force as at the date of issue of this proxy statement/prospectus. This summary does not take into account the tax law of countries other than Australia and the taxation laws of Australia or their interpretation may change. This summary is general in nature and is not intended to be an authoritative or complete statement of all applicable laws. The precise Australian tax implications of the merger will depend on each existing Piedmont stockholder's specific and individual circumstances. In this respect, this summary does not take account of the individual circumstances of existing Piedmont stockholders and does not constitute tax advice and should not be relied upon as such.

All Piedmont stockholders should consult with their own independent tax advisers regarding the Australian income tax, stamp duty and goods and services tax (“GST”) consequences of exchanging Piedmont common stock for Sayona securities in connection with the merger, taking into account their respective, particular circumstances. As set out above, the following general summary does not account for the respective, particular circumstances of all existing Piedmont stockholders. Neither Sayona nor Piedmont intends to seek a Class Ruling application with the Australian Taxation Office with respect to the Australian income tax consequences of exchanging Piedmont common stock for Sayona securities in connection with the merger.
This general summary does not address the Australian tax consequences for existing Piedmont stockholders who: (a) acquired their Piedmont common stock pursuant to an employee rights, option or share plan; (b) hold Piedmont common stock as trading stock or on revenue account; (c) are a tax-exempt organization, an insurance company or a bank; (d) are temporary residents of Australia for Australian tax purposes or are under a legal disability; (e) are subject to the taxation of financial arrangements rules in Division 230 of the Income Tax Assessment Act 1997 (Cth) in relation to gains and losses on their Piedmont common stock; (f) hold Piedmont common stock in connection with a business that is being conducted through a permanent establishment outside their country of tax residence; (g) carry on a business of trading in securities; (h) are Australian tax resident corporate entities with a greater than 10% direct or indirect shareholding in Piedmont or are subject to the Controlled Foreign Company rules contained in Part X of the Income Tax Assessment Act 1936 (Cth); or (i) are partnerships or individuals who are partners of such partnerships.
The comments in this summary are also on the basis that Australian Tax Resident Existing Piedmont Stockholders provide their Australian tax file number (or Australian Business Number as relevant) to Sayona or Piedmont as applicable under Australian taxation law in respect of the merger. Furthermore, Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders (i.e., existing Piedmont stockholders who are tax resident of a country other than Australia (whether or not they are also residents, or are temporary residents, of Australia for tax purposes)) should take into account the tax consequences of the merger agreement under the laws of their country of residence, as well as under Australian law.
Australian Tax Resident Existing Piedmont Stockholders
Australian Capital Gains Tax (“CGT”)
The exchange of Piedmont common stock by Australian Tax Resident Existing Piedmont Stockholders will be a CGT event for Australian tax purposes. No comments are provided in this summary in respect of any potential eligibility (or otherwise) of any CGT roll-over relief for Australian Tax Resident Existing Piedmont Stockholders. Consequently, the CGT comments that follow are in the context of no CGT roll-over relief applying. However, specific Australian tax advice in respect of any such roll-over relief eligibility (and associated Australian tax implications) should be obtained by Australian Tax Resident Existing Piedmont Stockholders as applicable. In the absence of any such applicable CGT roll-over relief, a capital gain or capital loss may arise as a consequence of this CGT event. In broad terms, Australian Tax Resident Existing Piedmont Stockholders should make a capital gain for CGT purposes if the relevant capital proceeds exceed the cost base of their interest in the Piedmont common stock and a capital loss if the capital proceeds are less than the reduced cost base of their interest in the Piedmont common stock.
Generally, for Australian Tax Resident Existing Piedmont Stockholders, the cost base (or reduced cost base) of an interest in Piedmont common stock should include the historical amount paid to acquire the interest in the Piedmont common stock, plus any incidental costs of acquisition and disposal (e.g., brokerage fees and stamp duty). Separately, the first element of the cost base (and reduced cost base) of any interest in Sayona securities received by Australian Tax Resident Existing Piedmont Stockholders as part of the exchange under the merger should (in the absence of any CGT roll-over relief) be equal to the market value of the shares of Piedmont common stock it exchanges for the Sayona securities.
Each Australian Tax Resident Existing Piedmont Stockholder should seek specific Australian tax advice to confirm the cost base or reduced cost base of their Piedmont common stock (and interest in Sayona securities obtained as part of the exchange) for CGT purposes.
Discount CGT Treatment
If the Australian Tax Resident Existing Piedmont Stockholder has held, or is taken to have held, its shares of Piedmont common stock for at least 12 months at the time of the disposal of its shares of Piedmont common stock, the discount CGT provisions may apply. Subject to certain exceptions, the CGT discount is 50% for individuals and trusts, and 33 1/3% for complying superannuation entities. Companies (or entities which are treated like companies for Australian income tax purposes) are not entitled to a CGT discount. Where the Australian Tax Resident Existing Piedmont Stockholder derives a discount capital gain, the undiscounted amount may be reduced by their available capital losses before the discount is applied in certain circumstances. Australian Tax Resident Existing Piedmont Stockholders are required to include the resulting amount (i.e., the net capital gain) for the relevant income year in their Australian income tax return. Where the Australian Tax Resident Existing Piedmont Stockholder is a trustee, then it is recommended that independent Australian tax advice is sought as the rules associated with capital gains and the CGT discount are complex. Subject to certain requirements being satisfied, a capital gain may flow through to the trust beneficiaries of that trust, who are generally required to assess eligibility for the CGT discount in their own right.
Capital Loss
Subject to certain strict prerequisites, a capital loss from the exchange of Piedmont common stock for Sayona securities in connection with the merger may be used to offset capital gains derived in the same or subsequent years of income in certain circumstances. The capital loss cannot be offset against ordinary income or carried back to offset net capital gains arising in earlier income years.
Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders
Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders (i.e., existing Piedmont stockholders who are not Australian tax residents) who: (a) do not hold Piedmont common stock at any time in connection with a business that is being conducted at or through a permanent establishment in Australia and (b) hold Piedmont common stock on capital account, should not be subject to CGT on the exchange of their interest in Piedmont common stock for Sayona securities in connection with the merger to the extent that the Piedmont common stock held by the relevant Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholder is not “taxable Australian property” for Australian income tax purposes.
In very broad terms, the Piedmont common stock held by a Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholder would generally only be characterized as “taxable Australian property” for Australian tax purposes, if both of the following criteria are satisfied:
•
the relevant Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholder, together with associates, holds 10% or more of the issued capital in Piedmont, at the time of disposal or for 12 months of the last 2 years prior to the relevant disposal; and

•
more than 50% of the direct or indirect assets of Piedmont, determined by reference to market value, consists of relevant Australian land interests (which generally includes freehold and leasehold interests in Australian land and certain Australian mining, quarrying or prospecting rights).

To the extent that the Piedmont common stock held by a Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholder is not characterized as “taxable Australian property” for Australian tax purposes, then the foreign resident capital gains withholding tax of 15% (recently increased from 12.5%) should also not apply to the exchange of shares of Piedmont common stock for Sayona securities.
It is anticipated that the Piedmont common stock should not be regarded as taxable Australian property. However, Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders should obtain specialist Australian tax advice in respect of whether their Piedmont common stock constitutes “taxable Australian property” (and the associated Australian tax implications) for Australian tax purposes as applicable.
As noted above, this general summary is based upon existing Australian tax law as of the date of this proxy statement/prospectus. As a very general observation, the Australian Government has recently flagged future changes to the Australian capital gains tax regime as it applies to non-Australian tax residents for Australian income tax purposes (including the rules in respect of “taxable Australian property”). While no legislation has been enacted as at the date of this proxy statement/prospectus, it is important that Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders obtain specialist Australian tax advice in respect of the merger based on the Australian tax law in force at the applicable time.

Stamp Duty
No stamp duty (including Australian “landholder” duty) should be payable in any Australian State or Territory by existing Piedmont stockholders (i.e., both Australian Tax Resident Existing Piedmont Stockholders and Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders) in respect of the exchange of shares of Piedmont common stock for Sayona securities. In this respect, it is assumed that any receipt of an interest in Sayona by an existing Piedmont stockholder as part of the exchange under the merger does not cause them to hold an aggregated interest in Sayona (on an associate basis) above the relevant Australian “landholder” percentage threshold (which is typically 50% for unlisted companies and 90% for certain listed companies). Existing Piedmont stockholders should obtain specific Australian stamp duty advice, as applicable.
GST
Existing Piedmont stockholders (i.e., both Australian Tax Resident Existing Piedmont Stockholders and Foreign (Non-Australian) Tax Resident Existing Piedmont Stockholders) should not be liable for GST as a result of exchanging their Piedmont common stock for Sayona securities in connection with the merger, regardless of GST registration status.
Consequences of Acquiring, Owning or Disposing of Sayona Securities After the Merger for Non-Australian Shareholders
In this section, we provide a general summary of the Australian income tax, stamp duty and GST considerations related to the acquisition, ownership and disposal by Non-Australian Shareholders of Sayona securities after the merger as the absolute beneficial owners of the Sayona securities.
It is based upon existing Australian tax law as of the date of this proxy statement/prospectus, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or funds managers). This summary does not take into account the tax law of countries other than Australia.
This summary is general in nature and is not intended to be an authoritative or complete statement of all applicable laws and should not be construed as tax advice. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposal of Sayona securities, taking into account their specific circumstances. To the maximum extent permitted by law, Sayona and its officers and each of their respective advisors accept no liability and responsibility with respect to the Australian taxation consequences related to the acquisition, ownership and disposal by the absolute beneficial owners of the Sayona securities.
It is not intended that Sayona or Piedmont will seek a Class Ruling application with the Australian Taxation Office (“ATO”) in relation to the Australian income tax consequences associated with the Merger Agreement.
As used in this summary a “Non-Australian Shareholder” is a holder of Sayona securities that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.
This summary does not address the Australian tax consequences for Australian tax residents who are holders of Sayona securities. This summary does not address tax consequences for Non-Australian Shareholders who:
•	hold their Sayona securities on revenue account or as trading stock;
•	are temporary residents for Australian tax purposes;
•	hold their Sayona securities in connection with a business carried on through a permanent establishment outside their country of residence;
•	acquired their Sayona securities pursuant to an employee share, option or rights plan;
•	are a bank, insurance company or tax exempt organization; or
•	are subject to the taxation of financial arrangements rules in Division 230 of Income Tax Assessment Act 1997 (Cth) in relation to gains and losses on their Sayona securities.

Nature of Sayona ADSs for Australian Taxation Purposes
In broad terms, a Non-Australian Shareholder who holds Sayona ADSs will generally be treated for Australian taxation purposes as being entitled to the underlying Sayona ordinary shares in Sayona. Consequently, the underlying Sayona ordinary shares will be regarded as owned by the Non-Australian Shareholder as a Sayona ADS holder for Australian income tax and Australian capital gains tax purposes. Dividends paid on the underlying Sayona ordinary shares will also be treated as dividends paid to the Non-Australian Shareholders as a Sayona ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the Australian tax consequences to Non-Australian Shareholders of holding Sayona ordinary shares for Australian taxation purposes. As flagged, we note that the holder of a Sayona ADS will be treated for Australian tax purposes as the owner of the underlying Sayona ordinary shares that are represented by such Sayona ADSs.
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of Australian tax paid on company profits. Fully franked dividends paid by an Australian company to a non-resident are not subject to dividend withholding tax. An exemption for Australian dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income (“CFI”) for Australian tax purposes, and paid to Non-Australian Shareholders. Australian dividend withholding tax is generally imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. For illustrative purposes, under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by Sayona to a resident of the United States which is beneficially entitled to that dividend is generally limited to 15% (but can be further reduced to 5% or nil in certain other limited circumstances).
Tax on Sales or other Disposals of Shares—CGT
Generally speaking, Non-Australian Shareholders who hold their shares in Sayona on capital account will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of shares, unless the shares constitute “taxable Australian property” as defined in the Australian income tax law. In very broad terms, the shares would generally be characterized as “taxable Australian property” for Australian tax purposes, if both of the following criteria are satisfied:
(a)
the relevant Non-Australian Shareholder, together with associates, holds 10% or more of the issued capital in Sayona, at the time of disposal or for 12 months of the last 2 years prior to the relevant disposal; and

(b)
more than 50% of Sayona’s direct or indirect assets, determined by reference to market value, consists of relevant Australian land interests (which generally includes freehold and leasehold interests in Australian land and certain Australian mining, quarrying or prospecting rights).

The sale or other disposal of any shares in Sayona which are “taxable Australian property” by a Non-Australian Shareholder may be liable for Australian capital gains tax on any gains arising from the sale or other disposal of their shares, and the Non-Australian Shareholder may be required to lodge a corresponding tax return with the ATO in connection with the relevant sale or other disposal of the shares. Further, in general, Non-Australian Shareholders are not eligible to apply a CGT discount. Non-Australian Shareholders should obtain specialist taxation advice in these circumstances. Additionally, any Non-Australian Shareholder that may be subject to Australian capital gains tax on the disposal of their shares may have some of their proceeds withheld and remitted to the ATO under the ‘foreign resident capital gains withholding’ regime in certain circumstances.
Generally speaking, in the above circumstances where the shares in Sayona held by a Non-Australian Shareholder are “taxable Australian property,” the Double Taxation Convention between the United States and Australia is unlikely to limit Australia’s right to tax any gain of the sale or other disposal of such shares by Non-Australian Shareholders who are United States tax residents.
As noted above, this general summary is based upon existing Australian tax law as of the date of this proxy statement/prospectus. As a very general observation, the Australian Government has recently flagged changes to the Australian capital gains tax regime as it applies to non-Australian tax residents for Australian income tax purposes (including the rules in respect of “taxable Australian property”). Whilst draft legislation has not been released or enacted at the date of this proxy statement/prospectus, it is important that Non-Australian Shareholders obtain specialist taxation advice prior to any sale or other disposition of shares based on the Australian tax law in force at the time of such sale or other disposition.
Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account
Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the Australian income tax law, if the gains are sourced in Australia for Australian income tax purposes. Non-Australian Shareholders should obtain specialist taxation advice in these circumstances.
Dual Residency
Non-Australian Shareholders should obtain specialist taxation advice in circumstances where they are a resident of both Australia and another country.
Stamp Duty
No Australian stamp duty is payable by Non-Australian Shareholders on the issue and trading of Sayona’s ordinary shares on the basis that all of Sayona’s issued ordinary shares remain quoted on the ASX at all times, and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of all of Sayona’s issued ordinary shares.
No Australian stamp duty is payable on the issue and trading of American depositary shares, such as the Sayona ADSs.
Australian Death Duty
Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries who are Non-Australian Shareholders may, however, give rise to an Australian tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.
GST
The issue or transfer of shares to Non-Australian Shareholder and any subsequent sale or disposition of shares by a Non-Australian Shareholder will not incur GST.

THE MERGER AGREEMENT
This section describes the material terms of the merger agreement, which was executed on November 18, 2024. The description of the merger agreement in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about Sayona, Piedmont or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or in Sayona’s or Piedmont’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Sayona or Piedmont, as applicable, contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Sayona, Piedmont and Merger Sub were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Sayona, Piedmont and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Sayona and Piedmont delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the merger agreement was signed on November 18, 2024. You should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Sayona, Piedmont and Merger Sub or any of their respective subsidiaries or affiliates.
The Merger
Upon the terms and subject to the conditions of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into Piedmont in accordance with the DGCL. As a result of the merger, the separate existence of Merger Sub will cease and Piedmont will continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, Piedmont is sometimes referred to as the “surviving corporation”).
At the effective time of the merger, the merger will have the effects set forth in the merger agreement and the applicable provisions of the DGCL and all the property, rights, privileges, powers and franchises of each of Piedmont and Merger Sub will vest in the surviving corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Piedmont and Merger Sub will become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving corporation.
Closing
Unless otherwise mutually agreed to in writing between Sayona and Piedmont, the completion of the merger will take place no later than 4:00 p.m. New York, New York time on the fifth business day immediately following the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the completion of the merger (other than any such conditions which by their nature cannot be satisfied until the closing date, which will be required to be so satisfied or (to the extent permitted by applicable law) waived in accordance with the merger agreement on the closing date); provided that such day is a business day on which the Division of Corporations of the Delaware Department of State is open for submissions and the next day is a business day. For more information on the conditions to the completion of the merger, please see the section of this proxy statement/prospectus entitled “—Conditions to the Completion of the Merger.” The date on which the completion of the merger occurs is referred to herein as the “closing date.”
As soon as practicable on the closing date after the completion of the merger, a certificate of merger in the form set forth in Annex C to the merger agreement prepared and executed in accordance with the relevant provisions of the DGCL effectuating the merger will be filed with the Office of the Secretary of State of the State of Delaware and the merger will become effective upon the filing and acceptance of such certificate of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as agreed in writing by Sayona and Piedmont and specified in such certificate of merger.
Organizational Documents; Directors and Officers
At the effective time of the merger, (1) the certificate of incorporation of Piedmont in effect immediately prior to the effective time of the merger will be amended and restated in its entirety as of the effective time of the merger to be in the form set forth in Annex B to the merger agreement, and as so amended will be the certificate of incorporation of the surviving corporation, until duly amended, as provided therein or by applicable law, and (2) the bylaws of Piedmont in effect immediately prior to the effective time of the merger will be amended and restated in their entirety to be in the form of the bylaws of Merger Sub in effect immediately prior to the effective time of the merger, and as so amended will be the bylaws of the surviving corporation, until duly amended, as provided therein or by applicable law.
The directors and officers of Merger Sub immediately prior to the effective time of the merger will be the initial directors and officers, respectively, of the surviving corporation. Such directors and officers will serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.
Sayona and Piedmont have agreed to, prior to the effective time of the merger, take all actions as may be necessary to cause (1) the number of directors constituting the Sayona board as of the effective time of the merger to be eight, and (2) the Sayona board as of the effective time of the merger to be composed of (A) four designated Sayona directors, one of whom will be the then-current Managing Director and Chief Executive Officer of Sayona and at least two of whom will be independent (as determined by Sayona board), and (B) four designated Piedmont directors, each of whom will be independent (as determined by Piedmont board).
Sayona has agreed to cause the Sayona board to have separate nomination and remuneration committees at the effective time of the merger. Sayona and Piedmont have agreed to cooperate in good faith between November 18, 2024 and the effective time of the merger to agree on the composition and types of committees of the Sayona board at the effective time of the merger, and further agreed that independent directors, who are appropriately qualified individuals with an understanding of Sayona’s compliance requirements, will serve as the chairpersons of any committee of the Sayona board at the effective time of the merger.
At the effective time of the merger, the then-current Managing Director and Chief Executive Officer of Sayona will continue to serve as Managing Director and Chief Executive Officer of Sayona, and the individual designated by Piedmont prior to the closing of the merger will be the chairperson of the Sayona board.
Sayona has agreed to use reasonable best efforts after the effective time of the merger to cause each director of Sayona (including the directors designated by Piedmont), subject to each director’s statutory and fiduciary duties, to: (i) recommend to the shareholders of Sayona to vote in favor of all resolutions to elect or re-elect a director of Sayona at the next annual general meeting of Sayona held after the closing date; and (ii) vote, or cause to be voted, all Sayona ordinary shares which he or she controls in favor of all resolutions to elect or re-elect a director of Sayona at the next annual general meeting of Sayona held after the closing date.

Effect of the Merger on Capital Stock; Merger Consideration
At the effective time of the merger, by virtue of the merger and without any action on the part of Sayona, Merger Sub, Piedmont, or any holder of any securities of Sayona, Merger Sub or Piedmont:
•
Each share of capital stock of Merger Sub issued and outstanding immediately prior to the effective time of the merger will be converted into and will represent one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the surviving corporation, which will constitute the only outstanding shares of common stock of the surviving corporation immediately following the effective time of the merger.

•
Subject to the provisions of the merger agreement, each share of Piedmont common stock, including any shares in respect of which a Piedmont CDI has been issued, issued and outstanding immediately prior to the effective time of the merger (excluding any excluded shares (as defined below), or converted shares (as defined below)) (the “eligible shares”) will be converted into the right to receive the merger consideration from Sayona as follows:

○
each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 5.27 Sayona ordinary shares; and

○
each share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger and not represented by a Piedmont CDI will be converted into the right to receive [•] Sayona ADSs, representing together 527 Sayona ordinary shares (the exchange ratio).

All such eligible shares, when so converted pursuant to the provisions of the merger agreement, will cease to be outstanding and will automatically be canceled and cease to exist. Each holder of a share of Piedmont common stock that was outstanding immediately prior to the effective time of the merger (excluding any excluded shares or converted shares) will cease to have any rights with respect thereto, except the right to receive (A) the merger consideration and (B) any dividends or other distributions in accordance with the merger agreement, in each case to be issued or paid in consideration therefor upon the exchange of any certificates or book entry shares, as applicable, in accordance with the merger agreement.
All shares of Piedmont common stock held by Piedmont as treasury shares or by Sayona or Merger Sub immediately prior to the effective time of the merger and, in each case, not held on behalf of third parties (collectively, “excluded shares”) will automatically be canceled and cease to exist as of the effective time of the merger, and no consideration will be delivered in exchange for excluded shares.
Each share of Piedmont common stock that is owned by any direct or indirect subsidiary of Piedmont or Sayona (other than Merger Sub) (collectively, “converted shares”) will automatically be converted into a number of fully-paid and nonassessable Sayona ordinary shares equal to the exchange ratio.
Without limiting the parties’ respective obligations as further described in the section of this proxy statement/prospectus entitled “—Interim Operations of Piedmont and Sayona Pending the Merger,” in the event of any change in the number of eligible shares, Sayona ordinary shares or securities convertible or exchangeable into or exercisable for eligible shares or Sayona ordinary shares (in each case issued and outstanding after November 18, 2024 and before the effective time of the merger) by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the exchange ratio will be equitably adjusted to reflect the effect of such change and, so adjusted, will from and after the date of such event, be the merger consideration, subject to further adjustment in accordance with the merger agreement.
Treatment of Piedmont Equity Awards in the Merger
Piedmont RSU Awards
At the effective time of the merger, each then-outstanding restricted stock unit award of Piedmont (the “Piedmont RSU award”) will be converted automatically into a restricted stock unit award of Sayona (the “adjusted RSU award”) comprising the number of Sayona ordinary shares(or Sayona ADSs, as applicable), equal to the number of shares of Piedmont common stock subject to such Piedmont RSU award immediately prior to the effective time of the merger, multiplied by the exchange ratio, with any fractional shares rounded up to the nearest whole share. Except as set forth in the disclosure letter delivered by Piedmont to Sayona, the merger will not in and of itself constitute a single-trigger acceleration, vesting or payment event with respect to the Piedmont RSU awards or the adjusted RSU awards. Except as provided in the merger agreement, each adjusted RSU award will have the same terms and conditions (subject to any changes required by Australian law, including the ASX Listing Rules) as were applicable to such Piedmont RSU award immediately prior to the effective time of the merger (including vesting terms). Each Piedmont RSU award that is subject to performance-based vesting conditions will, immediately prior to the effective time of the merger, become earned, if at all, based on the greater of (A) the level determined or certified by the Piedmont board, the Leadership and Compensation Committee of the Piedmont board or another committee designated by the Piedmont board, as applicable, based on the results achieved during the applicable performance period, which period will be deemed to end on the latest practicable date prior to the effective time of the merger or (B) the target level, with the resulting adjusted RSU award, if any, subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the effective time of the merger. In the event that the holder of an adjusted RSU award is terminated by Sayona without cause or such holder resigns from Sayona for good reason, in either case, upon or within 12 months following the closing date, such adjusted RSU award will automatically become fully vested upon such termination without cause or resignation for good reason, as applicable. Sayona may settle each adjusted RSU award in its discretion through an issuance of new Sayona ordinary shares or Sayona ADSs, a transfer of existing Sayona ordinary shares or Sayona ADSs from any Sayona employee share trust (or similar arrangement) and/or by allocating in the name of the relevant person Sayona ordinary shares or Sayona ADSs held by any Sayona employee share trust (or similar arrangement).
Piedmont Option Awards
At the effective time of the merger, each then-outstanding Piedmont option award will be converted automatically into an option (the “adjusted option award”) to purchase the number of Sayona ordinary shares (rounded up to the nearest whole number of Sayona ordinary shares) equal to the number of shares of Piedmont common stock subject to such Piedmont option award immediately prior to the effective time of the merger multiplied by the exchange ratio. Except as set forth in the disclosure letter delivered by Piedmont to Sayona, the merger will not in and of itself constitute a single-trigger acceleration, vesting or payment event with respect to the Piedmont option awards or the adjusted option awards. Each adjusted option award will (x) have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Piedmont common stock of such Piedmont option award immediately prior to the effective time of the merger (or its equivalent in Australian dollars) by (B) the exchange ratio, and (y) except as provided in the merger agreement, be subject to the same terms and conditions (subject to any changes required by Australian law, including the ASX Listing Rules) as were applicable to such Piedmont option award immediately prior to the effective time of the merger (including the vesting terms). In the event that the holder of an adjusted option award is terminated by Sayona without cause or such holder resigns from Sayona for good reason, in either case, upon or within 12 months following the closing date, such adjusted option award will automatically become fully vested upon such termination without cause or resignation for good reason, as applicable. Sayona may settle each adjusted option award in its discretion through an issue of new Sayona ordinary shares or Sayona ADSs, a transfer of existing Sayona ordinary shares or Sayona ADSs from any Sayona employee share trust (or similar arrangement) and/or by allocating in the name of the relevant person Sayona ordinary shares or Sayona ADSs held by any Sayona employee share trust (or similar arrangement). The conversion of Piedmont option awards into adjusted option awards will be effected in a manner consistent with the requirements of Section 424(a) of the Code and Section 409A of the Code, as applicable.
Assumption of Piedmont Incentive Plan
At the effective time of the merger, Sayona will assume the Piedmont’s Stock Incentive Plan, effective March 31, 2021, as amended from time to time (the “Piedmont incentive plan”). Following the effective time of the merger, the Sayona board or a committee thereof will succeed to the authority and responsibility of the Piedmont board or any applicable committee thereof with respect to the administration of the Piedmont incentive plan.
Payment for Securities; Exchange
Sayona intends to enter into an agreement with Computershare Trust Company, N.A. to act as agent for the holders of Piedmont common stock in connection with the merger (the “exchange agent”). Sayona has agreed to, on the closing date and prior to the effective time of the merger, (i) deposit, or cause to be deposited with the depositary bank or its nominee for the benefit of holders of eligible shares entitled to receive the merger consideration in the form of Sayona ADSs, a number of Sayona ordinary shares constituting at least the amount necessary to satisfy the payment of the merger consideration to such holders; (ii) deposit, or cause to be deposited with, or as otherwise directed by, the exchange agent, for the benefit of the holders of eligible shares entitled to receive the merger consideration in the form of Sayona ordinary shares, a number of Sayona ordinary shares constituting at least the amount necessary to satisfy the payment of the merger consideration to such holders; and (iii) cause the depositary bank to deposit with, or as otherwise directed by, the exchange agent, for the benefit of the holders of eligible shares entitled to receive the merger consideration in the form of Sayona ADSs, receipts (or uncertificated book-entries) representing the Sayona ADSs constituting at least the amount necessary to satisfy the payment of the merger consideration to such holders.
Certificates
Sayona has agreed to, as soon as practicable after the effective time of the merger, but in no event more than two business days after the closing date, cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time of the merger, of an outstanding certificate or certificates that immediately prior to the effective time of the merger represented eligible shares (“certificates”), a notice advising such holders of the effectiveness of the merger and a letter of transmittal and instructions for use in effecting the surrender of such certificates for payment of the merger consideration, which letter of transmittal and instructions shall be in a customary form and agreed to by Sayona and Power prior to the closing of the merger. Upon surrender to the exchange agent of a certificate, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the exchange agent or Sayona, the holder of such certificate will be entitled to receive in exchange therefor one or more Sayona ordinary shares or Sayona ADSs (which will be in uncertificated book-entry form) representing, in the aggregate, the whole number of Sayona ordinary shares or Sayona ADSs that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of Piedmont common stock then held by such holder).
Non-DTC Book-Entry Shares
Sayona has agreed to, as soon as practicable after the effective time of the merger, but in no event more than two business days after the closing date, cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time of the merger, of eligible shares represented by book-entry shares not held through the DTC other than the shares of Piedmont common stock held by the CDI Depositary, (1) a notice advising such holders of the effectiveness of the merger, and (2) a statement reflecting the number of Sayona ordinary shares or Sayona ADSs (which will be in uncertificated book-entry form) representing, in the aggregate, the whole number of Sayona ordinary shares or Sayona ADSs that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of Piedmont common stock then held by such holder).
DTC Book-Entry Shares
With respect to Piedmont book-entry shares held through DTC, Sayona and Piedmont have agreed to cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, upon surrender of the eligible shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the merger consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to the merger agreement.
Piedmont CDIs
With respect to Piedmont CDIs representing eligible shares, Sayona has agreed to issue to the CDI Depositary the merger consideration in the form of Sayona ordinary shares in consideration of the transfer or cancellation of Piedmont common stock held by the CDI Depositary and procure the delivery of such Sayona ordinary shares to holders of corresponding Piedmont CDIs in accordance with the ASX settlement rules.

Except as prohibited by law, all instructions, notifications or elections by each Piedmont CDI holder to Piedmont that are binding or deemed binding between the Piedmont CDI holders and Piedmont, relating to Piedmont CDIs, including instructions, notifications or elections relating to:
•	whether distributions or dividends are to be paid by cheque or into a specific account (if applicable); and
•	the receipt of notices or other communications from Piedmont (including by email), will be deemed from the closing date (except to the extent determined otherwise by Sayona in its sole discretion) to be made by the Piedmont CDI holders to Sayona, and to be a binding instruction, notification or election to, and accepted by, Sayona in respect of any Sayona ordinary shares provided to that Piedmont CDI holder, until and unless that instruction, notification or election is revoked or amended in writing addressed to Sayona or its agent (including the share registry).
No Interest
No interest will be paid or accrued on any amount payable for shares of Piedmont common stock or Piedmont CDIs eligible to receive the merger consideration pursuant to the merger agreement.
Termination of Rights
At the effective time of the merger, (i) all merger consideration paid upon the surrender of and in exchange for eligible shares in accordance with the terms of the merger agreement will be deemed to have been paid in full satisfaction of all rights pertaining to Piedmont common stock and Piedmont CDIs, (ii) the stock transfer books of the surviving corporation will be closed immediately, and (iii) there will be no further registration of transfers on the stock transfer books of the surviving corporation of the shares of Piedmont common stock, including those underlying Piedmont CDIs, that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, eligible share certificates or book-entry shares are presented to the surviving corporation for any reason, they will be canceled and exchanged for the merger consideration.
No Liability
None of the surviving corporation, Sayona, Merger Sub, the exchange agent or the depositary bank will be liable to any holder of Piedmont common stock for any amount of merger consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.
Lost, Stolen, or Destroyed Certificates
If any certificate evidencing an eligible share (other than a certificate evidencing excluded shares or converted shares) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed (in the form and substance reasonably satisfactory to the surviving corporation and the exchange agent) and, if reasonably required by the surviving corporation, the posting by such person of a bond in such reasonable amount as the surviving corporation may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the merger consideration.
No Fractional Sayona Ordinary Shares or Sayona ADSs
No certificates or scrip or shares representing fractional Sayona ordinary shares or fractional Sayona ADSs will be issued upon the exchange of eligible shares. Fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable upon consummation of the merger will be rounded up to the nearest whole share. Any fractional Sayona ordinary shares or fractional Sayona ADSs otherwise issuable to the same holder of eligible shares will be aggregated together first and prior to eliminating fractional shares.
Withholding
Sayona, Piedmont, Merger Sub, the surviving corporation and the exchange agent are entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable law. To the extent such amounts are so deducted or withheld and paid over to the appropriate governmental entity, such deducted or withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction or withholding was made. Sayona, Piedmont, Merger Sub, the surviving corporation and the exchange agent, as the case may be, will cooperate in good faith to minimize any such deduction or withholding.
No Appraisal Rights
In accordance with the DGCL, no appraisal rights will be available with respect to the transactions contemplated by the merger agreement.
Representations and Warranties
Representations and Warranties
The merger agreement contains customary and, in most cases, reciprocal, representations and warranties by Piedmont and Sayona that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, and in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by Piedmont or lodged or filed with ASIC by Sayona, as applicable, from December 31, 2022 and prior to November 16, 2024 or in the disclosure letters delivered by Piedmont and Sayona to each other in connection with the merger agreement. These representations and warranties relate to, among other things:
•	organization, good standing and qualification to conduct business;
•	capitalization;
•
corporate authority and approval relating to the execution, delivery and performance of the merger agreement, including regarding the approval by the Sayona board and Piedmont board of the merger agreement and the transactions contemplated by the merger agreement;

•
the absence of a default or adverse change in the rights or obligations under any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other contract, organizational document of any person in which Sayona or Piedmont, as applicable, or any subsidiary of Sayona or Piedmont, as applicable, holds an equity interest (other than a subsidiary of Sayona or Piedmont, as applicable), permit, franchise or license to which Sayona or any of its subsidiaries (or, as applicable, Piedmont or any of Piedmont’s subsidiaries) are a party or violation of the organizational documents of Sayona (or, as applicable, Piedmont) or their respective subsidiaries, as a result of entering into, delivering and performing under the merger agreement and consummating the merger;

•
governmental filings, notices, reports, registrations, approvals, consents, ratifications, permits, permissions, waivers or expirations of waiting periods or authorizations required in connection with the execution, delivery and performance of the merger agreement and the completion of the merger;

•	filings with ASIC (with respect to Sayona) or the SEC (with respect to Piedmont) since December 31, 2022 and the financial statements included therein;
•
compliance with the applicable requirements under the U.S. Securities Act, the U.S. Exchange Act, the Sarbanes-Oxley Act of 2002, the Australian Corporations Act and the Nasdaq listing rules, ASX Listing Rules (in each case to the extent applicable to Sayona or Piedmont);

•	the absence of certain material changes and effects since June 30, 2024;
•	the conduct of business in the ordinary course of business since June 30, 2024 in all material respects;
•
the absence since June 30, 2024 of any damage, destruction or other casualty loss with respect to any of Sayona’s (or Piedmont’s, as applicable) material assets or property, that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Sayona (or Piedmont, as applicable);

•	the absence of certain undisclosed liabilities;

•
this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus forms a part, the notice of Sayona extraordinary general meeting and the Australian disclosure documents;

•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;
•	employee benefit plans;
•	labor matters;
•	tax matters;
•
the absence of certain legal proceedings, investigations and governmental orders against Sayona and its subsidiaries (or, as applicable, against Piedmont and its subsidiaries) or any of their properties or assets;

•	intellectual property matters;
•	real property;
•	certain mining matters;
•	environmental matters;
•	certain material contracts;
•	insurance;
•	compliance with anti-corruption, sanctions and export control laws; and
•	the absence of any undisclosed broker’s, finder’s fees or other similar fee or commission in connection with the merger.
The merger agreement also contains additional representations and warranties by Piedmont relating to, among other things:
•	receipt by Piedmont of a fairness opinion from its financial advisor regarding the fairness of the exchange ratio;
•	the inapplicability of anti-takeover laws.
The merger agreement also contains additional representations and warranties by Sayona and Merger Sub relating to, among other things, the conduct of the business of Merger Sub.
Definition of Material Adverse Effect
A “material adverse effect” means, when used with respect to Sayona or Piedmont, as applicable, any fact, circumstance, effect, change, condition, event or development that, individually or in the aggregate, (1) materially prevents, impairs or delays the ability of a party to the merger agreement to perform its obligations thereunder or to consummate the merger on or prior to September 30, 2025 (or would reasonably be expected to do so), or, (2) with the exceptions set forth below, that has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of such party and its subsidiaries, taken as a whole. For the purposes of clause (2), however, no effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following will be deemed to be or constitute a material adverse effect or will be taken into account when determining whether a material adverse effect has occurred or may, would or could occur:
•	general economic conditions (or changes in such conditions) or changes in global or national economic conditions generally;
•
conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including changes in interest rates and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

•	conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);
•	political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);
•	acts of god or force majeure events, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, epidemics, pandemics or weather conditions;
•
the announcement of the merger agreement or the pendency or consummation of the merger and the other transactions contemplated by the merger agreement (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of the merger agreement or the announcement or consummation of the merger and the other transactions contemplated by the merger agreement);

•
the fact that the Piedmont equity raise or the Sayona equity raise has not, or may not be, consummated, or that the closing equity raise may not be consummated (it being understood that the facts or occurrences giving rise to or contributing to any such fact may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

•
compliance with the terms of, or the taking of any action expressly required by, the merger agreement (except for certain obligations under the merger agreement to operate in the ordinary course (or similar obligations));

•
changes or prospective changes in law or other legal or regulatory conditions, or the interpretation or enforcement thereof, or changes in GAAP, the Australian accounting standards or other accounting standards, the Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, Subpart 1300 of Regulation S-K (or the interpretation or enforcement thereof), or that result from any action taken for the purpose of complying with any of the foregoing, or effects arising out of any conversion or reconciliation among GAAP, Australian accounting standards or other accounting standards, the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects and Subpart 1300 of Regulation S-K; or

•
any changes in such party’s stock price or the trading volume of such party’s stock, or any failure by such party to meet any analysts’ estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such party or any of its subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); or

•	such matters as may be set forth in the disclosure letters delivered by Piedmont and Sayona to each other in connection with the merger agreement.
Notwithstanding the foregoing, if such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the first five bullets and the ninth bullet directly above disproportionately adversely affect such party and its subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate impact will be taken into account when determining whether a material adverse effect has occurred or may, would or could occur.
A “Piedmont material adverse effect” means a material adverse effect with respect to Piedmont, and a “Sayona material adverse effect” means a material adverse effect with respect to Sayona.
Interim Operations of Piedmont and Sayona Pending the Merger
Interim Operations of Piedmont
Piedmont has agreed that, except (1) as provided in the disclosure letter Piedmont delivered to Sayona in connection with the merger agreement, (2) as expressly permitted or required by the merger agreement, (3) as expressly required by the contracts with respect to the Piedmont equity raise on terms consistent with those set forth in the disclosure letter Piedmont delivered to Sayona in connection with the merger agreement, (4) as may be required by applicable law, (5) for any commercially reasonable actions in response to certain emergency conditions, (6) anything expressly provided for in Piedmont’s capital budget or (7) as otherwise consented to by Sayona in writing (which consent will not be unreasonably withheld, conditioned or delayed), until the earlier of the effective time of the merger and the termination of the merger agreement pursuant to the terms of the merger agreement, it will, and will cause each of its subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with governmental entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with Piedmont.
In addition, Piedmont has further agreed that, except (1) as provided in the disclosure letter Piedmont delivered to Sayona in connection with the merger agreement, (2) as expressly permitted or required by the merger agreement or Piedmont’s capital budget, (3) as expressly required by the contracts with respect to the Piedmont equity raise on terms consistent with those set forth in the disclosure letter Piedmont delivered to Sayona in connection with the merger agreement, (4) as may be required by applicable law, or (5) as otherwise consented to by Sayona in writing (which consent will not be unreasonably withheld, conditioned or delayed), until the earlier of the effective time of the merger and the termination of the merger agreement, Piedmont will not, and will not permit its subsidiaries to:
•
declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Piedmont or its subsidiaries, except for dividends and distributions by a direct or indirect wholly owned subsidiary of Piedmont to Piedmont or another direct or indirect wholly owned subsidiary of Piedmont;

•
split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Piedmont or any of its subsidiaries;

•
purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Piedmont or any subsidiary of Piedmont, except as to satisfy any applicable tax withholding in respect of the vesting, exercise or settlement of any Piedmont equity awards outstanding as of November 18, 2024, in accordance with the terms of the Piedmont equity plans and applicable award agreements;

•
offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Piedmont or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (1) the issuance or delivery of Piedmont common stock upon the vesting, exercise or lapse of any restrictions on any Piedmont equity awards outstanding on November 18, 2024 in accordance with the terms of such Piedmont equity awards, and (2) issuances by a wholly owned subsidiary of Piedmont of such subsidiary’s capital stock or other equity interests to Piedmont or any other wholly owned subsidiary of Piedmont;

•
amend or propose to amend Piedmont’s organizational documents (other than in immaterial respects) or adopt any material change in the organizational documents of any of Piedmont’s subsidiaries that would prevent, delay or impair the ability of the parties to consummate the transactions contemplated by the merger agreement or otherwise adversely affect the consummation of the transactions contemplated by the merger agreement;

•
subject to Piedmont’s obligations described in “—No Solicitation; Changes of Recommendation—No Solicitation by Piedmont,” acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in the assets of, exchanging, licensing, or by any other manner), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;

•
sell, lease, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), discontinue or otherwise dispose of, any portion of its assets or properties, other than (1) sales, leases or dispositions for which the consideration or fair market value is less than $5 million in the aggregate, (2) the sale of lithium spodumene concentrate in the ordinary course, (3) sales of obsolete or worthless equipment or (4) among Piedmont and its wholly owned subsidiaries;
•
authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, scheme of arrangement, consolidation, restructuring, recapitalization or other reorganization of Piedmont or any of its subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the transactions contemplated by the merger agreement;

•	change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP or applicable law;
•
(1) make (other than in the ordinary course), change or revoke any material election relating to taxes; (2) change an annual tax accounting period; (3) adopt (other than in the ordinary course) or change any material tax accounting method; (4) file any material amended tax return; (5) enter into any closing agreement with respect to any material amount of taxes; (6) enter into any tax allocation, sharing or indemnity contract or arrangement (other than in the ordinary court) or (7) settle or compromise any claim, audit, assessment or dispute that involves a material amount of taxes;

•
except as required by the terms of an employee benefit plan sponsored, maintained or contributed to by Piedmont (a “Piedmont plan”) in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, grant any material increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than the payment or settlement of incentive compensation for completed performance periods based upon the actual level of achievement of the applicable performance goals;

•
except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits;

•
except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the transactions contemplated by the merger agreement that is inconsistent with the treatment described in the subsection of this proxy statement/prospectus entitled “—Treatment of Piedmont Equity Awards in the Merger”;

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except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement;

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except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Piedmont plan in existence as of November 18, 2024;

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except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, enter into, establish or adopt any Piedmont plan which was not in existence prior to November 18, 2024, or materially amend or terminate any Piedmont plan in existence as of November 18, 2024, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to Piedmont;

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except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or has (or would have) an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of $120,000;

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except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, terminate the employment of any employee who has an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of $120,000 or any executive officer, in each case, other than for cause;

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except as required by the terms of any Piedmont plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, enter into, amend or terminate any collective bargaining agreement or other labor agreement;

•
retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Piedmont’s indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than indebtedness incurred by Piedmont or its subsidiaries and owed to Piedmont or its subsidiaries);

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incur, create or assume any indebtedness or guarantee any such indebtedness of another person or create any encumbrances on any property or assets of Piedmont or any of its subsidiaries in connection with any indebtedness thereof, other than encumbrances permitted by the merger agreement, except for: (1) the incurrence of indebtedness by Piedmont that is owed to any wholly owned subsidiary of Piedmont or by any subsidiary of Piedmont that is owed to Piedmont or a wholly owned subsidiary of Piedmont, (2) the incurrence of indebtedness in an amount not to exceed $5 million, or (3) the creation of any encumbrances securing any indebtedness permitted by the foregoing exceptions;

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enter into any contract that would be a Power Contract (as defined in the merger agreement), if it were in effect on November 18, 2024 (other than in the ordinary course) or modify, amend, terminate or assign, or waive or assign any rights under, any Power Contract (other than in the ordinary course);

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cancel, modify or waive any debts or claims held by Piedmont or any of its subsidiaries or waive any rights held by Piedmont or any of its subsidiaries having in each case a value in excess of $1 million in the aggregate;

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waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any audit, claim or other proceeding in respect of taxes) other than (1) the settlement of such proceedings involving only the payment of monetary damages by Piedmont or any of its subsidiaries of any amount not exceeding $1 million in the aggregate and (2) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of law; provided that Piedmont will be permitted to settle any transaction litigation in accordance with the merger agreement;

•
make or commit to make any capital expenditures not included in Piedmont’s capital budget that are, in the aggregate, greater than $1.5 million in any fiscal quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

•
take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied, as further described in the section of this proxy statement/prospectus entitled “—Conditions to the Completion of the Merger”; or

•	agree to take any action described above.
Interim Operations of Sayona
Sayona has agreed that, except (1) as provided in the disclosure letter Sayona delivered to Piedmont in connection with the merger agreement, (2) as expressly permitted or required by the merger agreement, (3) as expressly required by the contracts with respect to the Sayona equity raise on terms consistent with those set forth in the disclosure letter Sayona delivered to Piedmont in connection with the merger agreement or contracts with respect to the closing equity raise, (4) as may be required by applicable law, (5) for any commercially reasonable actions in response to certain emergency conditions, (6) anything expressly provided for in Sayona’s capital budget or (7) as otherwise consented to by Piedmont in writing (which consent will not be unreasonably withheld, conditioned or delayed) or consented to or approved by Piedmont or a subsidiary of Piedmont in its capacity as a shareholder or any subsidiary of Sayona or a director nominated by Piedmont or any subsidiary of

Piedmont to the board of directors of any subsidiary of Sayona, until the earlier of the effective time of the merger and the termination of the merger agreement, it will, and will cause each of its subsidiaries to, use its reasonable best efforts to conduct its business in the ordinary course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with governmental entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with Sayona.
In addition, Sayona has further agreed that, except (1) as provided in the disclosure letter Sayona delivered to Piedmont in connection with the merger agreement, (2) as expressly permitted or required by the merger agreement or Sayona’s capital budget, (3) as expressly required by the contracts with respect to the Sayona equity raise on terms consistent with those set forth in the disclosure letter Sayona delivered to Piedmont in connection with the merger agreement or contracts with respect to the closing equity raise or (4) as otherwise consented to by Piedmont in writing (which consent will not be unreasonably withheld, conditioned or delayed) or consented to or approved by Piedmont or a subsidiary of Piedmont in its capacity as a shareholder or any subsidiary of Sayona or a director nominated by Piedmont or any subsidiary of Piedmont to the board of directors of any subsidiary of Sayona, until the earlier of the effective time of the merger and the termination of the merger agreement, Sayona will not, and will not permit its subsidiaries to:
•
declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Sayona or its subsidiaries, except for dividends and distributions by a direct or indirect wholly owned subsidiary of Sayona to Sayona or another direct or indirect wholly owned subsidiary of Sayona;

•
split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Sayona or any of its subsidiaries;

•
purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Sayona or any subsidiary of Sayona, except as to satisfy any applicable tax withholding in respect of the vesting, exercise or settlement of any equity awards of Sayona outstanding as of November 18, 2024, in accordance with the terms of the Sayona equity plans and applicable award agreements;

•
offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Sayona or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (1) the issuance or delivery of Sayona ordinary shares upon the vesting, exercise or lapse of any restrictions on any equity awards of Sayona outstanding on November 18, 2024 in accordance with the terms of such awards, and (2) issuances by a wholly owned subsidiary of Sayona of such subsidiary’s capital stock or other equity interests to Sayona or any other wholly owned subsidiary of Sayona;

•
amend or propose to amend Sayona’s organizational documents (other than in immaterial respects) or adopt any material change in the organizational documents of any of Sayona’s subsidiaries that would prevent, delay or impair the ability of the parties to consummate the transactions contemplated by the merger agreement or otherwise adversely affect the consummation of the transactions contemplated by the merger agreement;

•
subject to Sayona’s obligations described in “—No Solicitation; Changes of Recommendation—No Solicitation by Sayona,” acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in the assets of, exchanging, licensing, or by any other manner), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;

•
sell, lease, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), discontinue or otherwise dispose of, any portion of its assets or properties, other than (1) sales, leases or dispositions for which the consideration or fair market value is less than $5 million in the aggregate, (2) the sale of lithium spodumene concentrate in the ordinary course, (3) sales of obsolete or worthless equipment or (4) among Sayona and its wholly owned subsidiaries;
•
authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, scheme of arrangement, consolidation, restructuring, recapitalization or other reorganization of Sayona or any of its subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the transactions contemplated by the merger agreement;

•	change in any material respect their material financial accounting principles, practices or methods, except as required by AAS or applicable law;
•
(1) make (other than in the ordinary course), change or revoke any material election relating to taxes; (2) change an annual tax accounting period; (3) adopt (other than in the ordinary course) or change any material tax accounting method; (4) file any material amended tax return; (5) enter into any closing agreement with respect to any material amount of taxes; (6) enter into any tax allocation, sharing or indemnity contract or arrangement (other than in the ordinary court) or (7) settle or compromise any claim, audit, assessment or dispute that involves a material amount of taxes;

•
except as required by the terms of an employee benefit plan sponsored, maintained or contributed to by Sayona in effect as of November 18, 2024 (a “Sayona plan”) or as may be amended as permitted by the merger agreement, grant any material increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than the payment or settlement of incentive compensation for completed performance periods based upon the actual level of achievement of the applicable performance goals;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Sayona plan in existence as of November 18, 2024;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, enter into, establish or adopt any Sayona plan which was not in existence prior to November 18, 2024, or materially amend or terminate any Sayona plan in existence as of November 18, 2024, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to Sayona;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or has (or would have) an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of $120,000;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, terminate the employment of any employee who has an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of $120,000 or any executive officer, in each case, other than for cause;

•
except as required by the terms of any Sayona plan in effect as of November 18, 2024 or as may be amended as permitted by the merger agreement, enter into, amend or terminate any collective bargaining agreement or other labor agreement;

•
retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Sayona’s indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than indebtedness incurred by Sayona or its subsidiaries and owed to Sayona or its subsidiaries);

•
incur, create or assume any indebtedness or guarantee any such indebtedness of another person or create any encumbrances on any property or assets of Sayona or any of its subsidiaries in connection with any indebtedness thereof, other than encumbrances permitted by the merger agreement, except for: (1) the incurrence of indebtedness by Sayona that is owed to any wholly owned subsidiary of Sayona or by any subsidiary of Sayona that is owed to Sayona or a wholly owned subsidiary of Sayona, (2) the incurrence of indebtedness in an amount not to exceed $5 million, or (3) the creation of any encumbrances securing any indebtedness permitted by the foregoing exceptions;

•
enter into any contract that would be a Shock Contract (as defined in the merger agreement), if it were in effect on November 18, 2024 (other than in the ordinary course) or modify, amend, terminate or assign, or waive or assign any rights under, any Shock Contract (other than in the ordinary course);

•
cancel, modify or waive any debts or claims held by Sayona or any of its subsidiaries or waive any rights held by Sayona or any of its subsidiaries having in each case a value in excess of $1 million in the aggregate;

•
waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any audit, claim or other proceeding in respect of taxes) other than (1) the settlement of such proceedings involving only the payment of monetary damages by Sayona or any of its subsidiaries of any amount not exceeding $1 million in the aggregate and (2) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of law; except that Sayona will be permitted to settle any transaction litigation in accordance with the merger agreement;

•
make or commit to make any capital expenditures not included in Sayona’s capital budget that are, in the aggregate, greater than $1.5 million in any fiscal quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

•
take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied, as further described in the section of this proxy statement/prospectus entitled “—Conditions to the Completion of the Merger”; or

•	agree to take any action described above.
No Solicitation; Changes of Recommendation
No Solicitation by Sayona
Sayona has agreed that, except as permitted by the provisions of the merger agreement, from and after November 18, 2024, Sayona will and will cause Sayona’s subsidiaries and Sayona’s and Sayona’s subsidiaries’ respective officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives (“representatives”) to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Sayona competing proposal” (as defined below). Sayona agreed that by November 19, 2024, Sayona will have delivered written notice to each third party that has received non-public information regarding Sayona within the 24 months prior to November 18, 2024 pursuant to a confidentiality agreement with Sayona for purposes of evaluating any transaction that could be a Sayona competing proposal requesting the prompt return or destruction of all confidential information concerning Sayona and any of its subsidiaries furnished to such third party and all documents or material incorporating any such confidential information in the possession of such third party or its representatives. Sayona also agreed to terminate any physical and electronic data access related to any such potential Sayona competing proposal previously granted to such third parties by November 19, 2024.
Sayona has also agreed that, from and after November 18, 2024 and until the effective time of the merger or, if earlier, the termination of the merger agreement, except as otherwise permitted by the provisions of the merger agreement, Sayona will not, will cause Sayona’s subsidiaries and Sayona’s and Sayona’s subsidiaries respective representatives not to, directly or indirectly:
•
initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Sayona competing proposal;

•
engage in, continue or otherwise participate in any discussions with any person with respect to or negotiations with any person with respect to, relating to, or in furtherance of a Sayona competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Sayona competing proposal;

•
furnish any non-public information regarding Sayona or its subsidiaries, or access to the properties, assets or employees of Sayona or its subsidiaries, to any person in connection with or in response to any Sayona competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Sayona competing proposal;

•
approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Sayona competing proposal (other than certain confidentiality agreements entered into as permitted by the merger agreement); or

•	submit any Sayona competing proposal to the vote of Sayona shareholders.
Notwithstanding the above restrictions, Sayona or any of its representatives may, in response to an inquiry or proposal from a third party, inform a third party or its representative of the “no solicitation” obligations described above (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted under the merger agreement).
Sayona has agreed to, from and after November 18, 2024, promptly (and in any event within the shorter of one business day or 48 hours) notify Piedmont of the receipt by Sayona (directly or indirectly) of any Sayona competing proposal or any expression of interest, inquiry, proposal or offer which could lead to a Sayona competing proposal, in each case, made on or after November 18, 2024, any request for information or data relating to Sayona or any of its subsidiaries made by any person in connection with a Sayona competing proposal or any request for discussions or negotiations with Sayona or a representative of Sayona relating to a Sayona competing proposal (including the identity of such person), and Sayona will provide to Piedmont promptly (and in any event within the shorter of one business day or 48 hours) (1) a copy of any such Sayona competing proposal or expression of interest, inquiry, proposal or offer made in writing provided to Sayona or any of its subsidiaries or any of their respective representatives or (2) if any such Sayona competing proposal or expression of interest, inquiry, proposal or offer is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Sayona has agreed to (1) keep Piedmont reasonably informed, on a prompt basis (and in any event within the shorter of one business day or 48 hours), of any material development regarding the status or terms of any such Sayona competing proposals or expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within the shorter of one business day or 48 hours) apprise Piedmont of the status of any such discussions or negotiations and (2) provide to Piedmont as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one business day or 48 hours) copies of all material written correspondence and other material written materials provided to Sayona or its representatives from any person related to such Sayona competing proposal or any such expressions of interest, proposals or offers. Sayona has agreed to notify Piedmont if Sayona determines to begin providing information or to engage in discussions or negotiations concerning a Sayona competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Sayona: No Solicitation Exceptions
Prior to, but not after, the time the Sayona merger proposals have been approved by Sayona shareholders, Sayona and its representatives may engage in the activities described in the second and third bullets in the second paragraph of the section directly above (and, only with respect to a Sayona competing proposal that satisfies the requirements of the merger agreement, may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Sayona competing proposal or any modification thereto) with any person if Sayona receives a bona fide written Sayona competing proposal from such person that was not solicited at any time after November 18, 2024 in breach of the obligations described in “—No Solicitation by Sayona”; provided, however, that:
•
no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section of this proxy statement/prospectus entitled “—No Solicitation by Sayona” may be furnished until Sayona receives an executed confidentiality agreement from such person containing reasonable customary limitations on the use and disclosure of non-public information furnished to such person by or on behalf of Sayona and standstill restrictions, as determined by the Sayona board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibit Sayona from providing any information to Piedmont in accordance with the merger agreement or that otherwise prohibits Sayona from complying with the provisions of the merger agreement);

•
any such non-public information furnished to such person will have previously been made available to Piedmont or is made available to Piedmont prior to or concurrently with the time such information is made available to such person (or, in the case of oral non-public information only, promptly, and in any event within the shorter of one business day and 48 hours after the time such information is made available to such person); and

•
prior to taking any such actions, the Sayona board or any committee of the Sayona board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Sayona competing proposal is, or would reasonably be expected to lead to, a Sayona superior proposal, and that failure to take such actions would likely breach the statutory or fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law.

In addition, prior to, but not after, the time the Sayona merger proposals have been approved by Sayona shareholders, the Sayona board will be permitted, through its representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to the merger agreement, to provide any non-public information to) any person that has made a bona fide written Sayona competing proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Sayona board to make an informed determination under the last bullet above.
No Solicitation by Piedmont
Piedmont has agreed that, except as permitted by the provisions of the merger agreement, from and after November 18, 2024, Piedmont will and will cause Piedmont’s subsidiaries and Piedmont’s and Piedmont’s subsidiaries’ respective representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Piedmont competing proposal” (as defined below). Piedmont agreed that by November 19, 2024, Piedmont will have delivered written notice to each third party that has received non-public information regarding Piedmont within the 24 months prior to November 18, 2024 pursuant to a confidentiality agreement with Piedmont for purposes of evaluating any transaction that could be a Piedmont competing proposal requesting the prompt return or destruction of all confidential information concerning Piedmont and any of its subsidiaries furnished to such third party and all documents or material incorporating any such confidential information in the possession of such third party or its representatives. Piedmont also agreed to terminate any physical and electronic data access related to any such potential Piedmont competing proposal previously granted to such third parties by November 19, 2024.

Piedmont has also agreed that, from and after November 18, 2024 and until the effective time of the merger or, if earlier, the termination of the merger agreement, except as otherwise permitted by the provisions of the merger agreement, Piedmont will not, will cause Piedmont’s subsidiaries and Piedmont’s and Piedmont’s subsidiaries respective representatives not to, directly or indirectly:
•
initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Piedmont competing proposal;

•
engage in, continue or otherwise participate in any discussions with any person with respect to or negotiations with any person with respect to, relating to, or in furtherance of a Piedmont competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Piedmont competing proposal;

•
furnish any non-public information regarding Piedmont or its subsidiaries, or access to the properties, assets or employees of Piedmont or its subsidiaries, to any person in connection with or in response to any Piedmont competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Piedmont competing proposal;

•
approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Piedmont competing proposal (other than certain confidentiality agreements entered into as permitted by the merger agreement); or

•	submit any Piedmont competing proposal to the vote of Piedmont stockholders.
Notwithstanding the above restrictions, Piedmont or any of its representatives may, in response to an inquiry or proposal from a third party, inform a third party or its representative of the “no solicitation” obligations described above (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted under the merger agreement).
Piedmont has agreed to, from and after November 18, 2024, promptly (and in any event within the shorter of one business day or 48 hours) notify Sayona of the receipt by Piedmont (directly or indirectly) of any Piedmont competing proposal or any expression of interest, inquiry, proposal or offer which could lead to a Piedmont competing proposal, in each case, made on or after November 18, 2024, any request for information or data relating to Piedmont or any of its subsidiaries made by any person in connection with a Piedmont competing proposal or any request for discussions or negotiations with Piedmont or a representative of Piedmont relating to a Piedmont competing proposal (including the identity of such person), and Piedmont will provide to Sayona promptly (and in any event within the shorter of one business day or 48 hours) (1) a copy of any such Piedmont competing proposal or expression of interest, inquiry, proposal or offer made in writing provided to Piedmont or any of its subsidiaries or any of their respective representatives or (2) if any such Piedmont competing proposal or expression of interest, inquiry, proposal or offer is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Piedmont has agreed to (1) keep Piedmont reasonably informed, on a prompt basis (and in any event within the shorter of one business day or 48 hours), of any material development regarding the status or terms of any such Piedmont competing proposals or expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within the shorter of one business day or 48 hours) apprise Sayona of the status of any such discussions or negotiations and (2) provide to Sayona as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one business day or 48 hours) copies of all material written correspondence and other material written materials provided to Piedmont or its representatives from any person related to such Piedmont competing proposal or any such expressions of interest, proposals or offers. Piedmont has agreed to notify Sayona if Piedmont determines to begin providing information or to engage in discussions or negotiations concerning a Piedmont competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.
Piedmont: No Solicitation Exceptions
Prior to, but not after, the time the Piedmont merger proposal has been approved by Piedmont stockholders, Piedmont and its representatives may engage in the activities described in the second and third bullets in the second paragraph of the section directly above (and, only with respect to a Piedmont competing proposal that satisfies the requirements of the merger agreement, may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Piedmont competing proposal or any modification thereto) with any person if Piedmont receives a bona fide written Piedmont competing proposal from such person that was not solicited at any time after November 18, 2024 in breach of the obligations described in “—No Solicitation by Piedmont”; provided, however, that:
•
no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section of this proxy statement/prospectus entitled “—No Solicitation by Piedmont” may be furnished until Piedmont receives an executed confidentiality agreement from such person containing reasonable customary limitations on the use and disclosure of non-public information furnished to such person by or on behalf of Piedmont and standstill restrictions, as determined by the Piedmont board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibit Sayona from providing any information to Piedmont in accordance with the merger agreement or that otherwise prohibits Sayona from complying with the provisions of the merger agreement);

•
any such non-public information furnished to such person will have previously been made available to Sayona or is made available to Sayona prior to or concurrently with the time such information is made available to such person (or, in the case of oral non-public information only, promptly, and in any event within the shorter of one business day and 48 hours after the time such information is made available to such person); and

•
prior to taking any such actions, the Piedmont board or any committee of the Piedmont board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Piedmont competing proposal is, or would reasonably be expected to lead to, a Piedmont superior proposal, and that failure to take such actions would likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law.

In addition, prior to, but not after, the time the Piedmont merger proposal has been approved by Piedmont stockholders, the Piedmont board will be permitted, through its representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to the merger agreement, to provide any non-public information to) any person that has made a bona fide written Piedmont competing proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Piedmont board to make an informed determination under the last bullet above.
Sayona: Restrictions on Changes of Recommendation
Subject to certain exceptions described below, the Sayona board, including any committee of the Sayona board, may not:
•
change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to Piedmont, its recommendation that Sayona shareholders approve the Sayona merger proposals;

•	fail to include its recommendation that Sayona shareholders approve the Sayona merger proposals in the notice of Sayona extraordinary general meeting;
•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Sayona competing proposal;
•
publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme of arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than certain confidentiality agreements) relating to a Sayona competing proposal;

•
in the case of a Sayona competing proposal that is structured as a takeover bid pursuant to Chapter 6 of the Australian Corporations Act for outstanding Sayona ordinary shares, fail to recommend, in a target’s statement under section 638 of the Australian Corporations Act, against acceptance of such takeover bid by its shareholders on or prior to the earlier of (A) three business days prior to the date the Sayona extraordinary general meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date the Piedmont special meeting is held, including adjournments) or (B) 14 days after announcement of such takeover bid;
•
if a Sayona competing proposal will have been publicly announced or disclosed (other than pursuant to the bullet directly above), fail to publicly reaffirm its recommendation that Sayona shareholders approve the Sayona merger proposals (or refer to its recommendation that Sayona shareholders approve the Sayona merger proposals) on or prior to the earlier of (A) five business days after Piedmont so requests in writing or (B) three business days prior to the date of the Sayona extraordinary general meeting (or promptly after announcement or disclosure of such Sayona competing proposal if announced or disclosed on or after the third business day prior to the date of the Sayona extraordinary general meeting ); or

•
cause or permit Sayona to enter into a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme or arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than certain confidentiality agreements) relating to a Sayona competing proposal.

The taking of any of the actions described in the seven bullets directly above is referred to herein as a “Sayona recommendation change.”
Piedmont: Restrictions on Changes of Recommendation
Subject to certain exceptions described below, the Piedmont board, including any committee of the Piedmont board, may not:
•
change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to Sayona or Merger Sub, its recommendation that Piedmont stockholders approve the Piedmont merger proposal;

•	fail to include its recommendation that Piedmont stockholders approve the Piedmont merger proposal in this proxy statement/prospectus;
•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Piedmont competing proposal;
•
publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme of arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than certain confidentiality agreements) relating to a Piedmont competing proposal;

•
in the case of a Piedmont competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the U.S. Exchange Act for outstanding shares of Piedmont common stock (other than by Sayona or an affiliate of Sayona), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three business days prior to the date the Piedmont special meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date the Piedmont special meeting is held, including adjournments) or (B) 10 business days (as such term is used in Rule 14d-9 of the U.S. Exchange Act) after commencement of such tender offer or exchange offer;

•
if a Piedmont competing proposal will have been publicly announced or disclosed (other than pursuant to the bullet directly above), fail to publicly reaffirm its recommendation that Piedmont stockholders approve the Piedmont merger proposal (or refer to its recommendation that Piedmont stockholders approve the Piedmont merger proposal) on or prior to the earlier of (A) five business days after Sayona so requests in writing or (B) three business days prior to the date of the Piedmont special meeting (or promptly after announcement or disclosure of such Piedmont competing proposal if announced or disclosed on or after the third business day prior to the date of the Piedmont special meeting); or

•
cause or permit Piedmont to enter into a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme or arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than certain confidentiality agreements) relating to a Piedmont competing proposal.

The taking of any of the actions described in the seven bullets directly above is referred to herein as a “Piedmont recommendation change.”
Sayona: Permitted Changes of Recommendation in Connection with a Sayona Superior Proposal
Prior to, but not after, the Sayona merger proposals have been approved by Sayona shareholders, in response to a bona fide written Sayona competing proposal that was not solicited at any time following November 18, 2024, is expressly conditioned upon the non-consummation of the transactions contemplated by the merger agreement and did not arise from a breach of the obligations described above and in the section of this proxy statement/prospectus entitled “—No Solicitation by Sayona” if the Sayona board so chooses, the Sayona board may effect a Sayona recommendation change; provided, however, that such a Sayona recommendation change may not be made unless and until:
•	the Sayona board determines in good faith after consultation with its financial advisors and outside legal counsel that such Sayona competing proposal is a Sayona superior proposal;
•
the Sayona board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Sayona recommendation change in response to such Sayona superior proposal would likely breach the statutory or fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law;

•
Sayona provides Piedmont written notice of such proposed action at least four business days in advance, which notice will set forth in writing that the Sayona board intends to consider whether to take such action and include a copy of the available proposed Sayona competing proposal and any applicable transaction and financing documents, but excluding any information relating to a Sayona competing proposal that Sayona (acting reasonably) considers is likely to disclose commercially sensitive information of the proponent of the Sayona competing proposal, provided that Piedmont is able to reasonably ascertain the terms of the Sayona competing proposal notwithstanding the exclusion of such information;

•
after giving such notice and prior to effecting such Sayona recommendation change, Sayona will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Piedmont (to the extent Piedmont wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Sayona board not to effect a Sayona recommendation change; and

•
at the end of the four-business-day period, prior to taking action to effect a Sayona recommendation change, the Sayona board takes into account any adjustments or revisions to the terms of the merger agreement proposed by Piedmont in writing and any other information offered by Piedmont in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Sayona competing proposal remains a Sayona superior proposal and that the failure to effect a Sayona recommendation change in response to such Sayona superior proposal would likely breach the statutory or fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law; provided that, in the event of any material amendment or material modification to any Sayona superior proposal (it being understood that any amendment or modification to the economic terms of any such Sayona superior proposal will be deemed material), Sayona will be required to deliver a new written notice to Piedmont and to comply with the foregoing requirements with respect to such new written notice, except that the advance written notice obligation will be reduced to two business days; provided, further, that any such new written notice shall in no event shorten the original four-business-day period.

Sayona: Permitted Changes of Recommendation in Connection with Intervening Events
Prior to, but not after, the time the Sayona merger proposals have been approved by Sayona shareholders, in response to a Sayona intervening event that occurs or arises after November 18, 2024 and that did not arise from or in connection with a breach of the merger agreement by Sayona, Sayona may, if the Sayona board so chooses, effect a Sayona recommendation change; provided, however, that such a Sayona recommendation change may not be made unless and until:
•	the Sayona board determines in good faith after consultation with its financial advisors and outside legal counsel that a Sayona intervening event has occurred;

•
the Sayona board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Sayona recommendation change in response to such Sayona intervening event would likely breach the statutory or fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law;

•
Sayona provides Piedmont written notice of such proposed action and the basis of such proposed action four business days in advance, which notice will set forth in writing that the Sayona board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Sayona intervening event;

•
after giving such notice and prior to effecting such Sayona recommendation change and if requested by Power, Sayona negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Piedmont (to the extent Piedmont wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Sayona board not to effect a Sayona recommendation change in response thereto; and

•
at the end of the four-business-day period, prior to taking action to effect a Sayona recommendation change, the Sayona board takes into account any adjustments or revisions to the terms of the agreement proposed by Piedmont in writing and any other information offered by Piedmont in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Sayona recommendation change in response to such Sayona intervening event would likely breach the statutory or fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law; provided that in the event of any material changes regarding any Sayona intervening event, Sayona will be required to deliver a new written notice to Piedmont and to comply with the foregoing requirements with respect to such new written notice, except that the advance written notice obligation will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original four-business-day notice period.

A “Sayona intervening event” means a development or change in circumstance that occurs or arises after November 18, 2024 that was not known to or reasonably foreseeable by the Sayona board prior to the execution of the merger agreement and that is material to Sayona and its subsidiaries, taken as a whole (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), provided, however, that in no event will the following constitute a Sayona intervening event: (1) the receipt, existence or terms of an actual or possible Sayona competing proposal or Sayona superior proposal, (2) any effect relating to Piedmont or any of its subsidiaries that does not amount to a material adverse effect, individually or in the aggregate, (3) any change, in and of itself, in the price or trading volume of Sayona ordinary shares or shares of Piedmont common stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Sayona intervening event, to the extent otherwise permitted by this definition), (4) the fact that Sayona or any of its subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Sayona intervening event, to the extent otherwise permitted by this definition), (5) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts)), general market prices and political or regulatory changes affecting the industry or any changes in applicable law, (6) any opportunity to acquire (by merger, scheme of arrangement, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other person, or (7) the fact that the Piedmont equity raise or the Sayona equity raise has not, or may not be, consummated, or that the closing equity raise may not be consummated (it being understood that the underlying facts giving rise or contributing to any such fact may constitute, or be taken into account in determining whether there has been a Sayona intervening event, to the extent otherwise permitted by this definition).
Piedmont: Permitted Changes of Recommendation in Connection with a Piedmont Superior Proposal
Prior to, but not after, the Piedmont merger proposal has been approved by Piedmont stockholders, in response to a bona fide written Piedmont competing proposal that was not solicited at any time following

November 18, 2024, is expressly conditioned upon the non-consummation of the transactions contemplated by the merger agreement and did not arise from a breach of the obligations described above and in the section of this proxy statement/prospectus entitled “—No Solicitation by Piedmont” if the Piedmont board so chooses, the Piedmont board may effect a Piedmont recommendation change; provided, however, that such a Piedmont recommendation change may not be made unless and until:
•	the Piedmont board determines in good faith after consultation with its financial advisors and outside legal counsel that such Piedmont competing proposal is a Piedmont superior proposal;
•
the Piedmont board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Piedmont recommendation change in response to such Piedmont superior proposal would likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law;

•
Piedmont provides Sayona written notice of such proposed action at least four business days in advance, which notice will set forth in writing that the Piedmont board intends to consider whether to take such action and include a copy of the available proposed Piedmont competing proposal and any applicable transaction and financing documents, but excluding any information relating to a Piedmont competing proposal that Piedmont (acting reasonably) considers is likely to disclose commercially sensitive information of the proponent of the Piedmont competing proposal, provided that Sayona is able to reasonably ascertain the terms of the Piedmont competing proposal notwithstanding the exclusion of such information;

•
after giving such notice and prior to effecting such Piedmont recommendation change, Piedmont will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Sayona (to the extent Sayona wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Piedmont board not to effect a Piedmont recommendation change in response thereto; and

•
at the end of the four-business-day period, prior to taking action to effect a Piedmont recommendation change, the Piedmont board takes into account any adjustments or revisions to the terms of the merger agreement proposed by Sayona in writing and any other information offered by Sayona in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Piedmont competing proposal remains a Piedmont superior proposal and that the failure to effect a Piedmont recommendation change in response to such Piedmont superior proposal would likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law; provided that, in the event of any material amendment or material modification to any Piedmont superior proposal (it being understood that any amendment or modification to the economic terms of any such Piedmont superior proposal will be deemed material), Piedmont will be required to deliver a new written notice to Sayona and to comply with the foregoing requirements with respect to such new written notice, except that the advance written notice obligation will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original four-business-day notice period.

Piedmont: Permitted Changes of Recommendation in Connection with Intervening Events
Prior to, but not after, the time the Piedmont merger proposal has been approved by Piedmont stockholders, in response to a Piedmont intervening event that occurs or arises after November 18, 2024 and that did not arise from or in connection with a breach of the merger agreement by Piedmont, Piedmont may, if the Piedmont board so chooses, effect a Piedmont recommendation change; provided, however, that such Piedmont recommendation change may not be made unless and until:
•	the Piedmont board determines in good faith after consultation with its financial advisors and outside legal counsel that a Piedmont intervening event has occurred;
•
the Piedmont board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Piedmont recommendation change in response to such Piedmont intervening event likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law;

•
Piedmont provides Sayona written notice of such proposed action and the basis of such proposed action four business days in advance, which notice will set forth in writing that the Piedmont board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Piedmont intervening event;

•
after giving such notice and prior to effecting such Piedmont recommendation change and if requested by Sayona, Piedmont negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Sayona (to the extent Sayona wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Piedmont board not to effect a Piedmont recommendation change in response thereto; and

•
at the end of the four-business-day period, prior to taking action to effect a Piedmont recommendation change, the Piedmont board takes into account any adjustments or revisions to the terms of the agreement proposed by Sayona in writing and any other information offered by Sayona in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Piedmont recommendation change in response to such Piedmont intervening event would likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law; provided that, in the event of any material changes regarding any Piedmont intervening event, Piedmont will be required to deliver a new written notice to Sayona and to comply with the foregoing requirements with respect to such new written notice, except that the advance written notice obligation will be reduced to two business days; provided, further, that any such new written notice will in no event shorten the original four-business-day notice period..

A “Piedmont intervening event” means a development or change in circumstance that occurs or arises after November 18, 2024 that was not known to or reasonably foreseeable by the Piedmont board prior to the execution of the merger agreement and that is material to Piedmont and its subsidiaries, taken as a whole (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), provided, however that in no event will the following constitute a Piedmont intervening event: (1) the receipt, existence or terms of an actual or possible Piedmont competing proposal or Piedmont superior proposal, (2) any effect relating to Sayona or any of its subsidiaries that does not amount to a material adverse effect, individually or in the aggregate, (3) any change, in and of itself, in the price or trading volume of shares of Piedmont common stock or Sayona ordinary shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Piedmont intervening event, to the extent otherwise permitted by this definition), (4) the fact that Piedmont or any of its subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Piedmont intervening event, to the extent otherwise permitted by this definition), (5) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts)), general market prices and political or regulatory changes affecting the industry or any changes in applicable law, (6) any opportunity to acquire (by merger, scheme of arrangement, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other person, or (7) the fact that the Piedmont equity raise or the Sayona equity raise has not, or may not be, consummated, or that the closing equity raise may not be consummated (it being understood that the underlying facts giving rise or contributing to any such fact may constitute, or be taken into account in determining whether there has been a Piedmont intervening event, to the extent otherwise permitted by this definition).
Sayona: Confidentiality and Standstill Arrangements
From November 18, 2024 and continuing until the earlier of the effective time of the merger and the termination of the merger agreement, Sayona will not (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party, and Sayona will, or will cause its subsidiaries to enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this paragraph, prior to, but not after, the time the Sayona merger proposals have been approved by Sayona shareholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Sayona board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would likely breach the fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law, Sayona may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a bona fide written Sayona competing proposal to the Sayona board and communicate such waiver to the applicable third party; provided, that Sayona must advise Piedmont at least three business days prior to taking such action. Sayona has represented and warranted to Piedmont that it has not taken any action that (1) would be prohibited by this paragraph or (2) but for the ability to avoid actions that would likely breach the fiduciary duties owed by the Sayona board to the shareholders of Sayona under applicable law, would have been prohibited by this paragraph during the 30 days prior to November 18, 2024.
Piedmont: Confidentiality and Standstill Arrangements
From November 18, 2024 and continuing until the earlier of the effective time of the merger and the termination of the merger agreement, Piedmont will not (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party, and Piedmont will, or will cause its subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this paragraph, prior to, but not after, the time the Piedmont merger proposal has been approved by Piedmont stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Piedmont board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law, Piedmont may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a bona fide written Piedmont competing proposal to the Piedmont board and communicate such waiver to the applicable third party; provided, that Piedmont must advise Sayona at least three business days prior to taking such action. Piedmont has represented and warranted to Sayona that it has not taken any action that (1) would be prohibited by this paragraph or (2) but for the ability to avoid actions that would likely breach the fiduciary duties owed by the Piedmont board to the stockholders of Piedmont under applicable law, would have been prohibited by this paragraph during the 30 days prior to November 18, 2024.
Mutual Obligations
If any obligation of Sayona described in this section of this proxy statement/prospectus entitled “—No Solicitation; Changes of Recommendation” is declared or determined by the Australian Takeovers Panel to constitute “unacceptable circumstances” within the meaning of the Australian Corporations Act, then the equivalent obligation imposed on Piedmont described in this section of this proxy statement/prospectus entitled “—No Solicitation; Changes of Recommendation” will be modified so that it applies to Piedmont to reflect the original intent of Piedmont and Sayona that such obligations are to apply mutually to Piedmont and Sayona.
Certain Permitted Disclosure
The Piedmont board may, after consultation with its outside legal counsel, make such disclosures the Piedmont board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the U.S. Exchange Act or make any “stop, look and listen” communication or any other disclosure to the stockholders of Piedmont pursuant to Rule 14d-9(f) under the U.S. Exchange Act or make a disclosure that is required by applicable law. If such disclosure has the effect of withdrawing or adversely modifying the recommendation of the Piedmont board that its stockholders vote in favor of the Piedmont merger proposal, such disclosure will be deemed to be a Piedmont recommendation change and Sayona will have the right to terminate the merger agreement.
Definitions of Competing Proposals
A “Sayona competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Piedmont or any of its subsidiaries) involving, directly or indirectly:
•
any acquisition (by asset purchase, stock purchase, merger, scheme of arrangement or otherwise) by any third party or group of any business or assets of Sayona or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 20% or more of Sayona’s and its subsidiaries’ assets (by fair market value), net revenue or EBITDA for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;
•
any acquisition of beneficial ownership or economic ownership or interest by any third party or group of 20% or more of the outstanding Sayona ordinary shares or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in that person or group beneficially owning 20% or more of the outstanding Sayona ordinary shares entitled to vote on the election of directors; or

•
any merger, scheme of arrangement consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sayona or any of its subsidiaries that generated 20% or more of Sayona’s and its subsidiaries’ assets (by fair market value), net revenue or EBITDA for the preceding 12 months; or

•	otherwise requiring Sayona to abandon, or otherwise fail to proceed with, the merger.
A “Piedmont competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Sayona or any of its subsidiaries) involving, directly or indirectly:
•
any acquisition (by asset purchase, stock purchase, merger, scheme of arrangement or otherwise) by any third party or group of any business or assets of Piedmont or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 20% or more of Piedmont’s and its subsidiaries’ assets (by fair market value), net revenue or EBITDA for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•
any acquisition of beneficial ownership or economic ownership or interest by any third party or group of 20% or more of the outstanding shares of Piedmont common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in that person or group beneficially owning 20% or more of the outstanding shares of Piedmont common stock entitled to vote on the election of directors; or

•
any merger, scheme of arrangement consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Piedmont or any of its subsidiaries that generated 20% or more of Piedmont’s and its subsidiaries’ assets (by fair market value), net revenue or EBITDA for the preceding 12 months; or

•	otherwise requiring Piedmont to abandon, or otherwise fail to proceed with, the merger.
Definitions of Superior Proposals
A “Sayona superior proposal” means a bona fide written proposal that is not solicited after November 18, 2024 and is made after such date by any person or group (other than Piedmont or any of its affiliates) to acquire, directly or indirectly, (1) businesses or assets of Sayona or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that constitute all or substantially all of the assets of Sayona and its subsidiaries, taken as a whole, immediately prior to such transaction, or (2) all or substantially all of the outstanding Sayona ordinary shares, in each case whether by way of merger, scheme of arrangement, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Sayona board, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Sayona’s shareholders than the merger and the closing equity raise (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, regulatory aspects, the likelihood of termination, the timing or certainty of closing, the identity of the person or persons making the proposal, and any adjustments or revisions to the terms of the merger agreement offered by Piedmont response to such proposal or otherwise).
A “Piedmont superior proposal” means a bona fide written proposal that is not solicited after November 18, 2024 and is made after November 18, 2024 by any person (other than Sayona or any of its affiliates) to acquire, directly or indirectly, (1) businesses or assets of Piedmont or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that constitute all or substantially all of the assets of Piedmont and its subsidiaries, taken as a whole, immediately prior to such transaction, or (2) all or substantially all of the outstanding shares of Piedmont common stock, in each case whether by way of merger, scheme of arrangement, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Piedmont board, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Piedmont’s stockholders than the merger and the closing equity raise (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, regulatory aspects, the likelihood of termination, the timing or certainty of closing, the identity of the person or persons making the proposal, and any adjustments or revisions to the terms of the merger agreement offered by Sayona in response to such proposal or otherwise).
Preparation of Proxy Statement/Prospectus, Registration Statement, Notice of Sayona Extraordinary General Meeting and Australian Disclosure Documents
Sayona has agreed to promptly furnish to Piedmont such data and information relating to it, its subsidiaries (including Merger Sub) and the holders of its capital stock, as Piedmont may reasonably request for the purpose of including such data and information in this proxy statement/prospectus and any amendments or supplements hereto used by Piedmont to obtain the adoption and approval by the Piedmont stockholders of the merger agreement. Piedmont has agreed to promptly furnish to Sayona such data and information relating to it, its subsidiaries and the holders of its capital stock, as Sayona may reasonably request for the purpose of including such data and information in this proxy statement/prospectus and any amendments or supplements hereto and the registration statement, of which this proxy statement/prospectus forms a part, and any amendments or supplements thereto, the notice of Sayona extraordinary general meeting and each Australian disclosure document.
Piedmont and Sayona have agreed to each use reasonable best efforts to cause this proxy statement/prospectus and the registration statement, of which this proxy statement/prospectus forms a part, to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Sayona and Piedmont will each use its reasonable best efforts to cause the registration statement, of which this proxy statement/prospectus forms a part, to become effective under the U.S. Securities Act as soon after such filing as reasonably practicable and Sayona will use its reasonable best efforts to keep the registration statement, of which this proxy statement/prospectus forms a part, effective as long as is necessary to consummate the merger. Each of Piedmont and Sayona will advise the other promptly after it receives any request by the SEC for amendment of this proxy statement/prospectus or the registration statement, of which this proxy statement/prospectus forms a part, or comments thereon and responses thereto or any request by the SEC for additional information. Each of Piedmont and Sayona have agreed to use its reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the transactions contemplated by the merger agreement to comply as to form and substance in all material respects with the applicable requirements of the U.S. Securities Act and the U.S. Exchange Act.
Prior to filing the registration statement, of which this proxy statement/prospectus forms a part (or any amendment or supplement thereto), or mailing this proxy statement/prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Piedmont and Sayona has agreed to (1) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (2) include in such document or response all comments reasonably and promptly proposed by the other and (3) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval will not be unreasonably withheld, conditioned or delayed, except where the other party has not promptly, and in any event within the time required by the SEC, responded, provided comments or proposed amendments as contemplated by this sentence.
Sayona has agreed to use its reasonable best efforts to obtain ASIC relief from the requirements of Chapter 6D.2 and 6D.3 of the Australian Corporations Act prior to the scheduled delivery of the document required to be distributed to Australian resident holders of Piedmont common stock to implement the Sayona share issuance. The parties will use reasonable best efforts to ensure that such lodgment of such document as a prospectus occurs on or around the date on which the registration statement, of which this proxy statement/prospectus forms a part, has been declared effective by the SEC. Piedmont will use its reasonable best efforts to assist with the preparation of any supplement required in connection with such document lodged as a prospectus. Sayona has further agreed to use its reasonable best efforts to meet the requirements of section 708A of the Australian Corporations Act in order to implement the closing equity raise, provided that if Sayona does not meet such requirements, Sayona may cease to pursue preparing a cleansing notice and instead prepare and lodge a prospectus under the Australian Corporations Act. If Sayona prepares such a prospectus, the parties will schedule delivery of such prospectus after expiry of the exposure period for that prospectus. The parties will use reasonable best efforts to ensure that the lodgment of that prospectus occurs on or around the date on which the registration statement, of which this proxy statement/prospectus forms a part, having been declared effective by the SEC. Piedmont will use its reasonable best efforts to assist with the preparation of any supplement required in connection with such prospectus. Piedmont and Sayona have agreed to each use reasonable best efforts to cause the notice of Sayona extraordinary general meeting and each Australian disclosure document to comply with the rules and regulations promulgated by ASIC and to respond promptly to any comments of ASIC. To the extent required by the Australian Corporations Act, as soon as reasonably practicable after each Australian disclosure document is filed with ASIC, Sayona and Piedmont have each agreed to use their reasonable best efforts to have such Australian disclosure document validly lodged with ASIC and to keep such Australian disclosure document valid by issuing any replacement or supplementary disclosure document as required by ASIC, in each case as long as necessary to consummate the transactions contemplated by the merger agreement (including the Sayona share issuance and the closing equity raise). Each of Piedmont and Sayona have agreed to advise the other promptly after it receives any request by ASIC for amendment of any Australian disclosure document or comments thereon and responses thereto or any request by ASIC for additional information, and to use reasonable best efforts to cause all documents that it is responsible for filing with ASIC or the ASX in connection with the transactions contemplated by the merger agreement to comply as to form and substance in all material respects with the applicable requirements of the Australian Corporations Act, the rules and regulations of ASIC and the rules of ASX.
Each of Piedmont and Sayona has agreed to use its reasonable best efforts to ensure that information relating to Piedmont and its subsidiaries (in the case of Piedmont) and relating to Sayona and its subsidiaries (in the case of Sayona), (i) contained in the registration statement, of which this proxy statement/prospectus forms a part, will not, at the time such registration statement becomes effective under the U.S. Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) contained in this proxy statement/prospectus will not, at the time this proxy statement/prospectus is first mailed to stockholders of Piedmont and at the time of the Piedmont special meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (iii) contained in each Australian disclosure document and the notice of Sayona extraordinary general meeting will not, on the date the notice of Sayona extraordinary general meeting is made available to the shareholders of Sayona or the relevant Australian disclosure document is first mailed to the relevant addressee, as applicable, or at the time of the Sayona extraordinary general meeting and the Piedmont special meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to be stated therein in order to make the statements therein not misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant Australian disclosure document or the notice of Sayona extraordinary general meeting, as the case may be. If any information relating to Sayona, Piedmont, the surviving corporation, or any of their respective subsidiaries, is discovered by Sayona or Piedmont which, in the reasonable judgment of Sayona or Piedmont, respectively, should be set forth in an amendment of, or supplement to, this proxy statement/prospectus, the registration statement, of which this proxy statement/prospectus forms a part, any Australian disclosure document or the notice of Sayona extraordinary general meeting, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or, in respect of the relevant Australian disclosure document or the notice of Sayona extraordinary general meeting, not be misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant Australian disclosure document or the notice of Sayona extraordinary general meeting, the party that discovers such information has agreed to promptly notify the other party, and Sayona and Piedmont have agreed to cooperate in the prompt filing with (to the extent required by applicable law) with the SEC or ASIC, as the case may be, of any necessary amendment of, or supplement to, this proxy statement/prospectus, the registration statement, of which this proxy statement/prospectus forms a part, the relevant Australian disclosure document or the notice of Sayona extraordinary general meeting, as applicable, and in disseminating the information contained in such amendment or supplement to the shareholders of Sayona and stockholders of Piedmont, as the case may be.
Prior to filing of any Australian disclosure document (or any amendment or supplement thereto) or notice of Sayona extraordinary general meeting (or any amendment or supplement thereto) or responding to any comments of ASIC or the ASX with respect thereto, each of Piedmont and Sayona will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably and promptly proposed by the other and (iii) not file or mail such document or respond to ASIC or the ASX prior to receiving the approval of the other, which approval may not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Sayona will not be prevented from responding to, or otherwise communicating, with ASIC or the ASX if Piedmont has not promptly, and in any event within the time required by ASIC or ASX, responded, provided comments or proposed amendments as contemplated by the previous sentence.
Sayona and Piedmont have agreed to make all necessary filings with respect to the merger and the transactions contemplated by the merger agreement under the U.S. Securities Act, the U.S. Exchange Act and applicable blue sky laws and the rules and regulations thereunder, including any material new information disseminated by either party. Each party has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to use its reasonable best efforts to do or cause to be done all things, necessary, proper or advisable under applicable law and the rules and policies of the Nasdaq and the SEC to enable the listing of the Sayona ADSs being registered pursuant to the registration statement on the Nasdaq by no later than the effective time of the merger, subject to official notice of issuance. Each of Piedmont, Sayona and Merger Sub will advise the other, promptly after it receives notice thereof, of the time when the registration statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Sayona ordinary shares and Sayona ADSs issuable in connection with the merger for offering or sale in any jurisdiction. Each of Sayona and Piedmont will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
If at any time prior to the effective time of the merger, any information relating to Sayona or Piedmont, or any of their respective affiliates, officers or directors, should be discovered by Sayona or Piedmont that should be set forth in an amendment or supplement to the registration statement, of which this proxy statement/prospectus forms a part, or this proxy statement/prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the Piedmont stockholders.
Special Meetings
Sayona extraordinary general meeting
Sayona has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Sayona to duly give notice of, convene and hold (in person or by way of “hybrid” meeting, in accordance with applicable law and Sayona’s organizational documents) a meeting of holders of Sayona ordinary shares for the purpose of obtaining the approval of the Sayona merger proposals, the proposal to approve the issuance of the Sayona ordinary shares under the closing equity raise and, if agreed by Sayona and Piedmont pursuant to the next sentence, the proposals to consolidate the Sayona ordinary shares and to change Sayona’s name after the effective time, such meeting to be held as promptly as reasonably practicable after the clearance of this proxy statement/prospectus by the SEC and the registration statement, of which this proxy statement/prospectus forms a part, is declared effective by the SEC, any Australian disclosure document in respect of the Sayona share issuance (but excluding any Australian disclosure document relating to the closing equity raise) having been lodged with ASIC (if required) and the exposure period (to the extent applicable) prescribed by section 727(3) of the Australian Corporations Act having expired, however, the Sayona extraordinary general meeting is not required to be held on a date that is before three months prior to the closing of the merger, unless otherwise agreed by Sayona (and then subject to any required waivers from the ASX). Sayona and Piedmont have agreed to cooperate in good faith to determine whether the Sayona ordinary shares should be consolidated after the effective time of the merger and if so, based on what ratio, and whether Sayona should be renamed after the effective time of the merger, and if so, to what name, in each case, including for the purposes of seeking a vote of the shareholders of Sayona at the Sayona extraordinary general meeting.
Except as permitted in the merger agreement, the Sayona board must recommend that the holders of Sayona ordinary shares vote in favor of the Sayona merger proposals and the Sayona board must solicit from the holders of Sayona ordinary shares proxies in favor of the Sayona merger proposals. Sayona has agreed to take all other actions necessary, required or advisable to secure the vote of the shareholders of Sayona in favor of the Sayona merger proposals required by the ASX Listing Rules or applicable law. The notice of Sayona extraordinary general meeting will include the recommendation of the Sayona board that the shareholders of Sayona vote in favor of the Sayona merger proposals and a statement that each director of Sayona intends to vote, or cause to be voted, any Sayona ordinary shares which he or she controls in favor of the Sayona merger proposals, subject to the absence of a Sayona recommendation change, including in response to a Sayona superior proposal or a Sayona intervening event.
Sayona may, without Piedmont’s prior written consent, adjourn, postpone or otherwise delay the Sayona extraordinary general meeting (1) if Sayona believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the approval of the Sayona merger proposals, the proposal to approve the issuance of the Sayona ordinary shares under the closing equity raise and, if agreed by Sayona and Piedmont to be voted on the at the Sayona extraordinary general meeting, the proposals to consolidate the Sayona ordinary shares and to change Sayona’s name after the effective time, or (B) ensure the filing and dissemination of any supplemental or amended disclosure which the Sayona board has determined in good faith is necessary under applicable law be filed or disseminated to the shareholders of Sayona prior to the Sayona extraordinary general meeting, (2) if Sayona believes in good faith that closing of the merger will not occur within three months after the originally scheduled date of the Sayona extraordinary general meeting, (3) if, as of the time for which the Sayona extraordinary general meeting is scheduled, there are insufficient Sayona ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Sayona extraordinary general meeting, (4) if and to the extent such postponement or adjournment of the Sayona extraordinary general meeting is required by an order issued by any court or other governmental entity of competent jurisdiction in connection with the merger agreement, or (5) if the Piedmont special meeting has been adjourned or postponed by Piedmont as described in the section of this proxy statement/prospectus entitled “—Piedmont Special Meeting,” to the extent necessary to enable the Sayona extraordinary general meeting and the Piedmont special meeting to be held within a single period of 24 consecutive hours. However, unless otherwise agreed to by the parties, in the case of any adjournment or postponement pursuant to clauses (1) or (3) above, the Sayona extraordinary general meeting will not be adjourned or postponed to a date that is more than 20 business days after the date for which the Sayona extraordinary general meeting was previously scheduled or to a date on or after two business days prior to September 30, 2025.
If requested by Piedmont, Sayona will promptly provide all voting tabulation reports relating to the Sayona extraordinary general meeting that have been prepared by Sayona or Sayona’s transfer agent, proxy solicitor or other representative and will otherwise keep Piedmont reasonably informed on a regular basis regarding the status of the solicitation. Unless there has been a Sayona recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Sayona shareholders or any other person to prevent the approval of the Sayona merger proposals by the Sayona shareholders.
Once Sayona has established a record date for the Sayona extraordinary general meeting, Sayona may not change such record date or establish a different record date for the Sayona extraordinary general meeting without the prior written consent of Piedmont (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted under the merger agreement. Without the prior written consent of Piedmont or as required by applicable law, the Sayona merger proposals, the proposal to approve the issuance of the Sayona ordinary shares under the closing equity raise and, if agreed by Sayona and Piedmont, the proposals to consolidate the Sayona ordinary shares and to change Sayona’s name after the effective time will be the only matters that Sayona may propose to be acted on by the Sayona shareholders at the Sayona extraordinary general meeting. Sayona has agreed that its obligation to hold the Sayona extraordinary general meeting will not be affected by the making of a Sayona recommendation change and such obligations will not be affected by the commencement, announcement, disclosure or communication to Sayona of any Sayona competing proposal or other proposal (including a Sayona superior proposal) or the occurrence or disclosure of any Sayona intervening event.
Without the prior written consent of Piedmont or as otherwise required by applicable law, Sayona has agreed not to, between November 18, 2024 and the earlier of the effective time of the merger or termination of the merger agreement, hold or convene any meeting of the Sayona shareholders other than the Sayona extraordinary general meeting or the 2024 annual general meeting of the shareholders of Sayona.
Piedmont Special Meeting
Piedmont has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Piedmont to duly give notice of, convene and hold (in person or virtually, in accordance with applicable law) a meeting of the Piedmont stockholders for the purpose of obtaining the approval of the Piedmont merger proposal by the Piedmont stockholders, to be held as promptly as reasonably practicable after the clearance of this proxy statement/prospectus by the SEC and the registration statement, of which this proxy statement/prospectus forms a part, is declared effective by the SEC and any Australian disclosure document in respect of the Sayona share issuance (but excluding any Australian disclosure document relating to the closing equity raise) having been lodged with ASIC (if required) and the exposure period (to the extent applicable) prescribed by section 727(3) of the Australian Corporations Act having expired. Except as permitted in the merger agreement, the Piedmont board must recommend that the Piedmont stockholders vote in favor of the Piedmont merger proposal and has agreed to take all other actions necessary, required or advisable to secure the vote of the stockholders of Piedmont in favor of the Piedmont merger proposal required by the applicable rules of the Nasdaq, ASX Listing Rules or applicable Law, and this proxy statement/prospectus will include the Piedmont board recommendation and a statement that each director of Piedmont intends to vote, or cause to be voted, any shares of Piedmont common stock which he or she controls in favor of the Piedmont merger proposal, subject to the terms of the applicable support agreement, including those relating to a Piedmont recommendation change, a Piedmont superior proposal or a Piedmont intervening event.
Piedmont may, without Sayona’s prior written consent, adjourn, postpone or otherwise delay the Piedmont special meeting (1) if Piedmont believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the approval of the Piedmont merger proposal or (B) ensure that any legally required supplement or amendment to this proxy statement/prospectus is provided to the Piedmont stockholders, (2) if, as of the time for which the Piedmont special meeting is scheduled, there are insufficient shares of Piedmont common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Piedmont special meeting, (3) if and to the extent such postponement or adjournment of the Piedmont special meeting is required by an order issued by any court or other governmental entity of competent jurisdiction in connection with the merger agreement or (4) if the Sayona extraordinary general meeting has been adjourned or postponed by Sayona as described in the section of this proxy statement/prospectus entitled “—Sayona extraordinary general meeting,” to the extent necessary to enable the Sayona extraordinary general meeting and the Piedmont special meeting to be held within a single period of 24 consecutive hours. However, unless otherwise agreed to by the parties, in the case of any adjournment or postponement pursuant to clauses (1) and (2) above, the Piedmont special meeting will not be adjourned or postponed to a date that is more than 20 business days after the date for which the Piedmont special meeting was previously scheduled or to a date on or after two business days prior to September 30, 2025.
If requested by Sayona, Piedmont will promptly provide all voting tabulation reports relating to the Piedmont special meeting that have been prepared by Piedmont or Piedmont’s transfer agent, proxy solicitor or other representative and will otherwise keep Sayona reasonably informed on a regular basis regarding the status of the solicitation. Unless there has been a Piedmont recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Piedmont stockholders or any other person to prevent the approval of the Piedmont merger proposal by the Piedmont stockholders.
Once Piedmont has established a record date for the Piedmont special meeting, Piedmont may not change such record date or establish a different record date for the Piedmont special meeting without the prior written consent of Sayona (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted under the merger agreement. Without the prior written consent of Sayona or as required by applicable law, the Piedmont merger proposal will be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Piedmont in connection with the merger and matters of procedure) that Piedmont may propose to be acted on by the Piedmont stockholders at the Piedmont special meeting. Piedmont has agreed that its obligation to hold the Piedmont special meeting will not be affected by the making of a Piedmont recommendation change and such obligations will not be affected by the commencement, announcement, disclosure or communication to Piedmont of any Piedmont competing proposal or other proposal (including a Piedmont superior proposal) or the occurrence or disclosure of any Piedmont intervening event.
Without the prior written consent of Sayona or as otherwise required by applicable law, Piedmont has agreed not to, between November 18, 2024 and the earlier of the effective time of the merger or termination of the merger agreement, hold or convene any meeting of the Piedmont stockholders other than the Piedmont special meeting.
Timing of Special Meetings
Sayona and Piedmont are required to cooperate and use their reasonable best efforts to set the record dates for and hold the Sayona extraordinary general meeting and the Piedmont special meeting within a single period of 24 consecutive hours.
Access to Information
Subject to applicable law and certain other exceptions set forth in the merger agreement, Piedmont and Sayona have each agreed to (and to cause its subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the registration statement, of which this proxy statement/prospectus forms a part, or any other statement, filing, notice or application made by or on behalf of Sayona, Piedmont or any of their respective subsidiaries to any third party or any governmental entity in connection with the transactions contemplated by the merger agreement.
Piedmont and Sayona have each agreed to, and to cause each of its subsidiaries to, afford to the other party and its representatives, during the period prior to the earlier of the effective time of the merger and the termination of the merger agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of Piedmont or Sayona, as applicable, and each of their subsidiaries, as applicable, and to each of their books, records, contracts and documents and to, and to cause each of its subsidiaries to, furnish reasonably promptly to Piedmont or Sayona, as applicable, and each of their representatives, as applicable, such information concerning its and its subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Piedmont or Sayona, as applicable. Piedmont or Sayona, as applicable, and each of its representatives, as applicable, are required to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Piedmont or Sayona, as applicable, or each of its subsidiaries, as applicable, or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of Piedmont or Sayona, as applicable, and each of its subsidiaries, as applicable, of their normal duties.
HSR, CFIUS and Other Regulatory Approvals
Except for the filings and notifications described in sections “Preparation of Proxy Statement/Prospectus, Registration Statement, Notice of Sayona Extraordinary General Meeting and Australian Disclosure Documents” and “Special Meetings” above, filings and notifications pursuant to antitrust laws (as defined below) and filings and notifications made in connection with the CFIUS approval and the ICA approval (each as described below), promptly after November 18, 2024, the parties have agreed to prepare and file with the appropriate governmental entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the transactions contemplated by the merger agreement and to diligently and expeditiously prosecute, and cooperate fully with each other in the prosecution of, such matters. However, in no event will either Piedmont or Sayona or any of their respective affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the transactions contemplated by the merger agreement, other than filing, recordation or similar fees. Sayona and Piedmont will have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with all of the information relating to Sayona or Piedmont, as applicable, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement. Neither party nor its subsidiaries will agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the transactions contemplated by the merger agreement without the prior written consent of the other party (which consent, subject to certain commitments relating to antitrust laws, may be withheld in such other party’s sole discretion).
As promptly as reasonably practicable after November 18, 2024, each of the parties will make any filings required under the HSR Act. Each of Sayona and Piedmont will cooperate fully with each other and will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under the HSR Act or any other law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position (collectively, “antitrust laws”). Unless otherwise agreed, Sayona and Piedmont will each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Sayona and Piedmont will each use its reasonable best efforts to respond to and comply with any request for information from any governmental entity charged with enforcing, applying, administering or investigating the HSR Act or any other antitrust laws. Sayona and Piedmont have agreed to consult with the other in advance of any meeting or conference with any governmental entity in connection with the transactions contemplated by the merger agreement and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case, subject to applicable law. Sayona and Piedmont have also agreed to keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any governmental antitrust authority.
Piedmont, Sayona and Merger Sub have each agreed not to take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable antitrust law. Pursuant to the merger agreement, neither Piedmont nor Sayona nor Merger Sub is required to become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to: (1) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of Piedmont or Sayona or otherwise take or commit to take any action that could reasonably limit Sayona’s or Piedmont’s freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets, (2) terminate, modify or extend any existing relationships and contractual rights and obligations of Piedmont, Sayona or their respective subsidiaries, (3) establish or create any relationships and contractual rights and obligations of Piedmont, Sayona or their respective subsidiaries, (4) terminate any relevant venture or other arrangement, (5) effectuate any other change or restructuring of Piedmont, Sayona or their respective subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or file appropriate applications with any antitrust authority), or (6) litigate (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by the merger agreement as violative of any applicable requirements of applicable law, or (7) take any action as a result of any request for additional information and documentary material or other inquiry from any antitrust authority. Sayona and Piedmont have each agreed to pay 50% of the total filing fee associated with the filings required by the merger agreement under the HSR Act.
Each of Sayona and Piedmont have agreed to, and to cause their respective subsidiaries to, use reasonable best efforts to obtain the CFIUS approval and the ICA approval. Such reasonable best efforts include, (i) no later than on January 2, 2025, jointly filing with CFIUS, a draft CFIUS notice regarding the transactions contemplated by the merger agreement, (ii) promptly filing a final CFIUS notice regarding the transactions contemplated by the merger agreement in after receipt of comments on the draft CFIUS notice, if any, from CFIUS or an indication that CFIUS has no questions or comments, but in no event later than 10 business days after such date and (iii) providing any information requested by CFIUS or any other governmental entity in connection with the

CFIUS review or investigation of the transactions contemplated by the merger agreement promptly, and in all cases, within the timeframes set forth in applicable law. Such reasonable best efforts also include no later than on December 17, 2024, filing a notification for ICA approval. The parties have agreed to cooperate in all respects and consult with each other in connection with the CFIUS notice and the notification for ICA approval or other communications with CFIUS and with any governmental entity in connection with the ICA approval, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and participate in communications with CFIUS, except that neither party is obligated to reveal confidential business information personally identifiable information, or information protected by attorney-client privilege to the other party. Sayona and Piedmont agreed not to take or cause its subsidiaries not to take, any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS approval or the ICA approval. Pursuant to the merger agreement, in connection with obtaining the CFIUS approval or the ICA approval, neither Piedmont nor Sayona nor Merger Sub are required to become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to: (1) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of Piedmont or Sayona or otherwise take or commit to take any action that could reasonably limit Sayona’s freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets, (2) terminate, modify or extend any existing relationships and contractual rights and obligations of Piedmont, Sayona or their respective subsidiaries, (3) establish or create any relationships and contractual rights and obligations of Piedmont, Sayona or their respective subsidiaries that are not insignificant to their respective businesses, (4) terminate any relevant venture or other arrangement, (5) effectuate any other change or restructuring of Piedmont, Sayona or their respective subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or file appropriate applications with CFIUS or any other governmental entity), (6) litigate (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by the merger agreement as violative of any applicable national security law, or (7) take any action as a result of any request for additional information and documentary material or other inquiry from any governmental entity, except for providing requested information and documentary material or answering inquiries. Piedmont and Sayona have agreed not to, and to cause their respective affiliates and their and such affiliates’ representatives not to, propose, offer, negotiate, commit to, agree to, effect or take any of the actions set forth in the previous sentence without the prior written consent of the other party. Piedmont and Sayona have each agreed to pay 50% of the total filing fee associated with the CFIUS notice filed regarding the transactions contemplated by the merger agreement. If CFIUS suggests or requests that the parties withdraw and resubmit the CFIUS notice, the parties have agreed to cooperate in withdrawing and resubmitting the CFIUS notice for one additional 90-day review and investigation period.
Employee Matters
Sayona and Piedmont have agreed that, with respect to each individual who is employed as of the closing date by Piedmont or its subsidiaries and who remains employed by Sayona or its subsidiaries (including the surviving corporation or any of its subsidiaries) (“continuing Piedmont employees”), Sayona and Piedmont will use commercially reasonable efforts such that, for the period beginning on the closing date and ending 12 months thereafter, each continuing Piedmont employee will be provided with the following:
•
a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunity) that is no less favorable than that provided to such employee immediately prior to the closing of the merger, provided that the continuing Piedmont employee’s base compensation (salary or wages, as applicable) may not be reduced below the level in effect for such employee as of immediately prior to the closing date;

•
target long-term incentive compensation opportunities that are no less favorable than that provided to such employee immediately prior to the closing date so that no continuing Piedmont employee will be deprived of annual long-term incentive compensation awards for any calendar year as a result of differences in grant timing of long-term incentive awards by Piedmont prior to the closing date;

•	employee benefits (other than severance benefits) at a level that is no less favorable in the aggregate than those in effect for such employee immediately prior to the closing date; and
•	severance benefits and payments that are no less favorable than those set forth in the disclosure letter delivered by Piedmont to Sayona.

Sayona has agreed that as of and after the closing date, it will, or will cause the surviving corporation or its subsidiary to, give the continuing Piedmont employees full credit for purposes of eligibility, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans) under any Sayona compensation, employee benefit equity or other plan, or any amended or replaced Piedmont compensation, employee benefit equity or other plan for the continuing Piedmont employees’ service with Piedmont, its subsidiaries and their predecessor entities to the same extent recognized by Piedmont and its subsidiaries immediately prior to the closing date.
Indemnification; Directors’ and Officers’ Insurance
Sayona and the surviving corporation have agreed, from and after the effective time of the merger, to, jointly and severally, indemnify, defend and hold harmless each indemnified person against all indemnified liabilities, including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent permitted under applicable law (and Sayona and the surviving corporation will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each indemnified person to the fullest extent permitted under applicable law).
From and after the effective time of the merger, Sayona and the surviving corporation will indemnify any indemnified person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in the merger agreement, relating to the enforcement of such indemnified person’s rights under the merger agreement or under any charter, bylaw or contract regardless of whether such indemnified person is ultimately determined to be entitled to indemnification thereunder.
Sayona and Piedmont will cause to be put in place, and Sayona will fully prepay immediately prior to, and conditioned upon the occurrence of, the effective time of the merger, “tail” insurance policies with a claims period equal to the tail period from an insurance carrier with the same or better credit rating as Piedmont’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Piedmont’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the effective time of the merger. In no event will the aggregate cost of the directors’ and officers’ liability insurance exceed during the tail period 300% of the current aggregate annual premium paid by Piedmont for such purpose. If the cost of such insurance coverage exceeds such amount, Piedmont has agreed to obtain a policy with the greatest coverage available for a cost not exceeding such amount.
In the event that, prior to the sixth anniversary of the effective time of the merger, Sayona or the surviving corporation or any of its successors or assignees after the effective time of the merger (1) consolidates with or merges into any other person and neither Sayona nor the surviving corporation, as applicable, is the continuing or surviving company or entity of such consolidation or merger or (2) transfers all or substantially all of its properties and assets to any person, then, in each such case, Sayona has agreed to make proper provisions so that the successors and assigns of Sayona or the surviving corporation, as the case may be, will assume the indemnification, insurance coverage and expense advancement obligations set forth in the merger agreement.
Transaction Litigation
In the event any litigation or other legal proceedings by any governmental entity or other person is commenced or, to the knowledge of Sayona or Piedmont, is threatened, that questions the validity or legality of the transactions contemplated by the merger agreement or seeks damages in connection therewith, including stockholder litigation, the relevant party will promptly notify the other party of any such litigation and keep that party reasonably informed of its status. Sayona or Piedmont, as applicable, has agreed to give the other party a reasonable opportunity to participate in Sayona’s or Piedmont’s, as applicable, defense or settlement of any transaction litigation against Sayona or Piedmont, as applicable, and will consult regularly with the other party in good faith and give reasonable consideration to the other party’s advice with respect to such litigation. Each of Sayona or Piedmont, as applicable, has agreed that it will not cease to defend, consent to the entry of any judgment, settle or offer to settle any such litigation without the prior written consent of the other party, which may not be unreasonably withheld, conditioned or delayed.

Public Announcements
Any party to the merger agreement, its subsidiaries or their representatives may issue a public announcement or other public disclosures (1) required by applicable law (including any stock exchange rules), (2) consistent with the final form of the joint press release announcing the execution and delivery of the merger agreement and the investor presentation given to investors on November 18, 2024. However, in each case, such party must use its reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon. Except as described in the sections entitled “—No Solicitation; Changes of Recommendation—Piedmont: Permitted Changes of Recommendation in Connection with a Piedmont Superior Proposal” or “—No Solicitation; Changes of Recommendation—Sayona: Permitted Changes of Recommendation in Connection with a Sayona Superior Proposal,” as applicable, any material press release or other public statement with respect to the merger agreement, the merger and the other transactions contemplated by the merger agreement must state the Piedmont board recommendation, the Sayona board recommendation and that each director of Piedmont and Sayona intends to vote, or cause to be voted, any shares of Piedmont common stock or Sayona ordinary shares, respectively, which he or she controls in favor of the Piedmont merger proposal or the Sayona merger proposals, respectively, subject to the terms of the applicable support agreement (including those relating to a Piedmont recommendation change, a Piedmont superior proposal or a Piedmont intervening event) or the absence of a Sayona recommendation change (including in response to a Sayona superior proposal or a Sayona intervening event), respectively. The merger agreement does not restrict a party’s ability to communicate with its employees and neither party will be required to consult with or obtain any approval from the other party with respect to a public announcement or press release issued in connection with the receipt and existence of a bona fide written Piedmont competing proposal or Sayona competing proposal, as applicable, and matters related thereto or a Piedmont recommendation change or Sayona recommendation change, as applicable, other than as described in the sections entitled “—No Solicitation; Changes of Recommendation—Piedmont: Permitted Changes of Recommendation in Connection with a Piedmont Superior Proposal” or “—No Solicitation; Changes of Recommendation—Sayona: Permitted Changes of Recommendation in Connection with a Sayona Superior Proposal,” as applicable.
Advice of Certain Matters
Subject to compliance with applicable law, Piedmont and Sayona, as the case may be, have agreed to confer on a regular basis with each other and will promptly provide each other (or their respective counsel) with copies of all filings made by such party or its subsidiaries with the SEC, any other governmental entity, the Nasdaq, ASIC or the ASX in connection with the merger agreement and the transactions contemplated by the merger agreement, to the extent permitted by applicable law.
Reasonable Best Efforts; Notification
Sayona and Piedmont have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the merger and the other transactions contemplated by the merger agreement.
Sayona and Piedmont have agreed, subject to applicable law and as otherwise required by any governmental entity, to keep the other apprised of the status of matters relating to the completion of the merger, including promptly furnishing the other with copies of notices or other communications received by Sayona or Piedmont, as applicable, or any of its subsidiaries, from any third party or any governmental entity with respect to the transactions contemplated by the merger agreement (including those alleging that the approval or consent of such person is or may be required in connection with the transactions contemplated by the merger agreement).
Section 16 Matters
Prior to the effective time of the merger, the parties have agreed to take all such steps as may be required to cause any dispositions of equity securities of Piedmont (including derivative securities) or acquisitions of equity securities of Sayona (including derivative securities) in connection with the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to Piedmont, or will become subject to such reporting requirements with respect to Sayona, to be exempt under Rule 16b-3 under the U.S. Exchange Act.

Stock Exchange Listing and Delistings; ASIC Registrations
Prior to the closing date, Piedmont will cooperate with Sayona and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law and the rules and policies of the Nasdaq to enable the delisting by the surviving corporation of the shares of Piedmont common stock from the Nasdaq and the deregistration of the shares of Piedmont common stock under the U.S. Exchange Act as promptly as practicable after the effective time of the merger, and in any event no more than 10 days after the effective time of the merger. If the surviving corporation is required to file any quarterly or annual report pursuant to the U.S. Exchange Act by a filing deadline that is imposed by the U.S. Exchange Act and which falls on a date within the 15 days following the closing date, Piedmont is required make available to Sayona, at least 10 business days prior to the closing date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.
Prior to the closing of the merger, Piedmont will take all actions that are reasonably necessary to provide that the Piedmont CDIs will, on the closing date or such other date and time as the parties to the merger agreement agree with ASX and Piedmont (as applicable), be (A) suspended from trading on the ASX and (B) cancelled or exchanged for their applicable shares of Piedmont common stock in accordance with the ASX settlement rules. As soon as practicable after the effective time of the merger, the surviving corporation will apply to ASX to delist Piedmont, to take effect from the close of trading on the trading day immediately after closing of the merger, or such other date as Sayona and Piedmont may agree, acting reasonably, following consultation with ASX. As soon as practicable after the closing, the surviving corporation will notify ASIC of the merger and either deregister Piedmont as a foreign registered company under the Australian Corporations Act, or register the surviving corporation as a foreign registered company under the Australian Corporations Act, if applicable.
Sayona has agreed to use its reasonable best efforts to have the depositary bank prepare and file with the SEC a registration statement on Form F-6 relating to the registration under the U.S. Securities Act of the issuance of the Sayona ADSs and to prepare and file with the SEC a registration statement on Form 8-A relating to the registration of a class of securities under the U.S. Exchange Act. Each of Piedmont and Sayona has agreed use its reasonable best efforts to have such registration statements declared effective under the U.S. Securities Act and the U.S. Exchange Act, as applicable, as promptly as practicable after such filing and to keep each of such registration statements effective as long as necessary to consummate the transactions contemplated by the merger agreement, including the Sayona share issuance. Sayona and Piedmont have agreed to use their reasonable best efforts to cause the Sayona ordinary shares to be issued in the merger to be authorized for listing on ASX on the closing date, and (B) the Sayona ADSs to be issued in the merger to be approved for listing on the Nasdaq on the closing date, in each case, subject to official notice of issuance.
Takeover Laws
Each party to the merger agreement has agreed that it will not take any action that would cause the transactions contemplated by the merger agreement to be subject to the requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable law, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by the merger agreement from any such takeover law that purports to apply to the merger agreement or the transactions contemplated by the merger agreement. Each party to the merger agreement further agreed not to make or cause or permit to be made, any application to the Australian Takeovers Panel or any court for or in relation to obtaining any declaration or determination that any aspect of the merger constitutes unacceptable circumstances within the meaning of the Australian Corporations Act or it unenforceable or unlawful.
Obligations of Merger Sub
Sayona has agreed to take all action necessary to cause Merger Sub and the surviving corporation to perform their respective obligations under the merger agreement.
Establishment of Sayona ADR Facility
Sayona has agreed to use its reasonable best efforts to cause a sponsored American depositary receipt facility to be established with the depositary bank for the purpose of issuing the Sayona ADSs (the “ADR facility”), including entering into a customary deposit agreement with the depositary bank establishing the ADR facility, to be effective as of the effective time of the merger, and filing with the SEC a registration statement on Form F-6 relating to the registration under the U.S. Securities Act of the issuance of the Sayona ADSs. Sayona has agreed to consider in good faith the comments of Piedmont on the deposit agreement, and that the deposit agreement is subject to the approval of Piedmont, such approval not to be unreasonably withheld. In any event, subject to the foregoing and applicable laws, the parties have agreed that the deposit agreement will (A) provide (1) that each Sayona ADS under the ADR facility represent and are exchangeable for a number of Sayona ordinary shares determined by Sayona, taking into account the Nasdaq listing rules requirements, subject to the approval of Piedmont (such approval not to be unreasonably withheld), (2) for customary provisions for the voting by the depositary bank of such Sayona ordinary shares as instructed by the holders of the Sayona ADSs, (3) for the issuance, at the request of a holder, of either certificated or uncertificated Sayona ADSs, (4) subject to the limitations provided for in General Instruction I.A.1 of the Form F-6 under the U.S. Securities Act, that holders of Sayona ADSs will have the right at any time to exchange their Sayona ADSs for the underlying Sayona ordinary shares and (5) that the Sayona ordinary shares deposited by Sayona with the custodian for the ADR facility will be held by the custodian for the benefit of the depositary bank, (B) require the depositary bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of Sayona ADSs promptly following its receipt of such materials, and (C) include customary provisions for the distribution to holders of Sayona ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the custodian from Sayona. Sayona has agreed to, at or prior to the effective time of the merger, instruct the depositary bank to issue a number of Sayona ADSs sufficient to constitute the applicable portion of the merger consideration.
Intended Tax Treatment
Sayona, Piedmont and Merger Sub intend that (1) the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (2) Piedmont, Merger Sub and Sayona be a “party to the reorganization” within the meaning of Section 368(b) of the Code (3) the merger agreement constitute and be adopted as a “plan of reorganization” within the meaning of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (4) the merger not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Sayona following the merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)). Each of Sayona, Piedmont and Merger Sub have agreed to and to cause their respective subsidiaries to, use its commercially reasonable efforts to cause the merger to so qualify, to file all tax returns consistent with, and take no position inconsistent with (whether in audits, tax returns or otherwise) such treatment provided, in each case, that such treatment is at least “more likely than not” to be sustained, and if their tax counsel is required, in connection with the filings described in the subsection of this proxy statement/prospectus entitled “—Preparation of Proxy Statement/Prospectus, Registration Statement, Notice of Sayona Extraordinary General Meeting and Australian Disclosure Documents,” to deliver an opinion as to the material U.S. federal income tax consequences of the merger, and to reasonably cooperate with such tax counsel in connection with such opinion.
Sayona, Piedmont and Merger Sub agreed that they will not and will not permit their affiliates to, take any action or fail to take any action, which action or failure to act would prevent, preclude or impede the merger from qualifying (or reasonably would be expected to cause the Merger to fail to qualify) for the tax treatment described in clauses (1), (2) and (3) of the previous paragraph.
Sayona and Piedmont further agreed to promptly notify the other if, at any time before the effective time of the merger, Sayona or Piedmont, respectively, becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, preclude, or impede the merger from qualifying the tax treatment described in the first paragraph of this subsection.

Conditions to the Completion of the Merger
Mutual Conditions
The respective obligations of Sayona, Piedmont and Merger Sub to consummate the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived jointly by Sayona, Piedmont and Merger Sub, in whole or in part, to the extent permitted by applicable law:
•	Piedmont Stockholder Approval. The Piedmont merger proposal must have been approved in accordance with the DGCL and the organizational documents of Piedmont at the Piedmont special meeting.
•
Sayona Shareholder Approval. The Sayona merger proposals must have been approved in accordance with the Australian Corporations Act, the ASX Listing Rules and the organizational documents of Sayona at the Sayona extraordinary general meeting.

•
HSR Act Approval. Any waiting period (and any extension thereof) under the HSR Act applicable to the merger and the other transactions contemplated by the merger agreement must have expired or been terminated.

•	CFIUS Approval. The CFIUS approval must have been obtained.
•	ICA Approval. The ICA approval must have been obtained.
•
No Injunctions or Restraints. Any governmental entity having jurisdiction over Sayona, Piedmont or Merger Sub must not have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and any law that makes the consummation of the merger illegal or otherwise prohibited must not have been adopted.

•
Effectiveness of the Registration Statement. The registration statement, of which this proxy statement/prospectus forms a part, must have been declared effective by the SEC under the U.S. Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

•
Effectiveness of Form F-6 Registration Statement. The registration statement on Form F-6 relating to the registration under the U.S. Securities Act of the issuance of the Sayona ADSs must have been declared effective by the SEC under the U.S. Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

•	Nasdaq Listing. The Sayona ADSs issuable to Piedmont stockholders pursuant to the merger agreement must have been authorized for listing on the Nasdaq, subject to notice of issuance.
•	ASX Listing. The Sayona ordinary shares issuable to Piedmont stockholders pursuant to the merger agreement must have been authorized for listing on the ASX.
•	ASIC and ASX: ASIC and the ASX must have provided to Sayona and Merger Sub the consents, approvals, waivers, relief and exemptions required for the merger and the Sayona share issuance.
Additional Conditions to the Obligations of Sayona
The obligations of Sayona and Merger Sub to consummate the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived exclusively by Sayona, in whole or in part, to the extent permitted by applicable law:
•
certain representations and warranties of Piedmont set forth in the merger agreement regarding capital structure and absence of certain changes or events must have been true and correct as of November 18, 2024 and must be true and correct as of the closing date, as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);

•	all other representations and warranties of Piedmont set forth in the merger agreement relating to capital structure and certain representations and warranties of Piedmont set forth in the merger agreement relating to organization, standing and power, authority, absence of undisclosed broker fees and takeover laws must have been true and correct in all material respects as of November 18, 2024 and must be true and correct in all material respects as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct in all material respects only as of such date or period of time);
•
all other representations and warranties of Piedmont set forth in the merger agreement which are qualified by a “Piedmont material adverse effect” must have been true and correct as of November 18, 2024 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);

•
all other representations and warranties of Piedmont set forth in the merger agreement which are not qualified by a “Piedmont material adverse effect” must have been true and correct as of November 18, 2024 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Piedmont material adverse effect;

•
Piedmont must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time of the merger; and

•
Sayona must have received a certificate of Piedmont signed by an executive officer of Piedmont, dated as of the closing date, confirming that the conditions in the five bullets above have been satisfied.

Additional Conditions to the Obligations of Piedmont
The obligation of Piedmont to consummate the merger is subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived exclusively by Piedmont, in whole or in part, to the extent permitted by applicable law:
•
certain representations and warranties of Sayona and Merger Sub set forth in the merger agreement regarding capital structure and absence of certain changes or events must have been true and correct as of November 18, 2024 and must be true and correct as of the closing date, as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);

•
all other representations and warranties of Sayona and Merger Sub set forth in the merger agreement relating to capital structure and certain representations and warranties of Sayona set forth in the merger agreement relating to organization, standing and power, authority and absence of undisclosed broker fees must have been true and correct in all material respects as of November 18, 2024 and must be true and correct in all material respects as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct in all material respects only as of such date or period of time);

•
all other representations and warranties of Sayona and Merger Sub set forth in the merger agreement which are qualified by a “Sayona material adverse effect” must have been true and correct as of November 18, 2024 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);

•
all other representations and warranties of Sayona set forth in the merger agreement which are not qualified by a “Sayona material adverse effect” must have been true and correct as of November 18, 2024 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Sayona material adverse effect;
•
Sayona and Merger Sub each must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by them under the merger agreement at or prior to the effective time of the merger; and

•
Piedmont must have received a certificate of Sayona signed by an executive officer of Sayona, dated as of the closing date, confirming that the conditions in the five bullets above have been satisfied.

Frustration of Closing Conditions
None of Sayona, Piedmont or Merger Sub may rely, either as a basis for not consummating the merger or for terminating the merger agreement, on the failure of any condition set forth above, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of the merger agreement.
Termination
Termination Rights
Sayona and Piedmont may terminate the merger agreement and abandon the merger at any time prior to the effective time of the merger by mutual written consent of Sayona and Piedmont.
The merger agreement may also be terminated by either Sayona or Piedmont at any time prior to the effective time of the merger in any of the following situations:
•
if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the merger illegal or otherwise permanently prohibited, so long as the terminating party has not breached any material covenant or agreement under the merger agreement that has caused, materially contributed to or resulted in such order, decree, ruling or injunction or other action;

•
if the merger has not been consummated on or before September 30, 2025, so long as the terminating party has not failed to fulfill any material covenant or agreement under the merger agreement where such failure caused, materially contributed to or resulted in the failure of the merger to occur on or before such date (the “end date termination event”);

•
in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the merger agreement which would give rise to the failure of an applicable closing condition (and such breach is not curable prior to September 30, 2025, or if curable prior to September 30, 2025, has not been cured by the earlier of (1) 30 days after the giving of written notice to the breaching party of such breach and (2) two business days prior to September 30, 2025) (in the case of a breach by Piedmont, a “Piedmont breach termination event” and, in the case of a breach by Sayona, a “Sayona breach termination event”); provided that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement in the merger agreement; or

•
if the Piedmont stockholders do not approve the Piedmont merger proposal upon a vote held at a duly held and completed Piedmont special meeting, or at any adjournment, postponement or recess of the Piedmont special meeting, except, in the case of termination by Piedmont, where an action or failure to act of Piedmont that constitutes a material breach by Piedmont of the merger agreement has materially contributed to the failure to obtain such approval (a “Piedmont stockholder approval termination event”), or

•
if the Sayona shareholders do not approve the Sayona merger proposals upon a vote held at a duly held and completed Sayona extraordinary general meeting, or at any adjournment, postponement or recess of the Sayona extraordinary general meeting, except, in the case of termination by Sayona, where an action or failure to act of Sayona that constitutes a material breach by Sayona of the merger agreement has materially contributed to the failure to obtain such approval (a “Sayona shareholder approval termination event”).
In addition, the merger agreement may be terminated by Sayona:
•
prior to, but not after, the approval of the Piedmont merger proposal by Piedmont stockholders, if the Piedmont board or a committee of the Piedmont board has effected a Piedmont recommendation change; or

•
prior to, but not after, the approval of the Piedmont merger proposal by Piedmont stockholders, if Piedmont, any of its subsidiaries or any of Piedmont’s or its subsidiaries’ representatives has willfully and materially breached Piedmont’s “no solicitation” obligations under the merger agreement as described in the section of this proxy statement/prospectus entitled “—No Solicitation; Changes of Recommendation” (a “Piedmont no solicitation breach termination event”).

Further, the merger agreement may be terminated by Piedmont:
•	prior to, but not after, the approval of the Sayona merger proposals by Sayona shareholders, if the Sayona board or a committee of the Sayona board has effected a Sayona recommendation change; or
•
prior to, but not after, the approval of the Sayona merger proposals by Sayona shareholders, if Sayona, any of its subsidiaries or any of Sayona’s or its subsidiaries’ representatives has willfully and materially breached Sayona’s “no solicitation” obligations under the merger agreement as described in the section of this proxy statement/prospectus entitled “—No Solicitation; Changes of Recommendation” (a “Sayona no solicitation breach termination event”).

Termination Fees Payable by Sayona
The merger agreement requires Sayona to pay Piedmont the termination fee of $2.62 million if:
•	Piedmont terminates the merger agreement due to a Sayona recommendation change or due to a Sayona no solicitation breach termination event;
•
Piedmont or Sayona terminates the merger agreement due to an end date termination event prior to, but not after, the approval of the Sayona merger proposals by Sayona shareholders and either (1) the Sayona board or a committee thereof has effected a Sayona recommendation change or (2) a Sayona no solicitation breach termination event has occurred;

•
Sayona terminates the merger agreement due to a Sayona shareholder approval termination event at a time when Piedmont had a right to terminate the merger agreement due to a Sayona recommendation change or due to a Sayona no solicitation breach termination event; or

•
(1) (A) Sayona or Piedmont terminates the merger agreement due to a Sayona shareholder approval termination event and on or before the date of any such termination a Sayona competing proposal made after November 18, 2024 but before any termination was publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the Sayona extraordinary general meeting or (B) Sayona or Piedmont terminates the merger agreement due to an end date termination event or Piedmont terminates the merger agreement due to a Sayona breach termination event and following November 18, 2024 and on or before the date of any such termination a Sayona competing proposal has been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the date of such termination, and (2) within twelve months after the date of such termination, Sayona enters into a definitive agreement with respect to a Sayona competing proposal or consummates a Sayona competing proposal. For purposes of this paragraph, any reference in the definition of Sayona competing proposal to “20%” will be deemed to be a reference to “50%.”

In no event will Sayona be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Piedmont
The merger agreement requires Piedmont to pay Sayona the termination fee of $2.62 million if:
•	Sayona terminates the merger agreement due to a Piedmont recommendation change or due to a Piedmont no solicitation breach termination event;
•
Piedmont or Sayona terminates the merger agreement due to an end date termination event prior to, but not after, the approval of the Piedmont merger proposal by Piedmont stockholders and either (1) the Piedmont board or a committee thereof has effected a Piedmont recommendation change or (2) a Piedmont no solicitation breach termination event has occurred;

•
Piedmont terminates the merger agreement due to a Piedmont stockholder approval termination event at a time when Sayona had a right to terminate the merger agreement due to a Piedmont recommendation change or due to a Piedmont no solicitation breach termination event; or

•
(1) (A) Sayona or Piedmont terminates the merger agreement due to a Piedmont stockholder approval termination event and on or before the date of any such termination a Piedmont competing proposal made after November 18, 2024 but before any termination was publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the Piedmont special meeting or (B) Sayona or Piedmont terminates the merger agreement due to an end date termination event or Piedmont terminates the merger agreement due to a Piedmont breach termination event and following November 18, 2024 and on or before the date of any such termination a Piedmont competing proposal has been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five business days prior to the date of such termination, in the case of 1(A) or 1(B), and (2) within twelve months after the date of such termination, Piedmont enters into a definitive agreement with respect to a Piedmont competing proposal or consummates a Piedmont competing proposal. For purposes of this paragraph, any reference in the definition of Piedmont competing proposal to “20%” will be deemed to be a reference to “50%.”

In no event will Piedmont be required to pay the termination fee on more than one occasion. If Sayona’s obligation related to payment of the termination fee as described in subsection of this proxy statement/prospectus entitled “—Termination Fees Payable by Sayona” is declared or determined by the Australian Takeovers Panel to constitute “unacceptable circumstances” within the meaning of the Australian Corporations Act, then the equivalent obligation imposed on Piedmont will be modified so that it applies to Piedmont to reflect the original intent of Piedmont and Sayona that the obligation to pay the termination fee is to apply mutually to Piedmont and Sayona.
Effect of Termination
In the event of termination of the merger agreement pursuant to the provisions described in the section of this proxy statement/prospectus entitled “—Termination,” the merger agreement (other than certain provisions as set forth in the merger agreement) will become void and with no liability or obligation on the part of any party to the merger agreement. However, no termination of the merger agreement will relieve any party to the merger agreement of any liability for any damages to the other parties resulting from any willful and material breach of any covenant, agreement or obligation under the merger agreement or fraud.
Expenses
Except as otherwise provided in the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring the expense. Except as otherwise provided in the merger agreement and except in respect of Australian capital gains taxes arising to holders of shares of Piedmont commons stock upon completion of the merger where roll-over relief under Subdivision 124-M of the Australian Income Tax Assessment Act 1997 is unavailable (in which case such taxes will be borne and paid by such holders), all transfer, documentary, sales, use, stamp, registration and other similar taxes and fees imposed with respect to, or as a result of, the merger will be borne by Sayona or the surviving corporation, and expressly will not be a liability of holders of Piedmont common stock or Piedmont Preferred Stock (if any).

Specific Performance; Remedies
Sayona, Piedmont and Merger Sub have agreed that each will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in any court of competent jurisdiction, in each case in accordance with the merger agreement. Sayona, Piedmont and Merger Sub accordingly have agreed (1) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages, (2) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the merger agreement, and (3) the alleged breaching party will not plead in defense thereto that there would be an adequate remedy at law.
The monetary remedies and the specific performance remedies set forth in the merger agreement will be the sole and exclusive remedies of (1) Piedmont and its subsidiaries against Sayona and Merger Sub and any of their respective former, current or future directors, officers, stockholders, representatives or affiliates for any loss suffered as a result of the failure of the merger to be consummated, except in the case of fraud or a willful and material breach of any covenant, agreement or obligation (in which case only Sayona and Merger Sub will be liable for damages for such fraud or willful and material breach), and, upon payment of such amount, none of Sayona or Merger Sub or any of their respective former, current or future directors, officers, stockholders, representatives or affiliates will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated by the merger agreement, except for the liability of Sayona in the case of fraud or a willful and material breach of any covenant, agreement or obligation and (2) Sayona and Merger Sub against Piedmont and its subsidiaries and any of their respective former, current or future directors, officers, stockholders, representatives or affiliates for any loss suffered as a result of the failure of the merger to be consummated, except in the case of fraud or a willful and material breach of any covenant, agreement or obligation (in which case only Piedmont will be liable for damages for such fraud or willful and material breach), and, upon payment of such amount, none of Piedmont and its subsidiaries or any of their respective former, current or future directors, officers, stockholders, representatives or affiliates will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated by the merger agreement, except for the liability of Piedmont in the case of fraud or a willful and material breach of any covenant, agreement or obligation.
No Third Party Beneficiaries
Nothing in the merger agreement, express or implied, is intended to or confers upon any person other than Sayona, Piedmont and Merger Sub any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement, except:
•	from and after the effective time of the merger, the rights of the holders of shares of Piedmont common stock and Piedmont equity awards to receive the merger consideration; and
•	the right of the indemnified persons to enforce the obligations described under “—Indemnification; Directors’ and Officers’ Insurance.”
Amendment
The merger agreement may be amended in writing at any time; however, after the approval by Piedmont stockholders of the Piedmont merger proposal or the approval by Sayona shareholders of the Sayona merger proposals, no amendment or waiver may be made which requires further adoption or approval by Piedmont stockholders or Sayona shareholders pursuant to applicable law unless such further adoption or approval is obtained. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
Governing Law
The merger agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to the merger agreement, or the negotiation, execution or performance of the merger agreement, are governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any principles of conflicts of law thereof that would result in the application of the laws of any other jurisdiction.

THE SUPPORT AGREEMENTS
Concurrently, and in connection with the execution of the merger agreement, each director of Piedmont entered into a support agreement with Piedmont to vote all of his or her shares of Piedmont common stock (and, to the extent capable of being voted, securities convertible into, or exercisable or exchange for, shares of Piedmont common stock) in favor of the adoption and approval of the merger agreement and approval of the transactions contemplated by the merger agreement, subject to the exercise of his or her fiduciary duties.
The support agreements terminate upon the earlier to occur of (i) the effective time of the merger, (ii) the valid termination of the merger agreement in accordance with its terms, or (iii) the date on which the board of directors of Piedmont effects a recommendation change in compliance with the merger agreement.
The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by reference to the support agreements, the form of which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.

PROPOSAL 1 – THE PIEDMONT MERGER PROPOSAL
This proxy statement/prospectus is being furnished to you as a stockholder of Piedmont as part of the solicitation of proxies by the Piedmont board for use at the Piedmont special meeting to consider and vote on the Piedmont merger proposal. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.
Recommendation of the Piedmont Board
THE PIEDMONT BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PIEDMONT MERGER PROPOSAL.

PROPOSAL 2 – ADVISORY COMPENSATION PROPOSAL
Pursuant to Section 14A of the U.S. Exchange Act and Rule 14a-21 thereunder, Piedmont is required to submit to a non-binding, advisory stockholder vote certain compensation that may be paid or become payable to Piedmont named executive officers that is based on or otherwise relates to the transaction as disclosed in the section of this proxy statement/prospectus entitled “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Merger” beginning on page 97. The advisory compensation proposal gives Piedmont stockholders the opportunity to express their views on the merger-related compensation of Piedmont’s named executive officers.
Accordingly, Piedmont is asking Piedmont stockholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that may be paid or become payable to Piedmont’s named executive officers that is based on or otherwise relates to the transaction, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Piedmont’s Directors and Executive Officers in the Transaction—Quantification of Potential Payments and Benefits to Piedmont Named Executive Officers in Connection with the Merger,” including the associated narrative discussion and the agreements, plans, arrangements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”
The vote on the advisory compensation proposal is a vote separate and apart from the vote to adopt and approve the merger agreement. Accordingly, if you are a Piedmont stockholder, you may vote to approve the Piedmont merger proposal, and vote not to approve the advisory compensation proposal, and vice versa. The vote on the advisory compensation proposal is advisory and non-binding. As a result, if the transaction is completed, the merger-related compensation may be paid to Piedmont’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Piedmont stockholders do not approve the advisory compensation proposal.
The affirmative vote of at least a majority of the voting power of shares of Piedmont common stock present, either virtually or represented by proxy, at the Piedmont special meeting and entitled to vote on the advisory compensation proposal is required to approve the advisory compensation proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, if any, will have no effect on the outcome of the proposal.
Recommendation of the Piedmont Board
THE PIEDMONT BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE ADVISORY COMPENSATION PROPOSAL.

PROPOSAL 3 – ADJOURNMENT PROPOSAL
Piedmont is asking its stockholders to approve any proposal to adjourn the Piedmont special meeting, from time to time, to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Piedmont merger proposal at the time of the Piedmont special meeting.
If Piedmont stockholders approve this proposal, Piedmont can adjourn the Piedmont special meeting and any adjourned session of the meeting and use the additional time to solicit additional proxies, including soliciting proxies from stockholders that have previously returned properly signed proxies voting against the Piedmont merger proposal. Among other things, approval of this proposal could mean that, even if Piedmont received proxies representing a sufficient number of votes against the Piedmont merger proposal such that the Piedmont merger proposal would be defeated, Piedmont could adjourn the Piedmont special meeting without a vote on the Piedmont merger proposal and seek to convince the holders of those shares to change their votes to votes in favor of the Piedmont merger proposal. Additionally, Piedmont may seek stockholder approval to adjourn the Piedmont special meeting if a quorum is not present.
Piedmont stockholders should also be aware that the chairperson of the Piedmont special meeting may also adjourn the Piedmont special meeting to another place, if any, date or time, whether or not a quorum is present, even if Piedmont stockholders do not approve this proposal.
Recommendation of the Piedmont Board
THE PIEDMONT BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

SAYONA UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Overview
On November 18, 2024, Sayona Mining Limited (“Sayona”), Shock MergeCo Inc., a wholly owned subsidiary of Sayona (“Merger Sub”), and Piedmont Lithium Inc. (“Piedmont”) entered into the merger agreement to combine the two companies. On the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Piedmont, with Piedmont surviving the merger as a wholly owned subsidiary of Sayona and resulting in Sayona continuing as the ultimate parent entity. The transaction is expected to close mid-2025, with completion subject to shareholder approval of both companies, regulatory approvals, and other customary conditions for a transaction of this nature.
Under the terms of the merger agreement, existing holders of Piedmont common stock not represented by Piedmont CDIs will receive Sayona ADSs corresponding to 527 Sayona ordinary shares for each share of Piedmont common stock. Existing holders of Piedmont CDIs will receive 5.27 Sayona ordinary shares (instead of ADSs) for each Piedmont CDI.
The transaction will result in the ownership of Sayona being split approximately 50:50 on a fully diluted basis between existing shareholders of Sayona and Piedmont immediately post-merger and prior to any equity raises, excluding the unconditional placements, which are further described below:
•	Sayona Unconditional Placement
○	Fully underwritten unconditional institutional placement to raise AU$40.0 million (before costs) through the issue of 1,250.0 million new shares in Sayona.
○
Offer price of AU$0.032 per share, representing a 15.8 per cent discount to the last closing price of Sayona ordinary shares traded on the ASX on Monday November 18, 2024 (AU$0.038 per share), and an 8.7 per cent discount to the five-day volume weighted average price of AU$0.035 per share.

•	Piedmont Unconditional Placement
○
Equity placement of approximately US$27 million (approximately AU$40 million) (before costs) at an offer price of AU$0.168 per new CHESS Depository Interest (CDI), representing a beneficial interest in one hundredth of a share of common stock in Piedmont.

Both of these placements were fully subscribed on November 20, 2024, with proceeds received shortly thereafter. The impacts of these placements have been reflected in the unaudited pro forma combined financial information.
In addition, the following placement is being undertaken subject to completion of the proposed merger:
•	Closing Equity Raise
○
RCF has entered into a subscription agreement to acquire Sayona ordinary shares under the closing equity raise totalling approximately AU$69 million. The subscription is subject to Sayona shareholder approval at an Extraordinary General Meeting, completion of the merger in accordance with the terms and conditions of the merger agreement, and other customary conditions. RCF has an option to reduce the number of Sayona ordinary shares it subscribes for if the subscription amount exceeds US$50 million, in which case, Canaccord has agreed to subscribe or procure subscription for the uncommitted shares, subject to the conditions set forth in the Sayona placement agreement.

○
Offer price of AU$0.032 per share, representing a 15.8 per cent discount to the last closing price of Sayona ordinary shares traded on the ASX on Monday November 18, 2024 (AU$0.038 per share), and an 8.7 per cent discount to the five-day volume weighted average price of AU$0.035 per share.

As of June 30, 2024, Piedmont held a 25 per cent interest in Sayona Québec Inc. (Sayona: 75 per cent), which is represented as a non-controlling equity interest in the consolidated balance sheet of Sayona.

Preliminary Purchase Price Allocation
The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting in accordance with IFRS 3 Business Combinations, with Sayona considered as the accounting acquirer and Piedmont as the accounting acquiree. In identifying Sayona as the expected acquiring entity for accounting purposes, Sayona and Piedmont considered the terms of exchange of equity interests, the entity that is issuing the equity interests, the relative voting rights in the combined entity after the business combination, the intended composition of the governing body and senior management of the combined entity. In assessing the size of each of the companies, Sayona and Piedmont management evaluated various metrics, including revenue, profit before taxation, total assets and market capitalisation. Accordingly, consideration paid by Sayona to complete the merger has been allocated to identifiable assets and liabilities of Piedmont based on estimated fair values as of the closing date of the merger.
Management has made a preliminary allocation of the consideration transferred to the assets acquired and liabilities assumed based on the information available and management’s preliminary assessment of the fair value of tangible and intangible assets acquired and liabilities assumed. The finalization of the purchase accounting assessment may result in material changes to the valuation of assets acquired and liabilities assumed. Accordingly, the pro forma adjustments related to the allocation of consideration transferred are preliminary and have been presented solely for the purpose of providing unaudited pro forma combined financial information. Management expects to finalize the accounting for the business combination as soon as practicable within the measurement period in accordance with IFRS 3 Business Combinations.
Basis of Unaudited Pro Forma Combined Financial Information
The unaudited pro forma combined financial information has been prepared to give effect to the proposed merger and comprises the unaudited pro forma combined statement of operations for the year ended June 30, 2024, the unaudited pro forma combined balance sheet as of June 30, 2024, giving effect to the proposed merger as if it had occurred on June 30, 2024, and notes to the unaudited pro forma combined financial information. In terms of the transaction, Sayona is expected to be treated as the accounting acquiror and Piedmont as the accounting acquiree.
Sayona has prepared the unaudited pro forma combined financial information in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” based on available information using assumptions that it believes are reasonable. The unaudited pro forma combined financial information is being provided for information purposes only and does not claim to represent the Company’s actual results of operations or financial condition had the proposed merger occurred on the dates specified, nor do they project the Company’s results of operations or financial condition for any future date or period. Actual results reported by the Company in periods following the proposed merger may differ significantly from the unaudited pro forma combined financial information due to various factors. The unaudited pro forma combined financial information does not account for the cost of any restructuring activities or synergies resulting from the proposed merger, or any costs relating to the integration of Sayona and Piedmont or other historical acquisitions that were undertaken by the Company. For further information, see the sections of this proxy statement/prospectus entitled “Risk Factors” beginning on page 32 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61.
The unaudited pro forma combined financial information has been prepared to reflect Sayona’s acquisition of all outstanding share capital in Piedmont. The unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations include the following pro forma adjustments:
1)	transaction accounting adjustments
(a)	adjustments to the unaudited pro forma combined balance sheet that depict the accounting for the transaction required by IFRS as issued by the IASB; and
(b)
adjustments to the unaudited pro forma combined statement of operations that depict the effects of the adjustments to the unaudited pro forma combined statement of operations, assuming those adjustments were made as of the beginning of the fiscal year presented.

the explanatory notes to the unaudited pro forma combined financial information include management’s adjustments that depict the synergies and dis-synergies of the proposed merger, where the disclosure of such adjustments would enhance an understanding of the pro forma effects of the transaction.

The unaudited pro forma combined statement of operations for the year ended June 30, 2024 gives effect to the transaction as if it had occurred on July 1, 2023, being the first day of Sayona’s last fiscal year.
The unaudited pro forma combined financial information has been derived from and should be read in conjunction with:
•
The audited consolidated financial statements and accompanying notes of Piedmont Lithium Inc. for the year ended December 31, 2023, as contained in its Annual Report on Form 10-K filed with the SEC on February 29, 2024;

•
The audited consolidated financial statements and accompanying notes of Piedmont Lithium Inc. for the year ended December 31, 2024, as contained in its Annual Report on Form 10-K filed with the SEC on February 26, 2025;

•
The unaudited consolidated financial statements and accompanying notes of Piedmont Lithium Inc. for the six months ended June 30, 2024, as contained in its Quarterly Report on Form 10-Q filed with the SEC on August 9, 2024; and

•	The Sayona consolidated financial statements included in this proxy statement/prospectus.

Unaudited Pro Forma Combined Statement of Operations
for the year ended June 30, 2024
(in thousands of Australian dollars, except per share data)

	Sayona Mining Limited AU$’000	Piedmont Lithium Inc. (Note 4) AU$’000	Transaction Accounting Adjustments (Note 5) AU$’000	Pro Forma Combined AU$’000
Revenue	200,873	100,602	(90,743)	210,732
Other income	6,131	(6,352)	232,918	232,697
Expenses	(326,072)	(155,026)	54,450	(426,648)
Share of profit (loss) from equity accounted investments	—	(7,356)	5,444	(1,912)
Profit (loss) from operations	(119,068)	(68,132)	202,069	14,869

Financial income	7,668	6,154	—	13,822
Financial expenses	(4,046)	(4)	—	(4,050)
Net financial income	3,622	6,150	—	9,772

Profit (loss) before income tax	(115,446)	(61,982)	202,069	24,641
Income tax benefit (expense)	(3,576)	1,730	—	(1,846)
Profit (loss) after income tax	(119,022)	(60,252)	202,069	22,795

Earnings per share
Basic earnings per share (cents)	(0.99)			0.10
Diluted earnings per share (cents)	(0.99)			0.10

Weighted average shares used in computation of earnings per share
Basic	10,277,967,645			22,829,112,052
Diluted	10,277,967,645			22,829,112,052

See accompanying notes to the unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Balance Sheet
as of June 30, 2024
(in thousands of Australian dollars)

	Sayona Mining Limited AU$’000	Piedmont Lithium Inc. (Note 4) AU$’000	Transaction Accounting Adjustments (Note 5) AU$’000	Pro Forma Combined AU$’000
ASSETS
Current assets
Cash and cash equivalents	90,624	88,426	76,146	255,196
Trade and other receivables	27,548	19,971	(6,222)	41,297
Other financial assets	—	12,387	(12,387)	—
Inventories	73,040	—	—	73,040
Current tax assets	3,138	—	—	3,138
Other assets	23,339	4,698	—	28,037
Total current assets	217,689	125,482	57,537	400,708
Non-current assets
Trade and other receivables	—	55,614	—	55,614
Other financial assets	740	—	11,466	12,206
Property, plant and equipment	734,084	203,654	16,279	954,017
Equity accounted investments	—	124,021	(108,645)	15,376
Other assets	—	454	—	454
Total non-current assets	734,824	383,743	(80,900)	1,037,677
Total assets	952,513	509,225	(23,363)	1,438,375
LIABILITIES
Current liabilities
Trade and other payables	60,876	8,958	26,739	96,573
Interest bearing liabilities	15,470	40,319	—	55,789
Other liabilities	6,084	—	—	6,084
Current tax liabilities	—	4,724	—	4,724
Provisions	5,963	—	—	5,963
Total current liabilities	88,393	54,001	26,739	169,133
Non-current liabilities
Interest bearing liabilities	15,150	4,525	—	19,675
Other liabilities	12,007	791	—	12,798
Deferred tax liabilities	16,021	—	—	16,021
Provisions	25,309	678	—	25,987
Total non-current liabilities	68,487	5,994	—	74,481
Total liabilities	156,880	59,995	26,739	243,614
Net assets	795,633	449,230	(50,102)	1,194,761
EQUITY
Share capital	795,773	701,391	(371,457)	1,125,707
Reserves	(11,991)	(6,594)	6,757	(11,828)
Accumulated losses	(118,740)	(245,567)	445,189	80,882
Total equity attributable to equity holders	665,042	449,230	80,489	1,194,761
Non-controlling interests	130,591	—	(130,591)	—
Total equity	795,633	449,230	(50,102)	1,194,761

See accompanying notes to the unaudited pro forma combined financial information.

Notes to the Unaudited Pro Forma Combined Financial Information
1.	Basis of Presentation
The unaudited pro forma combined financial information has been derived from the historical audited consolidated financial statements of Sayona and the historical audited and unaudited consolidated financial statements of Piedmont. The unaudited pro forma combined statement of operations for the year ended June 30, 2024 gives effect to the proposed merger as if it had occurred on July 1, 2023, being the first day of Sayona’s last fiscal year. The unaudited pro forma combined balance sheet is presented as of June 30, 2024 and gives effect to the proposed merger as if it had occurred on June 30, 2024. Sayona has prepared the unaudited pro forma combined financial information in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” based on available information using assumptions that it believes are reasonable.
The unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations include the following pro forma adjustments:
1)	transaction accounting adjustments
(a)	adjustments to the unaudited pro forma combined balance sheet that depict the accounting for the transaction required by IFRS as issued by the IASB; and
(b)
adjustments to the unaudited pro forma combined statement of operations that depict the effects of the adjustments to the unaudited pro forma combined balance sheet, assuming those adjustments were made as of the beginning of the fiscal year presented.

the explanatory notes to the unaudited pro forma combined financial information include management’s adjustments to the unaudited pro forma combined statement of operations that depict the synergies and dis-synergies of the proposed merger, where the disclosure of such adjustments would enhance an understanding of the pro forma effects of the transaction.
The audited consolidated financial statements of Piedmont are prepared in United States dollars on the basis of U.S. GAAP whereas the audited consolidated financial statements of Sayona are prepared in Australian dollars and in accordance with IFRS as issued by the IASB. Sayona has a different fiscal year end to Piedmont. Sayona’s fiscal year ends on June 30 of each year whereas Piedmont’s fiscal year ends on December 31 of each year. As the fiscal years differ by more than one fiscal quarter pursuant to Rule 11-02(c)(3) of Regulation S-X, Piedmont’s financial information has been adjusted for the purpose of preparing the unaudited pro forma combined statement of operations for the year ended June 30, 2024. These adjustments have been made by taking Piedmont’s audited consolidated statement of operations for the twelve month period ended December 31, 2023, subtracting the unaudited quarterly consolidated statement of operations for the six month period ended June 30, 2023, and adding the unaudited quarterly consolidated statement of operations for the six month period ended June 30, 2024.
The acquisition method of accounting uses the fair value concepts defined in IFRS 13 Fair Value Measurement. Fair value is defined in IFRS 13 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible that the application of reasonable judgment could develop different assumptions, resulting in a range of alternative estimates using the same facts and circumstances.
The allocation of the consideration is pending finalization of various estimates, inputs and analyses. Since this unaudited pro forma combined financial information has been prepared based on preliminary estimates of fair values attributable to the merger, the actual amounts eventually recorded for the acquisition method of accounting, including identifiable intangibles and goodwill, may differ materially from the information presented.
The allocation of Sayona’s purchase price to acquire Piedmont has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of what their respective fair values would be as of the date of the transaction.

Notes to the Unaudited Pro Forma Combined Financial Information
1.
Basis of Presentation (continued)
In addition, the unaudited pro forma combined financial information does not reflect any future planned cost saving initiatives following completion of the proposed merger. Actual results reported by the Company in periods following the proposed merger may differ significantly from the unaudited pro forma combined financial information due to various factors. As such, the unaudited pro forma combined financial information may not be indicative of the future results of operations or financial position of the Company.
2.	Estimated consideration and preliminary purchase price allocation
Estimated consideration
Estimated consideration of approximately AU$253.8 million is based on the last closing price of Sayona ordinary shares traded on the ASX on Tuesday February 25, 2025 (AU$0.022 per share). The value of the purchase price consideration will change based on fluctuations in the share price of Sayona ordinary shares and the amount of Piedmont common stock on issue at the date of completion.
The following table summarizes the components of the estimated consideration:

Estimated Piedmont common stock on issue(#)*	21,889,594
Exchange ratio (per share of Piedmont common stock)	527
Estimated Sayona ordinary shares to be issued(#)	11,535,816,038
Last closing price of Sayona ordinary shares traded on the ASX (AU$)**	0.022
Total estimated consideration to be paid (AU$’000)	253,788

*	Represents Piedmont’s shares on issue and shares to be issued prior to completion and the common shares issued on completion of the unconditional placement as announced on November 20, 2024.
**	Represents the last closing price of Sayona ordinary shares traded on the ASX on Tuesday February 25, 2025.
The purchase price is payable in equity and will depend on the market price of Sayona ordinary shares when the acquisition is consummated. The market price and trading volume of Sayona ordinary shares or Sayona ADSs may be volatile and may be affected by economic conditions beyond Sayona’s control, including the price of spodumene concentrate. Accordingly, the Company believes that a 50 per cent fluctuation in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on purchase price consideration would be the following:

	Share Price AU$	Purchase Price Consideration AU$’000
As presented	0.022	253,788
50 per cent share price increase	0.033	380,682
50 per cent share price decrease	0.011	126,894

Notes to the Unaudited Pro Forma Combined Financial Information
2.
Estimated consideration and preliminary purchase price allocation (continued)
Preliminary purchase price allocation
The Company has performed a preliminary valuation analysis of the fair market value of Piedmont’s assets to be acquired and liabilities to be assumed. Using the total consideration for the acquisition, the Company has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of June 30, 2024:

	AU$’000	AU$’000
Purchase Price
Preliminary estimated consideration (equity based)		253,788
Allocation
Cash and cash equivalents	88,426
Trade and other receivables	19,971
Property, plant and equipment	219,933
Advances to affiliates	55,614
Equity method investments	136,977
Other assets	16,617
Estimated fair value of total assets acquired (excluding goodwill)	537,538
Interest bearing liabilities	44,843
Other liabilities	15,151
Estimated fair value of total liabilities assumed	59,994
Estimated fair value of net assets acquired, excluding goodwill		477,544
Goodwill / (gain from bargain purchase)		(223,756)

The gain from bargain purchase is primarily driven by the calculation of estimated consideration to be paid, which is based on a fixed number of shares to be issued in the merger. Since the announcement of the merger, there has been a sharp decline in the share price of Sayona ordinary shares traded on the ASX, which has resulted in the implied value of the estimated consideration to be paid in the merger being significantly lower than the estimated fair value of net assets acquired. There is inherent volatility in the market price of Sayona ordinary shares, and as noted in Note 2, future share price fluctuations (either increases or decreases) will result in changes to this amount up until the date of completion.
This preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the unaudited pro forma combined statement of operations and unaudited pro forma combined balance sheet. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation is expected to be completed within the measurement period in accordance with IFRS 3 Business Combinations and could differ materially from the preliminary allocation used in the transaction accounting adjustments.
The final allocation may include (1) changes in fair values of property, plant and equipment; (2) changes in allocations to intangible assets, such as trade names, technology and customer relationships, as well as goodwill; and (3) other changes to assets and liabilities.

Notes to the Unaudited Pro Forma Combined Financial Information
3.	Translation of Historical Consolidated Financial Statements of Piedmont
a)	Consolidated Statement of Operations
The following table provides a summary of the unaudited consolidated statement of operations of Piedmont for the year ended June 30, 2024 (in thousands of United States dollars and Australian dollars):

	Piedmont Lithium Inc.(1) (A) US$’000	Weighted Average FX Rate(2) (B) AUD:USD	Piedmont Lithium Inc.(3) (A ÷ B) AU$’000
Revenue	66,445	0.6605	100,602
Cost of sales	(59,449)	0.6603	(90,028)
Gross profit	6,996	0.6616	10,574
Exploration costs	(794)	0.6531	(1,216)
Selling, general and administrative expenses	(41,915)	0.6572	(63,782)
Share of loss from equity accounted investments	(4,738)	0.6441	(7,356)
Loss from operations	(40,451)	0.6548	(61,780)
Interest income	3,410	0.6568	5,192
Interest expense	(311)	0.6569	(474)
Gain on dilution of equity accounted investments	9,725	0.6581	14,777
Gain on foreign currency exchange	941	0.6575	1,432
Loss on sale of equity accounted investments	(13,886)	0.6572	(21,129)
Loss before income tax	(40,572)	0.6546	(61,982)
Income tax benefit	1,131	0.6539	1,730
Loss after income tax	(39,441)	0.6546	(60,252)
(1)
Amounts presented have been calculated by taking Piedmont’s audited consolidated statement of operations for the twelve month period ended December 31, 2023, subtracting the unaudited quarterly consolidated statement of operations for the six month period ended June 30, 2023, and adding the unaudited quarterly consolidated statement of operations for the six month period ended June 30, 2024.

(2)
Represents the weighted average FX rate for the year ended June 30, 2024, with amounts converted to Australian dollars using an exchange rate of AU$1.00:US$0.6689 for the six month period ended June 30, 2023, AU$1.00:US$0.6627 for the six month period ended December 31, 2023, and AU$1.00:US$0.6572 for the six month period ended June 30, 2024.

(3)	Amounts presented may not reconcile precisely due to rounding of FX rates.

Notes to the Unaudited Pro Forma Combined Financial Information
3.
Translation of Historical Consolidated Financial Statements of Piedmont (continued)
b)	Consolidated Balance Sheet
The following table provides a summary of the unaudited consolidated balance sheet of Piedmont for the year ended June 30, 2024 (in thousands of United States dollars and Australian dollars):

	Piedmont Lithium Inc. (A) US$’000	Spot FX Rate as of June 30, 2024 (B) AUD:USD	Piedmont Lithium Inc.(1) (A ÷ B) AU$’000
ASSETS
Current assets
Cash and cash equivalents	58,978	0.6670	88,426
Accounts receivable	13,320	0.6670	19,971
Other assets	11,395	0.6670	17,085
Total current assets	83,693	0.6670	125,482
Non-current assets
Advances to affiliates	37,093	0.6670	55,614
Property, plant and mine development, net	134,270	0.6670	201,312
Equity accounted investments	82,719	0.6670	124,021
Other assets	1,865	0.6670	2,796
Total non-current assets	255,947	0.6670	383,743
Total assets	339,640	0.6670	509,225
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	5,894	0.6670	8,837
Payables to affiliates	81	0.6670	121
Current portion of long-term debt	642	0.6670	963
Other liabilities	5,053	0.6670	7,576
Deferred revenue	24,347	0.6670	36,504
Total current liabilities	36,017	0.6670	54,001
Non-current liabilities
Long-term debt, net of current portion	2,067	0.6670	3,099
Operating lease liabilities, net of current portion	951	0.6670	1,426
Other liabilities	980	0.6670	1,469
Total non-current liabilities	3,998	0.6670	5,994
Total liabilities	40,015	0.6670	59,995
Net assets	299,625	0.6670	449,230
EQUITY
Common stock	2	0.6670	3
Additional paid-up capital	467,808	0.6670	701,388
Accumulated deficit	(163,787)	0.6670	(245,567)
Accumulated other comprehensive loss	(4,398)	0.6670	(6,594)
Total equity	299,625	0.6670	449,230

(1)	Amounts presented may not reconcile precisely due to rounding of FX rates.

Notes to the Unaudited Pro Forma Combined Financial Information
4.	Reclassification Adjustments
The Company has made certain reclassifications to the unaudited consolidated statement of operations and unaudited consolidated balance sheet of Piedmont for the purposes of preparing the unaudited pro forma combined financial information to conform with the Company’s historical presentation. A summary of those reclassifications is detailed below:
a)	Consolidated Statement of Operations

	Piedmont Lithium Inc.* AU$’000	Adjustments				Piedmont Lithium Inc. AU$’000
		AU$’000	AU$’000	AU$’000	AU$’000
Revenue	100,602	—	—	—	—	100,602
Other income	—	14,777	—	(21,129)	—	(6,352)
Cost of sales	(90,028)	—	90,028	—	—	—
Expenses	—	—	(155,026)	—	—	(155,026)
Exploration costs	(1,216)	—	1,216	—	—	—
Selling, general and administrative expenses	(63,782)	—	63,782	—	—	—
Share of loss from equity accounted investments	(7,356)	—	—	—	—	(7,356)
Loss from operations	(61,780)	14,777	—	(21,129)	—	(68,132)
Financial income	—	—	—	—	6,154	6,154
Financial expenses	—	—	—	—	(4)	(4)
Net financial income	—	—	—	—	6,150	6,150
Interest income	5,192	—	—	—	(5,192)	—
Interest expense	(474)	—	—	—	474	—
Gain on dilution of equity accounted investments	14,777	(14,777)	—	—	—	—
Gain on foreign currency exchange	1,432	—	—	—	(1,432)	—
Loss on sale of equity accounted investments	(21,129)	—	—	21,129	—	—
Loss before income tax	(61,982)	—	—	—	—	(61,982)
Income tax benefit	1,730	—	—	—	—	1,730
Loss after income tax	(60,252)	—	—	—	—	(60,252)

*	Refer to Note 3 for details on historical results of Piedmont in Australian dollars.

Notes to the Unaudited Pro Forma Combined Financial Information
4.
Reclassification Adjustments (continued)
b)	Consolidated Balance Sheet

	Piedmont Lithium Inc.* AU$’000	Adjustments				Piedmont Lithium Inc. AU$’000
		AU$’000	AU$’000	AU$’000	AU$’000
ASSETS
Current assets
Cash and cash equivalents	88,426	—	—	—	—	88,426
Accounts receivable	19,971	(19,971)	—	—	—	—
Trade and other receivables	—	19,971	—	—	—	19,971
Other financial assets	—	—	12,387	—	—	12,387
Other assets	17,085	—	(12,387)	—	—	4,698
Total current assets	125,482	—	—	—	—	125,482
Non-current assets
Advances to affiliates	55,614	—	—	(55,614)	—	—
Trade and other receivables	—	—	—	55,614	—	55,614
Property, plant and mine development, net	201,312	—	—	—	(201,312)	—
Property, plant and equipment	—	—	—	—	203,654	203,654
Equity accounted investments	124,021	—	—	—	—	124,021
Other assets	2,796	—	—	—	(2,342)	454
Total non-current assets	383,743	—	—	—	—	383,743
Total assets	509,225	—	—	—	—	509,225

*	Refer to Note 3 for details on historical results of Piedmont in Australian dollars.

	Piedmont Lithium Inc.* AU$’000	Adjustments				Piedmont Lithium Inc. AU$’000
		AU$’000	AU$’000	AU$’000	AU$’000
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	8,837	(8,837)	—	—	—	—
Payables to affiliates	121	(121)	—	—	—	—
Trade and other payables	—	8,958	—	—	—	8,958
Current portion of long-term debt	963	—	(963)	—	—	—
Interest bearing liabilities	—	—	40,319	—	—	40,319
Other liabilities	7,576	—	(2,852)	(4,724)	—	—
Current tax liabilities	—	—	—	4,724	—	4,724
Deferred revenue	36,504	—	(36,504)	—	—	—
Total current liabilities	54,001	—	—	—	—	54,001
Non-current liabilities
Long-term debt, net of current portion	3,099	—	—	—	(3,099)	—
Operating lease liabilities, net of current portion	1,426	—	—	—	(1,426)	—
Interest bearing liabilities	—	—	—	—	4,525	4,525
Other liabilities	1,469	—	—	—	(678)	791
Provisions	—	—	—	—	678	678
Total non-current liabilities	5,994	—	—	—	—	5,994
Total liabilities	59,995	—	—	—	—	59,995
Net assets	449,230	—	—	—	—	449,230

*	Refer to Note 3 for details on historical results of Piedmont in Australian dollars.

Notes to the Unaudited Pro Forma Combined Financial Information
4.
Reclassification Adjustments (continued)

	Piedmont Lithium Inc.* AU$’000	Adjustments			Piedmont Lithium Inc. AU$’000
		AU$’000	AU$’000	AU$’000
EQUITY
Common stock	3	(3)	—	—	—
Additional paid-up capital	701,388	(701,388)	—	—	—
Share capital	—	701,391	—	—	701,391
Accumulated other comprehensive loss	(6,594)	—	6,594	—	—
Reserves	—	—	(6,594)	—	(6,594)
Accumulated deficit	(245,567)	—	—	245,567	—
Accumulated losses	—	—	—	(245,567)	(245,567)
Total equity	449,230	—	—	—	449,230

*	Refer to Note 3 for details on historical results of Piedmont in Australian dollars.
5.	Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Financial
Information
All pro forma adjustments are based on our preliminary estimates and assumptions which are subject to change. The following adjustments have been included in the unaudited pro forma combined financial information for the year ended June 30, 2024:
a)	Recognition of assets acquired and liabilities assumed
The Company has performed a preliminary valuation analysis of the fair market value of Piedmont’s assets to be acquired and liabilities to be assumed. Using the total consideration for the acquisition, the Company has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of June 30, 2024:

AU$’000
Assets acquired	537,538
Liabilities assumed	(59,994)
Total identifiable net assets at fair value	477,544
Gain from bargain purchase*	(223,756)
Total estimated consideration	253,788

*	Amount recognised as ‘Other income’ within the unaudited pro forma combined statement of operations.
Refer to Note 4 for further details and disaggregation of the calculation of estimated consideration and preliminary purchase price allocation.
A depreciation expense adjustment was recorded in connection with the estimated uplift in value of property, plant and equipment on recognition at fair value as part of the acquisition.
b)	Accounting policy adjustments for investments in equity securities
For the purposes of preparing the unaudited pro forma combined financial information, an irrevocable election to present subsequent changes in fair value of investments in equity instruments through other comprehensive income has been made on July 1, 2023. Previously, Piedmont recognised any movements in fair value of these investments in equity instruments through profit or loss.

Notes to the Unaudited Pro Forma Combined Financial Information
5.
Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Financial
Information (continued)
c)	Elimination of transactions and balances between Sayona and Piedmont
The historical audited consolidated statement of operations of Sayona and unaudited consolidated statement of operations of Piedmont included amounts relating to the sale of spodumene concentrate product from Sayona to Piedmont totalling AU$84.5 million for the twelve month period ended June 30, 2024. For the purposes of preparing the unaudited pro forma combined financial information, this revenue and the corresponding expense have been eliminated.
The historical audited consolidated statement of operations of Sayona and unaudited consolidated statement of operations of Piedmont for the year ended June 30, 2024 included various transactions which require elimination, including a loss on sale of equity accounted investments of AU$26.2 million and a share of loss from equity accounted investments of AU$5.4 million, partially offset by a gain on dilution of equity accounted investments of AU$14.6 million and freight adjustments of AU$6.3 million. For the purposes of preparing the unaudited pro forma combined financial information, the net losses totalling AU$10.8 million have been eliminated. All transaction eliminations related to investments in or transactions between Sayona and Piedmont for the year ended June 30, 2024.
In addition, the historical audited consolidated balance sheet of Sayona and unaudited consolidated balance sheet of Piedmont included various asset, liability, and equity balances which require elimination. For the purposes of preparing the unaudited pro forma combined financial information, these balances have been eliminated.
d)	Other material impacts related to the proposed merger
i.	Sayona and Piedmont unconditional equity placements
The following equity placements were fully subscribed on November 20, 2024, and have been reflected in the unaudited pro forma combined financial information:
•	Sayona Unconditional Placement
○	Net proceeds from equity placement of AU$38.3 million (net of transaction costs) through the issue of 1,250.0 million new shares in Sayona.
•	Piedmont Unconditional Placement
○	Net proceeds from equity placement of US$24.6 million (AU$37.9 million) (net of transaction costs) through the issue of 238.1 million new CDIs in Piedmont.
ii.	Transaction costs not yet recognized in the historical financial statements
The historical audited consolidated financial statements of Sayona do not include any transaction costs incurred in connection with the merger. The adjustment represents the accrual of transaction costs expected to be incurred by Sayona subsequent to June 30, 2024, totalling an amount of US$10 million (AU$15.0 million). These costs will not affect the Company’s statement of operations beyond twelve months after the acquisition date.
iii.	Change-in-control provisions
The Company expects to record a one-time post-combination expense of US$10 million (AU$15.0 million) consisting of implementation costs, severance and other separation benefits in connection with the termination of certain employees of the combined entity. Employment agreements include both single-trigger and double-trigger provisions that require these benefits to be provided for upon a change in control and termination of employment. The amount is accrued in the unaudited pro forma combined balance sheet and reflected as an expense in the unaudited pro forma combined statement of operations for the year ended June 30, 2024.

Notes to the Unaudited Pro Forma Combined Financial Information
5.
Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Financial
Information (continued)
e)	Differences between US GAAP and IFRS
There were no material differences between US GAAP and IFRS that were identified for adjustment, other than the irrevocable election to present subsequent changes in fair value of investments in equity instruments through other comprehensive income. Differences between US GAAP and IFRS may exist on the discount rate used in the measurement of asset retirement obligations, the classification of operating leases in the combined statement of operations, and the treatment of exploration and evaluation expenditure. Any differences arising from the above items were deemed immaterial for adjustment in the unaudited pro forma combined financial information.
The impact of the abovementioned adjustments on the unaudited pro forma combined financial information is summarised below (in thousands of Australian dollars):
Unaudited Pro Forma Combined Statement of Operations

	Adjustments				Pro Forma Adjustments AU$’000
	(a) AU$’000	(b) AU$’000	(c) AU$’000	(d) AU$’000
Revenue	—	—	(90,743)	—	(90,743)
Other income	223,756	—	9,162	—	232,918
Expenses	(44)	—	84,480	(29,986)	54,450
Share of profit (loss) from equity accounted investments	—	—	5,444	—	5,444
Profit (loss) from operations	223,712	—	8,343	(29,986)	202,069
Financial income	—	—	—	—	—
Financial expenses	—	—	—	—	—
Net financial income	—	—	—	—	—
Profit (loss) before income tax	223,712	—	8,343	(29,986)	202,069
Income tax benefit (expense)	—	—	—	—	—
Profit (loss) after income tax	223,712	—	8,343	(29,986)	202,069

Unaudited Pro Forma Combined Balance Sheet

	Adjustments				Pro Forma Adjustments AU$’000
	(a) AU$’000	(b) AU$’000	(c) AU$’000	(d) AU$’000
ASSETS
Current assets
Cash and cash equivalents	—	—	—	76,146	76,146
Trade and other receivables	—	—	(6,222)	—	(6,222)
Other financial assets	(921)	(11,466)	—	—	(12,387)
Total current assets	(921)	(11,466)	(6,222)	76,146	57,537
Non-current assets
Other financial assets	—	11,466	—	—	11,466
Property, plant and equipment	16,279	—	—	—	16,279
Equity accounted investments	12,956	—	(121,601)	—	(108,645)
Total non-current assets	29,235	11,466	(121,601)	—	(80,900)
Total assets	28,314	—	(127,823)	76,146	(23,363)
LIABILITIES
Current liabilities
Trade and other payables	—	—	(3,247)	29,986	26,739
Total current liabilities	—	—	(3,247)	29,986	26,739
Total liabilities	—	—	(3,247)	29,986	26,739
Net assets	28,314	—	(124,576)	46,160	(50,102)

Notes to the Unaudited Pro Forma Combined Financial Information
5.
Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Financial
Information (continued)

	Adjustments				Pro Forma Adjustments AU$’000
	(a) AU$’000	(b) AU$’000	(c) AU$’000	(d) AU$’000
EQUITY
Share capital	(447,603)	—	—	76,146	(371,457)
Reserves	6,594	—	163	—	6,757
Accumulated losses	469,323	—	5,852	(29,986)	445,189
Total equity attributable to equity holders	28,314		6,015	46,160	80,489
Non-controlling interests	—	—	(130,591)	—	(130,591)
Total equity	28,314	—	(124,576)	46,160	(50,102)

6.	Management’s Adjustments to the Unaudited Pro Forma Combined Financial Information
The table below show the expected cost savings related to the Company’s plan to leverage synergies resulting from the integration of the two entities. The estimate of cost synergies relates to expected efficiencies within the selling, general and administrative activities, asset optimization and logistics and procurement functions.
Within one year after the acquisition, the Company expects to begin realising these synergies to achieve an annual pretax saving of approximately US$15 million (AU$22.5 million). The adjustments are presented below as if the merger had occurred effective 1 July 2023.
The adjustments shown below include those that management deemed necessary for a fair statement of the pro forma information presented. The adjustments include forward-looking information that is subject to the safe harbor protections of the Securities Exchange Act of 1934, and actual results could differ materially from what is presented below as efforts to integrate Piedmont’s operations into the Company’s progress.

For the year ended 30 June 2024
	Profit (loss) after income tax AU$’000	Basic and diluted earnings per share (cents)	Weighted average shares (#)
Pro forma combined*	22,795	0.10	22,829,112,052
Management’s adjustments
Cost savings	22,490
Tax effect**	—
Pro forma combined after management’s adjustments	45,285	0.20	22,829,112,052

*	As shown in the unaudited pro forma combined statement of operations.
**	The cost savings noted would decrease the tax losses not brought to account for the year ended June 30, 2024, and as such would result in a nil tax effect.

Notes to the Unaudited Pro Forma Combined Financial Information
7.	Reconciliation of weighted average shares used in computation of earnings per share
For the year ended June 30, 2024, the weighted average shares used in computation of earnings per share has been calculated as follows:

(#)
Sayona ordinary shares on issue	10,293,296,014
Impact of Sayona unconditional placement	1,250,000,000
IFRS adjustment for transfer of shares to employee share trust	(250,000,000)
(a) Subtotal	11,293,296,014

Piedmont common stock on issue	19,437,632
Impact of Piedmont unconditional placement	2,380,953
Impact of pre-close vesting	71,009
Subtotal	21,889,594
Exchange ratio (per share of Piedmont common stock)	527
(b) Subtotal	11,535,816,038

Total weighted average shares used in computation of earnings per share (a + b)	22,829,112,052

INFORMATION ABOUT THE COMPANIES
Sayona Mining Limited
Sayona is a lithium-focused mining company with projects in Québec and a large tenement portfolio in Western Australia and, with various stakeholders, Sayona has established a diversified portfolio of mineral interests on properties around the world. Sayona’s principal activities are lithium mining and processing in North America and the ongoing identification, evaluation and development of Sayona’s portfolio of mineral exploration assets in Australia and Canada. Sayona believes that its operations currently do supply, and are expected to continue to supply, the lithium for which increasing global demand is expected, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.
Sayona’s portfolio of projects spans from exploration and development to production. In Québec, Sayona has assembled a northern lithium hub centered on the Moblan Lithium project and a southern lithium hub centered on the North American Lithium operation, including the nearby Authier Lithium project. In Western Australia, Sayona holds the lithium rights to the Deep Well, Tabba Tabba, Red Rock, Mt Dove, Friendly Creek, Station Peak and Mount Satirist tenements.
Sayona is an ASX 300 listed company incorporated in Queensland, Australia in 2000. Sayona was formed under and is subject to the provisions of the Australian Corporations Act. Its headquarters is located at Level 28, 10 Eagle Street, Brisbane, Queensland 4000, Australia. Its telephone number is +61 7 3369 7058. Sayona is legally referred to by its full name Sayona Mining Limited, as well as commercially as “Sayona” and, with respect to its Québec operations, as “Sayona Québec.” Sayona’s website is https://sayonamining.com.au/. The information contained on or linked from Sayona’s website is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. Sayona ordinary shares are traded on the ASX under the symbol “SYA” and, as a secondary listing, on the OTCQB Venture Market in the United States under the symbol “SYAXF.”
Piedmont Lithium Inc.
Piedmont is a U.S.-based, development-stage company advancing a multi-asset, integrated lithium business in support of a clean energy economy and U.S. and global energy security. It plans to supply lithium hydroxide to the electric vehicle and battery manufacturing supply chains in North America by processing spodumene concentrate produced from assets it owns or in which it has an economic interest.
Piedmont’s portfolio includes its wholly-owned Carolina Lithium, a proposed fully integrated spodumene ore-to-lithium hydroxide project in Gaston County, North Carolina. The balance of its project portfolio includes strategic investments in lithium assets in Québec, Canada, including the operational North American Lithium mine; in Ghana, West Africa with Atlantic Lithium, including Ewoyaa; and in Newfoundland, Canada with Vinland Lithium, including the Killick Lithium project.
Piedmont is incorporated in the State of Delaware. It is a public company with shares of common stock, par value $0.0001 per share, that are traded on the Nasdaq under the symbol “PLL” and its CDIs, each representing 1/100th of a share of its common stock, are traded on the ASX, also under the symbol “PLL.” It maintains its executive offices at 42 E Catawba Street, Belmont, NC, 28012, and its telephone number is (704) 461-8000.
Additional information about Piedmont can be found on its website at www.piedmontlithium.com. The information contained in, or that can be accessed through, Piedmont’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Piedmont, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.

BENEFICIAL OWNERSHIP OF SECURITIES
Security Ownership of Certain Beneficial Owners, Directors and Management of Piedmont
The following table sets forth information regarding the beneficial ownership of Piedmont common stock as of February 18, 2025 (except as noted in the footnotes below), held by:
•	each person known by Piedmont to be the beneficial owner of more than 5% of Piedmont’s issued and outstanding common shares;
•	each of Piedmont’s directors and named executive officers that beneficially owns the common shares; and
•	all current directors and executive officers, taken as a group.
As of February 18, 2025, Piedmont had 21,943,521 shares of common stock outstanding. Based on information known to Piedmont as of February 18, 2025, 15,724,943 shares of its common stock were being held in the U.S. by 133 holders of record and 6,218,578 shares of Piedmont’s common stock were held in Australia in the form of Chess Depository Interests by 450 holders of record.
The following table lists, as of February 18, 2025, the number of shares of Piedmont common stock beneficially owned by each stockholder or group of stockholders known by Piedmont to be the beneficial owner of more than 5% of Piedmont outstanding common stock, each of Piedmonts’ directors and director nominees, Piedmont’s named executive officers and Piedmont’s current executive officers and directors, as a group. Beneficial ownership is calculated based on 21,943,521 shares outstanding as of February 18, 2025, and amounts representing less than 1% are denoted with an asterisk (*). To Piedmont’s knowledge and subject to applicable community property rules, and unless otherwise indicated, each person or entity has sole voting and investment power (or shares such power with his or her spouse, as applicable) with respect to the shares set forth in the following table:

	Shares Beneficially Owned(1)
	Number	Percentage
Greater than 5% Holders
Entities affiliated with BlackRock Inc.(2)	1,689,394	7.70%
LG Chem, Ltd.(3)	1,096,535	5.00%
Named Executive Officers and Directors:
Keith Phillips(4)	186,417	*
Bruce Czachor(5)	45,667	*
Michael White(6)	47,630	*
Jeff Armstrong	50,824	*
Christina Alvord	9,315	*
Jorge Beristain	42,421	*
Michael Bless	11,065	*
Claude Demby	11,179	*
Dawne Hickton	7,724	*
All current executive officers and directors as a group (9 persons)(7)	412,242	1.81%

(1)
Beneficial ownership is determined according to the rules of the SEC and, generally, a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of February 18, 2025 and RSUs and PSUs that are scheduled to settle in stock within 60 days of February 18, 2025. Shares of Piedmont common stock subject to stock options currently exercisable or exercisable within 60 days of February 18, 2025 and RSUs and PSUs that are scheduled to settle in stock within 60 days of February 18, 2025, are deemed to be outstanding for computing the percentage ownership of the person holding these stock options, RSUs and/or PSUs and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

(2)
Based on a Schedule 13G filed by BlackRock, Inc. (“BlackRock”) with the SEC on November 8, 2024. BlackRock holds (i) sole voting power with respect to 1,630,514 shares and (ii) sole dispositive power with respect to 1,689,394 shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(3)
Based on a Schedule 13G filed by LG Chem, Ltd. (“LGC”) with the SEC on February 24, 2023. LGC holds (i) sole voting power with respect to 1,096,535 shares and (ii) sole dispositive power with respect to 1,096,535 shares. The address of LGC is LG Twin Towers, 128, Yeoui-daero, Yeongdeungpo-gu, Seoul 07336 Republic of Korea.

(4)	Consists of 116,681 shares of common stock and 69,736 shares underlying options exercisable within 60 days of February 18, 2025.
(5)	Consists of 18,570 shares of common stock and 27,097 shares underlying options exercisable within 60 days of February 18, 2025.
(6)	Consists of 18,160 shares of common stock and 29,470 shares underlying options exercisable with 60 days of February 18, 2025.
(7)	Includes shares underlying options exercisable within 60 days of February 18, 2025, listed above in footnotes 4 through 6.
Major Shareholders of Sayona
As of February 3, 2025, Sayona had no shareholders who, together with their associates, beneficially owned 5% or more of the voting rights in Sayona, as notified to Sayona under the Australian Corporations Act.
As of February 3, 2025, to Sayona’s knowledge, approximately 7.9% of the outstanding Sayona ordinary shares are beneficially owned by Sayona shareholders that are residents in the United States. As of February 3, 2025, to Sayona’s knowledge, there were approximately 42,692 registered holders of Sayona ordinary shares, of which approximately 10 had a registered address in the United States.
To the extent known to Sayona, it is neither directly nor indirectly owned or controlled by one or more corporations, by any government or by any other natural or legal person(s) severally or jointly. Sayona does not know of any arrangements, the operation of which might at a subsequent date result in a change in control of Sayona.
Security Ownership of Directors and Executive KMP of Sayona
The following table sets forth information as of February 3, 2025 regarding the beneficial ownership of Sayona ordinary shares by Sayona’s Executive KMP and directors that served as such during the fiscal year ended June 30, 2024.
Sayona’s Executive KMP and directors do not have different voting rights from other Sayona shareholders. Percentage computations are based on 11,543,296,014 Sayona ordinary shares in issue as of February 3, 2025.

	As of February 3, 2025
Name	Number of Sayona Ordinary Shares	Percentage of Issued Sayona Ordinary Shares
Allan Buckler	112,589,051	1.00%
Lucas Dow	2,500,000	*
Philip Lucas	—	—
Laurie Lefcourt	—	—
Guy Belleau(1)	—	—
James Brown	10,757,094	*
Sylvain Collard	—	—
Paul Crawford	166,526,303	1.44%
Dougal Elder	1,700,000	*
Brett Lynch(2)	173,588,072	1.50%
Total	467,660,520	4.05%

*	Indicates share ownership greater than 0% but less than 1%.
(1)
Mr. Belleau ceased to be the Chief Executive Officer of Sayona Canada on January 24, 2024. The closing balance reported reflects the number of Sayona ordinary shares held on cessation as Executive KMP.

(2)
Mr. Lynch resigned as Managing Director and Chief Executive Officer of Sayona on August 27, 2023. The closing balance reported reflects the number of Sayona ordinary shares held on cessation as a director and Executive KMP.

DESCRIPTION OF SAYONA ORDINARY SHARES
The following description of the material terms of Sayona ordinary shares following the merger includes a summary of the specified terms of the Constitution and of applicable Australian law as they will be in effect upon the closing of the merger. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. Unless stated otherwise, this description does not address any (proposed) provisions of Australian law that have not become effective as per the date of this proxy statement/prospectus. The description is qualified in its entirety by reference to the complete text of the Constitution, a copy of which is filed as Exhibit 3.1 to this proxy statement/prospectus. We urge you to read the full text of the Constitution.
Share Capital
Sayona’s issued capital is, upon closing of the merger, expected to consist of approximately [•] Sayona ordinary shares after giving effect to the closing equity raise.
Subject to the Australian Corporations Act, the ASX Listing Rules and the Constitution, the Sayona board may decide the terms on which shares or other securities are be issued. Sayona may also issue and redeem redeemable securities on such terms and in such manner as the Sayona board shall determine.
The Sayona ordinary shares are not redeemable and do not have any preemptive rights.
Meetings of Shareholders and Voting Rights
Under Australian law, Sayona is required to hold an annual general meeting at least once every calendar year and within five months after the end of its fiscal year. All meetings other than the annual general meeting of shareholders are referred to in the Constitution as “general meetings.” The Sayona board may call general meetings of its shareholders whenever it sees fit, at such time and place, as it may determine. In addition, the Sayona board is obliged to call a general meeting if requested to do so by Sayona shareholders with at least 5% of votes that may be cast at the general meeting.
At a general meeting of Sayona, every Sayona shareholder present in person or by proxy, attorney or representative has one vote on a poll for each Sayona ordinary share held as at the applicable record date.
Dividends
Subject to the Australian Corporations Act, the Constitution and any special terms and conditions of issue, the Sayona board may pay any dividends that, in its judgment, the financial position of Sayona justifies.
The Sayona board may decide the method of payment of any dividends. The payment of a dividend does not require any confirmation by a general meeting.
Notices
Every Sayona shareholder is entitled to receive notice of and, except in certain circumstances, attend and vote at general meetings of Sayona and to receive all notices, accounts and other documents required to be sent to Sayona shareholders under the Constitution, the Australian Corporations Act and the ASX Listing Rules. Under the Australian Corporations Act, for Australian public companies at least 28 days’ notice of meeting must be given to an Australian company’s shareholders where that company is listed on the official list of certain securities exchanges (including the ASX).
Transfer of Sayona Ordinary Shares
Subject to the Constitution and to any restrictions attached to any Sayona ordinary share or classes of shares, Sayona ordinary shares may be transferred by a Proper ASTC Transfer (as defined in the Constitution) or a written transfer in any usual form or in any other form approved by the Sayona board. The Sayona board may, in circumstances permitted by the Constitution, the Australian Corporations Act or the ASX Listing Rules, decline to register a transfer of Sayona ordinary shares. If the Sayona board declines to register a transfer, Sayona must give the party lodging the transfer notice of the refusal as required by the Australian Corporations Act and the ASX Listing Rules.

Issue of Sayona Ordinary Shares
Subject to the Constitution and the Australian Corporations Act and any special rights conferred on the holders of any shares or class of shares, Sayona may by resolution convert or reclassify shares from one class to another. Subject to the Constitution, the Sayona board may issue, allot or grant options for, or otherwise dispose of, shares in Sayona and decide the persons to whom shares are issued or options are granted, the terms on which shares are issued or options are granted and the rights and restrictions attached to those shares or options.
Issue of Preference Shares
Sayona may issue preference shares, including preference shares which are, or at the option of Sayona or a holder are, liable to be redeemed or converted into Sayona ordinary shares. The rights attaching to preference shares are those set out in the Constitution.
Winding Up
If Sayona is wound up, then subject to the Constitution and to the rights or restrictions attached to a class of shares, any surplus assets must be divided among Sayona shareholders in proportion to the number of shares held by them (irrespective of the amounts paid or credited as paid on the shares), less any amounts which remain unpaid on these shares at the time of distribution.
Variation of Class Rights
Subject to the Australian Corporations Act and the terms of issue of a class of shares the rights attached to any class of shares may be varied with:
•	the written consent of the holders of 75% of the shares of the class; or
•	by a special resolution passed at a separate meeting of the holders of shares of the class.
Directors – Appointment and Retirement
Under the Constitution, the number of directors of Sayona shall not be less than three. Directors are elected or re-elected by resolution by Sayona shareholders at general meetings of Sayona.
The Sayona board may appoint a director to fill a casual vacancy on the Sayona board or in addition to the existing directors, who will then hold office until the next annual general meeting of Sayona and is then eligible for election at that meeting.
No director, who is not the managing director, may hold office without re-election past the third annual general meeting following the meeting at which the director was last elected or re-elected.
Directors – Voting
Questions arising at a meeting of the Sayona board will be decided by a majority of votes of the directors present at the meeting and entitled to vote on the matter. If the votes are equal on a proposed resolution, the chairperson of the meeting does not have a second or casting vote and the proposed resolution is taken as lost.
If all directors sign or consent to a written resolution and the directors who sign or consent to the resolution would have constituted a quorum at a meeting of the Sayona board held to consider that resolution, then the resolution is taken to have been passed by a meeting of the Sayona board when the last director signs or consents to the resolution.
Powers and Duties of Directors
The directors are responsible for managing the business and affairs of Sayona and may exercise all the powers of Sayona and do all the things that are within the power of the company and are not required by law or by the Constitution to be exercised by Sayona in general meeting.
Directors’ and Officers’ Indemnity
Sayona, to the extent permitted by law, must indemnify each current or former director or executive officer, on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses incurred by the current or former director or executive officer as an officer of Sayona or of a related body corporate.

Sayona, to the extent permitted by law, may purchase and maintain insurance, or pay or agree to pay premiums for insurance for each person who is a current or former director or executive officer of Sayona, and such other officers or former officers of Sayona or its related bodies corporate as the Sayona directors in each case determine, against any liability incurred by the person as a director or an officer of Sayona or of a related body corporate of Sayona.
Amendment
The Constitution may only be amended in accordance with the Australian Corporations Act, which requires a special resolution passed by at least 75% of Sayona shareholders present (in person or by proxy, attorney or representative) and entitled to vote on the resolution at a general meeting of Sayona. Under the Australian Corporations Act, at least 28 days’ notice must be given to a company’s shareholders where that company is listed on the official list of the ASX.
Takeover Provisions
The takeover provisions in Chapter 6 of the Australian Corporations Act restrict acquisitions of relevant interests in listed companies, and unlisted companies with more than 50 members, if the acquiror’s (or another party’s) relevant interest in voting shares would increase from under 20% to above 20%, or would increase from a starting point that is above 20% and below 90%, unless certain exceptions apply.
Certain Disclosure Obligations of Sayona Under Australian Law
Sayona is subject to continuous disclosure obligations under the Australian Corporations Act and the ASX Listing Rules. This requires Sayona to immediately disclose to ASX information not generally available that a reasonable person would expect to have a material effect on the price or value of its securities, unless certain exceptions apply.
Sayona is subject to financial reporting obligations under the Australian Corporations Act. This requires Sayona to prepare, audit and lodge with ASIC half-year and annual reports.
For a description of certain disclosure obligations of Sayona under U.S. securities law, please see “Description of Sayona American Depositary Shares—Certain Disclosure Obligations of Sayona Under U.S. Securities Law.”
Listing of Sayona Securities
The Sayona ordinary shares are listed on the ASX under the ticker symbol “SYA” and, as a secondary listing, on the OTCQB Venture Market in the United States under the symbol “SYAXF.” Sayona intends to list the Sayona ADSs on the Nasdaq and the Sayona ordinary shares issued in the merger on the ASX. It is anticipated that upon closing, the Sayona ADSs will be listed under the ticker symbol “[•].” Please see “Description of Sayona American Depositary Shares—Listing of Sayona Securities.”
Certain Insider Trading and Market Manipulation Laws in Australia
Australian law contains rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this document, and should not be viewed as legal advice for specific circumstances.
The Australian securities laws generally prohibit any person from dealing (or procuring someone else to trade) in a financial product while in possession of information which is not generally available and, if it were, would be likely to have a material effect on the price or value of the financial product as well as communicating such information to a person who the person knows, or ought reasonably know, would or would be likely to so deal (or procure another person to trade). That is, the insider trading laws cover not only those who deal based on material, non-public information, but also those who directly or indirectly communicate material non-public information to someone who they think might trade, enter into agreements to trade or get another person to trade. A “financial product” includes not only equity securities, but any financial product (e.g., derivatives, debentures). Thus, any person (including members of the Sayona board, officers and other employees of Sayona may not deal in shares or other securities of Sayona when he or she is in possession of material, non-public information about Sayona (which may include Sayona’s business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about Sayona.
For a description of certain insider trading and market manipulation laws in the U.S., please see “Description of Sayona American Depositary Shares—Certain Insider Trading and Market Manipulation Laws in U.S.”

DESCRIPTION OF SAYONA AMERICAN DEPOSITARY SHARES
American Depositary Shares
Sayona has appointed, and [•] has agreed, to act as the depositary bank. The depositary bank will register and deliver Sayona ADSs. Each Sayona ADS will represent [•] Sayona ordinary shares (or a right to receive [•] Sayona ordinary shares) deposited with the custodian. Each Sayona ADS will also represent any other securities, cash or other property that may be held by the depositary bank. The deposited Sayona ordinary shares, together with any other securities, cash or other property held by the depositary bank are referred to as the “deposited securities.” The depositary bank’s office at which the Sayona ADSs will be administered, and its principal executive office are located at [•].
You may hold Sayona ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of Sayona ADSs, registered in your name (the “ADR”), or (ii) by having uncertificated Sayona ADSs registered in your name, or (B) indirectly by holding a security entitlement in Sayona ADSs through your broker or other financial institution that is a direct or indirect participant in DTC. If you hold Sayona ADSs directly, you are a registered Sayona ADS holder (a “Sayona ADS Holder”). This description assumes you are a Sayona ADS Holder. If you hold the Sayona ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Sayona ADS Holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated Sayona ADSs will receive statements from the depositary bank confirming their holdings.
As a Sayona ADS Holder, Sayona will not treat you as one of Sayona’s shareholders and you will not have shareholder rights. Australian law governs the shareholder rights of holders of Sayona ordinary shares. The depositary bank will be the holder of the Sayona ordinary shares underlying your Sayona ADSs. As a registered holder of Sayona ADSs, you will have Sayona ADS Holder rights. A deposit agreement among Sayona, the depositary bank, Sayona ADS Holders and all other persons indirectly or beneficially holding Sayona ADSs sets out Sayona ADS Holder rights as well as the rights and obligations of the depositary bank. [•] law governs the deposit agreement and the Sayona ADSs.
Deposit Agreement
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, and the form of ADR included therein, the form of which is attached as Exhibit 4.1 to the registration statement of which this proxy statement/prospectus constitutes a part.
Dividends and Other Distributions
The depositary bank has agreed to pay or distribute to Sayona ADS Holders the cash dividends or other distributions it or the custodian receives on Sayona ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Sayona ordinary shares your Sayona ADSs represent.
Cash. The depositary bank will convert any cash dividend or other cash distribution Sayona pays on the Sayona ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary bank to distribute the foreign currency only to those Sayona ADS Holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “The Merger —Material U.S. Federal Income Tax Consequences” and “The Merger—Australian Income Tax Considerations.” The depositary bank will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary bank cannot convert the foreign currency, you may lose some of the value of the distribution.

Ordinary Shares. The depositary bank may, and, if Sayona so requests in writing, shall, distribute additional Sayona ADSs representing any Sayona ordinary shares distributed as a dividend or free distribution. The depositary bank will only distribute whole Sayona ADSs. It will sell Sayona ordinary shares, which would require it to deliver a fraction of a Sayona ADS (or Sayona ADSs representing those Sayona ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary bank does not distribute additional Sayona ADSs, the outstanding Sayona ADSs will also represent the new Sayona ordinary shares. The depositary bank may sell a portion of the distributed Sayona ordinary shares (or Sayona ADSs representing those Sayona ordinary shares) sufficient to pay its fees and expenses in connection with that distribution and to pay any tax or other governmental charge to which such distribution is subject.
Rights to Purchase Additional Sayona ordinary shares. If Sayona offers holders of its securities any rights to subscribe for additional Sayona ordinary shares or any other rights, the depositary bank shall, to the extent lawful and practical (i) exercise those rights on behalf of Sayona ADS Holders, (ii) distribute those rights to Sayona ADS Holders or (iii) sell those rights and distribute the net proceeds to Sayona ADS Holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary bank does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary bank will exercise or distribute rights only if Sayona asks it to and Sayona and the depositary bank enter into a separate agreement setting forth the conditions and procedures of the offering. If the depositary bank will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Sayona ordinary shares, new Sayona ADSs representing the new Sayona ordinary shares, to subscribing Sayona ADS Holders, but only if Sayona ADS Holders have paid the exercise price to the depositary bank. U.S. securities laws may restrict the ability of the depositary bank to distribute rights or Sayona ADSs or other securities issued on exercise of rights to all or certain Sayona ADS Holders, and the securities distributed may be subject to restrictions on transfer. The depositary bank may sell a portion of the rights to subscribe for additional Sayona ordinary shares sufficient to pay any tax or other governmental charge to which such distribution is subject.
Other Distributions. The depositary bank will send to Sayona ADS Holders anything else Sayona distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary bank has a choice. It may decide to sell what Sayona distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Sayona distributed, in which case Sayona ADSs will also represent the newly distributed property. However, the depositary bank is not required to distribute any securities (other than Sayona ADSs) to Sayona ADS Holders unless it receives satisfactory assurances from Sayona that it is legal to make that distribution. The depositary bank may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution and to pay any tax or other governmental charge to which such distribution is subject. U.S. securities laws may restrict the ability of the depositary bank to distribute securities to all or certain Sayona ADS Holders, and the securities distributed may be subject to restrictions on transfer.
The depositary bank is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Sayona ADS Holders. Sayona has no obligation to register Sayona ADSs, Sayona ordinary shares, rights or other securities under the U.S. Securities Act. Sayona also has no obligation to take any other action to permit the distribution of Sayona ADSs, Sayona ordinary shares, rights or anything else to Sayona ADS Holders. This means that you may not receive the distributions Sayona makes on Sayona ordinary shares or any value for them if it is illegal or impractical for it to make them available to you.
Deposit, Withdrawal and Cancellation
The depositary bank will deliver Sayona ADSs if you or your broker deposits Sayona ordinary shares or evidence of rights to receive Sayona ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary bank will register the appropriate number of Sayona ADSs in the names you request and will deliver the Sayona ADSs to or upon the order of the person or persons that made the deposit.
You may surrender your Sayona ADSs to the depositary bank for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary bank will deliver Sayona ordinary shares and any other deposited securities underlying the Sayona ADSs to the Sayona ADS Holder or a person the Sayona ADS Holder designates at the office of the custodian, or, at your request, risk and expense, the depositary bank will deliver the deposited securities at its office, if feasible. However, the depositary bank is not required to accept surrender of Sayona ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary bank may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
You may surrender your ADRs to the depositary bank for the purpose of exchanging your ADRs for uncertificated Sayona ADSs. The depositary bank will cancel that ADR and will send to the Sayona ADS Holder a statement confirming that the Sayona ADS Holder is the registered holder of uncertificated Sayona ADSs. Upon receipt by the depositary bank of a proper instruction from a registered holder of uncertificated Sayona ADSs requesting the exchange of uncertificated Sayona ADSs for certificated Sayona ADSs, the depositary bank will execute and deliver to the Sayona ADS Holder an ADR evidencing those Sayona ADSs.
Voting Rights
Sayona ADS Holders may instruct the depositary bank how to vote the number of deposited shares their Sayona ADSs represent. After Sayona requests the depositary bank to solicit your voting instructions, the depositary bank will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how Sayona ADS Holders may instruct the depositary bank how to vote. For instructions to be valid, they must reach the depositary bank by a date set by the depositary bank. The depositary bank will try, as far as practical, subject to the laws of Australia and the provisions of the Constitution, to vote or to have its agents vote the Sayona ordinary shares or other deposited securities as instructed by Sayona ADS Holders.
Except by instructing the depositary bank as described above, you won’t be able to exercise voting rights unless you surrender your Sayona ADSs and withdraw the Sayona ordinary shares. However, you may not know about the meeting enough in advance to withdraw the Sayona ordinary shares. In any event, the depositary bank will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
Sayona cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary bank to vote your Sayona ordinary shares. In addition, the depositary bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your Sayona ordinary shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary bank as to the exercise of voting rights relating to deposited securities, if Sayona requests the depositary bank to act, Sayona agrees to give the depositary bank notice of any such meeting and details concerning the matters to be voted upon at least [•] days in advance of the meeting, or, in the case of any meeting that is not an annual general meeting, a number of days agreed in writing between Sayona and the depositary bank that shall not be less than [•] days, before the meeting date.
Fees and Charges
As a Sayona ADS Holder, you will be required to pay the following service fees to the depositary bank:

Persons depositing or withdrawing Sayona ordinary shares or Sayona ADS Holders must pay:	For:
$[•] (or less) per [•] Sayona ADSs (or portion of [•] Sayona ADSs)
Issuance of Sayona ADSs, including issuances resulting from a distribution of Sayona ordinary shares or rights or other property

Cancellation of Sayona ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$[•] (or less) per Sayona ADS	Any cash distribution to Sayona ADS Holders

Persons depositing or withdrawing Sayona ordinary shares or Sayona ADS Holders must pay:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been Sayona ordinary shares and the Sayona ordinary shares had been deposited for issuance of Sayona ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary bank to Sayona ADS Holders

$[•] (or less) per Sayona ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Sayona ordinary shares on its share register to or from the name of the depositary bank or its agent when you deposit or withdraw Sayona ordinary shares

Expenses of the depositary bank	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary bank or the custodian have to pay on any Sayona ADSs or Sayona ordinary shares underlying Sayona ADSs, such as stock transfer taxes, stamp duty or withholding taxes
As necessary

Any charges incurred by the depositary bank or its agents for servicing the deposited securities	As necessary

The depositary bank collects its fees for delivery and surrender of Sayona ADSs directly from parties depositing Sayona ordinary shares or surrendering Sayona ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary bank collects fees for making distributions to holders of Sayona ADSs by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary bank may collect its annual fee for depositary bank services by deduction from cash distributions or by directly billing holders of Sayona ADSs or by charging the book-entry system accounts of participants acting for them. The depositary bank may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Sayona ADS Holders that are obligated to pay those fees. The depositary bank may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary bank may make payments to Sayona to reimburse it for costs and expenses generally arising out of establishment and maintenance of the Sayona ADS program, waive fees and expenses for services provided to Sayona by the depositary bank or share revenue from the fees collected from Sayona ADS Holders. In performing its duties under the deposit agreement, the depositary bank may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary bank and that may earn or share fees, spreads or commissions.
The depositary bank may convert currency itself or through any of its affiliates, or the custodian or Sayona may convert currency and pay U.S. dollars to the depositary bank. Where the depositary bank converts currency itself or through any of its affiliates, the depositary bank acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary bank or its affiliate receives when buying or selling foreign currency for its own account. The depositary bank makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Sayona ADS

Holders, subject to the depositary bank’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary bank is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to Sayona ADS Holders, and the depositary bank makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary bank may receive dividends or other distributions from Sayona in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by Sayona and, in such cases, the depositary bank will not engage in, or be responsible for, any foreign currency transactions and neither it nor Sayona makes any representation that the rate obtained or determined by Sayona is the most favorable rate and neither it nor Sayona will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges (other than taxes imposed on or calculated by reference to net income received or receivable by the depositary bank or the custodian) payable on your Sayona ADSs or on the deposited securities represented by any of your Sayona ADSs. The depositary bank may refuse to register any transfer of your Sayona ADSs or allow you to withdraw the deposited securities represented by your Sayona ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your Sayona ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary bank sells deposited securities, it will, if appropriate, reduce the number of Sayona ADSs to reflect the sale and pay to Sayona ADS Holders any proceeds, or send to Sayona ADS Holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary bank will not tender deposited securities in any voluntary tender, exchange offer or similar offer unless instructed to do so by a Sayona ADS Holder surrendering Sayona ADSs and subject to any conditions or procedures the depositary bank may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary bank as a holder of deposited securities, the depositary bank will call for surrender of a corresponding number of Sayona ADSs and distribute the net redemption money to the holders of called Sayona ADSs upon surrender of those Sayona ADSs.
If there is any change in the deposited securities such as a split-up, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary bank receives new securities in exchange for or in lieu of the old deposited securities, the depositary bank will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary bank decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to Sayona ADS Holders or for any other reason, the depositary bank may instead sell the replacement securities and distribute the net proceeds upon surrender of the Sayona ADSs.
If there is a replacement of the deposited securities and the depositary bank will continue to hold the replacement securities, the depositary bank may distribute new Sayona ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying Sayona ADS, including if the deposited securities are cancelled, or if the deposited securities underlying Sayona ADSs have become apparently worthless, the depositary bank may call for surrender of those Sayona ADSs or cancel those Sayona ADSs upon notice to the Sayona ADS Holders.
Amendment and Termination
Sayona may agree with the depositary bank to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary bank for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right (including, without limitation, any economic, voting or other material right) of Sayona ADS Holders, it will not become effective for outstanding Sayona ADSs until [•] days after the depositary bank notifies Sayona ADS Holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Sayona ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
The depositary bank will initiate termination of the deposit agreement if Sayona instructs it to do so. The depositary bank may initiate termination of the deposit agreement if:
•	[•] days have passed since the depositary bank told Sayona it wants to resign, but a successor depositary bank has not been appointed and accepted its appointment;
•
Sayona delists the Sayona ADSs from an exchange in the United States on which they were listed and, [•] days after the delisting, does not list the Sayona ADSs on another exchange in the United States or makes arrangements for trading of Sayona ADSs on the U.S. over-the-counter market;

•
Sayona delists its Sayona ordinary shares from an exchange outside the United States on which they were listed and does not list the Sayona ordinary shares on another exchange outside the United States;

•	the depositary bank has reason to believe the Sayona ADSs have become, or will become, ineligible for registration on Form F-6 under the U.S. Securities Act;
•	Sayona appears to be insolvent or enters insolvency proceedings;
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the Sayona ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.
If the deposit agreement will terminate, the depositary bank will notify Sayona ADS Holders at least [•] days before the termination date. At any time after the termination date, the depositary bank may sell the deposited securities. After that, the depositary bank will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the Sayona ADS Holders that have not surrendered their Sayona ADSs. Normally, the depositary bank will sell as soon as practicable after the termination date.
After the termination date and before the depositary bank sells, Sayona ADS Holders can still surrender their Sayona ADSs and receive delivery of deposited securities, except that the depositary bank may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary bank may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary bank will continue to collect distributions on deposited securities, but, after the termination date, the depositary bank is not required to register any transfer of Sayona ADSs or distribute any dividends or other distributions on deposited securities to the Sayona ADS Holder (until they surrender their Sayona ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
The deposit agreement expressly limits the obligations of Sayona and the depositary bank. It also limits the liability of Sayona and the depositary bank. Sayona and the depositary bank:
•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary bank will not be a fiduciary or have any fiduciary duty to Sayona ADS Holders;

•
are not liable if Sayona or the depositary bank is prevented or delayed by law or by events or circumstances beyond its ability to prevent or counteract with reasonable care or effort from performing each of its obligations under the deposit agreement;

•	are not liable if Sayona or the depositary bank exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any Sayona ADS Holder to benefit from any distribution on deposited securities that is not made available to Sayona ADS Holders under the terms of the deposit agreement, or for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the Sayona ADSs or the deposit agreement on your behalf or on behalf of any other person;
•	may rely upon any documents Sayona or the depositary bank believes in good faith to be genuine and to have been signed or presented by the proper person;
•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;
•
are not liable for the inability or failure of a Sayona ADS Holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit; and

•
the depositary bank has no duty to make any determination or provide any information as to the tax status of Sayona, or any liability for any tax consequences that may be incurred by Sayona ADS Holders as a result of owning or holding Sayona ADSs.

In the deposit agreement, Sayona and the depositary bank agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary bank will deliver or register a transfer of Sayona ADSs, make a distribution on Sayona ADSs, or permit withdrawal of Sayona ordinary shares, the depositary bank may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Sayona ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The depositary bank may refuse to deliver Sayona ADSs or register transfers of Sayona ADSs when the transfer books of the depositary bank or Sayona’s transfer books are closed or at any time if the depositary bank or Sayona thinks it advisable to do so.
Your Right to Receive the Ordinary Shares Underlying Your Sayona ADSs
Sayona ADS Holders have the right to cancel their Sayona ADSs and withdraw the underlying Sayona ordinary shares at any time except:
•
when temporary delays arise because: (i) the depositary bank has closed its transfer books or Sayona has closed its transfer books; (ii) the transfer of Sayona ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) Sayona is paying a dividend on its Sayona ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or
•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sayona ADSs or to the withdrawal of Sayona ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System (“DRS”) and the Profile Modification System (“Profile”) will apply to the Sayona ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary bank to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary bank of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary bank will not determine whether the DTC participant that is claiming to be acting on behalf of a Sayona ADS Holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the Sayona ADS Holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary bank’s reliance on and compliance with instructions received by the depositary bank through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary bank.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary bank will make available for your inspection at its office all communications that it receives from Sayona as a holder of deposited securities that Sayona makes generally available to holders of deposited securities. The depositary bank will forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the Sayona ADS Holders promptly following its receipt of such materials. You have a right to inspect the register of Sayona ADS Holders, but not for the purpose of contacting those holders about a matter unrelated to its business or the Sayona ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, Sayona ADS Holders waive the right to a jury trial of any claim they may have against Sayona or the depositary bank arising out of or relating to Sayona ordinary shares, Sayona ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If Sayona or the depositary bank opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.
You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived Sayona’s or the depositary bank’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.
Listing of Sayona Securities
The Sayona ordinary shares are listed on the ASX under the ticker symbol “SYA” and, as a secondary listing, on the OTCQB Venture Market in the United States under the symbol “SYAXF.” Sayona intends to list the Sayona ADSs on the Nasdaq and the Sayona ordinary shares issued in the merger on the ASX. It is anticipated that upon closing, the Sayona ADSs will be listed under the ticker symbol “[•].” Please see “Description of Sayona ordinary shares—Listing of Sayona Securities.”
Certain Disclosure Obligations of Sayona Under U.S. Securities Law
Sayona will be a “foreign private issuer” under the securities laws of the United States and the Nasdaq due to listing the Sayona ADSs. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants. Sayona intends to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq listing standards. Subject to certain exceptions, the Nasdaq listing standards permit a “foreign private issuer” to comply with its home country rules in lieu of the listing requirements of the Nasdaq.
Additionally, because Sayona qualifies as a “foreign private issuer” under the U.S. Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the

U.S.  Exchange Act; (iii) the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
Sayona will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.
For a description of certain disclosure obligations of Sayona under Australian law, please see “Description of Sayona ordinary shares—Certain Disclosure Obligations of Sayona Under Australian Law.”
Certain Insider Trading and Market Manipulation Laws in U.S.
U.S. law contains rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this document, and should not be viewed as legal advice for specific circumstances.
The United States securities laws generally prohibit any person from trading in a security while in possession of material, non-public information or assisting someone who is engaged in doing the same. The insider trading laws cover not only those who trade based on material, non-public information, but also those who disclose material nonpublic information to others who might trade on the basis of that information (known as “tipping”). A “security” includes not just equity securities, but any security (e.g., derivatives). Thus, members of the Sayona board, officers and other employees of Sayona may not purchase or sell shares or other securities of Sayona when he or she is in possession of material, non-public information about Sayona (including Sayona’s business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about Sayona.
For a description of certain insider trading and market manipulation laws in Australia, please see “Description of Sayona ordinary shares—Certain Insider Trading and Market Manipulation Laws in Australia.”
Restrictions on Resales of Sayona ADSs and Sayona Ordinary Shares Received in the Merger
The Sayona ADSs and Sayona ordinary shares to be issued in the merger will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act and the U.S. Exchange Act, except for the Sayona ordinary shares or Sayona ADSs issued to any shareholder who may be deemed to be an “affiliate” of Sayona for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Sayona and may include Executive KMP, directors and significant shareholders of Sayona. This proxy statement/prospectus does not cover resale of Sayona ADSs or Sayona ordinary shares received by any person upon completion of the transaction, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.
Foreign Currency Conversion
The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if it determines that such conversion can be made on a reasonable basis, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the depositary bank determines that the conversion of foreign currency cannot be made on a reasonable basis, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:
•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the owners for whom the conversion and distribution is lawful and practical;
•	distribute the foreign currency to owners for whom the distribution is lawful and practical; and
•	hold the foreign currency (without liability for interest) for the remaining owners.

COMPARISON OF RIGHTS OF SAYONA SHAREHOLDERS AND PIEDMONT STOCKHOLDERS
The rights of the Piedmont stockholders and the relative powers of the Piedmont board are governed by the laws of the State of Delaware, including the DGCL, and Piedmont’s organizational documents. The rights of the Sayona shareholders and the relative powers of the Sayona board are governed by the laws of Australia and the Constitution.
The rights attaching to the Piedmont CDIs are economically equivalent to the rights attaching to the Piedmont common stock and, unless otherwise stated, the discussion of Piedmont stockholder rights in this comparison includes holders of Piedmont CDIs, unless otherwise indicated, including as follows. The major differences between holding Piedmont common stock and Piedmont CDIs are that:
•
holders of Piedmont CDIs have beneficial interest in the underlying Piedmont common stock to which their Piedmont CDIs relate but such holders do not have legal title to the underlying Piedmont common stock. Legal title is held by the CDI Depositary; and

•
unless their Piedmont CDI’s are converted into Piedmont common stock in sufficient time before the record date for the relevant meeting, holders of Piedmont CDIs are not able to vote personally as Piedmont stockholders at a meeting of Piedmont. Instead, holders of Piedmont CDIs are provided with a voting instruction form which will enable them to instruct the CDI Depositary in relation to the exercise of voting rights.

As a result of the merger:
•
each Piedmont CDI representing 1/100th of an eligible share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 5.27 Sayona ordinary shares;

•
each share of Piedmont common stock issued and outstanding immediately prior to the effective time of the merger and not represented by a Piedmont CDI will be converted into the right to receive [•] Sayona ADSs, representing together 527 Sayona ordinary shares (the exchange ratio);

•
each then-outstanding Piedmont RSU award shall be converted automatically into an adjusted RSU award comprising the number of Sayona ordinary shares or Sayona ADSs, as applicable, equal to (i) the number of shares of Piedmont common stock subject to such Piedmont RSU award immediately prior to the effective time of the merger, multiplied by (ii) the exchange ratio, with any fractional shares rounded up to the nearest whole share; and

•
each then-outstanding Piedmont option award shall be converted automatically into an adjusted option award to purchase the number of Sayona ordinary shares (rounded up to the nearest whole number of Sayona ordinary shares) equal to (i) the number of shares of Piedmont common stock subject to such Piedmont option award immediately prior to the effective time of the merger multiplied by (ii) the exchange ratio.

As a result of the merger, Piedmont stockholders who become holders of Sayona ordinary shares will have their rights governed principally by Australian law and the Constitution, which will differ from Delaware law and the organizational documents of Piedmont, along with the deposit agreement, the terms of which are further detailed in the section of this proxy statement/prospectus entitled “Description of Sayona American Depositary Shares” beginning on page 198.
Set forth below is a summary of the material differences between the rights of a Piedmont stockholder under Delaware law and Piedmont’s organizational documents, on the one hand, and the rights of a holder of Sayona ordinary shares under Australian law and the Constitution, on the other hand. Sayona will not treat Sayona ADS Holders as one of Sayona’s shareholders and Sayona ADS Holders will not have shareholder rights. See “Description of Sayona American Depositary Shares,” beginning on page 198 for additional information about the rights of Sayona ADS Holders under the deposit agreement.
The following summary does not reflect any rules of the Nasdaq that may apply to Sayona or Piedmont in connection with the matters discussed, nor certain agreements unless expressly stated, that may expressly apply to these matters. You should read carefully relevant portions of applicable Delaware law, including the DGCL, applicable Australian law, including the Australian Corporations Act, the ASX Listing Rules and the constituent documents of each of Sayona and Piedmont, including the Amended and Restated Certificate of Incorporation of

Piedmont Lithium Inc., dated January 19, 2021 (the “Piedmont Charter”), and the Amended and Restated Bylaws of Piedmont Lithium Inc., adopted February 22, 2023 (the “bylaws”), and the Constitution, respectively. A copy of the Constitution is filed as Exhibit 3.1 to this proxy statement/prospectus. References to a “holder” or “member” in the following summary are to the registered holder of the applicable shares.
For more information, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
Authorized Capital Stock

Under the Piedmont Charter, Piedmont is authorized to issue up to 100,000,000 shares of Piedmont common stock and 10,000,000 shares of Piedmont Preferred Stock (the “Piedmont Preferred Stock”).

Subject to limitations prescribed by law and the provisions of the Piedmont Charter, the Piedmont board is authorized to provide by resolution and by causing the filing of a certificate of designation for the issuance of the shares of Piedmont Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series.

Under Delaware law, the board of directors without stockholder approval may approve the issuance of authorized but unissued shares of common stock that are not otherwise committed for issuance.

Under Australian law, Sayona does not have a limit on the authorized share capital that may be issued.

Upon closing, Sayona’s issued capital shall include only one class of ordinary shares, the Sayona ordinary shares. Following completion of the merger, (i) the Sayona ADSs to be issued in the merger are expected to be listed for trading on the Nasdaq under the trading symbol “[•]” and (ii) the Sayona ordinary shares to be issued in the merger are expected to be listed for trading on the ASX under the trading symbol “SYA.” Conditions to completion of the transaction include that the Sayona ADSs issued as a portion of the merger consideration be approved for listing on the Nasdaq, subject to the official notice of issuance, and the Sayona ordinary shares issued as a portion of the merger consideration be approved for listing on the ASX.

The Constitution authorizes the Sayona board to allot and issue shares in Sayona to persons, including members, directors or employees of Sayona on such terms and with such rights as the Sayona board determines.

The issue of securities to directors and other related parties of Sayona is regulated under the Australian Corporations Act and the ASX Listing Rules. Generally, various requirements must be met for such an issue, including shareholder approval, unless the issue falls within a specified exception.

Sayona may issue preference shares, including preference shares which are, or at the option of Sayona or a member are, liable to be redeemed or converted into Sayona ordinary shares. The rights attaching to preference shares are those set out in the Constitution.

Reduction of Capital

Under Delaware law, Piedmont, by an affirmative vote of a majority of the Piedmont board, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus capital the capital associated with certain shares of its stock. No

Under the Australian Corporations Act, a company may reduce its share capital if the reduction:

 •
is fair and reasonable to the company’s members as a whole;

 •
does not materially prejudice the company’s ability to pay its creditors; and

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.	• is approved by members in accordance with the Australian Corporations Act. A reduction of capital is either an equal reduction or a selective reduction.
Pre-Emptive Rights
Piedmont stockholders do not have pre-emptive rights to acquire newly issued shares.	Sayona members do not have pre-emptive rights to acquire newly issued shares.
Dividends and Distributions

Dividends and Distributions by Piedmont

Subject to the rights of the holders of any outstanding series of Piedmont Preferred Stock, the holders of Piedmont common stock are entitled to receive any dividends to the extent permitted by law when, as and if declared by the Piedmont board.

Under Delaware law, the Piedmont board may declare and pay dividends to the holders of Piedmont’s capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year. The amount of surplus is determined by reference to the current market value of assets less liabilities rather than book value. Dividends may be paid in cash, in shares of Piedmont’s capital stock or in other property.

Dividends and Distributions by Sayona

Subject to the Australian Corporations Act, the Constitution and any special terms and conditions of issue, the Sayona board may pay any dividends that, in its judgment, the financial position of Sayona justifies. The Sayona board must not pay a dividend unless it is satisfied that:

 •
Sayona’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

 •
the payment of the dividend is fair and reasonable to Sayona’s members as a whole; and

 •
the payment of the dividend does not materially prejudice Sayona’s ability to pay its creditors.

The Sayona board may decide the method of payment
of any dividends. The payment of a dividend does not require any confirmation by a general meeting.

Lien on Shares and Calls on Shares
Piedmont has no lien on its outstanding shares under Delaware law and has no outstanding partially paid shares on which it could call for payment.
Under the Constitution, Sayona has a first lien on:

 •
each partly paid share for all unpaid calls and instalments due on that share; and

 •
each share for any amounts the company is required by law to pay and has paid in respect of that share.

In each case the lien extends to all dividends payable
on the share and the proceeds of sale of the share.

Subject to the terms on which any shares are issued, the Sayona board may:

 •
make calls on the members for any amount unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times; and

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

 •
on the issue of shares, differentiate between members as to the amount of calls to be paid and the time for payment.

The Sayona board must send members notice of a call
at least 14 days (or such longer period required by the ASX Listing Rules) before the amount called is due, specifying the amount of the call, the time for payment and the manner in which payment must be made.

A call is taken to have been made when the resolution of the Sayona board authorizing the call is passed.

Forfeiture of Shares
Not applicable.
Subject to the Australian Corporations Act, Sayona may forfeit shares to cover any call which remains unpaid following any notice to that effect sent to a Sayona member. Forfeited shares become the property of Sayona and the directors may sell, reissue or otherwise dispose of the shares in such manner as determined by the directors.

A person whose shares have been forfeited ceases to be a member and remains liable to pay Sayona all amounts payable by the former member to Sayona at the date of forfeiture (including interest and costs).

Election of Directors

Under the DGCL, the board of directors must consist of at least one director. The number of directors will be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors will only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless a shareholder-adopted bylaw prescribes a different required vote.

The Piedmont Charter and bylaws provide that the number of directors constituting the Piedmont board will be fixed solely by resolution adopted from time to time by a majority of the total number of directors then authorized in office. The number of directors is currently 7. The Piedmont board is divided into three classes designated as Class I, Class II and Class III.

Under Piedmont’s bylaws, directors are elected by a plurality of the votes cast at any meeting of stockholders at which the directors are to be elected.
Under the Constitution, the number of directors of Sayona shall not be less than three. Directors are elected or re-elected by resolution by Sayona members at general meetings of Sayona.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in the Piedmont Charter, directors serving on a classified board may be removed by the stockholders only for cause. Under the Piedmont Charter, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2∕3% in the voting power of the Piedmont common stock outstanding and entitled to vote thereon.

In addition, the Piedmont Charter also provides that, subject to the rights of the holders of any outstanding series of Piedmont Preferred Stock and unless otherwise required by law, any newly created directorship on the Piedmont board resulting from any increase in the authorized number of directors and any vacancies in the Piedmont board, resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Piedmont Board, or by the sole remaining director.

A director may be removed by resolution at a general meeting. Subject to the Australian Corporations Act, at least two months’ notice must be given to Sayona of the intention to move a resolution to remove a director at a general meeting.

The Constitution further provides that a person will automatically cease to be a director if that person (among other things):

 •
becomes of unsound mind;

 •
becomes bankrupt;

 •
is convicted of an indictable offence and the Board does not within one month after that conviction resolve to confirm the director’s continuation in the office of director;

 •
fails to attend meetings of the Board for more than 3 consecutive months without leave of absence from the Board and a majority of the other directors have not, within 14 days of having been given a notice by the secretary giving details of the absence, resolved that leave of absence be granted; or

 •
resigns by written notice to Sayona.

The Sayona board may also appoint a director to fill a
casual vacancy on the Sayona board or in addition to the existing directors, who will then hold office until the next annual general meeting of Sayona and is then eligible for election at that meeting.

No director, who is not the managing director, may hold office without re-election past the third annual general meeting following the meeting at which the director was last elected or re-elected.

Termination or retirement benefits to directors and other officers of Sayona are subject to restrictions under the Australian Corporations Act and ASX Listing Rules.

Quorum of the Board

Under the DGCL, a majority of the total number of directors will constitute a quorum for the transaction of business unless the certificate of incorporation or bylaws require a greater number. The bylaws may lower the number required for a quorum to one-third of the total number of directors, but no less.

Under the Constitution, unless the Sayona board resolves to increase the number of directors, any two directors shall constitute a quorum. No business may be transacted at a meeting of the Sayona board unless a quorum of directors is present at the time the business is dealt with.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

Under Piedmont’s bylaws, except as otherwise required by law, the bylaws or the Piedmont Charter, the quorum necessary for the transaction of business at any meeting of the Piedmont board consists of a majority of the entire Piedmont board.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or the bylaws require a greater vote.

Duties of Directors

Under Delaware law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors generally bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule often attaches to protect the directors and their decisions. In cases involving the duty of loyalty, Delaware courts sometimes apply an “entire fairness” standard. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under Piedmont’s bylaws, except as otherwise required by the DGCL or as provided in the Piedmont Charter, the business and affairs of Piedmont will be managed by or under the direction of the Piedmont board. In addition to the powers and authorities the bylaws expressly confer upon it, the Piedmont board may exercise all such powers of Piedmont and do all such lawful acts and things as are not by law, the Piedmont Charter or its bylaws required to be exercised or done by the stockholders.

The directors are responsible for managing the business and affairs of Sayona and may exercise all the powers of Sayona which are not required by law or by the Constitution to be exercised by Sayona in general meeting. The Australian Corporations Act provides that the following matters (among others and in addition to others set out in this table) require member approval, and are therefore not within the powers of the Sayona board:

 •
removal of directors;

 •
appointment of an auditor;

 •
amending or changing the constitution; and

 •
adopting a new company name.

The directors are subject to duties under common law,
statute (primarily the Australian Corporations Act) and the Constitution. These duties are of a fiduciary nature and include the duty to:

 •
act in good faith in the best interests of the company as a whole;

 •
act for a proper purpose;

 •
not improperly use information or their position;

 •
exercise the degree of care and diligence that a reasonable person would exercise if they were in the same role and circumstances; and

 •
avoid actual or potential conflicts of interest.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
Conflicts of Interest of Directors and Transactions Involving Directors and Other Related Parties

Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum (ii) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Any director who has a material personal interest in a contract or proposed contract of Sayona, holds any office or owns any property such that might have duties or interests which conflict with, or which may conflict, either directly or indirectly, with their duties or interests as a director, must give the Sayona board notice of the interest at a meeting of Sayona board.

A director who has a material personal interest in a matter that is being considered at a Sayona board meeting must not, except where permitted under the Australian Corporations Act, vote on the matter or be present while the matter is being considered at the meeting.

The Australian Corporations Act prohibits Sayona from giving a director (or other related party (including a shareholder who controls Sayona) a financial benefit unless either:

 •
Sayona obtains shareholder approval (in compliance with the Australian Corporations Act requirements) and gives the benefit within 15 months after approval; or

 •
giving the financial benefit falls within a specific exception set out in the Australian Corporations Act (e.g., a benefit given on arms’ length terms or reasonable remuneration or reimbursement of an officer or employee of Sayona).

Directors, when entering into transactions with
Sayona, are subject to the Australian common law and statutory duties to avoid actual and potential conflicts of interest.

Limitation of Liability and Indemnification of Officers and Directors

Delaware law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Piedmont’s bylaws provide for indemnification by Piedmont of its directors and officers to the fullest extent permitted by the DGCL against all expense, liability and loss actually and reasonably incurred by such indemnitee in connection therewith, all on the terms and conditions set forth in the bylaws.

Pursuant to the Constitution, Sayona must indemnify current and past directors and other executive officers of Sayona on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office in Sayona or a related body corporate.

Sayona may also, to the extent permitted by law, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office in Sayona or a related body corporate.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

To the extent that an indemnitee has been successful on the merits or otherwise in defense of any proceeding (or in defense of any claim, issue or matter therein), such indemnitee will be indemnified under the bylaws against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such defense.

In the event that a determination is made that the indemnitee is not entitled to indemnification or if payment is not timely made following a determination of entitlement to indemnification under the Piedmont bylaws, if a request for indemnification under the Piedmont bylaws is not paid in full by Piedmont within 60 days after a written request has been received by the Secretary of Piedmont, or if an advancement of expenses is not timely made under the Piedmont bylaws, the indemnitee may at any time thereafter bring suit against Piedmont in a court of competent jurisdiction in the State of Delaware seeking an adjudication of entitlement to such indemnification or advancement of expenses. In any suit brought by the indemnitee to enforce a right of indemnification (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it will be a defense that the indemnitee has not met any applicable standard of conduct for indemnification under the Piedmont bylaws.

To the fullest extent permitted by law, expenses will be paid by Piedmont in advance of the final disposition of such action, suit or proceeding upon the delivery of an undertaking to Piedmont by or on behalf of the director or officer to repay such amount if it will ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal that he or she is not entitled to be indemnified for such expenses by Piedmont as authorized in the bylaws.

The DGCL permits indemnification for derivative suits only for expenses (including legal fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Limitation on Director Liability

Under Delaware law, a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the

Under the Australian Corporations Act, a company or a related body corporate must not indemnify a person against any liabilities incurred as an officer or auditor of the company if it is a liability:

 •
owed to the company or a related body corporate of the company;

 •
for a pecuniary penalty order made under section 1317G or a compensation order made under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Australian Corporations Act; or

 •
that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith;

but the above does not apply to a liability for legal
costs.

In addition, a company or related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred in:

 •
defending or resisting proceedings in which the person is found to have a liability for which they cannot be indemnified as set out above;

 •
in defending or resisting criminal proceedings in which the person is found guilty;

 •
in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found to have been established (except costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

 •
in connection with proceedings for relief to the person under the Australian Corporations Act in which the presiding court denies the relief.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemptions; or any transaction in which the director or officer derives an improper personal benefit.

Under the Piedmont Charter, to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of Piedmont will be personally liable to Piedmont or its stockholders for monetary damages for breach of fiduciary duty as a director.

Annual Meetings

Under the DGCL, an annual stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors, the bylaws, or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws.

Under Delaware law, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders is required for the election of directors and for such other proper business as may be conducted thereat. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under Piedmont’s bylaws, an annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such business as may properly come before the meeting, will be held at a place and time designated by the Piedmont board. The Piedmont board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Piedmont board.

Under Australian law, Sayona is required to hold an annual general meeting at least once every calendar year and within five months after the end of its financial year (unless an extension is granted by ASIC).

Under the Australian Corporations Act, the business of an annual general meeting may include any of the following, even if not referred to in the notice of meeting:

 •
consideration of the annual financial report, sustainability report, directors’ report (including remuneration report) and auditor’s report;

 •
advisory (non-binding) resolution to adopt the remuneration report, with the rule that if 25% or more of the members vote against its adoption in 2 consecutive years, a resolution to spill the board is put to members at that second meeting (two strikes rule);

 •
election of directors;

 •
appointment of the auditor; and

 •
fixing the auditor’s remuneration.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
Special/Extraordinary General Meetings

Under Delaware law, special meetings of stockholders may be called by the board of directors and by such other person or persons as may be authorized to do so by the corporation’s certificate of incorporation or bylaws.

Piedmont’s bylaws provide that, except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Piedmont Charter, including any certificate of designations relating to any series of Piedmont Preferred Stock, a special meeting of stockholders may be called at any time only by the Piedmont board.

All meetings other than the annual general meeting of members are referred to in the Constitution as “general meetings.” The Sayona board may call general meetings of its members whenever it sees fit, at such time and place, as it may determine. In addition, the Sayona board is obliged to call a general meeting if requested to do so by an individual director or by Sayona members with at least 5% of votes that may be cast at the general meeting.

Record Date; Notice Provisions

Under Piedmont’s bylaws, the Piedmont board may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Piedmont board, and which record date will, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting.

Whenever stockholders are required or permitted to take any action at a meeting, notice of the place, if any, date, and time of the meeting of stockholders, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting), and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice will be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided by law, the Piedmont Charter (including any Piedmont Preferred Stock designation) or the Piedmont bylaws. In the case of a special meeting, the purpose or purposes for which the meeting is called also will be set forth in the notice.

Every Sayona member is entitled to receive notice of and, except in certain circumstances, attend and vote at general meetings of Sayona and to receive all notices, accounts and other documents required to be sent to Sayona members under the Constitution, the Australian Corporations Act and the ASX Listing Rules. Under the Australian Corporations Act, at least 28 days’ notice must be given of a meeting of a company’s shareholders where that company is listed on the official list of the ASX.

The notice of meeting must specify the date, time and place of the meeting and state the general nature of the business to be transacted at the meeting.

Advance Notice of Director Nominations and Other Proposals

Under the Piedmont bylaws, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Piedmont secretary and, in the case of business other than nominations, such business must be a proper subject for stockholder action.

Unless the Australian Corporations Act provides otherwise, no business may be transacted at a general meeting unless the general nature of the business is stated in the notice calling the meeting.

Under the Constitution, a person other than a director or a person nominated by the Sayona board seeking election as a director shall be eligible for election if that person (if the nominee is a member) or a member

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

To be timely, a stockholder’s notice must be delivered to the secretary at Piedmont’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting.

However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the date on which a public announcement of the date of such meeting is first made by Piedmont.

Piedmont’s bylaws also specify requirements as to the form and content of a stockholder’s notice.

nominating that person (if the nominee is not a member) gives notice to Sayona of the nomination within the timeframe required under the Constitution.

The Company must accept nominations for the election of directors not less than 45 business days (or 30 business days in the case of a meeting requested by members) before the date of a general meeting at which the directors may be elected and no more than 90 business days before the general meeting.

Under the Australian Corporations Act, if (a) members with at least 5% of the votes that may be cast on a resolution or (b) at least 100 members who are entitled to vote at a general meeting, give a company notice of a resolution that they propose to move at a general meeting, the resolution must be put to members at the meeting. In addition, such members may request the company to give all members a statement provided by members about the proposed resolution or any other matter that may be properly considered at a general meeting.

Members holding at least 5% of the votes that may be cast at a general meeting may request in writing that the directors of a company call and hold a general meeting. The directors must call the meeting within 21 days of receipt of such a request and the meeting must be held no later than two months after the request is given to the company. If the directors fail to do so, members with more than 50% of the votes of all of the members who made the request may call and arrange to hold a general meeting of the company and the company must pay the reasonable expenses the members incurred because the directors failed to call and arrange to hold the meeting and recover such amounts from the directors subject to the Australian Corporations Act.

Quorum at Meetings

Under Piedmont’s bylaws, except as otherwise required by law, the Piedmont Charter (including a Piedmont Preferred Stock designation) or the Piedmont bylaws, at any meeting of stockholders, a majority of the voting power of the Piedmont common stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, will constitute a quorum entitled to take action with respect to such matter.
A quorum at a general meeting is 5 or more members present at the meeting and entitled to vote on a resolution at the meeting.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
Voting Rights

Under the Piedmont Charter, Piedmont stockholders are entitled to one vote for each share held of record by such holder on all matters on which stockholders are generally entitled to vote; provided, however, that, except as otherwise required by law, Piedmont stockholders, as such, are not entitled to vote on any amendment to the Piedmont Charter that relates solely to the terms of one or more outstanding series of Piedmont Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Piedmont Charter. Piedmont stockholders do not have cumulative voting rights in the election of directors.

At a general meeting of Sayona, every Sayona member present in person or by proxy, attorney or representative has one vote on a poll for each Sayona ordinary share held as at the applicable record date.

An ordinary resolution at a general meeting is passed by a majority of votes cast by those present and voting (50%) while a special resolution requires the approval of 75% of the votes cast by members who are entitled to vote on the resolution.

If the Australian Corporations Act or ASX Listing Rules require that some Sayona members are not to vote on a resolution or that votes cast by some members be disregarded in order for the resolution to have the intended effect, and the notice of meeting at which the resolution was proposed states that fact, Sayona must not count any votes purported to be cast by those members.

Action by Written Consent

Pursuant to Section 228 of the DGCL, and unless the Piedmont Charter provides otherwise, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Piedmont common stock entitled to vote thereon were present and voted and will be delivered to Piedmont in the manner required under Delaware law.

The Piedmont Charter precludes stockholder action by written consent.
Not applicable for Australian-incorporated listed companies.
Derivative or Other Suits

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Under Delaware law, an individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where

The Australian Corporations Act includes provisions which allow for persons including members of a company or a person who has ceased to be a member of a company if the suit relates to the circumstances in which they ceased to be a member to bring an action against the company or another member (among others) on the grounds that the conduct of the company’s affairs, an actual or proposed act or omission on behalf of a company, or a resolution or proposed resolution of members is either (a) contrary to the interests of members as a whole, or (b) oppressive to, unfairly prejudicial to, or unfairly discriminatory against, a member or members whether in that capacity or in any other capacity. Upon such an application, the court has broad powers to make orders, including (among other things) that the company be wound up, the company’s

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
the requirements for maintaining a class action have been met.
constitution be modified or repealed, requiring a person to do a specified act or restraining a person from engaging in specified conduct or from doing a specified act, or the purchase of any shares by any member or the company.

In addition, under the Competition and Consumer Act 2010 (Cth), a person must not, in trade or commence, engage in conduct that is misleading or deceptive or likely to mislead or deceive. The Australian Securities and Investments Commission Act 2001 (Cth) includes an analogous prohibition for conduct in relation to financial services and the Australian Corporations Act includes provisions of a similar effect in relation to statements in disclosure or takeover documents.

Such statutory rights are conferred in addition to the rights available to members at common law.

Inspection of Books and Records

Under Delaware law, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, the right, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from: the corporation’s stock ledger, a list of its stockholder, and its other books and records. A proper purpose means a purpose reasonably related to the person’s interest as a stockholder.

Current directors have a right of access to Sayona’s books and records at all reasonable times for the purposes of a legal proceeding to which the person is a party, the person proposes in good faith to bring or that the person has reason to believe will be brought against them. Former directors also have rights of access under the Australian Corporations Act.

A person who is not a director does not have the right to inspect any of the board papers, books, records or documents of Sayona, except as provided by law, or the Constitution, or as authorized by the Sayona board, or by resolution of the members.

Appraisal Rights

Under Delaware law, holders of shares of any class or series of stock of a constituent corporation in a merger or consolidation have the right, in certain circumstances, to dissent from such merger or consolidation by demanding payment in cash for their shares equal to the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, as determined by a court in an action timely brought by the surviving or resulting corporation or the dissenters. Delaware law grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock, regardless of the number of shares being issued. No appraisal rights are available for shares of any class or series of stock that are listed on a national securities exchange or held of record by more than 2,000 holders, unless the agreement of merger or consolidation requires the holders thereof to accept for
Under Australian law, members do not have appraisal rights.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

such shares anything other than: shares of stock of the surviving corporation; shares of stock of another corporation, which shares of stock are either listed on a national securities exchange or held of record by more than 2,000 holders; cash in lieu of fractional shares of the stock described in the first two points above; or some combination of the above. In addition, appraisal rights are not available for stockholders of a surviving corporation in a merger if the merger did not require the vote of the stockholders of the surviving corporation.

In accordance with the DGCL, no appraisal rights will be available in connection with the merger.

Business Combinations and Anti-Takeover Measures

Certain provisions of Delaware law, the Piedmont Charter and bylaws could make the acquisition of Piedmont more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of management by making it more difficult for a person to remove or change the incumbent members of the Piedmont board.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of Piedmont common stock are available for future issuance without stockholder approval except as required by law or by any stock exchange on which Piedmont common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, the Piedmont board may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by the Piedmont board. The existence of authorized but unissued shares of common stock or preferred stock may enable the Piedmont board to render more difficult or to discourage an attempt to obtain control of Piedmont by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. The Piedmont board is divided into three classes of directors, with the directors serving three-year terms. As a result, approximately one-third of the Piedmont board is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change

Under the Australian Corporations Act, a person must not acquire a relevant interest in voting shares in a company which has more than 50 members if, because of the transaction, that person’s or someone else’s voting power in the company increases:

 •
from 20% or below to more than 20%; or

 •
from a starting power that is above 20% and below 90%, (the “relevant interest prohibition”).

There are a number of exceptions to the relevant
interest prohibition, including (but not limited to) the following:

 •
the acquisition is previously approved by a resolution passed at a general meeting of the company where the resolution is passed in accordance with the requirements under the Australian Corporations Act;

 •
the acquisition takes place under a takeover bid conducted in accordance with Chapter 6 of the Australian Corporations Act;

 •
a person having at least 19% voting power increases its voting power by no more than 3% in any six month period;

 •
the acquisition results from an issue of securities under a rights issue under which offers are made to every person who holds securities in the class securities of which are being offered on the same terms and all of those persons have a reasonable opportunity to accept the offer; or

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

the composition of the Piedmont board. The Piedmont Charter and bylaws provide that, subject to any rights of holders of Piedmont Preferred Stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time exclusively pursuant to a resolution adopted by the Piedmont board.

No Cumulative Voting. Holders of Piedmont common stock do not have cumulative voting rights in the election of directors.

Special Meetings of Stockholders. The Piedmont Charter and bylaws provide that, except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Piedmont Charter, including any certificate of designations related to any series of Piedmont Preferred Stock, a special meeting of stockholders may be called at any time only by the Piedmont board. The Piedmont board may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Piedmont board. Only such business will be conducted at a special meeting of stockholders as will have been brought before the meeting by or at the direction of the Piedmont board.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, unless otherwise provided in the Piedmont Charter, any action required to be taken at any annual or special meeting of the stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Piedmont common stock entitled to vote thereon were present and voted and is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. The Piedmont Charter precludes stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Under the Piedmont bylaws, stockholders seeking to bring business before an annual meeting of stockholders, or
• an acquisition that results from a compromise or arrangement approved by a relevant Australian Court under Part 5.1 of the Australian Corporations Act.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

to nominate individuals for election as directors at an annual or special meeting of stockholders, are required to provide timely notice in writing.

To be timely, a stockholder’s notice must be delivered to the secretary at Piedmont’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting.

However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the date on which a public announcement of the date of such annual meeting is first made by Piedmont.

Piedmont’s bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of Piedmont.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in the Piedmont Charter, directors serving on a classified board may be removed by the stockholders only for cause. The Piedmont Charter provides that directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2∕3% of the voting power of the Piedmont common stock outstanding and entitled to vote thereon. In addition, the Piedmont Charter also provides that, subject to the rights of the holders of any outstanding series of Piedmont Preferred Stock and unless otherwise required by law, any newly created directorship on the Piedmont board resulting from any increase in the authorized number of directors and any vacancies in the Piedmont board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office,

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

even though less than a quorum of the Piedmont board, or by the sole remaining director.

Supermajority Provisions. Under the Piedmont Charter and bylaws provide that the Piedmont board is expressly authorized to adopt, amend or repeal Piedmont’s bylaws without a stockholder vote. Any adoption, amendment or repeal of Piedmont’s bylaws by stockholders requires the affirmative vote of the holders of at least 66 2∕3% of the voting power of the Piedmont common stock outstanding and entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Piedmont Charter provides that the affirmative vote of at least 66 2∕3% of the voting power of the Piedmont common stock outstanding and entitled to vote thereon, voting together as a single class, is required to amend or repeal, or adopt any provision inconsistent with, the following provisions in the Piedmont Charter, among others:

 •
the provisions providing for a classified board of directors (the election and term of the directors);

 •
the provisions regarding removal of directors;

 •
the provisions regarding filling vacancies on the Piedmont board and newly created directorships;

 •
the provisions precluding stockholder action by written consent;

 •
the provisions regarding calling special meetings of stockholders;

 •
the provision requiring a 66 2∕3% supermajority vote for stockholders to amend the bylaws;

 •
the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

 •
the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

Rights of Piedmont Stockholders	Rights of Sayona Shareholders
Section 203 of the DGCL. The Piedmont Charter provides that Piedmont is not governed by, or otherwise subject to, Section 203 of the DGCL.
Variation of Rights Attaching to a Class or Series of Shares

Under the Piedmont Charter, the Piedmont board is authorized to provide by resolution and by causing the filing of a Piedmont Preferred Stock designation for the issuance of the shares of Piedmont Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series. Piedmont common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

The rights attached to any class of Sayona ordinary shares may, unless their terms of issue state otherwise, be varied:

 (1)
with the written consent of the members holding 75% of the shares of the class; or

 (2)
by a special resolution passed at a separate meeting of the members holding shares of the class.

The Australian Corporations Act provides that where
members in an affected class do not all agree (whether by resolution or written consent) to the:

 •
variation or cancellation of their rights; or

 •
a modification to the Constitution to allow their rights to be varied or cancelled,

members with at least 10% of the votes in the
affected class may apply to the court (within one month after the variation, cancellation or modification to is made) to have the variation, cancellation or modification set aside.

Amendment to Organizational Documents

Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the Piedmont board of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws will be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors will not divest the stockholders of

The Constitution may be only amended in accordance with the Australian Corporations Act, which requires a special resolution passed by at least 75% of Sayona member present (in person or by proxy, attorney or representative) and entitled to vote on the resolution at a general meeting of Sayona. Under the Australian Corporations Act, at least 28 days’ written notice must be given of a meeting of a company’s shareholders where that company is listed on the official list of the ASX and the notice of meeting must state its intention to propose a resolution as a special resolution and state the resolution

Rights of Piedmont Stockholders	Rights of Sayona Shareholders

the power nor limit their power to adopt, amend or repeal the bylaws.

Under Piedmont’s bylaws, the affirmative vote of at least 66 2∕3% of the voting power of the Piedmont common stock outstanding and entitled to vote thereon, voting together as a single class, will be required for the stockholders to adopt, amend or repeal any provision of the bylaws.

Dissolution

Under Delaware law, unless the board of directors approves a proposal to dissolve, a dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. If a dissolution is initially approved by the board of directors, it may be approved by a simple majority of the corporation’s stockholders.

Under Piedmont’s Charter, upon dissolution, liquidation or winding up of Piedmont, subject to the rights of the holders of any outstanding series of Piedmont Preferred Stock, the holders of Piedmont common stock are entitled to receive the assets of Piedmont available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Under Australian law, an insolvent company may be wound up by a liquidator appointed by either creditors or the court. Directors cannot use their powers after a liquidator has been appointed. If there are funds left over after payment of the costs of the liquidation, and payments to other priority creditors, including employees, the liquidator will pay these to unsecured creditors. The members rank behind the creditors.

Under Australian law, members of a solvent company may decide to wind up the company if the directors are able to form the view that the company will be able to pay its debts in full within 12 months after the commencement of the winding-up. A meeting at which a decision is made to wind up a solvent company requires at least 75% of votes cast by members who are entitled to vote on the resolution.

If Sayona is wound up, then subject to the Constitution and to the rights or restrictions attached to a class of shares, any surplus assets must be divided among Sayona’s members in proportion to the number of shares held by them (irrespective of the amounts paid or credited as paid on the shares), less any amounts which remain unpaid on these shares at the time of distribution.

Listing
Piedmont common stock is currently listed on the Nasdaq under the ticker symbol “PLL.” Piedmont CDIs are currently listed on the ASX under the ticker symbol “PLL.”
Sayona ordinary shares are currently listed on the ASX under the ticker symbol “SYA” and, as a secondary listing, on the OTCQB Venture Market in the United States under the symbol “SYAXF.”

Sayona intends to list the Sayona ADSs on the Nasdaq. It is anticipated that upon closing, the Sayona ADSs will be listed under the ticker symbol “[•].”

BUSINESS OF SAYONA
History and Development of Sayona
Sayona is an ASX 300 listed company incorporated in Queensland, Australia in 2000. Sayona was formed under and is subject to the provisions of the Australian Corporations Act. Its headquarters is located at Level 28, 10 Eagle Street, Brisbane, Queensland 4000, Australia. Its telephone number is +61 7 3369 7058. Sayona is legally referred to by its full name Sayona Mining Limited, as well as commercially as “Sayona” and, with respect to its Québec operations, as “Sayona Québec.” Sayona’s website is https://sayonamining.com.au/. The information contained on or linked from Sayona’s website is not incorporated by reference in, or in any way part of, this proxy statement/prospectus.
Since its formation in 2000, Sayona has achieved several significant milestones through strategic acquisitions, joint ventures, and operational developments:
•
Acquisition of Authier Lithium Project (2016): In 2016, Sayona acquired the Authier Lithium project in Québec, Canada. This hard rock lithium deposit, located near Val-d’Or, became a cornerstone of Sayona’s expansion into the North American lithium market.

•
Joint Venture with Piedmont (2021): In August 2021, Sayona Québec, a joint venture between Sayona (75%) and Piedmont (25%), acquired North American Lithium in Québec. This acquisition included a brownfield open-pit mining operation with a concentrator, positioning Sayona as a significant player in North America’s lithium production.

•
Acquisition of Moblan Lithium Project (2021): In October 2021, Sayona, in partnership with SOQUEM, Inc. (a subsidiary of Investissement Québec), acquired a 60% stake in the Moblan Lithium project in the Eeyou Istchee James Bay region of northern Québec.

•	Restart of North American Lithium Operations (2023): By March 2023, Sayona successfully restarted production at North American Lithium.
•
First Shipment of Spodumene Concentrate (2023): In August 2023, Sayona announced its first shipment of spodumene (lithium) concentrate from North American Lithium to the international market, marking the commencement of revenue generation within two years of acquiring North American Lithium.

2024 Equity Raises
In November 2024, Sayona completed a placement of 1,250,000,000 of Sayona ordinary shares at the issue price of AU$0.032 (approximately $0.02, at the then-prevailing exchange rate) per share, generating aggregate proceeds of AU$40 million before costs. Sayona intends to apply the net proceeds of such placement to fund its standalone expenditure prior to the closing of the merger, including preliminary studies to review the development capex under the definitive feasibility study for the Moblan Lithium project in Québec, Canada, capital projects to optimize production in terms of both operating and capital expenditure for the North American Lithium project in Québec, Canada, and general corporate purposes. Additionally, Sayona executed the Sayona placement agreement and the RCF subscription agreement for the placement of up to an additional 2,156,250,000 of Sayona’s ordinary shares at the issue price of AU$0.032 (approximately $[•], at the prevailing exchange rate as of [•], 2025) per share, to be completed subject to completion of the merger and other conditions. The closing equity raise, if completed, is expected to generate aggregate proceeds of up to AU$69 million (approximately $[•], at the prevailing exchange rate as of [•], 2025) before costs; and Sayona intends to apply the net proceeds of the closing equity raise for general corporate purposes.
2024 Prepayment Financing
On August 22, 2024 (effective as of June 21, 2024), Sayona and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide lithium spodumene concentrate from NAL in Québec. Pricing under the agreement is determined by a market-based mechanism. Pursuant to such contract note, Sayona may borrow from the trading company up to $30 million based on the value of committed volumes of spodumene concentrate. Borrowings are credited against the outstanding balance at the time vessels complete loading, which provides additional borrowing availability. Interest is payable quarterly at the rate of SOFR plus 2.4%. As of February 19, 2025, Sayona has borrowed $29.7 million under this contract note.

Historical Capital Expenditures
Sayona’s capital expenditures for the years ended June 30, 2024 and June 30, 2023 were as follows:

	2024 AU$’000	2023 AU$’000
Capital expenditures	102,448	127,088

During the fiscal year ended June 30, 2024, Sayona had total capital expenditures of AU$102.4 million, which were primarily related to: the NAL restart and operational ramp up capital projects and group optimization projects. Key NAL restart and operational ramp up capital projects included tailings storage facility capacity increase, surface water management and mining infrastructure. Optimization capital projects included completion of the NAL crushed ore dome, NAL Jaw Crusher C-150 and the completion of the Moblan definitive feasibility study.
During the fiscal year ended June 30, 2023, Sayona had total capital expenditures of AU$127.1 million, which were primarily related to the capitalisation of mine development costs during the NAL operational ramp up and enhancing acquired NAL mill infrastructure to enable the restart of the operation.
Business Overview
Sayona is a lithium-focused mining company with projects in Québec and a large tenement portfolio in Western Australia and, with various stakeholders, Sayona has established a diversified portfolio of mineral interests on properties around the world. Sayona’s principal activities are lithium mining and processing in North America and the ongoing identification, evaluation and development of Sayona’s portfolio of mineral exploration assets in Australia and Canada. Sayona believes that its operations currently do supply, and are expected to continue to supply, the lithium for which increasing global demand is expected, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.
Sayona’s portfolio of projects spans from exploration and development to production. In Québec, Sayona has assembled a northern lithium hub centered on the Moblan Lithium project and a southern lithium hub centered on the North American Lithium operation, including the nearby Authier Lithium project. In Western Australia, Sayona holds the lithium rights to the Deep Well, Tabba Tabba, Red Rock, Mt Dove, Friendly Creek, Station Peak and Mount Satirist tenements.
Lithium Market
The demand in the lithium market can be divided into demand for (i) basic lithium chemicals and concentrates, which include, among other chemicals, spodumene concentrate (which varies depending on the lithium content of concentrate on an Li2O% basis) and (ii) inorganic and organic lithium derivatives (a market in which Sayona does not directly participate), which include numerous compounds produced from basic lithium chemicals.
Lithium is found in very low concentration in igneous rocks. Of the various concentrations of lithium, Sayona focuses on the mining, extraction and production of spodumene concentrate, a higher-grade lithium concentrate suitable for the production of lithium carbonate and lithium hydroxide. Lithium carbonate is principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. While there are many other applications both for basic lithium chemicals and lithium derivatives (including for the ceramics and glaze industry), batteries are the leading application for lithium, accounting for approximately 90% of total global lithium demand, including batteries for electric vehicles, which accounted for approximately 70% of total global lithium demand in 2023. Lithium has several advantages in its applications compared to other minerals, including its low density, low coefficient of thermal expansion and high electrochemical potential. Sayona expects applications related to energy storage to continue driving demand in the coming years, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.
Lithium Marketing and Customers
Offtake and Other Purchase Agreements
On January 9, 2021, Sayona Québec entered into a spodumene concentrate purchase agreement with Piedmont Lithium Carolinas, Inc., an affiliate of Piedmont, to provide spodumene concentrate from

North American Lithium in Québec. The agreement commits Sayona Québec to sell to Piedmont Lithium Carolinas, Inc. the greater of 50% of North American Lithium’s annual production or 113,000 dmt of spodumene concentrate. The term of the agreement relates to the life of mine of Sayona Québec’s open pit mine and concentrator located near Val-d’ Or, Québec, and pricing is determined by a market-based mechanism, subject to a guaranteed price minimum and guaranteed price maximum.
On October 15, 2021, 9450-5567 Quebec Inc., a wholly owned subsidiary of Sayona, entered into an offtake agreement with Lithium Royalty Corp. in respect of the Moblan Lithium project. The agreement commits 9450-5567 Quebec Inc. to sell to Lithium Royalty Corp. an amount of spodumene concentrate or lithium concentrate that is equal to 10% of 9450-5567 Quebec Inc.’s 60% interest in such concentrate produced from the Moblan Lithium project (relating to its 60% participating interest in the Moblan Lithium project). The term of the agreement relates to the life of mine of the Moblan Lithium project, and pricing is determined by a market-based mechanism.
On August 22, 2024 (effective as of June 21, 2024), Sayona and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide lithium spodumene concentrate from NAL in Québec. Pricing under the agreement is determined by a market-based mechanism.
Revenue During the Fiscal Year Ended June 30, 2024
During the fiscal year ended June 30, 2024, Sayona sold its lithium spodumene concentrate in two countries, China and the United States, to three customers that individually accounted for greater than 10% of Sayona’s total revenue. Most of Sayona’s sales were to customers located in China, which accounted for approximately 98% of Sayona’s total revenue. The three customers accounting for greater than 10% of Sayona’s total revenue accounted for approximately 99% of Sayona’s revenue from contracts with customers for the fiscal year ended June 30, 2024, comprising 45%, 29% and 25%, respectively.
Sayona’s Australian operations had no reportable revenue for the fiscal years ended June 30, 2024 or June 30, 2023. Sayona’s Canadian operations had AU$200.9 million of revenue for the fiscal year ended June 30, 2024, while Sayona’s Canadian operations had no revenue in the fiscal year ended June 30, 2023.
Raw Materials Suppliers
Sayona’s key raw material requirements utilized in the extraction and production of spodumene concentrate include: explosives used for blasting of waste and ore; diesel for use in earthmoving and mining equipment; water utilized in the mining activities for dust suppression and predominately for the processing of the ore; grinding media utilized in the grinding mills; crusher, pumping and mill lining consumable items; electricity for powering infrastructure and processing activities; and propane gas used for heat generation.
These key raw materials and consumables are sourced from a variety of third party suppliers through supply contracts and also contractual purchase orders both of which are subject to commercial negotiation and comparison with other offerings in the market from time to time.
Lithium Competition
Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2023, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. Other relevant regions for lithium production were Brazil and Zimbabwe.
Sayona is an emerging lithium mineral producer and competes against several major producers, including: Albemarle Corporation, Sociedad Química y Minera de Chile S.A., Tianqi Lithium Corporation, Ganfeng Lithium Co., Ltd., Mineral Resources Limited, Pilbara Minerals Limited, Arcadium Lithium PLC and IGO Limited.
Regulatory Overview
Australia
Sayona’s Australian operations are subject to a broad range of laws and regulations imposed by local and federal governments and regulatory bodies as applicable to companies engaged in business in Australia. Tax regulations in Australia are governed by federal laws, such as income tax and goods and services tax, and are administered by the Australian Taxation Office. Additionally, there are also some state-specific regulations for projects located in Western Australia, including labor laws, occupational health and safety laws, payroll taxes, mining laws, including state mining royalties (payable on product extracted and sold) and environmental laws administered by different government departments. For Sayona’s Australian projects, specific laws and regulations apply both from Australian federal government as well as the state government of Western Australia. In Australia, the government owns the land and rights to extract minerals from the land and allows parties to apply for tenure to explore or mine the land. Sayona (directly or through joint ventures) has obtained the right to mining tenure from the government of Western Australia to conduct its exploration and mining operations in Australia. The Mining Act 1978 (WA) (“Mining Act of WA”) and the associated Mining Regulations 1981 (WA) govern exploration and mining on land in Western Australia. Mining tenements under the Mining Act of WA include mining leases (which grant a right to conduct mining operations in the areas covered by such concessions, subject to compliance with certain expenditure, environmental and other specified conditions), exploration licenses (which allow companies to explore for mineral resources on the land covered for a specified period, and to subsequently apply for a corresponding mining lease), miscellaneous licenses and general purpose leases, (both of which are for ancillary mining activities such as above ground infrastructure and ground water extraction, among others). The grant of a mining tenement under the Mining Act of WA and the conditions imposed are at the discretion of the Minister for Mines and Petroleum. A right to explore usually carries the obligation of spending a specified amount of money on exploration or undertaking particular exploration activities. The grant of a mining tenement under the Mining Act of WA and the conditions imposed are at the discretion of the Minister for Mines and Petroleum. A right to explore usually carries the obligation of spending a specified amount of money on exploration or undertaking particular exploration activities.
Sayona’s operations are subject to both state and federal environmental laws and regulations, which can involve obtaining environmental approvals and licenses in order to carry out exploration and mining operations. The Environment Protection and Biodiversity Conservation Act 1999 (Cth) (the “EPBC Act”) is the Australian Federal Government’s central piece of environmental legislation. It provides a legal framework to protect and manage nationally and internationally important flora, fauna, ecological communities, and heritage places. Under the EPBC Act new projects may require federal government assessment and approval if it has, will have or is likely to have a significant impact on ‘matters of national environmental significance’. The Australian Government’s Department of Climate Change, Energy, the Environment and Water manages the referral and assessment process under the EPBC Act.
On a state level, Sayona is subject to the Environmental Protection Act 1986 (WA) (“EPA”). Under the EPA, Sayona is obliged to prevent, control and abate pollution and environmental harm and ensure the conservation and protection (as applicable) of the land subject to Sayona’s tenure. If a proposal is likely to have a significant impact on the environment it should be referred to the Western Australia Environmental Protection Authority to determine whether an environmental assessment is required. The Western Australia Department of Mines, Industry Regulation and Safety (DEMIRS) ensures the responsible development of Western Australia’s mineral, petroleum, and geothermal resources. The Western Australia Department of Water and Environmental Regulation (DWER) is responsible for regulating environmental compliance and implementation of best practice environmental management in accordance with the obligations imposed by the EPA.
A recent update to the Western Australia Health & Safety requirements has resulted in the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA) (collectively, “WHS Act”). The WHS Act updates the old Mines Safety and Inspection Act 1994 (WA) and corresponding regulations and imposes health and safety duties on persons conducting a business or undertaking (“PCBUs”), officers, workers and other persons. Specifically, under the WHS Act, PCBUs have a primary duty of care to ensure the health and safety of workers while they are at work (this also includes statutory positions such as site senior executives and exploration managers). Further, a major change in the work health and safety legislation is the requirement for operating companies to have a mine safety management system that provides a comprehensive and integrated system for the management of all aspects of risks to health and safety in relation to the operation of the mine.
In Australia there have been a number of changes to Federal employment laws with more on the horizon. These include amendments to the Fair Work Act 2009 (Cth) and Sex Discrimination Act (Cth) through the “Closing Loopholes” reforms and “Respect@Work” changes.

Relevant “Closing Loopholes” changes include (i) strengthening protections against discrimination for employees who have experienced or are subject to family and domestic violence, including by introducing “subjection to family and domestic violence” as a protected attribute (ii) “same job same pay” changes that provide employees (or their representatives) with the ability to apply for a “regulated labour hire arrangement order” to require a labour-hire provider to pay its employees a “protected rate of pay” that is no less than they would be paid under the host employer’s enterprise agreement, (iii) new criminal offenses for intentional wage and superannuation theft (including large fines and imprisonment), (iv) increased rights and entitlements of workplace delegates rights of “reasonable” access to the workplace to conduct duties as workplace delegates and to paid time off during normal working hours to undertake training in relation to their role as workplace delegate, (v) and changes to how casual employees, employees and contractors are characterized following new definitions of these terms.
In addition, as part of the “Closing Loopholes” changes, employees in Australia now have a positive “right to disconnect,” which allows employees the right to refuse to monitor, read or respond to contact, or attempted contact, from an employer or third party outside employees’ usual working hours (unless it is unreasonable to do so). Whether the refusal to monitor, read or respond to contact is unreasonable will depend on a range of circumstances specific to the working relationship (including the employee’s seniority, work responsibilities, compensation and the level of disruption imposed by the contact).
The “Respect@Work” changes introduced a positive duty on employers or PCBUs to take reasonable and proportionate measures, to eliminate, as far as possible, certain discriminatory conduct that is already made unlawful under the Sex Discrimination Act 1984 (Cth) (i) workplace sexual harassment, sex discrimination and sex-based harassment; (ii) conducts that amount to subjecting a person to a hostile workplace environment on the ground of sex; and (iii) certain acts of victimization. There is a particular focus on this issue in the Western Australia mining industry in light of the state government’s “Enough is Enough: Sexual harassment against women in the FIFO mining industry” report released in June 2022.
Most of the above changes have already come into effect, with some due to commence in early 2025.
The Aboriginal Heritage Act 1972 (WA) (“AH Act”), the Native Title Act 1993 (Cth) (“NTA Act”) and the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (“ATSIHP Act”) govern obligations relating to Aboriginal heritage and native title when undertaking activities on Australian land. The AH Act protects and manages Aboriginal heritage by requiring approval for activities that may impact or cause harm to Aboriginal heritage (such as archaeological and ethnographic sites which are of significance to Aboriginal people), Aboriginal cultural heritage obligations exist independently to native title and apply in respect of all land in Australia (including areas where native title has been extinguished). The NTA Act provides a procedure under which native titles claims may be made in the Federal Court and regulates all actions, including the grant of mining tenements, which affect native title rights. Under the ATSIHPA, an Aboriginal person or group of Aboriginal people may make an application to the Federal Minister for Environment seeking a declaration for the preservation or protection of a specific significant Aboriginal area from injury or desecration. Following an assessment of the application, the Minister will then determine whether to issue the declaration. It is an offence to contravene the terms of a declaration. Before undertaking activities on land in Western Australia, Sayona is required to check for Aboriginal heritage. Under the AH Act, if an Aboriginal heritage site is identified, there is a regime for permits and approvals to disturb or destroy Aboriginal heritage sites. Under section 18 of the AH Act, the Minister can consent to a party with tenure (over the land where Aboriginal heritage has been identified) impacting on Aboriginal sites, i.e. by undertaking mining activities.
Canada
Sayona’s Canadian operations are subject to Canadian federal and provincial laws and regulations. Both levels of the Canadian government regulate environmental assessments and the release of contaminants to the receiving environment. In addition to federal and provincial laws, Sayona’s operations in the Eeyou-Istchee James Bay region of northern Québec, where Sayona’s Moblan Lithium project is located, are also subject to the specific framework established pursuant to the James Bay and Northern Québec Agreement (together with the Complementary Agreements to such Agreement, the “JBNQA”).
Federal
Pursuant to the federal Impact Assessment Act (the “IAA”) and the Physical Activities Regulation (SOR/2019-285), an assessment by the Impact Assessment Agency of Canada (the “Agency”) is

required for new metal mines with an ore production capacity of 5,000 t/day or more and an expansion of an existing mine if the expansion would result in an increase in the area of mining operations of 50% or more and the total ore production capacity would be 5,000 t/day or more after the expansion. A favorable result of the assessment process under the IAA involves issuance of a decision statement by the federal Minister of Environment and Climate Change.
The federal environmental assessment of the NAL project was governed by the predecessor statute, the Canadian Environmental Assessment Act (1992). The impact study of the initial NAL project was submitted to the Agency in February 2013. The Agency issued a study report in February 2018, presenting the Agency requirements for atmospheric environment, water quality, fish and fish habitats, bird, bird habitats, as well as traditional land and resources use. The federal authorization process for the NAL project was completed in July 2018 with the decision by Fisheries and Oceans Canada confirming that in its the opinion the project is not likely to cause significant adverse environmental effects.
The Moblan Lithium project and the Authier Lithium project, as currently designed, are exempt from the federal impact assessment under the IAA, since the mine ore production capacity of each of them less than 5,000 t/day.
In addition to complying with the impact assessment requirements, a proponent of a mining project must manage mine effluents before their release into the environment in compliance with the Metal and Diamond Mining Effluent Regulations (SOR/2002-222) and the pollution prevention provisions of the Fisheries Act (RSC 1985, c F-14) (the “Fisheries Act”). Both these acts apply to Sayona’s Canadian operations irrespective of whether they are subject to the IAA impact assessment procedures.
For instance, the Fisheries Act prohibits work, undertaking or activity that results in the harmful alteration, disruption or destruction of fish habitat, unless authorized by the Minister of Fisheries and Oceans. Such an authorization was issued for the NAL project in December 2022.
Other federal laws and regulations apply at certain stages of Sayona’s Canadian operations, including requirements relating to the protection of certain migratory birds and wildlife species at risk.
JBNQA
The JBNQA was signed in 1975 as the first modern indigenous land claim agreement and treaty in Canada and has constitutional protection under section 35 of the Constitution Act, 1982. The JBNQA covers numerous matters, including land regime, local and regional government, health and education, justice and police, environmental and social protection, hunting, fishing and trapping rights and community and economic development. Section 5 of the JBNQA sets out a specific land regime applicable to the territory and Section 22 of the JBNQA provides for a specific environmental and social protection regime in relation to development activities on the territory of the JBNQA below the 55th parallel, including mining development projects.
The JBNQA land regime provides for Category I, Category II and Category III lands. Below the 55th parallel:
•
Category I lands are reserved for the exclusive use of the Cree. They may be used for residential, community, commercial, industrial, residential or other purposes. In addition, the Cree have an exclusive right to hunting, fishing and trapping;

•	Category II lands are lands where the Cree have exclusive rights of hunting, fishing and trapping; and
•
Category III lands represent all lands in the JBNQA territory not included in Category I and Category II lands. General access to Category III lands is in accordance with provincial legislation and regulations concerning public lands. Exclusive rights or privileges are not granted to the Cree regarding Category III, but the Cree are nevertheless granted non-exclusive rights to pursue certain harvesting activities (hunting, fishing and trapping) year-round.

The Moblan Lithium project is located on Category III lands.
The specific environmental and social protection regime set out in Section 22 of the JBNQA provides for an assessment and review procedure which is further detailed below.

Provincial
The Québec Ministry of the Environment, the Fight against Climate Change, Wildlife and Parks (formerly known as the Ministry of Environment and the Fight against Climate Change) (“MELCCFP”) is the Québec government department responsible for protecting the environment, ensuring the conservation and enhancement of biodiversity and playing a key role in the climate transition from a sustainable perspective in order to contribute to the priority issues of Québec society.
The Environment Quality Act (CQLR, c Q-2) (“EQA”) establishes the provincial environmental authorization framework. Mining projects not subject to JBNQA may be subject to the environmental impact assessment and review procedure (the “EIA Procedure”) provided for in section 31.1 and following of the EQA. The procedure involves filing of a project notice and preparation of the environmental impact assessment statement and its review by the Environmental Public Hearings Office (BAPE), following which the project may be authorized by the Government of Québec and subsequently by the MELCCFP.
The initial MELCCFP authorization for the NAL project was obtained in 2011, at which time it was not subject to the environmental impact assessment under EQA, since NAL’s authorized ore processing capacity was below then in effect threshold of 7,000 t/day. While this threshold has since then been revised down, no EIA procedure will be required for NAL under the EQA, unless its area is expanded to more than 50% of the authorized area or other project modifications triggers such procedure.
In February 2023, the MELCCFP decided to subject the Authier project to the EIA Procedure further to Sayona’s request to that effect. This procedure remains ongoing.
The Moblan Lithium project is located within the territory governed by the JBNQA and is therefore subject to Section 22 of the JBNQA. Title II of the EQA sets out the provisions that apply to the Nord-du-Québec region and is intended to implement the provincial jurisdiction aspects of Section 22 of the JBNQA with regards to the environmental and social impact assessment and review process. Further to a project notice, the impact assessment statement, developed in accordance with guidelines set out by the Environmental and Social Impact Evaluating Committee (“COMEV”), is submitted to the Environmental and Social Impact Review Committee (“COMEX”). The COMEV and the COMEX are independent bodies composed of members appointed by the Federal government, the Québec government and the Cree Nation Government. The COMEX oversees the assessment and review process. Once the assessment and review process are complete, the COMEX will provide the MELCCFP with a recommendation as to whether or not the MELCCFP’s Deputy Minister, as JBNQA Administrator, should issue the approval for the Moblan Lithium project to proceed. The proponent must also obtain other provincial permits and authorizations, including those required under the EQA.
The Québec Mining Act (CQLR, c M-13.1) requires the holder of an exclusive exploration right (formerly a mining claim) to obtain a mining lease before mineral substances are mined. The application for the mining lease is to be submitted to the Ministry of Natural Resources and Forests (known as the Ministère des Ressources naturelles et des Forêts) (“MRNF”). The mining lease cannot be granted before certain regulatory conditions are met, including the rehabilitation and restoration plan having been approved by the MRNF, and the authorizations required under section 154 of the EQA having been issued. The proponent must furnish a financial guarantee to the Québec government covering the anticipated cost for carrying out the rehabilitation and restoration work and for the follow-up to the work, as determined in the plan. The financial guarantee must be furnished in a form prescribed by regulation and must be paid in three installments: the first payment must be made within 90 days of receiving the plan’s approval and each subsequent payment must be made on the anniversary of the plan’s approval. The first payment represents 50% of the total amount of the guarantee, and the second and third payments represent 25% each. The rehabilitation and restoration plan must be updated every five years or more often in certain circumstances.
Sandpits and quarries located outside the mining lease boundaries are also subjected to mining rights such as a non-exclusive lease to mine surface mineral substances and an exclusive lease to mine surface mineral substances. The sandpits and quarries may also be subject to the assessment and review process set out above.

Organizational Structure
The following is a summary of Sayona’s significant subsidiaries as of June 30, 2024.

Subsidiaries of Sayona	Jurisdiction	Ownership
Sayona East Kimberley Pty Ltd	Australia	Sayona Mining Limited (100%)
Sayona International Pty Ltd	Australia	Sayona Mining Limited (100%)
Sayona Lithium Pty Ltd	Australia	Sayona Mining Limited (100%)
9474-9454 Québec Inc.	Québec, Canada	Sayona Inc. (100%)
Sayona Inc.	Québec, Canada	Sayona Mining Limited (100%)
Sayona North Inc.	Québec, Canada	Sayona Inc. (100%)
Sayona Québec Inc.	Québec, Canada	Sayona Inc. (75%) Piedmont Lithium Québec Holdings Inc. (25%)
North American Lithium Inc.	Québec, Canada	Sayona Québec Inc. (100% of common equity)*

*	Investment Québec owns 20,000,000 preferred, non-participating Class B shares in the capital of North American Lithium Inc.
Mineral Reserves and Resources
Set forth below is information regarding Sayona’s mineral properties, which has been prepared pursuant to requirements of subpart 1300 of Regulation S-K (“Subpart 1300”). As used in this section entitled “Mineral Reserves and Resources,” the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with Subpart 1300. Under Subpart 1300, the disclosure of mineral resources must be based on an initial assessment prepared by a qualified person (“QP”) and the disclosure of mineral reserves must be based on a preliminary feasibility study or feasibility study prepared by a QP. The reporting of mineral reserves under Subpart 1300 requires, among other things, the QP’s determination that any identified mineral resources can be the basis of an economically viable project.
Except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have a degree of uncertainty as to their existence that is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, it cannot be assumed that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, that it will ever be upgraded to a higher category, or that all or any part of the inferred mineral resources will ever be converted into mineral reserves.
As an ASX-listed company, Sayona makes public disclosures in accordance with the Joint Ore Reserves Committee code (the “JORC Code”). While these sets of reporting standards and Subpart 1300 have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, they embody different approaches and definitions and their requirements differ in many circumstances. The mineral resources and reserves that Sayona is required to publicly report under the JORC Code are not part of this proxy statement/prospectus and should not be considered a current estimate of Sayona’s resources and reserves under Subpart 1300 or other SEC rules.

Overview
The figure below presents the locations of Sayona’s material properties, as of June 30, 2024. The Authier Lithium project is a mineral property in the exploration phase. The North American Lithium project is an operating traditional open pit mine currently in the production phase. The Moblan Lithium project is a mineral property in the exploration phase.

Moblan
Chibougamau
Matagami
Kapuskasing
Smooth Rock Falls
Cochrane
Lebel-sur-Quévillon
Baie-Comeau
Timmins
Authier
NAL
Rouyn-Noranda
Saguenay
Rimouski
Rivière-du-Loup
La Malbaie
Temiskaming Shores
Edmundston
Sudbury
Québec City
Trois-Rivières
Ottawa
Montreal
Sherbrooke
MAINE

Additionally, the figures below present the locations of Sayona’s other 21 early stage and exploration mineral projects located in Québec, Canada and Western Australia, as of June 30, 2024. Due to the early stage of exploration, no operational permits have been obtained for these projects and decisions have not been made regarding the processing plant designs.

Lac Albert
Troilus
Chibougamau
Matagami
Kapuskasing
Smooth Rock Falls
Cochrane
Lebel-sur-Quévillon
Baie-Comeau
Timmins
Vallee
Rouyn-Noranda
Saguenay
Rimouski
Tansim
Pontiac
Temiskaming Shores
Rivière-du-Loup
La Malbaie
Edmundston
Sudbury
Québec City
Trois-Rivières
Ottawa
Montreal
Sherbrooke
MAINE

Eighty Mile Beach
Port Hedland
Karratha
Marble Bar
Telfer
Onslow
Exmouth
Cape Range National Park
Tom Price
Paraburdoo
Newman
Coral Bay
Kumarina
Carnarvon
Peak Hill
Wiluna
WESTERN AUSTRALIA
Meekatharra
Beadell
Laverton
Leonora
Geraldton
Mt Edon West
Mt Edon
Plumridge Lakes
SOUTH
Kalgoorlie - Boulder
Forrest
Nullarbor
Joondalup
Perth
Eucla
Madura
Mundrabilla
Yalata
Port
Strelley
Strelley West
Mac Well
Deep Well
Tabba Tabba
Red
Rock
Tabba
Tabba East
Indee
Mallina
Mt Dove
Friendly
Creek
West Wodgina

The table below discloses, as of June 30, 2024, Sayona’s relevant mineral properties. Sayona classifies its mineral properties into three categories: “Production Properties,” “Development Properties,” and “Exploration Properties.” Production Properties are properties with material extraction of mineral reserves. Development Properties are properties that have mineral reserves disclosed but no material extraction. Exploration Properties are properties that have no mineral reserves disclosed. Sayona currently categorizes both the NAL project and the Moblan Lithium project as material individual properties under Subpart 1300 and provide additional details accordingly under “Material Individual Properties.”

Location	Ownership (%)	Deposit Name	Mineral/ Extraction Type	Operator	Property	Stage
Canada, Québec	75%	North American Lithium(1)	Lithium/Hard rock	Sayona Québec	North American Lithium	Production
Canada, Québec	60%	Moblan Lithium(2)	Lithium/Hard rock	Sayona	Moblan	Exploration
Canada, Québec	75%	Tansim Lithium(3)	Lithium/Hard rock	Sayona Québec	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Lac Albert Lithium(4)	Lithium/Hard rock	Sayona	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Troilus Claims(5)	Lithium/Hard rock	Sayona	Canadian Lithium Deposits	Exploration
Canada, Québec	100%	Pontiac Claims(6)	Lithium/Hard rock	Sayona Québec	Canadian Lithium Deposits	Exploration
Canada, Québec	18.75%	Vallée Lithium Project(7)	Lithium/Hard rock	Sayona Québec	Canadian Lithium Deposits	Exploration
Australia, Western Australia	49%	Mallina Lithium(8)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Mac Well(8)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Strelley(8)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Strelley West(8)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Tabba Tabba East(8)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	West Wodgina(8)	Lithium & Gold/ Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	39%	Mt Edon(8)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	49%	Mt Edon West(8)	Lithium/Hard rock	Morella Lithium Joint Venture	Morella Lithium Joint Venture	Exploration
Australia, Western Australia	100%	Mt Dove(9)	Lithium & Gold/ Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration
Australia, Western Australia	100%	Deep Well(9)	Lithium & Gold/ Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration
Australia, Western Australia	100%	Indee(9)	Lithium & Gold/ Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration
Australia, Western Australia	100%	Mount Satirist(9)	Lithium & Gold/ Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration
Australia, Western Australia	100%	Station Peak(9)	Lithium & Gold/ Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration
Australia, Western Australia	100%	Tabba Tabba(9)	Lithium/Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration

Location	Ownership (%)	Deposit Name	Mineral/ Extraction Type	Operator	Property	Stage
Australia, Western Australia	100%	Red Rock(9)	Lithium & Gold/ Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration
Australia, Western Australia	100%	Friendly Creek(9)	Lithium & Gold/ Hard rock	Sayona	Australian Gold and Lithium Deposits	Exploration

(1)
As of June 30, 2024, Sayona holds 75% ownership in the North American Lithium operation which is currently in production. The North American Lithium property also includes the Authier Lithium deposit, which is located approximately 29 km south south-west of the NAL project. For additional details regarding the NAL project, see “Material Individual Properties.”

(2)
As of June 30, 2024, Sayona holds 60% ownership in the Moblan Lithium project, which is currently in exploration phase. For additional details regarding the Moblan Lithium project, see “Material Individual Properties.”

(3)
The Tansim Lithium deposit is situated 51 miles (80 km) south-west of the Authier Lithium project. The deposit comprises 185 mineral claims spanning 10,751 hectares and is prospective for lithium, tantalum, and beryllium. As of June 30, 2024, Sayona owns 75% of the Tansim property through its subsidiary Sayona Québec.

(4)
The Lac Albert Lithium comprises 121 claims 3.5 km west of the Moblan Lithium project and covers 6,592 ha (65.92 km2). As of June 30, 2024, these claims are held 100% by Sayona through its subsidiary Sayona Nord.

(5)
The Troilus Claims are located adjacent to Sayona’s Moblan Lithium project and extend over a large portion of the Frotêt-Evans Greenstone Belt. The Troilus Claim comprises 1,824 claims covering 985 square kilometres. As of June 30, 2024, these claims are held 100% by Sayona.

(6)
The Pontiac Claims are located in the Abitibi-Témiscamingue hub in close proximity to the Tansim Lithium project. The Pontiac Claims consist of 1,284 claims covering 73,535 hectares. As of June 30, 2024, these claims are held 100% by Sayona.

(7)
The Vallée Lithium project comprises 48 claims covering approximately 1,997 hectares, with 20 claims located within 500 meters of the NAL mine boundary. In November 2022, the NAL project acquired those 20 claims outright, which span approximately 775 hectares. Such claims allow for potential future infrastructure expansion at the NAL mine and its processing facility. In December 2023, the NAL project earned its initial 25% stake in the remaining 28 claims, and has the right to earn up to a 51% stake in total. As of June 30, 2024, Sayona owns a 18.75% interest in the Vallée Lithium project.

(8)
As of June 30, 2024, Sayona holds a 49% equity stake in the Morella Lithium Joint Venture, which comprises lithium rights to six tenements in the Pilbara covering 426 sq km and two tenements in South Murchison covering 48 sq km. Morella Corporation Limited is the manager of the joint venture. The West Wodgina Project is located 100 km south of Port Hedland and 8 km west of the Wodgina Lithium Operation.

(9)
As of June 30, 2024, Sayona holds a 100% stake in the six exploration tenements: Deep Well (E47/3829), Tabba Tabba (E45/2364), Red Rock (E45/4716), Mt Dove (E47/3950), Friendly Creek (E47/3802) and Indee (E45/5817) which cover a total of 588 sq km. Sayona also owns the Station Peak and Mount Satirist tenement applications which cover a total area of 484 sq km. The Tabba Tabba Project is located north of the Pilgangoora lithium mining area, in a region of historic tin and tantalum mining. It is located 40 km north of the Pilgangoora lithium mining area. The Deep Well Project spans 119 sq km to the west of Port Hedland. The Mt Dove Project is the closest Sayona lease to De Grey’s Hemi project, located 10 km south-west of the Falcon prospect and 12 km south-west of the Brolga prospect. It is within 5 km of the greater Hemi project area, a 15 km trend which includes Hemi and adjacent intrusions.

As of the date hereof, Sayona has one material property in production. The aggregate annual production from Sayona’s mineral properties for Sayona’s three most recent fiscal years is shown in the table below. The amounts represent Sayona’s attributable portions based on ownership percentages noted above and are shown in metric tonnes:

	Aggregate Annual Production (metric tonnes) Fiscal Year Ended June 30,
	2024	2023	2022
Spodumene Concentrate (Li2O)(1)
North American Lithium(2)	116,867	24,840	—

(1)	Lithium production shown as spodumene concentrate at approximately 5.4% Li2O.
(2)	Sayona owns 75% of the NAL project. The table shows 75% of the NAL project’s total production.

The following table provides a summary of Sayona’s mineral resources, exclusive of reserves, as of June 30, 2024. The below mineral resource amounts are rounded and shown in millions of metric tonnes. Where applicable, the amounts represent Sayona’s attributable portion based on the ownership percentages noted above. Additional information regarding mineral resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries filed as exhibits to this registration statement of which this proxy statement/prospectus forms a part.

	Measured Mineral Resources		Indicated Mineral Resources		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
Lithium – Hard Rock
North America
NAL(1)(3)	0.5	1.00%	4.9	1.15%	5.4	1.14%	24.8	1.23%
Authier Lithium(1)(3)	0.2	0.80%	2.4	0.98%	2.6	0.96%	4.8	0.98%
Moblan Lithium(2)(3)	0.0	0.00%	9.2	0.84%	9.2	0.84%	12.6	1.02%
Total(4)	0.7	0.95%	16.5	0.95%	17.2	0.95%	42.1	1.14%

(1)
As of June 30, 2024, Sayona owned 75% of the NAL project and the Authier Lithium project through the Sayona Québec joint venture. Sayona is therefore reporting 75% of the NAL project’s and the Authier Lithium project’s mineral resources.

(2)
As of June 30, 2024, Sayona owned 60% of the Moblan Lithium project through a joint venture with Investissement Québec. Sayona is therefore reporting 60% of the Moblan Lithium project’s mineral resources.

(3)	Resources indicated for the NAL operations, the Authier Lithium project and the Moblan Lithium project are exclusive of mineral reserves.
(4)	Resource estimates are based on the following price values:
a.	NAL operations - US$1,273 per 5.4% Li2O concentrate tonne,
b.	Moblan Lithium project - US$1,273 per 6.0% Li2O concentrate tonne,
c.	Authier Lithium project - US$977 per 6.0% Li2O concentrate tonne,
The following table provides a summary of Sayona’s mineral reserves as of June 30, 2024. The below mineral reserve amounts are rounded and shown in millions of metric tonnes. The amounts represent Sayona’s attributable portion based on ownership percentages noted above. Additional information regarding mineral reserves for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries filed as exhibits to this registration statement of which this proxy statement/prospectus forms a part.

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
Lithium – Hard Rock
North America
NAL(1)	0.2	1.04%	14.7	1.08%	14.9	1.08%
Authier Lithium(1)	4.7	0.93%	3.8	1.00%	8.5	0.96%
Moblan Lithium(2)	0.0	0.00%	20.7	1.36%	20.7	1.36%
Total(3)	4.8	0.93%	39.2	1.22%	44.0	1.19%

(1)
As of June 30, 2024, Sayona owned 75% of the NAL project and the Authier Lithium project through the Sayona Québec joint venture. Sayona is therefore reporting 75% of the NAL project’s and the Authier Lithium project’s mineral reserves.

(2)
As of June 30, 2024, Sayona owned 60% of the Moblan Lithium project through a joint venture with Investissement Québec. Sayona is therefore reporting 60% of the Moblan Lithium project’s mineral reserves.

(3)	Reserve estimates are based on the following sale price values:
a.	NAL operations - US$811 per 5.4% Li2O concentrate tonne,
b.	Moblan Lithium project - US$925 per 6.0% Li2O concentrate tonne,
c.	Authier Lithium project - US$731 per 6.0% Li2O concentrate tonne,

Material Individual Properties
Authier Lithium project
Overview

MISTISSINI
CHIBOUGAMAU
CHAPAIS
MATAGAMI
LEBEL-SUR-QUÉVILLON
AMOS
SENNETERRE
Authier Project
North American Lithium Project
ROUYN-NORANDA
VAL-D'OR
Abitibi-Témiscamingue Hub
SAGUENAY
QUÉBEC
BÉCANCOUR
MONTRÉAL
OTTAWA
NORTH BAY
N
ROADS
RAILROADS

The Authier Lithium project is a joint venture between Sayona Québec Inc, a wholly owned subsidiary of Sayona that holds a 75% stake in the Authier Lithium project, and Piedmont, which holds a 25% stake in the Authier Lithium project. The property is located in the Abitibi-Témiscamingue Region of the Province of Québec, Canada, approximately 45 km northwest of the city of Val-d’Or and 15 km north of the nearest of town of Rivière-Héva.
The property is accessible by a high-quality, rural road network connecting to the main highway, Route 109, situated a few kilometers east, which links Rivière-Héva to Amos. Route 109 connects at Rivière-Héva to Highway 117, a provincial highway that links Val-d’Or and Rouyn-Noranda (the two regional centers of the Abitibi-Témiscamingue region), to Montréal, which is the closest major city, almost 470 km to the southeast.
The property consists of a contiguous group of 24 mineral claims covering 884 hectares. The property is in the exploration and study phases. The property will be operated as a traditional open pit mine, with waste and ore drilled and blasted prior to excavation by shovels or excavators. Waste will be placed in waste rock storage facility located to the northwest of the pit, whilst ore will be temporarily stockpiled at the Authier Lithium property before being hauled to the NAL operation for processing. The NAL concentrator facility was re-started in March 2023, with first spodumene concentrate sold in August 2023.

The Authier Lithium property is 29 km west of the NAL operations in a straight line, as shown below.

The lithium mineralization observed at the Authier Lithium project is mainly spodumene within two main pegmatite intrusive dykes. The largest spodumene-bearing pegmatite is principally defined by one single continuous intrusion, or dyke, that contains local rafts, or xenoliths, of the amphibolitic host rock. The main pegmatite outcrops in a small, 50 m by 20 m, area at the central-eastern sector that orients east-west and is mostly covered by up to 10 m of overburden. Based on the information gathered from the drilling, the pegmatite intrusion is more than 1,100 m in length and can be up to 60 m thick. The intrusion is generally oriented east-west, dips to the north at angles ranging between 35" and 50" and reaches depths of up to 270 m below surface in drilling to date.
A second, smaller spodumene-bearing pegmatite, not visible from the surface, was intersected at shallow levels, between 15 m and 22 m downhole depth, approximately 400 m north of the main pegmatite. Follow-up drilling in early 2017 and 2018 outlined this new body, the Authier North pegmatite, which has a strike extension of 500 m east-west, 7 m average width, gently dipping 15 degrees to the north. The Authier North pegmatite appears at shallow levels, 15 m to 25 m vertical depth, and is open in all directions.
Permits and Encumbrances
In accordance with Québec’s Mining Act and Environmental Quality Act, permits are required in order to build and operate a mine. A mining lease is required from the Ministère des Ressources naturelles et des Forêts

(MRNF), formerly MERN. The application must be accompanied by, among other things, an approved closure and rehabilitation plan and a scoping and market study on processing in Québec. The delivery of the mining lease is conditional on obtaining the approbation of the closure plan. According to the Quality Environmental Act a certificate of authorization is also required for construction and operation of the mine. A public consultation must also be part of the legal obligation and should last at least two months and include public open doors in the municipality where the project is located.
From a Canadian federal perspective, no Environmental Impact Assessment (EIA) is required as long as none of the physical activities (SOR/2012-147) would trigger the federal process.
Exploration
Between 2010 and 2012 Glen Eagle, the previous tenement holder, completed approximately 8,990 meters of diamond drilling in 69 diamond drill holes of which 7,959 meters were drilled on the Authier Lithium deposit; 609 meters (five diamond drill holes) were drilled on the northwest; and 422 meters on the south-southwest of the property.
In October and November 2016 Sayona Québec completed approximately 3,967 m of diamond drilling in 18 diamond drill holes, all of which intersected high-grade spodumene mineralization, and in May 2017 Sayona Québec completed approximately 4,117 m of exploration drilling in 31 holes which helped to define the mineralization boundaries and lift the deposits into the resource categories in the Authier Lithium deposit. Thereafter Sayona Québec has completed additional exploratory drilling programs in 2018. All the holes completed by Sayona Quebec have used standard diamond drill hole diameter size, using a standard tube and bit.
Operations, Accessibility and Infrastructure
The Authier Lithium property is located 45 km northwest of the city of Val-d’Or, making it readily accessible by the national highway and a high-quality rural road network. The Authier Lithium property is located in a modern mining precinct with several large contracting firms, mining services companies and consultancies operating out of offices at Val D’or, Amos or other surrounding townships.
The Authier Lithium deposit currently contains no infrastructure or mining facilities; however several items will be constructed as part of mining operations, including:
•	Run of mine (ROM) and loadout pad;
•	administrative building;
•	dry room;
•	lay down area for mining contractor equipment shop;
•	waste rock storage facility;
•	mine wastewater treatment plant;
•	site access roads;
•	mine hauling and service roads;
•	mine water management infrastructure;
•	electrical distribution facilities;
•	fuel and explosive storage; and
•	communication systems.

The proposed layout for the mine is shown in the following diagram.

DITCH
BC1-A
DERIVATION DITCH 1A
BASIN BC1
EMERGENCY SPILLWAY
WASTE ROCK STOCKPILE
ELEV. 415m
DITCH BC2-A
CHEMIN PREISSAC
LEGEND
DITCH BC2-B
EMERGENCY SPILLWAY
WATER TREATMENT
PLANT
DERIVATION DITCH 1B
STOCKPILE/LOADOUT
ESKER SAINT-MATHIEU-BERRY
LIMIT LINE
ELEV 340m
WASTE PILE
HAUL ROAD
(20m)
SERVICE
ROAD
ELEV 335m
PIT ACCESS
RAMP B
WTP ACCESS ROAD
(8m)
ELEV 328m
PIT ACCESS
RAMP A
PIT
FINAL EFFLUENT
MINE/FUEL/TRUCK SHOP
MAIN HAUL
ROAD (20m)
PREISSAC
LA MOTTE
NICKEL ROUTE
200 100 0 200 400 600 800 1000 m
1 : 4000
FENCE AND GATE
BLASTING MATERIALS WATERHOUSE
FOR INFORMATION
BBA

Mineral Reserves and Resources
A summary of the mineral resources and reserves of the Authier Lithium project are set forth in the following tables. Employees of Optimal Mining Solutions and Measured Group, each a third-party firm comprising mining experts in accordance with Subpart 1300 of Regulation S-K, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources and reserves with an effective date of June 30, 2024. No such persons are employees of Sayona, nor are any such third-party firms nor its employees affiliates of Sayona or another entity that has an ownership, royalty, or other interest in the Authier Lithium project. A copy of the technical report summary with respect to the Authier Lithium project, effective as of June 30, 2024, is filed as Exhibit 96.3 to this registration statement of which this proxy statement/prospectus forms a part.
The mineral resource and reserve estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources and reserves at the Authier Lithium project is discussed in Sections 11 and 12, respectively, and key assumptions relating to the price estimates for mineral resources and reserves is discussed in Section 16.
A summary of the mineral resources for the Authier Lithium project, which is exclusive of mineral reserves, as of June 30, 2024 has been tabulated in the following table. These mineral resources are not mineral reserves and do not have demonstrated economic viability. This is the first time estimated mineral resources, exclusive of reserves, have been determined for Sayona’s interest in the Authier Lithium project in accordance with Subpart 1300 of Regulation S-K.

Authier Lithium mineral resource estimate, exclusive of mineral reserves, as at June 30, 2024

Authier(1) – Total Open Pit Constrained Mineral Resource Estimate(2)(4)(5)(6)(7)
Category	Tonnes (Mt)	Grades (%Li2O)	Cut-off Grade %Li2O	Met Recovery %
Measured	0.17	0.80%	0.55%	78%
Indicated	2.39	0.98%	0.55%	78%
Measured and Indicated	2.55	0.96%	0.55%	78%
Inferred(3)	4.76	0.98%	0.55%	78%

(1)	As of June 30, 2024, Sayona Mining Limited owned 75% of Authier Lithium through the Sayona Quebec joint venture. Sayona Mining Limited is therefore reporting 75% of Authier Lithium mineral resources.
(2)
The estimate was calculated using a price of 977 USD/t 6% Li2O concentrate. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3)
The Inferred Mineral Resource in this estimate has a lower level of confidence that applied to an Indicated Mineral Resource and is not converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(4)	Numbers in the table might not add precisely due to rounding.
(5)	Bulk density of 2.71 t/m³ is used.
(6)	Only block centroids had to be inside the pit to be considered.
(7)
The Mineral Resource estimate has been assembled using the regulation S-K §229.1300 of the United States Securities and Exchange Commission (SEC). Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. Inferred Mineral Resources are exclusive of the Measured and Indicated Resources.

A summary of the mineral reserves for the Authier Lithium project as of June 30, 2024 has been tabulated in the following table. This is the first time estimated mineral reserves have been determined for Sayona’s interest in the Authier Lithium project in accordance with Subpart 1300 of Regulation S-K. The mineral reserves have been classified according to the category of the underlying mineral resources and the status of the modifying factors. Probable mineral reserves are based upon indicated and measured mineral resources.
Authier Lithium mineral reserve statement at effective date of June 30, 2024

Authier Lithium Project(1) Ore Reserve Estimate (0.55% Li2O cut-off grade)(2)(3)(4)(5)(6)(7)(8)
Category	Tonnes (Mt)	Grades (%Li2O)	Cut-off Grade %Li2O	Met Recovery %
Proven Ore Reserves	4.7	0.93%	0.55%	73.6%
Probable Ore Reserves	3.8	1.00%	0.55%	73.6%
Total Ore Reserves	8.4	0.96%	0.55%	73.6%

(1)	As of June 30, 2024, Sayona Mining Limited owned 75% of Authier Lithium through the Sayona Quebec joint venture. Sayona Mining Limited is therefore reporting 75% of Authier Lithium mineral reserves.
(2)	Mineral Reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.55% Li2O.
(3)
Mineral Reserves result from a positive pre-tax financial analysis based on an ore selling price of 120 CAD/t and an exchange rate of USD0.75:CAD1.00. The selected optimized pit shell is based on a revenue factor of 0.86 applied to a base case selling price of USD850/t of spodumene concentrate.

(4)	The reference point of the Mineral Reserves is the NAL crusher feed.
(5)
In-situ Mineral Resources are converted to Mineral Reserves based on pit optimization, pit design, mine scheduling and the application of modifying factors, all of which supports a positive LOM cash flow model. According to CIM Definition Standards on Mineral Resources and Reserves, Inferred Resources cannot be converted to Mineral Reserves.

(6)
The Mineral Reserves estimate for the Project have been developed under the supervision of Mr. Tony O’Connell, an employee of Optimal Mining Solutions Pty Ltd in the position of Principal Mining Consultant and Director and a Qualified Person as defined by regulation S-K §229.1300 of the United States Securities and Exchange Commission (SEC).

(7)	The Mineral Reserve estimate is valid as of June 30, 2024.
(8)	Totals may not add up due to rounding for significant figures.

Moblan Lithium project
Overview

Hudson Bay
NEWFOUNDLAND AND LABRADOR
MANITOBA
QUEBEC
Moblan
ONTARIO
Winnipeg
NB
PE
NOVA SCOTIA
MAINE
MINNESOTA
Montreal
Ottawa

The Moblan Lithium project is a joint venture in the Eeyou Istchee James Bay region of northern Québec between Sayona Nord Inc., a wholly owned subsidiary of Sayona that holds a 60% stake in the Moblan Lithium project, and Investissement Québec, which holds a 40% stake in the Moblan Lithium project. Investissement Québec acquired its 40% interest on December 31, 2023 from SOQUEM Inc.
The property is a greenfields deposit with no prior production undertaken at the site and, as a result, is an exploration stage property with no prior operating history. The deposit consists of 20 claims covering 433 hectares or 4.3 km2. The Moblan Lithium project is located 586 km north and 79 km west of Montreal Airport. Given the exploration stage nature of the property, the project has no operating infrastructure built to date.
Geology of the property is dominated by a large northeast-southwest trending gabbro, also referred to “mafic intrusive rocks.” Other rock units include lithium pegmatite dykes, mafic volcanic rocks, intermediate volcanic rocks, felsic volcanic rocks and metasedimentary rocks. At total of 75 discrete lithium pegmatite dykes have been identified by mapping and drilling within the property, these are mainly hosted within the gabbro unit.
Exploration programs have been undertaken periodically at the site, including the drilling and sampling of 366 holes (53,088m) and 13,830 raw Li2O assays. The June 2024 mineral resource and reserve estimates are based on a geological model containing data from 366 surface drill holes and 10 surface trenches.
The book value of the property at December 2024 is AU$127.1M.
Permits and Encumbrances
JBNQA
The Moblan Lithium project is subject to the James Bay and Northern Quebec Agreement (“JBNQA”). The JBNQA governs the environmental and social protection regimes for the James Bay and Nunavik regions.
The JBNQA establishes three categories of lands and defines specific rights for each category. All of the Moblan Lithium project properties lie on Category III lands, which are public lands in the domain of the state. Category III lands are managed by The Eeyou Istchee James Bay Regional Government. As a result of the JBNQA categorization of the Moblan Lithium project properties as Category III Lands, the Cree Nation has exclusive trapping rights on these lands and certain non-exclusive hunting and fishing rights.

The Cree Nation also benefits from an environmental and social protection regime that includes, among other things, the obligation for proponents to carry out an Environmental and Social Impact Assessment for mining projects and the obligation to consult with First Nations communities. In addition, Sayona must inform and consult with the First Nation communities and trap line permit holders concerning any planned exploration work to minimize interference with traditional trapping, hunting and fishing activities. The Environmental and Social Impact Assessment is currently under preparation. The environmental baseline studies, including site inventories and characterization works for the physical, biological, and human environments, are also in progress. Once the ESIA is submitted to Quebec authorities, the Cree Nation Government will be involved in the approval process. The project is exempted from the Canadian federal environmental impact assessment procedure due to its size, although Canadian federal authorizations are required for the expected impacts on wetlands and watercourses.
As a result of the foregoing, the Moblan Lithium project has focused in 2024 on continuing exploration work and understanding better the limits of the orebody and as such suspended advancing environmental site work until boundaries are better understood, activities are expected to resume in 2025.
Lithium Royalty Company
Lithium Royalty Corporation previously held a right to acquire the Moblan interest. Lithium Royalty Corporation (“LRC”) assigned such right to the Moblan Lithium project and, in exchange, Sayona agreed to encumber the Moblan Lithium project as follows:
•	Sayona granted LRC a Gross Overriding Revenue (“GOR”) royalty on the Moblan interest calculated as follows:
○	2.5% for the first 1 Mt of ore per annum produced from the Moblan Lithium project;
○	1.5% for any tonne of ore per annum produced from the Moblan Lithium project in excess of the first 1 Mt.
•
an offtake right to LRC with respect to the Moblan Lithium project for 10% of Sayona’s ownership participation in the Moblan Lithium project of the annual production over the life of mine, priced at a 5% discount to the prevailing market terms.

On December 31, 2023, SOQUEM transferred all Moblan Property claims to Investissement Québec. Investissement Québec is now a 40% partner in the Moblan Property according to the document entitled “Moblan joint venture agreement deed of assignment”, dated December 31, 2023 (SOQUEM Inc., 2023).
On October 15, 2021, 9450-5567 Quebec Inc., a wholly owned subsidiary of Sayona, entered into an offtake agreement with Lithium Royalty Corp. in respect of the Moblan Lithium project. The agreement commits 9450-5567 Quebec Inc. to sell to Lithium Royalty Corp. an amount of spodumene concentrate or lithium concentrate that is equal to 10% of 9450-5567 Quebec Inc.’s 60% interest in such concentrate produced from the Moblan Lithium project (relating to its 60% participating interest in the Moblan Lithium project). The term of the agreement relates to the life of mine of the Moblan Lithium project, and pricing is determined by a market-based mechanism.
Operations, Accessibility and Infrastructure
The project is still at the greenfield stage and has no operating infrastructure or facilities built to date. The Project has access to low-cost, environmentally friendly hydroelectric power. Other infrastructure near the project includes:
•	Railway station at Chibougamau; and
•	161 kV electrical line from the existing Hydro-Quebec distribution network (No. 1625).
Some of the main infrastructure items that will need to be put in place prior to any production are as follows:
•
A switching station will need to be installed at the tap connection, and a new 161kV line will need to be built over a distance of approximately 42 km. A distribution substation will need to be installed on the Moblan site with two 161/25 kV, 20/27 MVA transformers. The project’s total power demand will be approximately 26.35 MW. A third-party partner will need to provide the main power line and construct and maintain the Moblan power line.
•
All access roads and buildings for the mining operation must be built, including explosives storage, assay laboratory, mine fuel depot and fuel distribution facilities, a processing plant, multi-service office buildings for personnel and operations, pump stations, water collection basins and a water treatment plant to manage the site runoff and process effluent.

•	Permanent and temporary accommodation complex to house a site population of 500 people during construction and 300 people during operation.
Mineral Reserves and Resources
A summary of the mineral resources and reserves of the Moblan Lithium project are set forth in the following tables. Employees of Optimal Mining, Measured Group, Wave International and Xenco Services, each a third-party firm comprising mining experts in accordance with Subpart 1300 of Regulation S-K, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources and reserves with an effective date of June 30, 2023. No such persons are employees of Sayona, nor are any such third-party firms nor its employees who prepared the technical report summary affiliates of Sayona or another entity that has an ownership, royalty, or other interest in the Moblan Lithium project. A copy of the technical report summary with respect to Moblan Lithium project, effective as of June 30, 2024, is filed as Exhibit 96.2 to this registration statement of which this proxy statement/prospectus forms a part.
The mineral resource and reserve estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources and reserves at the Moblan Lithium project is discussed in Sections 11 and 12, respectively, and key assumptions relating to the price estimates for mineral resources and reserves is discussed in Section 16,
A summary of the mineral resources of the Moblan Lithium project, which is exclusive of mineral reserves, as of June 30, 2024 has been tabulated in the table below. These mineral resources are not mineral reserves and do not have demonstrated economic viability. This is the first time estimated mineral resources, exclusive of reserves, have been determined for the Moblan Lithium project in accordance with Subpart 1300 of Regulation S-K.
Moblan mineral resource estimate, exclusive of mineral reserves, as at June 30, 2024

Moblan – Total Open Pit and Underground Constrained Mineral Resource Statement
Category	Amount in Tonnes (Mt)	Grade (%Li2O)	Cut-Off Grade %Li2O	Metallurgical Recovery %
Measured mineral resources	0.0	—	0.25%	75.0%
Indicated mineral resources	9.2	0.84%	0.25%	75.0%
Measured and Indicated mineral resources	9.2	0.84%	0.25%	75.0%
Inferred mineral resources	12.6	1.02%	0.25%	75.0%

•
Seventy-five (75) lithium pegmatite dykes were modelled in Leapfrog™ 2022.1.1 using implicit modelling techniques. Dyke wireframes, used as geological resource solids, were modelled with a minimum thickness of 0.30m.

•	No assays were capped. Composites 1.0m long were generated using the grade of the adjacent material when assayed or a value of zero when not assayed.
•
The mineral resources were estimated using Leapfrog™ 2022.1.1 using hard boundaries on composited assays. The ordinary kriging method was used to interpolate a sub-blocked model (parent block size = 5m x 5m x 5 m).

•
The measured category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 15m. The indicated category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 30m. The inferred category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 50m.
•
Pegmatite densities (grams per cubic centimetre) were estimated using a regression function for specific gravity (“SG”) based on lithium grades: SG = 0.0623644* Li2O % +2.61928. Other host rocks were given fixed density values of 3.04 g/cm3 for gabbro, 3.00 g/cm3 for volcanics, 2.70 g/cm3 for metasediments, and 2.70 g/cm3 for rhyolite.

•
The RPEEE requirement is satisfied by using reasonable cut-off grades for an open pit extraction scenario and constraining pit shells (Whittle optimization). The estimate is reported at a cut-off grade of 0.25% Li2O. The estimate was calculated using a price of 1,273 USD/t 6% Li2O concentrate, a USD/CAD exchange rate of 1.32, recovery of 75%, mining cost of 5.50 $/t mined, transport cost of 157.90 $/t concentrate, G&A cost of 12.35 $/t, tailings management cost of 0.80 $/t processed, and processing cost of 35.00 $/t. The cut-off grade takes into account a royalty of 2%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

•	The number of tonnes has been rounded to the nearest thousand. Any discrepancy in the totals is due to rounding effects.
A summary of the mineral reserves of the Moblan Lithium project as of June 30, 2024 has been tabulated in the table below. This is the first time estimated mineral reserves have been determined for the Moblan Lithium project in accordance with Subpart 1300 of Regulation S-K. The mineral reserves have been classified according to the category of the underlying mineral resources and the status of the modifying factors. Probable mineral reserves are based upon indicated and measured mineral resources. The confidence level in the modifying factors (mid-term planning, planned dilution and dilution %Fe2O3 grade) is not considered sufficient to classify any of the measured mineral resources as proven mineral reserves.
Moblan mineral reserves estimate, as at June 30, 2024

Category	Tonnage (mt)	Grade (%Li2O)
Proven	0.0	0.00
Probable	20.7	1.36
Total	20.7	1.36

•	Mineral reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.
•
Mineral reserves result from a positive pre-tax financial analysis based on a 6.0% Li2O spodumene concentrate, a selling price varying from 1,700 US$/t to 1,050 US$/t with a LOM average of 1,170 US$/t, and a CAD/USD exchange rate of 0.75.

•	The selected pit shell is based on a revenue factor of 0.50 which achieves a sale price of US$925 per tonne of 6.0% spodumene concentrate.
•	The reference point of the mineral reserves estimate is the Moblan crusher feed.
•
In-situ mineral resources are converted to mineral reserves based on a pit optimization assessment, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model. All inferred and Unclassified mineral resources have been converted to waste.

•	The overall ROM strip ratio (total waste to ore) is 2.3:1.
•
To ensure a final product that will be marketable, all ore blocks containing more than 2.80% Fe2O3 have been converted to waste and thereby excluded from the mineral reserves estimate. The average Fe2O3 grade for the LOM is 1.03%.

•	There are no proven mineral reserves.
•	Totals may not sum due to rounding

NAL project
Overview

The NAL project is a joint venture in the La Corne Township of southern Québec between Sayona Québec Inc, a wholly owned subsidiary of Sayona that holds a 75% stake in the NAL project, and Piedmont, which holds a 25% stake in the NAL project. Previously, Canada Lithium Corp. owned and operated the property and the property was operated from late 2012 until September 2014, when it faced commissioning issues and mounting commercial and financial difficulties. The plant was placed on care and maintenance in November 2014 and remained so until July 2016, when it was acquired by NAL. NAL operated from 2017 to 2019 but was put on care and maintenance in March 2019 due to poor market conditions. Thereafter Sayona and Piedmont formed the NAL project joint venture and acquired the NAL mine and concentrator in La Corne, Québec, in August 2021. The NAL concentrator facility was re-started in March 2023, with first spodumene concentrate sold in August 2023.
The property is in the production phase and is operated as a traditional open pit mine, with waste and ore drilled and blasted prior to excavation by shovels or excavators. The property consists of a contiguous group of 42 mineral titles (41 claims, 1 mining lease), covering 1,493 hectares. The mining lease was granted to Quebec Lithium Corp. on 29 May 2012. The mining lease has an initial term of 20 years, expiring on May 28th, 2032. The site is approximately 550 km north of Montréal and is serviced by road, rail, and air. In addition to the open pit hard rock mine, the property contains mineral processing and lithium carbonate production facilities plus on-site mining infrastructure such as offices, workshops, warehouses, security facilities, etc.

The NAL processing facilities will also be used to process ore from the nearby Authier deposit, which is in the exploratory phase with no prior production undertaken and has the same ownership structure as NAL (i.e., 75% owned by Sayona). For more information on the Authier Lithium project, please see the section of this proxy statement/prospectus entitled “—Authier Lithium project.”

The properties owned by NAL contain more than 49 spodumene-bearing pegmatite dykes, which are mainly hosted within granodiorite and mafic volcanic rocks. The mineralized system extends more than 2 km in the NW-SE direction with a width of 800m and remains largely open at depth. Individual spodumene-bearing pegmatite dykes are relatively continuous where exposed over long distances and across several benches in NAL pit. Spodumene-bearing pegmatite dykes vary in width from tens of centimeters, up to 90m and are interpreted to extend for several hundred metres in length. Most of the dykes greater than 3m in width are spodumene-bearing.
The book value of the property at December 2024 is AU$446.3M.

Permits and Encumbrances
The NAL project is operational and all steps for obtaining the necessary permits from federal and provincial regulatory authorities have been completed to accommodate operations. Existing permits that have been obtained include permits for:
•	Open pit mine;
•	Spodumene concentrate mill;
•	Lithium carbonate refinery;
•	Tailings management area no. 1;
•	Process water pond;
•	Industrial wastewater treatment plant;
•	Waste rock dump no. 2;
•	Waste rock dump no. 3;
•	Overburden dump no. 1;
•	Overburden dump no. 2;
Submissions for additional authorizations have also been sent to the relevant agencies for new infrastructure which will be required in the short and medium term.
Strong planning of long-term development authorization is in progress to ensure continuous operation while site expansion, including the following permits:
•	Waste rock dump no. 3, including modification to water management and access road; and
•	Extension of waste rock dump no. 2.
These permits are expected to be obtained in 2024. Storage on authorized waste dumps will be carried out until obtainment of new waste dump permit.
The permitting process is ongoing or is about to begin for additional components or modification of existing authorization, including:
•	Tailings management area no. 1 (increase storage capacity, expected in 2025);
•	Pit extension approval within mining lease (expected in 2025);
•	Tailings management area no. 2 (not required before the end of 2027 and final approval is expected in 2027); and
•	low-grade pile, new water basin (final approval expected in 2027).
Operations, Accessibility and Infrastructure
The NAL property is located 60 km to the north of the city of Val-d’Or and 35 km to the southeast of the city of Amos, making it readily accessible by the national highway and a high-quality rural road network. The NAL property is located in a modern mining precinct with several large contracting firms, mining services companies and consultancies operating out of offices at Val D’or, Amos or other surrounding townships. All mining haul roads, dig faces and dump faces are well maintained with industry-standard equipment such as dozers, graders, water carts and grit trucks.
Current site infrastructure includes:
•	Open pit;
•	Processing plant and ore pad;
•	Waste rock and overburden storage areas;
•	Conventional tailings pond;

•	Administration facility, including offices and personnel changing area (dry);
•	Workshop, tire change, warehouse, and storage areas;
•	Fuel, lube, and oil storage facility;
•
Reticulated services, including power, lighting and communications, raw water and clean water for fire protection, process water and potable water, potable water treatment plant, sewage collection, treatment, and disposal;

•	Crushed ore dome;
•	Access roads; and
•	Water management infrastructures.
Proposed new site infrastructure includes:
•	Expansion of the open pit;
•	Additional tailings management facilities (including dry-stacked tailings area and tailings filter plant);
•	Additional waste stockpile area; and
•	Relocation of the fuel, lube, and oil storage facility.
Recent modifications to the plant include:
•	Modifications to the dump pocket and installation of an apron feeder ahead of the primary crusher;
•	addition of an optical sorter in parallel to the existing secondary sorter;
•	The installation of two additional stack sizer screens;
•	The addition of a low-intensity magnetic separator (LIMS) prior to wet high-intensity magnetic separation (WHIMS);
•	The addition of a second WHIMS in series with the existing unit prior to flotation;
•	Upgrading the existing high-density/intensity conditioning tank;
•	Installing a higher capacity spodumene concentrate filter; and
•	The addition of a crushed ore storage dome to increase ore retention capacity, which will feed the rod mill feed conveyor during periods of crushing circuit maintenance.
Mineral Reserves and Resources
A summary of the mineral resources and reserves of the NAL project are set forth in the following tables. Employees of Optimal Mining, Measured Group, Wave International and Xenco Services, each a third-party firm comprising mining experts in accordance with Subpart 1300 of Regulation S-K, served as qualified persons and contributed to the preparation of the estimates of lithium mineral resources and reserves with an effective date of June 30, 2023. No such persons are employees of Sayona, nor are any such third-party firms nor its employees who prepared the technical report summary affiliates of Sayona or another entity that has an ownership, royalty, or other interest in the NAL project. A copy of the technical report summary with respect to the NAL project, effective as of June 30, 2024, is filed as Exhibit 96.1 to this registration statement of which this proxy statement/prospectus forms a part.
The mineral resource and reserve estimates are subject to a number of uncertainties, including future changes in product prices or the market trends underlying price estimates, production costs and/or other factors affecting differences in size and grade and recovery rates from those expected and changes in project parameters. Additional information about key assumptions and parameters relating to the lithium mineral resources and reserves at the NAL project is discussed in Sections 11 and 12, respectively, and key assumptions relating to the price estimates for mineral resources and reserves is discussed in Section 16,
A summary of the mineral resources of the NAL project, which is exclusive of mineral reserves, as of June 30, 2024 has been tabulated in the table below. These mineral resources are not mineral reserves and do not have demonstrated economic viability. This is the first time estimated mineral resources, exclusive of reserves, have been determined for Sayona’s interest in the NAL project in accordance with Subpart 1300 of Regulation S-K.
NAL mineral resource estimate, exclusive of mineral reserves, as at June 30, 2024

NAL – Total Open Pit and Underground Constrained Mineral Resource Statement
Category	Tonnes (Mt)	Grade (%Li2O)	Cut-Off Grade %Li2O	Met Recovery %
Measured	0.5	1.00%	0.60%	73.6%
Indicated	4.9	1.15%	0.60%	73.6%
Measured and Indicated	5.4	1.14%	0.60%	73.6%
Inferred	24.8	1.23%	0.60%	73.6%

•
The quantity and grade of reported inferred resources are uncertain in nature and there has been insufficient exploration to define these resources as indicated or measured; however, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

•
Resources are presented undiluted, pit constrained and within stope shapes, and are considered to have reasonable prospects for eventual economic extraction. Although the calculated cut-off grade is 0.15% Li2O for open pit, a cut-off grade of 0.60% Li2O was used for the mineral resource estimate due to processing limitations. The pit optimization was done using Deswik mining software. The constraining pit shell was developed using pit slopes of 46 to 53 degrees. The open-pit cut-off grade and pit optimization were calculated using the following parameters (amongst others): 5.40% Li2O concentrate price = $1,273 USD per tonne; CAD:USD exchange rate = 1.32; Hard Rock and Overburden Mining cost = $5.12/t mined; Mill Recovery of 73.6%; Processing cost = $23.44/t processed; G&A = $6.00/t processed; Transportation cost = $118.39/t conc; Tailing Management Cost = $2.86/t processed, and Water treatment $0.18/t processed. The cut-off grade for underground resources was calculated at 0.62% Li2O but rounded to 0.60% Li2O; it used identical costs and recoveries, except for mining costs being at $100/t. Cut-off grades will be re-evaluated in light of future prevailing market conditions and costs.

•
Prepared using Leapfrog Edge™ and is based on 247 surface drillholes. The Project database was validated before proceeding to the resource estimation. Grade model resource estimation was interpolated from drillhole data using OK and ID2 interpolation methods within blocks measuring 5m x 5m x 5m in size and subblocks of 1.25 m.

•	The model comprises 49 mineralized dykes (which have a minimum thickness of 2 m, with rare exceptions between 1.5m and 2m).
•	High-grade capping was done on the composited assay data. Capping grades was fixed at 2.3% Li2O. A value of zero grade was applied in cases where core was not assayed.
•
Fixed density values were established on a per unit basis, corresponding to the median of the specific gravity data of each unit ranging from 2.70 g/cm3 to 3.11 g/cm3. A fixed density of 2.00 t/m3 was assigned to the overburden.

•
The measured mineral resource is limited to 10m below the current exposed pit. The indicated mineral resource is defined for blocks that are informed by a minimum of two drillholes where drill spacing is less than 80 m. The inferred mineral resource is defined where drill spacing is less than 150 m. Where needed, some materials have been either upgraded or downgraded to avoid isolated blocks and spotted-dog effects.

•	The number of tonnes (metric) and contained Li2O tonnes were rounded to the nearest hundred thousand.
A summary of the mineral reserves of the NAL project as of June 30, 2024 has been tabulated in the table below. This is the first time estimated mineral reserves have been determined for Sayona’s interest in the NAL project in accordance with Subpart 1300 of Regulation S-K. The mineral reserves have been classified according to the category of the underlying mineral resources and the status of the modifying factors. Probable mineral reserves are based upon indicated and measured mineral resources.
NAL mineral reserve statement at effective date of June 30, 2024

North American Lithium Project Mineral Reserve Estimate
Category	Tonnes (Mt)	Grades (%Li2O)	Cut-off Grade %Li2O	Met Recovery %
Proven Mineral Reserves	0.2	1.04%	0.60%	73.6%
Probable Mineral Reserves	14.7	1.08%	0.60%	73.6%
Total Mineral Reserves	14.9	1.08%	0.60%	73.6%

•	Mineral reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.
•
Mineral reserves result from a positive pre-tax financial analysis based on a variable 5.4% to 5.82% Li2O spodumene concentrate average selling price of US$1,352/t and an exchange rate of 0.75 US$:1.00 C$. The selected optimized pit shell is based on a revenue factor of 0.6 applied to a base case selling price of US$1,352/tonne of concentrate.

•	Topographic surface as of June 30, 2024, was used to adjust from December 31, 2023.
•	The reference point of the mineral reserves estimate is the NAL crusher feed.
•
In-situ mineral resources are converted to mineral reserves based on pit optimization, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model. According to SEC definitions on mineral resources and reserves, inferred resources cannot be converted to mineral reserves.

•	The waste and overburden to ore ratio (strip ratio) is 8.3.
•	Mineral reserves are valid as of June 30, 2024.
•	Totals may not add up due to the rounding of significant figures.

PIEDMONT MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For a discussion of Piedmont’s financial condition and results of operations, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” of Piedmont’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which are incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” beginning on page 276 for the location of information incorporated by reference into this proxy statement/prospectus.

SAYONA MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read together with Sayona’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Sayona’s plans and strategy for its business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and other sections of this proxy statement/prospectus, including “Cautionary Statement Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.
Overview
Sayona is a lithium-focused mining company with projects in Québec and a large tenement portfolio in Western Australia and, with various stakeholders, Sayona has established a diversified portfolio of mineral interests on properties around the world. Sayona’s principal activities are lithium mining and processing in North America and the ongoing identification, evaluation and development of Sayona’s portfolio of mineral exploration assets in Australia and Canada. Sayona believes that its operations currently do supply, and are expected to continue to supply, the lithium for which increasing global demand is expected, particularly as a result of the broader decarbonization initiatives that are ongoing across the world.
Sayona’s portfolio of projects spans from exploration and development to production. In Québec, Sayona has assembled a northern lithium hub centered on the Moblan Lithium project and a southern lithium hub centered on the North American Lithium operation, including the nearby Authier Lithium project. In Western Australia, Sayona holds the lithium rights to the Deep Well, Tabba Tabba, Red Rock, Mt Dove, Friendly Creek, Station Peak and Mount Satirist tenements. For more on Sayona’s mineral properties, including its mineral resources and mineral reserves, please see the section of this proxy statement/prospectus entitled “Business of Sayona” beginning on page 226.
Due to the geographically disparate nature of Sayona’s operations, Sayona’s management team examines Sayona’s financial performance and activity from a geographical perspective and, accordingly, its reportable segments are segregated between Australian operations, Canadian operations, and Corporate activities not directly related to operations.
Recent Developments
Moblan Lithium project
On January 31, 2025, Sayona announced the results from 57 new drillholes totalling 13,999 metres at its Moblan Lithium project, highlighting the expansion potential of the project located in Québec’s highly prospective Eeyou-Istchee James Bay region.
North American Lithium
On January 31, 2025, Sayona announced the results from 105 new drillholes totalling 33,791 metres at North American Lithium, highlighting the expansion potential of the project located in Québec’s Abititbi-Temiscamingue region.
Appointment of Managing Director and CEO
On July 3, 2024, Sayona announced that Mr. Lucas Dow was appointed to the role of Managing Director and Chief Executive Officer of Sayona effective as of the same date and thereby replaced Mr. James Brown as the interim CEO. Mr. Brown previously held the role of Executive Director and Interim Chief Executive Officer of Sayona from August 2023 until July 2024.
Merger agreement with Piedmont
On November 18, 2024, Piedmont, Sayona and Merger Sub entered into the merger agreement that provides for the merger of Piedmont with Sayona. On the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Piedmont, with Piedmont surviving the merger as a wholly owned subsidiary of Sayona, and, as a result of the merger, the separate existence of Merger Sub shall cease. The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.
Sayona equity raise
In November 2024, Sayona completed a placement of 1,250,000,000 of Sayona ordinary shares at an issue price of AU$0.032 per share, generating aggregate proceeds of AU$40 million before costs. Sayona intends to apply the proceeds of such placement to fund its standalone expenditure prior to closing of the merger with Piedmont, including preliminary studies to review the development capex under the definitive feasibility study for the Moblan Lithium project in Québec, Canada, capital projects to optimize production in terms of both operating and capital expenditure for the North American Lithium project in Québec, Canada, and general corporate purposes.
Closing equity raise
In November 2024, Sayona executed a placement agreement and a subscription agreement for the placement of up to 2,156,250,000 of Sayona ordinary shares at an issue price of AU$0.032 per share, to be completed subject to completion of the merger with Piedmont and other conditions. The placement, if completed, is expected to generate aggregate proceeds of up to AU$69 million before costs.
Prepayment financing
On August 22, 2024 (effective as of June 21, 2024), Sayona and North American Lithium Inc., on the one hand, and an international trading company, on the other hand, entered into a contract note to provide lithium spodumene concentrate from NAL in Québec. Pursuant to such contract note, Sayona may borrow from the trading company up to $30 million based on the value of committed volumes of spodumene concentrate (the “prepayment facility”). Borrowings are credited against the outstanding balance at the time vessels complete loading, which provides additional borrowing availability. Interest is payable quarterly at the rate of Secured Overnight Financing Rate (“SOFR”) plus 2.4%. As of February 19, 2025, Sayona has borrowed $29.7 million under the prepayment facility.
Outlook
Lithium
Sayona’s operational performance, financial outcome and growth strategy are directly aligned with, and dependent on, the expansion of the global lithium market. The lithium market is experiencing continued growth, driven primarily by the accelerating production and adoption of electric vehicles as a result of increasing consumer demand, for which lithium is a critical component. Major automakers are making significant investments in lithium-ion battery technology, underscoring their commitment to electrifying their vehicle fleets. As a result, interest from automakers in the lithium sector continues to grow, with original equipment manufacturers globally investing in lithium projects and assets to secure long-term supply chains. Additionally, government stimulus measures and policies worldwide, including those focused on achieving net-zero carbon emissions, are further supporting this growth through various initiatives, such as transport electrification. Beyond electric vehicles, lithium has diverse applications, including use in agrochemicals, pharmaceuticals, ceramics, glass, and lubricant greases, solidifying its position as a versatile and essential resource.
While the global demand for lithium and the resulting price of lithium are both subject to various factors that Sayona cannot reliably predict (including forward-selling activities and other macro-economic factors), Sayona expects such anticipated increase in demand to result in higher prices for lithium spodumene concentrate in the next 3-5 years. Sayona is strategically positioned to address such anticipated increases in lithium pricing by leveraging its resource base, existing operations and commitment to sustainable development to meet the needs of a rapidly growing market.
Indigenous and First Nations
Sayona’s relations with local communities and First Nations people in the areas where its assets are located are important to its operations, and any failure to maintain good relationships with such communities could adversely impact Sayona’s ability to operate its assets in such areas, particularly in Canada. Sayona at its Tansim

Lithium project continues to engage with the Long Point First Nation, who have verbally expressed concerns about the potential environmental impacts of Sayona’s future operations on its traditional lands. The Long Point First Nation has previously asserted that Sayona does not have the right to access traditional lands for exploration, despite Sayona’s offers for financial and employment support. While Sayona has actively worked to improve relationships with First Nations people, including the Long Point First Nation, further deterioration of the relationship with the Long Point First Nation could adversely affect Sayona’s ability to extract lithium spodumene concentrate from the Tansim Lithium project, which could adversely affect Sayona’s operational performance, financial outcome and growth strategy.
Liquidity and Capital Resources
The primary source of Sayona’s liquidity has been equity financing from issuances of Sayona ordinary shares, revenue from Sayona’s operations and proceeds from associated entities. These funds were generally used to fund expenses for our operations and capital expenditures, including operational expenditure and capital expenditure at North American Lithium, exploration expenditure in Canada and Australia and corporate costs in Canada and Australia.
Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents as of June 30, 2024 was AU$90.6 million, AU$29.3 million of which was restricted by legal or contractual arrangements, including those amounts restricted to expenditure on eligible Canadian exploration expenses that qualify as flow through critical mineral mining expenditures as defined in the Income Tax Act (Canada).
Recent Equity Financings
Sayona equity raise
In November 2024, Sayona completed a placement of 1,250,000,000 of Sayona ordinary shares at an issue price of AU$0.032 per share, generating aggregate proceeds of AU$40 million before costs. Sayona intends to apply the proceeds of such placement to fund Sayona’s standalone expenditure prior to closing of the merger with Piedmont, including preliminary studies to review the development capex under the definitive feasibility study for the Moblan Lithium project in Québec, Canada, capital projects to optimize production in terms of both operating and capital expenditure for the North American Lithium project in Québec, Canada, and general corporate purposes.
Closing equity raise
In November 2024, Sayona executed a placement agreement and a subscription agreement for the placement of up to 2,156,250,000 of Sayona ordinary shares at an issue price of AU$0.032 per share, to be completed subject to completion of the merger with Piedmont, and other conditions. The placement, if completed, is expected to generate aggregate proceeds of up to AU$69 million before costs.
Proceeds from associated entities
Proceeds from associated entities are reimbursements received from related entities or counterparties in joint arrangements for the associated entities’ share of expenditure commitments in connection with the shared business venture or asset. For the fiscal years ended June 30, 2024 and 2023, respectively, Sayona received approximately AU$26.9 million and AU$77.8 million of proceeds from associated entities.

Cash Flow Activity
Net cash flows used in operating and investing activities, and net cash flows from financing activities, as reflected in the accompanying consolidated statement of cash flows for the fiscal years ended June 30, 2024 and 2023, are summarized in the following table:

	2024 AU$’000	2023 AU$’000	Change AU$’000
Net cash flows from (used in) operating activities	(64,636)	(66,480)	1,844
Net cash flows from (used in) investing activities	(114,039)	(207,730)	93,691
Net cash flows from (used in) financing activities	60,338	299,051	(238,713)
Net increase (decrease) in cash and cash equivalents	(118,337)	24,841	(143,178)
Cash and cash equivalents at the beginning of the financial year	211,119	184,559	26,560
Foreign exchange rate differences on cash and cash equivalents	(2,158)	1,719	(3,877)
Cash and cash equivalents at the end of the financial year	90,624	211,119	(120,495)

Operating Activities
Net cash used in operating activities for the fiscal year ended June 30, 2024 was AU$64.6 million as compared to AU$66.5 million during the fiscal year ended June 30, 2023, which is a decrease of approximately AU$1.9 million or 3% compared to the previous fiscal year. The main driver of this decrease was the increase in interest received from Sayona’s deposit accounts, which was a result of higher interest rates and a higher average balance of cash and cash equivalents over the fiscal year. This decrease in net cash used in operating activities was partially offset by an increase in cash used in operations resulting from the first full year of operations at NAL.
Investing Activities
Net cash used in investing activities for the fiscal year ended June 30, 2024 was AU$114.0 million as compared to AU$207.7 million during the fiscal year ended June 30, 2023, which is a decrease of approximately AU$93.7 million or 45% compared to the previous fiscal year. The main driver of this decrease was the decrease in exploration expenditure due to lower exploration activities at NAL and Moblan Lithium, as well as lower purchases of property, plant and equipment from the completion of the NAL restart and optimization capital projects in April 2024 and February 2024, respectively. The decrease in net cash used in investing activities was also due to the sale of equity investments in Troilus Gold Corporation, which were originally acquired in the previous fiscal year.
Financing Activities
Net cash flows from financing activities for the fiscal year ended June 30, 2024 was AU$60.3 million as compared to AU$299.1 million during the fiscal year ended June 30, 2023, which is a decrease of approximately AU$238.8 million or 80% compared to the previous fiscal year. The main driver of this decrease was the decrease in proceeds received from the issue of shares and exercise of options. During the twelve months ended June 30, 2023, Sayona completed a placement in March 2023 of 174,459,177 of Sayona ordinary shares at an issue price of AU$0.315 per share, generating aggregate proceeds of AU$54.9 million before costs and a placement in June 2023 of 940,384,891 of Sayona ordinary shares at an issue price of AU$0.18 per share, generating aggregate proceeds of AU$169 million before costs. During the twelve months ended June 30, 2024, Sayona completed a placement of 170,726,221 of Sayona ordinary shares at an issue price of AU$0.18 per share, generating aggregate proceeds of AU$31 million before costs. This decrease in net cash flows from financing activities was partially offset by lower proceeds from associated entities and lower transaction costs associated with share issuances.
For more on Sayona’s recent equity offerings conducted after the fiscal year ended June 30, 2024, see the section entitled “ — Recent Equity Financings.”
Future Capital Requirements
Sayona’s planned cash expenditures for the next twelve months primarily relate to supporting the working capital needs of NAL, the exploration and permitting activities of Sayona’s operations at Moblan Lithium, the exploration activities associated with the Western Australia lithium projects, transaction costs relating to the proposed merger with Piedmont and corporate costs in Australia and Canada. Specifically, for the fiscal year ending June 30, 2025, Sayona plans to invest approximately AU$20 million in capital expenditure relating to ongoing operations at NAL, and Sayona also plans to invest approximately AU$30 million in exploration expenditure at Sayona’s projects in Québec, Canada. Sayona’s general focus for the fiscal year ended June 30, 2025 is to reduce its cost base and strengthen its liquidity position by focusing Sayona’s capital expenditures only on certain capital projects, particularly at NAL. Additionally, Sayona has access to a prepayment facility as discussed above, which we anticipate will provide Sayona with additional liquidity as required over the short term.
Subject to certain assumptions, Sayona expects its current cash balances are sufficient to fund Sayona’s cash requirements, to the extent budgeted, planned and approved at the date of this document, for at least the next twelve months. Sayona plans to meet its liquidity requirements through available cash and cash equivalents, and cash flow from operations, as well as possible equity placements, including the closing equity raise, and drawing on its prepayment financing (to the extent of capacity thereunder), if necessary. Sayona continually explores alternative sources of funding that may be advantageous to Sayona’s capital structure including, but not limited to, new production offtake arrangements (or changes to existing production offtake arrangements), debt facilities, equity placements, joint arrangements with external partners, farm-out of interests in exploration tenements or the sale of mineral exploration assets where value has been created through exploration activity.
Results of Operations
The following is a discussion of Sayona’s results of operations for the fiscal years ended June 30, 2024 and 2023.
Revenue
Revenue was AU$200.9 million in the fiscal year ended June 30, 2024. Sayona had no revenue in the fiscal year ended June 30, 2023. Sayona was able to generate revenue during the 2024 fiscal year as a result of the sale of spodumene concentrate, with the first sales of spodumene concentrate occurring during such fiscal year. Sayona operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and financial assets in Canadian dollars and United States dollars. No derivative financial instruments are employed to mitigate the exposed risks and, as such, Sayona’s revenue is subject to significant fluctuations as a result of changes in the foreign exchange rate between the Canadian, United States and Australian dollars.
Expenses
Sayona’s total expenses for the fiscal year ended June 30, 2024 was AU$326.1 million, as opposed to AU$25.8 million for the fiscal year ended June 30, 2023, an increase of AU$300.3 million. The below table summarizes Sayona’s material line items for the expenses in the fiscal year ended June 30, 2024 as compared to June 30, 2023:

	2024 AU$’000	2023 AU$’000
Acquisition and transaction costs	441	—
Administration and corporate overheads	6,798	8,040
Changes in inventories of finished goods and work in progress	(32,623)	(41,408)
Depreciation and amortisation expense	33,777	6,162
Employee benefits expense	46,501	18,928
External services	176,140	21,970
Impairment and write down of financial assets	8,134	—
Impairment and write down of non-financial assets	17,066	—
Loss on disposal of financial assets	1,264	—
Net movement in inventories relating to net realisable value adjustments	10,437	—
Raw materials and consumables used	44,769	5,060
All other operating expenses	13,368	7,042
Total Expenses	326,072	25,794

Summarized below is a discussion of the material line items that contributed to Sayona’s total expenses.
Administration and corporate overheads
Administration and corporate overheads reflects administrative, corporate and governance costs excluding costs for employee benefits. Administration and corporate overheads for the year ended June 30, 2024 was AU$6.8 million, as opposed to AU$8.0 million for the fiscal year ended June 30, 2023, which is a decrease of AU$1.2 million compared to the previous fiscal year. The main driver of this decrease was the reduction in travel and accommodation expenses, in addition to a reduction of marketing and investor relations costs.
Changes in inventories of finished goods and work in progress
Changes in inventories of finished goods and work in progress reflect the net increase or decrease in the value of inventories for a particular period. Inventory values are capitalized from expenses, which comprise the cost of purchasing raw materials and the cost of production, including attributable overheads. Inventories are valued at the lower of cost and net realizable value. For each of the fiscal years ending June 30, 2024 and June 30, 2023, Sayona had a net increase in inventories of finished goods and work in progress of AU$32.6 million and AU$41.4 million, respectively, which offset Sayona’s expenses for the respective periods. The main driver of this net increase for the 2024 fiscal year was an increase in the quantity and value of work in progress inventory. This increase in inventory value was partly offset by the first sales of spodumene concentrate occurring during the 2024 fiscal year.
Depreciation and amortisation expense
Depreciation and amortisation expense reflects depreciation and amortisation costs of tangible and intangible assets once installed and ready for use. Depreciation and amortisation expense for the year ended June 30, 2024 was AU$33.8 million, as opposed to AU$6.2 million for the fiscal year ended June 30, 2023, an increase of AU$27.6 million compared to the previous fiscal year. The main driver of this increase in the 2024 fiscal year was the first full year of operations at NAL.
Employee benefits expense
Employee benefits expense reflects the cost of employees’ services which includes salaries, wages, non-monetary benefits and statutory entitlements. Employee benefits expense for the year ended June 30, 2024 was AU$46.5 million, as opposed to AU$18.9 million for the fiscal year ended June 30, 2023, an increase of AU$27.6 million compared to the previous fiscal year. The main driver of this increase in the 2024 fiscal year was the first full year of operations at NAL.
External services
External services reflect the cost of contractors and consultants who provide external services to Sayona. External services for the year ended June 30, 2024 was AU$176.1 million, as opposed to AU$22.0 million for the fiscal year ended June 30, 2023, an increase of AU$154.1 million compared to the previous fiscal year. The main driver of this increase in the 2024 fiscal year was the first full year of operations at NAL, resulting in increased costs for mining operations, mineral processing and logistics.
Impairment and write down of financial assets and non-financial assets
Impairment and write down of financial assets and non-financial assets reflects the non-cash impairment or write down of assets which have previously been capitalized to the consolidated statement of financial position. Impairment and write down of financial assets and non-financial assets for the year ended June 30, 2024 was AU$25.2 million, as opposed to nil for the fiscal year ended June 30, 2023, an increase of AU$25.2 million compared to the previous fiscal year. The main driver of this increase was the impairment and write down of exploration and evaluation assets for which the rights to exploration were disposed of during the year, or the previously capitalized expenditure is unlikely to be recovered by sale or future exploitation. The increase in impairment and write down of financial assets and non-financial assets was also driven by the write down of discontinued projects which were determined to have no future economic benefits.

Net movement in inventories relating to net realizable value adjustments
Net movement in inventories relating to net realizable value adjustments reflects the write down of inventory to net realizable value, given inventories are valued at the lower of cost and net realizable value. Net movement in inventories relating to net realizable value adjustments for the year ended June 30, 2024 was AU$10.4 million, as opposed to nil for the fiscal year ended June 30, 2023, an increase of AU$10.4 million compared to the previous fiscal year. The main driver of this increase was the decline in estimated proceeds of sale resulting from the decline in market prices for lithium.
Raw materials and consumables used
Raw materials and consumables used reflects the cost of raw materials and consumable supplies utilized in the production process for spodumene concentrate. Raw materials and consumables used for the year ended June 30, 2024 was AU$44.8 million, as opposed to AU$5.1 million for the fiscal year ended June 30, 2023, an increase of AU$39.7 million compared to the previous fiscal year. The main driver of this increase in the 2024 fiscal year was the first full year of production of spodumene concentrate at NAL.
All other operating expenses
All other operating expenses reflect ancillary production related expenditure and other support costs, such as equipment hire and property costs. All other operating expenses for the year ended June 30, 2024 was AU$13.4 million, as opposed to AU$7.0 million for the fiscal year ended June 30, 2023, an increase of AU$6.4 million compared to the previous fiscal year. The main driver of this increase in the 2024 fiscal year was the first full year of operations at NAL.
Loss from operations
Sayona’s loss from operations was AU$119.1 million for the fiscal year ended June 30, 2024 as compared to AU$21.5 million for the fiscal year ended June 30, 2023. The increase in the loss from operations was a result of the first full year of operations and operating costs at North American Lithium, partially offset by the increase in revenue from the sale of spodumene concentrate, which began in the 2024 fiscal year.
Net financial income
Sayona’s net financial income was AU$3.6 million for the fiscal year ended June 30, 2024 as compared to AU$14.8 million for the fiscal year ended June 30, 2023. The decrease in the net financial income was a result of a net foreign exchange loss of AU$0.5 million in the 2024 fiscal year compared to a net foreign exchange gain of AU$13.5 million in the 2023 fiscal year. The decrease in net financial income for the 2024 fiscal year was partially offset by an increase in interest income on cash and cash equivalents.
Income tax expense
Sayona’s income tax expense was AU$3.6 million for the fiscal year ended June 30, 2024 as compared to AU$3.6 million for the fiscal year ended June 30, 2023.
Loss after income tax
Sayona’s loss after income tax was AU$119.0 million for the fiscal year ended June 30, 2024 as compared to AU$10.3 million for the fiscal year ended June 30, 2023. The increase in the loss after income tax was a result of the first full year of operating costs at NAL, partially offset by the increase in revenue from the sale of spodumene concentrate and a decrease in net financial income received during the 2024 fiscal year.
Revenue by Business Segment
The following is a discussion of Sayona’s revenue by segment for each of the fiscal years ended June 30, 2024 and June 30, 2023.
Australian Operations
Sayona’s Australian operations have no reportable revenue for the fiscal year ended June 30, 2024 or June 30, 2023.

Canadian Operations
Sayona’s Canadian operations had AU$200.9 million of revenue for the fiscal year ended June 30, 2024 compared to no revenue in the fiscal year ended June 30, 2023. Sayona was able to generate revenue during the 2024 fiscal year as a result of the first sales of spodumene concentrate. Sayona’s Canadian operations are exposed to foreign currency risk arising from currency movements, primarily in respect of the foreign exchange rate between the Canadian, United States and Australian dollars. No derivative financial instruments are employed to mitigate the exposed foreign currency risks.
Corporate
Sayona’s Corporate segment has no reportable revenue for the fiscal years ended June 30, 2024 and June 30, 2023.
Off-Balance Sheet Arrangements
Sayona does not have any off-balance sheet arrangements or similar unrecorded obligations as defined by the rules and regulations of the SEC.
Quantitative and Qualitative Disclosures about Market Risk
Sayona is exposed to movements in interest rates on its variable-rate debt obligations and facilities. At June 30, 2024, Sayona had nil variable-rate debt obligations outstanding. Sayona’s prepayment facility provides Sayona with up to $30 million of available financing. Interest is payable quarterly at the rate of SOFR plus 2.4%.
Sayona does not enter into any market-risk sensitive instruments for trading purposes.
Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with IFRS requires Sayona to make estimates and assumptions that affect the reported amounts of its assets and liabilities and revenues and expenses during the applicable reporting period and date. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Sayona considers the following estimates and assumptions to be its most critical estimates that involve significant judgment. Actual results may differ from these estimates and revisions to estimates are recorded when known.
Mineral reserves and resources
Sayona uses its estimates of its ore reserves and mineral resources in the preparation of its financial statements in accordance with IFRS based on information compiled by competent persons in accordance with the Joint Ore Reserves Committee code. Estimation requires assumptions about future commodity prices and demand, exchange rates, production costs, transport costs, mine closure and rehabilitation costs, recovery rates, discount rates and, in some instances, the renewal of mining licences. There are many uncertainties in the estimation process and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data, or unforeseen operational issues, may change estimates of ore reserves and mineral resources. Sayona uses judgment as to when to include mineral resources in accounting estimates.
Inventories
Inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. For processed inventories, cost is derived on an absorption costing basis. Cost comprises the cost of purchasing raw materials and the cost of production, including attributable overheads. Net realisable value is calculated as the estimated proceeds of sale, less an estimate of all further costs required to the stage of completion and all applicable marketing, selling and distribution costs to be incurred. Raw materials and consumables represent spares, consumables and other supplies yet to be utilized in the production process, except where the raw materials purchased are equivalent products to those that Sayona produces and would otherwise classify as work in progress.

Revenue
Sayona generates revenue primarily from the production and sale of spodumene concentrate. Revenue from the sale of goods is recognised at the point in time in which control of the product passes to the customer based upon agreed delivery terms. In most instances, control passes when the product is loaded onto the vessel and the bill of lading is received, or the product is delivered to a destination specified by the customer. In cases where control of the product is transferred to the customer before shipping takes place, revenue is recognised when the customer has formally acknowledged their legal ownership of the product, which includes all inherent risks associated with control of the product.
The amount of revenue recognised reflects the consideration which Sayona expects to be entitled in exchange for transferring the goods to the customer. In some instances, the amount of revenue to be received is provisionally priced and recognised at the estimate of the consideration receivable that is highly probable of not reversing by reference to the relevant contractual price and the estimated product specifications. Provisionally priced sales are subsequently repriced at each reporting period up until when final pricing and settlement is confirmed, with revenue adjustments relating to the quantity and quality of goods sold being recognised in sales revenue.
Sayona’s sales contracts may provide for provisional pricing of sales at the time the product is delivered to the vessel, with final pricing determined using a relevant index price on or after the vessel’s arrival at the port of discharge. This provisional pricing relates to the quantity and quality of the commodity sold, which is included in sales revenue, and an embedded derivative relating to the price of the commodity sold. Provisional pricing adjustments relating to the embedded derivative are separately identified as movements in the financial instrument rather than being included within sales revenue. The pricing adjustment mechanism is separated from the host contract and recognised at fair value through profit or loss. These amounts are disclosed separately as provisional pricing adjustments within other revenue rather than being included within sales revenue.
The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 30 days.
Revenue is measured at the fair value of the consideration received or receivable. Sayona recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of Sayona’s performance obligations.
Judgement is exercised in estimating variable consideration. This is determined by past experience with respect to returned goods where the customer maintains a right of return pursuant to the customer contract or where the sale of goods or services has a variable component. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Tax
Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. Sayona measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. The tax effect of certain temporary differences is not recognised, principally with respect to:
•
temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or manner that initially impacted accounting or taxable profit); and

•	initial recognition of goodwill.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profits will be available against which the benefit of the deferred tax assets can be utilised. Deferred tax assets are reviewed at each reporting period and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and Sayona has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis. Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the consolidated statement of financial position. Deferred tax assets are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, mine closure and rehabilitation costs, capital expenditure and other capital management transactions.
Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances arises. The adjustment is treated as a reduction to goodwill if it has occurred during the measurement period. If it occurs outside the recognition period, the adjustment is recognised in the consolidated statement of profit or loss.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation. Subsequent costs are included in the asset’s carrying value or recognised as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to Sayona and the cost of the item can be measured reliably. All other repairs and maintenance are recognised as expenses in profit or loss during the financial period in which they are incurred. An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected. Any gain or loss arising on derecognition of the asset is included in the consolidated statement of profit or loss when the asset is derecognised.
The carrying values of property, plant and equipment are depreciated to their estimated residual values over the estimated useful lives of the specific assets concerned. Estimates of residual values and useful lives are reassessed annually and any change in estimate is considered in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning.
The major categories of property, plant and equipment are depreciated on a units-of-production or straight-line basis using the estimated lives indicated below. Where assets are dedicated to a mine or lease and are not readily transferable, the useful life of the asset is subject to the lesser of the asset’s useful life and the life of the mine or lease.

Asset category	Depreciation method
Buildings	2 to 20 years straight-line
Land	Not applicable
Mine properties (including mineral rights)	Based on ore reserves on a units of production basis
Plant and equipment	2 to 20 years straight-line
Right-of-use assets	Based on the shorter of the asset’s useful life or term of the lease (straight-line)

The determination of useful lives, residual values and depreciation methods is reviewed at each reporting period and involves estimates and assumptions. Any changes to useful lives or any other estimates or assumptions may impact prospective depreciation rates and asset carrying values. Sayona applies judgement in determining the useful economic lives of assets and whether any indicators of impairment are present based on internal and external sources of information available.
Impairment of Non-Financial Assets
In testing for indications of impairment and performing impairment calculations, assets are considered on a collective basis known as cash generating units (“CGUs”). Sayona assesses whether there is any indication that a CGU may be impaired at each reporting period. If such an indication exists, Sayona uses the higher of fair value less cost of disposal and value in use to assess the recoverable amount of the asset.
The assessment of whether there is any indication of impairment and the calculation of a CGU’s recoverable amount includes consideration of external and internal sources of information, and requires management to make estimates and assumptions about expected production and sales volumes, commodity prices, foreign exchange rates, mineral resources and ore reserves, regulatory approvals, operating costs, closure and rehabilitation costs, future capital expenditure, and allocation of corporate costs. The estimates and assumptions used to calculate a CGU’s recoverable amount are subject to risk and uncertainty. There is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount.
If the carrying value of the CGU exceeds its recoverable amount, the CGU is impaired and an impairment loss is recognised immediately in the consolidated statement of profit or loss Where it is not possible to estimate the recoverable amount of an individual asset, Sayona estimates the recoverable amount of the CGU to which the asset belongs. Previously impaired CGUs are reviewed for possible reversal of impairment at each reporting period. Impairment reversals cannot exceed the carrying value that would have been determined (net of depreciation) had no impairment loss been recognised for the CGU. Goodwill is not subject to impairment reversal. For areas not yet in production, any mineral rights acquired, together with subsequent capitalised exploration and evaluation expenditure, are reviewed for indicators of impairment to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. This requires judgement to determine the likelihood of future economic benefits from future development, and whether sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying value of the exploration and evaluation asset is unlikely to be recovered in full. When facts and circumstances suggest that the carrying value exceeds the recoverable amount, an impairment test is required which may result in an adjustment to the carrying value of acquired mineral rights together with subsequent capitalised exploration and evaluation expenditure.
Provisions
Provisions are recognised when Sayona has a legal or constructive obligation for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.
Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.
Employee benefits
Employee entitlements expected to be settled within twelve months are presented as current employee benefit obligations. Liabilities for salaries and wages, including non-monetary benefits, and annual leave are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
The non-current provision for employee entitlements is recognised for employees’ annual leave and long service leave entitlements not expected to be settled wholly within twelve months after the end of the reporting period in which the employees render the related service. Other non-current employee benefits are measured at the present value of the expected future payments to be made to employees. Expected future payments incorporate anticipated future wage and salary levels, durations of service and employee departures and are discounted at rates determined by reference to market yields at the end of the reporting period that have maturity dates that approximate the terms of the obligations. Any remeasurements for changes in assumptions of obligations for other non-current employee benefits are recognised in profit or loss in the period in which the changes occur.
Mine closure and rehabilitation
The mining and processing activities of Sayona normally give rise to obligations for site closure or rehabilitation. Mine closure and rehabilitation works can include facility decommissioning and dismantling, removal or treatment of waste materials, and site and land rehabilitation in accordance with local laws and regulations and clauses of the permits.
Mine closure and rehabilitation provisions are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at, or after, the time of closure, for disturbance existing at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.
Mine closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation.
When provisions for mine closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of closure and rehabilitation activities is recognised in property, plant and equipment and depreciated accordingly.
Mine closure and rehabilitation provisions are also adjusted for changes in costs and estimates. Any adjustments are made prospectively and are accounted for as a change in the corresponding capitalised asset, except where a reduction in the provision is greater than the depreciated capitalised cost of the related assets, in which case the carrying value is reduced to nil and the remaining adjustment is recognised first against other items in property, plant and equipment, and subsequently to the consolidated statement of profit or loss. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved.
Mine closure and rehabilitation costs are uncertain, and cost estimates can vary in response to many factors including estimates of the extent of rehabilitation activities, technological changes, regulatory changes, cost increases including inflationary impacts and changes in discount rates.
Assumptions are based on the current economic environment, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend on market conditions at the relevant time. The timing of closure and rehabilitation will most likely depend on when the mine ceases to produce at economically viable rates.
The recognition of mine closure and rehabilitation provisions requires judgement. The provision at each reporting date represents management’s best estimate of the present value of future closure and rehabilitation costs.

SAYONA BOARD OF DIRECTORS AND EXECUTIVE KEY MANAGEMENT PERSONNEL
The business and affairs of Sayona is managed by, or under the direction of, the Sayona board. Sayona’s Executive KMP, include, and support, the Managing Director and Chief Executive Officer in managing the business at the group level, overseeing safety, performance, operational plans and actions, governance and risk management.
The following table sets forth the name and position of the members of the Sayona board and Sayona’s Executive KMP as of the date of this proxy statement/prospectus:

Name	Position with Sayona	Age
Board of directors
James Brown	Non-Executive Director	61
Paul Crawford	Non-Executive Director	67
Allan Buckler	Non-Executive Director	77
Philip Lucas	Non-Executive Director	57
Lucas Dow	Managing Director and Chief Executive Officer*	49
Laurie Lefcourt	Non-Executive Director	62
Executive KMP
Dougal Elder	Chief Financial Officer	38
Sylvain Collard	President and Chief Operating Officer of Canada	45

*	Also Executive KMP.
The following is a brief biography of each member of the Sayona board and the Executive KMP of Sayona as of the date of this proxy statement/prospectus.
James Brown has served on the Sayona board since August 2013. Mr. Brown held the role of Executive Director and Interim Chief Executive Officer of Sayona from August 2023 until July 2024 and continued to serve as Executive Director until January 31, 2025. Mr. Brown now serves as a Non-Executive Director for Sayona. Mr. Brown currently serves as Managing Director of Morella Corporation Limited and as a Non-Executive Director of Greenwing Resources Limited. Mr. Brown has over 40 years’ experience in the mining industry in Australia, United States, Africa and Indonesia, including the last 15 years as Managing Director of Morella Corporation Limited. Mr. Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery materials. He has an extensive global investment network to underpin the capital requirements for project investment and development. Mr. Brown holds a Graduate Diploma in Mining from University of Ballarat and is a Member of the Australian Institute of Company Directors.
Paul Crawford has served on the Sayona board since March 2000. Mr. Crawford previously held the position of Chief Financial Officer and Company Secretary of Sayona, resigning as an Executive Director and subsequently being appointed as a Non-Executive Director of the Company on August 6, 2024. Mr. Crawford holds a Bachelor of Business from Queensland University of Technology and is a Certified Practising Accountant (CPA). He also holds a Graduate Diploma in Business Law from University of Southern Queensland, Graduate Diploma in Company Secretarial Practice from Governance Institute of Australia and Master of Financial Management from Central Queensland University. Mr. Crawford has over 45 years of commercial experience, including various technical and management roles within the minerals, coal and petroleum industries. In 2001, Mr. Crawford established his own corporate consultancy firm, providing accounting, corporate governance, business advisory and commercial management services.
Allan Buckler has served on the Sayona board since August 2013. Mr. Buckler is a member of both Sayona’s Audit and Risk Committee and Sayona’s Nomination and Remuneration Committee. Mr. Buckler currently serves as a Non-Executive Director of Morella Corporation Limited. He also previously served as Non-Executive Director of Interra Resources Limited. Mr. Buckler has over 55 years’ experience in the mining industry and has been directly responsible for the commercialization of several projects from resource identification through to production in Australia and Indonesia. Mr. Buckler holds a Certificate in Mine Surveying and Mining, First Class Mine Managers Certificate and Mine Surveyor Certificate from the Queensland Government’s Department of Mines.

Philip Lucas has served on the Sayona board since August 2023. Mr. Lucas is Chair of Sayona’s Nomination and Remuneration Committee and a member of Sayona’s Audit and Risk Committee. Mr. Lucas is Partner and Chair at the corporate and resources law firm Allion Partners in Western Australia. He has extensive knowledge of the Australian corporate and resources sectors. He also provides advice predominantly in the areas of public company mergers and acquisitions, equity capital markets, corporate governance and corporate law. He previously served as a director of Chilwa Minerals Limited. Mr. Lucas holds a Bachelor of Laws and Juris Doctor from University of Western Australia.
Lucas Dow has served on the Sayona board since February 2024. Mr. Dow was appointed as a Non-Executive Director of Sayona in February 2024 and subsequently as Managing Director and Chief Executive Officer of Sayona in July 2024. Mr. Dow is a highly experienced mining executive with a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which will facilitate Sayona’s next stage of growth as a leading North American lithium producer. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewable energy sector, Mr. Dow is well versed in global resource trends and growth markets. Mr. Dow holds a Bachelor of Engineering (Mining) Hons. from University of Queensland.
Laurie Lefcourt has served on the Sayona board since October 2024. Shortly after her appointment, she was appointed as Chair of Sayona’s Audit and Risk Committee and a member of Sayona’s Nomination and Remuneration Committee. Ms. Lefcourt holds a bachelor’s degree in finance and administration, is a fellow of the Chartered Accountants Australia and New Zealand (FCA) as well as a graduate of the Australian Institute of Company Directors (GAICD). Ms. Lefcourt’s career spans more than 30 years, during which she has built an impressive portfolio of leadership positions across various sectors, including resources, energy, transportation, and government. Her extensive experience in finance, governance, and project management is well-aligned with Sayona Mining’s current and future objectives. Laurie’s expertise has been critical in supporting organizations through periods of significant change and growth. Ms. Lefcourt’s career began at Ernst & Young in Canada, where she gained her Chartered Accountant (CA) qualifications. Upon relocating to Australia, she joined Ansett Airlines in Melbourne as Manager of Finance, Audit, and Payroll, before moving into the mining sector with Rio Tinto. At Rio Tinto, Ms. Lefcourt held several senior positions, including Deputy CFO of Rio Tinto Coal, where she managed financial operations for a business spanning seven operational sites. She played a key role in the development of the Hail Creek Coal Mine, overseeing both financial and operational functions, including risk management and safety. Her corporate experience continued to expand when Ms. Lefcourt joined QR Limited, where she led financial management during the company’s major transition, including the demerger of Queensland Rail’s freight business (now Aurizon). As General Manager of Finance and later Acting CFO, she was responsible for managing over 200 finance staff and overseeing a $1.8 billion organization. During her tenure, Ms. Lefcourt introduced forward-looking financial planning systems, which significantly improved financial governance and accountability across the organization. In addition to her corporate roles, Ms. Lefcourt has a wealth of experience in the resources sector. After transitioning to a portfolio career, she established her consultancy, Sage Strategies, where she worked on projects for major clients such as the Australia Pacific LNG (APLNG) project. Her responsibilities included overseeing a $25 billion investment in the development of the APLNG upstream and downstream assets on behalf of Sinopec Oil and Gas Australia, and overseeing complex financial and governance structures. Ms. Lefcourt’s work in the resources industry has provided her with a deep understanding of project approvals, financing, safety protocols, and operational readiness – all of which are vital to Sayona’s future growth. Ms. Lefcourt also brings significant boardroom experience, having served as a Non-Executive Director and Audit & Risk Committee Chair for several companies including Stanwell Corporation and ASX-listed Acrow Limited. In these roles, she led the development of comprehensive governance frameworks and successfully guided companies through mergers, acquisitions, and major infrastructure projects. Her ability to provide strategic guidance while maintaining rigorous governance standards has been a key asset to the boards she has served on.
Dougal Elder has served as Chief Financial Officer of Sayona since April 2024. Mr. Elder is a chartered accountant with more than 15 years’ experience in large private and publicly owned companies in Australia and the United Kingdom, including group finance and financial planning and analysis roles. He has extensive experience in driving budget management, systems implementations, treasury management and strategic initiatives across a range of industries including energy, manufacturing and agriculture. Mr. Elder holds a Bachelor of Commerce (Honours) from University of Queensland and is a member of Chartered Accountants Australia and New Zealand.

Sylvain Collard joined Sayona in October 2022 and has served as Sayona’s President and Chief Operating Officer of Canada since July 2024. Mr. Collard is a specialist in mine project management and continuous process improvement. He has extensive experience in operations management for both open pit and underground mines. During his career, Mr. Collard has worked on several IAMGOLD mining projects, notably as manager of a major capital project at the Essakane mine in Burkina Faso, where 3,500 workers were under his direction. He has also managed copper and gold mines and projects in Québec, Ontario and the United States. Mr. Collard holds a degree in Mechanical Engineering and is PMP Certified.

COMPENSATION OF SAYONA’S NON-EXECUTIVE DIRECTORS AND
EXECUTIVE KEY MANAGEMENT PERSONNEL
Remuneration of Sayona’s Non-Executive Directors for the Fiscal Year Ended June 30, 2024
The remuneration of directors that are not Executive KMP of Sayona (the “Non-Executive Directors”) is determined by the Sayona board and within the fee pool approved by Sayona’s shareholders (currently AU$900,000 as approved by Sayona shareholders at Sayona’s 2023 annual general meeting of shareholders). Non-Executive Directors are not entitled to retirement benefits other than statutory entitlements. Non-Executive Directors do not participate in the STI Plan (as defined herein) or the LTI Plan (as defined herein) designed for executives or employees. The remuneration framework proposes that Non-Executive Director remuneration is comprised of board fees and committee fees. The chair of the Sayona board (the “Non-Executive Chair”) is paid a fixed fee for all responsibilities, including participation on any committees. As of the date of this proxy statement/prospectus, the position of Non-Executive Chair is vacant.
The amount of compensation paid to Sayona’s Non-Executive Directors for the fiscal year ended June 30, 2024, is described in the table below. Dollar figures in the table below are expressed in Australian dollars.

	Board and Committee fees AU$	Other benefits AU$	Superannuation AU$	Termination benefits AU$	Equity rights AU$	Total remuneration AU$
James Brown(1)	19,663	—	—	—	—	19,663
Allan Buckler(2)	139,382	—	—	—	—	139,382
Lucas Dow(3)	56,755	—	—	—	—	56,755
Philip Lucas(4)	132,926	—	—	—	—	132,926
Total	348,726	—	—	—	—	348,726

(1)
Mr. Brown transitioned from Non-Executive Director to Interim Chief Executive Officer on August 27, 2023, following the resignation of Mr. Brett Lynch as Managing Director and Chief Executive Officer. Remuneration reported for Mr. Brown reflects service as a Non-Executive Director from July 1, 2023, to August 26, 2023.

(2)
Remuneration reported for Mr. Buckler reflects service as a Non-Executive Director from July 1, 2023, to June 30, 2024, and Member of the Audit and Risk Committee and Nomination and Remuneration Committee from December 3, 2023, to June 30, 2024.

(3)
Remuneration reported for Mr. Dow reflects service as a Non-Executive Director from February 14, 2024, to June 30, 2024, and as a Member of the Audit and Risk Committee and Nomination and Remuneration Committee from February 14, 2024, to June 30, 2024.

(4)
Remuneration reported for Mr. Lucas reflects service as a Non-Executive Director from August 27, 2023, to June 30, 2024, and as Chair of the Audit and Risk Committee and Chair of the Nomination and Remuneration Committee from December 3, 2023, to June 30, 2024.

Remuneration of Sayona’s Executive KMP for the Fiscal Year Ended June 30, 2024
Sayona’s current remuneration framework is comprised of a mix of the following components: fixed annual remuneration, short-term incentives, and long-term incentives. Fixed annual remuneration consists of base salary, statutory entitlements and other fixed benefits. Short-term incentives consist of annual incentives paid in a combination of cash and deferred equity rights. Long-term incentives consist of annual grants of equity rights, subject to performance and service conditions, as measured over a three-year measurement period, with vesting to occur at the end of the measurement period.
The amount of compensation paid, and benefits in kind granted, to Sayona’s Executive KMP for the fiscal year ended June 30, 2024, is described in the table below. Dollar figures in the table below are expressed in Australian dollars.

	Cash salary and fees AU$	Cash incentive(1) AU$	Other benefits(2) AU$	Superannuation AU$	Termination benefits(3) AU$	Equity rights(4) AU$	Total remuneration AU$
James Brown(5)	506,575	—	—	27,500	—	—	534,075
Sylvain Collard(6)	171,194	39,931	31,209	6,982	—	—	249,316
Paul Crawford(7)	347,500	15,600	—	27,500	—	—	390,600
Dougal Elder(8)	81,140	18,955	6,901	—	—	—	106,996

	Cash salary and fees AU$	Cash incentive(1) AU$	Other benefits(2) AU$	Superannuation AU$	Termination benefits(3) AU$	Equity rights(4) AU$	Total remuneration AU$
Guy Belleau(9)	364,406	194,319	44,243	14,576	619,252	—	1,236,796
Brett Lynch(10)	112,083	45,000	8,198	6,850	700,000	—	872,131
Total	1,582,898	313,805	90,551	83,408	1,319,252	—	3,389,914

(1)	Represents the cash incentives earned for the period beginning July 1, 2023, and ending June 30, 2024.
(2)	These “Other Benefits” include life insurance, motor vehicle allowances, private health insurance and benefits, and net movements in annual leave entitlements.
(3)	The termination benefits for Mr. Belleau and Mr. Lynch are less than or equal to twelve months of fixed annual remuneration.
(4)
“Equity rights” are calculated in accordance with Australian Accounting Standards and reflect the fair value of equity and equity-related instruments that have been expensed during the year. During the fiscal year ended June 30, 2024, Mr. Crawford was granted on July 17, 2023 unlisted options to purchase 10,000,000 shares at an exercise price of AU$0.1500 per share. These options expired on July 17, 2024, without being exercised. These options were expensed prior to the fiscal year ending June 30, 2024, and therefore no value is reflected in the table with respect to these options. Mr. Lynch was granted 10,000,000 shares on July 17, 2023. These shares were expensed prior to the fiscal year ending June 30, 2024, and therefore no value is reflected in the table with respect to these shares.

(5)
Mr. Brown transitioned from Non-Executive Director to Interim Chief Executive Officer on August 27, 2023, following the resignation of Mr. Lynch as Managing Director and Chief Executive Officer. Remuneration reported for Mr. Brown reflects service as Executive KMP of Sayona from August 27, 2023, to June 30, 2024.

(6)
Remuneration reported for Mr. Collard reflects service as Executive KMP of Sayona from January 24, 2024, to June 30, 2024. The amounts reported have been converted to Australian dollars using an exchange rate of AU$1.00:C$0.8882.

(7)
Remuneration reported for Mr. Crawford reflects service as an Executive Director and Company Secretary during the fiscal year ended June 30, 2024. Subsequent to year-end, Mr. Crawford transitioned to a Non-Executive Director on August 6, 2024. During the fiscal year ended June 30, 2024, Mr. Crawford exercised 20,000,000 unlisted options at an exercise price of AU$0.1500 per share on July 28, 2023.

(8)	Remuneration reported for Mr. Elder reflects service as Executive KMP of Sayona from April 26, 2024, to June 30, 2024.
(9)
Remuneration reported for Mr. Belleau reflects service as Executive KMP of Sayona from July 1, 2023, to January 24, 2024. The amounts reported have been converted to Australian dollars using an exchange rate of AU$1.00:C$0.8882.

(10)	Remuneration reported for Mr. Lynch reflects service as Executive KMP of Sayona from July 1, 2023, to August 27, 2023.
Short-Term Incentive Plan
Sayona’s short-term incentive plan (the “STI Plan”) is designed to reward executives for the achievement of annual performance goals, including both business and individual goals, set by the Sayona board over a twelve-month period beginning July 1 to June 30 each year. An individual’s STI opportunity is determined by the individual’s role and reward grade within the business, based on a percentage of base salary.
For fiscal year 2024, the business performance goals included sustainability, operational and financial performance and strategic initiatives. A threshold level of performance must be achieved to earn the STI payout (an “STI Award”) for a given year. Subject to approval by the board, the STI Award is paid in cash the first October following the end of the fiscal year; provided, however, that for Executive KMP and certain senior management, only fifty percent of such amount is so paid and, subject to the individual’s continued service through such time, the other fifty percent is settled in fully paid Sayona ordinary shares the following October (that is, twelve months after the initial cash payment is made), and subject to review by the Sayona board, acceleration of such payment on certain terminations of employment.
Long-Term Incentive Plan
Sayona’s long-term incentive plan (the “LTI Plan”) is designed to reward executives for the achievement of certain financial and strategic goals focusing on the creation of long-term shareholder value, as determined by the Sayona board, over a three-year measurement period beginning July 1 and completing on June 30 at the end of the three-year measurement period. An individual’s LTI opportunity is determined by the individual’s role and reward grade within the business, based on a percentage of base salary, and is awarded by the offer of an equivalent number of rights to receive fully paid Sayona ordinary shares (an “LTI Award”).
For fiscal year ended June 30, 2024, no LTI Awards were granted to either the Interim Chief Executive Officer or the other Executive KMP (due to Sayona’s performance and prevailing market conditions), other than those previously approved by Sayona shareholders.

For fiscal year ended June 30, 2025, LTI Awards have been granted to the Managing Director and other Executive KMP and certain senior management. The performance hurdles for these LTI Awards will be based on relative total shareholder return, being the Company’s total shareholder return relative to a comparator group of similar listed companies within the global lithium industry over a three-year measurement period. LTI Awards vest at the conclusion of the three-year measurement period subject to the achievement of a threshold level of performance over the three-year measurement period and remain subject to the individual’s continued service through such time. Once these LTI Awards have vested, they must be exercised by the participant (and converted to fully paid Sayona ordinary shares) within a further two-year period, otherwise they will lapse.
Merger Consideration
Sayona’s Non-Executive Directors and Executive KMP will not receive any special benefits in connection with the merger nor will they receive any change in control or other compensatory payments by virtue of the merger. Further, no changes to the remuneration package for Sayona’s Non-Executive Directors and Executive KMP are intended to be made in connection with the merger.

LEGAL MATTERS
Herbert Smith Freehills, counsel to Sayona, will opine upon the validity of the Sayona ordinary shares, including the Sayona ordinary shares underlying the Sayona ADSs, being registered in connection with the transaction.
EXPERTS
Piedmont
The consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024 incorporated in this proxy statement/prospectus by reference to Piedmont’s Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
The financial statements of Piedmont as of and for the year ended December 31, 2023, incorporated by reference in this proxy statement/prospectus from Piedmont's Annual Report on Form 10-K, filed on February 26, 2025, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The estimates of mineral resources and ore reserves and related information of the Carolina Lithium project incorporated by reference herein are based upon analyses contained in the Technical Report Summary, with an effective date of December 31, 2021, and performed by Marshall Miller & Associates, Inc., McGarry Geoconsulting Corp. and Primero Americas Inc. Such estimates and related information have been so incorporated in reliance upon the authority of such firms as experts in such matters. Piedmont, with input from the firms and experts responsible for the original delineation of mineral resources and ore reserves, continues to develop internal plans to both optimize the project with respect to production rates, equipment selectivity, mining methods, amongst other factors and mitigate operational, environmental, and permitting risks. Outcomes of such work have not been incorporated into estimations of mineral resources or ore reserves at the present time, and such estimates as reflected in Piedmont’s various filings maintain an effective date of December 31, 2021.
The estimates of mineral resources and ore reserves and related information of Moblan Lithium incorporated by reference in this proxy statement/prospectus are based upon analyses contained in the Technical Report Summary, with an effective date of June 30, 2024, and performed by Tony O’Connell, Steven Andrews, Simon O’Leary and Alan Hocking, who are employed by Optimal Mining, Measured Group, Wave International and Xenco Services, respectively, and are qualified persons as defined in subpart 1300 of Regulation S-K. Such estimates and related information have been so incorporated in reliance upon the authority of such persons as qualified persons in such matters.
The estimates of mineral resources and ore reserves and related information of Authier Lithium incorporated in this proxy statement/prospectus are based upon analyses contained in the Technical Report Summary, with an effective date of June 30, 2024, and performed by Tony O’Connell and Steven Andrews, who are employed by Optimal Mining and Measured Group, respectively, and are qualified persons as defined in subpart 1300 of Regulation S-K. Such estimates and related information have been so incorporated in reliance upon the authority of such persons as experts in such matters.
Sayona
The consolidated financial statements of Sayona as of June 30, 2024 and 2023, and for each of the two years in the period ended June 30, 2024 included in this proxy statement/prospectus have been so included in reliance on the report of Moore Australia Audit (WA), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The estimates of mineral resources and ore reserves and related information of North American Lithium included in this proxy statement/prospectus are based upon analyses contained in the Technical Report Summary, with an effective date of June 30, 2024, and performed by Tony O’Connell, Steven Andrews, Simon O’Leary and Alan Hocking, who are employed by Optimal Mining, Measured Group, Wave International and Xenco Services, respectively, and are qualified persons as defined in subpart 1300 of Regulation S-K. Such estimates and related information have been so included in reliance upon the authority of such persons as experts in such matters. A copy of the North American Lithium Technical Report Summary is attached as Exhibit 96.1 to the registration statement of which this proxy statement/prospectus constitutes a part.
The estimates of mineral resources and ore reserves and related information of Moblan Lithium included in this proxy statement/prospectus are based upon analyses contained in the Technical Report Summary, with an effective date of June 30, 2024, and performed by Tony O’Connell, Steven Andrews, Simon O’Leary and Alan Hocking, who are employed by Optimal Mining, Measured Group, Wave International and Xenco Services, respectively, and are qualified persons as defined in subpart 1300 of Regulation S-K. Such estimates and related information have been so included in reliance upon the authority of such persons as qualified persons in such matters. A copy of the Moblan Lithium Technical Report Summary is attached as Exhibit 96.2 to the registration statement of which this proxy statement/prospectus constitutes a part.
The estimates of mineral resources and ore reserves and related information of Authier Lithium included in this proxy statement/prospectus are based upon analyses contained in the Technical Report Summary, with an effective date of June 30, 2024, and performed by Tony O’Connell and Steven Andrews, who are employed by Optimal Mining and Measured Group, respectively, and are qualified persons as defined in subpart 1300 of Regulation S-K. Such estimates and related information have been so included in reliance upon the authority of such persons as experts in such matters. A copy of the Authier Lithium Technical Report Summary is attached as Exhibit 96.3 to the registration statement of which this proxy statement/prospectus constitutes a part.
As of the date hereof, none of the above-named experts has received, or is to receive, in connection with the offering, an interest, direct or indirect, in Sayona or its subsidiaries.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On November 12, 2024, the Sayona board agreed Moore Australia would not continue in its role as Sayona’s independent auditor and Moore Australia resigned, with the consent of ASIC, effective as of December 2, 2024. On November 12, 2024, the Sayona board approved the engagement of Ernst & Young as Sayona’s independent auditor to audit its consolidated financial statements for the fiscal year ending June 30, 2025.
The decision to not reappoint Moore Australia and the decision to engage Ernst & Young were recommended by Sayona’s Audit and Risk Committee and approved by the Sayona board. Sayona’s shareholders approved the appointment of Ernst & Young at Sayona’s annual general meeting on November 28, 2024.
During the fiscal years ended June 30, 2024 and 2023 and the subsequent interim period preceding Moore Australia’s resignation, there were no (1) disagreements with Moore Australia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused it to make reference in connection with its opinion to the subject matter of the disagreement, or (2) reportable events as described in Item 16F of Form 20-F.
The audit report of Moore Australia on the consolidated financial statements of Sayona as of and for the fiscal years ended June 30, 2024 and 2023 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended June 30, 2024 and 2023 and the subsequent interim period through November 28, 2024, Sayona did not consult with Ernst & Young with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Sayona’s financial statements, and neither a written report nor oral advice was provided to Sayona that Ernst & Young concluded was an important factor considered by Sayona in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.
Sayona provided a copy of this disclosure to Moore Australia, who furnished Sayona with a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is attached as Exhibit 16.1 to the registration statement of which this proxy statement/prospectus constitutes a part.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
Sayona is a public limited company incorporated under the laws of Queensland, Australia. All of Sayona’s current directors are non-residents of the United States and substantially all of their assets are located outside the United States. As a result, there may be additional complexities and practical challenges involved if you wish to:
•	commence proceedings in U.S. courts against Sayona’s current directors or Sayona, including effecting service of process;
•	enforce, in Australia, a U.S. court judgment obtained against Sayona’s current directors or Sayona in any action, including actions under the civil liability provisions of U.S. securities laws;
•
bring an original action in an Australian or other foreign court to establish any liability of Sayona’s current directors or Sayona based solely upon U.S. securities laws, noting that Australia has developed a different body of securities laws as compared to the United States; or

•
enforce, in the United States, judgments obtained against Sayona’s current directors or Sayona in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws.

Sayona has appointed Puglisi & Associates as its agent to receive service of process with respect to any action brought against Sayona under the federal securities laws of the United States.
HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Piedmont and some brokers “household” proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Piedmont that they or Piedmont will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares of Piedmont common stock are held in a brokerage account, or Piedmont if you hold shares of Piedmont common stock directly in your name. You may contact Piedmont by writing to Piedmont Lithium Inc., 42 E Catawba Street, Belmont, North Carolina 28012, Attention: Corporate Secretary or by telephone at: +1 (704) 461-8000.
OTHER MATTERS
As of the date of this proxy statement/prospectus, the Piedmont board knows of no matters that will be presented for consideration at the Piedmont special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before Piedmont stockholders at the Piedmont special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Piedmont board.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
Sayona has filed a registration statement on Form F-4 to register with the SEC the Sayona ordinary shares, including the Sayona ordinary shares underlying Sayona ADSs, to be issued to Piedmont stockholders as part of the merger consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Sayona in addition to being a proxy statement of Piedmont for its special meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about Sayona, Sayona ordinary shares and Sayona ADSs. The rules and regulations of the SEC allow Sayona and Piedmont to omit certain information included in the registration statement from this proxy statement/prospectus.
Piedmont files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain copies of these reports, statements and other information at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus. Sayona is not a reporting company under the U.S. Exchange Act, and following the effectiveness of the registration statement of which this proxy statement/prospectus constitutes a part, Sayona will be subject to the information reporting requirements of the U.S. Exchange Act applicable to foreign private issuers.
You may also access the SEC filings and obtain other information about Piedmont and Sayona through the websites maintained by Piedmont and Sayona at https://www.piedmontlithium.com and https://sayonamining.com.au, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the Piedmont merger proposal, or the other Proposals, unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.
Incorporation of Certain Documents by Reference
The SEC allows Piedmont or Sayona to “incorporate by reference” certain information into this proxy statement/prospectus. This means that Piedmont or Sayona can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that Piedmont has previously filed with the SEC. They contain important information about Piedmont and its financial condition. The following documents, which were filed by Piedmont with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 26, 2025.
All documents filed by Piedmont with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act from the date of this proxy statement/prospectus to the completion of the offering will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the U.S. Exchange Act) and proxy statements.
Piedmont and Sayona also incorporate by reference the merger agreement, the form of support agreement and the opinion of J.P. Morgan, copies of which are attached to this proxy statement/prospectus as Annex A, Annex B and Annex C, respectively.
Sayona has supplied all information contained in this proxy statement/prospectus relating to Sayona, and Piedmont has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Piedmont.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.
You may also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from Piedmont at the following address and telephone number:
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina 28012
Attention: Investor Relations
Telephone: +1 (704) 461-8000
In addition, you may obtain copies of any document incorporated by reference in this proxy statement/prospectus, without charge, by visiting the website maintained by Piedmont at https://www.piedmontlithium.com.
If you would like to request documents, please do so by [  ], 2025 to receive them before the Piedmont special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.
Neither Piedmont nor Sayona has authorized anyone to give any information or make any representation about the transaction, the Piedmont special meeting or Piedmont or Sayona that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Piedmont or Sayona have incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it.
If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Sayona ordinary shares or Sayona ADSs in the transaction should create any implication to the contrary.

Consolidated Statement of Profit or Loss
for the year ended 30 June 2024

	Note	2024 $’000	2023 $’000
Revenue	5	200,873	—
Other income	6	6,131	4,273
Expenses	7	(326,072)	(25,794)
Loss from operations		(119,068)	(21,521)
Financial income	21	7,668	16,327
Financial expenses	21	(4,046)	(1,506)
Net financial income	21	3,622	14,821
Loss before income tax		(115,446)	(6,700)
Income tax expense	8	(3,576)	(3,649)
Loss after income tax		(119,022)	(10,349)
Attributable to:
Equity holders of Sayona Mining Limited		(101,398)	(11,048)
Non-controlling interests		(17,624)	699
Earnings per share
Basic earnings per share (cents)	9	(0.99)	(0.13)
Diluted earnings per share (cents)	9	(0.99)	(0.13)

The accompanying notes form part of the consolidated financial statements.

Consolidated Statement of Comprehensive Income
for the year ended 30 June 2024

	Note	2024 $’000	2023 $’000
Loss after income tax		(119,022)	(10,349)
Other comprehensive loss
Items that may be reclassified to the Consolidated Statement of Profit or Loss:
Foreign exchange rate differences on translation of foreign operations		(24,041)	(4,408)
Total items that may be reclassified to the Consolidated Statement of Profit or Loss		(24,041)	(4,408)
Items that will not be reclassified to the Consolidated Statement of Profit or Loss:
Fair value gains/(losses) on financial assets at fair value through other comprehensive income	25	3,827	(1,544)
Total items that will not be reclassified to the Consolidated Statement of Profit or Loss		3,827	(1,544)
Total other comprehensive loss		(20,214)	(5,952)
Total comprehensive loss		(139,236)	(16,301)
Attributable to:
Equity holders of Sayona Mining Limited		(116,741)	(16,054)
Non-controlling interests		(22,495)	(247)

The accompanying notes form part of the consolidated financial statements.

Consolidated Statement of Financial Position
as at 30 June 2024

	Note	2024 $’000	2023 $’000
ASSETS
Current assets
Cash and cash equivalents	18	90,624	211,119
Trade and other receivables	10	27,548	19,298
Inventories	11	73,040	48,664
Current tax assets		3,138	1,557
Other assets	12	23,339	33,919
Total current assets		217,689	314,557
Non-current assets
Other financial assets	22	740	12,943
Property, plant and equipment	13	734,084	682,073
Total non-current assets		734,824	695,016
Total assets		952,513	1,009,573
LIABILITIES
Current liabilities
Trade and other payables	15	60,876	29,497
Interest bearing liabilities	19	15,470	1,944
Other liabilities	16	6,084	7,117
Provisions	17	5,963	846
Total current liabilities		88,393	39,404
Non-current liabilities
Interest bearing liabilities	19	15,150	29,270
Other liabilities	16	12,007	18,217
Deferred tax liabilities	8	16,021	13,983
Provisions	17	25,309	35,254
Total non-current liabilities		68,487	96,724
Total liabilities		156,880	136,128
Net assets		795,633	873,445
EQUITY
Share capital	24	795,773	756,744
Reserves	25	(11,991)	12,773
Accumulated losses		(118,740)	(24,738)
Total equity attributable to equity holders of Sayona Mining Limited		665,042	744,779
Non-controlling interests		130,591	128,666
Total equity		795,633	873,445

The accompanying notes form part of the consolidated financial statements.

Consolidated Statement of Changes in Equity
for the year ended 30 June 2024

		Attributable to equity holders of Sayona Mining Limited
	Note	Share capital $’000	Reserves $’000	Accumulated losses $’000	Total $’000	Non- controlling interests $’000	Total equity $’000
Balance as at 1 July 2023		756,744	12,773	(24,738)	744,779	128,666	873,445
Loss after income tax		—	—	(101,398)	(101,398)	(17,624)	(119,022)
Other comprehensive loss		—	(15,343)	—	(15,343)	(4,871)	(20,214)
Total comprehensive loss		—	(15,343)	(101,398)	(116,741)	(22,495)	(139,236)
Transactions with owners:
Shares issued	24	37,399	—	—	37,399	—	37,399
Transaction costs	24	(120)	—	—	(120)	—	(120)
Share based payments	25	—	96	—	96	—	96
Transfers and other movements		1,750	(9,517)	7,396	(371)	24,420	24,049
Balance as at 30 June 2024		795,773	(11,991)	(118,740)	665,042	130,591	795,633
Balance as at 1 July 2022		504,255	13,551	(13,782)	504,024	56,597	560,621
Profit/(loss) after income tax		—	—	(11,048)	(11,048)	699	(10,349)
Other comprehensive loss		—	(5,006)	—	(5,006)	(946)	(5,952)
Total comprehensive loss		—	(5,006)	(11,048)	(16,054)	(247)	(16,301)
Transactions with owners:
Shares issued	24	262,448	—	—	262,448	—	262,448
Transaction costs	24	(9,959)	—	—	(9,959)	—	(9,959)
Share based payments	25	—	4,320	—	4,320	—	4,320
Transfers and other movements		—	(92)	92	—	72,316	72,316
Balance as at 30 June 2023		756,744	12,773	(24,738)	744,779	128,666	873,445

The accompanying notes form part of the consolidated financial statements.

Consolidated Statement of Cash Flows
for the year ended 30 June 2024

	Note	2024 $’000	2023 $’000
Operating activities
Loss before income tax		(115,446)	(6,700)
Adjustments for:
Depreciation and amortisation expense	7	33,777	6,162
Impairment and write down of financial assets		8,134	—
Impairment and write down of non-financial assets	14	17,066	—
Income from sale of tax benefits under flow through share arrangements	6	(5,294)	(2,578)
Loss on disposal of financial assets	22	1,264	—
Net financial income and expenses	21	(3,622)	(14,830)
Net movement in inventories relating to net realisable value adjustments	11	10,437	—
Reversal of unvested equity options		(333)	—
Share based payments	25	96	4,281
Changes in assets and liabilities:
Trade and other receivables		(9,734)	(12,287)
Inventories		(37,122)	(47,603)
Other assets		5,216	(19,626)
Trade and other payables		19,033	4,466
Provisions and other liabilities		5,166	19,747
Cash generated from/(used in) operations		(71,362)	(68,968)
Interest received		7,713	2,817
Interest paid		(987)	(329)
Net cash flows from operating activities		(64,636)	(66,480)
Investing activities
Exploration expenditure		(26,281)	(66,274)
Purchases of property, plant and equipment		(102,448)	(127,088)
Investments in financial assets		—	(14,431)
Cash outflows from investing activities		(128,729)	(207,793)
Proceeds from sale of financial assets	22	14,690	—
Proceeds from sale of property, plant and equipment		—	63
Net cash flows from investing activities		(114,039)	(207,730)
Financing activities
Proceeds from associated entities		26,878	77,806
Proceeds from interest bearing liabilities		—	110
Repayment of interest bearing liabilities		(2,728)	(776)
Proceeds from issue of shares and exercise of options	24	37,399	231,870
Transaction costs associated with share issues		(1,211)	(9,959)
Net cash flows from financing activities		60,338	299,051
Net increase in cash and cash equivalents		(118,337)	24,841
Cash and cash equivalents at the beginning of the financial year		211,119	184,559
Foreign exchange rate differences on cash and cash equivalents		(2,158)	1,719
Cash and cash equivalents at the end of the financial year	18	90,624	211,119

The accompanying notes form part of the consolidated financial statements.

Notes to the Financial Statements
These consolidated financial statements and notes represent those of Sayona Mining Limited (“the Company”) and its controlled entities (the “Consolidated Group” or “Group”). Where an accounting policy, critical accounting estimate, assumption or judgement is specific to a note, these are described within the note to which they relate. These material policies have been consistently applied to all periods presented, except as described in Note 3.
The consolidated financial statements of the Group for the years ended 30 June 2023 and 30 June 2024 were authorised for issue in accordance with a resolution of the Directors on 27 November 2024.
1.	Reporting Entity
Sayona Mining Limited is a for-profit company limited by shares, incorporated and domiciled in Australia with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the OTCQB Venture Market in the United States (OTCQB).
The nature of the operations and principal activities of the Group were lithium mining and processing at North American Lithium (NAL) and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium.
2.	Basis of Preparation
The consolidated financial statements are general purpose financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) and other authoritative pronouncements of the International Accounting Standards Board (IASB).
The financial statements have been prepared on a going concern basis as management has assessed that the Group will be able to meet its obligations as and when they fall due and there is no significant uncertainty over the Group’s ability to continue as a going concern for the twelve months from the date of this report.
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative financial instruments) which are required to be measured at fair value.
All amounts are presented in Australian dollars, with values rounded to the nearest thousand, unless otherwise stated.
Where required by Accounting Standards, comparative figures have been reclassified for consistency with changes in presentation for the current financial year.
(a)	Principles of consolidation
The consolidated financial statements comprise the financial statements of the Group. A list of controlled entities (subsidiaries) at the end of the reporting period is provided in Note 26.
Intercompany transactions, balances and unrealised gains or losses on transactions between Group entities are fully eliminated on consolidation. Subsidiaries are consolidated from the date on which control is obtained to the date on which control is ceased.
(b)	Critical accounting estimates and judgements
The preparation of the consolidated financial statements requires management to apply accounting policies and methodologies based on complex and subjective judgements and estimates. Estimates assume a reasonable expectation of future events and are based on historical experience and assumptions as well as current trends and economic data, obtained both externally and within the Group.

The use of these estimates, assumptions and judgements affects the amounts reported in the consolidated financial statements. The areas involving a higher degree of judgement or complexity, or where assumptions and estimates are material to the financial statements, are disclosed in the following notes:

Note
5	Revenue
8	Tax
13	Property, Plant and Equipment
14	Impairment of Non-Financial Assets
17	Provisions

(c)	Foreign currency translation
The consolidated financial statements are presented in Australian dollars, which has been assessed by management as the functional currency of the Group. Management will reassess the Group’s functional currency if there are any changes which impact the primary economic environment of the Group.
Transactions denominated in foreign currencies are initially translated into Australian dollars using the exchange rate on the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the end of the reporting period.
Exchange gains or losses on settlement or translation of monetary items are included in the Consolidated Statement of Profit or Loss, except for foreign exchange differences resulting from translation of foreign operations, which are initially recognised in the Consolidated Statement of Comprehensive Income and subsequently transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation.
Non-monetary items measured on a historical cost basis in a foreign currency are translated into Australian dollars using the exchange rate on the date of the underlying transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate on the date when the fair value is determined. Exchange gains or losses on translation of non-monetary items measured at fair value are recognised in the same manner as gains or losses on change in fair value of the non-monetary item.
(d)	Goods and Services Tax (GST) and Québec Sales Tax (QST)
Revenues, expenses and assets are recognised net of the amount of GST/QST, except where the amount of GST/QST incurred is not recoverable from the taxation authority.
Receivables and payables are stated inclusive of the amount of GST/QST receivable or payable. The net amount of GST/QST recoverable from, or payable to, the taxation authority is included within other receivables or payables in the Consolidated Statement of Financial Position.
Cash flows are presented on a gross basis. The GST/QST component of cash flows arising from investing or financing activities are presented as operating cash flows.
3.	New Standards and Interpretations
(a)	New accounting standards and interpretations effective from 1 July 2022
The following new accounting standards and interpretations have been published and are effective for the year ended 30 June 2023:
Amendment – Annual Improvements to IFRS Standards 2018–2020 and Other Amendments
This standard amends:
a)	the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences;
b)	IFRS 3 to update references to the Conceptual Framework for Financial Reporting;
c)	IFRS 9 to clarify when the terms of a new or modified financial liability are substantially different from the terms of the original financial liability;

d)
IAS 16 to require an entity to recognise the sales proceeds from selling items produced while preparing property, plant and equipment for its intended use and the related cost in profit or loss, instead of deducting the amounts received from the cost of the asset;

e)	IAS 37 to specify the costs that an entity includes when assessing whether a contract will be loss-making; and
f)	the fair value measurement requirements in IAS 41 to align with those in other International Financial Reporting Standards.
The Group has reviewed these amendments and concluded that none of these changes are likely to have a material impact on the Group.
(b)	New accounting standards and interpretations effective from 1 July 2023
The following new accounting standards and interpretations have been published and are effective for the year ended 30 June 2024:
Amendment – Disclosure of Accounting Policies and Definition of Accounting Estimates
This Standard amends:
a)	IFRS 7, to clarify that information about measurement bases for financial instruments is expected to be material to an entity’s financial statements;
b)	IAS 1, to require entities to disclose their material accounting policy information rather than their significant accounting policies;
c)	IAS 8, to clarify how entities should distinguish changes in accounting policies and changes in accounting estimates;
d)	IAS 13, to identify material accounting policy information as a component of a complete set of financial statements; and
e)	IFRS Practice Statement 2, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.
Amendment – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendment narrowed the scope of the recognition exemption in paragraph 15 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendment applies to transactions that occur on or after the beginning of the earliest comparative period presented.
The Group has reviewed these amendments and concluded that none of these changes are likely to have a material impact on the Group.
(c)	New accounting standards and interpretations issued but not yet effective for the year ended 30 June 2023
The following new accounting standards and interpretations have been published but are not yet effective for the year ended 30 June 2023 and have not been early adopted by the Group:
Amendment – Disclosure of Accounting Policies and Definition of Accounting Estimates
Refer to Note 3 (b) for a description of this amendment.
Amendment – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Refer to Note 3 (b) for a description of this amendment.

(d)	New accounting standards and interpretations issued but not yet effective for the years ended 30 June 2023 and 30 June 2024
The following new accounting standards and interpretations have been published but are not yet effective for the years ended 30 June 2023 and 30 June 2024 and have not been early adopted by the Group:
Amendment – Non-Current Liabilities with Covenants – effective date 1 January 2024
The amendments to IAS 1 specify that conditions (covenants) to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, an entity discloses information about these conditions in the notes to the financial statements.
(e)	New accounting standards and interpretations issued but not yet effective for the year ended 30 June 2024
The following new accounting standards and interpretations have been published but are not yet effective for the year ended 30 June 2024 and have not been early adopted by the Group:
Amendment – Supplier Finance Arrangements – effective date 1 January 2024
The amendment to IAS 7 and IFRS 7 requires the disclosure of information about an entity’s supplier finance arrangements (also known as supply chain finance, payables finance or reverse factoring arrangements).
The new disclosures are designed to enable users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows.
Amendment – Lack of Exchangeability – effective date 1 January 2025
The Standard amends IAS 21 to require entities to apply a consistent approach to determining whether a currency is exchangeable into another currency and the spot exchange rate to use when it is not exchangeable.
Amendment – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) – effective date 1 January 2025
Amends IFRS 10 and IAS 28 to remove the inconsistency in dealing with the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.
IFRS 18: Presentation and Disclosure in Financial Statements – effective date 1 January 2027
IFRS 18 will replace IAS 1 Presentation of Financial Statements. IFRS 18 will:
a)
better align the presentation of the statement of profit or loss to the categories in the statement of cash flows by introducing two new defined subtotals – operating profit and profit before financing and income taxes (EBIT);

b)
require disclosure of management-defined performance measures – subtotals of income and expenses not specified by IFRS Accounting Standards that are used in public communications to communicate management’s view of an aspect of a company’s financial performance (such as funds from operations, cash profit, etc); and

c)	enhance the requirements for aggregation and disaggregation to help a company to provide useful information.
The Group has reviewed these amendments and improvements and does not expect them to have a material impact on the Group.
The Group does not intend to early adopt any of the new standards or interpretations. It is expected that where applicable, these standards and interpretations will be adopted on each respective effective date.
Financial Performance
This section details the results and financial performance of the Group including profitability and earnings per share.

4.	Segment Reporting
(a)	Identification of reportable segments
The Group is an emerging lithium producer with operations in Australia and Canada. The principal activities of the Group during the year were lithium mining and processing at North American Lithium and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium.
Management has determined the operating segments based on the reports that are used by the Board to make strategic decisions. Due to the geographically disparate nature of the operations, management examines the Group’s financial performance and activity from a geographical perspective. During the year, the reportable segments for the Group were segregated between Australian operations, Canadian operations and Corporate activities.
The principal activities of each reportable segment are summarised as follows:

Reportable segment	Principal activities
Australian operations	Operations located in Western Australia, Australia
Graphite projects	Exploration site for graphite in the East Kimberley region
Lithium and gold projects	Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions
Canadian operations	Operations located in Québec, Canada
Abitibi-Témiscamingue Hub
North American Lithium (NAL)	Lithium mining and processing
Authier Lithium Project	Hard rock lithium deposit
Pontiac Claims	Exploration site for lithium pegmatite occurrences
Tansim Lithium Project	Exploration site for lithium, tantalum and beryllium
Vallée Lithium Project	Mineral rights claims located adjacent to NAL
Eeyou Istchee James Bay Hub
Lac Albert Lithium Project	Exploration site for lithium pegmatite occurrences
Moblan Lithium Project	Hard rock lithium deposit host to high-grade spodumene mineralisation
Troilus Claims	Wholly owned claims located adjacent to the Moblan Lithium Project
Corporate	Corporate activities not directly related to operations

(b)	Segment results
The segment information reflects the Group’s interest in subsidiaries and joint operations, as well as material equity accounted joint ventures on a proportional consolidation basis. The segment information includes non-IFRS financial measures.
Segment performance is measured by Underlying EBIT and Underlying EBITDA. Underlying EBIT is profit before net financial income and expenses, income tax expense and other earnings adjustment items. Underlying EBITDA is Underlying EBIT before Underlying depreciation and amortisation expense.
Reconciliations of underlying segment information to statutory information included in the Group’s consolidated financial statements are set out in Note 4 (c).

Year ended 30 June 2024	Australian operations $’000	Canadian operations $’000	Corporate $’000	Group eliminations $’000	Total $’000
Revenue	—	200,873	—	—	200,873
Total underlying revenue	—	200,873	—	—	200,873

Underlying EBITDA	(193)	(49,091)	(4,870)	—	(54,154)
Underlying depreciation and amortisation expense	(2)	(33,207)	(98)	—	(33,307)
Underlying EBIT	(195)	(82,298)	(4,968)	—	(87,461)

Year ended 30 June 2024	Australian operations $’000	Canadian operations $’000	Corporate $’000	Group eliminations $’000	Total $’000
Net financial income/(expense)	—	392	3,230	—	3,622
Income tax expense	—	(3,576)	—	—	(3,576)
Underlying profit/(loss) after income tax	(195)	(85,482)	(1,738)	—	(87,415)
Total adjustments to profit/(loss)	(5,930)	(24,413)	(40,760)	39,496	(31,607)
Profit/(loss) after income tax	(6,125)	(109,895)	(42,498)	39,496	(119,022)

Underlying exploration expenditure	2,534	31,152	—	—	33,686
Underlying capital expenditure(1)	—	105,528	37	—	105,565
Total underlying assets	36	888,774	814,010	(750,307)	952,513
Total underlying liabilities	119	145,941	14,106	(3,286)	156,880

(1)	Capital expenditure excludes capitalised exploration expenditure.

Year ended 30 June 2023	Australian operations $’000	Canadian operations $’000	Corporate $’000	Group eliminations $’000	Total $’000
Revenue	—	—	—	—	—
Total underlying revenue	—	—	—	—	—

Underlying EBITDA	(247)	(14,604)	(8,614)	—	(23,465)
Underlying depreciation and amortisation expense	—	(569)	(65)	—	(634)
Underlying EBIT	(247)	(15,173)	(8,679)	—	(24,099)
Net financial income/(expense)	—	(946)	15,767	—	14,821
Income tax expense	—	(3,649)	—	—	(3,649)
Underlying profit/(loss) after income tax	(247)	(19,768)	7,088	—	(12,927)
Total adjustments to profit/(loss)	—	2,578	—	—	2,578
Profit/(loss) after income tax	(247)	(17,190)	7,088	—	(10,349)

Underlying exploration expenditure	593	91,773	—	—	92,366
Underlying capital expenditure(1)	5	152,989	40	—	153,034
Total underlying assets	3,750	839,539	805,945	(639,661)	1,009,573
Total underlying liabilities	17	124,084	9,804	2,223	136,128

(1)	Capital expenditure excludes capitalised exploration expenditure.
Inter-segment transactions
Inter-segment transactions are made on a commercial basis. All such transactions are eliminated on consolidation of the Group’s financial statements.
Segment assets
Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.
Segment liabilities
Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

(c)	Underlying results reconciliation
The following table reconciles the underlying segment information to the Group’s statutory results for the year:

	2024 $’000	2023 $’000
Underlying EBITDA	(54,154)	(23,465)
Underlying depreciation and amortisation expense	(33,307)	(634)
Underlying EBIT	(87,461)	(24,099)
Income from sale of tax benefits under flow through share arrangements(1)	5,294	2,578
Impairment and write down of financial assets(2)	(8,134)	—
Impairment and write down of non-financial assets(3)	(17,066)	—
Loss on disposal of financial assets(4)	(1,264)	—
Net movement in inventories relating to net realisable value adjustments(5)	(10,437)	—
Loss from operations	(119,068)	(21,521)

Underlying loss after income tax	(87,415)	(12,927)
Total adjustments to profit/(loss)	(31,607)	2,578
Loss after income tax	(119,022)	(10,349)

(1)	Adjustment to profit/(loss) for Canadian operations segment. Refer to Note 16 (a) for further details.
(2)	Adjustment to profit/(loss) for Canadian operations segment.
(3)	Adjustment to profit/(loss) for both the Australian operations ($5.9 million) and Canadian operations ($11.2 million) segments. Refer to Note 14 for further details.
(4)	Adjustment to profit/(loss) for Corporate segment. Refer to Note 22 (a) for further details.
(5)	Adjustment to profit/(loss) for Canadian operations segment. Refer to Note 11 for further details.
(d)	Major customers
The Group generates revenue from external customers who individually account for greater than 10 per cent of the Group’s total revenue. The following table sets out the applicable revenue percentage generated from each of these customers:

	2024%	2023%
External Customer 1	45	—
External Customer 2	29	—
External Customer 3	25	—

5.	Revenue

	2024 $’000	2023 $’000
Sales revenue from contracts with customers(1)	254,597	—
Other revenue(2)	(53,724)	—
Total revenue	200,873	—

(1)	Revenue relates solely to the sale of spodumene concentrate from North American Lithium. Refer to Note 5 (b) for a disaggregation of revenue by primary geographical market.
(2)	Other revenue relates predominantly to provisional pricing adjustments recognised at fair value.
Recognition and measurement
The Group generates revenue primarily from the production and sale of spodumene concentrate. Revenue from the sale of goods is recognised at the point in time in which control of the product passes to the customer based upon agreed delivery terms. In most instances, control passes when the product is loaded onto the vessel and the bill of lading is received, or the product is delivered to a destination specified by the customer. In cases where control of the product is transferred to the customer before shipping takes place, revenue is recognised when the customer has formally acknowledged their legal ownership of the product, which includes all inherent risks associated with control of the product.
The amount of revenue recognised reflects the consideration which the Group expects to be entitled in exchange for transferring the goods to the customer. In some instances, the amount of revenue to be received is provisionally priced and recognised at the estimate of the consideration receivable that is highly probable of not reversing by reference to the relevant contractual price and the estimated product specifications. Provisionally priced sales are subsequently repriced at each reporting period up until when final pricing and settlement is confirmed, with revenue adjustments relating to the quantity and quality of goods sold being recognised in sales revenue.
Provisionally priced sales in which final pricing is referenced to a relevant index include an embedded commodity derivative. The embedded derivative is carried at fair value through profit or loss and presented as part of trade payables or receivables. The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 30 days.
(a)	Provisional pricing adjustments
The Group’s sales contracts may provide for provisional pricing of sales at the time the product is delivered to the vessel, with final pricing determined using a relevant index price on or after the vessel’s arrival at the port of discharge. This provisional pricing relates to the quantity and quality of the commodity sold, which is included in sales revenue, and an embedded derivative relating to the price of the commodity sold. Provisional pricing adjustments relating to the embedded derivative are separately identified as movements in the financial instrument rather than being included within sales revenue. The pricing adjustment mechanism is separated from the host contract and recognised at fair value through profit or loss in accordance with IFRS 9 Financial Instruments. These amounts are disclosed separately as provisional pricing adjustments within other revenue rather than being included within sales revenue.
(b)	Disaggregation of revenue from contracts with customers
The following table disaggregates revenue from contracts with customers by primary geographical market:

	2024 $’000	2023 $’000
Primary geographical markets(1)
China	197,666	—
United States of America	3,207	—
	200,873	—

(1)	Revenue is primarily presented by the geographical destination of the product.
Key judgements and estimates Estimating variable consideration
Revenue is measured at the fair value of the consideration received or receivable. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s performance obligations.
Judgement is exercised in estimating variable consideration. This is determined by past experience with respect to returned goods where the customer maintains a right of return pursuant to the customer contract or where the sale of goods or services has a variable component. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

6.	Other Income

	2024 $’000	2023 $’000
Government grants and incentives	432	598
Income from sale of tax benefits under flow through share arrangements	5,294	2,578
Other income	405	1,097
Total other income	6,131	4,273

7.	Expenses

	2024 $’000	2023 $’000
Acquisition and transaction costs	441	—
Administration and corporate overheads	6,798	8,040
Changes in inventories of finished goods and work in progress	(32,623)	(41,408)
Depreciation and amortisation expense	33,777	6,162
Employee benefits expense	46,501	18,928
External services	176,140	21,970
Impairment and write down of financial assets	8,134	—
Impairment and write down of non—financial assets(1)	17,066	—
Loss on disposal of financial assets(2)	1,264	—
Net movement in inventories relating to net realisable value adjustments(3)	10,437	—
Raw materials and consumables used	44,769	5,060
All other operating expenses	13,368	7,042
Total expenses	326,072	25,794

(1)	Refer to Note 14 for details on impairment and write down of non-financial assets.
(2)	Refer to Note 22 (a) for details on the accounting treatment on disposal of the investment in Troilus Gold Corporation.
(3)	Refer to Note 11 for details on the net movement in inventories relating to net realisable value adjustments.
8.	Tax
(a)	Income tax expense
Income tax expense comprises current and deferred tax and is recognised in the Consolidated Statement of Profit or Loss, except to the extent that it relates to items recognised directly in the Consolidated Statement of Comprehensive Income.

	2024 $’000	2023 $’000
Current income tax expense	1,008	—
Deferred income tax expense	2,568	3,649
Total income tax expense	3,576	3,649

Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

(b)	Reconciliation of prima facie tax expense to income tax expense

	2024 $’000	2023 $’000
Loss before income tax	(115,446)	(6,700)
Income tax on loss before income tax calculated at 30 per cent (2023: 30 per cent)	(34,634)	(2,010)
Adjust for tax effect of:
Mining tax	(73)	1,650
Non-deductible expenses	10,982	4,366
Other non-assessable income	(18)	(4,820)
Tax losses and temporary differences not brought to account	27,319	4,463
Total income tax expense	3,576	3,649

(c)	Deferred tax balances
Deferred income tax assets and liabilities are attributable to the following tax losses and temporary differences:

	Deferred tax assets		Deferred tax liabilities		Net charge/(credit)
	2024 $’000	2023 $’000	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Temporary differences
Deferred income	1,989	1,896	—	—	(93)	(15)
Property, plant and equipment	5,565	7,331	69,003	91,119	(20,350)	25,293
Provisions	10,286	13,321	—	—	3,035	(83)
Tax losses	34,175	52,856	—	—	18,681	(21,658)
Other	3,927	3,279	2,960	1,547	765	272
Total	55,942	78,683	71,963	92,666	2,038	3,809
Set off temporary differences	(55,942)	(78,683)	(55,942)	(78,683)	—	—
Total	—	—	16,021	13,983	2,038	3,809

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. The tax effect of certain temporary differences is not recognised, principally with respect to:
•
temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or manner that initially impacted accounting or taxable profit); and

•	initial recognition of goodwill.
Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profits will be available against which the benefit of the deferred tax assets can be utilised. Deferred tax assets are reviewed at each reporting period and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.
(d)	Movement in deferred tax balances

	2024 $’000	2023 $’000
At the beginning of the financial year	13,983	10,174
Charged/(credited) to profit or loss	2,568	3,649
Charged/(credited) to equity	(530)	160
At the end of the financial year	16,021	13,983

(e)	Unrecognised deferred tax assets and liabilities
The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows:

	2024 $’000	2023 $’000
Tax losses – capital	6,736	6,736
Tax losses – revenue	53,857	22,472
Temporary differences	1,810	—
Total unrecognised deferred tax assets	62,403	29,208

The Group has carry forward revenue losses of $327,646,048 (2023: $287,902,521) and capital losses of $22,454,683 (2023: $22,454,683).
(f)	Tax consolidation
Sayona Mining Limited and its wholly owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2015 and is therefore taxed as a single entity from that date. Sayona Mining Limited is the head entity of the tax consolidated group. Income tax expense and deferred tax assets and liabilities arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the “separate taxpayer within group” approach by reference to the carrying values in the separate financial statements of each entity and the relevant tax values under tax consolidation. Current tax assets and liabilities and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax consolidated group are recognised by the Company (as head entity of the tax consolidated group). Tax funding arrangements are currently in place between entities in the tax consolidated group.
Key judgements and estimates
Deferred tax
Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the Consolidated Statement of Financial Position. Deferred tax assets are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits.
Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, mine closure and rehabilitation costs, capital expenditure and other capital management transactions.
Uncertain tax matters – Unused tax losses on acquisition
Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances arises. The adjustment is treated as a reduction to goodwill if it has occurred during the measurement period. If it occurs outside the recognition period, the adjustment is recognised in the Consolidated Statement of Profit or Loss.
9.	Earnings per Share
The following table reflects the profit or loss and number of shares used in the basic and diluted earnings per share (EPS) computations:

	2024	2023
Loss attributable to equity holders of Sayona Mining Limited ($’000)	(101,398)	(11,048)
Weighted average number of ordinary shares (’000)
Basic earnings per share denominator	10,277,968	8,695,396
Ordinary shares contingently issuable(1)	—	—
Diluted earnings per share denominator	10,277,968	8,695,396

	2024	2023
Earnings per share (cents)
Basic	(0.99)	(0.13)
Diluted	(0.99)	(0.13)

(1)
The weighted average number of options contingently issuable into ordinary shares as at 30 June 2024 is 14.7 million. The inclusion of these contingently issuable ordinary shares would have the effect of reducing the loss per share. Accordingly, these potential ordinary shares have not been included in the determination of diluted earnings per share.

Basic earnings per share
Basic earnings per share amounts are calculated based on profit or loss attributable to equity holders of Sayona Mining Limited and the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share
Dilutive earnings per share amounts are calculated based on profit or loss attributable to equity holders of Sayona Mining Limited and the weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.
Operating Assets and Liabilities
This section details the assets used and liabilities incurred to generate the Group’s trading performance. Assets and liabilities relating to the Group’s financing activities are addressed in the Capital Structure and Financial Management section on pages 28 to 39.
10.	Trade and Other Receivables

	2024 $’000	2023 $’000
Trade receivables	9,208	174
GST/QST receivable from taxation authorities	15,671	18,410
Other receivables	2,669	714
Total trade and other receivables(1)	27,548	19,298
Comprising:
Current	27,548	19,298
Non-current	—	—

(1)	Net of allowances for expected credit losses of $1.9 million (2023: Nil).
Recognition and measurement
Trade receivables are generally due within 30 days. Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses.
The collectability of trade and other receivables is assessed continuously. Individual receivables which are deemed to be unrecoverable are written off by reducing the carrying value directly. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts.

11.	Inventories

	2024 $’000	2023 $’000
Raw materials and consumables	10,504	6,333
Work in progress	25,608	5,166
Finished goods	36,928	37,165
Total inventories	73,040	48,664
Comprising:
Current	73,040	48,664
Non-current	—	—

Recognition and measurement
Inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. For processed inventories, cost is derived on an absorption costing basis. Cost comprises the cost of purchasing raw materials and the cost of production, including attributable overheads. Net realisable value is calculated as the estimated proceeds of sale, less an estimate of all further costs required to the stage of completion and all applicable marketing, selling and distribution costs to be incurred.
Raw materials and consumables
Raw materials and consumables represent spares, consumables and other supplies yet to be utilised in the production process, except where the raw materials purchased are equivalent products to those that the Group produces and would otherwise classify as work in progress.
(a)	Inventories recognised as an expense
Inventories totalling $247.8 million were recognised as an expense for the year ended 30 June 2024 (2023: Nil) and included in Note 7.
(b)	Net movement in inventories relating to net realisable value adjustments
The value of work in progress and finished goods inventories carried at net realisable value as at 30 June 2024 was $62.5 million (2023: Nil). Net inventory write downs of $10.4 million were recognised in profit or loss for the year ended 30 June 2024 (2023: Nil).
12.	Other Assets

	2024 $’000	2023 $’000
Deposits	18,530	31,993
Prepayments	4,809	1,926
Total other assets	23,339	33,919
Comprising:
Current	23,339	33,919
Non-current	—	—

Deposits include cash deposits, term deposits held with financial institutions with a maturity of more than three months from reporting date, and funds held as security in favour of Ministère des Ressources naturelles et des Forêts (MRNF) for mine closure and rehabilitation of North American Lithium.

13.	Property, Plant and Equipment

Year ended 30 June 2024	Land and buildings $’000	Plant and equipment $’000	Mine properties $’000	Capital works in progress $’000	Exploration and evaluation $’000	Total $’000
Cost
At the beginning of the financial year	6,215	322,193	230,126	158	129,958	688,650
Additions	—	1,963	—	105,565	33,341	140,869
Changes in closure provision estimate	—	(10,121)	—	—	—	(10,121)
Disposals	—	(93)	—	(4,991)	(4,809)	(9,893)
Transfers and other movements	15,275	68,130	34,273	(72,594)	(74,003)	(28,919)
At the end of the financial year	21,490	382,072	264,399	28,138	84,487	780,586
Accumulated depreciation
At the beginning of the financial year	(406)	(5,005)	(1,166)	—	—	(6,577)
Depreciation charge for the year	(921)	(29,976)	(2,880)	—	—	(33,777)
Impairment charge for the year	—	—	—	—	(7,266)	(7,266)
Disposals	—	72	—	—	—	72
Transfers and other movements	8	860	143	—	35	1,046
At the end of the financial year	(1,319)	(34,049)	(3,903)	—	(7,231)	(46,502)
Net book value as at 30 June 2024	20,171	348,023	260,496	28,138	77,256	734,084

Year ended 30 June 2023
Cost
At the beginning of the financial year	149	236,126	152,234	27,385	37,325	453,219
Additions	1,522	5,976	—	141,611	92,366	241,475
Changes in closure provision estimate	—	3,925	—	—	—	3,925
Disposals	(124)	(13,369)	—	—	—	(13,493)
Transfers and other movements	4,668	89,535	77,892	(168,838)	267	3,524
At the end of the financial year	6,215	322,193	230,126	158	129,958	688,650
Accumulated depreciation
At the beginning of the financial year	(114)	(69)	—	—	—	(183)
Depreciation charge for the year	(408)	(4,860)	(894)	—	—	(6,162)
Disposals	124	32	—	—	—	156
Transfers and other movements	(8)	(108)	(272)	—	—	(388)
At the end of the financial year	(406)	(5,005)	(1,166)	—	—	(6,577)
Net book value as at 30 June 2023	5,809	317,188	228,960	158	129,958	682,073

Recognition and measurement
Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation.
Subsequent costs are included in the asset’s carrying value or recognised as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised as expenses in profit or loss during the financial period in which they are incurred.
An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected. Any gain or loss arising on derecognition of the asset is included in the Consolidated Statement of Profit or Loss when the asset is derecognised.

(a)	Mine properties
Mine properties include:
•	capitalised development and production stripping costs;
•	mineral rights acquired.
The initial cost of mine properties includes the purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and borrowing costs (where relevant for qualifying assets). The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.
Mine properties also consist of the fair value attributable to mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the date of acquisition. When a mine construction project moves into the production phase, the capitalisation of certain mine construction costs ceases, and costs are either regarded as part of the cost of inventory or expensed, except for costs which qualify for capitalisation.
(i)	Capitalised development and production stripping costs
The process of removing overburden and other waste materials to access mineral deposits is known as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Stripping is classified as either development stripping or production stripping. Development and production stripping costs are recognised as part of mine properties in property, plant and equipment.
Development stripping costs are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits in the form of access to mineral ores will flow to the Group and costs can be measured reliably. Stripping costs incurred during the development phase of a mine are usually capitalised as part of the depreciable cost of building, developing and constructing the mine.
Production stripping costs are post initial overburden removal costs incurred during the normal course of production, which are usually incurred after the first saleable minerals have been extracted from the component of the ore body. Costs are capitalised where production stripping activity results in improved access to future ore and the following criteria are met:
•
the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised;

•	the component of the ore body for which access has been improved can be identified; and
•	costs associated with that component can be measured reliably.
Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio, a portion of the stripping costs are capitalised to the production stripping asset.
(b)	Capital works in progress
Capital works in progress are measured at cost inclusive of associated on-costs and charges. Costs are only capitalised when it is probable that future economic benefits will flow to the Group and costs can be measured reliably.
All assets included in capital works in progress are reclassified to other categories within property, plant and equipment when the asset is available and ready for use in the manner intended.
(c)	Right-of-use assets
Right-of-use assets are presented within the respective categories of property, plant and equipment according to the nature of the underlying asset leased. Refer to Note 20 for details on the Group’s right-of-use assets and corresponding lease liabilities.

(d)	Exploration and evaluation expenditure
Exploration and evaluation expenditure (including initial payments for the right to explore) is capitalised where it is considered likely to be recoverable or where the activities have not reached a stage that permits a reasonable assessment of the existence of reserves. Accumulated costs in relation to an abandoned area are written off in full against profit or loss in the year in which the decision to abandon the area is made.
Exploration is defined as the search for potential mineralisation after the Group has obtained legal rights to explore in a specific area and includes topographical, geological, geochemical and geophysical studies and exploratory drilling, trenching and sampling.
Evaluation is defined as the determination of the technical feasibility and commercial viability of a particular prospect. Activities conducted during the evaluation phase include determination of the volume, grade and quality of the deposit, examination and testing of extraction methods and metallurgical or treatment processes, surveys of transportation and infrastructure requirements, and market and finance studies.
Recoverability of the carrying value of exploration assets is dependent on the successful exploration and development of projects, or alternatively, through the sale of the areas of interest.
(e)	Depreciation and amortisation
The carrying values of property, plant and equipment are depreciated to their estimated residual values over the estimated useful lives of the specific assets concerned. Estimates of residual values and useful lives are reassessed annually and any change in estimate is considered in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning.
The major categories of property, plant and equipment are depreciated on a units of production or straight-line basis using the estimated lives indicated below. Where assets are dedicated to a mine or lease and are not readily transferable, the useful life of the asset is subject to the lesser of the asset’s useful life and the life of the mine or lease.

Asset category	Depreciation method
Buildings	2 to 20 years straight-line
Land	Not applicable
Mine properties (including mineral rights)	Based on ore reserves on a units of production basis
Plant and equipment	2 to 20 years straight-line
Right-of-use assets	Based on the shorter of the asset’s useful life or term of the lease (straight-line)

Judgement applied in determining ore reserves and mineral resources
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons in accordance with the Joint Ore Reserves Committee (JORC) code. Estimation requires assumptions about future commodity prices and demand, exchange rates, production costs, transport costs, mine closure and rehabilitation costs, recovery rates, discount rates and, in some instances, the renewal of mining licences. There are many uncertainties in the estimation process and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data, or unforeseen operational issues, may change estimates of ore reserves and mineral resources. The Group uses judgment as to when to include mineral resources in accounting estimates.
Useful economic lives of assets
The determination of useful lives, residual values and depreciation methods is reviewed at each reporting period and involves estimates and assumptions. Any changes to useful lives or any other estimates or assumptions may impact prospective depreciation rates and asset carrying values. The Group applies judgement in determining the useful economic lives of assets and whether any indicators of impairment are present based on internal and external sources of information available. The table above summarises the depreciation methods and rates applied to major categories of property, plant and equipment.

14.	Impairment of Non-Financial Assets
In testing for indications of impairment and performing impairment calculations, assets are considered as collective groups known as cash generating units (CGUs). The Group assesses whether there is any indication that a CGU may be impaired at each reporting period. This assessment includes consideration of external and internal sources of information. If such an indication exists, the Group uses the higher of fair value less cost of disposal (FVLCD) and value in use to assess the recoverable amount of the asset.
If the carrying value of the CGU exceeds its recoverable amount, the CGU is impaired and an impairment loss is recognised immediately in the Consolidated Statement of Profit or Loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGU to which the asset belongs. Previously impaired CGUs are reviewed for possible reversal of impairment at each reporting period. Impairment reversals cannot exceed the carrying value that would have been determined (net of depreciation) had no impairment loss been recognised for the CGU. Goodwill is not subject to impairment reversal.
For areas not yet in production, any mineral rights acquired, together with subsequent capitalised exploration and evaluation expenditure, are reviewed for indicators of impairment to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.
The Group recognised the following impairments and write downs for the year ended 30 June 2024:
(a)	Recognised write down of capital works in progress
During the year, a write down of capital works in progress occurred on discontinued projects for which it was deemed unlikely that future economic benefits associated with the asset would flow to the Group. The Group has categorised the write down of capital works in progress assets as ‘Disposals’ in Note 13 and recognised a loss of $5.0 million in the Consolidated Statement of Profit or Loss.
(b)	Recognised impairment and write down of exploration and evaluation assets
Impairment of specific exploration and evaluation assets has occurred during the year where the Group has concluded that capitalised expenditure is unlikely to be recovered by sale or future exploitation. During each reporting period, the Group undertakes an assessment of the carrying value of its exploration and evaluation assets. Indicators of impairment were identified on certain exploration and evaluation assets in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. The Group has recognised a loss of $7.3 million in the Consolidated Statement of Profit or Loss.
In addition, a write down of exploration and evaluation assets occurred during the year on areas of interest in which the rights to exploration were disposed of. The Group has categorised the write down of exploration and evaluation assets as ‘Disposals’ in Note 13 and recognised a loss of $4.8 million in the Consolidated Statement of Profit or Loss.
(c)	Impairment assessment of NAL CGU
For the year ended 30 June 2024, the Group identified several indicators of impairment for North American Lithium which subsequently led to an assessment of the carrying value of the NAL CGU. The key indicators of impairment included the decline in market capitalisation of the Company and significant deterioration in market conditions, specifically relating to the price of spodumene concentrate.
Background
On 27 August 2021, the Group acquired 100 per cent of the issued capital of North American Lithium Inc., a Canadian-based mining and exploration company and former producer of spodumene concentrate from its operations in Québec, Canada. Following the acquisition, the Group invested significant funds into the operation to enable the restart of production in March 2023, with the first sale of spodumene concentrate occurring in August 2023.
The Group considers that NAL is a separate CGU as it operates independently from the rest of the Group.

Methodology and key assumptions
Given the nature of the Group’s activities, information on the fair value of an asset is usually difficult to obtain unless negotiations with potential purchasers or similar transactions are taking place. As a result, the value in use of the NAL CGU has been calculated over the life of mine based on the discounted cash flows expected to be generated from the continued use of the CGU.
The key assumptions used to estimate the recoverable amount of the NAL CGU are set out below. The assumptions used represent management’s assessment of future trends in the relevant industry and have been based on data from external and internal sources.

Key assumptions	Low	High	LOM average
Average realised spodumene concentrate price (US$ / tonne)(1)	US$838	US$1,526	US$1,121
Foreign exchange rate (CAD/USD)			0.73
Discount rate			8%

(1)
During the period, the lithium industry observed a significant and continued decline in lithium market prices. This change in market conditions is reflected in the short-term price assumptions used to calculate the discounted cash flows of the NAL CGU.

Production and cost assumptions are based on forecasted production levels, operating cost and capital requirements, derived from the latest life of mine plans.
Outcomes
The Group performed impairment testing over the NAL CGU and determined that no impairment was required. Additional sensitivities (particularly with respect to spodumene concentrates prices and foreign exchange rates) were also performed to assess the impact on discounted cash flows. The outcome of those sensitivities determined that no impairment was required.
Determination of CGUs
Judgement is applied to identify the Group’s CGUs, particularly when assets form part of integrated operations. A key judgement was applied in identifying the NAL operation as a single CGU. As a result, only the CGU assets and cash flows directly attributable to this operation were considered in the impairment assessment of the NAL CGU.
Impairment testing and calculations
An assessment of whether there is any indication of impairment and the calculation of a CGU’s recoverable amount requires management to make estimates and assumptions about expected production and sales volumes, commodity prices, foreign exchange rates, Mineral Resources and Ore Reserves, regulatory approvals, operating costs, closure and rehabilitation costs, future capital expenditure and allocation of corporate costs. These estimates and assumptions are subject to risk and uncertainty. There is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount. In such circumstances, some or all of the carrying value may be impaired or a previously recognised impairment charge may be reversed, with the impact recognised in the Consolidated Statement of Profit or Loss.
The key estimates and assumptions used in the assessment of impairment are as follows:

Commodity prices and market traded consumables	Spodumene concentrate price assumptions are based on the Q2 2024 lithium price forecast from Benchmark Mineral Intelligence.

Foreign exchange rates	The foreign exchange rate assumption applied in the discounted cash flow model reflects the CAD/USD spot exchange rate as at 30 June 2024.

Discount rate
In determining fair value, the estimated future cash flows of the CGU have been discounted using a post-tax discount rate of 8 per cent. The discount rate applied is in line with industry standards for low-risk mining jurisdictions such as Australia and Canada.

Future production	Life of mine plans based on Mineral Resource and Ore Reserve estimates and economic life of processing facilities.

Operating and capital costs	Operating and capital cost assumptions are based on the Group’s latest approved budget and life of mine plans.

Regulatory approvals	Life of mine plans include assumptions associated with the successful application and timing of ongoing and future regulatory approvals.

Where impairment testing is undertaken, a range of external sources are considered as further input to the above assumptions.
Exploration and evaluation expenditure
For areas not yet in production, acquired mineral rights, together with subsequent capitalised exploration and evaluation expenditure, require judgement to determine the likelihood of future economic benefits from future development, and whether sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying value of the exploration and evaluation asset is unlikely to be recovered in full. When facts and circumstances suggest that the carrying value exceeds the recoverable amount, an impairment test is required which may result in an adjustment to the carrying value of acquired mineral rights together with subsequent capitalised exploration and evaluation expenditure.
15.	Trade and Other Payables

	2024 $’000	2023 $’000
Trade payables	29,330	18,682
Accrued expenses	17,044	9,059
Other payables – associated entities	2,467	681
Other payables – provisional pricing adjustments(1)	6,505	—
Other payables	5,530	1,075
Total trade and other payables	60,876	29,497
Comprising:
Current	60,876	29,497
Non-current	—	—

(1)	Refer to Note 5 (a) for details on provisional pricing adjustments.
Recognition and measurement
Trade and other payables represent the liabilities for goods and services received by the Group that remain unpaid at the end of the reporting period. The balance is recognised as a current liability with amounts normally paid within 30 days of recognition of the liability. Amounts are initially recognised at fair value, and subsequently measured at amortised cost. The carrying value of these trade and other payables is considered to approximate fair value due to the short-term nature of the payables.
16.	Other Liabilities

	2024 $’000	2023 $’000
Deferred income(1)	12,007	13,956
Flow through share premium liability	6,084	11,378
Total other liabilities	18,091	25,334

	2024 $’000	2023 $’000
Comprising:
Current	6,084	7,117
Non-current	12,007	18,217

(1)
As part of the Group’s acquisition of Moblan, a royalty agreement was entered into with Lithium Royalty Corp. (LRC). Under the terms of the agreement, royalties are payable to LRC based on tonnages produced from properties acquired as part of the Moblan Lithium Project. Royalties are based on either Gross Overriding Revenue (GOR) or Net Smelter Return (NSR), depending on the property. The Group amortises royalty advances based on tonnages produced and the contractual obligations set out in the agreement.

(a)	Flow Through Shares
Under Canadian taxation legislation, mining companies may issue flow through shares to finance eligible exploration programs. A flow through share arrangement enables an entity to incur qualifying exploration and evaluation expenditure and renounce the related income tax deductions to investors. On issuance, the entity allocates the proceeds from issuance between issued capital and the sale of tax benefits (or flow through share premium), which is equal to the estimated premium that investors pay for the flow through feature. Issued share capital is recognised at fair value with the residual value recognised as a flow through share premium liability.
At initial recognition, the sale of tax benefits is deferred and presented as other liabilities in the Consolidated Statement of Financial Position as the entity has not yet fulfilled its obligations to pass on the tax deductions to investors. Upon expenditure being incurred, the entity derecognises the liability and recognises the premium as other income in the Consolidated Statement of Profit or Loss. The expenditure also gives rise to a deferred tax liability which is recognised as the difference between the carrying value and tax base of the qualifying expenditure.
The Company has elected to apply the renunciation process prospectively and has relied upon the “look-back” rule which allows the Company to renounce eligible expenditures incurred up to an entire calendar year following the last day of the calendar year in which the flow through shares were issued.
17.	Provisions

	2024 $’000	2023 $’000
Employee benefits	5,963	846
Mine closure and rehabilitation	25,309	35,254
Total provisions	31,272	36,100
Comprising:
Current	5,963	846
Non-current	25,309	35,254

The movement in provisions during the year is as follows:

Year ended 30 June 2024	Employee benefits $’000	Mine closure and rehabilitation $’000	Total $’000
At the beginning of the financial year	846	35,254	36,100
Charge/(credit) for the year to the Consolidated Statement of Profit or Loss:
Changes in underlying costs and estimates	6,784	—	6,784
Foreign exchange rate differences	(166)	—	(166)
Released during the year	(4,251)	—	(4,251)
Unwinding of discount rate	—	1,380	1,380
Amounts capitalised for changes in underlying costs and estimates	—	(5,679)	(5,679)
Amounts capitalised for changes in discount rate	—	(4,714)	(4,714)
Amounts capitalised on translation of mine closure and rehabilitation provision	—	(932)	(932)
Transfers and other movements	2,750	—	2,750
At the end of the financial year	5,963	25,309	31,272

Recognition and measurement
Provisions are recognised when the Group has a legal or constructive obligation for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.
Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.
(a)	Employee benefits
Employee entitlements expected to be settled within twelve months are presented as current employee benefit obligations. Liabilities for salaries and wages, including non-monetary benefits, and annual leave are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
The non-current provision for employee entitlements is recognised for employees’ annual leave and long service leave entitlements not expected to be settled wholly within twelve months after the end of the reporting period in which the employees render the related service. Other non-current employee benefits are measured at the present value of the expected future payments to be made to employees. Expected future payments incorporate anticipated future wage and salary levels, durations of service and employee departures and are discounted at rates determined by reference to market yields at the end of the reporting period that have maturity dates that approximate the terms of the obligations. Any remeasurements for changes in assumptions of obligations for other non-current employee benefits are recognised in profit or loss in the period in which the changes occur.
(b)	Mine closure and rehabilitation
The mining and processing activities of the Group normally give rise to obligations for site closure or rehabilitation. Mine closure and rehabilitation works can include facility decommissioning and dismantling, removal or treatment of waste materials, and site and land rehabilitation in accordance with local laws and regulations and clauses of the permits.
Mine closure and rehabilitation provisions are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at, or after, the time of closure, for disturbance existing at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.
Mine closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation.
When provisions for mine closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of closure and rehabilitation activities is recognised in property, plant and equipment and depreciated accordingly.
Mine closure and rehabilitation provisions are also adjusted for changes in costs and estimates. Any adjustments are made prospectively and are accounted for as a change in the corresponding capitalised asset, except where a reduction in the provision is greater than the depreciated capitalised cost of the related assets, in which case the carrying value is reduced to nil and the remaining adjustment is recognised first against other items in property, plant and equipment, and subsequently to the Consolidated Statement of Profit or Loss. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved.

Key judgements and estimates
Mine closure and rehabilitation provision of North American Lithium
Mine closure and rehabilitation costs are uncertain, and cost estimates can vary in response to many factors including estimates of the extent of rehabilitation activities, technological changes, regulatory changes, cost increases including inflationary impacts and changes in discount rates.
Assumptions have been made based on the current economic environment, which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend on market conditions at the relevant time. The timing of closure and rehabilitation will most likely depend on when the mine ceases to produce at economically viable rates.
The recognition of mine closure and rehabilitation provisions requires judgement. The provision at reporting date represents management’s best estimate of the present value of future closure and rehabilitation costs.
Capital Structure and Financial Management
This section details the capital structure and related financing activities of the Group.
18.	Cash and Cash Equivalents

	2024 $’000	2023 $’000
Cash	38,803	106,458
Short-term deposits	51,821	104,661
Total cash and cash equivalents (1)	90,624	211,119

(1)	Cash and cash equivalents include $29.3 million (2023: $54.7 million) which is restricted by legal or contractual arrangements.
Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short term highly liquid investments with original maturities of three months or less.
19.	Interest Bearing Liabilities

	2024 $’000	2023 $’000
Lease liabilities(1)	5,415	6,253
Non-convertible redeemable cumulative preference shares	25,205	24,849
Other interest bearing liabilities	—	112
Total interest bearing liabilities	30,620	31,214
Comprising:
Current	15,470	1,944
Non-current	15,150	29,270

(1)	Refer to Note 20 for further details on the Group’s leases.
Recognition and measurement
All borrowings are initially recognised at their fair value net of directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are measured at amortised cost using the effective interest method. Gains and losses are recognised in the Consolidated Statement of Profit or Loss when the liabilities are derecognised. Interest bearing liabilities are classified as current liabilities, except when the Group has an unconditional right to defer settlement for at least twelve months after the reporting date, in which case the liabilities are classified as non-current.

A reconciliation of movements in interest bearing liabilities and other financial liabilities to cash flows arising from financing activities is set out in Note 23 (e).
(a)	Non-convertible redeemable cumulative preference shares
On 27 August 2021, as part of the acquisition of North American Lithium, the Group exchanged Investissement Québec’s (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of NAL or at the option of IQ, subject to satisfaction of various performance hurdles.
On 24 June 2024, IQ agreed to extend the delivery date of the feasibility study condition for a period of three months from 1 September 2024 to 1 December 2024. On 30 November 2024, IQ further agreed to extend the delivery date to 1 April 2025.
The terms of the preference shares are detailed below:
•	interest is accrued or paid at 5 per cent per annum, except for the period from 1 September 2024 to 1 April 2025 in which interest is accrued or paid at 16.25 per cent per annum;
•	the shares cannot be converted to equity at any time;
•	preference shareholders are not entitled to dividends or to vote at shareholder meetings;
•
redemption commences in accordance with the NAL Constitution and Governance Agreement once the mine is in commercial operation and the redemption term is up to ten years after the first anniversary of the issue of these shares; and

•	in the event of default, liquidation, or receivership, IQ rank before the ordinary shareholders in priority.
The preference shares are recorded at issue price plus accrued interest. Given the nature and conditions impacting on potential redemption terms, the fair value assigned to the preference shares is their face value.
20.	Leases
The nature of the Group’s leases predominantly relates to assets and equipment supporting the operations in line with the Group’s principal activities, as well as real estate in the form of office premises. Lease terms range from three to five years. Lease contracts are negotiated on an individual basis and contain a wide range of terms and conditions.
(a)	Amounts recognised in the Consolidated Statement of Financial Position
The Consolidated Statement of Financial Position includes the following amounts relating to leases:

	2024 $’000	2023 $’000
Right-of-use assets recognised in property, plant and equipment
Land and buildings
Cost	1,483	1,522
Accumulated depreciation	(709)	(369)
Net book value	774	1,153
Plant and equipment
Cost	7,121	5,387
Accumulated depreciation	(2,967)	(449)
Net book value	4,154	4,938
Total right-of-use assets	4,928	6,091
Lease liabilities
Land and buildings – current	373	349
Land and buildings – non-current	496	892
Plant and equipment – current	2,425	1,595
Plant and equipment – non-current	2,121	3,417
Total lease liabilities	5,415	6,253

Right-of-use asset additions during the year were $1.8 million (2023: $6.9 million).
Lease liabilities have been measured at the present value of the remaining lease payments over the term of the lease. The present value has been determined using discount rates ranging between 4.5 per cent and 10 per cent (2023: 4.5 per cent and 10 per cent).
(b)	Amounts recognised in the Consolidated Statement of Profit or Loss
The Consolidated Statement of Profit or Loss includes the following amounts relating to leases:

	2024 $’000	2023 $’000
Depreciation of right-of-use assets	2,795	811
Interest on lease liabilities	678	148

(c)	Amounts recognised in the Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flows includes the following amounts relating to leases:

	2024 $’000	2023 $’000
Total cash outflow for leases	3,280	773

Recognition and measurement
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All contracts that are classified as short-term leases (leases with a remaining lease term of twelve months or less) and leases of low value assets are recognised as an operating expense on a straight-line basis over the term of the lease.
Right-of-use assets
If a lease is present, a right-of-use asset and corresponding lease liability is recognised at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimated future restoration costs, less any lease incentives received. The right-of-use asset is subsequently measured at cost less accumulated depreciation, impairment charges and any adjustments for remeasurement of the lease liability.
Right-of-use assets are depreciated over the term of the lease or useful life of the underlying asset, whichever is the shortest. Where a lease transfers ownership of the underlying asset or the cost of the right-of-use asset indicates the Group is likely to exercise a purchase option, the specific asset is depreciated over the useful life of the underlying asset.
Right-of-use assets are recognised in property, plant and equipment in the Consolidated Statement of Financial Position.
Lease liabilities
Lease liabilities are recognised within interest bearing liabilities in the Consolidated Statement of Financial Position. The lease liability is initially measured at the present value of the lease payments still to be paid at commencement date.
Lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. The lessee’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment and with similar terms, conditions and security.
The lease liability is subsequently measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate or index, if there is a change in the Group’s estimate of the amount expected to be payable under a residual guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying value of the right-of-use asset, or is recorded in the Consolidated Statement of Profit or Loss if the carrying value of the right-of-use asset has been reduced to nil.
21.	Financial Income and Expenses

	2024 $’000	2023 $’000
Financial income
Interest on bank accounts	7,668	2,817
Net foreign exchange gains	—	13,510
Total financial income	7,668	16,327
Financial expenses
Discounting on provisions and other liabilities	(1,380)	—
Interest on lease liabilities	(727)	(148)
Interest on preference shares	(1,209)	(1,177)
Net foreign exchange losses	(470)	—
Other financial expenses	(260)	(181)
Total financial expenses	(4,046)	(1,506)
Net financial income	3,622	14,821

22.	Other Financial Assets

	2024 $’000	2023 $’000
Investments in listed entities
Consolidated Lithium Metals Inc.	740	2,296
Troilus Gold Corporation	—	10,647
Total other financial assets	740	12,943
Comprising:
Current	—	—
Non-current	740	12,943

Recognition and measurement
The Group has elected at initial recognition to classify equity investments as financial assets at fair value through other comprehensive income (FVOCI). The equity securities are not held for trading and are strategic investments for which the Group considers this classification to be more appropriate.
Changes in fair value are accumulated in a separate reserve within equity. The cumulative amount is transferred to the Consolidated Statement of Profit or Loss on disposal of the relevant equity securities.
The fair value of the Group’s financial assets at FVOCI is estimated based on quoted market prices at the reporting date and classified as Level 1 on the fair value hierarchy as detailed in Note 23 (d).
(a)	Disposal of investment in Troilus Gold Corporation
Between 12 April 2024 and 18 April 2024, the Group completed multiple block trades to sell 19,213,000 shares in Troilus Gold Corporation.
Changes in the fair value of this investment were recognised through OCI in accordance with the recognition and measurement principles outlined above.

A summary of the financial reporting impacts of the disposal is summarised below:

	Note	Amount $’000
Amount capitalised on initial acquisition of investment		11,923
Net gain on fair value adjustments recognised through OCI, transferred to retained earnings		4,031
Fair value of investment in Troilus Gold Corporation		15,954
Gross proceeds from sale		14,690
Loss on disposal recognised in Consolidated Statement of Profit or Loss	7	(1,264)

23.	Financial Instruments and Risk Management
The Group is exposed to market, liquidity and credit risk through its financial instruments. The main purpose of these financial instruments is to fund the principal activities of the Group.
The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board meets on a regular basis to analyse exposure and evaluate risk management strategies in the context of the most recent economic conditions and forecasts.
During the year, the Board established the Audit and Risk Committee to assist the Board in monitoring and reviewing any matters of significance affecting financial reporting and compliance, including sustainability objectives, environmental and community obligations, ethical standards, codes of conduct and compliance procedures. The Audit and Risk Committee reports regularly to the Board on its activities.
The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.
Management is responsible for developing and monitoring the Group’s risk management policies. The Audit and Risk Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.
Recognition and measurement
Initial recognition and measurement
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions to the instrument. For financial assets, this is the date that the Group commits itself to either the purchase or sale of the asset (i.e. trade date accounting is adopted).
Financial instruments are initially measured at fair value plus transaction costs, except where the instrument is classified at fair value through profit or loss, in which case transaction costs are expensed to profit or loss immediately.
Subsequent measurement
(i)	Subsequent measurement of financial assets
Financial assets are subsequently measured at amortised cost. Measurement is based on two primary criteria:
•	the contractual cash flow characteristics of the financial asset; and
•	the business model for managing the financial assets.
A financial asset that meets the following conditions is subsequently measured at amortised cost:
•	the financial asset is managed solely to collect contractual cash flows; and
•	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

(ii)	Subsequent measurement of financial liabilities
Financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and allocating interest expense in profit or loss over the relevant period. The effective interest rate is the internal rate of return of the financial asset or liability. That is, the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying value at initial recognition.
Derecognition
Derecognition refers to the removal of a previously recognised financial asset or financial liability from the Consolidated Statement of Financial Position.
(i)	Derecognition of financial assets
A financial asset is derecognised when the holder’s contractual rights to its cash flows expire, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.
All of the following criteria need to be satisfied for derecognition of a financial asset:
•	the right to receive cash flows from the asset has expired or been transferred;
•	all risk and rewards of ownership of the asset have been substantially transferred; and
•	the Group no longer controls the asset (i.e. the Group has no practical ability to make a unilateral decision to sell the asset to a third party).
On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying value and the sum of the consideration received and receivable is recognised in profit or loss.
(ii) Derecognition of financial liabilities
A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability is treated as an extinguishment of the existing liability and recognition of a new financial liability.
The difference between the carrying value of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.
Impairment
The Group recognises a loss allowance for expected credit losses, using the simplified approach under IFRS 9, which requires the recognition of lifetime expected credit loss at all times.
(a)	Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises interest rate risk, foreign currency risk, commodity price risk, provisionally priced commodity sales and other price risk, such as equity price risk. The objective of market risk management is to manage market risk exposures to protect profitability and return on assets.
(i)	Interest rate risk
The Group is exposed to interest rate risk on its cash and cash equivalents, other assets and interest bearing liabilities from the possibility that changes in interest rates will affect future cash flows or the fair value of financial instruments.

The Group’s net exposure to interest rate risk at the reporting date is as follows:

	2024 $’000	2023 $’000
Financial assets
Cash and cash equivalents	90,624	211,119
Other assets	18,530	31,993
Net exposure	109,154	243,112

Sensitivity analysis
The following table demonstrates the sensitivity to a 100 basis point change in interest rates, with all other variables remaining constant:

	Effect on profit after tax 2024 $’000	Effect on profit after tax 2023 $’000
+100 basis point change in interest rates	764	1,702
-100 basis point change in interest rates	(764)	(1,702)

(ii)	Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and instruments in Canadian and United States (US) dollars. No derivative financial instruments are employed to mitigate the exposed risks.
The Group’s net exposure to foreign currency risk (in Australian dollars) at the reporting date is as follows:

	Canadian dollar risk exposure 2024 $’000	Canadian dollar risk exposure 2023 $’000	US dollar risk exposure 2024 $’000	US dollar risk exposure 2023 $’000
Financial assets
Cash and cash equivalents	43,516	106,120	6,290	975
Trade and other receivables	5,483	19,927	6,209	—
Other assets	12,383	33,740	5,940	—
Financial liabilities
Trade and other payables	(49,842)	(24,147)	(6,464)	(2,300)
Interest bearing liabilities	(25,861)	(30,923)	(4,546)	—
Other liabilities	—	(1,946)	(12,007)	(12,009)
Net exposure	(14,321)	102,771	(4,578)	(13,334)

Sensitivity analysis
Based on the Group’s net financial assets and liabilities as at 30 June, a weakening of the Australian dollar against these currencies as illustrated in the table below, with all other variables held constant, would have the following effect on the Group’s profit or loss after tax:

	Effect on profit after tax 2024 $’000	Effect on profit after tax 2023 $’000
5 per cent movement in Canadian dollar	501	3,597
5 per cent movement in United States dollar	160	467

(iii)	Commodity price risk
Contracts for the sale and physical delivery of commodities are executed whenever possible on a pricing basis intended to achieve a relevant index target. Where pricing terms deviate from the index, the Group may choose to use derivative commodity contracts to realise the index price.
Contracts for the physical delivery of commodities are not typically financial instruments and are not recognised in the Consolidated Statement of Financial Position.
(iv)	Provisionally priced commodity sales and purchases contracts
Provisionally priced sales are those for which price finalisation, referenced to the relevant index and product grade, is outstanding at the reporting date. Provisional pricing mechanisms embedded within these sales have the character of a commodity derivative and are carried at fair value through profit or loss as part of trade receivables or trade creditors. Fair value movements on provisionally priced sale contracts are disclosed as other revenue in the Group’s results. The Group’s exposure at 30 June 2024 to the impact of movements in commodity prices on provisionally invoiced sales related to spodumene concentrate.
At 30 June 2024, the Group held approximately 27,400 dry metric tonnes of spodumene concentrate inventory that was provisionally priced (2023: Nil). The final price of these sales will be determined in August 2024. A 10 per cent change in the realised price of the commodity, with all other factors held constant, would increase or decrease profit or loss after tax by $2.5 million (2023: Nil).
(b)	Liquidity risk
Liquidity risk is the risk that the Group may not be able to settle or meet its obligations as they fall due. This risk is managed by ensuring, to the extent possible, that there is sufficient liquidity in place, without incurring unacceptable losses or risking damage to the Group’s reputation.
The entities in the Group are funded by a combination of cash generated by the Group’s operations, long-term funding and intercompany loans provided by the Group. Long-term funding is primarily through equity sources.
To manage the risk, the Group maintains the following financing facilities:

	Available $’000	Used $’000	Unused $’000
At-the-Market Subscription Agreement (ATM)(1)	200,000	6,450	193,550

(1)
On 29 October 2019, the Company entered into an At-the-Market Subscription Agreement (ATM) (previously referred to as a Controlled Placement Agreement (CPA)) with Acuity Capital, expiring on 31 January 2022. On 29 April 2021, the parties agreed to increase the ATM limit from $3 million to $15 million and extend the expiry date to 31 July 2023. On 1 March 2022, the Company announced it had agreed to increase the ATM limit to $50 million. On 5 August 2022, the parties agreed to further increase the ATM limit to $200 million and extend the expiry date to 31 July 2025.

To date, the Company has utilised the ATM to raise $6.45 million. The remaining standby equity capital available under the ATM is $193.55 million. The Company retains full control of all aspects of the placement process. There are no requirements on the Company to utilise the facility and it may terminate the Agreement at any time, without cost or penalty.

Financial asset and financial liability maturity analysis
The following table shows an undiscounted contractual maturity analysis for financial assets and financial liabilities and reflects management’s expectations with respect to realisation of financial assets and financial liabilities and timing of termination:

Year ended 30 June 2024	Weighted average interest rate %	1 year or less $’000	1 to 5 years $’000	More than 5 years $’000	Total $’000
Financial assets
Cash and cash equivalents	4.34%	90,624	—	—	90,624
Trade and other receivables	—	11,877	—	—	11,877
Other financial assets	—	—	—	740	740
Other assets	2.50%	18,530	—	—	18,530
Total financial assets		121,031	—	740	121,771
Financial liabilities
Trade and other payables	—	60,876	—	—	60,876
Interest bearing liabilities	5.00%	12,672	12,533	—	25,205
Lease liabilities	9.69%	2,798	2,617	—	5,415
Other liabilities	—	—	—	12,007	12,007
Total financial liabilities		76,346	15,150	12,007	103,503
Net financial instruments		44,685	(15,150)	(11,267)	18,268

Year ended 30 June 2023
Financial assets
Cash and cash equivalents	2.68%	211,119	—	—	211,119
Trade and other receivables	—	888	—	—	888
Other financial assets	—	—	—	12,943	12,943
Other assets	2.69%	31,993	—	—	31,993
Total financial assets		244,000	—	12,943	256,943
Financial liabilities
Trade and other payables	—	29,497	—	—	29,497
Interest bearing liabilities	5.00%	—	112	24,849	24,961
Lease liabilities	9.74%	1,944	4,309	—	6,253
Other liabilities	—	—	—	13,956	13,956
Total financial liabilities		31,441	4,421	38,805	74,667
Net financial instruments		212,559	(4,421)	(25,862)	182,276

(c)	Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises from exposures to deposits with financial institutions, trade and other receivables and deposits. Management monitors credit risk by actively assessing the rating quality and liquidity of counterparties.
The Group’s maximum exposure to credit risk at reporting date is $17.4 million (2023: $10.9 million).
(d)	Fair values
The Group measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis after initial recognition, depending on the requirements of the applicable Accounting Standard.
Fair value is the price the Group would receive to sell an asset or would pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.

The fair value of cash and cash equivalents and non-interest bearing financial assets and liabilities approximates their carrying value due to their short-term maturity.
The aggregate fair values and carrying values of financial assets and liabilities are disclosed in the Consolidated Statement of Financial Position. Fair values are materially in line with carrying values.
Fair value measurement
The carrying value of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.
The Group applies the following hierarchy for financial assets and liabilities carried at fair value:

Fair value hierarchy	Valuation inputs
Level 1	Based on unadjusted quoted prices in active markets for identical financial assets and liabilities.
Level 2
Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

Level 3	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

Where the carrying value of financial assets and liabilities do not approximate their fair value, the fair value has been measured based on inputs in the hierarchy as follows:

At 30 June 2024	Level 1 $’000	Level 2 $’000	Level 3 $’000	Total $’000
Other financial assets designated at FVOCI	740	—	—	740
Trade and other payables	—	(6,505)	—	(6,505)
Total	740	(6,505)	—	(5,765)

At 30 June 2023
Other financial assets designated at FVOCI	12,943	—	—	12,943
Total	12,943	—	—	12,943

The following table shows the valuation techniques used in measuring Level 2 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other payables – provisional pricing adjustment	Market-based pricing	Market-based pricing indices	The estimated fair value would increase (decrease) if the market-based pricing were lower (higher).

The Group did not measure any financial assets or liabilities at fair value on a non-recurring basis as at 30 June 2024. There were no transfers between levels of the hierarchy during the year.

(e)	Changes in liabilities from financing activities
The movement in the Group’s liabilities from financing activities during the year is as follows:

Year ended 30 June 2024	Interest bearing liabilities $’000	Preference shares $’000	Lease liabilities $’000	Total $’000
At the beginning of the financial year	112	24,849	6,253	31,214
Cash movements	(112)	—	(3,280)	(3,392)
Other non-cash movements	—	356	2,442	2,798
At the end of the financial year	—	25,205	5,415	30,620

Year ended 30 June 2023
At the beginning of the financial year	—	23,462	10	23,472
Cash movements	110	—	(776)	(666)
Other non-cash movements	2	1,387	7,019	8,408
At the end of the financial year	112	24,849	6,253	31,214

24.	Share Capital
Ordinary shares
Ordinary shares are classified as equity. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of ordinary shares are recognised in equity as a reduction of the share proceeds received.
Where share application monies have been received but the shares have not been issued, these monies are shown as a payable in the Consolidated Statement of Financial Position.
The movement in fully paid ordinary shares during the year is as follows:

	2024 No. shares	2023 No. shares	2024 $’000	2023 $’000
At the beginning of the financial year	10,039,138,024	8,246,752,670	756,744	504,255
Shares issued	244,157,990	1,792,385,354	37,399	262,448
Transfers and other movements(1)	10,000,000	—	1,750	—
Transaction costs associated with share issues	—	—	(120)	(9,959)
At the end of the financial year	10,293,296,014	10,039,138,024	795,773	756,744

(1)	Amounts reported relate to equity awards granted to Mr Brett Lynch following shareholder approval at the Extraordinary General Meeting on 17 July 2023.
Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders’ meetings, each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.
The Company does not have authorised capital or par value in respect of its issued shares.
(a)	Significant share issues during the year
On 19 July 2023, the Group completed the second tranche of a $200 million placement to institutional, professional and sophisticated investors, resulting in the issuance of 170,726,221 fully paid ordinary shares at an issue price of $0.18 per share for aggregate gross proceeds of $30.7 million.
Options
Options are classified as equity and issue proceeds are taken up in the share based payments reserve. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of options are recognised in equity as a reduction of the option proceeds received.

The movement in options during the year is as follows:

	Listed options		Unlisted options
	2024 No. options	2023 No. options	2024 No. options	2023 No. options
At the beginning of the financial year	—	308,290,518	42,234,482	42,000,000
Granted during the year	—	—	10,000,000	6,234,482
Exercised during the year	—	(304,196,342)	(40,000,000)	(6,000,000)
Forfeited/lapsed during the year	—	(4,094,176)	—	—
At the end of the financial year	—	—	12,234,482	42,234,482

Capital management policy
The Group has been funded predominantly by equity up to the date of this report. Management controls the capital of the Group with the aim of creating long-term shareholder value and ensuring the Group can fund its operations and continue as a going concern. The Group’s capital is managed by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and market conditions.
None of the Group’s entities are currently subject to externally imposed capital requirements. In addition, there were no changes in the Group’s approach to capital management during the year.
25.	Reserves

Year ended 30 June 2024	Financial asset reserve $’000	Foreign currency translation reserve $’000	Share based payments reserve $’000	Total $’000
At the beginning of the financial year	(1,544)	8,327	5,990	12,773
Financial assets at fair value through other comprehensive income	3,827	—	—	3,827
Foreign exchange differences on translation of foreign operations	—	(19,170)	—	(19,170)
Share based payments	—	—	96	96
Transfers and other movements	(4,022)	—	(5,495)	(9,517)
At the end of the financial year	(1,739)	(10,843)	591	(11,991)

Year ended 30 June 2023
At the beginning of the financial year	—	11,789	1,762	13,551
Financial assets at fair value through other comprehensive income	(1,544)	—	—	(1,544)
Foreign exchange differences on translation of foreign operations	—	(3,462)	—	(3,462)
Share based payments	—	—	4,320	4,320
Transfers and other movements	—	—	(92)	(92)
At the end of the financial year	(1,544)	8,327	5,990	12,773

Financial asset reserve
The financial asset reserve represents the revaluation of financial assets recognised at fair value through other comprehensive income (FVOCI). The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised.
Foreign currency translation reserve
Exchange differences arising on translation of foreign operations are recognised in Consolidated Statement of Other Comprehensive Income and accumulated in a separate reserve within equity. The cumulative amount is transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation.
Share based payments reserve
The share based payments reserve represents the fair value of share based payments provided to both employees and non-employees. Refer to Note 30 for details on share based payments.

Group and Related Party Information This section contains information on the structure and related parties of the Group and how it affects the financial performance and position of the Group.
26.	Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists where the Company is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company has power over the subsidiary when it has existing rights to direct the relevant activities of the subsidiary which are those which significantly affect the subsidiary’s returns. The financial statements of subsidiaries are included in the consolidated financial statements for the period they are controlled.
The subsidiaries of the Group at the reporting date are as follows:

			Ownership interest
Subsidiaries	Country of incorporation	Principal activity	2024%	2023%
9474-9454 Québec Inc.	Canada	Exploration	100	100
North American Lithium Inc.(1)	Canada	Lithium mining and processing	75	75
Sayona East Kimberley Pty Ltd	Australia	Exploration	100	100
Sayona Inc.	Canada	Administrative, management and support services	100	100
Sayona International Pty Ltd	Australia	Investment holding company	100	100
Sayona Lithium Pty Ltd	Australia	Exploration	100	100
Sayona North Inc.	Canada	Exploration	100	100
Sayona Québec Inc.(1)	Canada	Investment holding company	75	75

(1)	Non-controlling ownership interest of 25 per cent is held by Piedmont Lithium Québec Holdings Inc.
27.	Interests in Joint Arrangements
The Group’s interests in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
Joint arrangements represent the contractual sharing of control between two or more parties in a business venture where decisions about the relevant activities of the arrangement (those that significantly affect the returns of the business venture) require the unanimous consent of the parties sharing control.
The Group has interests in the following joint arrangements at reporting date:

			Ownership interest
Project	Country	Counterparty	2024%	2023%
Moblan Lithium Project(1)	Canada	Investissement Québec	60	60
Morella Lithium Joint Venture(2)	Australia	Morella Corporation Limited	49	49
Vallée Lithium Project(3)	Canada	Consolidated Lithium Metals Inc.	25	—

(1)
On 15 October 2021, the Group acquired a 60 per cent interest in the Moblan Lithium Project, a drilling deposit host to high grade spodumene mineralisation. The project is 40 per cent owned by Investissement Québec. Whilst a majority ownership interest may indicate that the Group controls the Moblan Lithium Project, the contractual terms of the arrangement result in a sharing of control as decisions over the relevant activities require unanimous consent of the joint venture partners. As a result of having shared control, the Moblan Lithium Project is accounted for as a joint arrangement.

(2)
On 1 November 2022, Morella Corporation Limited satisfied the requirements under the Earn-In Agreement relating to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the agreement, Morella Corporation Limited was required to spend $1.5 million on exploration within three years in order to earn a 51 per cent interest in the project. The Joint Venture Agreement was executed on 15 July 2024.

(3)
On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement relating to the assets and mineral rights of the Vallée Lithium Project located in Québec, Canada. Under the agreement, North American Lithium Inc. was required to spend C$4.0 million on exploration within a twelve month period to earn a 25 per cent interest in the project.

The above interests represent arrangements in which the parties maintain direct interests in each asset, and obligations for the liabilities, relating to the arrangement. The Group’s interest in the assets and liabilities, revenue and expenses of joint operations are included in the respective line items of the consolidated financial statements.
28.	Related Party Transactions
(a)	Parent entity
The ultimate parent entity of the Group is Sayona Mining Limited, which is incorporated and domiciled in Australia.
The registered office of the Company is Level 28, 10 Eagle Street, Brisbane QLD 4000.
(b)	Subsidiaries, joint ventures and associates
The Group’s interests in subsidiaries, joint ventures and associates are disclosed in Note 26 and Note 27.
(c)	Key management personnel compensation

	2024 $’000	2023 $’000
Short-term employee benefits	2,336	2,469
Post-employment benefits	84	88
Termination benefits	1,319	—
Share based payments	—	2,221
Total key management personnel compensation	3,739	4,778

(d)	Key management personnel transactions
Excluding the compensation of key management personnel above, there were no transactions with key management personnel during the reporting period (2023: Nil).
(e)	Transactions with related parties

	2024 $’000	2023 $’000
Transactions with related parties
Sales of goods and services	90,743	18,955
Purchases of goods and services	127	156
Interest expense	—	1,177
Net increase (decrease) in other amounts owing with related parties	—	(11,835)
Net increase (decrease) in loans with related parties	(87)	87
Proceeds from related parties	26,878	77,806
Outstanding balances with related parties
Trade and sundry amounts owing to related parties	702	34
Trade and sundry amounts owing from related parties	6,100	44
Other amounts owing to related parties	—	25,529
Loan amounts owing from related parties	—	87

Transactions between related parties are at market prices or on normal commercial terms, no more favourable to the Group than those arranged with third parties.
The Board has determined that the value of the services provided from related parties is not sufficiently material to interfere with the Directors’ capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Group as a whole, rather than in the interests of an individual security holder or other party.

Other Disclosures
This section contains other information that must be disclosed to comply with accounting standards and other pronouncements but is not considered critical in understanding the financial performance or position of the Group.
29.	Auditor’s Remuneration

	2024 $’000	2023 $’000
Fees paid and payable to the Group’s auditor for assurance services
Audit and review of financial statements	395	327
Other assurance services	3	—
Total auditor’s remuneration	398	327

30.	Share Based Payments
The Group uses shares and options to settle liabilities. Share based payments to employees are measured at the fair value of the instruments issued and amortised over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.
(a)	Description of share based payment arrangements
The Group had the following share based payment arrangement in place as at 30 June 2024:
Employee Share and Option Plan
On 16 November 2022, the Group established an Employee Share and Option Plan which enables the grant of performance rights and options to key management personnel and other senior managers. Invitation to participate in the plan is at the absolute discretion of the Board.
The key terms and conditions related to grants under the plan are as follows:
•	the Board retains discretion to make decisions on the plan and set or amend terms and conditions; and
•	the vesting of performance rights and options will be conditional on the satisfaction of all vesting conditions attaching to the performance rights and options.
(b)	Reconciliation of outstanding equity rights

	Equity rights at beginning of the year	Granted during the year	Vested during the year	Forfeited/ lapsed during the year	Equity rights at end of the year
FY22 Performance Rights(1)	4,894,986	—	—	(4,894,986)	—
FY23 Performance Rights(2)	8,559,808	10,000,000	(10,000,000)	(8,559,808)	—
Total outstanding equity rights	13,454,794	10,000,000	(10,000,000)	(13,454,794)	—

(1)	FY22 Performance Rights relate to equity rights granted to employees on 27 January 2022, subject to the achievement of specific performance measures. All rights were forfeited during the year.
(2)	FY23 Performance Rights relate to:
(a)
equity rights granted to Mr. Guy Belleau on 1 January 2023, subject to the achievement of specific performance measures over the period from 1 January 2023 to 30 June 2027. The rights were forfeited on termination of Mr. Guy Belleau during the year; and

(b)	equity rights granted to Mr. Brett Lynch following shareholder approval at the Extraordinary General Meeting on 17 July 2023. Vesting occurred on the grant date.
Equity rights are issued for nil consideration and take the form of rights to receive one fully paid ordinary share in Sayona Mining Limited for each right granted, subject to performance and/or service conditions being met. Equity rights do not confer any dividend or voting rights until they convert into fully paid ordinary shares at vesting. In addition, equity rights do not confer any rights to participate in a share issue.

(c)	Reconciliation of outstanding options

	Equity rights at beginning of the year	Granted during the year	Exercised during the year	Forfeited/ lapsed during the year	Equity rights at end of the year
Non-recurring awards
Equity-settled services(1)	2,234,482	—	—	—	2,234,482
FY22 Performance Rights(2)	40,000,000	—	(40,000,000)	—	—
FY23 Performance Rights(3)	—	10,000,000	—	—	10,000,000
Total outstanding options	42,234,482	10,000,000	(40,000,000)	—	12,234,482

(1)
Outstanding equity-settled services relate to options granted to Jett Capital Advisors, LLC in respect of corporate advisory services undertaken for the Group. Options were granted on 28 November 2022 at an exercise price of $0.1825, expiring on 28 November 2025.

(2)
FY22 Performance Rights relate to options granted to KMP. Options were granted on 28 January 2022 at an exercise price of $0.1500, expiring on 28 July 2023. All options were exercised in July 2023, resulting in cash proceeds of $6.0 million.

(3)
FY23 Performance Rights relate to options granted to KMP. Options were granted on 17 July 2023 at an exercise price of $0.1500, expiring on 17 July 2024. All outstanding options were not exercised and subsequently lapsed on 17 July 2024.

Options do not confer any dividend or voting rights until they convert into fully paid ordinary shares. Each option is entitled to be converted into one ordinary share in Sayona Mining Limited. The fair value of options is determined using the Black Scholes valuation model which incorporates all market vesting conditions.
31.	Commitments
The following commitments exist at balance date but have not been brought to account:

	2024 $’000	2023 $’000
Capital expenditure commitments	14,799	79,438
Exploration expenditure commitments(1)	5,995	904
Other contractual commitments	27,224	8,300
Total commitments	48,018	88,642

(1)
The Group must meet minimum expenditure commitments on granted exploration tenements to maintain those tenements in good standing. If the relevant tenement is relinquished, the expenditure commitment also ceases.

32.	Contingent Assets and Liabilities
There were no material contingent assets or liabilities at the end of the reporting period (2023: Nil).
33.	Subsequent Events
Proposed Merger Transaction
On 19 November 2024, a proposed merger transaction was announced between Sayona Mining Limited (“Sayona”) and Piedmont Lithium Inc. (“Piedmont”) following the signing of a definitive agreement (“Merger Agreement”) to combine the two companies, resulting in Sayona being the ultimate parent entity (“MergeCo”). The transaction is expected to close in the first half of calendar 2025, with completion subject to shareholder approval for both companies, regulatory approval, and other customary conditions for a transaction of this nature.
Under the terms of the Transaction, existing holders of Piedmont Lithium shares of common stock will receive Sayona American depository shares corresponding to 527 Sayona ordinary shares for each Piedmont Lithium share of common stock held. Existing holders of Piedmont Lithium CHESS Depository Interests (“CDIs”) will receive 5.27 Sayona Mining Limited ASX listed ordinary shares (instead of an ADS) for each Piedmont Lithium CDI held.
The transaction will result in an ownership of MergeCo to be split approximately 50:50 on a fully diluted basis immediately post-merger and prior to the conditional equity placements noted below.

The primary reasons for the business combination are:
•	create a leading North American hard rock lithium producer with geographically advantaged spodumene resources of global scale;
•	consolidate North American Lithium offtake economics and remove contractual complexities;
•	deliver lower operating costs through a simplified corporate structure and realisation of synergies; and
•	unlock the potential for significant brownfield expansion through a unified ownership of North American Lithium.
Given the transaction is subject to approval, the preliminary purchase price allocation has not yet been calculated as of the date of this report.
As at 30 June 2024, Piedmont held a 25 per cent interest in Sayona Québec Inc. (Sayona: 75 per cent), which is represented as a non-controlling equity interest in the Consolidated Statement of Financial Position.
Proposed Equity Financing
On 19 November 2024, concurrent to the announcement of the proposed merger transaction, the Group announced a proposed equity financing plan.
As part of the plan, the following placements will occur prior to the effective date of the proposed merger transaction:
•	Sayona Unconditional Placement
○	Fully underwritten unconditional institutional placement to raise $40.0 million (before costs) through the issue of 1,250.0 million new shares in Sayona Mining Limited.
○
Offer price of $0.032 per share, representing a 15.8 per cent discount to the last closing price of ordinary fully paid shares in Sayona Mining Limited traded on the Australian Securities Exchange (ASX) on Monday 18 November 2024 ($0.038 per share), and an 8.7 per cent discount to the five day volume weighted average price of $0.035 per share.

•	Piedmont Placement
○
Equity placement of approximately US$27 million (approximately $40 million) (before costs) at an offer price of $0.168 per new CHESS Depository Interest (CDI), representing a beneficial interest in one hundredth of a share of common stock in Piedmont Lithium Inc.

Both the Sayona Unconditional Placement and Piedmont Placement were fully subscribed on 20 November 2024.
In addition, the following placements are being undertaken subject to the completion of the proposed merger transaction:
•	MergeCo Conditional Placement
○
RCF, a leading critical minerals and mining-focused global investment firm, has entered into a subscription agreement to acquire shares under the conditional placement totalling approximately $69 million, subject to Sayona shareholder approval at an Extraordinary General Meeting for the purposes of ASX Listing Rules, completion of the transaction in accordance with the terms and conditions of the Merger Agreement, and other customary conditions.

○	Offer price at the same price as the Sayona Unconditional Placement.
•	Potential Follow On Placement
○	Conditional on closing of the transaction, MergeCo is considering undertaking an offer to raise up to approximately $22.5 million to eligible non-institutional MergeCo securityholders.
No other matters or circumstances have arisen since the end of the financial year that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent financial years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sayona Mining Limited (the Group) as of 30 June 2023 and 30 June 2024, and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended 30 June 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of 30 June 2023 and 30 June 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2024, in conformity with International Financial Reporting Standards.
Basis for Opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Gregory Godwin
GREGORY GODWIN
PARTNER
MOORE AUSTRALIA AUDIT (WA)
Signed at Perth this 2nd day of December 2024.
Moore Australia Audit (WA) – ABN 16 874 357 907.
An independent member of Moore Global Network Limited - members in principal cities throughout the world. Liability limited by a scheme approved under Professional Standards Legislation.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER

among

SAYONA MINING LIMITED,

SHOCK MERGECO INC.

and

PIEDMONT LITHIUM INC.

Dated as of November 18, 2024

A-i

A-ii

Annex A	Form of Power Support Agreement
Annex B	Form of Certificate of Incorporation of the Surviving Corporation
Annex C	Form of Certificate of Merger

A-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER is dated as of November 18, 2024 (this “Agreement”), and is among Sayona Mining Limited, an Australian public company limited by shares (“Shock”), Shock MergeCo Inc., a Delaware corporation and a wholly owned Subsidiary of Shock (“Merger Sub”), and Piedmont Lithium Inc., a Delaware corporation (“Power”).
WHEREAS, the Board of Directors of Power (the “Power Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger (as defined below), are in the best interests of, the holders of Power Common Stock (as defined below), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved, subject to the provisions of this Agreement (including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event), to recommend that the holders of Power Common Stock adopt and approve this Agreement (in each case, as defined below);
WHEREAS, the Board of Directors of Shock (the “Shock Board”), at a meeting duly called and held by unanimous vote, (i) approved this Agreement and the transactions contemplated hereby, including the Merger, the issuance of the ordinary shares in the capital of Shock (“Shock Ordinary Shares”) and American depositary shares representing Shock Ordinary Shares (“Shock ADSs”) (including the Shock Ordinary Shares underlying the Shock ADSs) in the Merger pursuant to this Agreement (the “Shock Share Issuance”) and the Closing Equity Raise (as defined below), and (ii) resolved, subject to the provisions of this Agreement (including those relating to a Shock Change of Recommendation, a Shock Superior Proposal or a Shock Intervening Event), to recommend that the holders of Shock Ordinary Shares vote in favor of the approval of the Shock Shareholder Matters (in each case, as defined below);
WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of, Merger Sub and its sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;
WHEREAS, immediately following the execution of this Agreement by each of the parties hereto, Shock, as the sole stockholder of Merger Sub, shall execute and deliver a consent to adopt this Agreement pursuant to Section 228 of the Delaware General Corporation Law (the “DGCL”);
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Shock’s willingness to enter into this Agreement, the directors of Power listed on Section A of Power Disclosure Letter have entered into support agreements, dated as of the date of this Agreement, in the form attached hereto as Annex A, pursuant to which such directors have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Power in favor of the Merger (collectively, the “Power Support Agreements”);
WHEREAS, substantially concurrently with the entry into this Agreement, (A) Shock and certain investors will subscribe for approximately AU$69,000,000 of Shock Ordinary Shares, conditional upon the Closing (as defined below) and to be consummated after the Closing and (B) Shock has announced that it may offer to eligible holders of Shock Ordinary Shares, including U.S. holders of Shock Ordinary Shares, as at a record date after the Closing, the right to purchase Shock Ordinary Shares, conditional upon the Closing and to be consummated after the Closing (the transactions contemplated by clauses (A) and (B), the “Closing Equity Raise”, and the Shock Ordinary Shares to be issued thereunder, the “Closing Equity Raise Shares”);
WHEREAS, Shock, Merger Sub and Power desire to effect a strategic business combination on the terms and subject to the conditions set forth herein; and
WHEREAS, for U.S. federal and applicable state and local income tax purposes, it is intended that (i) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) Power, Merger Sub, and Shock be a “party to the reorganization” within the meaning of Section 368(b) of the Code, (iii) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and (iv) the Merger not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Shock following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)) (the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Shock, Merger Sub and Power agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.1 Certain Definitions. As used in this Agreement, the following capitalized terms shall have the following meanings:
“AAS” means the accounting principles generally accepted in Australia.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.
“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (c), (k), (m) or (o) of the Code or Section 4001 of ERISA.
“ASIC” means the Australian Securities and Investments Commission.
“ASIC Relief or Requirements” means the Shock Share Issuance ASIC Relief or Requirements and the Closing Equity Raise ASIC Requirements.
“ASX” means ASX Limited ABN 98 008 624 691 and the market operated by it, as the context requires.
“ASX Listing Rules” means the official listing rules of ASX, including any variation, consolidation or replacement of such rules, in each case subject to any waiver or exemption granted to the compliance of those rules by a Party.
“ASX Settlement Rules” means the operating rules of the settlement facility provided by ASX Settlement Pty Ltd (ABN 49 008 504 532).
“Australian Disclosure Document” means, as the context requires: (a) the Issuing Document, including where the Issuing Document is delivered as a prospectus under Chapter 6D of the Corporations Act required to implement the Shock Share Issuance, or (b) a document required to comply with Chapter 6D of the Corporations Act to implement the Closing Equity Raise, including prospectus or ‘cleansing notice’ (at Shock’s election, subject to compliance with law), and in each case to the extent modified or exempted in accordance with any relief instruments issued by ASIC and together with any amendments or supplements thereto.
“Australian Environmental Laws” means any Law of the State of Western Australia or the Commonwealth of Australia relating to the protection of the environment, including the Environmental Protection Act 1986 (WA), the Dangerous Goods Safety Act 2004 (WA), the Contaminated Sites Act 2003 (WA) and the Rights in Water and Irrigation Act 1914 (WA) and any other law (i) relating to the storage, handling or transportation of any waste, dangerous substance or hazardous materials; (ii) relating to environmental harm, pollution or contamination or land; or (iii) that has as one of its purposes or effects the protection of the environment.
“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Bribery Legislation” means any and all of the following: the FCPA; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada); the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the U.K. Bribery Act of 2010; the Proceeds of Crime Act

2002; the Criminal Code Act 1995 (Cth); criminal laws of Australian states and territories; and any anti-bribery, anti-corruption and/or anti-money laundering Laws prohibiting bribery and corruption in either the public or private sector of any jurisdiction in which Power or Shock (or any of their respective Subsidiaries) operate.
“Business Day” means a day ending at 11:59 p.m. (New York, New York time) other than a Saturday, Sunday, or a day on which banks in the State of New York, United States, are authorized or obligated to be closed, or a public holiday in the State of Queensland, Australia.
“Cause” shall have the meaning set forth on Section 3.2 of the Power Disclosure Letter.
“CDI Depositary” means CHESS Depositary Nominees Pty Ltd ACN 071 346 506.
“CFIUS” means the Committee on Foreign Investment in the United States.
“CFIUS Approval” means (a) the parties have received written notice from CFIUS that: (i) CFIUS has concluded that none of the Transactions is a “covered transaction” as defined in the DPA; or (ii) CFIUS has issued a written notice that it has completed an assessment, review or investigation pursuant to the DPA with respect to the Transactions, and has concluded all action under the DPA; or (b) CFIUS has sent a report to the President of the United States requesting the President’s decision and (i) the President has announced a decision not to take any action to suspend or prohibit the Transactions or (ii) having received a report from CFIUS requesting the President’s decision, the President has not announced or taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.
“CFIUS Notice” means a notice filing with respect to the Transactions submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.
“Closing Equity Raise ASIC Requirements” means the requirements under section 708A of the Corporations Act in order to implement the Closing Equity Raise (including Shock issuing a cleansing notice), or (in the event that those requirements are not met by Shock) filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, of a prospectus under Chapter 6D of the Corporations Act.
“Confidentiality Agreement” means the confidentiality deed between Shock and Power in relation to the Transactions.
“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.
“Contract” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation oral or written, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.
“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Corporations Act” means the Australian Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time.
“De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis.
“Depositary Bank” means a bank of national reputation in the United States, in its capacity as depositary for the Shock ADSs, reasonably acceptable to the Parties.
“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, (codified at 50 U.S.C. § 4565) and the regulations promulgated thereunder, codified at 31 C.F.R. Parts 800 to 802.
“DTC” means The Depository Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other compensation or employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person, except for statutory plans in Canada to or in which an employer is required by law to contribute or participate.
“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests (including any ‘security interests’ within the meaning of section 12 of the Australian Personal Property Securities Ac 2009 (Cth)), restrictions (including restrictions on the use or exploitation of assets), rights of first refusal, defects or imperfections in title, prior assignment, license, sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).
“Environmental Claim” means any Proceeding by any Governmental Entity or any other Person relating to (a) Environmental Laws, (b) Remedial Actions or (c) any Release or threatened Release of, or exposure to, a Hazardous Material.
“Environmental Laws” means any and all applicable Laws relating to (a) pollution (prevention or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater or subsurface strata), (b) solid, gaseous, or liquid waste generation, handling, treatment, storage, disposal or transportation, and (c) exposure to hazardous, toxic or other substances alleged to be harmful. The term “Environmental Law” shall include, but not be limited to, the following statutes, as amended, and the regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Clean Water Act, 33 U.S.C. §§ 1251 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§ 11001 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq., the Federal Mine Safety & Health Act, 30 U.S.C. §§ 801 et seq. and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), 42 U.S.C. §§ 9601 et seq., the Australian Environmental Laws, and any other Laws similar thereto as of the Closing Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA.
“Ex-Im Laws” means all Laws relating to the exportation, re-exportation, transfer, possession, examination, or importation of goods subject to controls, including the International Traffic in Arms Regulations administered by the U.S. Department of State, the Export Administration Regulations administered by the U.S. Department of Commerce, and the customs and importation Laws administered by U.S. Customs and Border Protection, the Canada Border Services Agency, or Global Affairs Canada, and similar Laws of Australia, the European Union, the United Kingdom, and any other relevant jurisdiction, including laws related to customs compliance and tariffs, forced labor or child labor, and trade remedies.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Ratio” means 527.
“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.
“Filing Office” means the Division of Corporations of the Delaware Department of State.

“GAAP” means the accounting principles generally accepted in the United States.
“Good Reason” shall have the meaning set forth on Section 3.2 of the Power Disclosure Letter.
“Government Official” means any person who holds a legislative, administrative or judicial position of a Governmental Entity, any officer, employee, agent, contractor, or representative of any Governmental Entity, of a political party, or of a public international organization, or any person performing duties or functions or acting as a member or in an official capacity for or on behalf of any such Governmental Entity, for or on behalf of any such political party, or for or on behalf of any such public international organization; or an individual performing public duties or functions for a Governmental Entity, holding an official position as a result of local custom or standing or nominated as a candidate to be a Government Official or acting (or holding themselves out) as an authorized intermediary of a Government Official.
“Governmental Entity” means any United States, Australian, Canadian or other non-United States, non-Australian or non-Canadian national, federal, state, county, municipal, indigenous or local government, or other governmental or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, arbitral, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body, or any government owned or controlled entity or enterprise, including, without limitation, the ASX and the Takeovers Panel.
“Hazardous Materials” means any (a) substance, material or waste designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Laws; and (b) asbestos or asbestos-containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances (PFAS) or radon.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“ICA” means the Investment Canada Act, as amended (Canada), and the regulations promulgated thereunder.
“ICA Approval” means that more than forty-five (45) days shall have elapsed from the time that the Minister has certified the ICA notification as complete and the parties shall not have received a notice under section 25.2(1) of the ICA or an order under section 25.3(1) of the ICA in relation to the Transactions or, if such a notice or order has been received, the parties have subsequently received one of the following notices: (i) a notice under section 25.2(4)(a) of the ICA indicating that a review of the Transactions on the grounds of national security shall not be made, (ii) a notice under section 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the Transactions or (iii) a notice pursuant to section 25.4 regarding an order under section 25.4(1)(b) of the ICA authorizing the Transactions.
“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP or AAS (as applicable to such Person); and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.
“Independent” means, (a) with respect to a Designated Power Director, a determination by the Power Board that such individual is independent, and (b) with respect to a Designated Shock Director, a determination by the Shock Board that such individual is independent.
“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof, (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s and registered business names, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby), (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof, (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable, (e) Internet domain names and URLs and (f) all other intellectual property, industrial or proprietary rights.
“Issuing Document” means the document required to be distributed to Australian resident holders of Power Common Stock to implement the Shock Share Issuance, which is planned by the Parties to be in the form of the Registration Statement together with, if required by ASIC, an Australian wrapper, subject to any ASIC Relief or Requirements and as amended or supplemented, in each case, as applicable.
“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.
“ITA” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.
“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
“knowledge” means the actual knowledge of: (a) in the case of Power, the individuals listed in Section 1.1-knowledge of the Power Disclosure Letter; and (b) in the case of Shock, the individuals listed in Section 1.1-knowledge of the Shock Disclosure Letter.
“Law” means any applicable laws, rules, statutes, regulations, any governmental order or binding agreement with any Governmental Entity, ordinance, code, judgment, order, treaty, convention, governmental directive, other legally enforceable requirement, other pronouncement of any Governmental Entity having the effect of law (including common law), or a stock exchange rule.
“Material Adverse Effect” means, when used with respect to either Power or Shock, any fact, circumstance, effect, change, condition, event or development (“Effect”) that, individually or in the aggregate, (a) materially prevents, impairs or delays the ability of such Party to perform its obligations under this Agreement or to consummate the Merger on or prior to the End Date or would reasonably be expected to do so, or (b) has, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, for the purposes of the foregoing clause (b), no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:
(i) general economic conditions (or changes in such conditions) or changes in global or national economic conditions generally;
(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;
(iii) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);
(iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v) acts of god or force majeure events, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, epidemics, pandemics or weather conditions;
(vi) the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);
(vii) the fact that the Power Equity Raise or the Shock Equity Raise has not, or may not be, consummated, or that the Closing Equity Raise may not be consummated (it being understood that the facts or occurrences giving rise to or contributing to any such fact may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);
(viii) compliance with the terms of, or the taking of any action expressly required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable);
(ix) changes or prospective changes in Law or other legal or regulatory conditions, or the interpretation or enforcement thereof, or changes in GAAP, AAS or other accounting standards, JORC Code, NI 43-101, Subpart 1300 (or the interpretation or enforcement thereof), or that result from any action taken for the purpose of complying with any of the foregoing, or Effects arising out of any conversion or reconciliation among GAAP, AAS or other accounting standards, JORC Code, NI 43-101 and Subpart 1300;
(x) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or
(xi) with respect to Power, such matters as may be set forth on Section 1.1-Power MAE of the Power Disclosure Letter, and with respect to Shock, such matters as may be set forth on Section 1.1-Shock MAE of the Shock Disclosure Letter.
provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate impact shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur.
“Nasdaq” means the Nasdaq Capital Market or such other Nasdaq market on which Power Common Stock is then listed.
“NI 43-101” means Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, (d) with respect to an Australian company limited by shares, its constitution, and (e) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means: (a) when used with respect to Power, Shock and Merger Sub; and (b) when used with respect to Shock or Merger Sub, Power.
“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.
“Permits” means all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of any Governmental Entity.
“Permitted Encumbrances” means:
(a) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint venture agreements, stockholders agreements, Organizational Documents and other similar agreements and documents;
(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent;
(c) Encumbrances for Taxes or assessments not yet due and payable (or that may be paid without penalty) or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or AAS (as applicable);
(d) such Encumbrances as Power (in the case of Encumbrances with respect to properties or assets of Shock or its Subsidiaries) or Shock (in the case of Encumbrances with respect to properties or assets of Power or its Subsidiaries), as applicable, may have expressly waived in writing;
(e) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights or interests in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of Power or Shock, as applicable, or any of their respective Subsidiaries, that are of record and customarily granted in the lithium, gold or graphite (as applicable) mining industry and do not materially interfere with the operation, value or use of the property or asset affected;
(f) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing); or
(g) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to mining tenure or real property, including zoning, building or similar restrictions, which do not materially interfere with the operation, value or use of the property or asset affected.
“Person” means any individual, natural person, general or limited partnership, limited liability company, unlimited liability corporation, corporation, proprietorship, joint stock company, trust, estate, union, joint venture, Governmental Entity, association or unincorporated business organization, or any other form of business or professional entity.
“Personal Information” means any information that, alone or in combination with other information held by Power or any of its Subsidiaries, or Shock or any of its Subsidiaries, as applicable, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.
“Power Canadian Subsidiary” means a Subsidiary of Power that is a resident of Canada or subject to Part I tax in Canada for purposes of the ITA.
“Power CDIs” means CHESS Depositary Interests representing shares of Power Common Stock (in the ratio of one hundredth (1/100th) of a share of Power Common Stock to one (1) CDI).
“Power Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Shock or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, scheme of arrangement or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the

Exchange Act) of any business or assets of Power or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Power’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership or economic ownership or interest by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding shares of Power Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding shares of Power Common Stock entitled to vote on the election of directors, (c) any merger, scheme of arrangement, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Power, or any of its Subsidiaries that generated 20% or more of Power’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months or (d) otherwise requiring Power to abandon, or otherwise fail to proceed with, the Merger.
“Power Easements” means the easements, right of ways, servitudes and other similar interests granted to, or owned by, Power or any Subsidiary of Power.
“Power Equity Raise” means the issuance, following the date of this Agreement, of the Power Equity Raise Shares for an aggregate consideration not to exceed AU$40,000,010.40 on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter.
“Power Equity Raise Shares” means 2,380,953 shares of Power Common Stock represented by 238,095,300 Power CDIs.
“Power Intervening Event” means a development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Power Board prior to the execution of this Agreement that is material to Power and its Subsidiaries, taken as a whole (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable); provided, however, that in no event shall the following constitute a Power Intervening Event: (a) the receipt, existence or terms of an actual or possible Power Competing Proposal or Power Superior Proposal, (b) any Effect relating to Shock or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (c) any change, in and of itself, in the price or trading volume of shares of Power Common Stock or Shock Ordinary Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Power Intervening Event, to the extent otherwise permitted by this definition), (d) the fact that Power or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Power Intervening Event, to the extent otherwise permitted by this definition), (e) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts)), general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), (f) any opportunity to acquire (by merger, scheme of arrangement, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, or (g) the fact that the Power Equity Raise or the Shock Equity Raise has not, or may not be, consummated, or that the Closing Equity Raise may not be consummated (it being understood that the underlying facts giving rise or contributing to any such fact may constitute, or be taken into account in determining whether there has been a Power Intervening Event, to the extent otherwise permitted by this definition).
“Power Mining Rights” means the mining rights, permits, licenses, leases, claims or concessions (or similar) granted to, or owned by, Power or any Subsidiary of Power.
“Power Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Power or its Affiliates or with respect to which Power or its Affiliates have any liability.

“Power Stock Incentive Plan” means Power’s Stock Incentive Plan, effective March 31, 2021, as amended from time to time.
“Power Stockholder Approval” means the adoption and approval of this Agreement by the holders of a majority of the outstanding shares of Power Common Stock in accordance with the DGCL and the Organizational Documents of Power.
“Power Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Shock or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Power or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that constitute all or substantially all of the assets of Power and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (b) all or substantially all of the outstanding shares of Power Common Stock, in each case whether by way of merger, scheme of arrangement, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good-faith determination of the Power Board, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Power’s stockholders than the Merger and the Closing Equity Raise (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, regulatory aspects, the likelihood of termination, the timing or certainty of closing, the identity of the Person or Persons making the proposal, and any adjustments or revisions to the terms of this Agreement offered by Shock in response to such proposal or otherwise).
“Power Termination Fee” means US$2,620,000.
“Power Water Rights” means the water rights, permits, licenses, leases or concessions (or similar) granted to, or owned by, Power or any Subsidiary of Power.
“Proceeding” means any actual claim (including a claim of a violation of applicable Law, including Environmental Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.
“Release” means any releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, disposing or allowing the escape or migration of any Hazardous Material into the indoor or outdoor environment.
“Remedial Action” means all actions to (a) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials in the environment; (b) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material so it does not endanger or threaten to endanger human health or the environment; or (c) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release.
“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.
“Sanctioned Country” means a country or territory which is the subject or target of (a) comprehensive U.S. sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People’s Republic (DNR) and Luhansk People’s Republic (LNR) regions of Ukraine), (b) comprehensive Canadian sanctions (as of the date of this Agreement, Burma (Myanmar), Belarus, Iran, North Korea, Russia, Syria and the Crimea, Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine), (c) country-wide Australian autonomous sanctions (as of the date of this Agreement, North Korea, Syria, Russia and the Crimea, Sevastopol, Donetsk and Luhansk regions of Ukraine), or (d) country-wide UN Security Council Sanctions (as of the date of this Agreement, North Korea).

“Sanctioned Person” means any Person that is the subject or target of sanctions or other targeted restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any Person listed on any applicable sanctions- or export-related restricted party list, including the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, OFAC’s Consolidated Sanctions List, the U.S. Department of Commerce’s Denied Persons, Entity or Unverified Lists, the Consolidated Canadian Autonomous Sanctions List, the UK Sanctions List, the Australian Department of Foreign Affairs and Trade Consolidated List, the UN Security Council Consolidated List or the European Union Consolidated List of Financial Sanctions Targets; (b) any Person located, organized, or ordinarily resided in a Sanctioned Country; or (c) any other Person that is targeted by a restriction under Sanctions Laws or Ex-Im Laws as a result of a relationship of ownership, control, or agency with any Person(s) described in the foregoing clauses (a) or (b).
“Sanctions Laws” means all Laws relating to economic or trade sanctions administered or enforced by the United States (including by OFAC or the U.S. Department of State), Australia, Canada, the United Kingdom, the United Nations Security Council, the European Union, any European Union Member State or any other relevant Governmental Entity of a member state of the Organization for Economic Cooperation and Development.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Shock Ancillary Shareholder Matters” means each of (a) the issuance of Shock Ordinary Shares under the Closing Equity Raise, (b) consolidation of Shock Ordinary Shares after the Effective Time in accordance with section 254H of the Corporations Act pursuant to Section 6.6(b), and (c) a change of the name of Shock after the Effective Time pursuant to Section 6.6(b), in each case, as applicable.
“Shock Canadian Subsidiary” means a Subsidiary of Shock that is a resident of Canada or subject to Part I tax in Canada for purposes of the ITA.
“Shock Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Power or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, scheme of arrangement or otherwise) by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of any business or assets of Shock or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Shock’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership or economic ownership or interest by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding Shock Ordinary Shares or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Shock Ordinary Shares entitled to vote on the election of directors, (c) any merger, scheme of arrangement, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Shock, or any of its Subsidiaries that generated 20% or more of Shock’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or (d) otherwise requiring Shock to abandon, or otherwise fail to proceed with, the Merger.
“Shock Easements” means the easements, right of ways, servitudes and other similar interests granted, to, or owned by, Shock or any Subsidiary of Shock.
“Shock Employee” means an individual who is employed as of the Closing Date by Shock or a Subsidiary thereof and who remains employed by Shock or any of its Subsidiaries after the Closing Date.

“Shock Equity Raise” means the issuance, following the date of this Agreement, of the Shock Equity Raise Shares for the aggregate consideration not to exceed AU$40,000,000 on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter.
“Shock Equity Raise Shares” means 1,250,000,000 Shock Ordinary Shares.
“Shock Extraordinary General Meeting” means the extraordinary general meeting of the shareholders of Shock to consider the Shock Shareholder Matters (including any postponement, adjournment or recess thereof).
“Shock Historical Financials” means (a) a copy of the audited financial statements of Shock including footnotes as of and for each of the fiscal years ended June 30, 2023 and June 30, 2024, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Regulation S-X under the Securities Act and (b) an audit report containing an unqualified opinion on such financial statements, and stating that such audit has been conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”), from an independent auditor registered with the PCAOB and otherwise qualified to deliver an audit opinion on “issuer” financial statements, in each case, reasonably required to be included in the Registration Statement and/or the Proxy Statement.
“Shock Intervening Event” means a development or change in circumstance that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Shock Board prior to the execution of this Agreement that is material to Shock and its Subsidiaries, taken as a whole (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable); provided, however, that in no event shall the following constitute a Shock Intervening Event: (a) the receipt, existence or terms of an actual or possible Shock Competing Proposal or Shock Superior Proposal, (b) any Effect relating to Power or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (c) any change, in and of itself, in the price or trading volume of Shock Ordinary Shares or shares of Power Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Shock Intervening Event, to the extent otherwise permitted by this definition), (d) the fact that Shock or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Shock Intervening Event, to the extent otherwise permitted by this definition), (e) conditions (or changes in such conditions) in the lithium mining and chemicals industry (including changes in commodity prices (including changes in general market prices for lithium chemicals, lithium spodumene concentrate and related products (including pricing under futures contracts)), general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), (f) any opportunity to acquire (by merger, scheme of arrangement, joint venture, partnership, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, or (g) the fact that the Power Equity Raise or the Shock Equity Raise has not, or may not be, consummated, or that the Closing Equity Raise may not be consummated (it being understood that the underlying facts giving rise or contributing to any such fact may constitute, or be taken into account in determining whether there has been a Shock Intervening Event, to the extent otherwise permitted by this definition).
“Shock Mining Rights” means the mining rights, permits, licenses, leases, claims or concessions (or similar) granted to, or owned by, Shock or any Subsidiary of Shock.
“Shock Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Shock or its Affiliates or with respect to which Shock or its Affiliates have any liability.
“Shock Share Issuance ASIC Relief or Requirements” means any approvals, clearances or relief required from ASIC, or filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, required to implement the Shock Share Issuance and in order to distribute the Issuing Document to Australian resident holders of Power Common Stock, including relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Corporations Act.

“Shock Shareholder Approval” means the approval of the Shock Shareholder Matters by the requisite vote of holders of the Shock Ordinary Shares in accordance with the applicable Law, ASX Listing Rules and the Organizational Documents of Shock.
“Shock Shareholder Matters” means each of: (a) the Shock Share Issuance, and (b) any other matter that requires approval by shareholders of Shock under the Corporations Act or the ASX Listing Rules in order to implement the Merger.
“Shock Subpart 1300 Reports” means technical report summaries under Subpart 1300 and/or Regulation S-K Item 601(b)(96) reasonably required to declare Shock reserves and resources in the Registration Statement and/or the Proxy Statement.
“Shock Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Power or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Shock or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that constitute all or substantially all of the assets of Shock and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (b) all or substantially all of the outstanding Shock Ordinary Shares, in each case whether by way of merger, scheme of arrangement, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good-faith determination of the Shock Board, after consultation with its financial and legal advisors, if consummated, would result in a transaction more favorable to Shock’s shareholders than the Merger and the Closing Equity Raise (after taking into account the time likely to be required to consummate such proposal, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, regulatory aspects, the likelihood of termination, the timing or certainty of closing, the identity of the Person or Persons making the proposal, and any adjustments or revisions to the terms of this Agreement offered by Power in response to such proposal or otherwise).
“Shock Termination Fee” means US$2,620,000.
“Shock Water Rights” means the water rights, permits, licenses, leases or concessions (or similar) granted to, or owned by, Shock or any Subsidiary of Shock.
“Subpart 1300” means Subpart 1300 of Regulation S-K under the Securities Act.
“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.
“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL or similar Law.
“Takeovers Panel” means the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).
“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.
“Taxes” means any and all taxes, duties, levies, imposts, charges, fees or other assessments, in each case, in the nature of a tax of any kind, including income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, goods and services taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, whether disputed or not, including interest, penalties, and additions to tax imposed by any Governmental Entity with respect thereto.

“Threatened” means any demand or statement made in writing or any notice that has been given in writing that would lead a reasonable person to conclude that a Proceeding is a possible outcome of such demand, statement or notice.
“Transactions” means the Merger and the other transactions contemplated by this Agreement, including the Shock Share Issuance, and each other agreement to be executed and delivered in connection herewith and therewith (excluding, unless expressly indicated to the contrary herein, the Power Equity Raise, the Shock Equity Raise and the Closing Equity Raise).
“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.
“Willful and Material Breach,” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) will constitute a breach of this Agreement.
1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Adjusted Option Award	3.2(b)
Adjusted RSU Award	3.2(a)
ADR Facility	6.19
Agreement	Preamble
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Applicable Date	4.5(a)
Book-Entry Shares	3.3(b)(ii)
Capitalization Date	4.2(a)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Closing Equity Raise	Recitals
Closing Equity Raise Shares	Recitals
Code	Recitals
Converted Shares	3.1(b)(iii)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(c)
Deposit Agreement	6.19
Designated Power Directors	2.6(a)
Designated Shock Directors	2.6(a)
DGCL	Recitals
Effect	Definition of “Material Adverse Effect”
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.3
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Excluded Shares	3.1(b)(iii)
Form 8-A	6.16(c)
Form F-6	6.16(c)
Indemnified Liabilities	6.10(a)

Definition	Section
Definition	Section
Indemnified Persons	6.10(a)
Intended Tax Treatment	Recitals
Letter of Transmittal	3.3(b)(i)
Merger	2.1
Merger Consideration	3.1(b)(i)(B)
Merger Sub	Preamble
Merger Sub Board	Recitals
Notice of Shock Extraordinary General Meeting	6.6(b)
OFAC	Definition of “Sanctioned Person”
PCAOB	Definition of “Shock Historical Financials”
Power	Preamble
Power Affiliate	9.10
Power Alternative Acquisition Agreement	6.3(d)(iv)
Power Board	Recitals
Power Board Recommendation	4.3(a)
Power Budget	6.1(a)
Power Capital Stock	4.2(a)
Power Change of Recommendation	6.3(d)(vii)
Power Common Stock	3.1(b)(i)
Power Contracts	4.18(b)
Power Disclosure Letter	Article IV
Power Employee	6.9(a)
Power Environmental Permits	4.17(c)
Power Equity Awards	3.2(c)
Power Insurance Policies	4.19
Power Intellectual Property	4.14(a)
Power Invested Entity	4.2(e)
Power Leased Real Property	4.15(b)
Power Material Adverse Effect	4.1
Power Option Award	3.2(b)
Power Owned Real Property	4.15(a)
Power Permits	4.9(a)
Power Preferred Stock	4.2(a)
Power RSU Award	3.2(a)
Power SEC Documents	4.5(a)
Power Stockholders Meeting	4.4
Power Support Agreement	Recitals
Proxy Statement	4.4
Registration Statement	4.8
Shock	Preamble
Shock ADS Consideration	3.1(b)(i)(B)
Shock ADSs	Recitals
Shock Affiliate	9.10
Shock Alternative Acquisition Agreement	6.4(d)(iv)
Definition	Section
Shock ASIC Documents	5.5(a)
Shock Board	Recitals
Shock Board Recommendation	5.3(a)
Shock Budget	6.2(a)
Shock Change of Recommendation	6.4(d)(vii)
Shock Contracts	5.18(b)
Shock Disclosure Letter	Article V
Shock Environmental Permits	5.17(c)
Shock Equity Plans	5.2(a)

Definition	Section
Shock Insurance Policies	5.19
Shock Intellectual Property	5.14(a)
Shock Invested Entity	5.2(e)
Shock Leased Real Property	5.15(b)
Shock Material Adverse Effect	5.1
Shock Ordinary Share Consideration	3.1(b)(i)(A)
Shock Ordinary Shares	Recitals
Shock Owned Real Property	5.15(a)
Shock Permits	5.9(a)
Shock Share Issuance	Recitals
Shock Shares	5.2(a)
Surviving Corporation	2.1
Tail Period	6.10(c)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11
Transfer Taxes	8.3(f)

ARTICLE II
THE MERGER
2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), Merger Sub will be merged with and into Power in accordance with the provisions of the DGCL (the “Merger”). As a result of the Merger, the separate existence of Merger Sub shall cease and Power shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, Power is sometimes referred to herein as the “Surviving Corporation”).
2.2 Closing.
(a) The closing of the Merger (the “Closing”), shall take place no later than 4:00 p.m. (New York, New York time) on the date that is the fifth (5th) Business Day immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), provided that the immediately following day is a Business Day, or such other date and time as Shock and Power may agree in writing, provided that such date is a Business Day on which the Filing Office is open for submissions. The Closing shall be held at the offices of Baker Botts L.L.P. in New York, New York, or such other place as Shock and Power may agree in writing, or shall take place electronically by the mutual exchange of electronic (e.g., DocuSign or similar) or portable document format (.PDF) signatures. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.
(b) As soon as practicable on the Closing Date after the Closing, a certificate of merger in the form set forth in Annex C prepared and executed in accordance with the relevant provisions of the DGCL effectuating the Merger (the “Certificate of Merger”) shall be filed with the Filing Office. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Filing Office, or at such later time as shall be agreed upon in writing by Shock and Power and specified in the Certificate of Merger (the “Effective Time”).
2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of Power and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Power and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
2.4 Organizational Documents of the Surviving Corporation. At the Effective Time, (i) the certificate of incorporation of Power in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex B, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, as provided therein or by applicable Law, and (ii) the bylaws of Power in effect immediately prior to the Effective Time shall be amended and restated in their entirety to be in the form of the bylaws of Merger Sub in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation, until duly amended, as provided therein or by applicable Law.
2.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation. Such directors and officers shall serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
2.6 Directors and Officers of Shock.
(a) Prior to the Effective Time, the Parties shall take all actions as may be necessary to cause (i) the number of directors constituting the Shock Board as of the Effective Time to be eight (8), and (ii) the Shock Board as of the Effective Time to be composed of (A) four (4) individuals to be selected by Shock prior to the Effective Time (the “Designated Shock Directors”), one of whom shall be the then current Managing Director and Chief Executive Officer of Shock, and at least two (2) of whom shall be Independent and (B) four (4) individuals to be selected by Power prior to the Effective Time and each of whom shall be Independent (the “Designated Power Directors”). At the Effective Time, Shock shall cause the Shock Board to have separate nomination committee and remuneration committee. Between the execution of this Agreement and the Effective Time, Shock and Power shall cooperate in good faith to agree on the composition and types of committees of the Shock Board at the Effective Time, it being agreed that Independent directors, who are appropriately qualified individuals with an understanding of Shock’s compliance requirements, will serve as the chairpersons of any committee of the Shock Board at the Effective Time.
(b) At the Effective Time, (i) the then current Managing Director and Chief Executive Officer of Shock shall continue to serve as the Managing Director and Chief Executive Officer of Shock and (ii) the individual designated by Power prior to the Closing shall be the chairperson of the Shock Board.
(c) If, before the Effective Time, any individual identified or appointed pursuant to this Section 2.6 is unable or unwilling to serve as a director or officer of Shock at the Effective Time, or has not provided a signed consent to act as a director of Shock, then a substitute director or officer shall be selected by the Party that had the applicable selection right pursuant to this Section 2.6, and (i) with respect to the Managing Director and Chief Executive Officer position, such Party will be Shock, and (ii) with respect to the chairperson of the Shock Board position, such Party will be Power.
(d) After the Effective Time, Shock shall use its reasonable best efforts to cause each director of Shock (which, for the avoidance of doubt, shall include at that time the Designated Power Directors), subject to each director’s statutory and fiduciary duties, to: (i) recommend to the shareholders of Shock to vote in favor of all resolutions to elect or re-elect a director of Shock at the next annual general meeting of Shock held after the Closing Date; and (ii) vote, or cause to be voted, all Shock Ordinary Shares which he or she controls in favor of all resolutions to elect or re-elect a director of Shock at the next annual general meeting of Shock held after the Closing Date.
2.7 Trading Symbol. The Parties shall cooperate with each other to agree with respect to the Nasdaq ticker symbol of Shock, effective as of the Closing.
2.8 Headquarters. Immediately following the Effective Time, Shock shall (i) continue to have its registered office and global headquarters located in Brisbane, Australia and (ii) establish Shock’s North America headquarters in Belmont, North Carolina, United States.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF POWER
AND MERGER SUB; EXCHANGE
3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Shock, Merger Sub, Power, or any holder of any securities of Shock, Merger Sub or Power:
(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value US$0.0001 per share, of the Surviving Corporation, which shall constitute the only outstanding share of common stock of the Surviving Corporation immediately following the Effective Time.
(b) Capital Stock of Power.
(i) Subject to the other provisions of this Article III, each share of common stock, par value US$0.0001 per share, of Power, including any shares in respect of which a Power CDI has been issued (“Power Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and Converted Shares) (collectively, the “Eligible Shares”, provided that, if a Power CDI has been issued with respect to an Eligible Share, references to holders of such Eligible Shares shall be the references to holders of the corresponding Power CDIs) shall be converted into the right to receive from Shock:
(A) in the case of a Power CDI, a number of Shock Ordinary Shares equal to the product of (1) the fraction of a share of Power Common Stock then represented by such Power CDI and (2) the Exchange Ratio (the “Shock Ordinary Share Consideration”); or
(B) in the case of an Eligible Share other than a Power CDI, a number of Shock ADSs representing the quotient of (1) the Exchange Ratio and (2) the number of Shock Ordinary Shares represented by one (1) Shock ADS (the “Shock ADS Consideration” and together with the Shock Ordinary Share Consideration, the “Merger Consideration”).
(ii) All such Eligible Shares, when so converted pursuant to Section 3.1(b)(i), shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Power Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares and Converted Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional Shock Ordinary Shares in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).
(iii) All shares of Power Common Stock held by Power as treasury shares or by Shock or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. Each share of Power Common Stock that is owned by any direct or indirect Subsidiary of Power or Shock (other than Merger Sub) (“Converted Shares”) shall automatically be converted into a number of fully paid and nonassessable Shock Ordinary Shares equal to the Exchange Ratio.
(c) Impact of Stock Splits, Etc. Without limiting the parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number of Eligible Shares, or securities convertible or exchangeable into or exercisable for Eligible Shares or (ii) the number of Shock Ordinary Shares, or securities convertible or exchangeable into or exercisable for Shock Ordinary Shares (including options to purchase Shock Ordinary Shares), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2 Treatment of Equity Compensation Awards.
(a) Power RSU Awards. At the Effective Time, each then outstanding restricted stock unit award granted pursuant to the Power Stock Incentive Plan (a “Power RSU Award”) shall be converted automatically into a restricted stock unit award of Shock (each, an “Adjusted RSU Award”) comprising the number of Shock Ordinary Shares or Shock ADSs, as applicable, equal to the product of (i) the number of shares of Power Common Stock subject to such Power RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share. Except as set forth in Section 3.2(a) of the Power Disclosure Letter, the Merger will not in and of itself constitute a single-trigger acceleration, vesting or payment event with respect to the Power RSU Awards or the Adjusted RSU Awards. Except as provided in this Section 3.2(a), each Adjusted RSU Award shall have the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Power RSU Award immediately prior to the Effective Time (including vesting terms). Each Power RSU Award that is subject to performance-based vesting conditions shall, immediately prior to the Effective Time, become earned, if at all, based on the greater of (A) the level determined or certified by the Power Board, the Leadership and Compensation Committee of the Power Board or another committee designated by the Power Board, as applicable, based on the results achieved during the applicable performance period, which period shall be deemed to end on the latest practicable date prior to the Effective Time or (B) the target level, with the resulting Adjusted RSU Award, if any, subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the Effective Time. In the event that the holder of an Adjusted RSU Award is terminated by Shock without Cause or such holder resigns from Shock for Good Reason, in either case, upon or within twelve (12) months following the Closing Date, such Adjusted RSU Award shall automatically become fully vested upon such termination without Cause or resignation for Good Reason, as applicable. Shock may settle each Adjusted RSU Award in its discretion through an issuance of new Shock Ordinary Shares or Shock ADSs, a transfer of existing Shock Ordinary Shares or Shock ADSs from any Shock employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Shock Ordinary Shares or Shock ADSs held by any Shock employee share trust (or similar arrangement).
(b) Power Option Awards. At the Effective Time, each then outstanding option to purchase Power Common Stock granted pursuant to the Power Stock Incentive Plan (a “Power Option Award”) shall be converted automatically with an option (an “Adjusted Option Award”) to purchase the number of Shock Ordinary Shares (rounded up to the nearest whole number of Shock Ordinary Shares) equal to the product of (i) the number of shares of Power Common Stock subject to such Power Option Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as set forth in Section 3.2(b) of the Power Disclosure Letter, the Merger, will not in and of itself, constitute a single-trigger acceleration, vesting or payment event with respect to the Power Option Awards or the Adjusted Option Awards. Each Adjusted Option Award shall (x) have an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Power Common Stock of such Power Option Award immediately prior to the Effective Time (or its equivalent in Australian Dollars based on US$ to AU$ exchange rate as reported by Bloomberg, L.P. at the Effective Time, as determined by Shock) by (B) the Exchange Ratio, and (y) except as provided in this Section 3.2(b), be subject to the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Power Option Award immediately prior to the Effective Time (including the vesting terms). In the event that the holder of an Adjusted Option Award is terminated by Shock without Cause or such holder resigns from Shock for Good Reason, in either case, upon or within twelve (12) months following the Closing Date, such Adjusted Option Award shall automatically become fully vested upon such termination without Cause or resignation for Good Reason, as applicable. Shock may settle each Adjusted Option Award in its discretion through an issue of new Shock Ordinary Shares or Shock ADSs, a transfer of existing Shock Ordinary Shares or Shock ADSs from any Shock employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Shock Ordinary Shares or Shock ADSs held by any Shock employee share trust (or similar arrangement). The conversion of Power Option Awards into Adjusted Option Awards shall be effected in a manner consistent with the requirements of Section 424(a) of the Code and Section 409A of the Code, as applicable.

(c) Administration. Prior to the Effective Time, the Power Board or the Leadership and Compensation Committee of the Power Board and the Shock Board or the Nomination and Remuneration Committee of the Shock Board shall take such action and adopt such resolutions as are required to effectuate the treatment of the Power RSU Awards and the Power Option Awards (collectively, the “Power Equity Awards”) pursuant to the terms of this Section 3.2. Prior to any such adoption, Power shall provide Shock with drafts of, and a reasonable opportunity to comment upon, all such resolutions, and shall consider any such comments in good faith. Promptly following the Effective Time, Shock shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Shock Ordinary Shares and Shock ADSs subject to the Adjusted RSU Awards and the Adjusted Option Awards, as required.
(d) Assumption of the Power Stock Incentive Plan. At the Effective Time, Shock will assume the Power Stock Incentive Plan. Following the Effective Time, the Shock Board or a committee thereof will succeed to the authority and responsibility of the Power Board or any applicable committee thereof with respect to the administration of the Power Stock Incentive Plan.
3.3 Payment for Securities; Exchange.
(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Shock shall enter into, or cause Merger Sub to enter into, an agreement with Computershare Trust Company, N.A. (or its Affiliate), or another firm reasonably acceptable to Power and Shock, to act as agent for the holders of Eligible Shares (the “Exchange Agent”), to which such holders shall become entitled pursuant to this Article III. On the Closing Date and prior to the Effective Time, Shock shall (i) deposit, or cause to be deposited, with the Depositary Bank or its nominee, for the benefit of holders of Eligible Shares entitled to receive the Shock ADS Consideration, a number of Shock Ordinary Shares constituting at least the amount necessary to satisfy the payment of the Merger Consideration to the holders of Eligible Shares entitled to receive the Shock ADS Consideration pursuant to this Article III, (ii) deposit, or cause to be deposited, with, or as otherwise directed by, the Exchange Agent, for the benefit of the holders of Eligible Shares entitled to receive the Shock Ordinary Share Consideration, for distribution in accordance with this Article III through the Exchange Agent, a number of Shock Ordinary Shares constituting at least the amount necessary to satisfy the payment of the Merger Consideration to the holders of Eligible Shares entitled to receive the Shock Ordinary Share Consideration pursuant to this Article III, and (iii) cause the Depositary Bank to deposit with, or as otherwise directed by, the Exchange Agent, for the benefit of the holders of Eligible Shares entitled to receive the Shock ADS Consideration, for distribution in accordance with this Article III through the Exchange Agent receipts (or uncertificated book-entries) representing the Shock ADSs constituting at least the amount necessary to satisfy the payment of the Merger Consideration to the holders of Eligible Shares entitled to receive the Shock ADS Consideration pursuant to this Article III. Shock agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund to the holders of Eligible Shares (after taking into account all Eligible Shares then held by such holder). Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and Shock Ordinary Shares deposited with the Exchange Agent (including any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” Shock or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent and the Depositary Bank, in connection with the exchange of Eligible Shares pursuant to this Agreement.
(b) Payment Procedures.
(i) Certificates. As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Shock shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration, which Letter of Transmittal and instructions shall be in a customary form and agreed to by Shock and

Power prior to the Closing. Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent or Shock, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more Shock Ordinary Shares or Shock ADSs (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Shock Ordinary Shares or Shock ADSs that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Power Common Stock then held by such holder), and (B) a check or electronic funds transfer (as determined by Shock and the Exchange Agent) in the amount equal to the cash payable in lieu of any fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).
(ii) Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Shock shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC (other than the shares of Power Common Stock held by the CDI Depositary), (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of Shock Ordinary Shares or Shock ADSs (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of Shock Ordinary Shares or Shock ADSs that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Power Common Stock then held by such holder) and (C) a check or electronic funds transfer (as determined by Shock and the Exchange Agent) in the amount equal to the cash payable in lieu of any fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).
(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Shock and Power shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional Shock Ordinary Shares, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.
(iv) Power CDIs. With respect to the Power CDIs representing Eligible Shares, Shock shall: (A) issue to the CDI Depositary the Shock Ordinary Share Consideration in consideration of the transfer or cancellation of Power Common Stock held by the CDI Depositary; (B) procure the CDI Depositary to then, in accordance with the ASX Settlement Rules, deliver such Shock Ordinary Shares in the amounts determined pursuant to Sections 3.1(b)(i)(A) and 3.3(h).
(v) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.
(vi) With respect to Certificates, if payment of the Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Shock that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of Power as of the Effective Time. Until surrendered as contemplated by this

Section 3.3(b)(vi), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Power Common Stock, cash in lieu of any fractional Shock Ordinary Shares or Shock ADSs to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).
(c) Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Shock Ordinary Shares and Shock ADSs pursuant to Section 3.3(g) and any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Power Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Power Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the Eligible Shares previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing Excluded Shares or Converted Shares), any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.
(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of Power on the 180th day after the Closing Date shall be delivered to Shock, upon demand, and any former common stockholders of Power who have not theretofore received the Merger Consideration, any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Shock Ordinary Shares to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Shock for payment of their claim for such amounts.
(e) No Liability. None of the Surviving Corporation, Shock, Merger Sub, the Exchange Agent or the Depositary Bank shall be liable to any holder of Power Common Stock for any amount of Merger Consideration, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Shock, free and clear of all claims or interest of any Person previously entitled thereto.
(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing Excluded Shares or Converted Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation and the Exchange Agent) and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Power Common Stock formerly represented by such Certificate, any cash in lieu of fractional Shock Ordinary Shares or Shock ADSs to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).
(g) Distributions with Respect to Unexchanged Shock Ordinary Shares. No dividends or other distributions declared or made with respect to Shock Ordinary Shares or Shock ADSs with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole Shock Ordinary Shares or Shock ADSs that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional

Shock Ordinary Shares or Shock ADSs shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole Shock Ordinary Shares or Shock ADSs issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Shock Ordinary Shares or Shock ADSs and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but with a subsequent payment date with respect to such whole Shock Ordinary Shares or Shock ADSs. For purposes of dividends or other distributions in respect of Shock Ordinary Shares, all whole Shock Ordinary Shares and Shock ADSs to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole Shock Ordinary Shares or Shock ADSs were issued and outstanding as of the Effective Time.
(h) No Fractional Shock Ordinary Shares or Shock ADSs. No certificates or scrip or shares representing fractional Shock Ordinary Shares or fractional Shock ADSs shall be issued upon the exchange of Eligible Shares. Fractional Shock Ordinary Shares or fractional Shock ADSs otherwise issuable upon consummation of the Merger shall be rounded up to the nearest whole share. Any fractional Shock Ordinary Shares or fractional Shock ADSs otherwise issuable to the same holder of Eligible Shares shall be aggregated together first and prior to eliminating fractional shares.
(i) Withholding. Notwithstanding anything in this Agreement to the contrary, Shock, Power, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Shock, Power, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall cooperate in good faith to minimize any such deduction or withholding.
3.4 No Appraisal Rights. In accordance with the DGCL, no appraisal rights shall be available with respect to the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF POWER
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Power to Shock and Merger Sub concurrently with the execution of this Agreement (the “Power Disclosure Letter”) and except as disclosed in the Power SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR since December 31, 2022 and at least two (2) days prior to the date of this Agreement (without giving effect to any amendment to any such Power SEC Document filed on or after the date that is two (2) days prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Power represents and warrants to Shock and Merger Sub as follows:
4.1 Organization, Standing and Power. Each of Power and its Subsidiaries is a corporation, company limited by shares, joint stock company, partnership or limited liability company duly organized, as the case may be, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Power’s Subsidiaries, where the failure to be so organized, validly existing, or to have such power, authority or, where relevant, standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Power and its Subsidiaries, taken as a whole (a “Power Material Adverse Effect”). Each of Power and its Subsidiaries is duly qualified or licensed and, where relevant, in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Power has, prior to the execution of this Agreement, made available to Shock complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Power, each as amended prior to the execution of this Agreement and each Organizational Document, as made available to Shock, is in full force and effect, and neither Power nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.
4.2 Capital Structure.
(a) As of the date of this Agreement, the authorized capital stock of Power consists of (i) 100,000,000 shares of Power Common Stock and (ii) 10,000,000 shares of preferred stock, par value US$0.0001 per share (“Power Preferred Stock” and, together with the Power Common Stock, the “Power Capital Stock”). At the close of business in Belmont, North Carolina, on November 15, 2024 (the “Capitalization Date”): (A) 19,437,632 shares of Power Common Stock (inclusive of shares of Power Common Stock represented by Power CDIs) were issued and outstanding, (B) 404,627,100 Power CDIs, representing 4,046,271 shares of Power Common Stock, were issued and outstanding, (C) no shares of Power Preferred Stock were issued and outstanding; (D) no shares of Power Common Stock were treasury stock; (E) 612,822 shares of Power Common Stock were reserved for issuance upon the exercise of outstanding Power Option Awards; (F) 527,443 shares of Power Common Stock were reserved for issuance upon the vesting of outstanding Power RSU Awards (assuming performance-based awards are achieved at target); and (G) 1,396,010 shares of Power Common Stock remained available for issuance pursuant to the Power Stock Incentive Plan.
(b) All outstanding shares of Power Common Stock and Power CDIs have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights. As of the close of business in Belmont, North Carolina, on the Capitalization Date, except as set forth in Section 4.2(a), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Power or any of its Subsidiaries any Power Capital Stock or securities convertible into or exchangeable or exercisable for or valued by reference to Power Capital Stock (and the exercise, conversion, purchase, exchange or other similar price thereof). Power is not a party to any “poison pill”, rights plan or similar anti-takeover instrument.
(c) Except as set forth in Section 4.2(a), and except for changes since the Capitalization Date resulting from (x) the entry into Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter and Contracts with respect to the Closing Equity Raise and the issuance of the Power Equity Raise Shares in the Power Equity Raise, or (y) the exercise of Power Option Awards (and the issuance of shares thereunder) or vesting and settlement of Power RSU Awards, in each case, outstanding as of such date and set forth in Section 4.2(a) in accordance with their terms, there are outstanding: (A) no shares of Power Capital Stock, Voting Debt or other voting securities of Power, (B) no securities of Power or any Subsidiary of Power convertible into or exchangeable or exercisable for or valued by reference to shares of Power Capital Stock, Voting Debt or other voting securities of Power and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or other Contracts to which Power or any Subsidiary of Power is a party or by which it is bound in any case obligating Power or any Subsidiary of Power to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Power Capital Stock or any Voting Debt or other voting securities of Power or any of its Subsidiaries, or obligating Power or any Subsidiary of Power to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or other Contract or obligating Shock to issue additional Shock Ordinary Shares or Shock ADSs at the Effective Time pursuant to the terms of this Agreement. There are no dividends or distributions that have been declared by Power with respect to the Power Common Stock that have not been paid by Power. There are no stockholder agreements, voting trusts or other Contracts to which Power or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Power or any of its Subsidiaries. No Subsidiary of Power owns any shares of Power Capital Stock.
(d) Section 4.2(d) of the Power Disclosure Letter sets forth a complete and correct list of each Subsidiary of Power, including its outstanding equity interests and the owners thereof. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Power are owned by Power, or a direct or indirect wholly owned Subsidiary of Power, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable.

(e) Section 4.2(e) of the Power Disclosure Letter sets forth a complete and correct list of each Person in which Power or any Subsidiary of Power holds any shares or other equity interests, other than any Subsidiary of Power (each, a “Power Invested Entity”), including the portion of the equity interests of such entities held by Power or the Subsidiaries of Power, and the respective jurisdiction of incorporation or organization of each Power Invested Entity. Power or a Subsidiary of Power, as set forth in Section 4.2(e) of the Power Disclosure Letter, owns, of record and beneficially, all shares and other equity interests in each such Person listed as owned by it in Section 4.2(e) of the Power Disclosure Letter, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as set forth in Section 4.2(e) of the Power Disclosure Letter, neither Power nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person other than its Subsidiaries, or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person. Power has made available to Shock complete and correct copies of the Organizational Documents of each Power Invested Entity and all stockholders’ or similar agreements with respect to each Power Invested Entity, each as amended prior to the execution of this Agreement and each Organizational Document and stockholders’ or similar agreement, as made available to Shock, is in full force and effect, and neither Power nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents or stockholders’ or similar agreement.
4.3 Authority; No Violations; Consents and Approvals.
(a) Power has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Power and the consummation by Power of the Transactions have been duly authorized by all necessary corporate action on the part of Power, subject, only with respect to consummation of the Merger, to the Power Stockholder Approval. This Agreement has been duly executed and delivered by Power and, assuming the due and valid execution of this Agreement by Shock and Merger Sub, constitutes a valid and binding obligation of Power enforceable against Power in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Power Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of, Power and holders of Power Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, and (iii) resolved, subject to the provisions of this Agreement (including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event), to recommend that the holders of Power Common Stock vote in favor of the adoption and approval of this Agreement (such recommendation described in this clause (iii), the “Power Board Recommendation”). The Power Stockholder Approval is the only vote of the holders of any class or series of the Power Capital Stock necessary to adopt and approve this Agreement and approve the Transactions.
(b) Except as set forth in Section 4.3(b) of the Power Disclosure Letter, the execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Power (assuming that the Power Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) or cancellation of, or default under, the creation or acceleration of any obligation or the loss or reduction of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Power or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other Contract, Organizational Documents of any Power Invested Entity, Power Permit, franchise or license to which Power or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Power Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Power or any of its Subsidiaries or any of their respective properties or assets or (iv) result in the creation of any Encumbrance on any of the assets or property of Power or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Power is not party to any Contract that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Power Board.
4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Power or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Power or the consummation by Power of the Transactions, except for: (a) the filing of a premerger notification report by Power under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (the “Proxy Statement”) relating to the meeting of the stockholders of Power to consider the adoption and approval of this Agreement (including any postponement, adjournment or recess thereof, the “Power Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act as may be required in connection with this Agreement and the Transactions; (c) compliance with applicable requirements of ASIC and ASX, as may be required in connection with this Agreement and the Transactions, (d) the filing of the Certificate of Merger with the Filing Office; (e) filings with Nasdaq; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
4.5 SEC Documents; Financial Statements.
(a) Since December 31, 2022 (the “Applicable Date”), Power has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Power SEC Documents”). As of their respective dates, each of the Power SEC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form, in each case in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Power SEC Documents. None of the Power SEC Documents contained, when filed or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof: (i) neither Power nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by Power from the SEC with respect to any of the Power SEC Documents; and (iii) to the knowledge of Power, none of the Power SEC Documents is the subject of ongoing SEC review or investigation. None of Power’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.
(b) The financial statements of Power included (or incorporated by reference) in the Power SEC Documents, including all notes and schedules thereto, complied, or, in the case of Power SEC Documents filed after the date of this Agreement, will comply, in each case in all material respects, when filed or if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Power SEC Documents filed after the date of this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Securities Act) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments) the financial position of Power and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of Power and its consolidated Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments that are not material to any other adjustments described therein, including the notes thereto).

(c) Since the Applicable Date, to the knowledge of Power, Power has complied in all material respects with its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and, other than for the Transactions, it is not currently relying on the carve-out in ASX Listing Rule 3.1A to withhold any material information from public disclosure, and during the past twenty-four (24) months, Power has not been the subject of a continuous disclosure review by ASIC.
(d) The shares of Power Common Stock are listed and quoted for trading on Nasdaq and Power has not taken any action which would reasonably be expected to result in the delisting or suspension of the shares of Power Common Stock on or from Nasdaq and Power is currently in compliance with the applicable listing, corporate governance, and other rules, policies and regulations of applicable securities Laws and the rules and policies of Nasdaq to which the listing and quotation for trading of the shares of Power Common Stock is subject. The Power CDIs are listed and quoted for trading on ASX and Power has not taken any action which would reasonably be expected to result in the delisting or suspension of the Power CDIs on or from the ASX and Power is currently in compliance with the applicable listing, corporate governance, and other rules, policies and regulations of applicable securities Laws and the ASX Listing Rules to which the listing and quotation for trading of the Power CDIs is subject.
(e) Power has implemented and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15(e) and (f) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) in providing reasonable assurance that material information relating to Power, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Power by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed in any Power SEC Documents is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of Power’s financial reporting and the preparation of Power financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Power or its Subsidiaries, (ii) is not, and since the Applicable Date there has not been, to the knowledge of Power, any illegal act or fraud, whether or not material, that involves management or employees who have significant roles in internal control of Power or its Subsidiaries and (iii) is not, and since the Applicable Date there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Power (as defined in Rule 3b-7 under the Exchange Act) or director of Power or any of its Subsidiaries.
4.6 Absence of Certain Changes or Events.
(a) Since June 30, 2024, there has not been any Power Material Adverse Effect or any Effect that, individually or in the aggregate, would reasonably be expected to have a Power Material Adverse Effect.
(b) From June 30, 2024 through the date of this Agreement:
(i) except for the entry into Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter and the issuance of the Power Equity Raise Shares in the Power Equity Raise, Power and its Subsidiaries have conducted their business in the Ordinary Course in all material respects; and
(ii) there has not been any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Power or any of its Subsidiaries, whether or not covered by insurance, that, individually or in the aggregate, has had or would reasonably be expected to have a Power Material Adverse Effect.
4.7 No Undisclosed Material Liabilities. There are no known liabilities of Power or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, other than: (a) liabilities adequately provided for on the balance sheet of Power dated as of June 30, 2024 (including the notes thereto) contained in Power’s Quarterly Report on Form 10-Q for the six-month period ended June 30, 2024; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2024; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b)(ix) and (e) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Neither Power nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Power and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Power or any of its Subsidiaries, in Power’s consolidated financial statements or the Power SEC Documents.
4.8 Information Supplied. None of the information supplied or to be supplied by Power for inclusion or incorporation by reference in (a) the registration statement on Form F-4 to be filed with the SEC by Shock pursuant to which Shock Ordinary Shares and Shock ADSs issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) the Proxy Statement will, at the date it is first mailed to stockholders of Power and at the time of the Power Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the ASX announcement to be released by Shock or Power to the ASX in respect of the Merger and/or the Closing Equity Raise, the investor presentation to be released by Shock and Power to the ASX in respect of the Transactions (including the Power Equity Raise, the Shock Equity Raise and the Closing Equity Raise), the Notice of Shock Extraordinary General Meeting, each Australian Disclosure Document, or any other document filed with the ASX or ASIC in connection with the Transactions or this Agreement, will not, on the date such ASX announcement, investor presentation or the Notice of Shock Extraordinary General Meeting is made available to the shareholders of Shock or the relevant Australian Disclosure Document is first mailed to the relevant addressee, as applicable, or, with respect to any Australian Disclosure Document, at the time of the Shock Extraordinary General Meeting and the Power Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to be stated therein in order to make the statements therein not misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant ASX announcement, investor presentation, Notice of Shock Extraordinary General Meeting or Australian Disclosure Document, as the case may be. Subject to the accuracy of the representations and warranties in the first sentence of Section 5.8, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Power with respect to statements made therein based on information supplied by Shock, Merger Sub or any third parties specifically for inclusion or incorporation by reference therein.
4.9 Power Permits; Compliance with Applicable Law.
(a) Power and its Subsidiaries hold and at all times since the Applicable Date have held all material Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Power Permits”), and have since the Applicable Date paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. All Power Permits are in full force and effect and no suspension or cancellation of any of the Power Permits is pending or, to the knowledge of Power, Threatened, and Power and its Subsidiaries are in compliance with the terms of the Power Permits, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(b) The businesses of Power and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power

Material Adverse Effect. To the knowledge of Power, no investigation or review by any Governmental Entity with respect to Power or any of its Subsidiaries is pending or Threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
4.10 Compensation; Benefits.
(a) True, correct and complete copies of each of the material Power Plans (or, in the case of any Power Plan not in writing, a written description of the material terms thereof) and related Contracts, including administrative service agreements and group insurance Contracts, trust documents, and most recently received Internal Revenue Service favorable determination letter or opinion letter, as applicable, have been furnished or made available to Shock or its Representatives, along with the most recent report filed on Form 5500 and summary plan description and any summary of material modifications required under ERISA with respect to each Power Plan, and all material non-routine correspondence to or from any Governmental Entity, including with respect to any audit of or proceeding involving such plan or alleged noncompliance of such plan with applicable Laws.
(b) Each Power Plan has been maintained in compliance with all applicable Laws, including ERISA and the Code, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Power, Threatened against, Power or any of its Subsidiaries, or any fiduciary of any of the Power Plans, with respect to any Power Plan, and there are no Proceedings by a Governmental Entity with respect to any of the Power Plans, except for such actions, suits, claims or Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(d) All material contributions required to be made by Power to the Power Plans pursuant to their terms have been timely made.
(e) There are no material unfunded benefit obligations that have not been properly accrued for in Power’s financial statements, and all material contributions or other amounts payable by Power or any of its Subsidiaries with respect to each Power Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.
(f) Each ERISA Plan of Power and its Subsidiaries that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Power, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Power Plan. With respect to any ERISA Plan, neither Power nor any of its Subsidiaries has engaged in a transaction in connection with which Power or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax or penalty imposed pursuant to Section 4975, 4976 or 4980H of the Code in a material amount.
(g) None of Power or any member of its Aggregated Group contributes to or has ever had an obligation to contribute to, and no Power Plan is, (i) a defined benefit pension plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(h) Except as required by applicable Law, no Power Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Power or any of its Subsidiaries has any obligation to provide such benefits.
(i) Except as set forth in Section 4.10(i) of the Power Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Power Employee to severance pay or benefits or to any increase in severance pay or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of or the funding of any compensation or benefits due to any such Power Employee, (iii) directly or indirectly cause

Power to transfer or set aside any material amount of assets to fund any material benefits under any Power Plan, (iv) otherwise give rise to any material liability under any Power Plan, (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Power Plan on or following the Effective Time or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code.
(j) Neither Power nor any Subsidiary has any obligation to provide, and no Power Plan or other Contract provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(k) No Power Plan is maintained outside the jurisdiction of the United States or covers any Power Employees who reside or work outside of the United States.
4.11 Labor Matters.
(a) From January 1, 2022 to the present, neither Power nor any of its Subsidiaries has been a party to any collective bargaining agreement or other Contract with any labor union nor have they been subject to an accreditation, certification or bargaining certificate issued by applicable labor relations authorities. As of the date of this Agreement, to the knowledge of Power, there is no pending union representation petition involving employees of Power or any of its Subsidiaries, and there are no activities or Proceedings by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.
(b) From January 1, 2022 to the present, there has been no unfair labor practice, charge or grievance arising out of any effort to organize employees of Power or any of its Subsidiaries, a collective bargaining agreement, or other Contract with any labor union or any bargaining certificate or certification, nor has there been any other material labor-related grievance Proceeding against Power or any of its Subsidiaries pending, or, to the knowledge of Power, Threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(c) From January 1, 2022 to the present, there has been no employee strike, or labor-related dispute, slowdown, work stoppage or lockout, pending, or, to the knowledge of Power, Threatened, against or involving Power or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(d) Power and its Subsidiaries are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting employment, employment standards, occupational health and safety and employment practices, and there have been and currently are no Proceedings pending or, to the knowledge of Power, Threatened against Power or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship other than such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Since January 1, 2021, neither Power nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an audit, investigation, or any other Proceeding with respect to Power or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Power and its Subsidiaries have classified, in all material respects, all employees or independent contractors correctly as such under applicable Laws, and all employees, in all material respects, are classified as eligible or non-eligible for overtime, as applicable.
(e) From January 1, 2021 to the present, (i) there has been no allegations of sexual harassment or sexual assault made against any current or former officer or director of Power or any of its Subsidiaries, nor, to the knowledge of Power, is any Threatened; and (ii) neither Power nor any of its Subsidiaries have been in involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or, sexual assault, or sexual misconduct by any current or former officer or director of Power or any of its Subsidiaries.
(f) Neither Power nor any of its Affiliates have utilized or waived the employment tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the Coronavirus Aid, Relief, and Economic Security Act, as applicable, or the payroll tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum.
4.12 Taxes.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect:
(i) (A) all Tax Returns required to be filed (taking into account valid extensions of time for filing) by Power or any of its Subsidiaries have been filed with the appropriate Governmental Entity, and all such filed Tax Returns are complete and accurate in all respects and (B) all Taxes that are due and payable by Power or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Power SEC Documents) have been paid in full;
(ii) Power and its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, deduction, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party, including all Canada pension contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable to the appropriate Governmental Entity within the time required under applicable Laws;
(iii) each of Power and its Subsidiaries has collected all amounts on account of sales, value added or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by law to be remitted by it;
(iv) there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Power or any of its Subsidiaries;
(v) (A) there is no outstanding claim, assessment or deficiency against Power or any of its Subsidiaries for any amount of Taxes that has been asserted or Threatened in writing by any Governmental Entity and (B) there are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of Power, Threatened in writing regarding any Taxes or Tax Returns of Power or any of its Subsidiaries;
(vi) all transactions and instruments for which Power or any of its Subsidiaries is the person statutorily liable to pay any applicable stamp duty (or has agreed to pay any applicable stamp duty) have been lodged with the appropriate Governmental Entity, are stamped, and are not insufficiently stamped; the applicable stamp duty has been paid; and there is no requirement to upstamp on the account of an interim assessment;
(vii) no event has occurred, or will occur as a result of any transaction or other action contemplated by this Agreement (including the entry into and consummation of the transactions contemplated by this Agreement) that may result in stamp duty becoming payable by Power or any of its Subsidiaries in respect of a corporate reconstruction exemption (or a similar exemption or concession) from stamp duty that has been granted by a Governmental Entity;
(viii) (A) neither Power nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (not including, for the avoidance of doubt (I) a Contract or arrangement solely between or among Power and/or any of its Subsidiaries, or (II) any customary Tax sharing or indemnification provisions contained in any commercial Contract entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial Contracts)) and (B) neither Power nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Power or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than Power or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.
(ix) in the past six (6) years, no written claim has been made by any Governmental Entity in a jurisdiction where Power or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction other than any such claims that have been fully resolved or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;
(x) there are no Encumbrances for Taxes on any of the assets of Power or any of its Subsidiaries, except for Permitted Encumbrances;
(xi) neither Power nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or use of an improper method of accounting for a Taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) occurring or existing on or prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date;
(xii) neither Power nor any of its Subsidiaries will be required to pay any Tax after the Closing Date as a result of an election made pursuant to Section 965(h) of the Code (or any similar provision of state, local or non-U.S. Law);
(xiii) all transactions entered into between or among Power and/or any of its Subsidiaries have been made or entered into in accordance with arm’s length principles and in compliance with applicable U.S. and non-U.S. transfer pricing Laws;
(xiv) neither Power nor any of its Subsidiaries has participated in a “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);
(xv) to the knowledge of Power, none of the Power Canadian Subsidiaries has ever had an obligation to file information return pursuant to sections 237.3 and 237.4 of the ITA, or any provisions under book X.2 of Part I of the Taxation Act (Québec);
(xvi) as of the Closing Date, the shares of Power Capital Stock are not regarded as “indirect Australian real property interests” as defined in Division 855 of the Income Tax Assessment Act 1997;
(xvii) the transferred losses disclosed in the Australian income Tax Returns of Piedmont Lithium Pty Ltd satisfied the loss transfer tests under Australian Tax Law at the time of the transfer and were eligible to be transferred into the Piedmont Lithium Pty Ltd Tax consolidated group;
(xviii) the share capital account of Piedmont Lithium Pty Ltd has not been tainted under Australian Tax Law;
(xix) None of the Power Canadian Subsidiaries has claimed an amount for a tax credit, refund, rebate, overpayment or similar adjustment of Taxes to which it is not entitled, and it has retained all documentation prescribed by applicable Laws and in accordance with applicable Laws to support any claims for such amounts;
(xx) There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to any of the Power Canadian Subsidiaries of sections 17, 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada;

(xxi) None of the Power Canadian Subsidiaries has incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the ITA) with such Power Canadian Subsidiary the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the ITA, be included in such Power Canadian Subsidiary’s income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada; and
(xxii) Piedmont Lithium Pty Ltd has never been a member of any “GST group” as defined in Division 48 of the A New Tax System (Goods and Services Tax) Act 1999.
(b) Neither Power nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) during the two-year period ending on the date of this Agreement.
(c) Except as set forth in Section 4.12(c) of the Power Disclosure Letter, neither Power nor any of its Subsidiaries is aware of the existence of any fact, agreement, plan or other circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
4.13 Litigation. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Power, Threatened against Power or any of its Subsidiaries or any of their properties or assets (including Power Mining Rights, Power Easements or Power Water Rights) or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity outstanding against Power or any of its Subsidiaries.
4.14 Intellectual Property.
(a) Power and its Subsidiaries own the Intellectual Property used in or necessary for the operation of the businesses of each of Power and its Subsidiaries as presently conducted and owned by Power and its Subsidiaries (collectively, the “Power Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. To the knowledge of Power, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, all of the registrations, issuances and applications included in the Power Intellectual Property are in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses due as of the Closing Date have been made.
(b) To the knowledge of Power, the operation of the business of each of Power and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Neither Power nor any of its Subsidiaries has received any written claim or notice during the three-year period prior to the date of this Agreement that Power or any of its Subsidiaries have infringed upon, misappropriated or otherwise violated the Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(c) Except as set forth in Section 4.16(c) of the Power Disclosure Letter and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) the businesses of Power and each Subsidiary of Power are being conducted in compliance with all applicable Laws pertaining to privacy, data protection and information security and (ii) Power and the Subsidiaries of Power have taken commercially reasonable efforts to (x) maintain and protect all Power Intellectual Property and the integrity and security of Power’s and its Subsidiaries’ IT Assets, including data stored or contained therein and, (y) during the three-year period prior to the date of this Agreement, to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Power or its Subsidiaries during the three-year period prior to the date of this Agreement, and (iii) there has been no breach of, unauthorized access to, or unauthorized use of, any IT Assets, and no unauthorized access to, unauthorized use of, theft or loss of Personal Information, trade secrets or other confidential information owned or held for use by Power or its Subsidiaries.
(d) Power and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of Power and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, the IT Assets owned, used, or held for use by Power or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Power and its Subsidiaries; and (ii) to the knowledge of Power, as of the date hereof, are free from any malicious code.
4.15 Real Property.
(a) With respect to the real property owned by Power or any of its Subsidiaries (such property collectively, the “Power Owned Real Property”), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, either Power or its Subsidiary has good and marketable fee simple title to such Power Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. Neither Power nor any of its Subsidiaries has received notice of any current or pending, and to the knowledge of Power there is no Threatened, condemnation proceeding with respect to any Power Owned Real Property, except proceedings which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Power Owned Real Property or any portion thereof or interest therein, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) each material lease, sublease and other Contract under which Power or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Power Leased Real Property”), is valid, binding and in full force and effect, subject to the Creditors’ Rights and (ii) no uncured default of a material nature on the part of Power or, if applicable, its Subsidiary or, to the knowledge of Power, the landlord thereunder exists with respect to any Power Leased Real Property and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, Power and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other Contract applicable thereto, the Power Leased Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Power Owned Real Property and the Power Leased Real Property are in good condition and repair and sufficient for the operation of the business conducted thereon.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, the Power Owned Real Property, the Power Leased Real Property, the Power Permits, the Power Easements, and the Power Water Rights constitute all of the surface rights that are required by Power or its Subsidiaries to conduct operations with respect to the Power Mining Rights as currently conducted.
4.16 Mining.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) the Power Mining Rights, the Power Easements and the Power Water Rights (A) have been duly filed and registered with the respective registry in all material respects, (B) have, to Power’s knowledge, been validly granted to and registered in the name of, or for the benefit of, Power or a Subsidiary of Power, (C) are owned by, or registered to, Power or a Subsidiary of Power with good and valid title thereto, and (D) are in full force and effect, and (ii) during the three (3) year period prior to the date of this Agreement, neither Power nor any of its Subsidiaries has received any written notice from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of Power or its Subsidiaries in any of the Power Mining Rights, the Power Easements, or the Power Water Rights.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) all fees, rentals, expenditures and other amounts payable in respect of the Power Mining Rights, the Power Easements and the Power Water Rights have been paid in full, (ii) neither Power nor any Subsidiary of Power owes any payments or amounts to the surface landowners or registered proprietors of the land covered by the Power Easements and (iii) Power or its Subsidiary has otherwise satisfied all current requirements under applicable Law relating to the granting and holding of the Power Mining Rights, the Power Easements and the Power Water Rights.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, no Person other than Power or its Subsidiary has any right, title or interest in, to or under the Power Mining Rights, the Power Easements or the Power Water Rights (including, for the avoidance of doubt, back-in rights, earn-in rights, rights of first refusal, or similar provisions or rights) or the production or profits therefrom and there are no Encumbrances thereon other than Permitted Encumbrances.
(d) Neither Power nor any of its Subsidiaries has any exploration and exploitation concessions, mining rights, easements, rights of ways, servitudes or other similar interests other than the Power Mining Rights, the Power Easements and the Power Water Rights.
(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, all mines and mineral properties formerly owned by Power or any of its Subsidiaries which were abandoned by Power or any of its Subsidiaries were abandoned by Power or its Subsidiary in accordance with good mining industry practice and standards and in compliance with applicable Laws.
(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, (i) all activities conducted with respect to the Power Mining Rights by Power or its Subsidiaries or, to the knowledge of Power, by any other Person appointed by Power, have been carried out in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and (ii) neither Power, nor, to the knowledge of Power, any other Person, has received any notice of any material breach of any such applicable Laws.
4.17 Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect:
(a) Power and its Subsidiaries and their respective operations and assets are and during the relevant statute of limitations period have been in compliance with Environmental Laws;
(b) during the three (3) years preceding the date of this Agreement, (i) Power and its Subsidiaries have not been convicted of an offense, fined or otherwise sentenced for material non-compliance with any applicable Environmental Laws, and (ii) neither Power nor any of its Subsidiaries has received, or is aware of any conditions that may give rise to, any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person with a bona fide assertion that Power or any of its Subsidiaries is in violation of, or liable under, any applicable Environmental Laws;
(c) Power and its Subsidiaries have obtained and are and for the three (3) years prior to the date of this Agreement have been in compliance with all material Permits required for the operations of Power and its Subsidiaries under applicable Environmental Laws (“Power Environmental Permits”);

(d) all Power Environmental Permits are valid and in good standing, and except as disclosed in Section 4.17(d) of the Power Disclosure Letter, no Power Environmental Permit will become void or voidable as a result of the Closing, nor is the consent of any Person required to maintain such Power Environmental Permit in full force and effect notwithstanding the completion of the Merger;
(e) Power and its Subsidiaries are not and for the three (3) years prior to the date of this Agreement have not been, subject to any pending or, to the knowledge of Power, Threatened Environmental Claims, and are not subject to any judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity in respect of any Environmental Claims. During the period beginning three (3) years prior to the date of this Agreement and ending on the date of this Agreement, neither Power nor any of its Subsidiaries (i) has received any written notice or communication from any Person asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, leased or otherwise used by Power in the course of its operations (including from any offsite location where Hazardous Materials from Power’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling), and, to the knowledge of Power, there are no facts that could reasonably give rise to any such liability or obligation, and (ii) has been subject to any order or sanction with respect to the foregoing and, to the knowledge of Power, there are no facts that could reasonably give rise to any such order or sanction;
(f) to the knowledge of Power, (i) no Hazardous Materials have been used, disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Laws, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any remedial or investigative obligation, corrective action requirement or liability under any Environmental Laws, in each case, on, at, under or from any current or former properties or facilities owned or operated by Power or any of its Subsidiaries or as a result of any operations or activities of Power or any of its Subsidiaries at any location and (ii) Hazardous Materials are not otherwise present at or about any such properties or facilities of Power or its Subsidiaries in amount or condition that has resulted in or would reasonably be expected to result in liability to Power or any of its Subsidiaries under any applicable Environmental Laws;
(g) Power and each of its Subsidiaries are not aware of any polychlorinated byphenyls, asbestos, asbestos-containing materials, urea formaldehyde or underground storage tanks present in any current facilities owned or operated by Power or any of its Subsidiaries;
(h) the financial assurance required for each of the assets of Power and its Subsidiaries has been posted or provided by, as applicable, Power and each of its Subsidiaries to a Governmental Entity as required by Environmental Laws;
(i) Power and its Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any material liability of any other Person relating to any Environmental Laws or Hazardous Materials and, to the knowledge of Power, there are no known or reasonably anticipate environmental liabilities associated with the assets of Power and any of its Subsidiaries (excluding, in each case, any liabilities imposed or promulgated by any applicable Law or any Governmental Entity);
(j) except as disclosed in Section 4.17(j) of the Power Disclosure Letter, (i) no representative of any local community or indigenous group with credibly asserted territorial rights recognized by under applicable Law over a substantive portion of any lands related to any of the projects of Power or its Subsidiaries has given Power or its Subsidiary a credible notice, written, oral or otherwise, of a requirement that payments or other material actions are owing or required as a condition to the continued occupation or use of any of Power’s or its Subsidiaries’ tenements or any exploration, development or mining operations thereon; (ii) Power and each of its Subsidiaries are not currently engaged or involved in any disputes, discussions or negotiations with any local community or indigenous group with credibly asserted territorial rights recognized under applicable Law over a substantive portion of any lands related to any of the projects of Power or its Subsidiaries or Governmental Entity in relation to credible treaty or aboriginal rights claims by such local community or indigenous group; and (iii) Power and each of its Subsidiaries are not a party to any arrangement or understanding with any such local community or indigenous group in relation to the environment or the development of communities in the vicinity of, or in connection with, their projects; and

(k) Power has made available to Shock all material third-party environmental assessments that relate to the properties of Power or its Subsidiaries and that are in the possession or control of Power or its Subsidiaries.
The representations and warranties in this Section 4.17 constitute Power’s sole and exclusive representations and warranties with respect to environmental matters, including representations and warranties with respect to Power Environmental Permits, Environmental Claims and compliance with or violation of Environmental Laws.
4.18 Material Contracts.
(a) Section 4.18(a) of the Power Disclosure Letter, together with the lists of exhibits contained in the Power SEC Documents, sets forth a true and complete list (but excluding any Power Plan), as of the date of this Agreement, of:
(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);
(ii) each Contract or Organizational Document of Power, any of its Subsidiaries or any Power Invested Entity that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), make loans or advances to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), or transfer any of its properties or assets to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries);
(iii) each note, debenture, other evidence of Indebtedness, credit or financing agreement or instrument or other Contract for money borrowed by Power or any of its Subsidiaries having an outstanding principal amount, in each case, in excess of US$10,000,000), other than a Permitted Encumbrance, or any such note, debenture or other evidence of indebtedness under which any Person (other than Power or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of Power or any of its Subsidiaries;
(iv) each Contract for the acquisition or the disposition of any assets, properties or business divisions entered into by Power or any of its Subsidiaries involving consideration in an amount in excess of US$10,000,000, in each case, whether by merger, scheme of arrangement, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the Ordinary Course) occurring in the last two (2) years;
(v) each Contract evidencing an outstanding obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;
(vi) each joint venture Contract, partnership agreement, profit-sharing, or limited liability company agreement with a third party (in each case, other than with respect to wholly-owned Subsidiaries of Power) or other similar Contract relating to the formation, creation, operation, management or control of any partnership or joint venture;
(vii) each Contract that purports to limit or contains covenants expressly limiting in any material respect the freedom of Power or any of its Subsidiaries to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; (C) solicit customers; including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (D) to purchase or acquire an interest in any other Person;
(viii) each Contract by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by Power and its Subsidiaries under such Contract or Contracts of at least US$5,000,000 per year or US$10,000,000 in the aggregate;
(ix) each Contract that obligates Power and its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of US$5,000,000;

(x) each Contract that is between Power or any of its Subsidiaries and any directors, officers or employees of Power or any of its Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by, or triggered by the consummation of the Transactions;
(xi) each Contract that obligates Power and its Subsidiaries to make any capital commitment or expenditure in excess of US$10,000,000 (including pursuant to any joint venture);
(xii) each Contract that relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which Power or any of its Subsidiaries has outstanding obligations (other than customary confidentiality obligations);
(xiii) each Contract (other than those made in the Ordinary Course): (A) providing for the grant of any preferential rights to purchase or lease any tangible asset of Power or any of its Subsidiaries; or (B) providing for any exclusive right to sell or distribute any material product or service of Power or any of its Subsidiaries; and
(xiv) each Contract under which Power or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of US$65,000.
(b) Collectively, the Contracts set forth in Section 4.18(a) are herein referred to as the “Power Contracts.” A complete and correct copy of each of the Power Contracts has been made available to Shock. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, each Power Contract is legal, valid, binding and enforceable in accordance with its terms on Power and each of its Subsidiaries that is a party thereto and, to the knowledge of Power, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, neither Power nor any of its Subsidiaries is in breach or default under any Power Contract nor, to the knowledge of Power, is any other party to any such Power Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Power or its Subsidiaries, or, to the knowledge of Power, any other party thereto. As of the date hereof, there are no disputes pending or, to the knowledge of Power, Threatened with respect to any Power Contract and neither Power nor any of its Subsidiaries has received any written notice of the intention of any other party to any Power Contract to terminate for default, convenience or otherwise, or otherwise disputing, any Power Contract, nor to the knowledge of Power, is any such party threatening to do so, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
4.19 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, each of the material insurance policies held by Power or any of its Subsidiaries as of the date of this Agreement (collectively, the “Power Insurance Policies”) is in full force and effect on the date of this Agreement. The Power Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Power and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and all premiums due thereunder have been paid, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Power Insurance Policy.
4.20 Opinion of Financial Advisor. J.P. Morgan Securities LLC, Power’s financial advisor, has delivered to the Power Board its opinion (to be confirmed in writing), to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders (other than holders of Excluded Shares and Converted Shares) of the Power Common Stock. A copy of such opinion will be delivered promptly after the date of this Agreement to

Shock for informational purposes only. Shock, on behalf of itself and its officers, directors and Affiliates, agrees and acknowledges that such written opinion is being furnished to Shock solely for informational purposes and none of Shock, its officers, directors and Affiliates may rely on such written opinion for any purpose.
4.21 Brokers. Except for the fees and expenses payable to J.P. Morgan Securities LLC and Canaccord Genuity (Australia) Limited, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Power Equity Raise, the Closing Equity Raise and the transactions contemplated thereby based upon arrangements made by or on behalf of Power.
4.22 Anti-Corruption.
(a) Neither Power nor any Subsidiary of Power, nor any director, officer or manager, nor, to the knowledge of Power, any employee, agent, representative or other person acting on behalf of Power, or any Subsidiary of Power has, since January 1, 2019 in connection with the business of Power or any Subsidiary of Power, (i) made any unlawful payment or given, offered, promised, authorized, or agreed to give, money or anything else of value, directly or indirectly, to any Government Official, or to any person for the benefit of a Government Official in order to obtain or retain an advantage in the course of business, or for the purpose of inducing or influencing any action or decision of the Government Official in his or her official capacity or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act, or (ii) otherwise taken any action in violation of any applicable Bribery Legislation.
(b) Neither Power nor any Subsidiary of Power, nor any director, officer or manager or, to the knowledge of Power, any employee, agent, representative or other person acting on behalf of Power or any Subsidiary of Power has, since January 1, 2019, been subject to any actual, pending, or, to Power’s knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Power or any Subsidiary of Power of any Bribery Legislation.
(c) Power and each Subsidiary of Power have maintained and currently maintain (i) books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Power and each Subsidiary of Power in accordance with applicable accounting standards, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Power and each Subsidiary of Power are executed only in accordance with management’s general or specific authorization.
(d) Power and each Subsidiary of Power have instituted policies and procedures reasonably designed to ensure compliance in all material respects with the applicable Bribery Legislation and maintain such policies and procedures in force.
4.23 Sanctions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, to the knowledge of Power, neither Power nor any Subsidiary of Power, nor any director, officer or manager, employee or agent of Power or of any Subsidiary of Power, (a) is a Sanctioned Person or is acting, directly or indirectly, on behalf of a Sanctioned Person, (b) has, since January 1, 2019, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person, on behalf of a Sanctioned Person or in any Sanctioned Country on behalf of Power or any Subsidiary of Power in violation of applicable Sanctions Laws, (c) has, since January 1, 2019, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Power, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Power or any Subsidiary of Power of any applicable Sanctions Law.
4.24 Export and Import Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect, to the knowledge of Power, none of Power, nor any Subsidiary of Power, nor any director, officer, manager, employee or agent of Power or any Subsidiary of Power have, since January 1, 2019, committed any violation of Ex-Im Laws.
4.25 Takeover Laws. The approval of the Power Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in Power’s Organizational Documents that is applicable to Power, the shares of Power Common Stock or the Transactions.

4.26 No Additional Representations.
(a) Except for the representations and warranties made in this Article IV, neither Power nor any other Person makes any express or implied representation or warranty with respect to Power or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Power hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Power nor any other Person makes or has made any representation or warranty to Shock, Merger Sub or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Power or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Power in this Article IV, any oral or written information presented to Shock or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Power, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Shock’s or Merger Sub’s remedies with respect to fraud arising from or relating to the express representations and warranties made by Power in this Article IV.
(b) Notwithstanding anything contained in this Agreement to the contrary, Power acknowledges and agrees that none of Shock, Merger Sub or any other Person has made or is making any representations or warranties relating to Shock or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Shock and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Shock furnished or made available to Power or any of its Representatives and that Power has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Power acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Power or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SHOCK AND MERGER SUB
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Shock and Merger Sub to Power concurrently with the execution of this Agreement (the “Shock Disclosure Letter”) and except as disclosed in the Shock ASIC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) lodged or filed with ASIC and publicly available on the ASX or ASIC website since December 31, 2022 and at least two (2) days prior to the date of this Agreement (without giving effect to any amendment to any such Shock ASIC Document lodged or filed on or after the date that is two (2) days prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Shock and Merger Sub jointly and severally represent and warrant to Power as follows:
5.1 Organization, Standing and Power. Each of Shock and its Subsidiaries is a corporation, company limited by shares, joint stock company, partnership or limited liability company duly organized, as the case may be, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Shock’s Subsidiaries, where the failure to be so organized, validly existing, or to have such power, authority or, where relevant, standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Shock and its Subsidiaries, taken as a whole (a “Shock Material Adverse Effect”). Each of Shock and its Subsidiaries is duly qualified or licensed and, where relevant, in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Shock has, prior to the execution of this Agreement, made available to Power complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Shock, each as amended prior to the execution of this Agreement and each Organizational

Document, as made available to Power, is in full force and effect, and neither Shock nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.
5.2 Capital Structure.
(a) At the close of business in Brisbane, Australia, on the Capitalization Date: (A) 10,293,296,014 Shock Ordinary Shares were issued and outstanding, (B) no preference shares of Shock (together with Shock Ordinary Shares, “Shock Shares”) were issued and outstanding; (C) options to purchase 2,234,482 Shock Ordinary Shares were issued and outstanding; (D) no Shock performance rights were issued and outstanding; and (E) no Shock Ordinary Shares remained available for issuance pursuant to Shock’s Employee Share & Option Plan, as amended from time to time, and prior plans (the “Shock Equity Plans”).
(b) All outstanding Shock Ordinary Shares have been duly authorized and are validly issued, fully paid and are not subject to preemptive rights. The Shock Ordinary Shares to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. The Shock Ordinary Shares to be issued in the Shock Share Issuance, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. As of the close of business in Brisbane, Australia, on the Capitalization Date, except as set forth in Section 5.2(a), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Shock or any of its Subsidiaries any Shock Shares or securities convertible into or exchangeable or exercisable for or valued by reference to Shock Shares (and the exercise, conversion, purchase, exchange or other similar price thereof).
(c) Except as set forth in Section 5.2(a) or in Section 5.2(c) of the Shock Disclosure Letter, and except for changes since the Capitalization Date resulting from (x) the entry into Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter and Contracts with respect to the Closing Equity Raise, the issuance of the Shock Equity Raise Shares in the Shock Equity Raise and the reservation of the Closing Equity Raise Shares for the purposes of the Closing Equity Raise, or (y) the exercise of Shock’s share options (and the issuance of shares thereunder) or vesting and settlement of Shock’s performance rights, in each case, outstanding as of such date and set forth in Section 5.2(a) in accordance with their terms, there are outstanding: (A) no Shock Shares, Voting Debt or other voting securities of Shock; (B) no securities of Shock or any Subsidiary of Shock convertible into or exchangeable or exercisable for or valued by reference to Shock Shares, Voting Debt or other voting securities of Shock; and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or other Contracts to which Shock or any Subsidiary of Shock is a party or by which it is bound in any case obligating Shock or any Subsidiary of Shock to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Shock Shares or any Voting Debt or other voting securities of Shock, or obligating Shock or any Subsidiary of Shock to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or other Contract. There are no dividends or distributions that have been declared by Shock with respect to the Shock Ordinary Shares that have not been paid by Shock. There are no stockholder agreements, voting trusts or other Contracts to which Shock or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Shock or any of its Subsidiaries. No Subsidiary of Shock owns any Shock Shares. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value US$0.0001 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Shock.
(d) Section 5.2(d) of the Shock Disclosure Letter sets forth a complete and correct list of each Subsidiary of Shock, including its outstanding equity interests and the owners thereof. Except as set forth in Section 5.2(d) of the Shock Disclosure Letter, all outstanding shares of capital stock or other equity interests of the Subsidiaries of Shock are owned by Shock, or a direct or indirect wholly owned Subsidiary of Shock, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable.
(e) Section 5.2(e) of the Shock Disclosure Letter sets forth a complete and correct list of each Person in which Shock or any Subsidiary of Shock holds any shares or other equity interests, other than any Subsidiary of Shock (each, a “Shock Invested Entity”), including the portion of the equity interests of such entities held by Shock or the Subsidiaries of Shock, and the respective jurisdiction of incorporation or organization of each Shock Invested Entity. Shock or a Subsidiary of Shock, as set forth in Section 5.2(e) of the Shock Disclosure Letter, owns, of record and beneficially, all shares and other equity interests in each such Person listed as owned by it in Section 4.2(e) of the Shock Disclosure Letter, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as set forth in Section 5.2(e) of the Shock Disclosure Letter, neither Shock nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person other than its Subsidiaries, or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person. Shock has made available to Power complete and correct copies of the Organizational Documents of each Shock Invested Entity and all stockholders’ or similar agreements with respect to each Shock Invested Entity, each as amended prior to the execution of this Agreement and each Organizational Document and stockholders’ or similar agreement, as made available to Power, is in full force and effect, and neither Shock nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents or stockholders’ or similar agreement.
5.3 Authority; No Violations; Consents and Approvals.
(a) Each of Shock and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Shock and Merger Sub and the consummation by Shock and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Shock and (subject only to the approval of this Agreement by Shock as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement) Merger Sub. This Agreement has been duly executed and delivered by each of Shock and Merger Sub, and, assuming the due and valid execution of this Agreement by Power, constitutes a valid and binding obligation of each of Shock and Merger Sub enforceable against Shock and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Shock Board, at a meeting duly called and held, has by unanimous vote (i) approved this Agreement and the Transactions, including the Merger, the Shock Share Issuance and the Closing Equity Raise, and (ii) resolved, subject to the provisions of this Agreement (including those relating to a Shock Change of Recommendation, a Shock Superior Proposal or a Shock Intervening Event), to recommend that the holders of Shock Ordinary Shares vote in favor of the approval of the Shock Shareholder Matters (such recommendation described in clause (ii), the “Shock Board Recommendation”). The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. Shock, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt and approve this Agreement in its capacity as sole stockholder of Merger Sub. The Shock Shareholder Approval is the only vote of the holders of any class of the Shock Shares necessary to approve the Shock Share Issuance.
(b) Except as set forth in Section 5.3(b) of the Shock Disclosure Letter, the execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Shock or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) or cancellation of, or default under, the creation or acceleration of any obligation or the loss or reduction of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Shock or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other Contract, Organizational Documents of any Shock Invested Entity, Shock Permit, franchise or license to which Shock or any of its Subsidiaries is a party or by which Shock, Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, contravene, conflict with or result in a violation of any Law applicable to Shock or any of its Subsidiaries or any of their respective properties or assets, or (iv) result in the creation of any Encumbrance on any of the assets or property of Shock or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Except for this Agreement, Shock is not party to any Contract that does, would or would reasonably be expected to, entitle any Person to appoint one or more directors to the Shock Board.
5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Shock or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Shock and Merger Sub or the consummation by Shock and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Shock under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of the Registration Statement, (c) compliance with applicable requirements of ASIC and ASX, as may be required in connection with this Agreement and the Transactions; (d) the filing of the Certificate of Merger with the Filing Office; (e) filings with Nasdaq or under the Exchange Act; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
5.5 ASIC Documents; Financial Statements.
(a) Since the Applicable Date, Shock has lodged or filed with ASIC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be lodged or filed under the Corporations Act and ASIC rules (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Shock ASIC Documents”). As of their respective dates, each of the Shock ASIC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form, in each case in all material respects, with the applicable requirements of the Corporations Act and the ASIC rules applicable to such Shock ASIC Documents. None of the Shock ASIC Documents contained, when filed or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended, or if lodged or filed with ASIC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof: (i) neither Shock nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by Shock from ASIC or the ASX with respect to any of the Shock ASIC Documents; and (iii) to the knowledge of Shock, none of the Shock ASIC Documents is the subject of ongoing ASIC review or investigation. None of Shock’s Subsidiaries is required to file periodic reports with ASIC pursuant to the Corporations Act and the ASIC rules.
(b) The financial statements of Shock included (or incorporated by reference) in the Shock ASIC Documents, including all notes and schedules thereto, complied, or, in the case of Shock ASIC Documents filed after the date of this Agreement, will comply, in each case in all material respects, when filed or if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, with the rules of ASIC with respect thereto, were, or, in the case of Shock ASIC Documents filed after the date of this Agreement, will be, prepared in accordance with AAS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects in accordance with applicable requirements of AAS (subject, in the case of the unaudited statements, to normal year-end adjustments) the financial position of Shock and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of Shock and its consolidated Subsidiaries, for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments that are not material to any other adjustments described therein, including the notes thereto).
(c) Since the Applicable Date, to the knowledge of Shock, Shock has complied in all material respects with its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and, other than for the Transactions, it is not currently relying on the carve-out in ASX Listing Rule 3.1A to withhold any material information from public disclosure, and during the past twenty-four (24) months, Shock has not been the subject of a continuous disclosure review by ASIC.

(d) The Shock Ordinary Shares are listed and quoted for trading on ASX and Shock has not taken any action which would reasonably be expected to result in the delisting or suspension of the Shock Ordinary Shares on or from the ASX and Shock is currently in compliance with the applicable listing, corporate governance, and other rules, policies and regulations of applicable securities Laws and the ASX Listing Rules to which the listing and quotation for trading the Shock Ordinary Shares is subject.
(e) Shock has implemented and maintains a system of internal control over financial reporting sufficient to provide reasonable assurance that all information required to be disclosed by Shock in the Shock ASIC Documents is recorded, processed, summarized and reported within the time periods specified in the Corporations Act and the ASX Listing Rules and is communicated to Shock’s management as appropriate to allow timely decisions regarding required disclosure. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Shock or its Subsidiaries, and (ii) is not, and since the Applicable Date there has not been, to the knowledge of Shock, any illegal act or fraud, whether or not material, that involves management or employees who have significant roles in internal control of Shock or its Subsidiaries.
5.6 Absence of Certain Changes or Events.
(a) Since June 30, 2024, there has not been any Shock Material Adverse Effect or any Effect that, individually or in the aggregate, would reasonably be expected to have a Shock Material Adverse Effect.
(b) From June 30, 2024 through the date of this Agreement:
(i) except for the entry into Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter and Contracts with respect to the Closing Equity Raise and the issuance of the Shock Equity Raise Shares in the Shock Equity Raise, Shock and its Subsidiaries have conducted their business in the Ordinary Course in all material respects; and
(ii) there has not been any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Shock or any of its Subsidiaries, whether or not covered by insurance, that, individually or in the aggregate, has had or would reasonably be expected to have a Shock Material Adverse Effect.
5.7 No Undisclosed Material Liabilities. There are no known liabilities of Shock or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required to be reflected in financial statements prepared in accordance with AAS, other than: (a) liabilities adequately provided for on the consolidated statement of financial position of Shock dated as of June 30, 2024 (including the notes thereto) contained in Shock’s financial report for the year ended June 30, 2024 filed with ASX; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2024; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.2(b)(ix) and (e) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Neither Shock nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Shock and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as such term is understood under AAS), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Shock or any of its Subsidiaries, in Shock’s consolidated financial statements or the Shock ASIC Documents.
5.8 Information Supplied. None of the information supplied or to be supplied by Shock for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) the Proxy Statement will, at the date it is first mailed to stockholders of Power and at the time of the Power Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the ASX announcement to be released by Shock or Power to the ASX in respect of the Merger and/or the

Closing Equity Raise, the investor presentation to be released by Shock and Power to the ASX in respect of the Transactions (including the Power Equity Raise, the Shock Equity Raise and the Closing Equity Raise), the Notice of Shock Extraordinary General Meeting, each Australian Disclosure Document, or any other document filed with the ASX or ASIC in connection with the Transactions or this Agreement, will not, on the date such ASX announcement, investor presentation, or the Notice of Shock Extraordinary General Meeting is made available to the shareholders of Shock or the relevant Australian Disclosure Document is first mailed to the relevant addressee, as applicable, or, with respect to any Australian Disclosure Document, at the time of the Shock Extraordinary General Meeting and the Power Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to be stated therein in order to make the statements therein not misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant ASX announcement, investor presentation, Notice of Shock Extraordinary General Meeting or Australian Disclosure Document, as the case may be. Subject to the accuracy of the representations and warranties in the first sentence of Section 4.8, the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder, and each Australian Disclosure Document will comply as to form in all material respects with the Corporations Act and the ASX Listing Rules; provided, however, that no representation is made by Shock with respect to statements made therein based on information supplied by Power or any third parties specifically for inclusion or incorporation by reference therein.
5.9 Shock Permits; Compliance with Applicable Law.
(a) Shock and its Subsidiaries hold and at all times since the Applicable Date have held all material Permits necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Shock Permits”), and have since the Applicable Date paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. All Shock Permits are in full force and effect and no suspension or cancellation of any of the Shock Permits is pending or, to the knowledge of Shock, Threatened, and Shock and its Subsidiaries are in compliance with the terms of the Shock Permits, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(b) The businesses of Shock and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. To the knowledge of Shock no investigation or review by any Governmental Entity with respect to Shock or any of its Subsidiaries is pending or Threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
5.10 Compensation; Benefits.
(a) True, correct and complete copies of each of the material Shock Plans (or, in the case of any Shock Plan not in writing, a written description of the material terms thereof) and related Contracts, including administrative service agreements and group insurance Contracts and trust documents, have been furnished or made available to Power or its Representatives, and all material non-routine correspondence to or from any Governmental Entity, including with respect to any audit of or proceeding involving such plan or alleged noncompliance of such plan with applicable Laws.
(b) Each Shock Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Shock, Threatened against, Shock or any of its Subsidiaries, or any fiduciary of any of the Shock Plans, with respect to any Shock Plan, and there are no Proceedings by a Governmental Entity with respect to any of the Shock Plans, except for such actions, suits, claims or Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.

(d) All material contributions required to be made by Shock to the Shock Plans pursuant to their terms have been timely made.
(e) There are no material unfunded benefit obligations that have not been properly accrued for in Shock’s financial statements, and all material contributions or other amounts payable by Shock or any of its Subsidiaries with respect to each Shock Plan in respect of current or prior plan years have been paid or accrued in accordance with AAS.
(f) No Shock Plan is a “registered pension plan” or a “retirement compensation arrangement”, or is intended to be or has been determined by a Governmental Entity to be a “salary deferral arrangement” as such terms are defined in Section 248(1) of the ITA.
(g) Except as required by applicable Law, no Shock Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Shock or any of its Subsidiaries has any obligation to provide such benefits.
(h) Except as set forth in Section 5.10(h) of the Shock Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Shock Employee to severance pay or benefits or to any increase in severance pay or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of or the funding of any compensation or benefits due to any such Shock Employee, (iii) directly or indirectly cause Shock to transfer or set aside any material amount of assets to fund any material benefits under any Shock Plan, (iv) otherwise give rise to any material liability under any Shock Plan, (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Shock Plan on or following the Effective Time, or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code.
(i) Neither Shock nor any Subsidiary has any obligation to provide, and no Shock Plan or other Contract provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to applicable Law.
(j) No Shock Plan is subject to the Laws of the United States (or any subdivision thereof) or covers any Shock Employees who reside or work within the United States.
5.11 Labor Matters.
(a) From January 1, 2022 to the present, neither Shock nor any of its Subsidiaries has been a party to any collective bargaining agreement or other Contract with any labor union nor have they been subject to an accreditation, certification or bargaining certificate issued by applicable labor relations authorities. As of the date of this Agreement, to the knowledge of Shock, there is no pending union representation petition involving employees of Shock or any of its Subsidiaries, and there are no activities or Proceedings by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.
(b) From January 1, 2022 to the present, there has been no unfair labor practice, charge or grievance arising out of any effort to organize employees of Shock or any of its Subsidiaries, a collective bargaining agreement, or other Contract with any labor union, or any bargaining certificate or certification issued by applicable labor relations authorities, nor has there been any other material labor-related grievance Proceeding against Shock or any of its Subsidiaries pending, or, to the knowledge of Shock, Threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(c) From January 1, 2022 to the present, there has been no employee strike, or labor-related dispute, slowdown, work stoppage or lockout, pending, or, to the knowledge of Shock, Threatened, against or involving Shock or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(d) Shock and its Subsidiaries are, and since January 1, 2021 have been, in compliance in all material respects with all applicable Laws respecting employment, employment standards, occupational health and safety and employment practices, and there have been and currently are no Proceedings pending or, to the knowledge of Shock, Threatened against Shock or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Since January 1, 2021, neither Shock nor any of its Subsidiaries has received any written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an audit, investigation, or any other Proceeding with respect to Shock or any of its Subsidiaries which would reasonably be expected to have, individually in the aggregate, a Shock Material Adverse Effect. Shock and its Subsidiaries have classified, in all material respects, all employees or independent contractors correctly as such under applicable Laws, and all employees, in all material respects, are classified as eligible or non-eligible for overtime, as applicable.
(e) From January 1, 2021 to the present, (i) there has been no allegations of sexual harassment or sexual assault made against any current or former officer or director of Shock or any of its Subsidiaries, nor, to the knowledge of Shock, is any Threatened; and (ii) neither Shock nor any of its Subsidiaries have been in involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or, sexual assault, or sexual misconduct by any current or former officer or director of Shock or any of its Subsidiaries.
5.12 Taxes.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect:
(i) (A) all Tax Returns required to be filed (taking into account valid extensions of time for filing) by Shock or any of its Subsidiaries have been filed with the appropriate Governmental Entity, and all such filed Tax Returns are complete and accurate in all respects and (B) all Taxes that are due and payable by Shock or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with AAS in the financial statements included in the Shock ASIC Documents) have been paid in full;
(ii) Shock and its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, deduction, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party, including all Canada pension contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable to the appropriate Governmental Entity within the time required under applicable Laws;
(iii) each of Shock and its Subsidiaries has collected all amounts on account of sales, value-added or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by law to be remitted by it;
(iv) there is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Shock or any of its Subsidiaries;
(v) (A) there is no outstanding claim, assessment or deficiency against Shock or any of its Subsidiaries for any amount of Taxes that has been asserted or Threatened in writing by any Governmental Entity and (B) there are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of Shock, Threatened in writing regarding any Taxes or Tax Returns of Shock or any of its Subsidiaries;
(vi) all transactions and instruments for which Shock or any of its Subsidiaries is the person statutorily liable to pay any applicable stamp duty (or has agreed to pay any applicable stamp duty) have been lodged with the appropriate Governmental Entity, are stamped, and are not insufficiently stamped; the applicable stamp duty has been paid; and there is no requirement to upstamp on the account of an interim assessment;
(vii) no event has occurred, or will occur as a result of any transaction or other action contemplated by this Agreement (including the entry into and consummation of the transactions contemplated by this Agreement) that may result in stamp duty becoming payable by Shock or any of its Subsidiaries in respect of a corporate reconstruction exemption (or a similar exemption or concession) from stamp duty that has been granted by a Governmental Entity;
(viii) (A) neither Shock nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (not including, for the avoidance of doubt, (I) a Contract or arrangement solely between or among Shock and/or any of its Subsidiaries, or (II) any customary Tax sharing or indemnification provisions contained in any commercial Contract entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial Contracts)) and (B) neither Shock nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Shock or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than Shock or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.
(ix) in the past six (6) years, no written claim has been made by any Governmental Entity in a jurisdiction where Shock or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction other than any such claims that have been fully resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with AAS;
(x) there are no Encumbrances for Taxes on any of the assets of Shock or any of its Subsidiaries, except for Permitted Encumbrances;
(xi) neither Shock nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or use of an improper method of accounting for a Taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) occurring or existing on or prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date;
(xii) all transactions entered into between or among Shock and/or any of its Subsidiaries have been made or entered into in accordance with arm’s length principles and in compliance with applicable U.S. and non-U.S. transfer pricing Laws;
(xiii) neither Shock nor any of its Subsidiaries has participated in a “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of applicable Law);
(xiv) to the knowledge of Shock, none of the Shock Canadian Subsidiaries has ever had an obligation to file information return pursuant to sections 237.3 and 237.4 of the ITA, or any provisions under book X.2 of Part I of the Taxation Act (Québec);
(xv) None of the Shock Canadian Subsidiaries has claimed an amount for a tax credit, refund, rebate, overpayment or similar adjustment of Taxes to which it is not entitled, and it has retained all documentation prescribed by applicable Laws and in accordance with applicable Laws to support any claims for such amounts;
(xvi) There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to any of the Shock Canadian Subsidiaries of sections 17, 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada;
(xvii) None of the Shock Canadian Subsidiaries has incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the ITA) with such Shock Canadian Subsidiary the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b)

of the ITA, be included in such Shock Canadian Subsidiary’s income for Canadian income tax purposes for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada;
(xviii) the share capital account of Shock has not been tainted under Australian Tax Law; and
(xix) Shock has never been a member of any “GST group” as defined in Division 48 of the A New Tax System (Goods and Services Tax) Act 1999.
(b) Neither Shock nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) during the two-year period ending on the date of this Agreement.
(c) Except as set forth in Section 5.12(c) of the Shock Disclosure Letter, neither Shock nor any of its Subsidiaries is aware of the existence of any fact, agreement, plan or other circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
5.13 Litigation. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Shock, Threatened against Shock any of its Subsidiaries or any of their properties or assets (including Shock Mining Rights, Shock Easements or Shock Water Rights) or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity outstanding against Shock or any of its Subsidiaries.
5.14 Intellectual Property.
(a) Shock and its Subsidiaries own the Intellectual Property used in or necessary for the operation of the businesses of each of Shock and its Subsidiaries as presently conducted and owned by Shock and its Subsidiaries (collectively, the “Shock Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. To the knowledge of Shock, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, all of the registrations, issuances and applications included in the Shock Intellectual Property are in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses due as of the Closing Date have been made.
(b) To the knowledge of Shock, the operation of the business of each of Shock and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Neither Shock nor any of its Subsidiaries has received any written claim or notice during the three-year period prior to the date of this Agreement that Shock or any of its Subsidiaries have infringed upon, misappropriated or otherwise violated the Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) the businesses of Shock and each Subsidiary of Shock are being conducted in compliance with all applicable Laws pertaining to privacy, data protection and information security and (ii) Shock and the Subsidiaries of Shock have taken commercially reasonable efforts to (x) maintain and protect all Shock Intellectual Property and the integrity and security of Shock’s and its Subsidiaries’ IT Assets, including data stored or contained therein and, (y) during the three-year period prior to the date of this Agreement, to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Shock or its Subsidiaries during the three-year period prior to the date of this Agreement, and (iii) there has been no breach of, unauthorized access to, or unauthorized use of, any IT Assets, and no unauthorized access to, unauthorized use of, theft or loss of Personal Information, trade secrets or other confidential information owned or held for use by Shock or its Subsidiaries.

(d) Shock and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of Shock and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, the IT Assets owned, used, or held for use by Shock or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Shock and its Subsidiaries; and (ii) to the knowledge of Shock, as of the date hereof, are free from any malicious code.
5.15 Real Property.
(a) With respect to the real property owned by Shock or any of its Subsidiaries (such property collectively, the “Shock Owned Real Property”), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, either Shock or its Subsidiary has good and marketable fee simple title to such Shock Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. Neither Shock nor any of its Subsidiaries has received notice of any current or pending, and to the knowledge of Shock there is no Threatened, condemnation proceeding with respect to any Shock Owned Real Property, except proceedings which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Shock Owned Real Property or any portion thereof or interest therein, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) each material lease, sublease and other Contract under which Shock or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Shock Leased Real Property”), is valid, binding and in full force and effect, subject to the Creditors’ Rights and (ii) no uncured default of a material nature on the part of Shock or, if applicable, its Subsidiary or, to the knowledge of Shock, the landlord thereunder exists with respect to any Shock Leased Real Property and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, Shock and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other Contract applicable thereto, the Shock Leased Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Shock Owned Real Property and the Shock Leased Real Property are in good condition and repair and sufficient for the operation of the business conducted thereon.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, the Shock Owned Real Property, the Shock Leased Real Property, the Shock Permits, the Shock Easements, and the Shock Water Rights constitute all of the surface rights that are required by Shock or its Subsidiaries to conduct operations with respect to the Shock Mining Rights as currently conducted.
5.16  Mining.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) the Shock Mining Rights, the Shock Easements and the Shock Water Rights (A) have been duly filed and registered with the respective registry in all material respects, (B) have, to Shock’s knowledge, been validly granted to and registered in the name of, or for the benefit of, Shock or a Subsidiary of Shock, (C) are owned by, or registered to, Shock or a Subsidiary of Shock with good and valid title thereto, and (D) are in full force and effect, and (ii) during the three (3) year period prior to the date of this Agreement, neither Shock nor any of its Subsidiaries has received any written notice from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of Shock or its Subsidiaries in any of the Shock Mining Rights, the Shock Easements, or the Shock Water Rights.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) all fees, rentals, expenditures and other amounts payable in respect of the Shock Mining Rights, the Shock Easements and the Shock Water Rights have been paid in full, (ii) neither Shock nor any Subsidiary of Shock owes any payments or amounts to the surface landowners or registered proprietors of the land covered by the Shock Easements and (iii) Shock or its Subsidiary has otherwise satisfied all current requirements under applicable Law relating to the granting and holding of the Shock Mining Rights, the Shock Easements and the Shock Water Rights.
(c) Except as set forth in Section 5.16(c) of the Shock Disclosure Letter and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, no Person other than Shock or its Subsidiary has any right, title or interest in, to or under the Shock Mining Rights, the Shock Easements or the Shock Water Rights (including, for the avoidance of doubt, back-in rights, earn-in rights, rights of first refusal, or similar provisions or rights) or the production or profits therefrom and there are no Encumbrances thereon other than Permitted Encumbrances.
(d) Neither Shock nor any of its Subsidiaries has any exploration and exploitation concessions, mining rights, easements, rights of ways, servitudes or other similar interests other than the Shock Mining Rights, the Shock Easements and the Shock Water Rights.
(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, all mines and mineral properties formerly owned by Shock or any of its Subsidiaries which were abandoned by Shock or any of its Subsidiaries were abandoned by Shock or its Subsidiary in accordance with good mining industry practice and standards and in compliance with applicable Laws.
(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, (i) all activities conducted with respect to the Shock Mining Rights by Shock or its Subsidiaries or, to the knowledge of Shock, by any other Person appointed by Shock, have been carried out in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and (ii) neither Shock, nor, to the knowledge of Shock, any other Person, has received any notice of any material breach of any such applicable Laws.
5.17  Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect:
(a) Shock and its Subsidiaries and their respective operations and assets are and during the relevant statute of limitations period have been in compliance with Environmental Laws;
(b) during the three (3) years preceding the date of this Agreement, (i) Shock and its Subsidiaries have not been convicted of an offense, fined or otherwise sentenced for material non-compliance with any applicable Environmental Laws, and (ii) neither Shock nor any of its Subsidiaries has received, or is aware of any conditions that may give rise to, any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person with a bona fide assertion that Shock or any of its Subsidiaries is in violation of, or liable under, any applicable Environmental Laws;
(c) Shock and its Subsidiaries have obtained and are and for the three (3) years prior to the date of this Agreement have been in compliance with all material Permits required for the operations of Shock and its Subsidiaries under applicable Environmental Laws (“Shock Environmental Permits”);
(d) all Shock Environmental Permits are valid and in good standing, and except as disclosed in Section 5.17(d) of the Shock Disclosure Letter, no Shock Environmental Permit will become void or voidable as a result of the Closing, nor is the consent of any Person required to maintain such Shock Environmental Permit in full force and effect notwithstanding the completion of the Merger;

(e) Shock and its Subsidiaries are not and for the three (3) years prior to the date of this Agreement have not been, subject to any pending or, to the knowledge of Shock, Threatened Environmental Claims, and are not subject to any judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity in respect of any Environmental Claims. During the period beginning three (3) years prior to the date of this Agreement and ending on the date of this Agreement, neither Shock nor any of its Subsidiaries (i) has received any written notice or communication from any Person asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, leased or otherwise used by Shock in the course of its operations (including from any offsite location where Hazardous Materials from Shock’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling), and, to the knowledge of Shock, there are no facts that could reasonably give rise to any such liability or obligation, and (ii) has been subject to any order or sanction with respect to the foregoing and, to the knowledge of Shock, there are no facts that could reasonably give rise to any such order or sanction;
(f) to the knowledge of Shock, (i) no Hazardous Materials have been used, disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Laws, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any remedial or investigative obligation, corrective action requirement or liability under any Environmental Laws, in each case, on, at, under or from any current or former properties or facilities owned or operated by Shock or any of its Subsidiaries or as a result of any operations or activities of Shock or any of its Subsidiaries at any location and (ii) Hazardous Materials are not otherwise present at or about any such properties or facilities of Shock or its Subsidiaries in amount or condition that has resulted in or would reasonably be expected to result in liability to Shock or any of its Subsidiaries under any applicable Environmental Laws;
(g) Shock and each of its Subsidiaries are not aware of any polychlorinated byphenyls, asbestos, asbestos-containing materials, urea formaldehyde or underground storage tanks present in any current facilities owned or operated by Shock or any of its Subsidiaries;
(h) the financial assurance required for each of the assets of Shock and its Subsidiaries has been posted or provided by, as applicable, Shock and each of its Subsidiaries to a Governmental Entity as required by Environmental Laws;
(i) Shock and its Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any material liability of any other Person relating to any Environmental Laws or Hazardous Materials and, to the knowledge of Shock, there are no known or reasonably anticipate environmental liabilities associated with the assets of Shock and any of its Subsidiaries (excluding, in each case, any liabilities imposed or promulgated by any applicable Law or any Governmental Entity);
(j) except as disclosed in Section 5.17(j) of the Shock Disclosure Letter, (i) no representative of any local community or indigenous group with credibly asserted territorial rights recognized by under applicable Law over a substantive portion of any lands related to any of the projects of Shock or its Subsidiaries has given Shock or its Subsidiary a credible notice, written, oral or otherwise, of a requirement that payments or other material actions are owing or required as a condition to the continued occupation or use of any of Shock’s or its Subsidiaries’ tenements or any exploration, development or mining operations thereon; (ii) Shock and each of its Subsidiaries are not currently engaged or involved in any disputes, discussions or negotiations with any local community or indigenous group with credibly asserted territorial rights recognized under applicable Law over a substantive portion of any lands related to any of the projects of Shock or its Subsidiaries or Governmental Entity in relation to credible treaty or aboriginal rights claims by such local community or indigenous group; and (iii) Shock and each of its Subsidiaries are not a party to any arrangement or understanding with any such local community or indigenous group in relation to the environment or the development of communities in the vicinity of, or in connection with, their projects; and
(k) Shock has made available to Power all material third-party environmental assessments that relate to the properties of Shock or its Subsidiaries and that are in the possession or control of Shock or its Subsidiaries.

The representations and warranties in this Section 5.17 constitute Shock’s sole and exclusive representations and warranties with respect to environmental matters, including representations and warranties with respect to Shock Environmental Permits, Environmental Claims and compliance with or violation of Environmental Laws.
5.18 Material Contracts.
(a) Section 5.18(a) of the Shock Disclosure Letter, sets forth a true and complete list (but excluding any Shock Plan), as of the date of this Agreement, of:
(i) each Contract or Organizational Document of Shock, any of its Subsidiaries or any Shock Invested Entity that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), make loans or advances to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), or transfer any of its properties or assets to Shock or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries);
(ii) each note, debenture, other evidence of Indebtedness, credit or financing agreement or instrument or other Contract for money borrowed by Shock or any of its Subsidiaries having an outstanding principal amount, in each case, in excess of US$10,000,000, other than a Permitted Encumbrance, or any such note, debenture or other evidence of indebtedness under which any Person (other than Shock or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of Shock or any of its Subsidiaries;
(iii) each Contract for the acquisition or the disposition of any assets, properties or business divisions entered into by Shock or any of its Subsidiaries involving consideration in an amount in excess of US$10,000,000, in each case, whether by merger, scheme of arrangement, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the Ordinary Course) occurring in the last two (2) years;
(iv) each Contract evidencing an outstanding obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;
(v) each joint venture Contract, partnership agreement, profit-sharing, or limited liability company agreement with a third party (in each case, other than with respect to wholly-owned Subsidiaries of Shock) or other similar Contract relating to the formation, creation, operation, management or control of any partnership or joint venture;
(vi) each Contract that purports to limit or contains covenants expressly limiting in any material respect the freedom of Shock or any of its Subsidiaries to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; (C) solicit customers; including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (D) to purchase or acquire an interest in any other Person;
(vii) each Contract by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by Shock and its Subsidiaries under such Contract or Contracts of at least US$5,000,000 per year or US$10,000,000 in the aggregate;
(viii) each Contract that obligates Shock and its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of US$5,000,000;
(ix) each Contract that is between Shock or any of its Subsidiaries and any directors, officers or employees of Shock or any of its Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by, or triggered by the consummation of the Transactions;
(x) each Contract that obligates Shock and its Subsidiaries to make any capital commitment or expenditure in excess of US$10,000,000 (including pursuant to any joint venture);

(xi) each Contract that relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which Shock or any of its Subsidiaries has outstanding obligations (other than customary confidentiality obligations);
(xii) each Contract (other than those made in the Ordinary Course): (A) providing for the grant of any preferential rights to purchase or lease any tangible asset of Shock or any of its Subsidiaries; or (B) providing for any exclusive right to sell or distribute any material product or service of Shock or any of its Subsidiaries; and
(xiii) each Contract under which Shock or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of US$65,000.
(b) Collectively, the Contracts set forth in Section 5.18(a) are herein referred to as the “Shock Contracts.” A complete and correct copy of each of the Shock Contracts has been made available to Power. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, each Shock Contract is legal, valid, binding and enforceable in accordance with its terms on Shock and each of its Subsidiaries that is a party thereto and, to the knowledge of Shock, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, neither Shock nor any of its Subsidiaries is in breach or default under any Shock Contract nor, to the knowledge of Shock, is any other party to any such Shock Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Shock or its Subsidiaries, or, to the knowledge of Shock, any other party thereto. As of the date hereof, there are no disputes pending or, to the knowledge of Shock, Threatened with respect to any Shock Contract and neither Shock nor any of its Subsidiaries has received any written notice of the intention of any other party to any Shock Contract to terminate for default, convenience or otherwise, or otherwise disputing, any Shock Contract, nor to the knowledge of Shock, is any such party threatening to do so, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
5.19 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, each of the material insurance policies held by Shock or any of its Subsidiaries as of the date of this Agreement (collectively, the “Shock Insurance Policies”) is in full force and effect on the date of this Agreement. The Shock Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Shock and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and all premiums due thereunder have been paid, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Shock Insurance Policy.
5.20 Brokers. Except for the fees and expenses payable to Morgan Stanley Australia Limited and Canaccord Genuity (Australia) Limited, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Shock Equity Raise, the Closing Equity Raise and the transactions contemplated thereby based upon arrangements made by or on behalf of Shock.
5.21 Anti-Corruption.
(a) Neither Shock nor any Subsidiary of Shock, nor any director, officer or manager, nor, to the knowledge of Shock, any employee, agent, representative or other person acting on behalf of Shock, or any Subsidiary of Shock has, since January 1, 2019 in connection with the business of Shock or any Subsidiary of Shock, (i) made any unlawful payment or given, offered, promised, authorized, or agreed to give, money or anything else of value, directly or indirectly, to any Government Official, or to any person for the benefit of a Government Official in order to obtain or retain an advantage in the course of business, or for the purpose of inducing or influencing any action or decision of the Government Official in his or her official capacity or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act, or (ii) otherwise taken any action in violation of any applicable Bribery Legislation.
(b) Neither Shock nor any Subsidiary of Shock, nor any director, officer or manager or, to the knowledge of Shock, any employee, agent, representative or other person acting on behalf of Shock or any Subsidiary of Shock has, since January 1, 2019, been subject to any actual, pending, or, to Shock’s knowledge, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Shock or any Subsidiary of Shock of any Bribery Legislation.
(c) Shock and each Subsidiary of Shock have maintained and currently maintain (i) books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Shock and each Subsidiary of Shock in accordance with applicable accounting standards, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Shock and each Subsidiary of Shock are executed only in accordance with management’s general or specific authorization.
(d) Shock and each Subsidiary of Shock have instituted policies and procedures reasonably designed to ensure compliance in all material respects with the applicable Bribery Legislation and maintain such policies and procedures in force.
5.22 Sanctions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, to the knowledge of Shock, neither Shock nor any Subsidiary of Shock, nor any director, officer or manager, employee or agent of Shock or of any Subsidiary of Shock, (a) is a Sanctioned Person or is acting, directly or indirectly, on behalf of a Sanctioned Person, (b) has, since January 1, 2019, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person, on behalf of a Sanctioned Person or in any Sanctioned Country on behalf of Shock or any Subsidiary of Shock in violation of applicable Sanctions Laws, (c) has, since January 1, 2019, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Shock, been the subject of an investigation or allegation of such a violation or sanctionable conduct, or (d) made any voluntary disclosures to any Governmental Entity, involving an actual or alleged violation by Shock or any Subsidiary of Shock of any applicable Sanctions Law.
5.23 Export and Import Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect, to the knowledge of Shock, none of Shock, nor any Subsidiary of Shock, nor any director, officer, manager, employee or agent of Shock or any Subsidiary of Shock have, since January 1, 2019, committed any violation of Ex-Im Laws.
5.24 Business Conduct. Merger Sub was incorporated on November 14, 2024. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.
5.25 No Additional Representations.
(a) Except for the representations and warranties made in this Article V, neither Shock nor any other Person makes any express or implied representation or warranty with respect to Shock or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Shock hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Shock nor any other Person makes or has made any representation or warranty to Power or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Shock or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Shock in this Article V, any oral or written information presented to Power or any of its Affiliates or Representatives in the course of their due diligence investigation of Shock, the negotiation of this

Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.25 shall limit Power’s remedies with respect to fraud arising from or relating to the express representations and warranties made by Shock and Merger Sub in this Article V.
(b) Notwithstanding anything contained in this Agreement to the contrary, Shock acknowledges and agrees that none of Power or any other Person has made or is making any representations or warranties relating to Power or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Power in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Power furnished or made available to Shock or any of its Representatives and that Shock and Merger Sub have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Shock acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Shock or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).
ARTICLE VI
COVENANTS AND AGREEMENTS
6.1 Conduct of Power Business Pending the Merger.
(a) Except (i) as set forth on Section 6.1(a) of the Power Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly required by the Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter, (iv) as may be required by applicable Law, (v) for any commercially reasonable actions in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided that Power shall, as promptly as reasonably practicable, inform Shock of such condition and any such actions taken pursuant to this clause (v), (vi) as expressly provided for in Power’s capital budget (the “Power Budget”), a correct, complete and most recently available copy of which has been made available to Shock prior to the execution of this Agreement, or (vii) otherwise consented to by Shock in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Power covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its businesses in the Ordinary Course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with Governmental Entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.
(b) Except (v) as set forth on the corresponding subsection of Section 6.1(b) of the Power Disclosure Letter, (w) as expressly permitted or required by this Agreement or the Power Budget, (x) as expressly required by the Contracts with respect to the Power Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Power Disclosure Letter, (y) as may be required by applicable Law, or (z) otherwise consented to by Shock in writing (which consent shall not be unreasonably withheld, conditioned or delayed), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Power shall not, and shall not permit its Subsidiaries to:
(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Power or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Power to Power or another direct or indirect wholly owned Subsidiary of Power; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Power or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Power or any Subsidiary of Power, except as to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any Power Equity Awards outstanding as of the date hereof, in accordance with the terms of the Power Stock Incentive Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Power or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Power Common Stock upon the vesting, exercise or lapse of any restrictions on any Power Equity Awards outstanding on the date hereof in accordance with the terms of such Power Equity Awards; and (B) issuances by a wholly owned Subsidiary of Power of such Subsidiary’s capital stock or other equity interests to Power or any other wholly owned Subsidiary of Power;
(iii) (A) amend or propose to amend Power’s Organizational Documents (other than in immaterial respects) or (B) adopt any material change in the Organizational Documents of any of Power’s Subsidiaries that would prevent, delay or impair the ability of the Parties to consummate the Transactions or otherwise adversely affect the consummation of the Transactions;
(iv) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in the assets of, exchanging, licensing, or by any other manner) (in each case, subject to Section 6.3), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;
(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties; other than (A) sales, leases or dispositions for which the consideration or fair market value is less than US$5,000,000 in the aggregate; (B) the sale of lithium spodumene concentrate in the Ordinary Course, (C) sales of obsolete or worthless equipment; or (D) among Power and its wholly owned Subsidiaries;
(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, scheme of arrangement, consolidation, restructuring, recapitalization or other reorganization of Power or any of Power’s Subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the Transactions;
(vii) change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP or applicable Law;
(viii) (A) make (other than in the Ordinary Course), change or revoke any material election relating to Taxes; (B) change an annual Tax accounting period; (C) adopt (other than in the Ordinary Course) or change any material Tax accounting method; (D) file any material amended Tax Return; (E) enter into any closing agreement with respect to any material amount of Taxes; (F) enter into any Tax allocation, sharing or indemnity Contract or arrangement (other than in the Ordinary Course); or (G) settle or compromise any claim, audit, assessment or dispute that involves a material amount of Taxes;
(ix) except as required by the terms of any Power Plan as in effect on the date hereof (or as may be amended in accordance with this Section 6.1(b)(ix)), (A) grant any material increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than the payment or settlement of incentive compensation for completed performance periods based upon the actual level of achievement of the applicable performance goals; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the Transactions that is inconsistent with the treatment contemplated by Section 3.2; (D) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement; (E) pay or agree to pay to any current or former director, officer, employee or other service provide any pension, retirement allowance or other benefit not required by the terms of any Power Plan in existence on the date of this Agreement; (F) enter into, establish or adopt any Power Plan which was not in existence prior to the date of this Agreement, or materially amend or terminate any Power Plan in existence on the date of this Agreement, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to Power; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or has (or would have) an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000; (H) terminate the employment of any employee who has an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000 or any executive officer, in each case, other than for cause; or (G) enter into, amend or terminate any collective bargaining agreement or other labor agreement;
(x) (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Power’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by Power or its direct or indirect wholly owned Subsidiaries and owed to Power or its direct or indirect wholly owned Subsidiaries); (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of Power or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (i) by Power that is owed to any wholly owned Subsidiary of Power or by any Subsidiary of Power that is owed to Power or a wholly owned Subsidiary of Power, (ii) additional Indebtedness in an amount not to exceed US$5,000,000, or (iii) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (i) or (ii);
(xi) (A) enter into any Contract that would be a Power Contract if it were in effect on the date of this Agreement (other than in the Ordinary Course); or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Power Contract (other than in the Ordinary Course);
(xii) cancel, modify or waive any debts or claims held by Power or any of its Subsidiaries or waive any rights held by Power or any of its Subsidiaries having in each case a value in excess of US$1,000,000 in the aggregate;
(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed by clause (viii) above) other than (A) the settlement of such proceedings involving only the payment of monetary damages by Power or any of its Subsidiaries of any amount not exceeding US$1,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided that Power shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;
(xiv) make or commit to make any capital expenditures not included in the Power Budget that are, in the aggregate greater than US$1,500,000 in any fiscal quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;
(xv) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or
(xvi) agree to take any action that is prohibited by this Section 6.1(b).
6.2 Conduct of Shock Business Pending the Merger.
(a) Except (i) as set forth on Section 6.2(a) of the Shock Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly required by the Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter or Contracts with respect to the Closing Equity Raise, (iv) as may be required by applicable Law, (v) for any commercially reasonable actions in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided that Shock shall, as promptly as reasonably practicable, inform Power of such condition and any such actions taken pursuant to this clause (v), (vi) as expressly provided for in Shock’s capital budget (the “Shock Budget”), complete and most recently available copy of which has been made available to Power prior to the execution of this Agreement, or (vii) otherwise consented to by Power in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or consented to or approved by Power or a Subsidiary of Power in its capacity as a shareholder of any Subsidiary of Shock or a director nominated by Power or any Subsidiary of Power to the board of directors of any Subsidiary of Shock, Shock covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its businesses in the Ordinary Course, including by using its reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships and goodwill with Governmental Entities and its key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.
(b) Except (v) as set forth on the corresponding subsection of Section 6.2(b) of the Shock Disclosure Letter, (w) as expressly permitted or required by this Agreement or the Shock Budget, (x) as expressly required by the Contracts with respect to the Shock Equity Raise on terms consistent with those set forth in Section 1.1-equity raise of the Shock Disclosure Letter or Contracts with respect to the Closing Equity Raise, or (z) otherwise consented to by Power in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or consented to or approved by Power or a Subsidiary of Power in its capacity as a shareholder of any Subsidiary of Shock or a director nominated by Power or any Subsidiary of Power to the board of directors of any Subsidiary of Shock, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII Shock shall not, and shall not permit its Subsidiaries to:
(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Shock or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of Shock to Shock or another direct or indirect wholly owned Subsidiary of Shock; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Shock or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Shock or any Subsidiary of Shock, except as to satisfy any applicable Tax withholding in respect of the vesting, exercise or settlement of any equity awards of Shock outstanding as of the date hereof, in accordance with the terms of the Shock Equity Plans and applicable award agreements;
(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Shock or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance or delivery of Shock Ordinary Shares upon the vesting, exercise or lapse of any restrictions on any equity awards of Shock outstanding on the date hereof in accordance with the terms of such awards; and (B) issuances by a wholly owned Subsidiary of Shock of such Subsidiary’s capital stock or other equity interests to Shock or any other wholly owned Subsidiary of Shock;
(iii) (A) amend or propose to amend Shock’s Organizational Documents (other than in immaterial respects) or (B) adopt any material change in the Organizational Documents of any of Shock’s Subsidiaries that would prevent, delay or impair the ability of the Parties to consummate the Transactions or otherwise adversely affect the consummation of the Transactions;
(iv) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in the assets of, exchanging, licensing, or by any other manner) (in each case, subject to Section 6.4), any business, assets or properties of any corporation, partnership, association or other business organization or division thereof;
(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties; other than (A) sales, leases or dispositions for which the consideration or fair market value is less than US$5,000,000 in the aggregate; (B) the sale of lithium spodumene concentrate in the Ordinary Course, (C) sales of obsolete or worthless equipment; or (D) among Shock and its wholly owned Subsidiaries;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, scheme of arrangement, consolidation, restructuring, recapitalization or other reorganization of Shock or any of Shock’s Subsidiaries, other than, in each case, as would not otherwise prevent, delay or impair the consummation of the Transactions;
(vii) change in any material respect their material financial accounting principles, practices or methods, except as required by AAS or applicable Law;
(viii) (A) make (other than in the Ordinary Course), change or revoke any material election relating to Taxes; (B) change an annual Tax accounting period; (C) adopt (other than in the Ordinary Course) or change any material Tax accounting method; (D) file any material amended Tax Return; (E) enter into any closing agreement with respect to any material amount of Taxes; (F) enter into any Tax allocation, sharing or indemnity Contract or arrangement (other than in the Ordinary Course); or (G) settle or compromise any claim, audit, assessment or dispute that involves a material amount of Taxes;
(ix) except as required by the terms of any Shock Plan as in effect on the date hereof (or as may be amended in accordance with this Section 6.2(b)(ix)), (A) grant any material increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than the payment or settlement of incentive compensation for completed performance periods based upon the actual level of achievement of the applicable performance goals; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits; (D) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement; (E) pay or agree to pay to any current or former director, officer, employee or other service provide any pension, retirement allowance or other benefit not required by the terms of any Shock Plan in existence on the date of this Agreement; (F) enter into, establish or adopt any Shock Plan which was not in existence prior to the date of this Agreement, or materially amend or terminate any Shock Plan in existence on the date of this Agreement, other than amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to Shock; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or has (or would have) an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000; (H) terminate the employment of any employee who has an annualized target compensation opportunity (including base compensation, target annual bonus opportunity and target long-term incentive opportunity) in excess of US$120,000 or any executive officer, in each case, other than for cause; or (I) enter into, amend or terminate any collective bargaining agreement or other labor agreement;
(x) (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Shock’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by Shock or its direct or indirect wholly owned Subsidiaries and owed to Shock or its direct or indirect wholly owned Subsidiaries); (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of Shock or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (i) by Shock that is owed to any wholly owned Subsidiary of Shock or by any Subsidiary of Shock that is owed to Shock or a wholly owned Subsidiary of Shock, (ii) additional Indebtedness in an amount not to exceed US$5,000,000 or (iii) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (i) or (ii);
(xi) (A) enter into any Contract that would be a Shock Contract if it were in effect on the date of this Agreement (other than in the Ordinary Course); or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Power Contract (other than in the Ordinary Course);

(xii) cancel, modify or waive any debts or claims held by Shock or any of its Subsidiaries or waive any rights held by Shock or any of its Subsidiaries having in each case a value in excess of US$1,000,000 in the aggregate;
(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed by clause (viii) above) other than (A) the settlement of such proceedings involving only the payment of monetary damages by Shock or any of its Subsidiaries of any amount not exceeding US$1,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided that Shock shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;
(xiv) make or commit to make any capital expenditures not included in the Shock Budget that are, in the aggregate greater than US$1,500,000 in any fiscal quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;
(xv) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or
(xvi) agree to take any action that is prohibited by this Section 6.2(b).
6.3  No Solicitation by Power.
(a) Except as permitted by this Section 6.3, from and after the date of this Agreement, Power shall, and shall cause Power’s Subsidiaries and Power’s and Power’s Subsidiaries’ Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Power or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Power Competing Proposal. Within one (1) Business Day of the date of this Agreement, Power shall deliver a written notice to each Person that has received non-public information regarding Power within the twenty-four (24) months prior to the date of this Agreement pursuant to a confidentiality agreement with Power for purposes of evaluating any transaction that could be a Power Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Power and any of its Subsidiaries heretofore furnished to such Person and all documents or material incorporating any such confidential information in the possession of such Person or its Representatives. Power shall, within one (1) Business Day of the date of this Agreement, terminate any physical and electronic data access related to any such potential Power Competing Proposal previously granted to such Persons.
(b) From and after the date of this Agreement and until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as otherwise permitted by this Section 6.3, Power shall not, and shall cause Power’s Subsidiaries and Power’s and Power’s Subsidiaries’ Representatives not to, directly or indirectly:
(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Power Competing Proposal;
(ii) engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Power Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Power Competing Proposal;
(iii) furnish any non-public information regarding Power or its Subsidiaries, or access to the properties, assets or employees of Power or its Subsidiaries, to any Person in connection with or in response to any Power Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Power Competing Proposal;

(iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Power Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or
(v) submit any Power Competing Proposal to the vote of the stockholders of Power;
provided that, notwithstanding anything to the contrary in this Section 6.3, Power or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information, except as otherwise specifically permitted hereunder).
(c) From and after the date of this Agreement, Power shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) notify Shock of the receipt by Power (directly or indirectly) of any Power Competing Proposal or any expression of interest, inquiry, proposal or offer which could lead to a Power Competing Proposal, in each case, made on or after the date of this Agreement, any request for information or data relating to Power or any of its Subsidiaries made by any Person in connection with a Power Competing Proposal or any request for discussions or negotiations with Power or a Representative of Power relating to a Power Competing Proposal (including the identity of such Person), and Power shall provide to Shock promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) (i) a copy of such Power Competing Proposal or any such expression of interest, inquiry, proposal or offer made in writing provided to Power or any of its Subsidiaries or their respective Representatives, or (ii) if any such Power Competing Proposal or expression of interest, inquiry, proposal or offer is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Power shall (x) keep Shock reasonably informed, on a prompt basis (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours), of any material development regarding the status or terms of any such Power Competing Proposals, expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) apprise Shock of the status of any such discussions or negotiations and (y) provide to Shock as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) copies of all material written correspondence and other material written materials provided to Power or its Representatives from any Person related to such Power Competing Proposal or any such expressions of interest, proposals or offers. Without limiting the foregoing, Power shall notify Shock if Power determines to begin providing information or to engage in discussions or negotiations concerning a Power Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.
(d) Except as permitted by Section 6.3(e), the Power Board, including any committee thereof, shall not:
(i) change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to Shock or Merger Sub, the Power Board Recommendation;
(ii) fail to include the Power Board Recommendation in the Proxy Statement;
(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Power Competing Proposal;
(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme of arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Power Competing Proposal (a “Power Alternative Acquisition Agreement”);
(v) in the case of a Power Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Power Common Stock (other than by Shock or an Affiliate of Shock), fail to recommend, in a Solicitation/Recommendation

Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date the Power Stockholders Meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date the Power Stockholders Meeting is held, including adjournments) or (B) ten (10) Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;
(vi) if a Power Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Power Board Recommendation (or refer to the prior Power Board Recommendation) on or prior to the earlier of (A) five (5) Business Days after Shock so requests in writing or (B) three (3) Business Days prior to the date of the Power Stockholders Meeting (or promptly after announcement or disclosure of such Power Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Power Stockholders Meeting); or
(vii) cause or permit Power to enter into a Power Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Power Change of Recommendation”).
(e) Notwithstanding anything in this Agreement to the contrary:
(i) the Power Board may, after consultation with its outside legal counsel, make such disclosures as the Power Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or make any “stop, look and listen” communication or any other disclosure to the stockholders of Power pursuant to Rule 14d-9(f) under the Exchange Act or make a disclosure that is required by applicable Law; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Power Board Recommendation, such disclosure shall be deemed to be a Power Change of Recommendation and Shock shall have the right to terminate this Agreement as set forth in Section 8.1(c);
(ii) prior to, but not after, the receipt of the Power Stockholder Approval, Power and its Representatives may engage in the activities prohibited by Sections 6.3(b)(ii) or 6.3(b)(iii) (and, only with respect to a Power Competing Proposal that satisfies the requirements in this Section 6.3(e)(ii), may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Power Competing Proposal or any modification thereto) with any Person if Power receives a bona fide written Power Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until Power receives an executed confidentiality agreement from such Person containing reasonable customary limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Power and standstill restrictions, as determined by the Power Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Power from providing any information to Shock in accordance with this Section 6.3 or that otherwise prohibits Power from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Shock prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one (1) Business Day and forty-eight (48) hours) after) the time such information is made available to such Person, and (C) prior to taking any such actions, the Power Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Power Competing Proposal is, or would reasonably be expected to lead to, a Power Superior Proposal, and that failure to take such actions would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law;
(iii) prior to, but not after, the receipt of the Power Stockholder Approval, the Power Board shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any person that has made a bona fide written Power Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Power Board to make an informed determination under Section 6.3(e)(ii);
(iv) prior to, but not after, the receipt of the Power Stockholder Approval, in response to a bona fide written Power Competing Proposal that was not solicited at any time following the execution of this Agreement, is expressly conditioned upon the non-consummation of the Transactions and did not arise from a breach of the obligations set forth in this Section 6.3, if the Power Board so chooses, the Power Board may effect a Power Change of Recommendation; provided, however, that such a Power Change of Recommendation may not be made unless and until:
(A) the Power Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Power Competing Proposal is a Power Superior Proposal;
(B) the Power Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Power Change of Recommendation in response to such Power Superior Proposal would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law;
(C) Power provides Shock written notice of such proposed action at least four (4) Business Days in advance, which notice shall set forth in writing that the Power Board intends to consider whether to take such action and include a copy of the available proposed Power Competing Proposal and any applicable transaction and financing documents, but excluding any information relating to a Power Competing Proposal that Power (acting reasonably) considers is likely to disclose commercially sensitive information of the proponent of the Power Competing Proposal, provided that Shock is able to reasonably ascertain the terms of the Power Competing Proposal notwithstanding the exclusion of such information;
(D) after giving such notice and prior to effecting such Power Change of Recommendation, Power shall make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Shock (to the extent Shock wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Power Board not to effect a Power Change of Recommendation in response thereto; and
(E) at the end of the four (4) Business Day period, prior to taking action to effect a Power Change of Recommendation, the Power Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Shock in writing and any other information offered by Shock in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Power Competing Proposal remains a Power Superior Proposal and that the failure to effect a Power Change of Recommendation in response to such Power Superior Proposal would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law; provided that, in the event of any material amendment or material modification to any Power Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Power Superior Proposal shall be deemed material), Power shall be required to deliver a new written notice to Shock and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and
(v) prior to, but not after, receipt of the Power Stockholder Approval, in response to a Power Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Power, Power may, if the Power Board so chooses, effect a Power Change of Recommendation; provided, however, that such a Power Change of Recommendation may not be made unless and until:
(A) the Power Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Power Intervening Event has occurred;

(B) the Power Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Power Change of Recommendation in response to such Power Intervening Event would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law;
(C) Power provides Shock written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Power Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Power Intervening Event;
(D) after giving such notice and prior to effecting such Power Change of Recommendation and if requested by Shock, Power negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Shock (to the extent Shock wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Power Board not to effect a Power Change of Recommendation in response thereto; and
(E) at the end of the four (4) Business Day period, prior to taking action to effect a Power Change of Recommendation, the Power Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Shock in writing and any other information offered by Shock in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Power Change of Recommendation in response to such Power Intervening Event would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law; provided that, in the event of any material changes regarding any Power Intervening Event, Power shall be required to deliver a new written notice to Shock and to comply with the requirements of this Section 6.3(e)(v) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(v) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.
(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Power shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and Power shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Power Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Power Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law, Power may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a bona fide written Power Competing Proposal to the Power Board and communicate such waiver to the applicable third party; provided, however, that Power shall advise Shock at least three (3) Business Days prior to taking such action. Power represents and warrants to Shock that it has not taken any action that (i) would be prohibited by this Section 6.3(f) or (ii) but for the ability to avoid actions that would likely breach the fiduciary duties owed by the Power Board to the stockholders of Power under applicable Law, would have been prohibited by this Section 6.3(f), in each case, during the 30 days prior to the date of this Agreement.
(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by a director or officer of Power or by any Representative of Power acting at Power’s direction or on its behalf, in each case, in violation of this Section 6.3, shall be deemed to be a breach of this Section 6.3 by Power.
6.4 No Solicitation by Shock.
(a) Except as permitted by this Section 6.4, from and after the date of this Agreement, Shock shall, and shall cause Shock’s Subsidiaries and Shock’s and Shock’s Subsidiaries’ Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Shock or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Shock Competing Proposal. Within one (1) Business Day of the date of this Agreement, Shock shall deliver a written notice to each Person that has received non-public information regarding Shock within the twenty-four (24) months prior to the date of this Agreement pursuant to a confidentiality agreement with Shock for purposes of evaluating any transaction that could be a Shock Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning Shock and any of its Subsidiaries heretofore furnished to such Person and all documents or material incorporating any such confidential information in the possession of such Person or its Representatives. Shock shall, within one (1) Business Day of the date of this Agreement, terminate any physical and electronic data access related to any such potential Shock Competing Proposal previously granted to such Persons.
(b) From and after the date of this Agreement and until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as otherwise permitted by this Section 6.4, Shock shall not, and shall cause Shock’s Subsidiaries and Shock’s and Shock’s Subsidiaries’ Representatives not to, directly or indirectly:
(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Shock Competing Proposal;
(ii) engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Shock Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Shock Competing Proposal;
(iii) furnish any non-public information regarding Shock or its Subsidiaries, or access to the properties, assets or employees of Shock or its Subsidiaries, to any Person in connection with or in response to any Shock Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Shock Competing Proposal;
(iv) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement in principle, or other agreement providing for a Shock Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(i) entered into in compliance with Section 6.4(e)(i)); or
(v) submit any Shock Competing Proposal to the vote of the shareholders of Shock;
provided that notwithstanding anything to the contrary in this Section 6.4, Shock or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information, except as otherwise specifically permitted hereunder).
(c) From and after the date of this Agreement, Shock shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) notify Power of the receipt by Shock (directly or indirectly) of any Shock Competing Proposal or any expression of interest, inquiry, proposal or offer which could lead to a Shock Competing Proposal, in each case, made on or after the date of this Agreement, any request for information or data relating to Shock or any of its Subsidiaries made by any Person in connection with a Shock Competing Proposal or any request for discussions or negotiations with Shock or a Representative of Shock relating to a Shock Competing Proposal (including the identity of such Person), and Shock shall provide to Power promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) (i) a copy of such Shock Competing Proposal or any such expression of interest, inquiry, proposal or offer made in writing provided to Shock or any of its Subsidiaries or their respective Representatives, or (ii) if any such Shock Competing Proposal or expression of interest, inquiry, proposal or offer is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Shock shall (x) keep Power reasonably informed, on a prompt basis (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours), of any material development regarding the status or terms of any such Shock Competing Proposals, expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) apprise Power of the status of any such discussions or negotiations and (y) provide to Power as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one (1) Business Day or forty-eight (48) hours) copies of all material written correspondence and other material written materials provided to Shock or its Representatives from any Person related to such Shock Competing Proposal or any such expressions of interest, proposals or offers. Without limiting the foregoing, Shock shall notify Power if Shock determines to begin providing information or to engage in discussions or negotiations concerning a Shock Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.
(d) Except as permitted by Section 6.4(e), the Shock Board, including any committee thereof, shall not:
(i) change, withhold, withdraw, qualify or modify, or publicly propose or announce any intention to change, withhold, withdraw, qualify or modify, in a manner adverse to Power, the Shock Board Recommendation;
(ii) fail to include the Shock Board Recommendation in the Notice of Shock Extraordinary General Meeting;
(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Shock Competing Proposal;
(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, scheme of arrangement, option agreement, joint venture agreement, business combination agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(i) entered into in compliance with Section 6.4(e)(i)) relating to a Shock Competing Proposal (a “Shock Alternative Acquisition Agreement”);
(v) in the case of a Shock Competing Proposal that is structured as a takeover bid pursuant to Chapter 6 of the Corporations Act for outstanding Shock Ordinary Shares, fail to recommend, in a target’s statement under section 638 of the Corporations Act, against acceptance of such takeover bid by its shareholders on or prior to the earlier of (A) three (3) Business Days prior to the date the Shock Extraordinary General Meeting is held, including adjournments (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date the Power Stockholders Meeting is held, including adjournments) or (B) fourteen (14) days after announcement of such takeover bid;
(vi) if a Shock Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Shock Board Recommendation (or refer to the prior Shock Board Recommendation) on or prior to the earlier of (A) five (5) Business Days after Power so requests in writing or (B) three (3) Business Days prior to the date of the Shock Extraordinary General Meeting (or promptly after announcement or disclosure of such Shock Competing Proposal if announced or disclosed on or after the third (3rd) Business Day prior to the date of the Shock Extraordinary General Meeting); or
(vii) cause or permit Shock to enter into a Shock Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Shock Change of Recommendation”).
(e) Notwithstanding anything in this Agreement to the contrary:
(i) prior to, but not after, the receipt of the Shock Shareholder Approval, Shock and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) (and, only with respect to a Shock Competing Proposal that satisfies the requirements in this Section 6.4(e)(i), may solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer with respect to such Shock Competing Proposal or any modification thereto) with any Person if Shock receives a bona fide written Shock Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Shock receives an executed confidentiality agreement from such Person containing reasonable customary limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Shock and standstill restrictions, as determined by the Shock Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Shock from providing any information to Power in accordance with this Section 6.4 or that otherwise prohibits Shock from complying with the provisions of this Section 6.4), (B) that any such non-public information has previously been made available to, or is made available to, Power prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one (1) Business Day and forty-eight (48) hours) after) the time such information is made available to such Person, and (C) prior to taking any such actions, the Shock Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Shock Competing Proposal is, or would reasonably be expected to lead to, a Shock Superior Proposal, and that failure to take such actions would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law;
(ii) prior to, but not after, the receipt of the Shock Shareholder Approval, the Shock Board shall be permitted, through its Representatives or otherwise, to seek clarification from (but not, unless otherwise allowed pursuant to this Agreement, to provide any non-public information to) any person that has made a bona fide written Shock Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Shock Board to make an informed determination under Section 6.4(e)(i);
(iii) prior to, but not after, the receipt of the Shock Shareholder Approval, in response to a bona fide written Shock Competing Proposal that was not solicited at any time following the execution of this Agreement, is expressly conditioned upon the non-consummation of the Transactions and did not arise from a breach of the obligations set forth in this Section 6.4, if the Shock Board so chooses, the Shock Board may effect a Shock Change of Recommendation; provided, however, that such a Shock Change of Recommendation may not be made unless and until:
(A) the Shock Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Shock Competing Proposal is a Shock Superior Proposal;
(B) the Shock Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Shock Change of Recommendation in response to such Shock Superior Proposal would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law;
(C) Shock provides Power written notice of such proposed action at least four (4) Business Days in advance, which notice shall set forth in writing that the Shock Board intends to consider whether to take such action and include a copy of the available proposed Shock Competing Proposal and any applicable transaction and financing documents, but excluding any information relating to a Shock Competing Proposal that Shock (acting reasonably) considers is likely to disclose commercially sensitive information of the proponent of the Shock Competing Proposal, provided that Power is able to reasonably ascertain the terms of the Shock Competing Proposal notwithstanding the exclusion of such information;
(D) after giving such notice and prior to effecting such Shock Change of Recommendation, Shock shall make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Power (to the extent Power wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Shock Board not to effect a Shock Change of Recommendation in response thereto; and
(E) at the end of the four (4) Business Day period, prior to taking action to effect a Shock Change of Recommendation, the Shock Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Power in writing and any other information offered by Power in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Shock Competing Proposal remains a Shock Superior Proposal and that the failure to effect a Shock Change of Recommendation in response to such Shock Superior Proposal would likely breach the statutory or fiduciary duties owed by the Shock

Board to the shareholders of Shock under applicable Law; provided that, in the event of any material amendment or material modification to any Shock Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Shock Superior Proposal shall be deemed material), Shock shall be required to deliver a new written notice to Power and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and
(iv) prior to, but not after, receipt of the Shock Shareholder Approval, in response to a Shock Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Shock, Shock may, if the Shock Board so chooses, effect a Shock Change of Recommendation; provided, however, that such a Shock Change of Recommendation may not be made unless and until:
(A) the Shock Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Shock Intervening Event has occurred;
(B) the Shock Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Shock Change of Recommendation in response to such Shock Intervening Event would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law;
(C) Shock provides Power written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Shock Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Shock Intervening Event;
(D) after giving such notice and prior to effecting such Shock Change of Recommendation and if requested by Power, Shock negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Power (to the extent Power wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Shock Board not to effect a Shock Change of Recommendation in response thereto; and
(E) at the end of the four (4) Business Day period, prior to taking action to effect a Shock Change of Recommendation, the Shock Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Power in writing and any other information offered by Power in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Shock Change of Recommendation in response to such Shock Intervening Event would likely breach the statutory or fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law; provided that in the event of any material changes regarding any Shock Intervening Event, Shock shall be required to deliver a new written notice to Power and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.
(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Shock shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party, and Shock shall, or shall cause its applicable Subsidiary or Subsidiaries to, enforce the standstill provisions of any such agreement; provided that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Shock Shareholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Shock Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would likely breach the fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law, Shock may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a bona fide written Shock Competing Proposal to the Shock Board and communicate such waiver to the applicable third party; provided, however, that Shock shall advise Power at least three (3) Business Days prior to taking such action. Shock represents and warrants to Power that it has not taken any action that (i) would be prohibited by this Section 6.4(f) or (ii) but for the ability to avoid actions that would likely breach the fiduciary duties owed by the Shock Board to the shareholders of Shock under applicable Law, would have been prohibited by this Section 6.4(f), in each case, during the thirty (30) days prior to the date of this Agreement.
(g) Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by a director or officer of Shock or by any Representative of Shock acting at Shock’s direction or on its behalf, in each case, in violation of this Section 6.4, shall be deemed to be a breach of this Section 6.4 by Shock.
6.5 Preparation of Proxy Statement, Registration Statement, Notice of Shock Extraordinary General Meeting and Australian Disclosure Documents.
(a) Shock shall promptly furnish to Power such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as Power may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by Power to obtain the adoption by its stockholders of this Agreement. Power shall promptly furnish to Shock such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Shock may reasonably request for the purpose of including such data and information in (i) the Registration Statement and any amendments or supplements thereto, (ii) the Notice of Shock Extraordinary General Meeting, and (iii) each Australian Disclosure Document.
(b) Promptly following the date hereof, Power and Shock shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as soon as reasonably practicable after the date hereof (i) a Proxy Statement relating to the matters to be submitted to the holders of Power Common Stock at the Power Stockholders Meeting and (ii) the Registration Statement (of which the Proxy Statement will be a part). Shock shall keep Power reasonably informed on a regular basis regarding the status of preparation of the Shock Historical Financials and the Shock Subpart 1300 Reports and shall use its reasonable best efforts to deliver copies of the Shock Historical Financials and the Shock Subpart 1300 Reports to Power no later the date that is ninety (90) days after the execution of this Agreement. Power and Shock shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Shock and Power shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Shock shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Power and Shock will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of Power and Shock shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Power and Shock will (x) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (y) shall include in such document or response all comments reasonably and promptly proposed by the other and (z) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, neither Party will be prevented from responding to, or otherwise communicating, with the SEC if the other Party has not promptly, and in any event within the time required by the SEC, responded, provided comments or proposed amendments as contemplated by the previous sentence.
(c) With respect to the Shock Share Issuance ASIC Relief or Requirements, Shock shall use its reasonable best efforts to obtain ASIC relief from the requirements of Chapter 6D.2 and 6D.3 of the

Corporations Act prior to the scheduled delivery of the Issuing Document. The Parties will use reasonable best efforts to ensure that such lodgment of the Issuing Document as a prospectus occurs on or around the date on which the Registration Statement has been declared effective by the SEC. Power will use its reasonable best efforts to assist with the preparation of any supplement required in connection with the Issuing Document lodged as a prospectus pursuant to this Section 6.5(c). With respect to the Closing Equity Raise ASIC Requirements, Shock shall use its reasonable best efforts to meet the requirements of section 708A of the Corporations Act in order to implement the Closing Equity Raise, provided that if Shock does not meet such requirements, Shock may cease to pursue preparing a cleansing notice and instead shall prepare and lodge a prospectus under the Corporations Act. If Shock prepares such a prospectus, the Parties will schedule delivery of such prospectus after expiry of the exposure period for that prospectus. The Parties will use reasonable best efforts to ensure that the lodgment of that prospectus occurs on or around the date on which the Registration Statement having been declared effective by the SEC. Power will use its reasonable best efforts to assist with the preparation of any supplement required in connection with such prospectus. Power and Shock shall each use reasonable best efforts to cause the Notice of Shock Extraordinary General Meeting and each Australian Disclosure Document to comply with the rules and regulations promulgated by ASIC and to respond promptly to any comments of ASIC. To the extent required by the Corporations Act, as soon as reasonably practicable after each Australian Disclosure Document is filed with ASIC, Shock and Power shall each use its reasonable best efforts to have such Australian Disclosure Document validly lodged with ASIC and to keep such Australian Disclosure Document valid by issuing any replacement or supplementary disclosure document as required by ASIC, in each case as long as necessary to consummate the Transactions (including the Shock Share Issuance and the Closing Equity Raise). Each of Power and Shock will advise the other promptly after it receives any request by ASIC for amendment of any Australian Disclosure Document or comments thereon and responses thereto or any request by ASIC for additional information. Each of Power and Shock shall use reasonable best efforts to cause all documents that it is responsible for filing with ASIC or the ASX in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Corporations Act, the rules and regulations of ASIC and the rules of ASX.
(d) Each of Power and Shock shall use its reasonable best efforts to ensure that information relating to Power and its Subsidiaries (in the case of Power) and relating to Shock and its Subsidiaries (in the case of Shock), (i) contained in the Registration Statement will not, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) contained in the Proxy Statement will not, at the Proxy Statement is first mailed to stockholders of Power and at the time of the Power Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (iii) contained in each Australian Disclosure Document and the Notice of Shock Extraordinary General Meeting will not, on the date the Notice of Shock Extraordinary General Meeting is made available to the shareholders of Shock or the relevant Australian Disclosure Document is first mailed to the relevant addressee, as applicable, or at the time of the Shock Extraordinary General Meeting and the Power Stockholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to be stated therein in order to make the statements therein not misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, as the case may be. If any information relating to Shock, Power, the Surviving Corporation, respectively, or any of their respective Subsidiaries, is discovered by Shock or Power which, in the reasonable judgment of Shock or Power, respectively, should be set forth in an amendment of, or supplement to, the Registration Statement, the Proxy Statement, any Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or, in respect of the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, not be misleading or deceptive in any material respect (whether by omission or otherwise), including in the form and context in which it appears in the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, the Party that discovers such information shall promptly notify the other Party, and Shock and Power shall cooperate in the prompt filing with (to the extent required by applicable Law) with the SEC or ASIC, as the case may be, of any necessary amendment of, or supplement to, the Registration Statement, the Proxy Statement, the relevant Australian Disclosure Document or the Notice of Shock Extraordinary General Meeting, as applicable, and in disseminating the information contained in such amendment or supplement to the shareholders of Shock and stockholders of Power, as the case may be.
(e) Prior to filing of any Australian Disclosure Document (or any amendment or supplement thereto) or Notice of Shock Extraordinary General Meeting (or any amendment or supplement thereto) or responding to any comments of ASIC or the ASX with respect thereto, each of Power and Shock will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably and promptly proposed by the other and (iii) shall not file or mail such document or respond to ASIC or the ASX prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Shock will not be prevented from responding to, or otherwise communicating, with ASIC or the ASX (including in relation to the ASIC Relief or Requirements) if Power has not promptly, and in any event within the time required by ASIC or ASX, responded, provided comments or proposed amendments as contemplated by the previous sentence.
(f) Shock and Power shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder, including any material new information disseminated by either Party. Each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to use its reasonable best efforts to do or cause to be done all things, necessary, proper or advisable under applicable Law and the rules and policies of Nasdaq and the SEC to enable the listing of the Shock ADSs being registered pursuant to the Registration Statement on Nasdaq by no later than the Effective Time, subject to official notice of issuance. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Shock Ordinary Shares and Shock ADSs issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Power and Shock will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(g) If at any time prior to the Effective Time, any information relating to Shock or Power, or any of their respective Affiliates, officers or directors, should be discovered by Shock or Power that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Power.
6.6 Stockholders Meetings.
(a) Power shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Power to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of the holders of Power Common Stock for the purpose of obtaining the Power Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Registration Statement having been declared effective by the SEC and any Australian Disclosure Document in respect of the Shock Share Issuance in accordance with the Shock Share Issuance ASIC Relief or Requirements (but excluding any Australian Disclosure Document relating to the Closing Equity Raise in accordance with the Closing Equity Raise ASIC Requirements) having been lodged with ASIC (if required) and the exposure period (to the extent applicable) prescribed by section 727(3) of the Corporations Act having expired. Except as permitted by Section 6.3, the Power Board shall recommend that the holders of Power Common Stock vote in favor of the adoption and approval of this Agreement at the Power Stockholders Meeting and the Power Board shall solicit from the holders of Power Common Stock proxies in favor of the adoption and approval of this Agreement, and shall take all other actions necessary, required or advisable to secure the vote of the stockholders of Power in favor of the adoption and approval of this Agreement required by the applicable rules of Nasdaq, ASX Listing Rules or applicable Law, and the Proxy Statement shall include the Power Board Recommendation and a statement that each director of Power intends to vote, or cause to be voted, any shares of Power Common Stock which he or she controls in favor of the Power Stockholder Approval, subject to the terms of the applicable Power Support Agreement, including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event. Notwithstanding anything to the contrary contained in this Agreement, Power may, without Shock’s prior written consent, adjourn, postpone or otherwise delay the Power Stockholders Meeting (i) if Power believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Power Stockholder Approval or (B) ensure that any legally required supplement or amendment to the Proxy Statement is provided to the holders of Power Common Stock, (ii) if, as of the time for which the Power Stockholders Meeting is scheduled, there are insufficient shares of Power Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Power Stockholders Meeting, (iii) if and to the extent such postponement or adjournment of the Power Stockholders Meeting is required by an order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement; or (iv) if the Shock Extraordinary General Meeting has been adjourned or postponed by Shock in accordance with Section 6.6(b) and Shock’s Organizational Documents, to the extent necessary to enable the Shock Extraordinary General Meeting and the Power Stockholders Meeting to be held within a single period of twenty-four (24) consecutive hours as contemplated by Section 6.6(d); provided, however, that, unless otherwise agreed to by the Parties, in the case of any adjournment or postponement pursuant to clauses (i) or (ii) above, the Power Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled; and provided, further that the Power Stockholders Meeting shall not be adjourned or postponed to a date on or after the date that is two (2) Business Days prior to the End Date. If requested by Shock, Power shall promptly provide all voting tabulation reports relating to the Power Stockholders Meeting that have been prepared by Power or Power’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Shock reasonably informed on a regular basis regarding the status of the solicitation. Unless there has been a Power Change of Recommendation in accordance with Section 6.2(a), the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the holders of Power Common Stock or any other Person to prevent the Power Stockholder Approval from being obtained. Once Power has established a record date for the Power Stockholders Meeting, Power shall not change such record date or establish a different record date for the Power Stockholders Meeting without the prior written consent of Shock (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Shock or as required by applicable Law, the adoption and approval of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Power in connection with the Merger and matters of procedure) that Power shall propose to be acted on by the holders of Power Common Stock at the Power Stockholders Meeting and Power shall not submit any other proposal to such stockholders in connection with the Power Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption and approval of this Agreement or the consummation of the Transactions).
(b) Shock and Power shall cooperate in good faith to determine whether the Shock Ordinary Shares should be consolidated after the Effective Time and if so, based on what ratio, and whether Shock should be renamed after the Effective Time, and if so, to what name, in each case, including for the purposes of inclusion into the Shock Ancillary Shareholder Matters. Shock shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Shock to duly give notice of (the “Notice of Shock Extraordinary General Meeting”), convene and hold (in person or by way of “hybrid” meeting, in accordance with applicable Law and Shock’s Organizational Documents) a meeting of the holders of Shock Ordinary Shares for the purpose of obtaining the Shock Shareholder Approval and approval of Shock Ancillary Shareholder Matters, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Registration Statement having been declared effective by the SEC and any Australian Disclosure Document in respect of the Shock Share Issuance in accordance with the Shock Share Issuance ASIC Relief or Requirements (but excluding any Australian Disclosure Document relating to the Closing Equity Raise in accordance with the Closing Equity Raise ASIC Requirements) having been lodged with ASIC (if required) and the exposure period (to the extent applicable) prescribed by section 727(3) of the Corporations Act having expired, provided that, notwithstanding anything to the contrary set forth herein, the Shock Extraordinary General Meeting is not required to be held on a date that is before three (3) months prior to the Closing, unless otherwise agreed by Shock (and then subject to any required waivers from ASX). Except as permitted by Section 6.4, the Shock Board shall recommend that the holders of Shock Ordinary Shares vote in favor of the Shock Shareholder Matters, and the Shock Board shall solicit from the holders of Shock Ordinary Shares proxies in favor of the Shock Shareholder Approval, and shall take all other actions necessary, required or advisable to secure the vote of the shareholders of Shock in favor of the Shock Shareholder Approval required by the ASX Listing Rules or applicable Law, and the Notice of Shock Extraordinary General Meeting shall include the Shock Board Recommendation and a statement that each director of Shock intends to vote, or cause to be voted, any Shock Ordinary Shares which he or she controls in favor of the Shock Shareholder Matters, subject to the absence of a Shock Change of Recommendation, including in response to a Shock Superior Proposal or a Shock Intervening Event. Notwithstanding anything to the contrary contained in this Agreement, Shock may, without Power’s prior written consent, adjourn, postpone or otherwise delay the Shock Extraordinary General Meeting (i) if Shock believes in good faith that such adjournment is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the Shock Shareholder Approval or the approval of the Shock Ancillary Shareholder Matters or (B) ensure the filing and dissemination of any supplemental or amended disclosure which the Shock Board has determined in good faith is necessary under applicable Law be filed or disseminated to the shareholders of Shock prior to the Shock Extraordinary General Meeting, (ii) if Shock believes in good faith that Closing will not occur within three (3) months after the originally scheduled date of the Shock Extraordinary General Meeting, (iii) if, as of the time for which the Shock Extraordinary General Meeting is scheduled, there are insufficient Shock Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Shock Extraordinary General Meeting, (iv) if and to the extent such postponement or adjournment of the Shock Extraordinary General Meeting is required by an order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement or (v) if the Power Stockholders Meeting has been adjourned or postponed by Power in accordance with Section 6.6(a), to the extent necessary to enable the Shock Extraordinary General Meeting and the Power Stockholders Meeting to be held within a single period of twenty-four (24) consecutive hours as contemplated by Section 6.6(d); provided, however, that, unless otherwise agreed to by the Parties, in the case of any adjournment or postponement pursuant to clauses (i) or (iii) above, the Shock Extraordinary General Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled; and provided, further that the Shock Extraordinary General Meeting shall not be adjourned or postponed to a date on or after the date that is two (2) Business Days prior to the End Date. If requested by Power, Shock shall promptly provide all voting tabulation reports relating to the Shock Extraordinary General Meeting that have been prepared by Shock or Shock’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Power reasonably informed on a regular basis regarding the status of the solicitation. Unless there has been a Shock Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the holders of Shock Ordinary Shares or any other Person to prevent the Shock Shareholder Approval from being obtained. Once Shock has established a record date for the Shock Extraordinary General Meeting, Shock shall not change such record date or establish a different record date for the Shock Extraordinary General Meeting without the prior written consent of Power (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Shock or as required by applicable Law, the Shock Shareholder Matters and the Shock Ancillary Shareholder Matters shall be the only matters that Shock shall propose to be acted on by the holders of Shock Ordinary Shares at the Shock Extraordinary General Meeting and Shock shall not submit any other proposal to such holder in connection with the Shock Extraordinary General Meeting or otherwise (including any proposal inconsistent with the approval of this Agreement or the consummation of the Transactions).
(c) Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Article VIII, each of Power and Shock agrees that its obligations to hold the Power Stockholders Meeting and the Shock Extraordinary General Meeting, respectively, pursuant to this Section 6.6 shall not be affected by the making of a Power Change of Recommendation or a Shock Change of Recommendation, respectively, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure or communication to Power or Shock, respectively, of any Power Competing Proposal, Shock Competing Proposal or other proposal (including, as applicable, a Power Superior Proposal or a Shock Superior Proposal) or the occurrence or disclosure of any Power Intervening Event or Shock Intervening Event.
(d) The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Power Stockholders Meeting and the Shock Extraordinary General Meeting, as applicable, within a single period of twenty-four (24) consecutive hours.
(e) Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, without the prior written consent of the other Party or as otherwise required by applicable Law, (i) Power shall not hold or convene any meeting of its stockholders other than the Power Stockholders Meeting; and (ii) Shock shall not hold or convene any meeting of its stockholders other than the 2024 Annual General Meeting of the shareholders of Shock.
(f) Immediately after the execution of this Agreement, Shock shall duly adopt and approve this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to Power evidence of its vote or action by written consent so approving and adopting this Agreement.
6.7 Access to Information.
(a) Subject to applicable Law and the other provisions of this Section 6.7, Power and Shock each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Shock, Power or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Power and Shock each shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of Power or Shock, as applicable, and each of their Subsidiaries, as applicable, and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Power or Shock, as applicable, and each of their Representatives, as applicable, such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Power or Shock, as applicable. Power or Shock, as applicable, and each of its Representatives, as applicable, shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Power or Shock, as applicable, or each of its Subsidiaries, as applicable, or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of Power or Shock, as applicable, and each of its Subsidiaries, as applicable, of their normal duties. Notwithstanding the foregoing:
(i) No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract (provided, however, Power or Shock, as applicable, shall inform the other Party as to the general nature of the information that is being withheld and Power and Shock shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii) No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;
(iii) Shock shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of Power or its Subsidiaries without the prior written consent of Power (granted or withheld in its sole discretion); and
(iv) no investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by Power, Shock or Merger Sub herein.
(b) The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. From and after the date of this Agreement until the Effective Time or the termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Transactions via the electronic “data room” maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.
6.8 HSR, CFIUS and Other Approvals.
(a) Except for (i) the filing of the Registration Statement, each Australian Disclosure Document and other filings referred to in Section 6.5, to which Section 6.5, and not this Section 6.8(a), shall apply, (ii) the filing and dissemination of the Proxy Statement and the Notice of Shock Extraordinary General Meeting, to which Sections 6.5 and 6.6, and not this Section 6.8(a), shall apply, (iii) any filings and notifications made pursuant to Antitrust Laws, to which Section 6.8(b), and not this Section 6.8(a), shall apply, and (iv) for the filings and notifications made in connection with CFIUS Approval and the ICA Approval, to which Section 6.8(c), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, Consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing (but subject to Sections 6.8(b) and 6.8(c)), in no event shall either Power or Shock or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Shock and Power shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Shock or Power, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. Neither Party nor its Subsidiaries shall agree to any actions, restrictions or conditions with respect to obtaining any Consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the other Party (which consent, subject to Sections 6.8(b) and 6.8(c), may be withheld in such other Party’s sole discretion).
(b) As promptly as reasonably practicable following the date of this Agreement, the Parties shall make any filings required under the HSR Act. Each of Shock and Power shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position (collectively, “Antitrust Laws”). Unless otherwise agreed, Shock and Power shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Shock and Power shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the Antitrust Laws, including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction (“Antitrust Authority”). Each Party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the Transactions and to the extent permitted by such Governmental Entity, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable Law. Shock and Power shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority. None of Shock, Merger Sub or Power shall take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law. Notwithstanding anything to the contrary set forth in this Agreement, neither Party shall be required to become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to: (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of Power or Shock or otherwise take or commit to take any action that could reasonably limit Shock’s or Power’s freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets, (ii) terminate, modify or extend any existing relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries, (iii) establish or create any relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries, (iv) terminate any relevant venture or other arrangement, (v) effectuate any other change or restructuring of Power, Shock or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or file appropriate applications with any Antitrust Authority), or (vi) litigate (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by this Agreement as violative of any applicable requirements of applicable Law, or (vii) take any action as a result of any request for additional information and documentary material or other inquiry from any Antitrust Authority. Each Party shall pay fifty per cent (50%) of the total filing fee associated with the filings required by this Agreement under the HSR Act.
(c) Each of Shock and Power shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to obtain the CFIUS Approval and the ICA Approval. Such reasonable best efforts shall include, (i) no later than forty-five (45) days after the date of this Agreement, jointly filing with CFIUS, a draft CFIUS Notice regarding the Transactions in accordance with the DPA, (ii) promptly filing a final CFIUS Notice regarding the Transactions in accordance with the DPA after receipt of comments on the draft CFIUS Notice, if any, from CFIUS or an indication that CFIUS has no questions or comments, but in no event later than ten (10) Business Days after such date and (iii) providing any information requested by CFIUS or any other Governmental Entity in connection with the CFIUS review or investigation of the Transactions promptly, and in all cases, within the timeframes set forth in the DPA. Such reasonable best efforts shall further include no later than twenty (20) Business Days after the date of this Agreement, filing a notification for ICA Approval. The Parties shall cooperate in all respects and consult with each other in connection with the CFIUS Notice and the notification for ICA Approval or other communications with CFIUS and with any Governmental Entity in connection with the ICA Approval, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and participate in communications with CFIUS, except that neither party is obligated to reveal confidential business information personally identifiable information, or information protected by attorney-client privilege to the other Party. Neither Shock nor Power shall take nor cause any of its Subsidiaries to take, any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Approval or the ICA Approval. Notwithstanding anything to the contrary set forth in this Agreement, neither Party shall be required to become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to: (A) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of Power or Shock or otherwise take or commit to take any action that could reasonably limit Shock’s freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets, (B) terminate, modify or extend any existing relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries, (C) establish or create any relationships and contractual rights and obligations of Power, Shock or their respective Subsidiaries that are not insignificant to their respective businesses, (D) terminate any relevant venture or other arrangement, (E) effectuate any other change or restructuring of Power, Shock or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or file appropriate applications with CFIUS or any other Governmental Entity), (F) litigate (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by this Agreement as violative of any applicable national security Law, or (G) take any action as a result of any request for additional information and documentary material or other inquiry from any Governmental Entity, except for providing requested information and documentary material or answering inquiries. Each Party shall not, and shall cause Affiliates and its and such Affiliates’ Representatives not to, propose, offer, negotiate, commit to, agree to, effect or take any of the actions set forth in the previous sentence without the prior written consent of the other Party. Each Party agrees to pay fifty per cent (50%) of the total filing fee associated with the CFIUS Notice filed regarding the Transactions. The Parties also agree that if CFIUS suggests or requests that the Parties withdraw and resubmit the CFIUS Notice, the Parties shall cooperate in withdrawing and resubmitting the CFIUS Notice for one additional ninety (90) day review and investigation period.
6.9 Employee Matters.
(a) The Parties agree that, with respect to each individual who is employed as of the Closing Date by Power or a Subsidiary thereof and who remains employed by Shock or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) (a “Power Employee”), Power and Shock shall use commercially reasonable efforts such that, for the period beginning on the Closing Date and ending twelve (12) months after the Closing Date, each Power Employee shall be provided with (i) a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunity) that is no less favorable than that provided to such employee immediately prior to the Closing; provided that a Power Employee’s base compensation (salary or wages, as applicable) shall not be reduced below the level in effect for such employee as of immediately prior to the Closing Date; (ii) target long-term incentive compensation opportunity that is no less favorable than that provided to such employee immediately prior to the Closing Date, so that no Power Employee will be deprived of annual long-term incentive compensation awards for any calendar year as a result of differences in grant timing of long-term incentive awards by Power prior to the Closing Date; (iii) employee benefits (other than severance benefits) that are no less favorable in the aggregate than those in effect for such employee immediately prior to the Closing Date; and (iv) severance benefits and payments that are no less favorable than those set forth on Section 6.9(a) of the Power Disclosure Letter.
(b) As of and after the Closing Date, Shock will, or will cause the Surviving Corporation or its Subsidiary to, give Power Employees full credit for purposes of eligibility, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans) under any Shock Plan or any amended or replaced Power Plan for the Power Employees’ service with Power, its Subsidiaries and their predecessor entities to the same extent recognized by Power and its Subsidiaries immediately prior to the Closing Date.
(c) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by Power, Shock or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties, and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Power Employee or any other service provider (who is a natural person) of Power or any of its Subsidiaries), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended or shall be deemed to (i) establish, modify or amend any Power Plan or Shock Plan, (ii) prevent or limit the ability of Power, Shock, the Surviving Corporation or any of their respective Affiliates from amending or terminating any of their respective Employee Benefit Plans, or (iii) prevent or limit the ability of Power, Shock, the Surviving Corporation or any of their respective Affiliates to discharge or terminate the employment or service of any employee, officer, director or other service provider of Power, Shock, the Surviving Corporation or any of their respective Affiliates.

6.10 Indemnification; Directors’ and Officers’ Insurance.
(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from and after the Effective Time, Shock and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of Power or any of its Subsidiaries or who acts as a fiduciary under any Power Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any Threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Power or any of its Subsidiaries, a fiduciary under any Power Plan or is or was serving at the request of Power or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Shock and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Shock or the Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Shock or the Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Shock, the Surviving Corporation or the Indemnified Person within the last three (3) years.
(b) From and after the Effective Time, Shock and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.
(c) Shock and Power will cause to be put in place, and Shock shall fully prepay immediately prior to, and conditioned upon the occurrence of, the Effective Time, “tail” insurance policies with a claims period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Power’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Power’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Power for such purpose; and provided, further, that, if the cost of such insurance coverage exceeds such amount, Power shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(d) In the event that, prior to the sixth anniversary of the Effective Time, Shock or the Surviving Corporation or any of its successors or assignees after the Effective Time (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Shock or the Surviving

Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Shock and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Shock or Surviving Corporation unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Power or any of its Subsidiaries, or under any applicable Contracts or Law.
6.11 Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of Power or Shock, as applicable, Threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), Power or Shock, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Power or Shock, as applicable, shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consult regularly with the other Party in good faith and give reasonable consideration to the other Party’s advice with respect to such Transaction Litigation; provided that Power or Shock, as applicable, shall not cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).
6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, or (b) consistent with the final form of the joint press release announcing the execution and delivery of this Agreement and the investor presentation given to investors on the date of announcement of the execution and delivery of this Agreement; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees. Subject to Sections 6.3 and 6.4, as applicable, any material press release or other public statement with respect to this Agreement, the Merger and the other transactions contemplated herein must state the Power Board Recommendation, the Shock Board Recommendation and that each director of Power and Shock intends to vote, or cause to be voted, any shares of Power Common Stock or Shock Ordinary Shares, respectively, which he or she controls in favor of the Power Stockholder Approval or the Shock Shareholder Matters, respectively, subject to the terms of the applicable Power Support Agreement (including those relating to a Power Change of Recommendation, a Power Superior Proposal or a Power Intervening Event) or the absence of a Shock Change of Recommendation (including in response to a Shock Superior Proposal or a Shock Intervening Event), respectively. Notwithstanding the foregoing, neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a bona fide written Power Competing Proposal or Shock Competing Proposal, as applicable, and matters related thereto or a Power Change of Recommendation or a Shock Change of Recommendation, other than as set forth in Section 6.3 or Section 6.4, as applicable.
6.13 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, Power and Shock, as the case may be, shall confer on a regular basis with each other and shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC, any other Governmental Entity, Nasdaq, ASIC or the ASX in connection with this Agreement and the Transactions, to the extent permitted by applicable Law. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14 Reasonable Best Efforts; Notification; Power Equity Raise and Shock Equity Raise.
(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws and CFIUS governed by Section 6.8), upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3 and Section 6.4), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.
(b) Subject to applicable Law and as otherwise required by any Governmental Entity, Power and Shock each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Shock or Power, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or Consent of such Person is or may be required in connection with the Transactions).
(c) If the counterparty to the Power Equity Raise or the Shock Equity Raise were to default on its obligation to consummate the transactions contemplated by the Power Equity Raise and/or the Shock Equity Raise in accordance with its respective terms, then Power and Shock, respectively, may seek to find alternative equity financing sources with an aggregate amount of proceeds not to exceed the amount contemplated by the Power Equity Raise or the Shock Equity Raise, respectively, to replace the Power Equity Raise or the Shock Equity Raise, respectively. In case Power and/or Shock desires to pursue such alternative financing, then the Parties shall promptly negotiate in good faith and use reasonable best efforts to allow for such alternative financing to occur (including for the issuance of shares pursuant to such alternative financing to be deemed not a breach of the Parties’ representations and warranties in Section 4.2 or Section 5.2, as applicable, or the Parties covenants in Section 6.1(b)(ii) or Section 6.2(b)(ii), as applicable); provided that if the economic terms of such alternative financing would be less favorable to the Party pursuing such alternative financing (disregarding the Merger for this purpose) as compared to the economic terms of the Power Equity Raise or the Shock Equity Raise, as the case may be, then the Parties shall negotiate in good faith and use reasonable best efforts to equitably adjust the Exchange Ratio for the benefit of the shareholders of the Party not pursuing such alternative financing, taking into account the economic principles and terms agreed to by the Parties as of the execution of this Agreement, including the Exchange Ratio, the terms of the Power Equity Raise and the Shock Equity Raise, the capitalization of Power and Shock, and the share prices of Power Common Stock and Shock Ordinary Shares.
6.15 Section 16 Matters. Prior to the Effective Time, Shock, Merger Sub and Power shall take all such steps as may be required to cause any dispositions of equity securities of Power (including derivative securities) or acquisitions of equity securities of Shock (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Power, or will become subject to such reporting requirements with respect to Shock, to be exempt under Rule 16b-3 under the Exchange Act.
6.16 Stock Exchange Listing and Delistings; ASIC Registrations.
(a) Prior to the Closing Date, Power shall cooperate with Shock and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the Nasdaq to enable the delisting by the Surviving Corporation of the shares of Power Common Stock from Nasdaq and the deregistration of the shares of Power Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, Power shall make available to Shock, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.
(b) Prior to the Closing, Power will take all actions that are reasonably necessary to provide that the Power CDIs will, on the Closing Date or such other date and time as the parties hereto agree with ASX and

Power (as applicable), be (A) suspended from trading on ASX and (B) cancelled or exchanged for their applicable shares of Power Common Stock in accordance with the ASX Settlement Rules. As soon as practicable after the Effective Time, the Surviving Corporation will apply to ASX to delist Power, to take effect from the close of trading on the trading day immediately after Closing, or such other date as Shock and Power may agree, acting reasonably, following consultation with ASX. As soon as practicable after the Closing, the Surviving Corporation will notify ASIC of the Merger and either deregister Power as a foreign registered company under the Corporations Act, or register the Surviving Corporation as a foreign registered company under the Corporations Act, if applicable.
(c) Shock shall (i) use its reasonable best efforts to have the Depositary Bank prepare and file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Shock ADSs (the “Form F-6”) and (ii) prepare and file with the SEC a registration statement on Form 8-A relating to the registration of a class of securities under the Exchange Act (the “Form 8-A”). Each of the Power and Shock shall use its reasonable best efforts to have the Form F-6 and Form 8-A declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep each of the Form F-6 and Form 8-A effective as long as necessary to consummate the Transactions, including the Shock Share Issuance. Shock and Power shall use their reasonable best efforts to cause (A) the Shock Ordinary Shares to be issued in the Merger to be authorized for listing on ASX on the Closing Date, and (B) the Shock ADSs to be issued in the Merger to be approved for listing on Nasdaq on the Closing Date, in each case, subject to official notice of issuance.
6.17 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions. None of the Parties will make or cause or permit to be made, any application to the Australian Takeovers Panel or any court for or in relation to obtaining any declaration or determination that any aspect of the Merger constitutes unacceptable circumstances within the meaning of the Corporations Act or is unenforceable or unlawful.
6.18 Obligations of Merger Sub. Shock shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.
6.19 Establishment of ADR Facility. Shock shall use its reasonable best efforts to cause a sponsored American depositary receipt facility (the “ADR Facility”) to be established with the Depositary Bank for the purpose of issuing the Shock ADSs, including specifically and without limitation entering into a customary deposit agreement (the “Deposit Agreement”) with the Depositary Bank establishing the ADR Facility, to be effective as of the Effective Time, and filing with the SEC the Form F-6. Shock shall consider in good faith the comments of Power on the Deposit Agreement, and the Deposit Agreement shall be subject to the approval of Power, such approval not to be unreasonably withheld. In any event, subject to the prior sentence and applicable Laws, the Deposit Agreement shall (A) provide (i) that each Shock ADS under the ADR Facility shall represent and be exchangeable for a number of Shock Ordinary Shares determined by Shock, taking into account the Nasdaq listing rules requirements, subject to the approval of Power (such approval not to be unreasonably withheld), (ii) for customary provisions for the voting by the Depositary Bank of such Shock Ordinary Shares as instructed by the holders of the Shock ADSs, (iii) for the issuance, at the request of a holder, of either certificated or uncertificated Shock ADSs, (iv) subject to the limitations provided for in General Instruction I.A.1 of the Form F-6, that holders of Shock ADSs shall have the right at any time to exchange their Shock ADSs for the underlying Shock Ordinary Shares and (v) that the Shock Ordinary Shares deposited by Shock with the custodian for the ADR Facility shall be held by the custodian for the benefit of the Depositary Bank, (B) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of Shock ADSs promptly following its receipt of such materials, and (C) include customary provisions for the distribution to holders of Shock ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the custodian from Shock. The material terms of the Deposit Agreement and the Shock ADSs shall be described in the Proxy Statement. At or prior to the Effective Time, Shock shall instruct the Depositary Bank to issue a number of Shock ADSs sufficient to constitute the Shock ADS Consideration.

6.20 Intended Tax Treatment.
(a) Shock, Power, and Merger Sub intend that the Merger qualify for the Intended Tax Treatment. Each of Shock, Power, and Merger Sub (i) shall, and shall cause its respective Subsidiaries to, use its commercially reasonable efforts to cause the Merger to so qualify, (ii) shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise) such treatment provided, in each case, that such treatment is at least “more likely than not” to be sustained, and (iii) if their tax counsel is required, in connection with the filings described in Section 6.5, to deliver an opinion as to the material U.S. federal income tax consequences of the Merger, will reasonably cooperate with such tax counsel in connection with such opinion.
(b) None of Shock, Power, or Merger Sub shall, nor shall they permit their Affiliates to, take any action, and Shock, Power, and Merger Sub shall not, and shall ensure that their Affiliates do not, fail to take any action, which action or failure to act would prevent, preclude or impede the Merger from qualifying (or reasonably would be expected to cause the Merger to fail to qualify) for clause (i), (ii) or (iii) of the Intended Tax Treatment.
(c) Shock and Power shall promptly notify the other if, at any time before the Effective Time, Shock or Power, respectively, becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, preclude, or impede the Merger from qualifying for the Intended Tax Treatment.
(d) This Agreement (including any other agreements entered into pursuant to this Agreement) is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
(e) Notwithstanding anything in this Agreement to the contrary, the qualification of the Merger for the Intended Tax Treatment shall not be a condition to any Party’s obligation to consummate the Merger.
ARTICLE VII
CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:
(a) Power Stockholder Approval. The Power Stockholder Approval shall have been obtained at the Power Stockholders Meeting.
(b) Shock Shareholder Approval. The Shock Shareholder Approval shall have been obtained at the Shock Extraordinary General Meeting.
(c) Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, (ii) the CFIUS Approval shall have been obtained, and (iii) the ICA Approval shall have been obtained.
(d) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.
(e) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.
(f) Form F-6. The Form F-6 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.
(g) Listing. (i) The Shock ADSs that are issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance, and (ii) the Shock Ordinary Shares that are issuable pursuant to this Agreement shall have been authorized for listing on the ASX.

(h) ASIC and ASX. (i) ASIC shall have provided to Shock and Merger Sub such consents, approvals, waivers, relief and exemptions required under the Shock Share Issuance ASIC Relief or Requirements to implement the Shock Share Issuance; and (ii) the ASX shall have provided to Shock and Merger Sub such consents, approvals, waivers, relief and exemptions required for the Merger and the Shock Share Issuance.
7.2 Additional Conditions to Obligations of Shock and Merger Sub. The obligations of Shock and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Shock, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties of Power. (i) The representations and warranties of Power set forth in Section 4.2(a) (Capital Structure), the second and third sentences of Section 4.2(b) (Capital Structure), the first sentence of Section 4.2(c) (Capital Structure), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a), the second sentence of Section 4.2(b) and the first sentence of Section 4.2(c), for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Power set forth in Section 4.2 (Capital Structure) and the representations and warranties of Power the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.3(a) (Authority), Section 4.21 (Brokers) and Section 4.25 (Takeover Laws), shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Power set forth in Article IV (a) which are qualified by a “Power Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time) and (b) which are not qualified by a “Power Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii)(b), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Power Material Adverse Effect.
(b) Performance of Obligations of Power. Power shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
(c) Compliance Certificate. Shock shall have received a certificate of Power signed by an executive officer of Power, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.
7.3 Additional Conditions to Obligations of Power. The obligation of Power to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Power, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties of Shock and Merger Sub. (i) The representations and warranties of Shock and Merger Sub set forth in Section 5.2(a) (Capital Structure), the second and fourth sentences of Section 5.2(b) (Capital Structure), the first sentence of Section 5.2(c) (Capital Structure), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a), the second and fourth sentences of Section 5.2(b) and the first sentence of Section 5.2(c) (Capital Structure), Section 5.3(a), for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Shock and Merger Sub set forth in Section 5.2(b) (Capital Structure) and the representations and warranties of Shock and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.3(a) (Authority) and Section 5.20 (Brokers) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Shock and Merger Sub set forth in Article V (a) which are qualified by a “Shock Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), and (b) which are not qualified by a “Shock Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii)(b), where the failure of such representations and warranties to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Shock Material Adverse Effect.
(b) Performance of Obligations of Shock and Merger Sub. Shock and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.
(c) Compliance Certificate. Power shall have received a certificate of Shock signed by an executive officer of Shock, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.
7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.
ARTICLE VIII
TERMINATION
8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Power Stockholder Approval or the Shock Shareholder Approval has been obtained:
(a) by mutual written consent of Power and Shock;
(b) by either Power or Shock:
(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of, materially contributed to or resulted in the action or event described in this Section 8.1(b)(i) occurring;
(ii) if the Merger shall not have been consummated on or before 5:00 p.m. on September 30, 2025 (such date, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of, materially contributed to or resulted in the failure of the Merger to occur on or before such date;
(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the

End Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;
(iv) if the Power Stockholder Approval shall not have been obtained upon a vote held at a duly held and completed Power Stockholders Meeting, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Power where an action or failure to act of Power that constitutes a material breach by Power of this Agreement has materially contributed to the failure to obtain the Power Stockholder Approval; or
(v) if the Shock Shareholder Approval shall not have been obtained upon a vote held at a duly held and completed Shock Extraordinary General Meeting, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(v) shall not be available to Shock where an action or failure to act of Shock that constitutes a material breach by Shock of this Agreement has materially contributed to the failure to obtain the Shock Shareholder Approval.
(c) by Shock, prior to, but not after, the time the Power Stockholder Approval is obtained, if the Power Board or a committee thereof shall have effected a Power Change of Recommendation (whether or not such Power Change of Recommendation is permitted by this Agreement);
(d) by Power, prior to, but not after, the time the Shock Shareholder Approval is obtained, if the Shock Board or a committee thereof shall have effected a Shock Change of Recommendation (whether or not such Shock Change of Recommendation is permitted by this Agreement);
(e) by Shock, prior to, but not after, the time the Power Stockholder Approval is obtained, if Power, any of its Subsidiaries or any of Power’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.3(b) (No Solicitation by Power);
(f) by Power, prior to, but not after, the time the Shock Shareholder Approval is obtained, if Shock, any of its Subsidiaries or any of Shock’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.4(b) (No Solicitation by Shock); or
(g) by Power, if Shock shall not have delivered the Shock Historical Financials or the Shock Subpart 1300 Reports to Power on or before 5:00 pm on February 18, 2025, provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to Power (i) if prior to such termination, Shock shall have delivered to Power the Shock Historical Financials and the Shock Subpart 1300 Reports or (ii) from and after March 20, 2025.
8.2 Notice of Termination; Effect of Termination.
(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.
(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud.
8.3 Termination Fees and Other Payments.
(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated. Except as otherwise provided in Section 3.3(b)(vi), and except in respect of Australian capital gains Taxes arising to holders of shares of Power Capital Stock upon completion where roll-over relief under Subdivision 124-M of the Income Tax Assessment Act 1997 is unavailable (in which case such Taxes shall be borne and paid by such holders), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to, or as a result of, the Merger shall be borne by Shock or the Surviving Corporation, and expressly shall not be a liability of holders of Power Common Stock or Power Preferred Stock.
(b) If (i) Shock terminates this Agreement pursuant to Section 8.1(c) (Power Change of Recommendation) or Section 8.1(e) (No Solicitation by Power), (ii) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) (prior to, but not after, the time the Power Stockholder Approval is obtained) and, in the case of this clause (ii), either (x) the Power Board or a committee thereof shall have effected a Power Change of Recommendation or (y) Power, any of its Subsidiaries, or any of Power’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.3(b) (No Solicitation by Power), or (iii) Power terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Power Stockholder Approval) at a time when Shock has the right to terminate this Agreement pursuant to Section 8.1(c) (Power Change of Recommendation) or Section 8.1(e) (No Solicitation by Power), then Power shall pay Shock the Power Termination Fee in cash by wire transfer of immediately available funds to an account designated by Shock no later than three (3) Business Days after notice of termination of this Agreement.
(c) If (i) Power terminates this Agreement pursuant to Section 8.1(d) (Shock Change of Recommendation) or Section 8.1(f) (No Solicitation by Shock), (ii) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) (prior to, but not after, the time the Shock Shareholder Approval is obtained) and, in the case of this clause (ii), either (x) Shock Board or a committee thereof shall have effected a Shock Change of Recommendation or (y) Shock, any of its Subsidiaries, or any of Shock’s or its Subsidiaries’ Representatives shall have Willfully and Materially Breached the obligations set forth in Section 6.4(b) (No Solicitation by Shock), or (iii) Shock terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Shock Shareholder Approval) at a time when Power has the right to terminate this Agreement pursuant to Section 8.1(d) (Shock Change of Recommendation) or Section 8.1(f) (No Solicitation by Shock), then Shock shall pay Power the Shock Termination Fee in cash by wire transfer of immediately available funds to an account designated by Power no later than three (3) Business Days after notice of termination of this Agreement.
(d) If (i) (A) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Power Stockholder Approval), and on or before the date of any such termination a Power Competing Proposal made after the date hereof but before any termination shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Power Stockholders Meeting, or (B) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or Shock terminates this Agreement pursuant to Section 8.1(b)(iii) (Power Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Power Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the date of such termination, and, in the case of (i)(A) and (i)(B), (ii) within twelve (12) months after the date of such termination, Power enters into a definitive agreement with respect to a Power Competing Proposal or consummates a Power Competing Proposal, then Power shall pay Shock the Power Termination Fee. It is understood and agreed that with respect to the preceding clauses (i) and (ii), any reference in the definition of Power Competing Proposal to “20%” shall be deemed to be a reference to “50%.”
(e) If (i) (A) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(v) (Failure to Obtain Shock Shareholder Approval), and on or before the date of any such termination a Shock Competing Proposal made after the date hereof but before any termination shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least five (5) Business Days prior to the Shock Extraordinary General Meeting, or (B) Power or Shock terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or Power terminates this Agreement pursuant to Section 8.1(b)(iii) (Shock Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Shock Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least five (5) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Shock enters into a definitive agreement with respect to a Shock Competing Proposal or consummates a Shock Competing Proposal, then Shock shall pay Power the Shock Termination Fee. It is understood and agreed that with respect to the preceding clauses (i) and (ii), any reference in the definition of Shock Competing Proposal to “20%” shall be deemed to be a reference to “50%.”
(f) In no event shall Shock be entitled to receive more than one payment of the Power Termination Fee, and in no event shall Power be entitled to receive more than one payment of the Shock Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not have entered into this Agreement. The Parties intend that the payment of the Power Termination Fee or the Shock Termination Fee shall not be subject to goods and services or similar transfer Taxes and shall cooperate to minimize any such Taxes (“Transfer Taxes”). If Transfer Taxes are payable with respect to the Power Termination Fee, such Transfer Taxes shall be borne by Power. If Transfer Taxes are payable with respect to the Shock Termination Fee, such Transfer Taxes shall be borne by Shock. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of ten per cent (10%) per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) Power and its Subsidiaries against Shock and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Shock and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach), and, upon payment of such amount, none of Shock or Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Shock in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Shock and Merger Sub against Power and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Power shall be liable for damages for such fraud or Willful and Material Breach), and, upon payment of such amount, none of Power and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Power in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.
(g) Notwithstanding the other provisions of this Article VIII, this Article VIII does not impose an obligation on Shock to pay the Shock Termination Fee to the extent (and only to the extent) that the obligation to pay the Shock Termination Fee (or any part thereof) is declared or determined by the Takeovers Panel to constitute “unacceptable circumstances”. In furtherance thereof, Power will, within ten (10) Business Days of Shock having given Power a notice of such declaration or determination by Takeovers Panel, refund to Shock any part of the Shock Termination Fee that Shock has already paid to Power and the portion thereof that, in the Takeovers Panel’s declaration or determination, constitutes “unacceptable circumstances”.
ARTICLE IX
GENERAL PROVISIONS
9.1 Schedule Definitions. All capitalized terms in the Power Disclosure Letter and the Shock Disclosure Letter shall have the meanings ascribed to them herein, except as otherwise defined therein.
9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Articles II and III, and Section 4.26 (No Additional

Representations), Section 5.25 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.
9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) upon receipt, if delivered in person or by an internationally recognized courier; or (ii) upon transmission, if transmitted by electronic mail (“e-mail”); provided that each notice Party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt), in each case as addressed as follows (or to such other address as any Party shall specify by written notice so given):

(i)	if to Shock or Merger Sub, to:

Sayona Mining Limited
Level 28, 10 Eagle Street
Brisbane, Queensland,
4000 Australia
	Attention:	Lucas Dow
	E-mail:	[Omitted]

with a required copy to (which copy shall not constitute notice):

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York,
10128-4498, United States
	Attention:	Avner Bengera; Jamie Yarbrough
	E-mail:	avner.bengera@bakerbotts.com;
jamie.yarbrough@bakerbotts.com

(ii)	if to Power, to:

Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina
28012-3349
	Attention:	Bruce Czachor
	E-mail:	[Omitted]

with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York
10166-0193, United States
	Attention:	John Gaffney; Michelle Gourley
	E-mail:	JGaffney@gibsondunn.com;
MGourley@gibsondunn.com

Rejection or other refusal to accept or the inability to deliver because of a changed address of which no notice has been given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

9.4 Rules of Construction.
(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.
(b) Matters reflected in the Power Disclosure Letter or Shock Disclosure Letter are not necessarily limited to matters required by this Agreement to be disclosed in the Power Disclosure Letter or Shock Disclosure Letter, as applicable. The inclusion of any information in the Power Disclosure Letter or Shock Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Power Disclosure Letter or Shock Disclosure Letter, as applicable, that such information (or any non-disclosed item or information of comparable or greater significance) is required to be listed in the Power Disclosure Letter or Shock Disclosure Letter, as applicable, that such items are or may be material, or that such items have resulted or may result in a Power Material Adverse Effect or a Shock Material Adverse Effect. The headings, if any, of the individual sections of each of the Shock Disclosure Letter and the Power Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Power Disclosure Letter and Shock Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Power Disclosure Letter or Shock Disclosure Letter, as applicable, as an exception to a particular representation or warranty or covenant shall be deemed adequately disclosed as an exception with respect to all other representations or warranties or covenants to the extent that the relevance of such item to such representations or warranties or covenants is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Power Disclosure Letter or Shock Disclosure Letter with respect to such other representations or warranties or covenants or an appropriate cross reference thereto, and notwithstanding the presence or absence of any specific reference to the Power Disclosure Letter or Shock Disclosure Letter, as applicable. Each of the Power Disclosure Letter and the Shock Disclosure Letter is qualified in its entirety by reference to the specific provisions of this Agreement, and is not intended to constitute, and shall not be construed as constituting, representations and warranties or covenants of Power, Shock or Merger Sub, as applicable, except as and to the extent provided in this Agreement.
(c) The specification of any monetary amount in the representations and warranties or covenants or otherwise in this Agreement or in the Power Disclosure Letter or Shock Disclosure Letter, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between or among the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereto” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. Unless the context otherwise requires, the word “including” (in its various forms) means “including, without limitation.” For purposes of this Agreement, pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references herein to a specific time shall refer to New York, New York time. As used in this Agreement: (i) unless the context otherwise requires, the word “or” is not exclusive; (ii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (iii) references to “written” or “writing” include in electronic form; and (iv) unless the context otherwise requires, (x) the term “dollars” and the symbol “US$” mean United States Dollars, (y) the symbol “AU$” means Australian Dollars, and (z) references to amounts in one currency include references to their equivalents at the applicable time in any other currency. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(e) In this Agreement, except as the context may otherwise require, references to: (i) any Contract (including this Agreement), statute, rule or regulation are to the Contract, statute, rule or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days ending at 11:59 p.m. (New York, New York time); when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was made available in the virtual data room that relates to the Transactions and is maintained by Power or Shock, as applicable, prior to the execution of this Agreement.
9.5 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or e-mail in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Power Common Stock and Power Equity Awards to receive the Merger Consideration, but only from and after the Effective Time, and (b) Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives), but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
9.7 Governing Law; Venue; Waiver of Jury Trial.
(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.
(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED

STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE (AND ANY APPELLATE COURTS FROM ANY OF THE FOREGOING COURTS) SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT (AND ANY APPELLATE COURT THEREFROM). THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. NOTHING IN THIS SECTION 9.7 SHALL LIMIT THE JURISDICTION OF THE TAKEOVERS PANEL IN RELATION TO MATTERS WITHIN ITS JURISDICTION RAISED WITH IT BY THIRD PARTIES.
9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible, including that if any obligation imposed on Shock under Section 6.4 or an obligation relating to the Shock Termination Fee under Section 8.3 is declared or determined by the Takeovers Panel to constitute “unacceptable circumstances” within the meaning of the Corporations Act, the Parties agree that application of Section 6.3 relating to the equivalent obligation imposed on Power or the obligation relating to the Power Termination Fee under Section 8.3 is modified and read down as it applies to Power to reflect the original intent of the Parties that the Transactions and the obligations under those Sections are to apply mutually to the Parties. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order
9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void and of no effect.
9.10 Affiliate Liability. Each of the following is referred to in this Section 9.10 as a “Power Affiliate”: (a) any direct or indirect holder of equity interests or securities in Power (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) Power or (ii) any Person who controls Power. No Power Affiliate shall have any liability or obligation to Shock or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and Shock and Merger Sub hereby waive and release all claims of any such liability and obligation, other than for fraud. Each of the following is referred to in this Section 9.10 as a “Shock Affiliate”: (x) any direct or indirect holder of equity interests or securities in Shock (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Shock or (ii) any Person who controls Shock. No Shock Affiliate shall have any liability or obligation to Power of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and Power hereby waives and releases all claims of any such liability and obligation, other than for fraud.
9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages, (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or Threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11, and (c) the alleged breaching Party will not plead in defense thereto that there would be an adequate remedy at Law. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.
9.12 Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of Power or the applicable approval of the Shock Shareholder Matters by the shareholders of Shock, but, after any such adoption or approval, as applicable, no amendment shall be made which would require the further adoption or approval, as applicable, by such stockholders or shareholders, as applicable, pursuant to applicable Law without first obtaining such further adoption or approval, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
9.13 Extension; Waiver. At any time prior to the Effective Time, Power and Shock may, to the extent allowed under applicable Law:
(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;
(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or
(c) waive compliance with any of the agreements or conditions of the other Party contained herein.
Notwithstanding the foregoing, no failure or delay by Power or Shock in exercising any right, power or privilege hereunder shall operate as a waiver of any breach of any provision hereof or of any prior or subsequent breach of the same or any other provision hereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise of any other right, power or privilege hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.
[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

SAYONA MINING LIMITED

By:	/s/ Lucas Dow
	Name:	Lucas Dow
	Title:	Managing Director and Chief Executive Officer

By:	/s/ Dylan Darbyshire-Roberts
	Name:	Dylan Darbyshire-Roberts
	Title:	Company Sectary and General Counsel

SHOCK MERGECO INC.

By:	/s/ Lucas Dow
	Name:	Lucas Dow
	Title:	President and Chief Executive Officer

PIEDMONT LITHIUM INC.

By:	/s/ Keith Phillips
	Name:	Keith Phillips
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B
Strictly Confidential
Execution Version
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of November 18, 2024 by and between Piedmont Lithium Inc., a Delaware corporation (“Power”), and the undersigned stockholder (the “Stockholder”) of Power. Capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).
RECITALS
WHEREAS, concurrently with the execution of this Agreement, Power, Sayona Mining Limited, an Australian public company limited by shares (“Shock”), and Shock MergeCo Inc., a Delaware corporation and wholly owned subsidiary of Shock (“Merger Sub”), are entering into that certain Agreement and Plan of Merger, dated as of the date hereof(as it may be amended from time to time by the parties thereto, the “Merger Agreement”), which provides for, among other things (a) the merger of Merger Sub with and into Power in accordance with its terms (the “Merger”), and (b) the issuance of Shock Ordinary Shares and Shock ADSs in connection with the Merger;
WHEREAS, pursuant to the Merger, each share of Power Common Stock (other than certain shares specified in the Merger Agreement) that is outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted into the right to receive the consideration set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of shares of Power Common Stock as set forth on Schedule I hereto (the “Existing Shares”) and of the securities convertible into, or exercisable or exchangeable for, shares of Power Common Stock as set forth on Schedule I hereto; and
WHEREAS, as a condition and inducement for Shock to enter into the Merger Agreement, the Stockholder and Power are entering into this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1. Agreement to Vote.
(a) From the date hereof until the Expiration Date (as defined below), the Stockholder shall (x) appear at (or otherwise cause all the Existing Shares and all New Shares (as defined below) (collectively, the “Subject Shares”) to be counted as present for purposes of calculating a quorum) at the Power Stockholders Meeting and (y) vote or cause to be voted, by proxy or otherwise, all Subject Shares, to the extent (in the case of securities convertible into, or exercisable or exchangeable for, shares of Power Common Stock) any such Subject Shares are capable of being voted, at the Power Stockholders Meeting, and on every action proposed to be approved by the written consent of the holders of outstanding shares of Power Common Stock in favor of the adoption and approval of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and in favor of any proposal to adjourn or postpone any meeting of the stockholders of Power at which the Merger Agreement and the transactions contemplated thereby, including the Merger, are submitted for the consideration and vote of the stockholders of Power to a later date if there insufficient shares of Power Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Power Stockholders Meeting.
(b) Prior to the Expiration Date, the Stockholder shall not enter into any Contract or understanding with any Person to vote or give instructions, or grant any proxy or power of attorney in any manner inconsistent with this Section 1.

(c) Notwithstanding anything to the contrary set forth herein, if the Stockholder is serving on the Power Board, then the obligations of the Stockholder set forth herein (including Section 1 hereof) shall be subject to the right or ability of the Stockholder to exercise his or her fiduciary duties, including by voting in his or her capacity as a director to effect a Power Change of Recommendation in accordance with the terms of the Merger Agreement, or voting the Subject Shares consisting with his or her position with respect to a Power Change of Recommendation.
2. New Shares. The Stockholder agrees that any shares of Power Common Stock that the Stockholder purchases or with respect to which the Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by the Stockholder that are convertible into, or exercisable or exchangeable for, shares of Power Common Stock (“New Shares”), shall, from the date of such acquisition, be subject to the terms and conditions of this Agreement to the same extent as if they constituted Existing Shares.
3. No Obligation to Exercise Options or Other Securities. Nothing contained in this Agreement shall require the Stockholder to (i) convert, exercise or exchange any option, warrant or convertible security in order to obtain any underlying shares of Power Common Stock or (ii) vote, or execute any consent with respect to, any shares of Power Common Stock underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.
4. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Power or any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder, and Power shall have no authority by virtue of this Agreement or the transactions to be consummated pursuant hereto to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Power or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares to the extent such Subject Shares are entitled to be voted, except as expressly provided herein.
5. Representations and Warranties of the Stockholder. The Stockholder hereby represents, warrants and covenants to Power as follows:
(a) The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. If the Stockholder is married and any of the Subject Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, valid, binding and enforceable, this Agreement has been duly executed and delivered by, and, assuming the due authorization, execution and delivery by Power, constitutes the legal, valid and binding obligation of, the Stockholder’s spouse, enforceable in accordance with its terms except, in each case, as enforcement may be limited by the Creditors’ Rights.
(b) As of the date hereof, the Existing Shares constitute all of the shares of Power Common Stock beneficially owned or owned of record by the Stockholder, and except as set forth on Schedule I, the Stockholder does not beneficially own any securities of Power. Except as provided for herein, the Stockholder has sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Shares.
(c) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of his or her obligations under this Agreement will not, (i) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound, or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, Contract to which the Stockholder is a party or by which the Stockholder or any of its assets or properties (including the Subject Shares) is bound, except for any of the foregoing as would not reasonably be expected, individually and in the aggregate, to have an adverse effect on the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(d) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of his or her obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity or any other person, other than the filings of any reports with the SEC (if any).
6. Disclosure. The Stockholder shall permit Power to publish and disclose (in all documents and schedules filed with the SEC, or lodged or filed with ASIC or the ASX, and any press release or other disclosure document that Power determines to be required by applicable Law in connection with the Merger and the other Transactions) the Stockholder’s identity and ownership of Subject Shares and the nature of the commitments, arrangements and understandings under this Agreement. Power shall permit the Stockholder to publish and disclose in all disclosure documents to the extent required by applicable Law the nature of the commitments, arrangements and understandings under this Agreement.
7. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (a) the Effective Time, (b) the date the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof, or (c) the date on which the Power Board shall have effected a Power Change of Recommendation in compliance with Section 6.3 of the Merger Agreement (such date, the “Expiration Date”). Neither the provisions of this Section 7 nor the termination of this Agreement shall relieve any party hereto from any liability of such party to any other party incurred prior to such termination or arising out of or in connection with a breach of this Agreement.
8. Miscellaneous.
(a) Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) upon receipt, if delivered in person or by an internationally recognized courier; or (ii) upon transmission, if transmitted by electronic mail (“e-mail”); provided that each notice party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt, in each case as addressed as follows (or to such other address as any party shall specify by written notice so given):

(i) if to Power, to:

Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina
Attention:	Bruce Czachor
E-mail:	[Intentionally Omitted]

with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Attention:	John Gaffney; Michelle Gourley
E-mail:	JGaffney@gibsondunn.com;
MGourley@gibsondunn.com

(ii) If to the Stockholder, to the address set forth on Schedule I hereto.

(b) Certain Interpretations. All references in this Agreement to Sections, clauses and other subdivisions refer to the corresponding Sections, clauses and other subdivisions of this Agreement unless expressly provided otherwise. The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereto” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section” and words of similar import, refer only to the Sections or other subdivisions hereof in which such words occur. Unless the context otherwise requires, the words “party” and “parties” refer to the parties to this Agreement. Unless the context otherwise requires, the word “including” (in its various forms) means “including, without limitation.” For purposes of this Agreement, pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. As used in this Agreement: (i) unless the context otherwise requires, the word “or” is not exclusive; (ii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (iii) references to “written” or “writing” include in electronic form. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. In this Agreement, except as the context may otherwise require, references to: (w) any Contract (including this Agreement), statute, rule or regulation are to the Contract, statute, rule or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (x) any Governmental Entity includes any successor to that Governmental Entity; (y) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (z) “days” mean calendar days ending at 11:59 p.m. (New York, New York time); when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
(c) Entire Agreement; No Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(d) Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Power may assign the rights and delegate its right and obligations under this Agreement to any person to whom Power has assigned its rights under the Merger Agreement in compliance therewith. Any assignment in contravention of this Section 8(d) shall be void and of no effect.
(e) Amendments and Modification; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver of any breach of any provision hereof or of any prior or subsequent breach of the same or any other provision hereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise of any other right, power or privilege hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.
(f) Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that to reflect as much as possible the original intent of the parties. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.
(g) Specific Performance and Other Remedies. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 8(g), this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages, (b) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or Threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 8(g), and (c) the alleged breaching party will not plead in defense thereto that there would be an adequate remedy at Law. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8(g), and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
(h) Fees and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses, whether or not the Merger is consummated.
(i) GOVERNING LAW. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY PRINCIPLES OF CONFLICTS OF LAW THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.
(j) VENUE; WAIVER OF JURY TRIAL. THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE (AND ANY APPELLATE COURTS FROM ANY OF THE FOREGOING COURTS) SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT (AND ANY APPELLATE COURT THEREFROM). THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN

CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8(a) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(k) Joint Drafting. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
(l) Counterparts. This Agreement may be executed in counterparts, including via facsimile or e-mail in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

PIEDMONT LITHIUM INC.

By:
	Name:	Bruce Czachor
	Title:	Executive Vice President and Chief Legal Officer and Secretary

[Signature Page to Power Support Agreement – [Stockholder Name]]

[STOCKHOLDER]

By:
Name: [•]

Acknowledged and agreed to by:

By:
Name of Stockholder’s spouse, if any:

[Signature Page to Power Support Agreement – [Stockholder Name]]

SCHEDULE I

Stockholder	Existing Shares	Other Securities of Power	Address (including email)
[•]	[•]	[•]	[•]

Schedule A

Annex C

November 18, 2024
The Board of Directors
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina 28012
United States
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Piedmont Lithium Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Sayona Mining Ltd. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror and its subsidiary, Shock MergeCo Inc. (“Merger Sub”), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, including any shares in respect of which a CHESS Depositary Interest has been issued (each such depositary interest, a “Company CDI Share”), other than shares of Company Common Stock (i) held in treasury or owned by the Acquiror or Merger Sub, in each case, excluding shares of Company Common Stock held on behalf of third parties or (ii) owned by any direct or indirect subsidiary of the Company or the Acquiror, other than Merger Sub, will be converted into the right to receive: (i) in the case of a share of Company Common Stock other than a Company CDI Share, a number of American depositary shares representing the ordinary shares of the Acquiror (such depositary shares, the “Acquiror ADSs”, and such ordinary shares, the “Acquiror Ordinary Shares”) representing a number of Acquiror Ordinary Shares equal to 527.0 (the “Exchange Ratio”) and (ii) in the case of a Company CDI Share, a number of Acquiror Ordinary Shares equal to the product of (x) the fraction of a share of Company Common Stock then represented by the applicable Company CDI Share and (y) the Exchange Ratio.
In connection with preparing our opinion, we have (i) reviewed a draft dated November 18, 2024 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Ordinary Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the businesses of the Company and the Acquiror, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with the management of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. At the direction of the Company, we have also assumed that the Power Equity Raise (as defined in the Agreement), the Shock Equity Raise (as defined in the Agreement) and the Closing Equity Raise (as defined in the Agreement, and together with the Power Equity Raise and the Shock Equity Raise, the “Equity Raises”) will each be on the terms and take place on the dates discussed with the management of the Company. Furthermore, we have also assumed, at the direction of the Company, that if the Transaction were not to occur, each of the Company and the Acquiror would need to raise equity on the terms discussed with the management of the Company. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We also express no opinion with respect to the terms of the Equity Raises. We are expressing no opinion herein as to the price at which the Company Common Stock, the Company CDI Shares, the Acquiror Ordinary Shares or the Acquiror ADSs will trade at any future time.
We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company in connection with LG Chem’s equity investment in the Company in February 2023. As you are aware, J.P. Morgan and/or its affiliates are currently providing advisory services to the Company in connection with the concurrent Equity Raises being undertaken by the Company, the Acquiror and on behalf of the Acquiror in its capacity as the surviving entity of the Transaction. In addition, we and our affiliates hold, on a proprietary basis, less than 2% of the outstanding shares of Company Common Stock and less than 1% of the outstanding shares of Acquiror Ordinary Shares. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
/s/ J.P. MORGAN SECURITIES LLC
J.P. MORGAN SECURITIES LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Officers and Directors of Sayona
Australian law. Australian law provides that a company or a related body corporate of the company may provide for indemnification of a person as an officer or auditor of the company, except to the extent of any of the following liabilities incurred as an officer or auditor of the company:
•	a liability owed to the company or a related body corporate of the company;
•	a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Australian Corporations Act; or
•	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith.
Australian law provides that a company or related body corporate of the company must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred:
•	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;
•	in defending or resisting criminal proceedings in which the person is found guilty;
•
in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the officer or a director under the Australian Corporations Act, in which the presiding court denies the relief.
Constitution. Sayona’s Constitution provides, to the extent permitted by and subject to any applicable law, for the indemnification of each director, secretary and officer of Sayona, or a subsidiary of Sayona against any liability incurred by that person in such capacity, and for any legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.
SEC Position. Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or persons controlling Sayona pursuant to the foregoing provisions, Sayona has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the U.S. Securities Act and is therefore unenforceable.
Item 21. Exhibits and Financial Statement Schedules
A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.
Item 22. Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the U.S. Securities Act of 1933;
ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered

(if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the U.S. Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the U.S. Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)
That, for the purpose of determining liability under the U.S. Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)
That, for the purpose of determining liability of the registrant under the U.S. Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)
That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)
That every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the U.S. Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description
2.1^
Agreement and Plan of Merger, dated as of November 18, 2024, by and among Piedmont Lithium Inc., Sayona Mining Limited, and Shock MergeCo Inc. (attached as Annex A to the proxy statement/prospectus included in this Registration Statement)

3.1	Constitution of Sayona Mining Limited
4.1*	Form of Deposit Agreement by and between Sayona Mining Limited and [•], as Depositary, and Owners and Holders of American Depositary Shares
5.1*	Opinion of Herbert Smith Freehills as to the validity of Sayona ordinary shares, including the Sayona ordinary shares underlying the Sayona ADSs, being registered in connection with the transaction
10.1^
Form of Support Agreement by and between Piedmont Lithium Inc. and certain stockholders of Piedmont Lithium Inc. (attached as Annex B to the proxy statement/prospectus included in this Registration Statement)

10.2†	Placement Agreement, dated November 19, 2024, by and between Sayona Mining Limited and Canaccord Genuity (Australia) Limited
10.3†	Subscription Agreement, dated November 19, 2024, by and between Sayona Mining Limited and Resource Capital Fund VIII, L.P.
10.4	Information and Observation Rights Letter, dated November 19, 2024, by and between Sayona Mining Limited and Resource Capital Fund VIII L.P.
10.5+	Sayona Mining Limited Share and Option Plan Rules
16.1*	Letter from Moore Australia Audit (QLD) Pty Ltd to the Securities and Exchange Commission
21.1	List of significant subsidiaries of Sayona Mining Limited
23.1*	Consent of Moore Australia Audit (WA), independent registered public accounting firm (with respect to the Sayona consolidated financial statements)
23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (with respect to the Piedmont consolidated financial statements)
23.3*	Consent of Deloitte & Touche LLP, independent registered public accounting firm (with respect to the Piedmont consolidated financial statements)
23.4*	Consent of Qualified Person (Tony O’Connell) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 96.1 to this Registration Statement)
23.5*	Consent of Qualified Person (Steven Andrews) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 96.1 to this Registration Statement)
23.6*	Consent of Qualified Person (Simon O’Leary) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 96.1 to this Registration Statement)
23.7*	Consent of Qualified Person (Alan Hocking) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, filed as Exhibit 96.1 to this Registration Statement)
23.8*	Consent of Qualified Person (Tony O’Connell) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 96.2 to this Registration Statement)
23.9*	Consent of Qualified Person (Steven Andrews) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 96.2 to this Registration Statement)
23.10*	Consent of Qualified Person (Simon O’Leary) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 96.2 to this Registration Statement)
23.11*	Consent of Qualified Person (Alan Hocking) (with respect to the Moblan Lithium Technical Report Summary, dated December 16, 2024, filed as Exhibit 96.2 to this Registration Statement)
23.12*	Consent of Qualified Person (Tony O’Connell) (with respect to the Authier Lithium Technical Report Summary, dated February 18, 2025, filed as Exhibit 96.3 to this Registration Statement)
23.13*	Consent of Qualified Person (Steven Andrews) (with respect to the Authier Lithium Technical Report Summary, dated February 18, 2025, filed as Exhibit 96.3 to this Registration Statement)
23.14*
Consent of Qualified Person (Tony O’Connell) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, incorporated by reference into the proxy statement/prospectus included in this Registration Statement)

Exhibit Number	Description
23.15*
Consent of Qualified Person (Steven Andrews) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, incorporated by reference into the proxy statement/prospectus included in this Registration Statement)

23.16*
Consent of Qualified Person (Simon O’Leary) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, incorporated by reference into the proxy statement/prospectus included in this Registration Statement)

23.17*
Consent of Qualified Person (Alan Hocking) (with respect to the North American Lithium Technical Report Summary, dated December 9, 2024, incorporated by reference into the proxy statement/prospectus included in this Registration Statement)

23.18*
Consent of Qualified Person (Tony O’Connell) (with respect to the Authier Lithium Technical Report Summary, dated February 18, 2025, incorporated by reference into the proxy statement/prospectus included in this Registration Statement)

23.19*
Consent of Qualified Person (Steven Andrews) (with respect to the Authier Lithium Technical Report Summary, dated February 18, 2025, incorporated by reference into the proxy statement/prospectus included in this Registration Statement)

23.20*
Consent of firm acting as Qualified Person (Dr. Steven Keim authorized representative of, Marshall, Miller & Associates) (with respect to Piedmont’s Technical Report Summary of a Feasibility Study of the Carolina Lithium Project, dated April 20, 2023)

23.21*	Consent of Qualified Person (Leon McGarry) (with respect to Piedmont’s Technical Report Summary of a Feasibility Study of the Carolina Lithium Project, dated April 20, 2023)
23.22*	Consent of Qualified Person (Peter Grigsby, Primero Americas Inc.) (with respect to the Technical Report Summary of a Feasibility Study of the Carolina Lithium Project, dated April 20, 2023)
23.23*	Consent of Herbert Smith Freehills (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
96.1	North American Lithium Technical Report Summary, dated December 9, 2024
96.2	Moblan Lithium Technical Report Summary, dated December 16, 2024
96.3	Authier Lithium Technical Report Summary, dated February 18, 2025
99.1*	Form of Proxy Card
99.2*	Consent of J.P. Morgan Securities LLC
107*	Calculation of Filing Fee Table

^
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).

SIGNATURES
Pursuant to the requirements of the U.S. Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brisbane, Australia on [   ], 2025.

SAYONA MINING LIMITED

By:
	Name:	Lucas Dow
	Title:	Managing Director and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Lucas Dow, Dougal Elder and Dylan Roberts (with full power to each of them to act alone), as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign and file with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and any and all other documents that may be required in connection therewith, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any substitutes therefor, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated and on the dates indicated:

Signature	Title	Date

	Managing Director and Chief Executive Officer (Principal Executive Officer)	[ ], 2025
Lucas Dow

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	[ ], 2025
Dougal Elder

	Non-Executive Director	[ ], 2025
James Brown

	Non-Executive Director	[ ], 2025
Paul Crawford

	Non-Executive Director	[ ], 2025
Philip Lucas

	Non-Executive Director	[ ], 2025
Allan Buckler

	Non-Executive Director	[ ], 2025
Laurie Lefcourt

Pursuant to the requirements of Section 6(a) of the U.S. Securities Act of 1933, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in his capacity as the duly authorized representative of Sayona Mining Limited in the United States, on [    ], 2025.

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director